División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2[redacted]
Bolsas:
Teléfonos: (0243) 2

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
[redacted] 2401255 - 2401376 -
C.A
2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

07020569

Rule 12g3-2 (b) File N° 82-4240

Caracas January 21th 2006

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

PROCESSED
JAN 30 2007
THOMSON
FINANCIAL

RECEIVED
2007 JAN 26 A 11:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

Leticia Level G.
Corporate Planning Manager
Fax N° 58-212-901-23-17
Phone : 58-212-901-22-45

MANPA

COMISION NACIONAL DE VALORES

PROSPECTO

MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.

www.manpa.com.ve

Capital Autorizado:	Bs.	45.880.188.480,oo
Capital Suscrito:	Bs.	22.940.094.240,oo
Capital Pagado:	Bs.	22.940.094.240,oo

OFERTA PUBLICA DE PAPELES COMERCIALES AL PORTADOR

MONTO MAXIMO AUTORIZADO PARA CIRCULAR:

QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo)

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.	**Categoría "X" Subcategoría "X"**
FITCH VENEZUELA, SOCIEDAD CALIFICADORA DE RIESGO, S.A	**Categoría "X"Subcategoría " X"**
CLASIFICADORES ASOCIADOS S&S, C.A	**Categoría "X"Subcategoría " X"**

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL

REPRESENTANTE COMUN DE LOS TENEDORES DE PAPELES COMERCIALES

EMISION: 2006 - I

La presente emisión de Papeles Comerciales fue aprobada en la Asamblea General Ordinaria de Accionistas celebrada el 21 de Abril de 2.006, inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 03 de mayo de 2.006, Nº 26, Tomo 57-A-Pro, y aprobada por la Junta Directiva según Acta No. 947 de fecha 30 de junio de 2006.

CERTIFICACION DE LA COMISION NACIONAL DE VALORES:

"LA COMISION NACIONAL DE VALORES CERTIFICA QUE SE HAN CUMPLIDO LAS DISPOSICIONES DE LAS NORMAS RELATIVAS A LA EMISION, OFERTA PUBLICA Y NEGOCIACION DE PAPELES COMERCIALES EN LO QUE RESPECTA A LA SOLICITUD DE AUTORIZACION PARA HACER OFERTA PUBLICA EN LOS TERMINOS Y CONDICIONES QUE SE DESCRIBEN EN ESTE PROSPECTO. NO CERTIFICA LA CALIDAD DE LA INVERSION".

La autorización para emitir Papeles Comerciales quedó inscrita en el Registro Nacional de Valores mediante Resolución Nº XXXXXXX del XXXXXXXXXXX y tendrá una vigencia de un (1) año calendario contado a partir del día siguiente a la fecha de emisión de la primera serie.

1. INFORMACION BASICA SOBRE LA EMISION

1.1 Tipo de Documento:

Papeles Comerciales al Portador

1.2 Monto Autorizado para Circular:

El monto máximo de papeles comerciales que podrá estar en circulación en cualquier momento durante la vigencia de la autorización es de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,00). La autorización tendrá un plazo de vigencia no superior a un (1) año calendario contado a partir del día siguiente a la fecha de emisión de la primera serie, la cual deberá ofertarse públicamente dentro de los tres (3) meses siguientes, contados a partir de la fecha de la autorización otorgada por la Comisión Nacional de Valores.

1.3 Emisiones:

Las emisiones podrán efectuarse en una o varias series, simultáneas o sucesivas, serán en bolívares y ninguna podrá ser inferior al diez por ciento (10%) del monto máximo autorizado.

El monto total, a valor nominal, de las series en circulación no podrá exceder en cualquier momento el monto global autorizado de QUINCE MIL MILLONES DE BOLIVARES CON 00/100 (Bs. 15.000.000.000,00). A los fines del cálculo del monto máximo en circulación, no se computará el valor nominal de Papeles Comerciales emitidos pero aún no colocados en el mercado.

1.4 Plazos:

Los títulos tendrán un vencimiento fijo no inferior a quince (15) días, ni superior a trescientos sesenta (360) días contados a partir de la fecha de emisión, según lo contemplado en el Artículo N° 50 de la LEY DE MERCADO DE CAPITALES". Los plazos serán definidos en la publicación de prensa correspondiente, a ser realizada al inicio de la colocación de cada serie.

El plazo de vencimiento no podrá ser anticipado y, no podrá ser posterior a la fecha de expiración de la autorización otorgada por la Comisión Nacional de Valores, de acuerdo al Art. Nº 2 de las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales. Únicamente en caso de mora, la asamblea de los tenedores de papeles comerciales podrá convenir un plazo mayor.

1.5 Precio al Público:

El precio al público de la colocación primaria de los títulos de papeles comerciales que integrarán cada serie que se emita en base a esta autorización podrá ser a su valor par, a descuento o con prima.

Las respectivas tasas de interés y el rendimiento efectivo se definen en el punto 1.7 del presente prospecto.

1.6 Colocación:

La colocación de cada una de las series de la presente emisión se podrá realizar bajo cualquiera de los siguientes sistemas de colocación: "Colocación en Base a Mayores Esfuerzos", "En Firme" o "Garantizada", según lo que se determine en la oportunidad de cada serie.

EL EMISOR, podrá colocar directamente las series que se emitan en base a esta autorización, pudiendo utilizar los Corredores Públicos de Títulos Valores como Agentes de Distribución. En la oportunidad de cada serie se determinará EL(LOS) AGENTE(S) DE COLOCACION respectivo(s) y constará en el aviso de prensa correspondiente.

1.7 Intereses o Rendimiento:

Las respectivas tasas de interés y el rendimiento efectivo proporcionado por las mismas se determinarán en el momento de la colocación inicial de cada una de las series y constará en el respectivo Título Único y notificado a través del aviso de prensa de oferta publica correspondiente.

1.8 Custodia de los Títulos:

Cada una de las series que se emitan en base a esta autorización estará conformada por un Título Único por el monto total de la serie efectivamente colocado, el cual permanecerá en custodia de Venezolano de Crédito, S. A. Banco Universal, quien emitirá Certificados de Custodia Negociables igual al número de inversionistas que posea cada serie.

1.9 Representante Común de los Tenedores de Papeles Comerciales:

La Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., en su reunión de fecha 30 de junio de 2.006, acordó la designación del Venezolano de Crédito, S.A. Banco Universal, como Representante Común de los Tenedores de Papeles Comerciales, tal designación fue aprobada por la Comisión Nacional de Valores el xxxxxxxxxxxxxxxxxxxxxx.

1.10 Mercado Secundario:

Dentro de los veinte (20) días siguientes a la fecha en que haya concluido el proceso de colocación primaria de cada serie, podrá solicitar la inscripción del Título Único o de los Títulos que conforman la misma en la Bolsa de Valores de Caracas, C.A.

1.11 Pago de los Títulos:

Los títulos que componen cada serie serán pagados a su vencimiento por Manufacturas de Papel, C.A. (MANPA) S.A.C.A., en la Av. Francisco de Miranda con esquina El Parque, Torre Country Club, Piso 11, Chacaíto, Caracas.

1.12 Uso de los Fondos:

Los fondos provenientes de la colocación de la presente emisión de Papeles Comerciales, se destinarán cien por ciento (100 %) a cubrir las necesidades de Capital de Trabajo, entendiéndose como tal, a la diferencia entre las Cuentas por Cobrar más los inventarios menos las Cuentas por Pagar. Esta diferencia normalmente se origina por el desfase existente entre las compras de materias primas, su procesamiento y transformación en productos terminados, la venta del producto y posteriormente su cobranza.

1.13 Calificación de Riesgos:

En cumplimiento con lo establecido en las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales, a continuación se presenta un resumen de los resultados del proceso de calificación de riesgo de los papeles comerciales que integran la presente oferta pública:

- CLAVE, SOCIEDAD CALIFICADORA DE RIESGO C.A.

"La Junta Calificadora le otorga a la presente emisión la categoría A, sub- categoría A2"
Esta calificación se fundamenta en:

-En 2005 y 2006, la continua sobre valuación del bolívar ha afectado las operaciones de Manpa, estimulando la importación de papeles (principalmente blancos) y reduciendo las exportaciones. No obstante, Manpa mantiene un sólido margen operativo: 9,8 % en el primer semestre de 2006 y 10,8 en el AF05.

-La cobertura de intereses es holgada (11 veces en el primer semestre de 2006). Las bajas tasas de interés seguirán favoreciendo el servicio de la deuda la cual está contratada en su totalidad en bolívares. La deuda financiera neta representa un bajo porcentaje de las ventas del Emisor y de su patrimonio.

-Manpa mantiene una alta proporción de efectivo en el activo circulante a fin de enfrentar los ciclos adversos de la industria. Al 30/06/06 el Efectivo y Equivalentes equivale al 60% de la deuda financiera.

-La sobrevaluación del bolívar puede ser corregida a inicios de 2007, reduciendo la amenaza de las importaciones en el sector e incrementando la competitividad de las exportaciones.

- FITCH VENEZUELA, SOCIEDAD CALIFICADORA DE RIESGO S.A.

"La Junta Calificadora le otorga a la presente emisión la categoría A, sub- categoría A2"
Esta calificación se fundamenta en:

-MANPA constituye una de las empresas más reconocidas del sector de pulpa y papel en Venezuela, con más de 50 años de operaciones, ofreciendo productos intermedios y

terminados en los segmentos de higiénicos, bolsas, empaques, resmas, formas continuas, productos escolares y de oficina. Su estrategia se ha orientado hacia su consolidación como empresa papelera integrada a fin de poder enfrentar los ciclos propios del negocio papelero, siendo que además la empresa ha llevado a cabo una reestructuración operativa y administrativa a fin de mejorar sus niveles de eficiencia.

-Durante los años 2004 y 2005, el nivel de ventas en TM reflejó una tendencia creciente respecto al año 2003 por el aumento del Producto Interno Bruto real mientras que aún cuando para el último año, la menor devaluación del bolívar favoreció los precios relativos de los productos importados. De esta forma, el volumen de ventas experimentó en el año 2005 un descenso de 11% con relación al año anterior. Sin embargo, para el caso de las ventas de papeles higiénicos, éstas han mantenido una tendencia creciente desde el año 2004.

-MANPA ha mantenido una sólida posición de mercado a nivel nacional en su segmento más importante (higiénicos), alcanzando actualmente, de acuerdo a información de la gerencia, una participación cercana al 40%. Este posicionamiento de mercado es consecuencia de las inversiones efectuadas en planta a fin de realizar las mejoras tecnológicas necesarias para obtener productos competitivos, así como de la amplia red de distribución que posee a nivel nacional. Dentro del sector de imprimir y escribir, así como de empaque y embalaje, la empresa constituye el principal fabricante de productos de estos segmentos, siendo que su participación de mercado se ha visto desfavorecida en los últimos años por el ingreso de productos importados.

-MANPA mantiene conservadores indicadores de apalancamiento y cobertura de deuda a pesar de que estos indicadores desmejoraron en el año 2005. Así el aumento del pago de dividendos en efectivo durante el año 2005 produjo el crecimiento de la deuda financiera en el período, con lo cual la relación deuda total ajustada a EBITDA se incrementó hasta 0,8 veces. Por su parte, la cobertura de gastos financieros se ubicó en 15,8 veces, disminuyendo respecto al año 2004. No obstante el aumento de la deuda financiera a corto plazo, MANPA mantiene adecuados indicadores de liquidez, siendo que el índice de EBITDA a gastos financieros y deuda a corto plazo, se situó en 1,2 veces y su generación de caja permite cubrir sus necesidades de capital de trabajo

-Las operaciones de MANPA durante los primeros 6MAF06, culminado el 30 de junio de 2006, reflejaron un nuevo descenso del margen EBITDA por efecto del aumento de los costos de producción que no han podido trasladarse en los precios de venta. Sin embargo, el adecuado manejo del capital de trabajo permitió la reducción de la deuda financiera a pesar del mantenimiento de la política de pago de significativos dividendos en efectivo, reflejándose en una mejora de los indicadores de apalancamiento y liquidez.

-Vale destacar que aún cuando MANPA ha incrementado sus niveles de apalancamiento su perfil financiero continua siendo sólido. Su exposición a los ciclos del mercado de papel a nivel internacional, el impacto de los controles de precios en una porción de sus productos y la política de dividendos registrada en los últimos años pudieran afectar desfavorablemente el desempeño de sus indicadores de apalancamiento, de liquidez y de su flujo de caja, aun cuando la flexibilidad financiera observada en el pasado, harían prever que estos indicadores se mantendrían en niveles cónsonos con la calificación otorgada.

- **CLASIFICADORES ASOCIADOS S&S,C.A**

"La Junta Calificadora le otorga a la presente emisión la categoría A, sub- categoría A2 "
Esta calificación se fundamenta en:

MANPA ha logrado estabilizar sus resultados financieros que se habían visto afectados al cierre de Dic-05 por algunas condiciones adversas del mercado, en los segmentos que concentran la mayor parte de sus Ingresos, tales como el impacto causado por las importaciones en su línea de papel blanco. No obstante, con la recuperación del consumo del papel higiénico y la disminución que de acuerdo a la Gerencia se ha venido registrando en los últimos meses de las importaciones, se espera que el equilibrio hasta ahora logrado, se mantenga a lo largo del plazo de emisión de la presente serie de Papeles comerciales

Estos dictámenes no implican la recomendación para comprar, vender o mantener los títulos valores calificados, ni implica una garantía de pago del título. Son unas valuaciones sobre la probabilidad de que el capital del mismo y sus rendimientos sean cancelados oportunamente.

2. INFORMACION SOBRE LA SOCIEDAD EMISORA.

2.1 Nombre, Actividad Principal, Domicilio y Duración:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., es una compañía de las estipuladas en el Código de Comercio. Tiene su domicilio en la ciudad de Caracas, y de acuerdo a lo establecido en la cláusula Nº 2 de sus estatutos, podrá establecer plantas, fábricas, agencias o sucursales donde la Junta Directiva de la Sociedad lo creyera necesario o conveniente. La duración de la compañía es hasta el 31 de diciembre del año dos mil cincuenta y uno (2051), de acuerdo a lo resuelto por la Asamblea General Ordinaria de Accionistas, celebrada el 22 de abril de 1994, cuya acta fue registrada en el Registro Mercantil Primero de Circunscripción Judicial del Distrito Federal y Estado Miranda en fecha 24 de mayo de 1994, bajo el Nº 24 Tomo 55 - A Pro.

Objeto Social

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. conforme a lo dispuesto en la cláusula Nº 1 de sus estatutos, es una sociedad por Acciones que tiene por objeto fundamental la fabricación de pulpa de papel, de papel y la manufactura de todo género de artículos de papel, en especial, sacos y bolsas de toda especie, impresos o no; y, en general, la industrialización del papel de la manera más amplia. Podrá igualmente emprender, tomar parte en cualquier forma o adquirir acciones de otras empresas, que tengan o no, conexión con los objetos fundamentales de la sociedad; celebrar todo género de contratos, aún cuando no tengan relación con la fabricación de papel, su industrialización y manufactura, adquirir o recibir por cualquier título todo género de bienes muebles o inmuebles y valores de cualquier naturaleza, enajenarlos y gravarlos.

Dirección de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

Oficinas de Caracas:

Av. Francisco de Miranda con esquina El Parque, Torre Country Club. Piso 11, Chacaito. Caracas.

Teléfonos: (0212) 901 23 35 Fax: (0212) 901 23 17

La dirección de la página web de la compañía en Internet es: www.manpa.com.ve .

Plantas:

División Molino I.E.E. y División F.C.R.R:

Avenida Aragua, Maracay, Estado Aragua.

Teléfono: (0243) 240 11 15 – 240 11 16 – 240 10 90 Fax: (0243) 240 10 33

División Molino Higiénico:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Estado Aragua.

Teléfono: (0243) 240 75 48 – 240 74 88 Fax: (0243) 272 39 02

División Bolsas, División Sacos y División Productos Escolares y de Oficina:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Estado Aragua.

Teléfono: (0243) 240.10.01 Fax: (0243) 234.58.56

2.2 Datos del Registro:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. fue fundada en 1950. El acta constitutiva y estatutos sociales de la compañía fueron inscritos en el Registro de Comercio llevado por el Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B (Expediente N° 3.251). Su última modificación de estatutos fue inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda el 14 de Julio de 1999, bajo el Nº 35, Tomo 141-A-Pro.

2.3 Personal Directivo y Ejecutivo:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es administrada por una Junta Directiva compuesta por once (11) Miembros Principales y once (11) Suplentes, quienes duran dos (2) años en el ejercicio de sus funciones. La actual Junta Directiva fue elegida en la Asamblea General Ordinaria de Accionistas, celebrada el 21 de Abril de 2.006.

Directores Principales:

CARLOS DELFINO T. - Presidente de la Junta Directiva

Licenciado en Ciencias Administrativas, Segundo Vicepresidente de Corporación Industrial de Energía C.A., Director Suplente de Turboven Company, Director Suplente de

Turbogeneradores Maracay, C.A., Director Suplente de Turbogeneradores de Venezuela, C.A., Director de C.A. Fábrica Nacional de Cementos, Director de Cementos Táchira, C.A., Presidente Ejecutivo de Inmuebles y Valores 231107, S.A., Ex-Presidente de la Junta Directiva de la Corporación Forestal Imataca, Ex-Director de Banex Mercado de Capitales, Ex-Presidente de la Junta Directiva de C.A. Fábrica Nacional de Cementos, Ex-Presidente de la Junta Directiva de C.A. Cementos Táchira y Ex-Presidente de la Asociación Venezolana de Productores de Cementos.

JUAN CARLOS CARPIO DELFINO - Director Principal

Licenciado en Administración, Presidente Ejecutivo de Agroindustrial y Agropecuaria Mandioca, C.A., Segundo Vice-Presidente de Inmuebles y Valores 231107, S.A. y Director de Corporación Industrial de Energía C.A., Presidente del Consorcio Latinoamericano y del Caribe para el Desarrollo e Investigación de la Yuca (CLAYUCA) y Miembro de la Junta Nacional de la Yuca.

ALFREDO EDUARDO TRAVIESO PASSIOS - Director Principal

Abogado egresado de la Universidad Católica Andrés Bello, con Post-Grado en la misma Universidad y en la Universidad de Michigan, Estados Unidos de América. Socio Principal del Escritorio Tinoco, Travieso, Planchart & Núñez; Presidente de Hamburg Süd de Venezuela, C.A. y del Grupo Emboca, C.A.; Director Principal de las Juntas Directivas de Mercantil Servicios Financieros, C.A. y del Banco Mercantil, C.A. (Banco Universal), Commercebank Holding Corp., Corporación Industrial de Energía, C.A., Centro Comercial Judibana, C. Hellmund & Cía, Tapas Corona, S.A., Ars Publicidad, C.A., Venamcham; Presidente de la Asociación Venezolana de Derecho Financiero y; Miembro de la Asociación Venezolana de Derecho Tributario, del Internacional Bar Association y del International Academy State & Trust.

GUSTAVO GOMEZ RUIZ – Director Principal

Arquitecto, Arquitecto Director de GS Arquitectura SRL., Director Gerente de GRS Construcciones C.A., Director de Inversiones Transbanca, Director de Jardines El Cercado, C.A., Director del Banco Hipotecario Activo, Ex–Arquitecto de la División de Arquitectura de Técnica Constructora, Ex–Director del Banco Hipotecario del Centro, Ex–Director de la

Sociedad Financiera Mercantil, Ex–Director Principal del Banco Caracas, Ex–Director de Banco Bolívar y Ex–Director de Dragados y Construcciones de Venezuela.

ARNALDO AÑEZ DELFINO - Director Principal

Licenciado en Ciencias Administrativas, Director Gerente de Proyectos y Realización de Empresas, C.A., Director Asesor de Empresas Inmobiliarias, Ex-Asistente a la Gerencia de Planta Control de Costos de la C.A. Fábrica de Papel de Maracay y Ex-Director de Corporación Industrial de Energía C.A.

ELENA DELFINO P.- Director Principal

Abogado, Director Suplente de Corporación Industrial de Energía C.A., Ex-Director de Corporación Forestal Imataca C.A. y Ex-Director de Aserradero Venwood C.A.

ALICIA MARIELA PAPARONI M. - Director Principal

Médico Cirujano con especialidad en Pediatría y Director de Corporación Industrial de Energía, C.A.

CARLOS HENRIQUE PAPARONI - Segundo Vicepresidente de la Junta Directiva

Abogado, Presidente de la Junta Directiva de Inmuebles y Valores 231107, S.A. y Director de Corporación Industrial de Energía C.A.

NELSON ISAMIT – Director Principal

Ingeniero Industrial, Analista de Control Estadístico, Post-Grado en el Instituto Tecnológico y de Estudios Superiores de Monterrey (México), Ex-Gerente de Planta en Autopartes Nacionales (Autoparna) (1983-2003) y Director Principal de Corporación Industrial de Energía, C.A.

CELESTINO MARTINEZ P. - Primer Vicepresidente de la Junta Directiva

Ingeniero Civil, Master en Ingeniería Civil, Master en Ingeniería Industrial, PHD-Stanford en Ingeniería Industrial, Presidente Ejecutivo y Director de Corporación Industrial de Energía C.A., Primer Vice-Presidente de Inmuebles y Valores 231107, S.A., Director de C.A. Fábrica Nacional de Cementos, Director de Cementos Táchira, C.A., Director Principal de Turboven

COMISION NACIONAL DE VALORES
RECIBIDO

Company, Director Principal de Turbogeneradores Maracay, C.A. y Director Principal de Turbogeneradores de Venezuela, C.A.

JULIO BUSTAMANTE - Director Principal

Director, Promotor y Accionista de Agropecuaria Dos Caminos, C.A., de Grupo Las Plumas, de Althogar, C.A., Promotor y Director de la Fundación Museo Nacional de la Agricultura, Director de Corporación Industrial de Energía C.A., Director Principal de Inmuebles y Valores 231107 S.A., Promotor del Centro de Estudios Los Caminos, Director de Arrocera Piedras Blancas, C.A., Ex-Presidente y Miembro de la Directiva de la Sociedad de Ganaderos de Portuguesa y Ex–Director de la Federación Nacional de Ganaderos de Venezuela.

Directores Suplentes:

ALBERTO DELFINO T - Director Suplente

Licenciado en Administración y Mercadeo, Director Suplente de Corporación Industrial de Energía C.A. y Director Suplente de Inmuebles y Valores 231107, S.A.

RICARDO DELFINO M - Director Suplente

Licenciado en Administración, Presidente Ejecutivo de Cement Express, C.A., de Transporte 2993, C.A. y Transporte Transbk, C.A., Director Suplente de Corporación Industrial de Energía C.A. y Director Suplente de Inmuebles y Valores 231107, S.A.

ARMANDO MARTINEZ M. – Director Suplente

Ingeniero Civil, Master Operations Research- Cornell, Master Decisions Analisys-Stanford, PHD Enginering Management-Stanford, Director Suplente de Turboven Company, Director Suplente de Turbogeneradores Maracay, C.A., Director Suplente de Turbogeneradores de Venezuela, C.A., Gerente General de Soltuca, Director de Corporación Industrial de Energía, C.A.

GUILLERMO SALAS DELFINO - Director Suplente

Licenciado en Física, Post-Grado en Física, Ex-Director de Corporación Industrial de Energía C.A., Promotor y Constructor de varios desarrollos inmobiliarios (Desarrollo Turístico Puinare, C.A. y Construcciones Rhone, C.A.)

MIGUEL ENRIQUE CARPIO DELFINO - Director Suplente

Arquitecto, Fundador del Instituto de Arquitectura Urbana, Miembro del Consejo Directivo del Instituto de Arquitectura Urbana, Miembro Suplente de la Junta Directiva del Banco Exterior, C.A., Miembro de la Junta Directiva de la Fundación de la Vivienda Popular, Ex-Director de Corporación Industrial de Energía C.A. y Ex-Profesor de la Universidad Simón Bolívar, miembro activo de la Cámara Nacional Inmobiliaria.

CARLOS SOTO RIVERA - Director Suplente

Médico Radiólogo, Director del Hospital de Clínicas Caracas, Director de Inmuebles y Valores 231107, S.A. y Ex-Primer Vicepresidente de Corporación Industrial de Energía C.A.

ALEJANDRO DELFINO T - Director Suplente

Licenciado en Administración de Negocios, Presidente Ejecutivo de Manufacturas de Papel, C.A (MANPA) S.A.C.A., Director Suplente de Corporación Industrial de Energía C.A, Director Principal de Turboven Company, Director Principal de Turbogeneradores Maracay, C.A., Director Principal de Turbogeneradores de Venezuela, C.A., Ex -Director de la Cámara de Industriales de Caracas y Ex-Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

FERNANDO PAPARONI M - Director Suplente

Arquitecto y Corredor de Seguros, Director Suplente de Turboven Company, Director Suplente de Turbogeneradores Maracay, C.A., Director Suplente de Turbogeneradores de Venezuela, C.A., Director Gerente General de Constructora Tramontana, C.A., Director Gerente de Promociones Cateto, S.A., Director Gerente de Inmobiliaria Ara, S.A., Director Gerente de Inversiones 9861680, C.A., Director Gerente Inversiones Veiqueve, S.A., Presidente de Representaciones Cats 2000, C.A., Director Suplente de Corporación Industrial de Energía, C.A., S.A.C.A., Director de Inmuebles y Valores 231107, S.A., Director de la Fundación Carlos Delfino, Ex-Vicepresidente de Adriática de Seguros, C.A., Ex-Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA), Ex–Presidente de Inmobiliaria Driavena, C.A., Ex-Gerente General de C.A. Fábrica de Papel de Maracay y Ex–Miembro de la Junta Interventora de Corimón.

FERNANDO MICALE S. – Director Suplente

Arquitecto, Director de Corporación Industrial de Energía C.A., Director de Inmuebles y Valores 231107, S.A., Profesor de Taller de Diseño de Arquitectura y Tutoría de Tesis de la Universidad Simón Bolívar.

GUSTAVO PAPARONI SÁNCHEZ- Director Suplente

Administrador de Empresas, Director Constructora Tramontana, C.A., Director de Promociones Cateto, S.A., Director de Inmobiliaria Ara, S.A., Director Inversiones Veiqueve, S.A., Vice-Presidente de Representaciones Cats 2000, C.A., Director del Grupo Triveca, Director del Grupo Mandarín 18, C.A., Director Suplente de Inmuebles y Valores 231107, S.A. y Director Suplente de Corporación Industrial de Energía, C.A., S.A.C.A.

ANGEL JESUS RAMIREZ ORTIZ- Director Suplente

Abogado, Ex-Director de la C.A. Fábrica Nacional de Cementos, Ex-Director Suplente de C.A. Cementos Táchira, Ex-Director de Turbogeneradores Venezuela, C.A., Ex-Director Suplente de Turbogeneradores Maracay, C.A., Ex-Presidente de la Asociación Venezolana de Productores de Cemento (AVPC), Ex-Director de Corporación Industrial de Energía C.A. y Director de Empresas Industriales y Financieras.

Personal Ejecutivo:

ALEJANDRO DELFINO T- Presidente Ejecutivo.

Licenciado en Administración de Negocios, Presidente Ejecutivo de Manufacturas de Papel, C.A (MANPA) S.A.C.A., Director Suplente de Corporación Industrial de Energía C.A, Director Principal de Turboven Company, Director Principal de Turbogeneradores Maracay, C.A., Director Principal de Turbogeneradores de Venezuela, C.A., Ex -Director de la Cámara de Industriales de Caracas y Ex-Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

JUAN ANTONIO LOVERA- Vicepresidente División Corporativa de Finanzas.

Licenciado en Administración de Negocios, Master en Administración de Negocios, Certified Management Account (CMA) y Certified Financial Management (CFM), Ex - Director de Turboven Company Inc., Ex - Director de la Cámara de Industriales del Estado Aragua y

miembro de la Comisión de Economía de esa institución, Ex - Presidente del Instituto Venezolano de Ejecutivos de Finanzas, Consejero de la Bolsa de Valores de Caracas.

EGBERT DITTMER- Vicepresidente División Higiénicos.

Licenciado en Administración de Negocios, Ex - Presidente de la Cámara de Industriales del Estado Aragua, Ex-Vicepresidente del Consejo Nacional de la Industria (CONINDUSTRIA), Ex-Presidente y actualmente Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA), Director de la Cámara de Industriales de Caracas.

ENRIQUE LARRAZABAL-Vicepresidente de Tecnología y Logística

Ingeniero Mecánico, MSA en Administración de Empresas, Representante por la Cámara de Industriales de Estado Aragua ante el CEDEA, Presidente del Comité Organizador de las VI Jornadas de Ingeniería y Mantenimiento de la Industria Papelera Venezolana por la Asociación Venezolana por la Asociación Venezolana de Técnicos en Celulosa y Papel (AVTCP), Gerente de Proyecto para la instalación de la máquina No 8 en la División de Higiénicos.

RICARDO VOLPE – Vicepresidente Legal

Abogado, ex asesor de empresas del sector privado en las áreas de exportación, banca, contratación y ejecución de obras, regímenes civiles y mercantiles, ex asesor de procesos de concesiones y privatizaciones, ex consultor gerencial y organizacional para empresas privadas y públicas.

EDUARDO LARRAZABAL- Vicepresidente División Molino I.E.E. y División Conversión

Licenciado en Administración de Empresas, Vicepresidente de la Confederación Latinoamericana de Celulosa, Papel y Cartón (CICEPLA), Ex-Presidente de FEDECAMARAS Aragua, 1er Vicepresidente del Consejo Venezolano Industrial, Ex Segundo Vicepresidente del Consejo Venezolano de la Industria (CONINDUSTRIA), Ex-Presidente / Director de la Cámara de Industriales del Estado Aragua, Presidente de la Asociación Venezolana de Pulpa, Papel y Cartón (APROPACA), Presidente Honorario de la Asociación Venezolana de Técnicos en Celulosa y Papel (AVTCP).

2.4 Comisarios y Auditores Externos:

Comisarios Principales:

JACOBO COHEN	C. Adm. Nº 12.915
CLAUDIA VALENCIA	C. Adm. Nº 35.909

Comisarios Suplentes:

JACQUELINE SUBERO	C. Adm. Nº 11.437
ISABEL QUINTERO	C. P. C. Nº 15.197

Auditores Externos:

LARA MARAMBIO & ASOCIADOS
Representantes en Venezuela de DELOITTE & TOUCHE

2.5 Principales Accionistas:

A continuación se presenta la composición accionaría actual de Manufacturas de Papel, C.A. (MANPA) S.A.C.A, al 30 de Junio de 2006.

Accionistas	Participación
Natscumco (J-303087116)	34,95%
Claridge, L.T.D.(J-303120792)	15,26%
Milanasa, Corp.(J-308476072)	7,39%
Brown Brothers Harriman & Co.(J-30885844)	6,10%
C.V.V. Caja Venezolana de Valores(J-300187934)(*)	5,62%
Inversiones 85735, LTD(J-306225129)	4,42%
Fundación Carlos Delfino(J-00163956-0)	4,38%
Otros (**)	21,88%
TOTAL	100,00%

(*) La C.V.V no es accionista, el porcentaje (%) que posee representa la totalidad de las subcuentas de los accionistas.

(**) Accionistas que individualmente poseen menos de 4%.

2.6 Beneficio Social de la Emisión:

Los recursos provenientes de la emisión estarán destinados a capital de trabajo con el objeto de producir bienes o agregar valor a los equipos de producción, lo cual deberá impactar a corto, mediano o largo plazo en beneficios laborales, tales como conservación o generación de puestos de trabajo en el interior del país.

2.7 Compañías Filiales y Afiliadas:

Nombre de la Empresa:	VENCARIBBEAN PAPER PRODUCTS, LTD.
Fecha de Constitución:	04 de Junio de 1.996
Ubicación:	Aranguez, Trinidad, W.I.
Capital Suscrito y Pagado:	TT$ 50.000,oo
Participación:	100%
Actividad:	Conversión y comercialización de Papel Higiénico.

SIMCO

Nombre de la Empresa:	SIMCO RECYCLING CORPORATION.
Fecha de Constitución:	31 de Julio de 1.981
Fecha de Adquisición:	17 de Mayo de 1.996
Ubicación:	Miami, Florida
Capital Suscrito y Pagado:	US$ 5.000,oo
Participación:	50%
Actividad:	Recolección y procesamiento de Fibra Secundaria.

MANPA

Nombre de la Empresa:	MANUFACTURAS DE PAPEL DE CENTRO-AMERICA, MANPA, S.A.
Fecha de Constitución:	14 de Agosto de 1.998
Ubicación:	San José, Costa Rica.
Capital Suscrito y Pagado:	US$ 3.547.268,00
Participación:	50,00%
Actividad:	Manufactura y Comercialización de todo género de artículos de Papel, en especial Productos Higiénicos, Escolares, Empaques, Artículos de Oficina, Bolsas y otros productos complementarios.

2.8 Capital Social:

El 18 de Abril de 1996, en Asamblea General Ordinaria de Accionistas, se acordó aumentar el capital social de la compañía de la cantidad de Siete Mil Seiscientos Cuarenta y Seis Millones Seiscientos Noventa y Ocho Mil Ochenta Bolívares (Bs. 7.646.698.080,oo) a la cantidad de Once Mil Cuatrocientos Setenta Millones Cuarenta y Siete Mil Ciento Veinte

Bolívares (Bs. 11.470.047.120,oo) mediante la emisión de Trescientas Ochenta y Dos Millones Trescientas Treinta y Cuatro Mil Novecientas Cuatro (382.334.904) nuevas acciones, con un valor nominal de Diez Bolívares (Bs. 10,oo) cada una, por un monto total de Tres Mil Ochocientos Veinte y Tres Millones Trescientos Cuarenta y Nueve Mil Cuarenta Bolívares (Bs. 3.823.349.040,oo), las cuales se pagaron como dividendo con cargo a las cuentas "Utilidades no Distribuidas" al 31 de Diciembre de 1995 y "Prima Pagada en Exceso del Valor Nominal". Dicho aumento de capital fue autorizado por la Comisión Nacional de Valores, según Resolución Nº 105-96 del 8 de Mayo de 1996.

Adicionalmente, se decidió continuar actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.) estableciendo el capital autorizado en la cantidad de Veinte y Dos Mil Novecientos Cuarenta Millones Noventa y Cuatro Mil Doscientos Cuarenta Bolívares (Bs. 22.940.094.240,oo), en cumplimiento de lo acordado en dicha Asamblea General Ordinaria de Accionistas; conforme a la Resolución Nº 106-96 del 8 de Mayo de 1996 de la Comisión Nacional de Valores.

El 25 de Noviembre de 1996, la Junta Directiva acordó aumentar el capital de la compañía en Once Mil Cuatrocientos Setenta Millones Cuarenta y Siete Mil Ciento Veinte Bolívares (Bs. 11.470.047.120,oo), mediante la emisión de Un Mil Ciento Cuarenta y Siete Millones Cuatro Mil Setecientas Doce (1.147.004.712) nuevas acciones comunes nominativas, con un valor nominal de Diez Bolívares (Bs. 10,00) cada una, con cargo a la cuenta "Saldo Neto Actualizado para Uso Único de Futuros Aumentos de Capital", con lo cual el capital suscrito y pagado de la compañía alcanza la cantidad de Veinte y Dos Mil Novecientos Cuarenta Millones Noventa y Cuatro Mil Doscientos Cuarenta Bolívares (Bs. 22.940.094.240,00) representado en Dos Mil Doscientos Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinte y Cuatro (2.294.009.424) acciones comunes nominativas, con un valor nominal de Diez Bolívares (Bs. 10,00) cada una, totalmente pagadas y suscritas, las cuales confieren a los accionistas iguales derechos; según Resolución Nº 367-96 adoptada por la Comisión Nacional de Valores el 20 de Diciembre de 1996.

En virtud de que la Compañía perdió su condición de S.A.C.A. como consecuencia del decreto de dividendo en acciones acordado por la Junta Directiva en su reunión del 25 de Noviembre de 1996, la Junta Directiva propuso a la Asamblea celebrada el 25 de Abril de

1997 adoptar nuevamente la modalidad de Sociedad Anónima de Capital Autorizado (S.A.C.A.), ubicando así el capital autorizado en la suma de Cuarenta y Cinco Mil Ochocientos Ochenta Millones Ciento Ochenta y Ocho Mil Cuatrocientos Ochenta Bolívares (Bs. 45.880.188.480,oo), según Resolución Nº 134-97 del 14 de Mayo de 1997 de la Comisión Nacional de Valores.

Transcurridos dos años a partir de 1997, la Compañía perdía su condición de S.A.C.A. por lo cual la Asamblea General Ordinaria de Accionistas celebrada el 26 de Abril de 1999, acordó continuar bajo la modalidad de S.A.C.A. con un Capital Autorizado de Cuarenta y Cinco Mil Ochocientos Ochenta Millones Ciento Ochenta y Ocho Mil Cuatrocientos Ochenta Bolívares (Bs. 45.880.188.480,oo).

2.9 Fundación y Evolución Histórica:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., fue fundada el 31 de marzo de 1950 por Gustavo Delfino Arriens, Juan Delfino Rodríguez, Carlos H. Maury y Ladislao Caballero. La producción estaba orientada a la fabricación de sacos multipliegos destinados a cubrir las necesidades de C.A. FABRICA NACIONAL DE CEMENTOS. También se incursionó en la fabricación de bolsas para todo uso en el comercio y la industria en general. Ambas plantas comenzaron operando en el mismo galpón, que estaba ubicado en Los Cortijos de Lourdes.

En 1961, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. empieza una etapa de expansión e integración vertical. El objetivo era producir el papel requerido por la empresa para llevar a cabo su producción de sacos y bolsas, disminuyendo así la dependencia de la materia prima importada. Esto se logra con la adquisición y puesta en marcha de dos máquinas papeleras con una capacidad de 50 mil toneladas métricas anuales destinadas a la producción de papel Kraft brillante por una sola cara, el cual se utiliza en la fabricación de bolsas y papel Kraft de resistencia con caras opacas, utilizado especialmente para la fabricación de sacos multipliegos y de embalaje.

En 1972, conjuntamente con C.A. FABRICA DE PAPEL DE MARACAY, se crea la denominada COOPERATIVA GUAYAMURE con el objeto de desarrollar plantaciones industriales de pino Caribe, para así obtener materia prima y reducir importaciones. Dos años más tarde se

funda la CORPORACION FORESTAL IMATACA C.A. para desarrollar un proyecto similar en terrenos ubicados al sur del Estado Monagas.

El proyecto de la COOPERATIVA GUAYAMURE se ubicó en tierras de características aparentemente poco aptas para la siembra. Sin embargo, mediante avanzados procesos técnicos y científicos, este esfuerzo fue dando buenos resultados, por lo que el Estado Venezolano decide apoyar esta iniciativa, constituyéndose en el año 1976 la CORPORACION FORESTAL GUAYAMURE, C.A.

También, en 1976 pone en marcha la tercera máquina papelera, con una capacidad de producción de 50 mil toneladas métricas, destinada a la producción de cartulinas y papeles finos de imprimir y escribir.

En 1989, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. adquiere la empresa CAHIZ HERMANOS & CO. SUCESORES, C.A., que posteriormente se denominaría CORPORACION INDUSTRIAL ALPES, S.A., incorporando una nueva línea de productos de consumo masivo: cuadernos, libretas y útiles escolares de marca ALPES. Por otra parte se establece una cadena de distribución nacional.

En 1991, incursiona en el mercado de Formas Continuas con la línea de producción Alpes Form, y a finales de este mismo año con motivo de la apertura comercial de los países integrantes del Pacto Andino, se da inicio a una política agresiva de exportaciones, estableciendo como objetivo inicial el mercado colombiano.

En 1992 como parte de la estrategia de las empresas pertenecientes al sector forestal dirigida a aumentar la explotación comercial de los bosques, se constituye una nueva compañía: ASERRADERO VENWOOD, C.A., filial de CORPORACION FORESTAL IMATACA. Este aserradero inició sus operaciones durante el primer trimestre de 1994.

En fecha 09 de abril de 1992, Manpa solicitó ante la Comisión Nacional de Valores la inscripción del Acuerdo de Acta de la Asamblea Extraordinaria de Accionistas de fecha 02 de abril de 1992 en la cual se aprobó que la empresa adoptara la forma de Sociedad Anónima de Capital Autorizado (SACA) modificando su denominación a MANUFACTURAS DE PAPEL,

C.A. (MANPA) S.A.C.A. La Comisión Nacional de Valores en su Resolución número 209-92 del 06 de mayo de 1992, resolvió la inscripción en el Registro Nacional de Valores del Acuerdo del Acta de la Asamblea Extraordinaria de Accionistas antes señalada.

En Diciembre de 1992, MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., adquiere la totalidad de las acciones de C.A. FABRICA DE PAPEL DE MARACAY, aumentando así el potencial económico de desarrollo del Sector Papel. La integración de sus operaciones, fue el resultado de la estrecha coordinación gerencial que se había venido realizando entre ambas empresas desde finales de 1991.

El 09 de Septiembre de 1994, en Asamblea General Extraordinaria se autoriza el cambio de valor nominal de las acciones de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. de Bs. 100,00 a Bs. 10,00 por acción. Adicionalmente se incrementó el monto de Capital Autorizado a Bs. 10.461.354.400,oo.

Con el fin de suministrar un servicio eléctrico estable y a costos competitivos, para satisfacer las necesidades del sector industrial, en 1995, Manufacturas de Papel, C.A. (MANPA) S.A.C.A., firmó un acuerdo de asociación con Community Energy Alternative (CEA), filial de Public Service Enterprise Group (PSEG), una de las más grandes corporaciones de gas y electricidad de los Estados Unidos de América, con más de 90 años de experiencia y una capacidad de generación eléctrica de 12 mil megavatios a nivel mundial. Esta asociación dio paso a Turbogeneradores de Venezuela, C.A., empresa en la que Manufacturas de Papel, C.A. (MANPA) S.A.C.A. compartía el capital accionario con Community Energy Alternative (CEA).

En Mayo de 1996 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. consolida su estrategia de producción orientada al uso de papel reciclado, con la adquisición del 50% de las acciones de SIMCO Recycling Corporation, el principal proveedor de fibras secundarias de la corporación.

Asimismo, y con el propósito de afianzar la presencia en el mercado internacional, en Junio de 1996, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. compró la totalidad de los activos de la empresa Trinidad Paper Products, LTD - ahora denominada Vencaribbean Paper

Products -, para la conversión y comercialización de papel higiénico. Con esta adquisición se colocan 4.000 TM anuales en el mercado de exportación, especialmente en países miembros del Caricom.

Por otra parte, cabe destacar el ingreso de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en el mercado financiero internacional a través del establecimiento de un Programa de Certificados Americanos de Depósitos de Acciones (American Depositary Receipt, ADR´s) en su Nivel I. La cotización de dichos títulos en el mercado norteamericano se inició el 12 de Junio de 1996.

La Asamblea General Extraordinaria de Accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. celebrada el 23 de Julio de 1997, aprobó la fusión de la compañía con algunas de sus empresas filiales (Corporación Industrial Alpes, S.A., C.A. Fábrica de Papel de Maracay, Urbanizadora Guayamure, C.A.; Papeles Maracay, C.A.; Pulpa Maracay, C.A. e Inversiones TCC13, C.A.), mediante la cual MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. absorbió los activos y pasivos de las mencionadas filiales, las cuales dejaron de existir formalmente el 27 de Diciembre de 1997 una vez cumplidos los requisitos legales, esto es transcurrido los tres meses desde la publicación de las Asambleas de Accionistas que acordaron dicha fusión, lo que tuvo lugar el 26 de Septiembre de 1997.

En 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. incursionó en un nuevo segmento del mercado como es la producción de empaques plegadizos para la elaboración de carpetas, estuches de comida rápida, etc., así como también, se optimizó el proceso productivo de resmillas personalizadas, cuadernos engrapados y cuadernos de doble espiral.

En el segundo semestre de 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. continuando con su estrategia de expansión geográfica, iniciada en Trinidad y Miami, pero ahora dirigida hacia el mercado Centroamericano, creó Manufacturas de Papel de Centroamérica, MANPA, S.A., a través de una nueva asociación con la empresa costarricense Toycos. Con esta operación la empresa cuenta con un centro de distribución para toda Centroamérica.

Para el 01 de Septiembre de 1998, la Junta Directiva de Manufacturas de Papel C.A. (MANPA) S.A.C.A. decidió separar de su objeto social el proyecto de generación eléctrica, constituyendo la sociedad mercantil Corporación Industrial de Energía, C.A. Asimismo, Manpa decretó un dividendo extraordinario en especie de 1.372.309.209 acciones comunes nominativas Clase A de Corporación Industrial de Energía, C.A. a sus accionistas, a razón de 16,75 acciones comunes nominativas Clase A de Corporación Industrial de Energía, C.A. por cada 28 acciones de Manpa en tenencia. Manpa canceló en bolívares a sus accionistas las fracciones de acción resultante del dividendo decretado.

Con aportes de Inmuebles, en el año 2000 Manufacturas de Papel C.A. (MANPA) S.A.C.A. constituye la filial Inmuebles 310350.

Durante el año 2001 Manufacturas de Papel C.A. (MANPA) S.A.C.A. aportó la mayoría de sus inversiones al Costo y ciertas Cuentas por Cobrar.

En el año 2001 se efectuó la venta de la División Forestal con el objeto de consolidar y enfocar todos los recursos en el negocio de fabricación y comercialización de papel, el cual siempre fue su principal actividad.

Para el año 2003 como estrategia de reducción de Costos se muda la Planta de Productos Escolares y de Oficina de Valencia hacia la zona Industrial la Hamaca ubicada en Maracay.

2.10 Posición de la Empresa en el Mercado:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. participa en el mercado de productos intermedios de papel, en los segmentos "Higiénicos", "Envases y Embalajes" e "Imprimir y Escribir". En el primero, su principal competidor es Papeles Venezolanos, C.A., y en los dos últimos rubros, sus principales competidores son INVEPAL y Papeles Venezolanos, C.A. A continuación se presenta la participación de mercado de la empresa en los segmentos de negocios para los años 2005 y 2004:

PARTICIPACIÓN DE MERCADO

	Año 2005	Año 2004
HIGIÉNICOS	39,02%	38,40%
ENVASES – EMBALAJES (1)	44,04%	47,15%
IMPRIMIR – ESCRIBIR (1)	33,88%	50,87%

(1) Incluye Importaciones

FUENTE: Datos Information Resources y Cálculos Propios

2.11 Evolución del Capital Social:

A continuación se presenta la evolución del capital social:

Año	Variación Bs.	Capital Bs.	Origen	Datos de Registro Fecha	Nº	Tomo
1950	0	3,500,000	Aporte Inicial	31/03/50	379	1 - B
1959	3,500,000	7,000,000	Capitalización de Utilidades	27/02/59	50	6 - B
1959	18,000,000	25,000,000	Aporte de Capital	15/09/59	33	31 - A
1963	10,000,000	35,000,000	Capitalización de Utilidades	14/04/61	83	5 – A
1965	10,000,000	45,000,000	Capitalización de Utilidades	23/09/65	23	43 – A
1974	30,000,000	75,000,000	Capitalización de Utilidades	29/09/70	54	104 – A
1976	25,000,000	100,000,000	Capitalización de Utilidades	10/12/76	112	102 – A
1981	40,000,000	140,000,000	Capitalización de Utilidades	17/04/78	18	57 – A
1984	35,000,000	175,000,000	Capitalización de Utilidades	15/05/81	145	42 – A
1985	75,000,000	250,000,000	Capitalización de Utilidades	10/06/83	121	58 – A
1987	125,000,000	375,000,000	Capitalización de Utilidades	3/06/83	28	114 – A
1988	125,000,000	500,000,000	Capitalización de Utilidades	18/09/87	56	76 – A
1989	100,000,000	600,000,000	Capitalización de Utilidades	9/01/90	32	23 – A
1991	400,000,000	1,000,000,000	Capitalización de Utilidades	1/02/91	69	43 – A
1992	700,000,000	1,700,000,000	Capitalización de Utilidades	4/05/92	31	52 – A
1992	743,750,000	2,443,750,000	Capitalización de Utilidades	10/08/92	5	33 - A Pro
1992	964.548.000	3.408.298.000	Oferta de los accionistas de C.A., Fábrica de Papel de Maracay de adquirir una acción de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Por una de C.A. Fábrica de Papel De Maracay.	08/02/93	33	43 - A Pro
1993	30.000.000	3.438.298.000	Aumento de Capital Suscrito y Pagado por Vencred, S.A.	28/07/93	47	43-A Pro
1994	37.416.700	3.475.714.700	Aumento de Capital Suscrito y Pagado por la Corporación Andina de Fomento.	17/03/94	15	65-A Pro
1994	6.203.400	3.481.918.100	Aumento de Capital Suscrito y Pagado por Frederik Holdings Inc.	17/05/94	21	59-A Pro
199	1.743.559.100	5.230.677.200	Capitalización de Utilidades	22/08/94	15	56-A-Pro
1994	0	5.230.677.200	Cambio del Valor Nominal de las acciones de Bs. 100 a Bs. 10 por acción	18/10/94	57	117-A-Pro
1995	231.250.000	5.461.927.200	Oferta Publica de Acciones según resolución de la Comisión Nacional Valores	07/04/95	27	98-A-Pro
1995	2.184.770.880	7.646.698.080	Emisión de 218.477.088 nuevas acciones comunes, nominativas, con valor nominal de 10 Bs. por acción.	29/08/95	60	269-A-Pro
1996	3.823.349.040	11.470.047.120	Prima pagada en exceso del valor nominal por Bs. 100.970.660. Utilidades no distribuidas al 31/12/95 por Bs. 3.722.378.380.	21/05/96	10	125-A-Pro
1996	11.470.047.120	22.940.094.240	Emisión de 1.147.004.712 nuevas acciones comunes nominativas, con un valor nominal de Bs. 10,oo por acción.	27/12/96	15	361-A-Pro

Fuente: MANUFACTURAS DE PAPEL, C.A., (MANPA) S.A.C.A.

3. Información Financiera

3.1. Estados Financieros Consolidados no Auditados (Interinos) al 30 de Junio de 2006.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS
30 DE JUNIO 2006, 31 DE DICIEMBRE DE 2005 Y 31 DE DICIEMBRE DE 2004
(Expresados en miles de bolívares)

	NOTAS	2006	2005	2004
ACTIVO				
ACTIVO NO CORRIENTE:				
Propiedades, planta y equipo - neto	2	420.247.289	432.900.402	444.876.361
Participaciones en asociadas y negocios conjuntos	3	1.157.807	1.040.295	1.847.041
Total activo no corriente		421.405.096	433.940.697	446.723.402
ACTIVO CORRIENTE:				
Gastos pagados por anticipado		2.545.360	1.111.934	698.345
Inventarios	4	40.893.551	57.511.130	32.771.083
Anticipos a proveedores		3.453.629	3.520.063	3.852.252
Efectos y cuentas por cobrar - neto	5	106.498.377	95.337.271	79.397.112
Inversiones disponibles para la venta	6	900.308	8.816.776	899.770
Efectivo y equivalentes de efectivo	7	24.103.201	16.111.833	22.499.405
Total activo corriente		178.394.426	182.409.007	140.117.967
TOTAL		599.799.522	616.349.704	586.841.369
PATRIMONIO Y PASIVO				
PATRIMONIO:	8 y 9			
Capital social		69.632.690	69.632.690	69.632.690
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior		206.308	206.308	28.224
Utilidades retenidas:				
Reserva legal		6.963.269	6.963.269	6.963.269
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias		119.593.551	119.593.551	119.593.551
No distribuidas		216.120.790	227.169.429	237.211.354
Resultado no realizado en inversiones	6	(219.547)	(999.188)	156.935
Total patrimonio		412.297.061	422.566.059	433.586.023
PASIVO NO CORRIENTE:				
Apartado para prestaciones de antigüedad, neto de anticipos a largo plazo		7.159.321	3.572.106	2.487.419
Impuesto sobre la renta diferido	11	51.775.242	54.549.608	67.234.527
Total pasivo no corriente		58.934.563	58.121.714	69.721.946
PASIVO CORRIENTE:				
Apartado para prestaciones de antigüedad, neto de anticipos a corto plazo		1.999.808	3.869.781	2.694.704
Documentos por pagar	10	-	-	2.486.040
Papeles comerciales	10	7.000.000	2.946.531	2.890.210
Préstamos a corto plazo	10	33.188.503	47.019.985	13.459.268
Dividendos por pagar	8	10.494.281	8.733.509	4.145.728
Impuesto sobre la renta por pagar	11	613.610	293.748	14.742.783
Cuentas por pagar	12	75.271.696	72.798.377	43.114.667
Total pasivo corriente		128.567.898	135.661.931	83.533.400
Total pasivo		187.502.461	193.783.645	153.255.346
TOTAL		599.799.522	616.349.704	586.841.369

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS
POR EL PERIODO DE SEIS MESES TERMINADO EL 30 DE JUNIO DE 2006 Y
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2005 y 2004
(Expresados en miles de bolívares)

	NOTAS	2006	2005	2004
Ingresos por ventas	13	201.320.910	375.060.280	383.152.932
Costo de ventas	14	156.066.285	284.444.405	270.855.826
Utilidad bruta		45.254.625	90.615.875	112.297.106
Costos y gastos:				
Gastos de ventas	14	15.924.540	30.939.453	22.282.173
Gastos generales y administrativos	14 y 18	9.699.024	18.985.181	17.608.086
Utilidad en venta de activos		-	-	(341.751)
		25.623.564	49.924.634	39.548.508
Utilidad en operaciones		19.631.061	40.691.241	72.748.598
Participación en resultados de negocios conjuntos	3	126.773	(919.621)	(369.267)
Costos financieros		(3.396.565)	(4.664.484)	(3.013.243)
Ingresos financieros		482.298	678.654	445.324
Diferencias en cambio - neto	20	(50.732)	3.565.400	2.954.693
Pérdida en operaciones de permuta con títulos valores		(465.908)	(3.671.665)	(7.411.275)
Otros ingresos (egresos):				
Provisión para inversiones		-	-	366.311
Pérdida neta en contrato de cobertura en moneda extranjera		-	-	(417.348)
Comisiones ADR		-	(505.370)	(646.810)
Impuesto al débito bancario		(362.470)	(3.089.757)	(3.105.931)
Otros - neto		14.877	(623.152)	561.252
		(3.651.727)	(9.229.995)	(10.636.294)
Utilidad antes de impuestos		15.979.334	31.461.246	62.112.304
Impuesto sobre la renta	11	500.140	4.377.017	(8.425.242)
Utilidad neta		16.479.474	35.838.263	53.687.062
Utilidad neta por acción:				
Básica	1	7,18	15,62	23,40
Diluida	1	7,18	15,62	23,40

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
POR EL PERIODO DE SEIS MESES TERMINADO EL 30 DE JUNIO DE 2006 Y
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2005 y 2004
(Expresados en miles de bolívares)

	NOTAS	2006	2005	2004
ACTIVIDADES OPERACIONALES:				
Utilidad neta		16.479.474	35.838.263	53.687.062
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:				
Diferencias en cambio - neto	20	50.732	(3.565.400)	(2.954.693)
Participación en resultados de negocios conjuntos		(126.773)	919.621	369.267
Impuesto sobre la renta diferido	11	(2.774.366)	(12.684.919)	(10.838.938)
Provisión para impuestos	11	2.274.226	8.307.902	19.264.180
Resultado no realizado en inversiones		-	(1.156.123)	156.935
Resultado realizado en inversiones		779.641	-	-
Resultado por traducción de filial y negocios conjuntos		9.261	(803.587)	(1.876.643)
Resultado en venta de propiedades, planta y equipo	2	-	-	341.751
Costos financieros		3.396.565	4.664.484	3.013.243
Ingresos financieros		(482.298)	(678.654)	(445.324)
Depreciación	2	11.610.807	22.299.074	21.584.495
Flujos de efectivo operativos antes de los movimientos de capital de trabajo		31.217.269	53.140.661	82.301.335
Cambios en activos y pasivos operacionales:				
Disminución (aumento) en:				
Efectos y cuentas por cobrar		(11.161.106)	(12.204.966)	(23.103.766)
Anticipos a proveedores		66.434	1.873.901	(600.012)
Inventarios		16.617.579	(24.740.047)	6.146.674
Gastos pagados por anticipado		(1.433.426)	(413.589)	108.981
Aumento (disminución) en:				
Cuentas por pagar		2.422.587	26.397.944	(8.106.374)
Apartado para prestaciones por antigüedad, neto de pagos		1.717.242	2.259.764	696.779
Intereses pagados		(3.021.495)	(3.246.770)	(2.751.837)
Intereses cobrados		482.298	678.654	445.324
Impuestos pagados		(1.954.364)	(22.756.937)	(11.182.257)
Efectivo neto provisto por las actividades operacionales		34.953.018	20.988.615	43.954.847
ACTIVIDADES DE INVERSIÓN:				
Disminución (aumento) en inversiones disponibles para la venta	6	7.916.468	(7.917.006)	(791.970)
Venta (adquisición) de propiedades, planta y equipo	2	1.042.306	(9.454.319)	(12.825.486)
Efectivo neto provisto (usado) por las actividades de inversión		8.958.774	(17.371.325)	(13.617.456)
ACTIVIDADES DE FINANCIAMIENTO:				
Aumento en préstamos a corto plazo	10	(14.206.552)	32.143.003	2.518.700
Importe de la emisión de papeles comerciales	10	7.000.000	8.808.700	11.937.900
Amortización de papeles comerciales	10	(2.946.531)	(8.752.379)	(14.475.232)
(Disminución) aumento en documentos por pagar	10	-	(2.486.040)	1.263.309
Dividendos en efectivo	8	(25.767.341)	(41.292.407)	(26.267.362)
Efectivo neto usado por las actividades de financiamiento		(35.920.424)	(11.579.123)	(25.022.685)
(DISMINUCIÓN) AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO		7.991.368	(7.961.833)	5.314.706
EFECTO DE DEVALUACIÓN EN EL EFECTIVO Y EQUIVALENTES DE EFECTIVO	7	-	1.574.261	3.418.780
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO	7	16.111.833	22.499.405	13.765.919
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO		24.103.201	16.111.833	22.499.405

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS DE MOVIMIENTO CONSOLIDADOS EN LAS CUENTAS DE PATRIMONIO
POR EL PERIODO DE SEIS MESES TERMINADO EL 30 DE JUNIO DE 2006 Y
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2005 y 2004
(Expresados en miles de bolívares)

	Capital social	Resultado acumulado por traducción de filial y negocios conjuntos	Reserva legal (Utilidades retenidas)	Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias (Utilidades retenidas)	No distribuidas (Utilidades retenidas)	Resultado no realizado en inversiones	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2003	69.632.690	-	6.963.269	119.593.551	208.758.395	-	404.947.905
Valor razonable de inversiones disponibles para la venta	-	-	-	-	-	156.935	156.935
Resultado por traducción	-	28.224	-	-	-	-	28.224
Pérdida reconocida directamente en el patrimonio	-	28.224	-	-	-	156.935	185.159
Utilidad neta del año	-	-	-	-	53.687.062	-	53.687.062
Total utilidades y pérdidas reconocidas en el año	-	28.224	-	-	53.687.062	156.935	53.872.221
Dividendos decretados	-	-	-	-	(25.234.103)	-	(25.234.103)
SALDOS AL 31 DE DICIEMBRE DE 2004	69.632.690	28.224	6.963.269	119.593.551	237.211.354	156.935	433.586.023
Valor razonable de inversiones disponibles para la venta	-	-	-	-	-	(1.156.123)	(1.156.123)
Resultado por traducción	-	178.084	-	-	-	-	178.084
Pérdida reconocida directamente en el patrimonio	-	178.084	-	-	-	(1.156.123)	(978.039)
Utilidad neta del año	-	-	-	-	35.838.263	-	35.838.263
Total utilidades y pérdidas reconocidas en el año	-	178.084	-	-	35.838.263	(1.156.123)	34.860.224
Dividendos decretados	-	-	-	-	(45.880.188)	-	(45.880.188)
SALDOS AL 31 DE DICIEMBRE DE 2005	69.632.690	206.308	6.963.269	119.593.551	227.169.429	(999.188)	422.566.059
Utilidad neta del año	-	-	-	-	16.479.474	-	16.479.474
Total utilidades y pérdidas reconocidas en el año	-	-	-	-	16.479.474	-	16.479.474
Resultado realizado de inversiones disponibles para la venta	-	-	-	-	-	779.641	779.641
Dividendos decretados	-	-	-	-	(27.528.113)	-	(27.528.113)
SALDOS AL 30 DE JUNIO DE 2006	69.632.690	206.308	6.963.269	119.593.551	216.120.790	(219.547)	412.297.061

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS POR EL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2006 Y LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2005 Y 2004 (En miles de bolívares)

1. ORGANIZACIÓN Y POLÍTICAS CONTABLES SIGNIFICATIVAS

Organización – La sociedad dominante Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es una sociedad constituida en la República Bolivariana de Venezuela de conformidad con el Código de Comercio Venezolano y la Ley de Mercado de Capitales, siendo su objeto social producir y comercializar papel en todas sus formas.

Adopción de las Normas Internacionales de Información Financiera (NIIF) – Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión Nº 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones Nº 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

Los estados financieros consolidados adjuntos han sido preparados sobre la base de las Normas Internacionales de Información Financiera (NIIF) que incluye las Normas Internacionales de Información Financiera (NIIF), Normas Internacionales de Contabilidad (NIC), Interpretaciones del Comité Permanente de Interpretación (SIC) y del Comité de Interpretación de las Normas Internacionales de Información Financiera (IFRIC), emitidas por el Consejo de Normas Internacionales de Contabilidad (IASB) que son efectivas para los ejercicios que comenzaron el 01 de enero de 2005.

Políticas contables significativas – Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. ***Responsabilidad de la información y estimaciones realizadas*** – La información contenida en estos estados financieros consolidados es responsabilidad de la Junta Directiva y Gerencia de la Compañía. Para la elaboración de los mismos, se han utilizado ciertas estimaciones realizadas para cuantificar algunos de los activos, pasivos, ingresos, gastos y compromisos que figuran registrados en ellos. Básicamente, estas estimaciones se refieren a:

- Las pérdidas por deterioro de determinados activos,
- La vida útil de las propiedades, planta y equipo,
- La valoración del fondo de comercio,
- Los valores razonables de los activos y pasivos financieros,
- Acumulaciones estimadas por pagar,
- Probabilidad de las contingencias,
- Control de cambio y su impacto sobre los activos, pasivos, obligaciones en moneda extranjera y dividendos a los accionistas,
- Control de precios sobre ciertos productos comercializados por la Compañía.

A pesar de que estas estimaciones se realizaron en función de la mejor información disponible al 31 de diciembre de 2005 sobre los hechos analizados, es posible que acontecimientos que puedan tener lugar en el futuro obliguen a modificarlas en próximos ejercicios; lo que se haría, conforme a lo establecido en la NIC 8, de forma prospectiva reconociendo los efectos del cambio de estimación en las correspondientes cuentas de resultados consolidadas.

b. ***Consolidación*** – Los estados financieros consolidados adjuntos incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago), Valores y Acciones 1003, C.A. y sus Filiales: Inmuebles 310350, C.A. y Seguridad Industrial y Forestal, C.A. (Seinforca) (domiciliadas en Venezuela), y Transporte Alpes, C.A. (domiciliada en Venezuela). Las compañías Manufacturas de Papel de Centroamérica, C.A. (domiciliada en Costa Rica) y Simco Recycling, Inc. (domiciliada en Estados Unidos de Norteamérica), ambas poseídas en un 50%, fueron consideradas negocios conjuntos de acuerdo con la NIC 31, y se registraron a través del método de participación.

Todas las transacciones significativas entre compañías han sido eliminadas en la consolidación.

c. ***Efectos de la inflación*** – La moneda funcional de la Compañía es el bolívar. Una vez revisada la NIC 29 "Información Financiera en Economías Hiperinflacionarias" y otras literaturas consultadas, y hechos los análisis de la inflación acumulada a la fecha de la transición y periodos posteriores, la Compañía determinó que la economía venezolana dejó de ser hiperinflacionaria a partir del 01 de enero de 2002.

Producto de lo anterior, algunos montos de activos y pasivos no monetarios, al 31 de diciembre de 2001, en moneda constante a esa fecha, fueron considerados como la nueva base contable de estas partidas.

d. ***Traducción de los estados financieros de la filial y negocios conjuntos en el exterior*** – La Compañía determinó la moneda funcional de las filiales del exterior, de acuerdo con la NIC 21"Efecto de las Variaciones en los Tipos de Cambios de la Moneda Extranjera". En consecuencia, para su incorporación en la información financiera adjunta, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias y no monetarias del balance general a la tasa de cambio corriente, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente.

Los efectos de incluir los estados financieros de las filiales traducidos a bolívares mediante esta metodología, se muestran en el patrimonio como Resultado acumulado por traducción de filial y negocios conjuntos.

e. ***Participación en asociadas*** – Una empresa asociada es aquella en la que la Compañía tiene capacidad para ejercer una influencia significativa; sin control ni control conjunto mediante su participación en las decisiones y políticas operativas de la empresa asociada. Habitualmente, esta capacidad se manifiesta en una participación (directa o indirecta) igual o superior al 20% de los derechos de voto de la entidad participada.

Excepcionalmente, las siguientes entidades, de las que se posee un 20 % o más de sus derechos de voto no se consideraron entidades asociadas al Grupo:

Entidad	**% de derechos a voto**	**Razón por la que no se considera Asociada**
Agroindustrial Mandioca, C.A.	20	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Corporación Forestal Orinoco, C.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Fibras Secundarias, S.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Central Cariaco	25,62	La Compañía no posee influencia significativa sobre las operaciones de la asociada.

La Compañía ha creado una provisión por deterioro igual al valor en libros de la inversión. La Compañía no tiene obligación alguna de respaldar financieramente tales entidades.

Participación en negocios conjuntos – Un negocio conjunto consiste en un convenio contractual en el que la Compañía y otras partes emprenden una actividad económica sujeta a control conjunto. Los acuerdos de negocios conjuntos que involucren el establecimiento de una entidad aparte, en la que cada participante posea intereses, se identifican como entidades controladas conjuntamente. Las ganancias y pérdidas se eliminan conforme a la participación de la Compañía en el negocio conjunto, con excepción de aquellos casos en los que las pérdidas no realizadas proporcionen evidencia de algún deterioro del activo asignado.

De conformidad con la NIC 31, la Compañía optó por valorar las entidades consideradas negocios conjuntos, por el método de participación.

f. ***Propiedades, planta y equipo*** – Las propiedades, planta y equipo se presentan al costo atribuido menos depreciación y cualquier pérdida por deterioro de valor

COMISIÓN NACIONAL DE VALORES
RECIBIDO

reconocida. La depreciación se calcula con base en el método de línea recta sobre la vida útil restante estimada por la Compañía y estudios técnicos avalados por peritos independientes.

Las sustituciones o renovaciones de elementos completos que aumentan la vida útil del activo en objeto, o su capacidad económica, se contabilizan como mayor importe del activo, con el consiguiente retiro contable de los elementos sustituidos o renovados. Los gastos periódicos de mantenimiento, conservación y reparación, se imputan a los resultados en la medida que se incurren.

La depreciación se calcula con base en el método de línea recta sobre la vida útil estimada de los distintos activos, según lo siguiente, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida útil indefinida y que, por tanto, no son objeto de depreciación:

	Años
Edificios	10-30
Maquinarias y equipos	7-20
Vehículos	3-6
Muebles, enseres y otros	3-5

La gerencia de la Compañía considera que el valor contable de los activos no supera el valor recuperable de los mismos.

Los costos por intereses directamente imputables a la adquisición, construcción o producción de activos calificados, que necesariamente precisan de un período de tiempo sustancial para estar preparados para su uso o venta previstos, se añaden al costo de dichos activos, hasta el momento en que los activos estén sustancialmente preparados para su uso. Los ingresos procedentes de inversiones obtenidos en la inversión temporal de préstamos específicos que aún no se han invertido en tales activos, se deducen de los costos por intereses aptos para la capitalización.

g. ***Activos a largo plazo*** – La Compañía revisa los importes en libros de sus activos tangibles e intangibles para determinar si existen indicios de que dichos activos hayan

sufrido una pérdida por deterioro de valor. Si existe cualquier indicio, el importe recuperable del activo se calcula con el objeto de determinar el alcance de la pérdida por deterioro de valor (si la hubiera). En caso de que el activo no genere flujos de efectivo por sí mismo que sean independientes de otros activos, la Compañía calcula el importe recuperable de la unidad generadora de efectivo a la que pertenece el activo.

El valor recuperable es el mayor valor entre el valor razonable menos el costo de venderlo y el valor de uso. El valor de uso se determina con base en los futuros flujos de efectivo estimados descontados a su valor actual, utilizando una tasa de descuento antes de impuestos, que refleja las valoraciones actuales del mercado con respecto al valor temporal del dinero y los riesgos específicos del activo.

Si se estima que el importe recuperable de un activo (o una unidad generadora de efectivo) es inferior a su importe en libros, el importe en libros del activo (unidad generadora de efectivo) se reduce a su importe recuperable. Inmediatamente se reconoce una pérdida por deterioro de valor como gasto.

Una pérdida por deterioro de valor se puede revertir posteriormente y registrarse como ingresos en los resultados del período, hasta el monto en que el importe en libros incrementado no supere el importe en libros que se habría determinado de no haberse reconocido ninguna pérdida por deterioro de valor para el activo (unidad generadora de efectivo) en años anteriores.

h. ***Arrendamientos operativos*** – Las operaciones de arrendamiento operativo se caracterizan porque la propiedad del bien arrendado y sustancialmente todos los riesgos y ventajas que recaen sobre el bien permanecen en el arrendador.

La Compañía tiene pactados contratos de arrendamiento en donde actúa como arrendador. Los bienes arrendados se presentan en el rubro de propiedades planta y equipo. Estos activos se amortizan de acuerdo con las políticas adoptadas para activos similares de uso propio, y los ingresos procedentes de los contratos de arrendamiento se reconocen con base en lo establecido en los contratos, los cuales se aproximan al método lineal establecido en la NIC 17.

i. ***Inventarios*** **–** Las existencias se valoran al costo de adquisición o producción, o valor neto realizable, el menor. El costo incluye los costos de materiales directos y, en su caso, los costos de mano de obra directa y los gastos generales de fabricación, incluyendo también los incurridos al trasladar las existencias a su ubicación y condiciones actuales. En periodos con un nivel bajo de producción o en los que exista capacidad ociosa, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción no se incrementa como consecuencia de esta circunstancia. En periodos de producción anormalmente altos, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción se reducirá, de manera que no se valoren las existencias por encima del costo real.

Los descuentos comerciales, las rebajas obtenidas y otras partidas similares se deducen en la determinación del precio de adquisición.

El costo se calcula utilizando el método promedio. El valor neto realizable representa la estimación del precio de venta menos todos los costos estimados de terminación y los costos que serán incurridos en los procesos de comercialización, venta y distribución.

j. ***Activos financieros*** **–** Los activos financieros se reconocen en el balance general consolidado de la Compañía cuando se lleva a cabo su adquisición, siguiendo lo establecido en la NIC 39 "Instrumentos financieros". Los activos financieros se registran inicialmente a su valor razonable, incluyendo en general, los costos de la operación.

Los activos financieros mantenidos por la Compañía se clasifican como:

- Préstamos y cuentas por cobrar generados por la propia empresa: activos financieros originados por las compañías a cambio de suministrar efectivo, bienes o servicios directamente a un deudor.

- Activos financieros disponibles para la venta: incluyen los valores adquiridos que no se mantienen con propósito de negociarlos, o como inversión a vencimiento. Están valorados a su valor razonable y los cambios se reconocen en resultados en los términos señalados en la NIC 39.

Los activos financieros disponibles para la venta se valoran a su "valor razonable" en las fechas de valoración posterior. Los beneficios y las pérdidas procedentes de las variaciones en el valor razonable se reconocen directamente en el patrimonio hasta que el activo se enajene o se determine que ha sufrido un deterioro de valor, momento en el cual los beneficios o las pérdidas acumuladas reconocidos previamente en el patrimonio se incluyen en los resultados del período.

Se entiende por valor razonable de un instrumento financiero en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes informadas en la materia, y en condiciones de independencia mutua, que actúen libre y prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado organizado, transparente y profundo ("precio de cotización" o "precio de mercado"). Si este precio de mercado no puede ser estimado de manera objetiva y fiable para un determinado instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos o al valor actual descontado de todos los flujos de caja futuros (cobros o pagos), aplicando un tipo de interés de mercado para instrumentos financieros similares (mismo plazo, moneda, tipo de tasa de interés y misma calificación de riesgo equivalente).

Las inversiones a vencimiento y los préstamos y cuentas por cobrar que mantiene la Compañía se valoran a su "costo amortizado" reconociendo en las cuentas de resultados los intereses devengados en función de su tasa de interés efectiva (TIR). Por costo amortizado se entiende el costo inicial menos los cobros del principal más o menos la amortización acumulada de la diferencia entre los importes inicial y al vencimiento, teniendo en cuenta potenciales reducciones por deterioro o impago.

La tasa de interés efectiva es la tasa de actualización que iguala exactamente el valor de un instrumento financiero a la totalidad de sus flujos de efectivo estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tasa de interés fija, la tasa de interés efectiva coincide con la tasa de interés contractual establecida en el momento de su adquisición más, en su caso, las comisiones que, por su naturaleza, sean asimilables a una tasa de interés. En los

instrumentos financieros a tasas de interés variable, la tasa de interés efectiva coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

k. ***Efectivo y equivalentes de efectivo*** – El efectivo y equivalentes de efectivo incluyen el efectivo en bancos y las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

l. ***Clasificación de activos financieros entre corriente y no corriente*** – En los balances generales consolidados adjuntos, los activos financieros se clasifican en función de sus vencimientos, es decir, como corrientes aquellos con vencimiento igual o inferior a doce meses, y como no corrientes los de vencimiento superior a dicho período.

m. ***Préstamos bancarios y obligaciones y papeles comerciales*** – Los préstamos y obligaciones y papeles comerciales se registran al costo amortizado. Los gastos financieros, incluidas las primas pagaderas en la liquidación o el reembolso y los costos directos de emisión, se contabilizan en las cuentas de resultados utilizando el método del interés efectivo y se añaden al importe en libros del instrumento en la medida en que no se liquidan en el período en que se originan.

n. ***Clasificación de deudas entre corriente y no corriente*** – En los balances generales consolidados adjuntos, las deudas se clasifican en función de sus vencimientos, es decir, como deudas corrientes aquellas con vencimiento igual o inferior a doce meses, y como deudas no corrientes las de vencimiento superior a dicho período.

o. ***Apartado para prestaciones por antigüedad*** – El apartado para prestaciones por antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo. Las prestaciones por antigüedad se calculan y se registran de acuerdo con la legislación laboral en Venezuela y el contrato colectivo vigente.

De acuerdo con la Ley Orgánica del Trabajo vigente, el trabajador tiene derecho a una prestación equivalente a 5 días de salario por mes hasta un total de 60 días por año de servicio. Estas se consideran devengadas a partir de 3 meses de servicio ininterrumpido. A partir del segundo año de servicio, el trabajador tiene derecho a 2 días de salario adicionales por año de servicio (o fracción de año mayor a 6 meses), acumulativos hasta un máximo de 30 días de salario. Las prestaciones por antigüedad deben ser liquidadas y depositadas mensualmente en un fideicomiso individual, un fondo de prestaciones o en la contabilidad del empleador, según lo manifieste por escrito cada trabajador. Cuando las prestaciones son mantenidas en la contabilidad del empleador, éste está obligado a cancelar intereses sobre los montos adeudados, los cuales son establecidos mensualmente por el Banco Central de Venezuela.

En caso de despido injustificado o retiro involuntario, el empleado tiene derecho a una indemnización adicional de un mes de salario por cada año de servicio hasta un máximo de 150 días del salario actual. En caso de retiro involuntario, la Ley contempla una liquidación adicional de hasta 90 días del salario actual, basados en la duración de la relación laboral.

p. ***Provisiones*** **–** Al tiempo de formular los estados financieros consolidados, la gerencia diferencia entre:

- *Provisiones* – saldos acreedores que cubren obligaciones presentes a la fecha del balance general consolidado, surgidas como consecuencia de sucesos pasados de los que pueden derivarse perjuicios patrimoniales para la Compañía; concretos en cuanto a su naturaleza pero indeterminados en cuanto a su importe y/ o momento de cancelación,

- *Pasivos contingentes* – obligaciones posibles surgidas como consecuencia de sucesos pasados, cuya materialización está condicionada a que ocurra, o no, uno o más eventos futuros independientes de la voluntad de la entidad.

Los estados financieros consolidados de la Compañía recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga

que atender la obligación es mayor que de lo contrario. Los pasivos contingentes no se reconocen en los estados financieros consolidados, sino que se informa sobre los mismos, conforme a los requerimientos de la NIC 37. (Véase Notas 11 y 21)

Las provisiones se cuantifican teniendo en consideración la mejor información disponible sobre las consecuencias del suceso en el que traen su causa y son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir.

q. ***Procedimientos judiciales y/ o reclamaciones en curso*** – Al cierre del año 2005 se encontraban en curso distintos procedimientos judiciales y reclamaciones en contra de la Compañía con origen en el desarrollo habitual de sus actividades. Tanto los asesores legales como la gerencia de la Compañía entienden que la conclusión de estos procedimientos y reclamaciones no producirá un efecto significativo en los estados financieros consolidados actuales y futuros.

r. ***Reconocimientos de ingresos*** – Los ingresos provenientes de la venta de productos terminados y otros productos, se registran sobre una base acumulada al ser despachados y haberse traspasado el derecho de propiedad sobre tales activos. Las ventas están reportadas netas de devoluciones estimadas, promociones otorgadas, descuentos por pronto pago, y cualquier otro descuento otorgado. Los ingresos provenientes de los contratos de arrendamiento operativo se reconocen mensualmente con base en lo establecido en los contratos. Los ingresos por intereses son acumulados sobre una base periódica tomando como referencia el saldo pendiente de capital y la tasa efectiva de interés aplicable. Los ingresos por dividendos de inversiones son reconocidos cuando han sido establecidos los derechos de los accionistas a recibir el pago correspondiente.

s. ***Gastos de publicidad*** – Los costos de publicidad son registrados en los resultados, en la fecha que se incurren.

t. ***Reconocimientos de gastos*** – Los gastos se reconocen en los resultados cuando tiene lugar una disminución en los beneficios económicos futuros relacionados con una reducción de un activo, o un incremento de un pasivo, que se puede medir de forma fiable. Esto implica que el registro de un gasto tiene lugar en forma simultánea al registro del incremento del pasivo o la reducción del activo.

Se reconoce un gasto de forma inmediata cuando un desembolso no genera beneficios económicos futuros o cuando no cumple los requisitos necesarios para su registro como activo.

u. ***Compensaciones de saldos*** – Sólo se compensan entre sí y, consecuentemente, se presentan en el balance general consolidado por su importe neto - los saldos deudores y acreedores con origen en transacciones que, contractualmente o por imperativo de una norma legal, contemplan la posibilidad de compensación y se tiene la intención de liquidarlos por su importe neto o de realizar el activo y proceder al pago del pasivo de forma simultánea.

v. ***Impuesto sobre la renta*** – La provisión para impuesto sobre la renta comprende la suma del impuesto sobre la renta corriente por pagar estimado y el impuesto sobre la renta diferido.

El impuesto sobre la renta corriente se determina aplicando la tasa de impuesto establecida en la legislación fiscal vigente a la renta neta fiscal del año.

Los impuestos diferidos activos y pasivos son determinados con base en el método del balance general, utilizando la tasa de impuesto establecida por la legislación fiscal vigente, a la fecha del balance general.

Los activos y pasivos por impuestos diferidos incluyen las diferencias temporarias que se identifican como aquellos importes que se prevén pagar o recuperar por las diferencias entre los importes en libros de los activos y pasivos y su valor fiscal, así como por los créditos fiscales, rebajas y pérdidas fiscales no aprovechadas.

Por su parte, los activos por impuestos diferidos, identificados como diferencias temporarias, sólo se reconocen en el caso de que se considere probable que la Compañía va a tener en el futuro suficientes ganancias fiscales para poder hacerlos efectivos y no procedan del reconocimiento inicial (salvo en una combinación de negocios) de otros activos y pasivos en una operación que no afecta ni al resultado fiscal ni al resultado contable.

Anualmente, se revisan los impuestos diferidos registrados (tanto activos como pasivos) con objeto de comprobar que se mantienen vigentes, efectuándose las oportunas correcciones a los mismos de acuerdo con los resultados de los análisis realizados.

w. ***Utilidad neta por acción básica y diluida*** – La utilidad neta por acción básica ha sido calculada dividiendo el resultado neto del período entre el promedio ponderado de acciones emitidas y en circulación para cada período. La utilidad neta por acción básica y diluida es la misma para todos los períodos presentados, ya que la Compañía no tiene instrumentos potencialmente dilutivos.

x. ***Pasivo financiero y patrimonio*** – Los pasivos financieros y los instrumentos de patrimonio se clasifican conforme al contenido de los acuerdos contractuales pactados y teniendo en cuenta la sustancia económica. Un instrumento de patrimonio es un contrato que representa una participación residual en el patrimonio de la Compañía una vez deducidos todos sus pasivos. Los principales pasivos financieros mantenidos por la Compañía se clasifican como:

- Pasivos financieros a vencimiento, se valoran de acuerdo con su costo amortizado, empleando para ello el tipo de interés efectivo.

- Pasivos financieros a valor razonable con cambios en el patrimonio neto, fundamentalmente pasivos negociables asociados con activos financieros disponibles para la venta.

y. ***Transacciones en moneda extranjera*** – La moneda funcional de la Compañía es el bolívar. Consecuentemente, las operaciones en otras divisas distintas al bolívar se consideran denominadas en "moneda extranjera" y son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del año son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha y las diferencias en cambio resultantes se llevan a resultados.

2. PROPIEDADES, PLANTA Y EQUIPO

Para el periodo de seis meses terminado el 30 de junio de 2006 y los años terminados el 31 de diciembre de 2005 y 2004, el movimiento de las propiedades, planta y equipo se compone de (en miles de bolívares):

	Terrenos y edificios	Maquinarias y equipos	Mobiliario, vehículos y equipo	Construcciones en proceso	Total
COSTO:					
Al 31 de diciembre de 2003	90.119.622	358.507.147	6.765.472	-	455.392.241
Adiciones	17.749	1.577.993	879.830	10.349.914	12.825.486
Retiros	-	(3.861)	(6.050)	-	(9.911)
Efecto por traducción de filial del exterior	218.567	834.010	19.385	-	1.071.962
Al 31 de diciembre de 2004	90.355.938	360.915.289	7.658.637	10.349.914	469.279.778
Adiciones	41.330	2.943.164	1.676.524	4.793.301	9.454.319
Traspasos	-	13.749.783	-	(13.749.783)	-
Efecto por traducción de filial del exterior	156.895	599.444	13.934	489.070	1.259.343
Al 31 de diciembre de 2005	90.554.163	378.207.680	9.349.095	1.882.502	479.993.440
Adiciones	-	441.088	-	-	441.088
Traspasos	57.507	889.498	130.247	(1.077.252)	-
Retiros	(1.440.994)	(44.348)	-	-	(1.485.342)
Al 30 de junio de 2006	89.170.676	379.493.918	9.479.342	805.250	478.949.186
DEPRECIACIÓN ACUMULADA:					
Al 31 de diciembre de 2003	(189.387)	(2.139.567)	(20.915)	-	(2.349.869)
Adiciones	(3.851.609)	(16.710.512)	(1.022.374)	-	(21.584.495)
Retiros	-	-	9.835	-	9.835
Efecto por traducción de filial del exterior	(38.489)	(445.134)	4.735	-	(478.888)
Al 31 de diciembre de 2004	(4.079.485)	(19.295.213)	(1.028.719)	-	(24.403.417)
Adiciones	(3.853.511)	(17.436.828)	(1.008.735)	-	(22.299.074)
Efecto por traducción de filial del exterior	(33.460)	(355.192)	(1.895)	-	(390.547)
Al 31 de diciembre de 2005	(7.966.456)	(37.087.233)	(2.039.349)	-	(47.093.038)
Adiciones	(1.845.851)	(9.024.122)	(740.834)	-	(11.610.807)
Traspasos					
Retiros	-	1.948	-	-	1.948
Al 30 de junio de 2006	(9.812.307)	(46.109.407)	(2.780.183)	-	(58.701.897)
Total al 30 de junio de 2006	79.358.369	333.384.511	6.699.159	805.250	420.247.289
Total al 31 de diciembre de 2005	82.587.707	341.120.447	7.309.746	1.882.502	432.900.402
Total al 31 de diciembre de 2004	86.276.453	341.620.076	6.629.918	10.349.914	444.876.361

La Compañía ha dado en garantía ciertos activos fijos (Véase la Nota 21).

La Compañía tiene formalizadas pólizas de seguros para cubrir los posibles riesgos a que están sujetos los diversos elementos de sus propiedades, planta y equipo, así como las posibles reclamaciones que se le puedan presentar por el ejercicio de su actividad,

entendiendo que dichas pólizas cubren de manera suficiente los riesgos a los que están sometidos. El importe de los propiedades, planta y equipos temporalmente fuera de uso al 31 de diciembre de 2005, ascienden a Bs. 9.500 millones y Bs. 10.745 millones, respectivamente (Véase Nota 16).

Al 31 de diciembre de 2005 y 2004, los activos dados en arrendamientos ascienden a Bs. 9.928 millones y Bs. 10.410 millones, respectivamente (Véase Nota 16).

Al 31 de diciembre de 2005 la Compañía mantiene activos por Bs. 7.359 millones, correspondientes a propiedades, planta y equipo propiedad de la filial radicada en el exterior.

Al 31 de diciembre de 2005, la Compañía había formalizado compromisos contractuales para la adquisición de propiedades, planta y equipo por valor de Bs. 1.078 millones.

3. PARTICIPACIONES EN ASOCIADAS Y NEGOCIOS CONJUNTOS

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, las participaciones en empresas asociadas y negocios conjuntos se componen de lo siguiente (en miles de bolívares):

	2006	2005	2004
Participaciones en empresas asociadas	-	-	-
Participaciones en negocios conjuntos	1.157.807	1.040.295	1.847.041
	1.157.807	1.040.295	1.847.041

Participaciones en empresas asociadas

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, las participaciones en empresas asociadas se componen de lo siguiente (en miles de bolívares):

	%	2006	2005	2004
Agroindustrial Mandioca, C.A.	20	2.577.243	2.577.243	2.577.243
Corporación Forestal Orinoco, C.A.	33	769.112	769.112	769.112
Central Cariaco	25,62	88.371	88.371	88.371
Fibras Secundarias, S.A.	33	80.619	80.619	80.619
		3.515.345	3.515.345	3.515.345
Menos – pérdidas por deterioro		(3.515.345)	(3.515.345)	(3.515.345)
		-	-	-

A la fecha de este informe, la Compañía no cuenta con información financiera actualizada de estas compañías.

Participaciones en negocios conjuntos

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, las participaciones en negocios conjuntos se componen de lo siguiente (en miles de bolívares):

	%	2006	2005	2004
Simco Recycling Inc.	50	(2.432.726)	(2.432.726)	(1.110.720)
Manpa Centroamérica, C.A.	50	3.590.794	3.473.021	2.957.761
		1.157.807	1.040.295	1.847.041

4. INVENTARIOS

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, los inventarios se componen de lo siguiente (en miles de bolívares):

	2006	2005	2004
Productos terminados	17.546.419	20.656.984	8.688.241
Productos en proceso	453.208	366.120	73.411
Materias primas	15.155.741	18.567.845	17.322.102
Repuestos	7.810.882	6.998.642	5.661.140
Inventario en tránsito	1.590.584	12.584.822	3.081.668
	42.556.834	59.174.413	34.826.562
Menos – provisión para obsolescencia	(1.663.283)	(1.663.283)	(2.055.479)
	40.893.551	57.511.130	32.771.083

La gerencia estima que los inventarios serán realizados o utilizados a corto plazo, sin embargo, una parte de los inventarios de repuestos podrían ser utilizados en más de un ejercicio.

Los compromisos de compra de materias primas (pulpa de papel y desperdicios) para el año 2006 ascienden a Bs. 9.942 millones.

Para el 30 de junio de 2006 y los años terminados el 31 de diciembre de 2005 y 2004, el movimiento de la provisión para obsolescencia se componen de (en miles de bolívares):

	2006	2005	2004
Saldo inicial	(1.663.283)	(2.055.479)	(1.080.000)
Provisión	-	-	(975.479)
Reverso	-	392.196	-
Saldo final	(1.663.283)	(1.663.283)	(2.055.479)

El reverso de la provisión está fundamentado en nuevos estimados con respecto a la obsolescencia de los inventarios aprovisionados.

5. EFECTOS Y CUENTAS POR COBRAR

Al 31 de diciembre, los efectos y cuentas por cobrar se componen de lo siguiente (en miles de bolívares):

	2006	2005	2004
Comerciales	70.275.189	56.958.238	62.507.057
Compañías relacionadas (Nota 17)	7.294.520	12.413.496	10.946.691
Empleados	813.418	429.642	482.280
Deudores diversos	980.555	872.084	599.333
Impuesto sobre la renta pagado por anticipado	721.566	2.400.339	-
IVA – pagado en exceso (Nota 11)	19.525.506	14.904.864	4.277.288
Crédito fiscal IVA – Neto por compensar (Nota 11)	1.285.501	1.492.571	-
Depósitos dados en garantía	7.523.954	7.523.954	2.533.503
	108.420.209	96.995.188	81.346.152
Menos – provisión para cuentas de cobro dudoso	(1.921.832)	(1.657.917)	(1.949.040)
	106.498.377	95.337.271	79.397.112

El período promedio de crédito otorgado a los clientes nacionales oscila entre 7 y 60 días, y para clientes de exportación entre 60 y 180 días.

La Compañía mantiene una provisión para cuentas de cobro dudoso al nivel que la gerencia considera adecuado de acuerdo con el riesgo potencial de cuentas incobrables. La antigüedad de las cuentas por cobrar y la situación de los clientes son constantemente monitoreadas para asegurar lo adecuado de la provisión en los estados financieros consolidados.

Para los años terminados el 31 de diciembre, el movimiento de la provisión para cuentas de cobro dudoso se compone de (en miles de bolívares):

	2006	2005	2004
Saldo inicial	(1.657.917)	(1.949.040)	(2.999.993)
Provisión	(515.564)	(772.485)	(1.207.193)
Castigos	251.649	1.063.608	2.258.146
Saldo final	(1.921.832)	(1.657.917)	(1.949.040)

La gerencia de la Compañía considera que el importe en libros de las cuentas de deudores comerciales y otras cuentas a cobrar se aproxima a su valor razonable.

Los compromisos de ventas para el año 2006 ascienden a Bs. 26.888 millones.

6. INVERSIONES DISPONIBLES PARA LA VENTA

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2006, las inversiones disponibles para la venta a corto plazo comprenden lo siguiente (en miles de bolívares):

	2006	2005	2004
Inversiones y acciones disponibles para la venta	900.308	902.184	899.770
Bonos disponibles para la venta	-	7.914.592	-
	900.308	8.816.776	899.770

Inversiones y acciones disponibles para la venta

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, las inversiones y acciones disponibles para la venta, comprende lo siguiente (en miles de bolívares):

	2006	2005	2004
Portafolio de inversión	757.702	759.578	677.749
Acciones en:			
Central Portuguesa, S.A.	354.516	354.516	354.516
Corporación Industrial de Energía, C.A. S.A.C.A.	142.606	142.606	222.021
Corporación Forestal Venezuela, C.A.	47.817	47.817	47.817
	1.302.641	1.304.517	1.302.103
Menos – pérdidas por deterioro	(402.333)	(402.333)	(402.333)
	900.308	902.184	899.770

Al 31 de diciembre de 2005, la Compañía mantiene Bs. 77.5 millones de ganancias no realizadas de inversiones y acciones disponibles para la venta, las cuales se presentan netas en la cuenta de "Resultado no realizado en inversiones" en el patrimonio.

Bonos disponibles para la venta

Al 31 de diciembre de 2005, las inversiones disponibles para la venta comprenden lo siguiente (en miles de bolívares):

	Costo de adquisición	Resultado no realizado	Valor razonable
Bono 2016 en US dólares, emitido por la República Bolivariana de Venezuela, con vencimiento el 26/02/2016, con intereses pagaderos semestralmente y cupón de interés fijo a la tasa de 5,75%	4.495.650	(476.539)	4.019.111
Bono 2020 en US dólares, emitido por la República Bolivariana de Venezuela, con vencimiento el 09/12/2020, con intereses pagaderos semestralmente y cupón de interés fijo a la tasa de 6,00%	4.495.650	(600.169)	3.895.481
	8.991.300	(1.076.708)	7.914.592

Al 31 de diciembre de 2005, la Compañía mantiene Bs. 1.076 millones de pérdidas no realizadas de inversiones disponibles para la venta, las cuales se presentan netas en la cuenta de "Resultado no realizado en inversiones" en el patrimonio. Estas pérdidas no realizadas no representan un deterioro permanente del valor de mercado de los bonos. Al 31 de diciembre de 2005, bonos por aproximadamente US$ 2.024 (Bs. 4.351 millones) se encuentran garantizando préstamos recibidos de una institución financiera. (Véase Nota 10)

Resultado no realizado en inversiones

	2006	2005	2004
Inversiones y acciones disponibles para la venta	77.520	77.520	156.935
Bonos disponibles para la venta	(297.067)	(1.076.708)	-
	(219.547)	(999.188)	156.935

7. EFECTIVO Y EQUIVALENTES DE EFECTIVO

Al 30 de junio de 2006 y el 31 de diciembre de 2005 y 2004, el efectivo y equivalentes de efectivo, se componen de lo siguiente (en miles de bolívares):

	2006	2005	2004
Efectivo en caja y bancos	5.233.679	2.808.221	8.347.453
Colocaciones bancarias	18.869.522	13.303.612	14.151.952
	24.103.201	16.111.833	22.499.405

8. PATRIMONIO

Capital social

El capital social de la Compañía comprende Bs. 22.940.094.240 de capital social compuesto por 2.294.009.424 acciones comunes de Bs. 10 cada una, totalmente suscritas y pagadas, registrado ante las autoridades competentes y Bs. 46.692.596.000 de actualización de capital, en moneda constante al 31 de diciembre de 2001, de acuerdo con lo indicado en la nota 1c.

Con fecha 25 de noviembre de 1996, la Junta Directiva aprobó decretar un dividendo en acciones por Bs. 34.816.345.000 (en moneda constante al 31 de diciembre de 2001) con cargo a la cuenta saldo neto actualizado para futuros aumentos de capital, la cual resultó del enjugamiento de las cuentas de actualización de capital, resultado por exposición a la inflación (REI) y utilidades no distribuidas efectuado en 1996, de conformidad con la Publicación Técnica Número 14 (PT 14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, emitiéndose 1.147.004.712 nuevas acciones comunes con valor

nominal de Bs. 10 cada una. De acuerdo con lo resuelto por la Comisión Nacional de Valores, este aumento de capital fue distribuido como dividendos a los accionistas registrados en el libro de accionistas al 02 de enero de 1997, a fin de ser adjudicado y hacerse efectivo el 16 de enero de 1997.

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas aprobó la reclasificación de la partida patrimonial "Saldo neto actualizado para futuros aumentos de capital" a "Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias", todo de acuerdo con la autorización de la Comisión Nacional de Valores según Oficio Nº CNV-OP-033 del 04 de febrero de 2002.

Reserva legal

El Código de Comercio establece el apartado de un 5% de las ganancias netas de las compañías para establecer la reserva legal, hasta que ésta alcance por lo menos un 10% del capital social. Esta reserva no podrá distribuirse como dividendos.

De acuerdo con los requerimientos establecidos en el oficio N° CNV-DCOP-165 de fecha 12 de noviembre de 2001, al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004 la reserva legal pertenece en su totalidad a Manufacturas de Papel, C.A. (MANPA) S.A.C.A..

Resultado acumulado por traducción de filial y negocios conjuntos en el exterior

Al 31 de diciembre, el resultado acumulado por traducción de la filial y negocios conjuntos en el exterior están conformados por lo siguiente (en miles de bolívares):

	2006	2005	2004
Filial:			
Vencaribbean Paper Products, Ltd.	(347.673)	(347.673)	(322.884)
Negocios Conjuntos:			
Manpa Centroamérica, C.A.	829.702	829.702	472.575
Simco Recycling Inc.	(275.721)	(275.721)	(121.467)
	206.308	206.308	28.224

COMISION NACIONAL DE VALORES
2006 SEP 15 PM 1:
RECIBIDO

Dividendos en efectivo

Con fecha 21 de abril de 2006, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 12,00 por acción, para un total de Bs. 27.528.113.080.

Con fecha 17 de marzo de 2005, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 10,00 por acción, para un total de Bs. 22.940.094.240. Igualmente con fecha 07 de octubre de 2005, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 10,00 por acción, para un total de Bs. 22.940.094.240.

Con fecha 26 de marzo de 2004, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 6,00 por acción, para un total de Bs. 13.764.056.544. Igualmente con fecha 01 de octubre de 2004, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120.

Utilidades retenidas

De acuerdo con la reforma parcial a las normas para la elaboración de los estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores, de fecha 25 de marzo de 1997, la Compañía debe revelar las ganancias retenidas y resultado del ejercicio de la entidad matriz y las utilidades retenidas de sus filiales. Al 31 de diciembre de 2005 y 2004, el déficit acumulado de las filiales incluidas en las utilidades retenidas asciende Bs. 7.207 millones y Bs. 7.320 millones, respectivamente. La utilidad neta y las utilidades retenidas de la compañía matriz Manufacturas de Papel, C.A. (MANPA), S.A.C.A., ascienden a Bs. 35.531 millones y Bs. 208.122 millones, respectivamente, al 31 de diciembre de 2005; y Bs. 62.775 millones y Bs. 218.471 millones, respectivamente, al 31 de diciembre de 2004, respectivamente.

De acuerdo con los requerimientos establecidos en el oficio N° CNV-DCOP-165 de fecha 12 de noviembre de 2001, al 31 de diciembre de 2005 y 2004 la utilidad neta incluye Bs. 7.683 millones y Bs. 19.057 millones de gasto de impuesto sobre la renta de la compañía matriz Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectivamente.

American Depositary Receipt (ADR)

El 29 de enero de 1996, la U.S. Securities Exchange Commission autorizó el programa de American Depositary Receipt (ADR), Nivel 1, para MANPA. Los ADR son negociados en el mercado "Over-the-counter" bajo el símbolo "MUPAY", y cada ADR representa 25 acciones ordinarias de Manufacturas de Papel, C.A. MANPA, S.A.C.A.. El Citibank, N.A. actúa como banco depositario, mientras que el Banco Venezolano de Crédito actúa como custodio local. Al 31 de diciembre de 2005, el número de ADR en circulación es de 31.959.483.

9. CONTROL SOBRE INVERSIONES EXTRANJERAS (SIEX)

Al 31 de diciembre de 2005, la Compañía es poseída en un 70,53% por inversionistas extranjeros.

El régimen legal vigente sobre inversiones extranjeras contempla, entre otras cosas, lo siguiente:

a. Los inversionistas extranjeros tienen iguales derechos y obligaciones que los inversionistas nacionales.

b. Las utilidades correspondientes a inversionistas extranjeros podrán ser remitidas al exterior sin limitaciones (Véase Nota 20).

c. Los contratos de importación de tecnología y del uso y explotación de patentes y marcas deben ser registrados ante la SIEX dentro del plazo de sesenta (60) días continuos siguientes a su celebración.

10. EMISIÓN DE PAPELES COMERCIALES Y PRÉSTAMOS A CORTO PLAZO

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, los papeles comerciales y préstamos a corto plazo están conformados por lo siguiente (en miles de bolívares):

	2005	2006	2004
Emisión de papeles comerciales	7.000.000	2.946.531	2.890.210
Préstamos a corto plazo	33.188.503	47.019.985	13.459.268
Documentos por pagar	-	-	2.486.040
	40.188.503	49.966.516	18.835.518

Emisión de obligaciones y papeles comerciales

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, la emisión de papeles comerciales, en función de la moneda en la que están emitidos y su tasa de interés, es como sigue (en miles de bolívares):

	2005	2006	2004
Bolívares:			
Interés fijo	7.000.000	2.946.531	2.890.210

Préstamos a corto plazo

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, los préstamos a corto plazo están representados por (en miles de bolívares):

	2006	2005	2004
Préstamos recibidos de bancos locales, en bolívares, a tasas de interés variable, con amortizaciones mensuales y vencimientos a 30 días renovables.	33.188.503	47.019.985	13.459.268

Al 30 de junio de 2006, la Compañía mantiene líneas de crédito con diferentes instituciones financieras por Bs. 115.905.300, y tiene disponibles Bs. 30.485.571, neto de cartas de crédito vigentes (véase nota 21), los cuales pueden cubrir cualquier compromiso a futuro de la Compañía.

Las tasas de interés promedio derivadas de los préstamos indicados arriba oscilaron entre 10,75% y 15% para el semestre finalizado el 30 de junio de 2006 y 10,5% y 15% para el año 2005 y 12,46% y 15,17% para el año 2004.

11. PROVISIÓN PARA IMPUESTOS

Grupo Fiscal Consolidado

De acuerdo con la legislación fiscal vigente, las Compañías integrantes del grupo consolidado presentan individualmente sus declaraciones de impuestos.

Ejercicios sujetos a inspección fiscal

Al 31 de diciembre de 2005, se encontraban sujetos a revisión por parte de las autoridades fiscales los últimos cuatro años, respecto de los principales impuestos que son de aplicación a las Compañías.

Al 31 de diciembre de 2005, la Compañía tenía incoadas actas de reparo por un importe total aproximado de Bs. 7.324 millones, fundamentalmente por concepto de impuesto sobre la renta, impuesto a los activos empresariales e impuesto al valor agregado. La Compañía ha presentado los oportunos recursos y apelaciones. La gerencia de la Compañía estima que los pasivos que se puedan derivar como resultado de las actas incoadas por la administración fiscal no tendrán un efecto significativo sobre los estados financieros consolidados adjuntos.

Debido a las posibles diferentes interpretaciones que pueden darse a las normas fiscales y los resultados de las inspecciones que en el futuro pudieran llevar a cabo las autoridades fiscales para los años sujetos a revisión, podrían originarse nuevos pasivos fiscales, cuyo importe no es posible cuantificar en la actualidad de una manera objetiva. No obstante, en opinión de la gerencia de la Compañía, la posibilidad de que se materialicen pasivos adicionales significativos por este concepto es remota.

Saldos mantenidos con la Administración Fiscal

Los saldos deudores y acreedores con la Administración Fiscal al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, son los siguientes (en miles de bolívares):

	2006	2005	2004
Cuentas por cobrar:			
Impuesto sobre la renta pagado en exceso	721.566	2.400.339	-
IVA – pagado en exceso	19.525.506	14.904.864	4.277.288
Crédito fiscal IVA – neto por compensar	1.285.501	1.492.571	-
	21.532.573	18.797.774	4.277.288
Cuentas por pagar:			
Impuesto sobre la renta por pagar	613.610	293.748	14.742.783
IVA de terceros retenido por pagar	1.009.814	918.252	740.529
	1.623.424	1.212.000	15.483.312

Con fechas 24 y 28 de noviembre de 2005, la Compañía introdujo ante la Administración Fiscal solicitud de compensación de tributos de IVA pagados en exceso, por Bs. 11.168 millones. De acuerdo con lo establecido en la normativa vigente, la Administración tiene un plazo máximo de 90 días hábiles para pronunciarse sobre tal solicitud. Ante el silencio administrativo por parte de la Administración, la Compañía podrá ejercer acciones ante otras instancias.

Impuesto sobre la renta

La provisión para impuesto sobre la renta al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, se detalla a continuación (en miles de bolívares):

	2006	2005	2004
Impuesto sobre la renta neta fiscal	2.485.887	8.820.272	20.223.124
Menos:			
Rebaja por inversiones en propiedades, planta y equipo y otros créditos	(211.661)	(1.341.708)	(366.847)
	2.274.226	7.478.564	19.856.277
Impuesto sobre la renta de ejercicio anterior	-	829.338	(592.097)
Total impuesto sobre la renta corriente	2.274.226	8.307.902	19.264.180
Impuesto sobre la renta diferido	(2.774.366)	(12.684.919)	(10.838.938)
	(500.140)	(4.377.017)	8.425.242

Durante los años terminados el 31 de diciembre de 2005 y 2004, la tasa efectiva del gasto de impuesto sobre la renta es menor que la tasa fiscal aplicable a la utilidad antes de

impuesto. La naturaleza de esta diferencia se debe a partidas permanentes relacionadas con la determinación de la renta fiscal, cuyos efectos sobre la tasa fiscal aplicable se resumen a continuación (en porcentajes sobre la utilidad antes de impuestos):

	2005		2004	
	Bs.	%	Bs.	%
Impuesto y tasa fiscal aplicable a la utilidad según libros	10.694.824	34	21.118.183	34
Diferencia de base en inventarios y activos fijos	4.961.660	16	8.259.300	13
Ajuste fiscal por inflación	(8.108.928)	(26)	(7.609.773)	(12)
Dividendos recibidos				
Ingresos del exterior				
Otros gastos no deducibles	4.383.932	14	2.028.287	3
Otros ingresos no gravables	(3.111.216)	(10)	(3.107.812)	(5)
Otros netos			(465.061)	(1)
	2005		2004	
	Bs.	%	Bs.	%
Efecto de rebaja por inversiones en propiedades, planta y equipos	(1.341.708)	(4)	(366.847)	(1)
Gasto de impuestos y tasa fiscal aplicable a la utilidad según libros	7.478.564	24	19.856.277	31

La legislación fiscal venezolana contempla anualmente el cálculo de un ajuste regular por inflación de las partidas no monetarias y patrimonio, el cual se incluye en la conciliación de la renta neta fiscal como una partida gravable o deducible según sea el caso. En cuanto a las propiedades, planta y equipos y otros activos similares, este ajuste regular por inflación es depreciado o amortizado en el resto de la vida útil fiscal de los activos respectivos. Para el caso de los inventarios, este ajuste es considerado en el costo de venta de los productos una vez consumidos o vendidos. El ajuste regular total del año es determinado mediante la suma algebraica del monto de los diferentes ajustes por inflación de cada partida no monetaria y del patrimonio.

De conformidad con la mencionada legislación, los contribuyentes sujetos al impuesto sobre la renta que celebren transacciones con partes vinculadas en el exterior, deben determinar sus ingresos por las exportaciones efectuadas, y sus costos por los bienes y servicios adquiridos de partes vinculadas en el extranjero, de acuerdo con alguno de los métodos establecidos en dicha legislación. La gerencia efectuó el estudio sobre precios de transferencia requerido para documentar las mencionadas transacciones, el cual no reflejó diferencias importantes en cuanto a los montos incluidos para la determinación de la renta

neta fiscal del año terminado el 31 de diciembre de 2004. La Compañía se encuentra en proceso de efectuar el estudio sobre precios de transferencia correspondiente al año 2005, requerido para documentar las mencionadas transacciones en el exterior. En opinión de la gerencia y de sus asesores, las diferencias en cuanto a los montos incluidos para la determinación de la renta neta fiscal del año terminado el 31 de diciembre de 2005, no serán significativas.

Así mismo, de conformidad con dicha legislación, la Compañía puede trasladar las pérdidas fiscales operativas, distintas a las originadas por el ajuste fiscal por inflación, hasta tres (3) años subsiguientes al ejercicio en que se incurran. El efecto fiscal deducible no compensado del ajuste fiscal por inflación, podrá ser trasladado hasta el año subsiguiente al ejercicio en que se incurra. Al 31 de diciembre de 2005, la Compañía a través de sus filiales Inmuebles 310350, C.A. y Transporte Alpes, S.A. incluyen pérdidas fiscales por inflación trasladables por Bs. 1.210,5 millones.

Según lo establecido en la legislación antes señalada, la Compañía puede trasladar las rebajas por nuevas inversiones en propiedades y equipos hasta tres (3) años subsiguientes al ejercicio en que se incurran.

Al 31 de diciembre de 2005 y 2004, la filial del exterior Vencaribbean Paper Products, Ltd. mantiene pérdidas fiscales trasladables por Bs. 9.476 millones y Bs. 4.245 millones, respectivamente, los cuales no tienen fecha de expiración.

La composición del efecto de las partidas consideradas para la determinación del impuesto sobre la renta diferido al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, se muestra a continuación (en miles de bolívares):

	2006	2005	2004
Pasivo por impuesto sobre la renta diferido			
Diferencias de base sobre propiedades, planta y equipo	71.642.726	74.491.457	84.325.609
Ingresos por arrendamientos sobre la base del efectivo	1.289.889	1.189.084	829.880
	72.932.615	75.680.541	85.155.489
Activo por impuesto sobre la renta diferido			
Diferencias de base sobre inventarios	13.006.390	12.316.343	9.244.579
Provisiones y apartados	5.395.146	5.231.073	4.643.953
Diferencias de base sobre inversiones	1.792.672	1.667.067	3.857.467
Pérdidas fiscales trasladables	918.187	1.836.373	94.886
Créditos fiscales trasladables	44.978	80.077	80.077
	21.157.373	21.130.933	17.920.962
Neto de impuesto diferido	51.775.242	54.549.608	67.234.527

12. CUENTAS POR PAGAR

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, las cuentas por pagar se componen de lo siguiente (en miles de bolívares):

	2006	2005	2004
Comerciales	54.105.761	53.780.859	27.667.140
Partes relacionadas (Nota 17)	7.000.919	8.585.122	5.215.910
Otros	4.848.679	2.229.675	1.024.093
IVA de terceros retenido por pagar	1.009.814	918.252	740.529
Gastos acumulados por pagar	8.306.523	7.284.469	8.466.995
	75.271.696	72.798.377	43.114.667

La cuenta de acreedores comerciales y otras cuentas a pagar incluye principalmente los importes pendientes de pago por compras comerciales y costos relacionados. El período de crédito promedio para las compras de importación oscila entre anticipos y 180 días y nacionales oscila entre anticipos y 65 días, respectivamente.

La Compañía mantiene contratos de licencias con distintos proveedores. Al 31 de diciembre de 2005 y 2004, la Compañía ha registrado en resultados por el uso de tales licencias Bs. 1.505 millones y Bs. 1.781 millones, respectivamente. Dichos contratos establecen, entre otras, las siguientes condiciones:

- El pago de un porcentaje de regalías sobre las ventas netas de los productos licenciados.
- Las deducciones permitidas para el cálculo de las regalías contemplan: las devoluciones en ventas de acuerdo al porcentaje de las ventas brutas establecidos en los contratos; y los impuestos sobre las ventas y los descuentos por volumen.
- En caso de retraso en la realización de los pagos, se deberá cancelar intereses a la tasa más alta permitida por ley.
- El licenciatario tendrá derecho a practicar auditorias de las regalías pagadas, y exigir el pago de los faltantes que encontrare producto de las mismas, más intereses a la máxima tasa permitida por ley. En caso de que de esas auditorias generen un faltante, el licenciado deberá reconocer los gastos de tal auditoria.

13. INGRESOS

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, los ingresos se componen de lo siguiente (en miles de bolívares):

	2006	2005	2004
Ventas de bienes	199.399.576	373.406.646	382.426.108
Ingresos por alquileres	1.120.527	845.910	231.000
Ingresos por servicios	800.807	807.724	495.824
	201.320.910	375.060.280	383.152.932

14. RESULTADOS DEL AÑO

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, los resultados del año de la Compañía incluyen los siguientes saldos deudores (en miles de bolívares):

	2006	2005	2004
Depreciación y amortización	11.610.807	22.299.074	21.584.495
Costo de inventario reconocido en resultados	80.684.911	169.488.295	160.785.492
Beneficios a empleados	26.227.306	42.954.679	32.284.867

15. INFORMACIÓN POR SEGMENTOS DE NEGOCIO

Criterios de segmentación
La información por segmentos se estructura en función de las distintas líneas de negocio de la Compañía.

Segmentos principales de negocio
Las líneas de negocio que se describen seguidamente se han establecido en función de la estructura organizativa de la Compañía en vigor al cierre al 30 de junio de 2006; teniendo en cuenta, por un lado, la naturaleza de los productos y servicios ofrecidos y, por otro, los segmentos de clientes a los que van dirigidos.

La compañía centró sus actividades en las siguientes grandes líneas de negocio:

Papel impresión, escritura y embalaje – La producción de este segmento de negocio está orientada básicamente hacia la manufactura de papel tipo Bond, Bristol, Register, MF y MG, entre otros. La comercialización se realiza en mayor medida bajo la forma de productos finales tales como bolsas, sacos, resmas, resmillas, cuadernos, sobres, y otros productos.

Papel tissue – La planta de papel tissue produce varios grados de este tipo de papel, los cuales son convertidos en productos finales tales como papel higiénico, toallas, servilletas y faciales, en los centros ubicados en Maracay, Venezuela y Trinidad & Tobago.

Servicios y alquileres – Este segmento de negocio está orientado básicamente al mantenimiento de activos destinados para el arrendamiento y servicios de vigilancia.

Corporativos – Los ingresos y gastos que no pueden ser atribuidos específicamente a ninguna línea de carácter operativo o que son el resultado de decisiones que afectan globalmente a la Compañía y, entre ellos, los gastos originados por proyectos y actividades que afectan a varias líneas de negocio y los ingresos de las participaciones estratégicas, se atribuyen a una "Unidad Corporativa", a la que, también, se asignan las partidas de conciliación que surgen al comparar el resultado de integrar los estados financieros de las distintas líneas de negocio con los estados financieros consolidados de la Compañía. Los

costos incurridos por la Unidad Corporativa se prorratean mediante un sistema de distribución interna de costos, entre las distintas líneas de negocio.

Segmento geográfico

Las actividades del grupo se ubican en el mercado venezolano, en Centroamérica y en el Caribe, sin embargo, esta segmentación no reviste importancia a nivel de los estados financieros consolidados dadas las magnitudes de los montos.

Bases y metodología de la información por segmentos de negocio

La información por segmentos que se expone seguidamente se basa en los informes mensuales elaborados por cada una de las divisiones y se genera sistemáticamente en forma mensual.

La estructura de esta información está diseñada como si cada línea de negocio se tratara de un negocio autónomo y dispusiera de recursos propios independientes, que se distribuyen en función del riesgo de los activos asignados a cada línea, conforme a un sistema interno de distribución porcentual de costos.

A continuación se presenta la información por segmentos de estas actividades, para el periodo de seis meses finalizado el 30 de junio de 2006 y los años terminados el 31 de diciembre 2005 y 2004 (en miles de bolívares):

2006	**Papel impresión, escritura y embalaje**	**Papel tissue**	**Servicios y alquileres**	**Eliminaciones**	**Total**
Estado de Resultados					
Ventas locales	97.434.563	93.708.312	1.921.334	-	193.064.209
Ventas de exportación	1.984.205	6.272.496	-	-	8.256.701
Ventas entre segmentos - local	-	-	4.789.490	(4.789.490)	-
Ventas entre segmentos - exportación	92.710	2.661.873	-	(2.754.583)	-
Total ingresos	99.511.478	102.642.681	6.710.824	(7.544.073)	201.320.910
Costos y gastos	93.001.777	91.492.544	6.157.589	(9.027.178)	181.624.732
Resultado de operación	6.509.701	11.150.137	553.235	1.483.105	19.696.178
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	126.773
Ingresos financieros	-	-	-	-	482.298
Gastos financieros y otros	-	-	-	-	(4.325.915)
Resultados antes de impuestos	-	-	-	-	15.979.334
Resultado después de impuestos	-	-	-	-	16.479.474
Depreciación	5.750.624	4.857.088	1.003.095	-	11.610.807
Inversiones de capital	1..357.348	30.745	-	-	1.388.093

2006	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminaciones	Total
Balance general					
Activo					
Activos por segmentos	245.984.746	248.611.676	37.486.343	(27.833.194)	504.249.571
Activos por segmentos corporativos	-	-	-	-	6.899.297
Participaciones en empresas asociadas	1.157.807	-	-	-	1.157.807
Activos corporativos no distribuidos	-	-	-	-	87.492.847
Activo total consolidado					599.799.522
Pasivo					
Pasivos por segmentos	43.528.038	10.390.246	146.574	(27.833.194)	26.231.664
Pasivos por segmentos corporativos	-	-	-	-	9.159.129
Pasivos corporativos no distribuidos	-	-	-		152.111.668
Pasivo total consolidado					187.502.461

Diciembre 2005					
Estado de Resultados					
Ventas locales	192.580.704	156.416.297	1.653.634	-	350.650.635
Ventas de exportación	14.247.896	10.161.749	-	-	24.409.645
Ventas entre segmentos - local	-	-	8.226.918	(8.226.918)	-
Ventas entre segmentos - exportación	40.707	5.327.337	-	(5.368.044)	-
Total ingresos	206.869.307	171.905.383	9.880.552	(13.594.962)	375.060.280
Costos y gastos	173.194.361	163.666.603	10.424.202	(12.916.127)	334.369.039
Resultado de operación	33.674.946	8.238.780	(543.650)	(678.835)	40.691.241
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	(919.621)
Ingresos financieros	-	-	-	-	678.654
Gastos financieros y otros	-	-	-	-	(8.989.028)
Resultados antes de impuestos	-	-	-	-	31.461.246
Resultado después de impuestos	-	-	-	-	35.838.263
Depreciación	9.253.411	9.075.817	3.969.846	-	22.299.074
Inversiones de capital	3.482.764	5.970.150	1.405	-	9.454.319
Balance general					
Activo					
Activos por segmentos	260.684.025	250.978.288	42.728.449	(10.068.085)	544.322.677
Activos por segmentos corporativos	-	-	-	-	7.657.232
Participaciones en empresas asociadas	1.040.295	-	-	-	1.040.295
Activos corporativos no distribuidos	-	-	-	-	63.329.500
Activo total consolidado					616.349.704
Pasivo					
Pasivos por segmentos	37.679.175	34.496.330	6.350.101	(20.623.668)	57.901.938
Pasivos por segmentos corporativos	-	-	-	-	187.356
Pasivos corporativos no distribuidos	-	-	-	-	135.694.351
Pasivo total consolidado					193.783.645

Diciembre 2004					
Estado de Resultados					
Ventas locales	229.398.076	124.997.520	726.824	-	355.122.420
Ventas de exportación	15.993.564	12.036.948	-	-	28.030.512
Ventas entre segmentos - local	-	-	6.041.004	(6.041.004)	-
Ventas entre segmentos - exportación	345.599	2.392.249	-	(2.737.848)	-
Total ingresos	245.737.239	139.426.717	6.767.828	(8.778.852)	383.152.932
Costos y gastos	180.224.101	130.066.754	8.584.560	(8.471.081)	310.404.334
Resultado de operación	65.513.138	9.359.963	(1.816.732)	(307.771)	72.748.598
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	(369.267)
Ingresos financieros	-	-	-	-	445.324
Gastos financieros y otros	-	-	-	-	(10.712.351)
Resultados antes de impuestos	-	-	-	-	62.112.304
Resultado después de impuestos	-	-	-	-	53.867.062
Depreciación	10.605.028	8.617.980	2.361.487	-	21.584.495
Inversiones de capital	970.397	11.855.044	45	-	12.825.486
Balance general					
Activo					
Activos por segmentos	261.448.840	254.946.852	41.874.871	(17.722.787)	540.547.776
Activos por segmentos corporativos	-	-	-	-	8.443.393
Participaciones en empresas asociadas	1.847.041	-	-	-	1.847.041
Activos corporativos no distribuidos	-	-	-	-	36.003.159
Activo total consolidado					586.841.369
Pasivo					
Pasivos por segmentos	18.068.520	26.457.136	6.662.035	(22.955.877)	28.231.814
Pasivos por segmentos corporativos	-	-	-	-	10.235.333
Pasivos corporativos no distribuidos	-	-	-	-	114.788.199
Pasivo total consolidado					153.255.346

16. ARRENDAMIENTOS OPERATIVOS

La Compañía como arrendador

Los ingresos procedentes de arrendamientos de inmuebles ascendieron a Bs. 1.121 millones para el período de seis meses terminado el 30 de junio de 2006 (Bs. 846 millones de bolívares en diciembre de 2005 y Bs. 231 millones en diciembre de 2004).

Los inmuebles que se encuentran bajo arrendamientos operativos están sujetos a compromisos de arrendamiento que van de uno (1) a dos (2) años, y los incrementos de precios se rigen por el Índice de Precios al Consumidor de Área Metropolitana de Caracas (IPC); la gerencia de la Compañía estima que los contratos vigentes al 31 de diciembre de 2005 serán renovados automáticamente.

Al 31 de diciembre, la Compañía ha contratado con los arrendatarios las siguientes cuotas de arrendamiento mínimas (en miles de bolívares):

	2005	2004
Menos de un año	2.139.036	845.910
Hasta dos años	4.278.074	1.691.819
	6.417.110	2.537.729

En los meses de diciembre de 2005 y enero de 2006, la Compañía celebró contratos de arrendamientos por otros bienes inmuebles poseídos, los cuales se encontraban fuera de uso en el año 2005 (véase Nota 2).

La Compañía como arrendatario

La Compañía tiene contratos de arrendamientos de bienes muebles que se utilizan en la operación; sin embargo, los mismos no revisten importancia para los estados financieros consolidados.

17. TRANSACCIONES Y SALDOS CON PARTES RELACIONADAS

La Compañía y sus filiales tienen saldos y efectúan transacciones importantes con empresas relacionadas; debido a estas relaciones, es posible que los términos acordados entre las partes no fueran los mismos a aquellos que pudieran resultar de transacciones con empresas no relacionadas entre sí.

Durante los años 2005 y 2004, la Compañía y sus filiales realizaron las siguientes transacciones significativas con partes relacionadas, en el curso normal de sus operaciones (en miles de bolívares):

	2005	2004
Ventas de inventarios	9.332.460	7.618.484
Compras de inventarios	9.172.106	16.785.609
Compras de energía eléctrica	17.426.164	14.029.667
Servicios administrativos	25.340	24.320

Producto de estas transacciones, y otras de menor importancia, se generaron los siguientes saldos por cobrar y por pagar (en miles de bolívares):

	2005	2005	2004
Cuentas por cobrar:			
MANPA Centroamérica, C.A. (negocio conjunto)	1.889.028	7.011.952	6.499.132
Simco Recycling, Inc. (negocio conjunto)	4.858.011	4.816.468	3.884.667
Agroindustrial Mandioca, C.A. (empresa asociada)	268.253	342.150	380.327
Corporación Industrial de Energía, C.A. S.A.C.A.	225.907	203.848	150.409
Turboven Maracay Company Inc. Sucursal *	32.674	31.117	31.117
Agropecuaria Mandioca, C.A. (empresa asociada)	1.040	1.040	1.039
Turbogeneradores Maracay, C.A. *	19.607	6.921	-
	7.294.520	12.413.496	10.946.691
Cuentas por pagar:			
Simco Recycling, Inc. (negocio conjunto)	3.306.448	4.290.388	2.629.056
Turbogeneradores Maracay, C.A. *	-	3.411.542	2.459.717
MANPA Centroamérica, C.A. (negocio conjunto)	3.558.009	763.250	-
Turboven Maracay Company Inc. *	101.746	100.160	100.160
Turboven Cagua Company Inc. *	19.782	19.782	19.782
Agroindustrial Mandioca, C.A. (empresa asociada)	14.934	-	7.195
	7.000.919	8.585.122	5.215.910

* Estas compañías son filiales de Corporación Industrial de Energía, C.A. S.A.C.A.

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, la Compañía no ha creado provisión alguna para insolvencias en relación con los montos por cobrar a compañías relacionadas, por considerar que no hay dudas sobre la recuperación de los mismos.

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, la Compañía no ha otorgado garantías a entidades financieras por cuenta de las compañías relacionadas.

18. RETRIBUCIONES A LA JUNTA DIRECTIVA Y ADMINISTRADORES

Junta Directiva

La Cláusula Nº 14 de los Estatutos de la Compañía establece que los miembros de la Junta Directiva percibirán por concepto de participación en el beneficio del ejercicio de la sociedad, el 1% de la utilidad. El importe pagado en el año 2005 a la Junta Directiva por este concepto ascendió a Bs. 469,7 millones (Bs. 226,4 millones en el año 2004).

Adicionalmente, la Cláusula Nº 9 de los Estatutos de la Compañía establece que los miembros de la Junta Directiva percibirán por su asistencia a la Junta Directiva una dieta de 200 unidades tributarias El valor de las unidades tributarias vigentes durante los años terminados al 31 de diciembre de 2005 y 2004 fue de Bs. 29.400 y Bs. 24.700 en el 2005, y Bs. 24.700 Bs. 19.400 en el 2004, respectivamente. El importe pagado por este concepto al 31 de diciembre de 2005 fue de Bs. 1.058,4millones(Bs. 829,9 millones en el año 2004).

Retribuciones salariales

Las retribuciones por concepto de sueldos, otros beneficios al personal y honorarios profesionales percibidas en el año 2005 por las 41 personas de la Compañía con responsabilidad ejecutiva (administradores) ascendieron a unos Bs. 5.349,7 millones (unos Bs. 4.458,1 millones en el año 2004 por 40 personas).

Compromisos por seguros y otros conceptos

Las retribuciones post-empleo, algunos de los actuales y anteriores administradores de la Compañía son beneficiarios o tomadores de seguros cuyo costo corre a cargo de la Compañía. El importe cargado a resultados por este concepto en el año 2005 ascendió a Bs. 42,3 millones, aproximadamente (Bs. 34,9 millones en el año 2004).

Al 31 de diciembre, las retribuciones a la Junta Directiva y administradores están compuestas como sigue:

	2005	**2004**
Retribuciones a corto plazo a administradores	4.814.730	4.012.275
Prestaciones post empleo	534.970	445.808
Retribuciones a la Junta Directiva	1.528.183	1.056.348

19. GERENCIA DE RIESGO

Riesgos de interés, tipo de cambio y precios

La Compañía está expuesta continuamente a riesgos de crédito, de tipo de cambio, de tasas de interés y de fluctuaciones de precios, sin embargo, la gerencia permanentemente

monitorea dichos riesgos e implementa los procedimientos operativos y financieros necesarios para minimizar los mismos.

La mayor parte de las ventas de la Compañía están dirigidas hacia el mercado local, mientras que parte de los costos están denominados en dólares, por lo que las variaciones entre la tasa de inflación local y la tasa de devaluación pueden tener incidencia en los márgenes operativos.

El riesgo de tasa de interés es manejado a través de una política de endeudamiento conservadora. Actualmente la *gerencia* no prevé ningún cambio significativo en su exposición a cambios en las tasas de interés o en la estrategia actual para el manejo de dicho riesgo.

La Compañía está sujeta a riesgos en precios de la principal materia prima, y entre ellos el más significativo es el precio de la pulpa. Los precios de venta de productos de papel están influenciados en parte por el precio de mercado de la pulpa, el cual está determinado por la oferta y la demanda en la industria. Específicamente los incrementos en el precio de la pulpa podrían afectar negativamente las ganancias si los precios de venta no pueden ser ajustados. Los instrumentos derivados no han sido utilizados para manejar estos riesgos.

Durante el período de seis meses terminado el 30 de junio de 2006, la Compañía no realizó operaciones de cobertura (hedging) y no ha identificado instrumentos que puedan calificarse como derivados.

Riesgos de crédito

Los *instrumentos* financieros que someten parcialmente a la Compañía a concentraciones de riesgo de crédito consisten principalmente en inversiones temporales en efectivo y cuentas por cobrar comerciales. La Compañía coloca sus inversiones temporales en distintas instituciones financieras y por política limita el monto de riesgo de crédito. Las concentraciones de riesgo de crédito con respecto a cuentas por cobrar comerciales son limitadas debido al gran número de clientes que posee la Compañía. Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004 la Compañía no posee concentraciones significativas de riesgos de crédito distintas a las anteriormente señaladas.

Control de precios

Con fecha 6 de febrero de 2003, el Ejecutivo Nacional decretó control de precios sobre bienes y servicios de primera necesidad, entre los cuales se incluyen ciertos productos elaborados por la Compañía.

20. ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

A partir de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela han celebrado diversos Convenios Cambiarios, en los cuales se establecen el Régimen para la Administración de Divisas, y el tipo de cambio que regirá las operaciones establecidas en dichos convenios. A partir de esa fecha, la Comisión de Administración de Divisas (CADIVI), se encarga de la coordinación, administración, control y establecimiento de requisitos, procedimientos y restricciones que requiera la ejecución de dichos convenios. Hasta la fecha, CADIVI ha emitido varias normativas relacionadas con los registros, lineamientos, requisitos y condiciones relativas al régimen de administración de divisas.

La Compañía ha venido efectuando los trámites necesarios para acceder a las divisas destinadas al pago de sus obligaciones en moneda extranjera derivadas de importaciones de bienes y servicios y dividendos. La obtención de las divisas necesarias para las operaciones en moneda extranjera que efectúa la Compañía en el curso normal de sus operaciones dependerá: (1) de la aprobación de los registros y solicitudes efectuadas ante las instituciones respectivas; (2) de la disponibilidad de divisas que se establecerá en la aplicación de la Normativa antes indicada; y (3) de las acciones de la Compañía para obtener acceso a aquellas divisas necesarias no solicitadas ante las instituciones respectivas, o de aquellas cuyas solicitudes sean rechazadas por dichas instituciones.

A continuación se describen los activos y pasivos monetarios en moneda extranjera al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, registrados en bolívares a la tasa de cambio oficial de Bs. 2.150,00 y Bs. 1.920,00 por US$ 1,00, respectivamente, (en miles de dólares estadounidenses):

	2006	2005	2004
		(En miles de US$)	
Activo:			
Efectivo e inversiones temporales	7.498	5.701	10.491
Inversiones disponibles para la venta	352	4.035	345
Cuentas por cobrar comerciales	1.751	1.325	8.937
Cuentas por cobrar a compañías relacionadas	3.229	5.600	5.482
Depósitos dados en garantía	3.500	3.500	1.320
Anticipos a proveedores y deudores diversos	799	1.372	1.556
	17.129	21.533	28.131
		(En miles de US$)	
Pasivo:			
Documentos por pagar	-	-	1.295
Cuentas por pagar comerciales	19.703	19.576	11.027
Cuentas por pagar a compañías relacionadas	1.538	2.350	1.369
Gastos acumulados por pagar y otras	742	1.270	1.736
	21.983	23.196	15.427

21. COMPROMISOS Y CONTINGENCIAS

Fianzas y garantías otorgadas

Para garantizar obligaciones, la Compañía al 31 de diciembre de 2005 ha otorgado fianzas de instituciones bancarias por un monto de Bs. 26 millones. Asimismo, la Compañía ha otorgado fianzas a favor de la Comisión de Administración de Divisas (CADIVI) por un monto de US$ 290 mil.

En virtud del contrato de venta de los activos relacionados con los proyectos forestales, una filial se constituyó en fiadora solidaria y principal pagadora de la Compañía frente al comprador para garantizarle a este último todas y cada una de las obligaciones asumidas por la Compañía. A la fecha, dicha fianza asciende a la cantidad US$ 350 mil venciéndose al 30 de abril de 2006, actualmente en proceso de liberación. A efectos de garantizar la fianza antes señalada, la filial constituyó una hipoteca de primer grado a favor del comprador por US$ 446 mil, sobre inmuebles de su propiedad constituidos por las plantas 4 y 5 de la Torre Country Club; así mismo se ha convenido que en el caso de venta de los inmuebles gravados, esta garantía será sustituida por una garantía sobre títulos valores cotizados en la Bolsa de Valores de Caracas.

Cartas de crédito abiertas

La Compañía ha solicitado la apertura de cartas de crédito con instituciones financieras para la adquisición de materias primas y suministros. Al 31 de diciembre de 2005, las cartas de crédito abiertas por estos conceptos alcanzan US$ 13,17 millones. (Bs. 28.324 millones).

Contingencias

Al 31 de diciembre de 2005 cursan por ante los tribunales del país ciertas demandas civiles y laborales en contra de la Compañía, por Bs. 1.408 millones aproximadamente, y para los cuales se han efectuado los escritos de descargo correspondientes. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar estas demandas, y estiman que la resolución final de las mismas no tendrá efectos importantes sobre los estados financieros consolidados.

Al 31 de diciembre de 2005 y 2004, se encuentran en espera de decisión ante el Tribunal Supremo de Justicia los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 567 mil introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas). La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

Con fecha 26 de agosto de 2003, la Compañía fue notificada de un procedimiento administrativo por parte de la Dirección de Inspección y Fiscalización del Ministerio de Finanzas, por incumplimiento en la entrega de los comprobantes de venta de divisas al Banco Central de Venezuela por las exportaciones realizadas durante la vigencia del control de cambio (años 1994 a 1996), por un monto de US$ 5.321.716, correspondiente al 90% del valor FOB de las declaraciones de aduana. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

3.3 Estados Financieros Consolidados Auditados por Contadores Públicos Independientes al 31 de Diciembre de 2005 y 2004.

Deloitte.

Lara Marambio & Asociados
Torre Venezuela, Piso 3, Oficinas 3A y D,
Avda. Bolívar Norte, Urb. La Alegría,
Apartado 3647, Valencia 2002
Estado Carabobo – Venezuela

Tel: (58-41) 824 27 90
824 26 57
Fax: (58-41) 823 41 19
www.deloitte.com/ve

DICTAMEN DE LOS CONTADORES PÚBLICOS INDEPENDIENTES

A la Junta Directiva de
Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Hemos efectuado las auditorias de los balances generales consolidados de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2005 y 2004, y de los estados conexos consolidados de resultados y de movimiento en las cuentas de patrimonio y de flujos de efectivo por los años terminados en esas fechas, en bolívares y según Normas Internacionales de Información Financiera (NIIF). Estos estados financieros consolidados fueron preparados por, y son responsabilidad de, la gerencia de la Compañía. Nuestra responsabilidad es expresar una opinión sobre esos estados financieros con base en nuestras auditorias.

Efectuamos nuestras auditorias de acuerdo con las normas de auditoria de aceptación general en Venezuela. Esas normas requieren que planifiquemos y realicemos la auditoria para obtener una seguridad razonable sobre si los estados financieros están exentos de errores significativos. Una auditoria incluye el examen, basado en pruebas selectivas, de evidencia que respalda los montos y revelaciones en los estados financieros. También, una auditoria incluye la evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la gerencia, así como la evaluación de la completa presentación de los estados financieros. Consideramos que nuestras auditorias proporcionan una base razonable para sustentar nuestra opinión.

En nuestra opinión, los estados financieros consolidados antes mencionados presentan razonablemente, en todos sus aspectos substanciales, la situación financiera de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2005 y 2004, y los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas, de conformidad con las Normas Internacionales de Información Financiera (NIIF).

Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión Nº 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de sus estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las Resoluciones Nº 157-2004 y 177- 2005, emitidas por la Comisión Nacional de Valores (CNV). Conforme con lo exigido en la NIIF 1, los estados financieros consolidados y sus notas explicativas del año 2004, previamente reportados en nuestro informe de fecha 14 de febrero de 2005, fueron reestructurados para adecuarlos a la misma base utilizada para reportar el año 2005.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo
Contador Público
CPC Nº 10.171
CNV Nº S–796

Venezuela, 24 de febrero de 2006

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS
31 DE DICIEMBRE DE 2005 Y 31 DE DICIEMBRE DE 2004
(Expresados en miles de bolívares)

	NOTAS	2005	2004
ACTIVO			
ACTIVO NO CORRIENTE:			
Propiedades, planta y equipo - neto	2	432.900.402	444.876.361
Participaciones en asociadas y negocios conjuntos	3	1.040.295	1.847.041
Total activo no corriente		433.940.697	446.723.402
ACTIVO CORRIENTE:			
Gastos pagados por anticipado		1.111.934	698.345
Inventarios	4	57.511.130	32.771.083
Anticipos a proveedores		3.520.063	3.852.252
Efectos y cuentas por cobrar - neto	5	95.337.271	79.397.112
Inversiones disponibles para la venta	6	8.816.776	899.770
Efectivo y equivalentes de efectivo	7	16.111.833	22.499.405
Total activo corriente		182.409.007	140.117.967
TOTAL		616.349.704	586.841.369
PATRIMONIO Y PASIVO			
PATRIMONIO:	8 y 9		
Capital social		69.632.690	69.632.690
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior		206.308	28.224
Utilidades retenidas:			
Reserva legal		6.963.269	6.963.269
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias		119.593.551	119.593.551
No distribuidas		227.169.429	237.211.354
Resultado no realizado en inversiones	6	(999.188)	156.935
Total patrimonio		422.566.059	433.586.023
PASIVO NO CORRIENTE:			
Apartado para prestaciones de antigüedad, neto de anticipos a largo plazo		3.572.106	2.487.419
Impuesto sobre la renta diferido	11	54.549.608	67.234.527
Total pasivo no corriente		58.121.714	69.721.946
PASIVO CORRIENTE:			
Apartado para prestaciones de antigüedad, neto de anticipos a corto plazo		3.869.781	2.694.704
Documentos por pagar	10	-	2.486.040
Papeles comerciales	10	2.946.531	2.890.210
Préstamos a corto plazo	10	47.019.985	13.459.268
Dividendos por pagar	8	8.733.509	4.145.728
Impuesto sobre la renta por pagar	11	293.748	14.742.783
Cuentas por pagar	12	72.798.377	43.114.667
Total pasivo corriente		135.661.931	83.533.400
Total pasivo		193.783.645	153.255.346
TOTAL		616.349.704	586.841.369

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2005 Y 2004
(Expresados en miles de bolívares)

	NOTAS	2005	2004
Ingresos por ventas	13	375.060.280	383.152.932
Costo de ventas	14	284.444.405	270.855.826
Utilidad bruta		90.615.875	112.297.106
Costos y gastos:			
Gastos de ventas	14	30.939.453	22.282.173
Gastos generales y administrativos	14 y 18	18.985.181	17.608.086
Utilidad en venta de activos		-	(341.751)
		49.924.634	39.548.508
Utilidad en operaciones		40.691.241	72.748.598
Participación en resultados de negocios conjuntos	3	(919.621)	(369.267)
Costos financieros		(4.664.484)	(3.013.243)
Ingresos financieros		678.654	445.324
Diferencias en cambio - neto	20	3.565.400	2.954.693
Pérdida en operaciones de permuta con títulos valores		(3.671.665)	(7.411.275)
Otros ingresos (egresos):			
Provisión para inversiones		-	366.311
Pérdida neta en contrato de cobertura en moneda extranjera		-	(417.348)
Comisiones ADR		(505.370)	(646.810)
Impuesto al débito bancario		(3.089.757)	(3.105.931)
Otros - neto		(623.152)	561.252
		(9.229.995)	(10.636.294)
Utilidad antes de impuestos		31.461.246	62.112.304
Impuesto sobre la renta	11	4.377.017	(8.425.242)
Utilidad neta		35.838.263	53.687.062
Utilidad neta por acción:			
Básica	1	15,62	23,40
Diluida	1	15,62	23,40

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS DE MOVIMIENTO CONSOLIDADOS EN LAS CUENTAS DE PATRIMONIO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2005 Y 2004
(Expresados en miles de bolívares)

	Capital social	Resultado acumulado por traducción de filial y negocios conjuntos	Utilidades retenidas: Reserva legal	Utilidades retenidas: Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias	Utilidades retenidas: No distribuidas	Resultado no realizado en inversiones	*Total* patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2003	69.632.690	-	6.963.269	119.593.551	208.758.395	-	404.947.905
Valor razonable de inversiones disponibles para la venta	-	-	-	-	-	156.935	156.935
Resultado por traducción	-	28.224	-	-	-	-	28.224
Pérdida reconocida directamente en el patrimonio	-	28.224	-	-	-	156.935	185.159
Utilidad neta del año	-	-	-	-	53.687.062	-	53.687.062
Total utilidades y pérdidas reconocidas en el año	-	28.224	-	-	53.687.062	156.935	53.872.221
Dividendos decretados	-	-	-	-	(25.234.103)	-	(25.234.103)
SALDOS AL 31 DE DICIEMBRE DE 2004	69.632.690	28.224	6.963.269	119.593.551	237.211.354	156.935	433.586.023
Valor razonable de inversiones disponibles para la venta	-	-	-	-	-	(1.156.123)	(1.156.123)
Resultado por traducción	-	178.084	-	-	-	-	178.084
Pérdida reconocida directamente en el patrimonio	-	178.084	-	-	-	(1.156.123)	(978.039)
Utilidad neta del año	-	-	-	-	35.838.263	-	35.838.263
Total utilidades y pérdidas reconocidas en el año	-	178.084	-	-	35.838.263	(1.156.123)	34.860.224
Dividendos decretados	-	-	-	-	(45.880.188)	-	(45.880.188)
SALDOS AL 31 DE DICIEMBRE DE 2005	69.632.690	206.308	6.963.269	119.593.551	227.169.429	(999.188)	422.566.059

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2005 Y 2004
(Expresados en miles de bolívares)

	NOTAS	2005	2004
ACTIVIDADES OPERACIONALES:			
Utilidad neta		35.838.263	53.687.062
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:			
Diferencias en cambio - neto	20	(3.565.400)	(2.954.693)
Participación en resultados de negocios conjuntos		919.621	369.267
Impuesto sobre la renta diferido	11	(12.684.919)	(10.838.938)
Provisión para impuestos	11	8.307.902	19.264.180
Resultado no realizado en inversiones		(1.156.123)	156.935
Resultado por traducción de filial y negocios conjuntos		(803.587)	(1.876.643)
Resultado en venta de propiedades, planta y equipo	2	-	341.751
Costos financieros		4.664.484	3.013.243
Ingresos financieros		(678.654)	(445.324)
Depreciación	2	22.299.074	21.584.495
Flujos de efectivo operativos antes de los movimientos de capital de trabajo		53.140.661	82.301.335
Cambios en activos y pasivos operacionales:			
Disminución (aumento) en:			
Efectos y cuentas por cobrar		(12.204.966)	(23.103.766)
Anticipos a proveedores		1.873.901	(600.012)
Inventarios		(24.740.047)	6.146.674
Gastos pagados por anticipado		(413.589)	108.981
Aumento (disminución) en:			
Cuentas por pagar		26.397.944	(8.106.374)
Apartado para prestaciones por antigüedad, neto de pagos		2.259.764	696.779
Intereses pagados		(3.246.770)	(2.751.837)
Intereses cobrados		678.654	445.324
Impuestos pagados		(22.756.937)	(11.182.257)
Efectivo neto provisto por las actividades operacionales		20.988.615	43.954.847
ACTIVIDADES DE INVERSIÓN:			
Aumento en inversiones disponibles para la venta	6	(7.917.006)	(791.970)
Adquisición de propiedades, planta y equipo	2	(9.454.319)	(12.825.486)
Efectivo neto usado por las actividades de inversión		(17.371.325)	(13.617.456)
ACTIVIDADES DE FINANCIAMIENTO:			
Aumento en préstamos a corto plazo	10	32.143.003	2.518.700
Importe de la emisión de papeles comerciales	10	8.808.700	11.937.900
Amortización de papeles comerciales	10	(8.752.379)	(14.475.232)
(Disminución) aumento en documentos por pagar	10	(2.486.040)	1.263.309
Dividendos en efectivo	8	(41.292.407)	(26.267.362)
Efectivo neto usado por las actividades de financiamiento		(11.579.123)	(25.022.685)
(DISMINUCIÓN) AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO		(7.961.833)	5.314.706
EFECTO DE DEVALUACIÓN EN EL EFECTIVO Y EQUIVALENTES DE EFECTIV	7	1.574.261	3.418.780
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO	7	22.499.405	13.765.919
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO		16.111.833	22.499.405

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C. A. (MANPA) S. A. C. A. Y FILIALES

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2005 y 2004 (En miles de bolívares)

1. ORGANIZACIÓN Y POLÍTICAS CONTABLES SIGNIFICATIVAS

Organización – La sociedad dominante Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es una sociedad constituida en la República Bolivariana de Venezuela de conformidad con el Código de Comercio Venezolano y la Ley de Mercado de Capitales, siendo su objeto social producir y comercializar papel en todas sus formas.

Adopción de las Normas Internacionales de Información Financiera (NIIF) – Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión Nº 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones Nº 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

Los estados financieros consolidados adjuntos han sido preparados sobre la base de las Normas Internacionales de Información Financiera (NIIF) que incluye las Normas Internacionales de Información Financiera (NIIF), Normas Internacionales de Contabilidad (NIC), Interpretaciones del Comité Permanente de Interpretación (SIC) y del Comité de Interpretación de las Normas Internacionales de Información Financiera (IFRIC), emitidas por el Consejo de Normas Internacionales de Contabilidad (IASB) que son efectivas para los ejercicios que comenzaron el 01 de enero de 2005.

Esta normativa supone, con respecto a la que se encontraba en vigor al tiempo de formularse los estados financieros consolidados de la Compañía del año 2004, entre otras cosas, lo siguiente:

- importantes cambios en las políticas contables, criterios de valoración y forma de presentación de los estados financieros que forman parte de los estados financieros consolidados anuales, y
- un incremento significativo en la información facilitada en la memoria de los estados financieros anuales consolidados.

En la Nota 22 se muestra la conciliación exigida por la NIIF 1 entre los estados financieros consolidados del año terminado el 31 de diciembre de 2004 y que, por tanto, figuran en los estados financieros consolidados de la Compañía correspondientes a ese ejercicio, y los estados financieros consolidados determinados de acuerdo con la nueva normativa.
Se consideró como fecha de transición el 01 de enero de 2004, para efectos de la preparación del primer juego de los estados financieros al 31 de diciembre de 2005 bajo NIIF. Conforme con lo exigido en la NIIF 1, la información contenida en los estados financieros consolidados y notas explicativas referidas al año 2004 se presenta, a efectos comparativos, con la información similar relativa al año 2005.

A la fecha de emisión de estos estados financieros consolidados, las siguientes normas e interpretaciones fueron emitidas pero serán efectivas a partir del 1 de enero de 2006:

- NIIF 7 – Instrumentos financieros - información a revelar.
- IFRIC 4 – Determinación de si un contrato contiene un arrendamiento.
- Revisión de la NIC 1 – Presentación de los estados financieros - información a revelar sobre el capital.
- Revisión de la NIC 39 – Instrumentos financieros - reconocimiento y valoración.

La gerencia de la Compañía está en proceso de evaluar los impactos de las normas anteriores sobre los estados financieros consolidados adjuntos.

Aprobación de los estados financieros consolidados – Los estados financieros consolidados correspondientes al año terminado el 31 de diciembre de 2004, preparados de conformidad con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores, fueron aprobados por la Asamblea de Accionistas el 17 de marzo de 2005. Los estados financieros consolidados

correspondientes al año terminado el 31 de diciembre de 2005, se encuentran pendientes de aprobación. No obstante, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. entiende que los mismos serán aprobados sin cambios significativos.

Políticas contables significativas – Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. ***Responsabilidad de la información y estimaciones realizadas*** – La información contenida en estos estados financieros consolidados es responsabilidad de la Junta Directiva y Gerencia de la Compañía. Para la elaboración de los mismos, se han utilizado ciertas estimaciones realizadas para cuantificar algunos de los activos, pasivos, ingresos, gastos y compromisos que figuran registrados en ellos. Básicamente, estas estimaciones se refieren a:

- Las pérdidas por deterioro de determinados activos (Notas 3, 4, 5 y 6),
- La vida útil de las propiedades, planta y equipo (Notas 2),
- La valoración del fondo de comercio (Nota 3),
- Los valores razonables de los activos y pasivos financieros (Notas 5, 10 y 12),
- Acumulaciones estimadas por pagar (Nota 12),
- Probabilidad de las contingencias (Notas 11 y 21),
- Control de cambio y su impacto sobre los activos, pasivos, obligaciones en moneda extranjera y dividendos a los accionistas (Nota 20),
- Control de precios sobre ciertos productos comercializados por la Compañía (Nota 19).

A pesar de que estas estimaciones se realizaron en función de la mejor información disponible al 31 de diciembre de 2005 sobre los hechos analizados, es posible que acontecimientos que puedan tener lugar en el futuro obliguen a modificarlas en próximos ejercicios; lo que se haría, conforme a lo establecido en la NIC 8, de forma prospectiva reconociendo los efectos del cambio de estimación en las correspondientes cuentas de resultados consolidadas.

b. ***Consolidación*** – Los estados financieros consolidados adjuntos incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago), Valores y Acciones 1003, C.A. y sus Filiales: Inmuebles 310350, C.A. y Seguridad Industrial y Forestal, C.A. (Seinforca) (domiciliadas en Venezuela), y Transporte Alpes, C.A. (domiciliada en Venezuela). Las compañías Manufacturas de Papel de Centroamérica, C.A. (domiciliada en Costa Rica) y Simco Recycling, Inc. (domiciliada en Estados Unidos de Norteamérica), ambas poseídas en un 50%, fueron consideradas negocios conjuntos de acuerdo con la NIC 31, y se registraron a través del método de participación.

Todas las transacciones significativas entre compañías han sido eliminadas en la consolidación.

c. ***Efectos de la inflación*** – La moneda funcional de la Compañía es el bolívar. Una vez revisada la NIC 29 "Información Financiera en Economías Hiperinflacionarias" y otras literaturas consultadas, y hechos los análisis de la inflación acumulada a la fecha de la transición y periodos posteriores, la Compañía determinó que la economía venezolana dejó de ser hiperinflacionaria a partir del 01 de enero de 2002.

Producto de lo anterior, algunos montos de activos y pasivos no monetarios, al 31 de diciembre de 2001, en moneda constante a esa fecha, fueron considerados como la nueva base contable de estas partidas.

d. ***Traducción de los estados financieros de la filial y negocios conjuntos en el exterior.*** – La Compañía determinó la moneda funcional de las filiales del exterior, de acuerdo con la NIC 21"Efecto de las Variaciones en los Tipos de Cambios de la Moneda Extranjera". En consecuencia, para su incorporación en la información financiera adjunta, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias y no monetarias del balance general a la tasa de cambio corriente, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente.

Los efectos de incluir los estados financieros de las filiales traducidos a bolívares mediante esta metodología, se muestran en el patrimonio como Resultado acumulado por traducción de filial y negocios conjuntos.

e. ***Participación en asociadas*** – Una empresa asociada es aquella en la que la Compañía tiene capacidad para ejercer una influencia significativa; sin control ni control conjunto mediante su participación en las decisiones y políticas operativas de la empresa asociada. Habitualmente, esta capacidad se manifiesta en una participación (directa o indirecta) igual o superior al 20% de los derechos de voto de la entidad participada.

Excepcionalmente, las siguientes entidades, de las que se posee un 20 % o más de sus derechos de voto no se consideraron entidades asociadas al Grupo:

Entidad	% de derechos a voto	Razón por la que no se considera Asociada
Agroindustrial Mandioca, C.A.	20	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Corporación Forestal Orinoco, C.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Fibras Secundarias, S.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Central Cariaco	25,62	La Compañía no posee influencia significativa sobre las operaciones de la asociada.

La Compañía ha creado una provisión por deterioro igual al valor en libros de la inversión. La Compañía no tiene obligación alguna de respaldar financieramente tales entidades.

Participación en negocios conjuntos – Un negocio conjunto consiste en un convenio contractual en el que la Compañía y otras partes emprenden una actividad económica sujeta a control conjunto. Los acuerdos de negocios conjuntos que involucren el establecimiento de una entidad aparte, en la que cada participante posea

intereses, se identifican como entidades controladas conjuntamente. Las ganancias y pérdidas se eliminan conforme a la participación de la Compañía en el negocio conjunto, con excepción de aquellos casos en los que las pérdidas no realizadas proporcionen evidencia de algún deterioro del activo asignado.

De conformidad con la NIC 31, la Compañía optó por valorar las entidades consideradas negocios conjuntos, por el método de participación.

f. ***Propiedades, planta y equipo*** – Las propiedades, planta y equipo se presentan al costo atribuido menos depreciación y cualquier pérdida por deterioro de valor reconocida. La depreciación se calcula con base en el método de línea recta sobre la vida útil restante estimada por la Compañía y estudios técnicos avalados por peritos independientes.

Las sustituciones o renovaciones de elementos completos que aumentan la vida útil del activo en objeto, o su capacidad económica, se contabilizan como mayor importe del activo, con el consiguiente retiro contable de los elementos sustituidos o renovados. Los gastos periódicos de mantenimiento, conservación y reparación, se imputan a los resultados en la medida que se incurren.

La depreciación se calcula con base en el método de línea recta sobre la vida útil estimada de los distintos activos, según lo siguiente, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida útil indefinida y que, por tanto, no son objeto de depreciación:

	Años
Edificios	10-30
Maquinarias y equipos	7-20
Vehículos	3-6
Muebles, enseres y otros	3-5

La gerencia de la Compañía considera que el valor contable de los activos no supera el valor recuperable de los mismos.

Los costos por intereses directamente imputables a la adquisición, construcción o producción de activos calificados, que necesariamente precisan de un período de tiempo sustancial para estar preparados para su uso o venta previstos, se añaden al costo de dichos activos, hasta el momento en que los activos estén sustancialmente preparados para su uso. Los ingresos procedentes de inversiones obtenidos en la inversión temporal de préstamos específicos que aún no se han invertido en tales activos, se deducen de los costos por intereses aptos para la capitalización.

g. ***Activos a largo plazo*** – La Compañía revisa los importes en libros de sus activos tangibles e intangibles para determinar si existen indicios de que dichos activos hayan sufrido una pérdida por deterioro de valor. Si existe cualquier indicio, el importe recuperable del activo se calcula con el objeto de determinar el alcance de la pérdida por deterioro de valor (si la hubiera). En caso de que el activo no genere flujos de efectivo por sí mismo que sean independientes de otros activos, la Compañía calcula el importe recuperable de la unidad generadora de efectivo a la que pertenece el activo.

El valor recuperable es el mayor valor entre el valor razonable menos el costo de venderlo y el valor de uso. El valor de uso se determina con base en los futuros flujos de efectivo estimados descontados a su valor actual, utilizando una tasa de descuento antes de impuestos, que refleja las valoraciones actuales del mercado con respecto al valor temporal del dinero y los riesgos específicos del activo.

Si se estima que el importe recuperable de un activo (o una unidad generadora de efectivo) es inferior a su importe en libros, el importe en libros del activo (unidad generadora de efectivo) se reduce a su importe recuperable. Inmediatamente se reconoce una pérdida por deterioro de valor como gasto.

Una pérdida por deterioro de valor se puede revertir posteriormente y registrarse como ingresos en los resultados del período, hasta el monto en que el importe en libros incrementado no supere el importe en libros que se habría determinado de no haberse reconocido ninguna pérdida por deterioro de valor para el activo (unidad generadora de efectivo) en años anteriores.

h. ***Arrendamientos operativos*** – Las operaciones de arrendamiento operativo se caracterizan porque la propiedad del bien arrendado y sustancialmente todos los riesgos y ventajas que recaen sobre el bien permanecen en el arrendador.

La Compañía tiene pactados contratos de arrendamiento en donde actúa como arrendador. Los bienes arrendados se presentan en el rubro de propiedades planta y equipo. Estos activos se amortizan de acuerdo con las políticas adoptadas para activos similares de uso propio, y los ingresos procedentes de los contratos de arrendamiento se reconocen con base en lo establecido en los contratos, los cuales se aproximan al método lineal establecido en la NIC 17.

i. ***Inventarios*** – Las existencias se valoran al costo de adquisición o producción, o valor neto realizable, el menor. El costo incluye los costos de materiales directos y, en su caso, los costos de mano de obra directa y los gastos generales de fabricación, incluyendo también los incurridos al trasladar las existencias a su ubicación y condiciones actuales. En periodos con un nivel bajo de producción o en los que exista capacidad ociosa, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción no se incrementa como consecuencia de esta circunstancia. En periodos de producción anormalmente altos, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción se reducirá, de manera que no se valoren las existencias por encima del costo real.

Los descuentos comerciales, las rebajas obtenidas y otras partidas similares se deducen en la determinación del precio de adquisición.

El costo se calcula utilizando el método promedio. El valor neto realizable representa la estimación del precio de venta menos todos los costos estimados de terminación y los costos que serán incurridos en los procesos de comercialización, venta y distribución.

j. ***Activos financieros*** – Los activos financieros se reconocen en el balance general consolidado de la Compañía cuando se lleva a cabo su adquisición, siguiendo lo establecido en la NIC 39 "Instrumentos financieros". Los activos financieros se registran inicialmente a su valor razonable, incluyendo en general, los costos de la operación.

Los activos financieros mantenidos por la Compañía se clasifican como:

- Préstamos y cuentas por cobrar generados por la propia empresa: activos financieros originados por las compañías a cambio de suministrar efectivo, bienes o servicios directamente a un deudor.
- Activos financieros disponibles para la venta: incluyen los valores adquiridos que no se mantienen con propósito de negociarlos, o como inversión a vencimiento. Están valorados a su valor razonable y los cambios se reconocen en resultados en los términos señalados en la NIC 39.

Los activos financieros disponibles para la venta se valoran a su "valor razonable" en las fechas de valoración posterior. Los beneficios y las pérdidas procedentes de las variaciones en el valor razonable se reconocen directamente en el patrimonio hasta que el activo se enajene o se determine que ha sufrido un deterioro de valor, momento en el cual los beneficios o las pérdidas acumuladas reconocidos previamente en el patrimonio se incluyen en los resultados del periodo.

Se entiende por valor razonable de un instrumento financiero en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes informadas en la materia, y en condiciones de independencia mutua, que actúen libre y prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado organizado, transparente y profundo ("precio de cotización" o "precio de mercado"). Si este precio de mercado no puede ser estimado de manera objetiva y fiable para un determinado instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos o al valor actual descontado de todos los flujos de caja futuros (cobros o pagos), aplicando un tipo de interés de mercado para instrumentos financieros similares (mismo plazo, moneda, tipo de tasa de interés y misma calificación de riesgo equivalente).

Las inversiones a vencimiento y los préstamos y cuentas por cobrar que mantiene la Compañía se valoran a su "costo amortizado" reconociendo en las cuentas de resultados los intereses devengados en función de su tasa de interés efectiva (TIR).

Por costo amortizado se entiende el costo inicial menos los cobros del principal más o menos la amortización acumulada de la diferencia entre los importes inicial y al vencimiento, teniendo en cuenta potenciales reducciones por deterioro o impago.

La tasa de interés efectiva es la tasa de actualización que iguala exactamente el valor de un instrumento financiero a la totalidad de sus flujos de efectivo estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tasa de interés fija, la tasa de interés efectiva coincide con la tasa de interés contractual establecida en el momento de su adquisición más, en su caso, las comisiones que, por su naturaleza, sean asimilables a una tasa de interés. En los instrumentos financieros a tasas de interés variable, la tasa de interés efectiva coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

k. ***Efectivo y equivalentes de efectivo*** – El efectivo y equivalentes de efectivo incluyen el efectivo en bancos y las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

l. ***Clasificación de activos financieros entre corriente y no corriente*** – En los balances generales consolidados adjuntos, los activos financieros se clasifican en función de sus vencimientos, es decir, como corrientes aquellos con vencimiento igual o inferior a doce meses, y como no corrientes los de vencimiento superior a dicho período.

m. ***Préstamos bancarios y obligaciones y papeles comerciales*** – Los préstamos y obligaciones y papeles comerciales se registran al costo amortizado. Los gastos financieros, incluidas las primas pagaderas en la liquidación o el reembolso y los costos directos de emisión, se contabilizan en las cuentas de resultados utilizando el método del interés efectivo y se añaden al importe en libros del instrumento en la medida en que no se liquidan en el período en que se originan.

n. ***Clasificación de deudas entre corriente y no corriente*** – En los balances generales consolidados adjuntos, las deudas se clasifican en función de sus

vencimientos, es decir, como deudas corrientes aquellas con vencimiento igual o inferior a doce meses, y como deudas no corrientes las de vencimiento superior a dicho período.

o. ***Apartado para prestaciones por antigüedad*** – El apartado para prestaciones por antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo. Las prestaciones por antigüedad se calculan y se registran de acuerdo con la legislación laboral en Venezuela y el contrato colectivo vigente.

De acuerdo con la Ley Orgánica del Trabajo vigente, el trabajador tiene derecho a una prestación equivalente a 5 días de salario por mes hasta un total de 60 días por año de servicio. Estas se consideran devengadas a partir de 3 meses de servicio interrumpido. A partir del segundo año de servicio, el trabajador tiene derecho a 2 días de salario adicionales por año de servicio (o fracción de año mayor a 6 meses), acumulativos hasta un máximo de 30 días de salario. Las prestaciones por antigüedad deben ser liquidadas y depositadas mensualmente en un fideicomiso individual, un fondo de prestaciones o en la contabilidad del empleador, según lo manifieste por escrito cada trabajador. Cuando las prestaciones son mantenidas en la contabilidad del empleador, éste está obligado a cancelar intereses sobre los montos adeudados, los cuales son establecidos mensualmente por el Banco Central de Venezuela. Durante los años 2005 y 2004, la tasa promedio anual de interés fue de 13,62 % y 14,97 %, respectivamente.

En caso de despido injustificado o retiro involuntario, el empleado tiene derecho a una indemnización adicional de un mes de salario por cada año de servicio hasta un máximo de 150 días del salario actual. En caso de retiro involuntario, la Ley contempla una liquidación adicional de hasta 90 días del salario actual, basados en la duración de la relación laboral.

p. ***Provisiones*** – Al tiempo de formular los estados financieros consolidados, la gerencia diferencia entre:

- *Provisiones* – saldos acreedores que cubren obligaciones presentes a la fecha del balance general consolidado, surgidas como consecuencia de sucesos pasados de los que pueden derivarse perjuicios patrimoniales para la Compañía; concretos en cuanto a su naturaleza pero indeterminados en cuanto a su importe y/ o momento de cancelación,
- *Pasivos contingentes* – obligaciones posibles surgidas como consecuencia de sucesos pasados, cuya materialización está condicionada a que ocurra, o no, uno o más eventos futuros independientes de la voluntad de la entidad.

Los estados financieros consolidados de la Compañía recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario. Los pasivos contingentes no se reconocen en los estados financieros consolidados, sino que se informa sobre los mismos, conforme a los requerimientos de la NIC 37. (Véase Notas 11 y 21)

Las provisiones se cuantifican teniendo en consideración la mejor información disponible sobre las consecuencias del suceso en el que traen su causa y son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir.

q. ***Procedimientos judiciales y/ o reclamaciones en curso*** – Al cierre del año 2005 se encontraban en curso distintos procedimientos judiciales y reclamaciones en contra de la Compañía con origen en el desarrollo habitual de sus actividades. Tanto los asesores legales como la gerencia de la Compañía entienden que la conclusión de estos procedimientos y reclamaciones no producirá un efecto significativo en los estados financieros consolidados actuales y futuros.

r. ***Reconocimientos de ingresos*** – Los ingresos provenientes de la venta de productos terminados y otros productos, se registran sobre una base acumulada al ser despachados y haberse traspasado el derecho de propiedad sobre tales activos. Las ventas están reportadas netas de devoluciones estimadas, promociones otorgadas,

descuentos por pronto pago, y cualquier otro descuento otorgado. Los ingresos provenientes de los contratos de arrendamiento operativo se reconocen mensualmente con base en lo establecido en los contratos. Los ingresos por intereses son acumulados sobre una base periódica tomando como referencia el saldo pendiente de capital y la tasa efectiva de interés aplicable. Los ingresos por dividendos de inversiones son reconocidos cuando han sido establecidos los derechos de los accionistas a recibir el pago correspondiente.

s. ***Gastos de publicidad*** – Los costos de publicidad son registrados en los resultados, en la fecha que se incurren.

t. ***Reconocimientos de gastos*** – Los gastos se reconocen en los resultados cuando tiene lugar una disminución en los beneficios económicos futuros relacionados con una reducción de un activo, o un incremento de un pasivo, que se puede medir de forma fiable. Esto implica que el registro de un gasto tiene lugar en forma simultánea al registro del incremento del pasivo o la reducción del activo.

Se reconoce un gasto de forma inmediata cuando un desembolso no genera beneficios económicos futuros o cuando no cumple los requisitos necesarios para su registro como activo.

u. ***Compensaciones de saldos*** – Sólo se compensan entre sí y, consecuentemente, se presentan en el balance general consolidado por su importe neto - los saldos deudores y acreedores con origen en transacciones que, contractualmente o por imperativo de una norma legal, contemplan la posibilidad de compensación y se tiene la intención de liquidarlos por su importe neto o de realizar el activo y proceder al pago del pasivo de forma simultánea.

v. ***Impuesto sobre la renta*** – La provisión para impuesto sobre la renta comprende la suma del impuesto sobre la renta corriente por pagar estimado y el impuesto sobre la renta diferido.

El impuesto sobre la renta corriente se determina aplicando la tasa de impuesto establecida en la legislación fiscal vigente a la renta neta fiscal del año.

Los impuestos diferidos activos y pasivos son determinados con base en el método del balance general, utilizando la tasa de impuesto establecida por la legislación fiscal vigente, a la fecha del balance general.

Los activos y pasivos por impuestos diferidos incluyen las diferencias temporarias que se identifican como aquellos importes que se prevén pagar o recuperar por las diferencias entre los importes en libros de los activos y pasivos y su valor fiscal, así como por los créditos fiscales, rebajas y pérdidas fiscales no aprovechadas.

Por su parte, los activos por impuestos diferidos, identificados como diferencias temporarias, sólo se reconocen en el caso de que se considere probable que la Compañía va a tener en el futuro suficientes ganancias fiscales para poder hacerlos efectivos y no procedan del reconocimiento inicial (salvo en una combinación de negocios) de otros activos y pasivos en una operación que no afecta ni al resultado fiscal ni al resultado contable.

Anualmente, se revisan los impuestos diferidos registrados (tanto activos como pasivos) con objeto de comprobar que se mantienen vigentes, efectuándose las oportunas correcciones a los mismos de acuerdo con los resultados de los análisis realizados.

w. ***Utilidad neta por acción básica y diluida*** – La utilidad neta por acción básica ha sido calculada dividiendo el resultado neto del año entre el promedio ponderado de acciones emitidas y en circulación para cada año. La utilidad neta por acción básica y diluida es la misma para todos los períodos presentados, ya que la Compañía no tiene instrumentos potencialmente dilutivos.

x. ***Pasivo financiero y patrimonio*** – Los pasivos financieros y los instrumentos de patrimonio se clasifican conforme al contenido de los acuerdos contractuales pactados y teniendo en cuenta la sustancia económica. Un instrumento de patrimonio es un

contrato que representa una participación residual en el patrimonio de la Compañía una vez deducidos todos sus pasivos. Los principales pasivos financieros mantenidos por la Compañía se clasifican como:

- Pasivos financieros a vencimiento, se valoran de acuerdo con su costo amortizado, empleando para ello el tipo de interés efectivo.
- Pasivos financieros a valor razonable con cambios en el patrimonio neto, fundamentalmente pasivos negociables asociados con activos financieros disponibles para la venta.

y. ***Transacciones en moneda extranjera*** – La moneda funcional de la Compañía es el bolívar. Consecuentemente, las operaciones en otras divisas distintas al bolívar se consideran denominadas en "moneda extranjera" y son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del año son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha y las diferencias en cambio resultantes se llevan a resultados.

2. PROPIEDADES, PLANTA Y EQUIPO

Para los años terminados el 31 de diciembre de 2005 y 2004, el movimiento de las propiedades, planta y equipo se compone de (en miles de bolívares):

	Terrenos y edificios	Maquinarias y equipos	Mobiliario, vehículos y equipo	Construcción en proceso	Total
COSTO:					
Al 31 de diciembre de 2003	90.119.622	358.507.147	6.765.472	-	455.392.241
Adiciones	17.749	1.577.993	879.830	10.349.914	12.825.486
Retiros	-	(3.861)	(6.050)	-	(9.911)
Efecto por traducción de filial del exterior	218.567	834.010	19.385	-	1.071.962
Al 31 de diciembre de 2004	90.355.938	360.915.289	7.658.637	10.349.914	469.279.778
Adiciones	41.330	2.943.164	1.676.524	4.793.301	9.454.319
Traspasos	-	13.749.783	-	(13.749.783)	-
Efecto por traducción de filial del exterior	156.895	599.444	13.934	489.070	1.259.343
Al 31 de diciembre de 2005	90.554.163	378.207.680	9.349.095	1.882.502	479.993.440
DEPRECIACIÓN ACUMULADA:					
Al 31 de diciembre de 2003	(189.387)	(2.139.567)	(20.915)	-	(2.349.869)
Adiciones	(3.851.609)	(16.710.512)	(1.022.374)	-	(21.584.495)
Retiros	-	-	9.835	-	9.835
Efecto por traducción de filial del exterior	(38.489)	(445.134)	4.735	-	(478.888)
Al 31 de diciembre de 2004	(4.079.485)	(19.295.213)	(1.028.719)	-	(24.403.417)
Adiciones	(3.853.511)	(17.436.828)	(1.008.735)	-	(22.299.074)
Efecto por traducción de filial del exterior	(33.460)	(355.192)	(1.895)	-	(390.547)
Al 31 de diciembre de 2005	(7.966.456)	(37.087.233)	(2.039.349)	-	(47.093.038)
Total al 31 de diciembre de 2005	82.587.707	341.120.447	7.309.746	1.882.502	432.900.402
Total al 31 de diciembre de 2004	86.276.453	341.620.076	6.629.918	10.349.914	444.876.361

La Compañía ha dado en garantía ciertos activos fijos (Véase la Nota 21).

La Compañía tiene formalizadas pólizas de seguros para cubrir los posibles riesgos a que están sujetos los diversos elementos de sus propiedades, planta y equipo, así como las posibles reclamaciones que se le puedan presentar por el ejercicio de su actividad, entendiendo que dichas pólizas cubren de manera suficiente los riesgos a los que están sometidos.

El importe de los propiedades, planta y equipos temporalmente fuera de uso al 31 de diciembre de 2005, ascienden a Bs. 9.500 millones y Bs. 10.745 millones, respectivamente (Véase Nota 16).

Al 31 de diciembre de 2005 y 2004, los activos dados en arrendamientos ascienden a Bs. 9.928 millones y Bs. 10.410 millones, respectivamente (Véase Nota 16).

Al 31 de diciembre de 2005 la Compañía mantiene activos por Bs. 7.359 millones, correspondientes a propiedades, planta y equipo propiedad de la filial radicada en el exterior.

Al 31 de diciembre de 2005, la Compañía había formalizado compromisos contractuales para la adquisición de propiedades, planta y equipo por valor de Bs. 1.078 millones.

3. PARTICIPACIONES EN ASOCIADAS Y NEGOCIOS CONJUNTOS

Al 31 de diciembre, las participaciones en empresas asociadas y negocios conjuntos se componen de lo siguiente (en miles de bolívares):

	2005	2004
Participaciones en empresas asociadas	-	-
Participaciones en negocios conjuntos	1.040.295	1.847.041
	1.040.295	1.847.041

Participaciones en empresas asociadas

Al 31 de diciembre, las participaciones en empresas asociadas se componen de lo siguiente (en miles de bolívares):

	%	2005	2004
Agroindustrial Mandioca, C.A.	20	2.577.243	2.577.243
Corporación Forestal Orinoco, C.A.	33	769.112	769.112
Central Cariaco	25,62	88.371	88.371
Fibras Secundarias, S.A.	33	80.619	80.619
		3.515.345	3.515.345
Menos – pérdidas por deterioro		(3.515.345)	(3.515.345)
		-	-

A la fecha de este informe, la Compañía no cuenta con información financiera actualizada de estas compañías.

Participaciones en negocios conjuntos

Al 31 de diciembre, las participaciones en negocios conjuntos se componen de lo siguiente (en miles de bolívares):

	%	2005	2004
Simco Recycling Inc.	50	(2.432.726)	(1.110.720)
Manpa Centroamérica, C.A.	50	3.473.021	2.957.761
		1.040.295	1.847.041

Al 1 de diciembre de 2005 y 2004, la participación en las utilidades no distribuidas de inversiones registradas por el método de participación, incluidas en las utilidades no distribuidas consolidadas de la Compañía, asciende a Bs. (919,6) millones y Bs. (369,3) millones, respectivamente.

Los estados financieros combinados condensados más recientes, se resumen a continuación (en millones de bolívares):

	2005	2004
Activo Circulante	12.414	10.533
Total Activo	17.533	16.488
Pasivo Circulante	14.568	11.619
Patrimonio	2.096	3.939
Total pasivo y patrimonio	17.533	16.488
Ventas netas	29.986	24.553
Pérdida en operaciones	(1.413)	(101)
Pérdida neta	(2.141)	(1.690)

Las compañías indicadas arriba no están incursas en reclamaciones, juicios o acciones extrajudiciales que puedan significar la existencia de pasivos contingentes.

4. INVENTARIOS

Al 31 de diciembre, los inventarios se componen de lo siguiente (en miles de bolívares):

	2005	2004
Productos terminados	20.656.984	8.688.241
Productos en proceso	366.120	73.411
Materias primas	18.567.845	17.322.102
Repuestos	6.998.642	5.661.140
Inventario en tránsito	12.584.822	3.081.668
	59.174.413	34.826.562
Menos – provisión para obsolescencia	(1.663.283)	(2.055.479)
	57.511.130	32.771.083

La gerencia estima que los inventarios serán realizados o utilizados a corto plazo, sin embargo, una parte de los inventarios de repuestos podrían ser utilizados en más de un ejercicio.

Los compromisos de compra de materias primas (pulpa de papel y desperdicios) para el año 2006 ascienden a Bs. 9.942 millones.

Para los años terminados el 31 de diciembre, el movimiento de la provisión para obsolescencia se componen de (en miles de bolívares):

	2005	2004
Saldo inicial	(2.055.479)	(1.080.000)
Provisión	-	(975.479)
Reverso	392.196	-
Saldo final	(1.663.283)	(2.055.479)

El reverso de la provisión está fundamentado en nuevos estimados con respecto a la obsolescencia de los inventarios aprovisionados.

5. EFECTOS Y CUENTAS POR COBRAR

Al 31 de diciembre, los efectos y cuentas por cobrar se componen de lo siguiente (en miles de bolívares):

	2005	**2004**
Comerciales	56.958.238	62.507.057
Compañías relacionadas (Nota 17)	12.413.496	10.946.691
Empleados	429.642	482.280
Deudores diversos	872.084	599.333
Impuesto sobre la renta pagado por anticipado	2.400.339	-
IVA – pagado en exceso (Nota 11)	14.904.864	4.277.288
Crédito fiscal IVA – Neto por compensar (Nota 11)	1.492.571	-
Depósitos dados en garantía	7.523.954	2.533.503
	96.995.188	81.346.152
Menos – provisión para cuentas de cobro dudoso	(1.657.917)	(1.949.040)
	95.337.271	79.397.112

El período promedio de crédito otorgado a los clientes nacionales oscila entre 7 y 60 días, y para clientes de exportación entre 60 y 180 días.

La Compañía mantiene una provisión para cuentas de cobro dudoso al nivel que la gerencia considera adecuado de acuerdo con el riesgo potencial de cuentas incobrables. La antigüedad de las cuentas por cobrar y la situación de los clientes son constantemente monitoreadas para asegurar lo adecuado de la provisión en los estados financieros consolidados.

Para los años terminados el 31 de diciembre, el movimiento de la provisión para cuentas de cobro dudoso se compone de (en miles de bolívares):

	2005	**2004**
Saldo inicial	(1.949.040)	(2.999.993)
Provisión	(772.485)	(1.207.193)
Castigos	1.063.608	2.258.146
Saldo final	(1.657.917)	(1.949.040)

La gerencia de la Compañía considera que el importe en libros de las cuentas de deudores comerciales y otras cuentas a cobrar se aproxima a su valor razonable.

Los compromisos de ventas para el año 2006 ascienden a Bs. 26.888 millones.

6. INVERSIONES DISPONIBLES PARA LA VENTA

Al 31 de diciembre, las inversiones disponibles para la venta a corto plazo comprenden lo siguiente (en miles de bolívares):

	2005	2004
Inversiones y acciones disponibles para la venta	902.184	899.770
Bonos disponibles para la venta	7.914.592	-
	8.816.776	899.770

Inversiones y acciones disponibles para la venta

Al 31 de diciembre, las inversiones y acciones disponibles para la venta, comprende lo siguiente (en miles de bolívares):

	2005	2004
Portafolio de inversión	759.578	677.749
Acciones en:		
Central Portuguesa, S.A.	354.516	354.516
Corporación Industrial de Energía, C.A. S.A.C.A.	142.606	222.021
Corporación Forestal Venezuela, C.A.	47.817	47.817
	1.304.517	1.302.103
Menos – pérdidas por deterioro	(402.333)	(402.333)
	902.184	899.770

Al 31 de diciembre de 2005, la Compañía mantiene Bs. 77.5 millones de ganancias no realizadas de inversiones y acciones disponibles para la venta, las cuales se presentan netas en la cuenta de "Resultado no realizado en inversiones" en el patrimonio.

Bonos disponibles para la venta

Al 31 de diciembre de 2005, las inversiones disponibles para la venta comprenden lo siguiente (en miles de bolívares):

	Costo de adquisición	Resultado no realizado	Valor razonable
Bono 2016 en US dólares, emitido por la República Bolivariana de Venezuela, con vencimiento el 26/02/2016, con intereses pagaderos semestralmente y cupón de interés fijo a la tasa de 5,75%	4.495.650	(476.539)	4.019.111
Bono 2020 en US dólares, emitido por la República Bolivariana de Venezuela, con vencimiento el 09/12/2020, con intereses pagaderos semestralmente y cupón de interés fijo a la tasa de 6,00%	4.495.650	(600.169)	3.895.481
	8.991.300	(1.076.708)	7.914.592

Al 31 de diciembre de 2005, la Compañía mantiene Bs. 1.076 millones de pérdidas no realizadas de inversiones disponibles para la venta, las cuales se presentan netas en la cuenta de "Resultado no realizado en inversiones" en el patrimonio. Estas pérdidas no realizadas no representan un deterioro permanente del valor de mercado de los bonos.

Bonos por aproximadamente US$ 2.024 (Bs. 4.351 millones) se encuentran garantizando préstamos recibidos de una institución financiera. (Véase Nota 10)

Resultado no realizado en inversiones

	2005	2004
Inversiones y acciones disponibles para la venta	77.520	156.935
Bonos disponibles para la venta	(1.076.708)	-
	(999.188)	156.935

7. EFECTIVO Y EQUIVALENTES DE EFECTIVO

Al 31 de diciembre, el efectivo y equivalentes de efectivo, se componen de lo siguiente (en miles de bolívares):

	2005	2004
Efectivo en caja y bancos	2.808.221	8.347.453
Colocaciones bancarias	13.303.612	14.151.952
	16.111.833	22.499.405

COMISION NACIONAL DE VALORES
SEP 15 PM
RECIBIDO

8. PATRIMONIO

Capital social

El capital social de la Compañía comprende Bs. 22.940.094.240 de capital social compuesto por 2.294.009.424 acciones comunes de Bs. 10 cada una, totalmente suscritas y pagadas, registrado ante las autoridades competentes y Bs. 46.692.596.000 de actualización de capital, en moneda constante al 31 de diciembre de 2001, de acuerdo con lo indicado en la nota 1c.

Con fecha 25 de noviembre de 1996, la Junta Directiva aprobó decretar un dividendo en acciones por Bs. 34.816.345.000 (en moneda constante al 31 de diciembre de 2001) con cargo a la cuenta saldo neto actualizado para futuros aumentos de capital, la cual resultó del enjugamiento de las cuentas de actualización de capital, resultado por exposición a la inflación (REI) y utilidades no distribuidas efectuado en 1996, de conformidad con la Publicación Técnica Número 14 (PT 14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, emitiéndose 1.147.004.712 nuevas acciones comunes con valor nominal de Bs. 10 cada una. De acuerdo con lo resuelto por la Comisión Nacional de Valores, este aumento de capital fue distribuido como dividendos a los accionistas registrados en el libro de accionistas al 02 de enero de 1997, a fin de ser adjudicado y hacerse efectivo el 16 de enero de 1997.

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas aprobó la reclasificación de la partida patrimonial "Saldo neto actualizado para futuros aumentos de capital" a "Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias", todo de acuerdo con la autorización de la Comisión Nacional de Valores según Oficio Nº CNV-OP-033 del 04 de febrero de 2002.

Reserva legal

El Código de Comercio establece el apartado de un 5% de las ganancias netas de las compañías para establecer la reserva legal, hasta que ésta alcance por lo menos un 10% del capital social. Esta reserva no podrá distribuirse como dividendos.

De acuerdo con los requerimientos establecidos en el oficio N° CNV-DCOP-165 de fecha 12 de noviembre de 2001, Al 31 de diciembre de 2005 y 2004 la reserva legal pertenece en su totalidad a Manufacturas de Papel, C.A. (MANPA) S.A.C.A..

Resultado acumulado por traducción de filial y negocios conjuntos en el exterior

Al 31 de diciembre, el resultado acumulado por traducción de la filial y negocios conjuntos en el exterior están conformados por lo siguiente (en miles de bolívares):

	2005	2004
Filial:		
Vencaribbean Paper Products, Ltd.	(347.673)	(322.884)
Negocios Conjuntos:		
Manpa Centroamérica, C.A.	829.702	472.575
Simco Recycling Inc.	(275.721)	(121.467)
	206.308	28.224

Dividendos en efectivo

Con fecha 17 de marzo de 2005, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 10,00 por acción, para un total de Bs. 22.940.094.240. Igualmente con fecha 07 de octubre de 2005, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 10,00 por acción, para un total de Bs. 22.940.094.240.

Con fecha 26 de marzo de 2004, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 6,00 por acción, para un total de Bs. 13.764.056.544. Igualmente con fecha 01 de octubre de 2004, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120.

Utilidades retenidas

De acuerdo con la reforma parcial a las normas para la elaboración de los estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores, de fecha 25 de marzo de 1997, la Compañía deberá revelar las ganancias retenidas y resultado del ejercicio de la entidad matriz y las utilidades retenidas de sus filiales. Al 31 de diciembre de 2005 y 2004, el déficit acumulado de las filiales incluidas en las utilidades retenidas asciende Bs. 7.207 millones y Bs. 7.320 millones, respectivamente. La utilidad neta y las utilidades retenidas de la compañía matriz Manufacturas de Papel, C.A. (MANPA), S.A.C.A.,

ascienden a Bs. 35.531 millones y Bs. 208.122 millones, respectivamente, al 31 de diciembre de 2005; y Bs. 62.775 millones y Bs. 218.471 millones, respectivamente, al 31 de diciembre de 2004, respectivamente.

De acuerdo con los requerimientos establecidos en el oficio N° CNV-DCOP-165 de fecha 12 de noviembre de 2001, al 31 de diciembre de 2005 y 2004 la utilidad neta incluye Bs. 7.683 millones y Bs. 19.057 millones de gasto de impuesto sobre la renta de la compañía matriz Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectivamente.

American Depositary Receipt (ADR)

El 29 de enero de 1996, la U.S. Securities Exchange Commission autorizó el programa de American Depositary Receipt (ADR), Nivel 1, para MANPA. Los ADR son negociados en el mercado "Over-the-counter" bajo el símbolo "MUPAY", y cada ADR representa 25 acciones ordinarias de Manufacturas de Papel, C.A. MANPA, S.A.C.A.. El Citibank, N.A. actúa como banco depositario, mientras que el Banco Venezolano de Crédito actúa como custodio local. Al 31 de diciembre de 2005, el número de ADR en circulación es de 31.959.483.

9. CONTROL SOBRE INVERSIONES EXTRANJERAS (SIEX)

La Compañía es poseída en un 70,53% por inversionistas extranjeros.

El régimen legal vigente sobre inversiones extranjeras contempla, entre otras cosas, lo siguiente:

a. Los inversionistas extranjeros tienen iguales derechos y obligaciones que los inversionistas nacionales.

b. Las utilidades correspondientes a inversionistas extranjeros podrán ser remitidas al exterior sin limitaciones (Véase Nota 20).

c. Los contratos de importación de tecnología y del uso y explotación de patentes y marcas deben ser registrados ante la SIEX dentro del plazo de sesenta (60) días continuos siguientes a su celebración.

COMISIÓN NACIONAL DE VALORES

10. EMISIÓN DE PAPELES COMERCIALES Y PRÉSTAMOS A CORTO PLAZO

Al 31 de diciembre, los papeles comerciales, y préstamos a corto plazo están conformados por lo siguiente (en miles de bolívares):

	2005	2004
Emisión de papeles comerciales	2.946.531	2.890.210
Préstamos a corto plazo	47.019.985	13.459.268
Documentos por pagar	-	2.486.040
	49.966.516	18.835.518

Emisión de obligaciones y papeles comerciales

Al 31 de diciembre, la emisión de papeles comerciales, en función de la moneda en la que están emitidos y su tasa de interés, es como sigue (en miles de bolívares):

	2005	2004	Importe vivo de la emisión	Tasa de interés anual (%)
Bolívares:				
Interés fijo	2.946.531	2.890.210	3.000.000	11,5%

Para los años terminados el 31 de diciembre, el movimiento de la emisión de obligaciones y papeles comerciales se compone de (en miles de bolívares):

	2005	2004
Saldo inicial	2.890.210	2.746.674
Emisiones	8.808.700	11.937.900
Amortizaciones	(8.746.600)	(11.803.500)
Intereses neto	(5.779)	9.136
Saldo final	2.946.531	2.890.210

Los papeles comerciales emitidos en circulación tienen como fecha de vencimiento el 16 de febrero de 2006.

Durante los años terminados el 31 de diciembre de 2005 y 2004, las emisiones de papeles comerciales generaron descuentos en su colocación por Bs. 332 millones y Bs. 346 millones, respectivamente.

Préstamos a corto plazo

Al 31 de diciembre, los préstamos a corto plazo están representados por (en miles de bolívares):

	2005	**2004**
Préstamos recibidos de bancos locales, en bolívares, a tasas de interés variable, con amortizaciones mensuales y vencimientos a 30 días renovables.	47.019.985	13.459.268

Al 31 de diciembre de 2005, la Compañía mantiene líneas de crédito con diferentes instituciones financieras por Bs. 85.200.000, y tiene disponibles Bs. 17.458.861, neto de cartas de crédito vigentes (véase nota 21), los cuales pueden cubrir cualquier compromiso a futuro de la Compañía.

Las tasas de interés promedio derivadas de los préstamos indicados arriba oscilaron entre 10,5% y 15% para el año 2005 y 12,46% y 15,17% para el año 2004.

11. PROVISIÓN PARA IMPUESTOS

Grupo Fiscal Consolidado

De acuerdo con la legislación fiscal vigente, las Compañías integrantes del grupo consolidado presentan individualmente sus declaraciones de impuestos.

Ejercicios sujetos a inspección fiscal

Al 31 de diciembre de 2005, se encontraban sujetos a revisión por parte de las autoridades fiscales los últimos cuatro años, respecto de los principales impuestos que son de aplicación a las Compañías.

Al 31 de diciembre de 2005, la Compañía tenía incoadas actas de reparo por un importe total aproximado de Bs. 7.324 millones, fundamentalmente por concepto de impuesto sobre

la renta, impuesto a los activos empresariales e impuesto al valor agregado. La Compañía ha presentado los oportunos recursos y apelaciones. La gerencia de la Compañía estima que los pasivos que se puedan derivar como resultado de las actas incoadas por la administración fiscal no tendrán un efecto significativo sobre los estados financieros consolidados adjuntos.

Debido a las posibles diferentes interpretaciones que pueden darse a las normas fiscales y los resultados de las inspecciones que en el futuro pudieran llevar a cabo las autoridades fiscales para los años sujetos a revisión, podrían originarse nuevos pasivos fiscales, cuyo importe no es posible cuantificar en la actualidad de una manera objetiva. No obstante, en opinión de la gerencia de la Compañía, la posibilidad de que se materialicen pasivos adicionales significativos por este concepto es remota.

Saldos mantenidos con la Administración Fiscal

Los saldos deudores y acreedores con la Administración Fiscal al 31 de diciembre, son los siguientes (en miles de bolívares):

	2005	2004
Cuentas por cobrar		
Impuesto sobre la renta pagado en exceso	2.400.339	-
IVA – pagado en exceso	14.904.864	4.277.288
Crédito fiscal IVA – neto por compensar	1.492.571	-
	18.797.774	4.277.288
Cuentas por pagar		
Impuesto sobre la renta por pagar	293.748	14.742.783
IVA de terceros retenido por pagar	918.252	740.529
	1.212.000	15.483.312

Con fechas 24 y 28 de noviembre de 2005, la Compañía introdujo ante la Administración Fiscal solicitud de compensación de tributos de IVA pagados en exceso, por Bs. 11.168 millones. De acuerdo con lo establecido en la normativa vigente, la Administración tiene un plazo máximo de 90 días hábiles para pronunciarse sobre tal solicitud. Ante el silencio administrativo por parte de la Administración, la Compañía podrá ejercer acciones ante otras instancias.

Impuesto sobre la renta

La provisión para impuesto sobre la renta al 31 de diciembre, se detalla a continuación (en miles de bolívares):

	2005	**2004**
Impuesto sobre la renta neta fiscal	8.820.272	20.223.124
Menos:		
Rebaja por inversiones en propiedades, planta y equipo y otros créditos	(1.341.708)	(366.847)
	7.478.564	19.856.277
Impuesto sobre la renta de ejercicio anterior	829.338	(592.097)
Total impuesto sobre la renta corriente	8.307.902	19.264.180
Impuesto sobre la renta diferido	(12.684.919)	(10.838.938)
	(4.377.017)	8.425.242

Durante los años terminados el 31 de diciembre de 2005 y 2004, la tasa efectiva del gasto de impuesto sobre la renta es menor que la tasa fiscal aplicable a la utilidad antes de impuesto. La naturaleza de esta diferencia se debe a partidas permanentes relacionadas con la determinación de la renta fiscal, cuyos efectos sobre la tasa fiscal aplicable se resumen a continuación (en porcentajes sobre la utilidad antes de impuestos):

	2005		**2004**	
	Bs.	**%**	**Bs.**	**%**
Impuesto y tasa fiscal aplicable a la utilidad según libros	10.694.824	34	21.118.183	34
Diferencia de base en inventarios y activos fijos	4.961.660	16	8.259.300	13
Ajuste fiscal por inflación	(8.108.928)	(26)	(7.609.773)	(12)
Dividendos recibidos				
Ingresos del exterior				
Otros gastos no deducibles	4.383.932	14	2.028.287	3
Otros ingresos no gravables	(3.111.216)	(10)	(3.107.812)	(5)
Otros netos			(465.061)	(1)
Efecto de rebaja por inversiones en propiedades, planta y equipos	(1.341.708)	(4)	(366.847)	(1)
Gasto de impuestos y tasa fiscal aplicable a la utilidad según libros	7.478.564	24	19.856.277	31

La legislación fiscal venezolana contempla anualmente el cálculo de un ajuste regular por inflación de las partidas no monetarias y patrimonio, el cual se incluye en la conciliación de la renta neta fiscal como una partida gravable o deducible según sea el caso. En cuanto a

las propiedades, planta y equipos y otros activos similares, este ajuste regular por inflación es depreciado o amortizado en el resto de la vida útil fiscal de los activos respectivos. Para el caso de los inventarios, este ajuste es considerado en el costo de venta de los productos una vez consumidos o vendidos. El ajuste regular total del año es determinado mediante la suma algebraica del monto de los diferentes ajustes por inflación de cada partida no monetaria y del patrimonio.

De conformidad con la mencionada legislación, los contribuyentes sujetos al impuesto sobre la renta que celebren transacciones con partes vinculadas en el exterior, deben determinar sus ingresos por las exportaciones efectuadas, y sus costos por los bienes y servicios adquiridos de partes vinculadas en el extranjero, de acuerdo con alguno de los métodos establecidos en dicha legislación. La gerencia efectuó el estudio sobre precios de transferencia requerido para documentar las mencionadas transacciones, el cual no reflejó diferencias importantes en cuanto a los montos incluidos para la determinación de la renta neta fiscal del año terminado el 31 de diciembre de 2004. La Compañía se encuentra en proceso de efectuar el estudio sobre precios de transferencia correspondiente al año 2005, requerido para documentar las mencionadas transacciones en el exterior. En opinión de la gerencia y de sus asesores, las diferencias en cuanto a los montos incluidos para la determinación de la renta neta fiscal del año terminado el 31 de diciembre de 2005, no serán significativas.

Así mismo, de conformidad con dicha legislación, la Compañía puede trasladar las pérdidas fiscales operativas, distintas a las originadas por el ajuste fiscal por inflación, hasta tres (3) años subsiguientes al ejercicio en que se incurran. El efecto fiscal deducible no compensado del ajuste fiscal por inflación, podrá ser trasladado hasta el año subsiguiente al ejercicio en que se incurra. Al 31 de diciembre de 2005, la Compañía a través de sus filiales Inmuebles 310350, C.A. y Transporte Alpes, S.A. incluyen pérdidas fiscales por inflación trasladables por Bs. 1.210,5 millones.

Según lo establecido en la legislación antes señalada, la Compañía puede trasladar las rebajas por nuevas inversiones en propiedades y equipos hasta tres (3) años subsiguientes al ejercicio en que se incurran.

Al 31 de diciembre de 2005 y 2004, la filial del exterior Vencaribbean Paper Products, Ltd. mantiene pérdidas fiscales trasladables por Bs. 9.476 millones y Bs. 4.245 millones, respectivamente, los cuales no tienen fecha de expiración.

La composición del efecto de las partidas consideradas para la determinación del impuesto sobre la renta diferido al 31 de diciembre, se muestra a continuación (en miles de bolívares):

	2005	**2004**
Pasivo por impuesto sobre la renta diferido		
Diferencias de base sobre propiedades, planta y equipo	74.491.457	84.325.609
Ingresos por arrendamientos sobre la base del efectivo	1.189.084	829.880
	75.680.541	85.155.489
Activo por impuesto sobre la renta diferido		
Diferencias de base sobre inventarios	12.316.343	9.244.579
Provisiones y apartados	5.231.073	4.643.953
Diferencias de base sobre inversiones	1.667.067	3.857.467
Pérdidas fiscales trasladables	1.836.373	94.886
Créditos fiscales trasladables	80.077	80.077
	21.130.933	17.920.962
Neto de impuesto diferido	54.549.608	67.234.527

12. CUENTAS POR PAGAR

Al 31 de diciembre, las cuentas por pagar se componen de lo siguiente (en miles de bolívares):

	2005	**2004**
Comerciales	53.780.859	27.667.140
Partes relacionadas (Nota 17)	8.585.122	5.215.910
Otros	2.229.675	1.024.093
IVA de terceros retenido por pagar	918.252	740.529
Gastos acumulados por pagar	7.284.469	8.466.995
	72.798.377	43.114.667

La cuenta de acreedores comerciales y otras cuentas a pagar incluye principalmente los importes pendientes de pago por compras comerciales y costos relacionados. El período de

crédito promedio para las compras de importación oscila entre anticipos y 180 días y nacionales oscila entre anticipos y 65 días, respectivamente.

La Compañía mantiene contratos de licencias con distintos proveedores. Al 31 de diciembre de 2005 y 2004, la Compañía ha registrado en resultados por el uso de tales licencias Bs. 1.505 millones y Bs. 1.781 millones, respectivamente. Dichos contratos establecen, entre otras, las siguientes condiciones:

- El pago de un porcentaje de regalías sobre las ventas netas de los productos licenciados, que oscila entre 10% y 17%.
- Las deducciones permitidas para el cálculo de las regalías contemplan: las devoluciones en ventas pero hasta un porcentaje que oscila entre 5% y 8% de las ventas brutas; y los impuestos sobre las ventas y los descuentos por volumen.
- En caso de retraso en la realización de los pagos, se deberá cancelar intereses a la tasa más alta permitida por ley.
- El licenciatario tendrá derecho a practicar auditorias de las regalías pagadas, y exigir el pago de los faltantes que encontrare producto de las mismas, más intereses a la máxima tasa permitida por ley. En caso de que de esas auditorias generen un faltante en algunos casos de 3% y en otros de un 5%, el licenciado deberá reconocer los gastos de tal auditoria.

Al 31 de diciembre de 2005, el 65% de los contratos se encuentran vencidos; el restante tiene fechas de vencimiento a muy corto plazo. La gerencia de la Compañía tiene intención de renovar los contratos con los siguientes licenciatarios: Mattel, Warner Bros., Exim de Venezuela, The Walt Disney Company, P & L Global Network, New Line Cinema, Emap Power Bikes, Comunidad Huevo, S.A.; y Marvel Characters.

La gerencia de la Compañía considera que el importe en libros de los acreedores comerciales se aproxima a su valor razonable.

13. INGRESOS

Al 31 de diciembre, los ingresos se componen de lo siguiente (en miles de bolívares):

	2005	2004
Ventas de bienes	373.406.646	382.426.108
Ingresos por alquileres	845.910	231.000
Ingresos por servicios	807.724	495.824
	375.060.280	383.152.932

14. RESULTADOS DEL AÑO

Al 31 de diciembre, los resultados del año de la Compañía incluyen los siguientes saldos deudores (en miles de bolívares):

	2005	2004
Depreciación y amortización	22.299.074	21.584.495
Costo de inventario reconocido en resultados	169.488.295	160.785.492
Beneficios a empleados	42.954.679	32.284.867

15. INFORMACIÓN POR SEGMENTOS DE NEGOCIO

Criterios de segmentación

La información por segmentos se estructura en función de las distintas líneas de negocio de la Compañía.

Segmentos principales de negocio

Las líneas de negocio que se describen seguidamente se han establecido en función de la estructura organizativa de la Compañía en vigor al cierre del ejercicio 2005; teniendo en cuenta, por un lado, la naturaleza de los productos y servicios ofrecidos y, por otro, los segmentos de clientes a los que van dirigidos.

En los ejercicios 2005 y 2004, la Compañía centró sus actividades en las siguientes grandes líneas de negocio:

Papel impresión, escritura y embalaje – La producción de este segmento de negocio está orientada básicamente hacia la manufactura de papel tipo Bond, Bristol, Register, MF y MG, entre otros. La comercialización se realiza en mayor medida bajo la forma de productos finales tales como bolsas, sacos, resmas, resmillas, cuadernos, sobres, y otros productos.

Papel tissue – La planta de papel tissue produce varios grados de este tipo de papel, los cuales son convertidos en productos finales tales como papel higiénico, toallas, servilletas y faciales, en los centros ubicados en Maracay, Venezuela y Trinidad & Tobago.

Servicios y alquileres – Este segmento de negocio está orientado básicamente al mantenimiento de activos destinados para el arrendamiento y servicios de vigilancia.

Corporativos – Los ingresos y gastos que no pueden ser atribuidos específicamente a ninguna línea de carácter operativo o que son el resultado de decisiones que afectan globalmente a la Compañía y, entre ellos, los gastos originados por proyectos y actividades que afectan a varias líneas de negocio y los ingresos de las participaciones estratégicas, se atribuyen a una "Unidad Corporativa", a la que, también, se asignan las partidas de conciliación que surgen al comparar el resultado de integrar los estados financieros de las distintas líneas de negocio con los estados financieros consolidados de la Compañía. Los costos incurridos por la Unidad Corporativa se prorratean mediante un sistema de distribución interna de costos, entre las distintas líneas de negocio.

Segmento geográfico

Las actividades del grupo se ubican en el mercado venezolano, en Centroamérica y en el Caribe, sin embargo, esta segmentación no reviste importancia a nivel de los estados financieros consolidados dadas las magnitudes de los montos.

Bases y metodología de la información por segmentos de negocio

La información por segmentos que se expone seguidamente se basa en los informes mensuales elaborados por cada una de las divisiones y se genera sistemáticamente en forma mensual.

La estructura de esta información está diseñada como si cada línea de negocio se tratara de un negocio autónomo y dispusiera de recursos propios independientes, que se distribuyen en función del riesgo de los activos asignados a cada línea, conforme a un sistema interno de distribución porcentual de costos.

A continuación se presenta la información por segmentos de estas actividades, para los años terminados el 31 de diciembre 2005 y 2004 (en miles de bolívares):

2005	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminaciones	Total
Estado de Resultados					
Ventas locales	192.580.704	156.416.297	1.653.634	-	350.650.635
Ventas de exportación	14.247.896	10.161.749	-	-	24.409.645
Ventas entre segmentos - local	-	-	8.226.918	(8.226.918)	-
Ventas entre segmentos - exportación	40.707	5.327.337	-	(5.368.044)	-
Total ingresos	206.869.307	171.905.383	9.880.552	(13.594.962)	375.060.280
Costos y gastos	173.194.361	163.666.603	10.424.202	(12.916.127)	334.369.039
Resultado de operación	33.674.946	8.238.780	(543.650)	(678.835)	40.691.241
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	(919.621)
Ingresos financieros	-	-	-	-	678.654
Gastos financieros y otros	-	-	-	-	(8.989.028)
Resultados antes de impuestos	-	-	-	-	31.461.246
Resultado después de impuestos	-	-	-	-	35.838.263
Depreciación	9.253.411	9.075.817	3.969.846	-	22.299.074
Inversiones de capital	3.482.764	5.970.150	1.405	-	9.454.319
Balance general					
Activo					
Activos por segmentos	260.684.025	250.978.288	42.728.449	(10.068.085)	544.322.677
Activos por segmentos corporativos	-	-	-	-	7.657.232
Participaciones en empresas asociadas	1.040.295	-	-	-	1.040.295
Activos corporativos no distribuidos	-	-	-	-	63.329.500
Activo total consolidado					616.349.704
Pasivo					
Pasivos por segmentos	37.679.175	34.496.330	6.350.101	(20.623.668)	57.901.938
Pasivos por segmentos corporativos	-	-	-	-	187.356
Pasivos corporativos no distribuidos	-	-	-	-	135.694.351
Pasivo total consolidado					193.783.645

2004	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminaciones	Total
Estado de Resultados					
Ventas locales	229.398.076	124.997.520	726.824	-	355.122.420
Ventas de exportación	15.993.564	12.036.948	-	-	28.030.512
Ventas entre segmentos - local	-	-	6.041.004	(6.041.004)	-
Ventas entre segmentos - exportación	345.599	2.392.249	-	(2.737.848)	-
Total ingresos	245.737.239	139.426.717	6.767.828	(8.778.852)	383.152.932
Costos y gastos	180.224.101	130.066.754	8.584.560	(8.471.081)	310.404.334
Resultado de operación	65.513.138	9.359.963	(1.816.732)	(307.771)	72.748.598
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	(369.267)

2004	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminaciones	Total
Ingresos financieros	-	-	-	-	445.324
Gastos financieros y otros	-	-	-	-	(10.712.351)
Resultados antes de impuestos	-	-	-	-	62.112.304
Resultado después de impuestos	-	-	-	-	53.867.062
Depreciación	10.605.028	8.617.980	2.361.487	-	21.584.495
Inversiones de capital	970.397	11.855.044	45	-	12.825.486
Balance general					
Activo					
Activos por segmentos	261.448.840	254.946.852	41.874.871	(17.722.787)	540.547.776
Activos por segmentos corporativos	-	-	-	-	8.443.393
Participaciones en empresas asociadas	1.847.041	-	-	-	1.847.041
Activos corporativos no distribuidos	-	-	-	-	36.003.159
Activo total consolidado					586.841.369
Pasivo					
Pasivos por segmentos	18.068.520	26.457.136	6.662.035	(22.955.877)	28.231.814
Pasivos por segmentos corporativos	-	-	-	-	10.235.333
Pasivos corporativos no distribuidos	-	-	-	-	114.788.199
Pasivo total consolidado					153.255.346

16. ARRENDAMIENTOS OPERATIVOS

La Compañía como arrendador

Los ingresos procedentes de arrendamientos de inmuebles ascendieron a Bs. 846 millones de bolívares en 2005 (Bs. 231 millones en 2004).

Los inmuebles que se encuentran bajo arrendamientos operativos están sujetos a compromisos de arrendamiento que van de uno (1) a dos (2) años, y los incrementos de precios se rigen por el Índice de Precios al Consumidor de Área Metropolitana de Caracas (IPC); la gerencia de la Compañía estima que los contratos vigentes al 31 de diciembre de 2005 serán renovados automáticamente.

Al 31 de diciembre, la Compañía ha contratado con los arrendatarios las siguientes cuotas de arrendamiento mínimas (en miles de bolívares):

	2005	2004
Menos de un año	2.139.036	845.910
Hasta dos años	4.278.074	1.691.819
	6.417.110	2.537.729

En los meses de diciembre de 2005 y enero de 2006, la Compañía celebró contratos de arrendamientos por otros bienes inmuebles poseídos, los cuales se encontraban fuera de uso en el año 2005 (véase Nota 2).

La Compañía como arrendatario

La Compañía tiene contratos de arrendamientos de bienes muebles que se utilizan en la operación; sin embargo, los mismos no revisten importancia para los estados financieros consolidados.

17. TRANSACCIONES Y SALDOS CON PARTES RELACIONADAS

La Compañía y sus filiales tienen saldos y efectúan transacciones importantes con empresas relacionadas; debido a estas relaciones, es posible que los términos acordados entre las partes no fueran los mismos a aquellos que pudieran resultar de transacciones con empresas no relacionadas entre sí.

Durante los años 2005 y 2004, la Compañía y sus filiales realizaron las siguientes transacciones significativas con partes relacionadas, en el curso normal de sus operaciones (en miles de bolívares):

	2005	**2004**
Ventas de inventarios	9.332.460	7.618.484
Compras de inventarios	9.172.106	16.785.609
Compras de energía eléctrica	17.426.164	14.029.667
Servicios administrativos	25.340	24.320

Producto de estas transacciones, y otras de menor importancia, se generaron los siguientes saldos por cobrar y por pagar (en miles de bolívares):

	2005	2004
Cuentas por cobrar		
MANPA Centroamérica, C.A. (negocio conjunto)	7.011.952	6.499.132
Simco Recycling, Inc. (negocio conjunto)	4.816.468	3.884.667
Agroindustrial Mandioca, C.A. (empresa asociada)	342.150	380.327
Corporación Industrial de Energía, C.A. S.A.C.A.	203.848	150.409
Turboven Maracay Company Inc. Sucursal *	31.117	31.117
Agropecuaria Mandioca, C.A. (empresa asociada)	1.040	1.039
Turbogeneradores Maracay, C.A. *	6.921	-
	12.413.496	10.946.691
Cuentas por pagar		
Simco Recycling, Inc. (negocio conjunto)	4.290.388	2.629.056
Turbogeneradores Maracay, C.A. *	3.411.542	2.459.717
MANPA Centroamérica, C.A. (negocio conjunto)	763.250	-
Turboven Maracay Company Inc. *	100.160	100.160
Turboven Cagua Company Inc. *	19.782	19.782
Agroindustrial Mandioca, C.A. (empresa asociada)	-	7.195
	8.585.122	5.215.910

* Estas compañías son filiales de Corporación Industrial de Energía, C.A. S.A.C.A.

Al 31 de diciembre de 2005 y 2004, la Compañía no ha creado provisión alguna para insolvencias en relación con los montos por cobrar a compañías relacionadas, por considerar que no hay dudas sobre la recuperación de los mismos.

Al 31 de diciembre de 2005 y 2004, la Compañía no ha otorgado garantías a entidades financieras por cuenta de las compañías relacionadas.

18. RETRIBUCIONES A LA JUNTA DIRECTIVA Y ADMINISTRADORES

Junta Directiva

La Cláusula Nº 14 de los Estatutos de la Compañía establece que los miembros de la Junta Directiva percibirán por concepto de participación en el beneficio del ejercicio de la sociedad, el 1% de la utilidad. El importe pagado en el año 2005 a la Junta Directiva por este concepto ascendió a Bs. 469,7 millones (Bs. 226,4 millones en el año 2004).

Adicionalmente, la Cláusula Nº 9 de los Estatutos de la Compañía establece que los miembros de la Junta Directiva percibirán por su asistencia a la Junta Directiva una dieta de 200 unidades tributarias El valor de las unidades tributarias vigentes durante los años terminados al 31 de diciembre de 2005 y 2004 fue de Bs. 29.400 y Bs. 24.700 en el 2005, y Bs. 24.700 y Bs. 19.400 en el 2004, respectivamente. El importe pagado por este concepto al 31 de diciembre de 2005 fue de Bs. 1.058,4 millones (Bs. 829,9 millones en el año 2004).

Retribuciones saláriales

Las retribuciones por concepto de sueldos, otros beneficios al personal y honorarios profesionales percibidas en el año 2005 por las 41 personas de la Compañía con responsabilidad ejecutiva (administradores) ascendieron a unos Bs. 3.943,6 millones (unos Bs. 3.187,8 millones en el año 2004 por 40 personas).

Compromisos por seguros y otros conceptos

Las retribuciones post-empleo, algunos de los actuales y anteriores administradores de la Compañía son beneficiarios o tomadores de seguros cuyo costo corre a cargo de la Compañía. El importe cargado a resultados por este concepto en el año 2005 ascendió a Bs. 42,3 millones, aproximadamente (Bs. 34,9 millones en el año 2004).

Al 31 de diciembre, las retribuciones a la Junta Directiva y administradores están compuestas como sigue:

	2005	**2004**
Retribuciones a corto plazo a administradores	3.549.304	2.869.146
Prestaciones post empleo	394.367	318.794
Retribuciones a la Junta Directiva	1.528.183	1.056.348

19. GERENCIA DE RIESGO

Riesgos de interés, tipo de cambio y precios

La Compañía está expuesta continuamente a riesgos de crédito, de tipo de cambio, de tasas de interés y de fluctuaciones de precios, sin embargo, la gerencia permanentemente

monitorea dichos riesgos e implementa los procedimientos operativos y financieros necesarios para minimizar los mismos.

La mayor parte de las ventas de la Compañía están dirigidas hacia el mercado local, mientras que parte de los costos están denominados en dólares, por lo que las variaciones entre la tasa de inflación local y la tasa de devaluación pueden tener incidencia en los márgenes operativos.

El riesgo de tasa de interés es manejado a través de una política de endeudamiento conservadora. Actualmente la gerencia no prevé ningún cambio significativo en su exposición a cambios en las tasas de interés o en la estrategia actual para el manejo de dicho riesgo.

La Compañía está sujeta a riesgos en precios de la principal materia prima, y entre ellos el más significativo es el precio de la pulpa. Los precios de venta de productos de papel están influenciados en parte por el precio de mercado de la pulpa, el cual está determinado por la oferta y la demanda en la industria. Específicamente los incrementos en el precio de la pulpa podrían afectar negativamente las ganancias si los precios de venta no pueden ser ajustados. Los instrumentos derivados no han sido utilizados para manejar estos riesgos.

Durante el año terminado el 31 de diciembre de 2005, la Compañía no realizó operaciones de cobertura (hedging) y no ha identificado instrumentos que puedan calificarse como derivados.

Riesgos de crédito

Los instrumentos financieros que someten parcialmente a la Compañía a concentraciones de riesgo de crédito consisten principalmente en inversiones temporales en efectivo y cuentas por cobrar comerciales. La Compañía coloca sus inversiones temporales en distintas instituciones financieras y por política limita el monto de riesgo de crédito. Las concentraciones de riesgo de crédito con respecto a cuentas por cobrar comerciales son limitadas debido al gran número de clientes que posee la Compañía. Al 31 de diciembre de 2005 y 2004 la Compañía no posee concentraciones significativas de riesgos de crédito distintas a las anteriormente señaladas.

Control de precios

Con fecha 6 de febrero de 2003, el Ejecutivo Nacional decretó control de precios sobre bienes y servicios de primera necesidad, entre los cuales se incluyen ciertos productos elaborados por la Compañía.

Concentración de operaciones

Las ventas de exportación al 31 de diciembre de 2005 y 2004 representan aproximadamente el 20% y 21% de las ventas netas consolidadas, respectivamente.

20. ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

A partir de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela han celebrado diversos Convenios Cambiarios, en los cuales se establecen el Régimen para la Administración de Divisas, y el tipo de cambio que regirá las operaciones establecidas en dichos convenios. A partir de esa fecha, la Comisión de Administración de Divisas (CADIVI), se encarga de la coordinación, administración, control y establecimiento de requisitos, procedimientos y restricciones que requiera la ejecución de dichos convenios. Hasta la fecha, CADIVI ha emitido varias normativas relacionadas con los registros, lineamientos, requisitos y condiciones relativas al régimen de administración de divisas.

La Compañía ha venido efectuando los trámites necesarios para acceder a las divisas destinadas al pago de sus obligaciones en moneda extranjera derivadas de importaciones de bienes y servicios y dividendos. La obtención de las divisas necesarias para las operaciones en moneda extranjera que efectúa la Compañía en el curso normal de sus operaciones dependerá: (1) de la aprobación de los registros y solicitudes efectuadas ante las instituciones respectivas; (2) de la disponibilidad de divisas que se establecerá en la aplicación de la Normativa antes indicada; y (3) de las acciones de la Compañía para obtener acceso a aquellas divisas necesarias no solicitadas ante las instituciones respectivas, o de aquellas cuyas solicitudes sean rechazadas por dichas instituciones.

A continuación se describen los activos y pasivos monetarios en moneda extranjera al 31 de diciembre de 2005 y 2004, registrados en bolívares a la tasa de cambio oficial de Bs.

2.150,00 y Bs. 1.920,00 por US$ 1,00, respectivamente, (en miles de dólares estadounidenses):

	2005	2004
	(En miles de US$)	
Activo:		
Efectivo e inversiones temporales	5.701	10.491
Inversiones disponibles para la venta	4.035	345
Cuentas por cobrar comerciales	1.325	8.937
Cuentas por cobrar a compañías relacionadas	5.600	5.482
Depósitos dados en garantía	3.500	1.320
Anticipos a proveedores y deudores diversos	1.372	1.556
	21.533	28.131
Pasivo:		
Documentos por pagar	-	1.295
Cuentas por pagar comerciales	19.576	11.027
Cuentas por pagar a compañías relacionadas	2.350	1.369
Gastos acumulados por pagar y otras	1.270	1.736
	23.196	15.427

21. COMPROMISOS Y CONTINGENCIAS

Fianzas y garantías otorgadas

Para garantizar obligaciones, la Compañía ha otorgado fianzas de instituciones bancarias por un monto de Bs. 26 millones. Asimismo, la Compañía ha otorgado fianzas a favor de la Comisión de Administración de Divisas (CADIVI) por un monto de US$ 290 mil.

En virtud del contrato de venta de los activos relacionados con los proyectos forestales, una filial se constituyó en fiadora solidaria y principal pagadora de la Compañía frente al comprador para garantizarle a este último todas y cada una de las obligaciones asumidas por la Compañía. A la fecha, dicha fianza asciende a la cantidad US$ 350 mil venciéndose al 30 de abril de 2006. A efectos de garantizar la fianza antes señalada, la filial constituyó una hipoteca de primer grado a favor del comprador por US$ 446 mil, sobre inmuebles de su propiedad constituidos por las plantas 4 y 5 de la Torre Country Club; así mismo se ha convenido que en el caso de venta de los inmuebles gravados, esta garantía será sustituida por una garantía sobre títulos valores cotizados en la Bolsa de Valores de Caracas.

Cartas de crédito abiertas

La Compañía ha solicitado la apertura de cartas de crédito con instituciones financieras para la adquisición de materias primas y suministros. Al 31 de diciembre de 2005, las cartas de crédito abiertas por estos conceptos alcanzan US$ 13,17 millones. (Bs. 28.324 millones).

Contingencias

Cursan por ante los tribunales del país ciertas demandas civiles y laborales en contra de la Compañía, por Bs. 1.408 millones aproximadamente, y para los cuales se han efectuado los escritos de descargo correspondientes. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar estas demandas, y estiman que la resolución final de las mismas no tendrá efectos importantes sobre los estados financieros consolidados.

Al 31 de diciembre de 2005 y 2004, se encuentran en espera de decisión ante el Tribunal Supremo de Justicia los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 567 mil introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas). La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

Con fecha 26 de agosto de 2003, la Compañía fue notificada de un procedimiento administrativo por parte de la Dirección de Inspección y Fiscalización del Ministerio de Finanzas, por incumplimiento en la entrega de los comprobantes de venta de divisas al Banco Central de Venezuela por las exportaciones realizadas durante la vigencia del control de cambio (años 1994 a 1996), por un monto de US$ 5.321.716, correspondiente al 90% del valor FOB de las declaraciones de aduana. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

22. CONCILIACIÓN DE LOS SALDOS DE INICIO Y CIERRE DEL AÑO 2004

La Norma Internacional de Información Financiera (NIIF) Nº 1 "Adopción por primera vez de las Normas Internacionales de Información Financiera" exige a los primeros adoptantes una presentación de los principales efectos de tales normas sobre los estados financieros previamente presentados.

Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión Nº 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones Nº 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

El año 2005 es el primer ejercicio en el que la Compañía ha presentado sus estados financieros conforme con las NIIF. Los últimos estados financieros consolidados presentados de acuerdo con principios y normas de la CNV fueron las correspondientes al año terminado el 31 de diciembre de 2004, por lo que la fecha de transición a las NIIF es el 1 de enero de 2004.

Impacto de la transición en el balance general consolidado al 31 de diciembre de 2004 (en miles de bolívares):

	Según normas CNV	Efecto transición a NIIF		Según NIIF
Propiedades, planta y equipos - neto	476.304.208	(31.427.847)	1	444.876.361
Repuestos	6.587.480	(6.587.480)	1	-
Inversiones en asociadas y negocios conjuntos	4.020.200	(2.173.159)	2	1.847.041
Otros activos	1.390.042	(1.390.042)	3	-
Total activo no corriente	488.301.930	(41.578.528)		446.723.402
Otros activos circulantes	10.325.755	(10.325.755)	4	-
Gastos pagados por anticipado	885.614	(187.269)	9	698.345
Inventarios	42.434.480	(9.663.397)	1	32.771.083
Anticipos a proveedores	4.813.668	(961.416)	5	3.852.252
Efectos y cuentas por cobrar - neto	80.294.402	(897.290)	5	79.397.112
Inversiones disponibles para la venta	-	899.770	6	899.770
Efectivo y equivalentes de efectivo	23.142.558	(643.153)	6	22.499.405
Total activo corriente	161.896.477	(21.778.510)		140.117.967
TOTAL ACTIVO	650.198.407	(63.357.038)		586.841.369
PATRIMONIO DE LOS ACCIONISTAS	560.670.334	(127.084.311)		433.586.023

	Según normas CNV	Efecto transición a NIIF		Según NIIF
INTERESES MINORITARIOS	1.712.875	(1.712.875)	7	-
Otros pasivos y créditos diferidos	416.821	(416.821)	10	-
Apartado para prestaciones de antigüedad a largo plazo	9.691.114	(7.203.695)	9	2.487.419
Impuesto sobre la renta diferido pasivo	6.750.000	60.484.527	8	67.234.527
Total pasivo no corriente	16.857.935	52.864.011		69.721.946
Apartado para prestaciones de antigüedad a corto plazo	-	2.694.704		2.694.704
Cuentas por pagar	36.238.540	6.876.127	7	43.114.667
Documentos por pagar	2.486.040	-		2.486.040
Obligaciones y papeles comerciales	2.937.900	(47.690)	9	2.890.210
Préstamos a corto plazo	561.914	(561.914)		-
Pagarés y sobregiros bancarios	12.800.000	659.268	9	13.459.268
Dividendos por pagar	4.145.728	-		4.145.728
Impuestos por pagar	3.573.156	11.169.627	8	14.742.783
Gastos acumulados por pagar	8.213.985	(8.213.985)	9	-
Total pasivo corriente	70.957.263	12.576.137		83.533.400
TOTAL PASIVO	87.815.198	65.440.148		153.255.346
TOTAL PATRIMONIO Y PASIVO	650.198.407	(63.357.038)		586.841.369

Notas a la conciliación de saldos:

1. Principalmente incorporación de los nuevos valores de avalúo, análisis de los inventarios de repuestos como componentes de las maquinarias y equipos y revisión de las vidas útiles, todo con base en la NIC 16.
2. Reverso del exceso pagado en la compra de Simco Recycling Inc., filial en el extranjero, con base en la NIC 38 en lugar de su amortización en 20 años tal como lo establece el principio local y efecto del registro de la filial Manufacturas de Papel de Centroamérica; C.A. por el método de participación (ver 3).
3. Efecto originado por desconsolidar la filial de Manufacturas de Papel de Centroamérica; C.A. por activos que esta tenía. Tal desconsolidación se hizo con base en el análisis de negocios conjuntos establecido en la NIC 31; el registro de la filial bajo NIIF se hace con base en el método de participación.
4. Efecto originado por consolidar la filial Valores y Acciones 1003, C.A. y filiales con base en el análisis de la NIIF 5 en lugar de registrarla por el método de participación.
5. Efecto originado por desconsolidar la filial de Centroamérica.
6. Reclasificación de activos financieros con base en lo establecido en la NIC 39.
7. La filial que originaba el interés minoritario fue desconsolidada tal como se indica en el punto 3.
8. Registro de impuesto diferido principalmente por diferencias entre la base contable y fiscal de ciertos activos de acuerdo con la NIC 12, no contemplado en el principio local.
9. Reclasificaciones de cuentas para adecuar la presentación a lo establecido en los NIIF aplicables.

Impacto de la transición en el estado de resultados consolidado por el año terminado el 31 de diciembre de 2004 (en miles de bolívares):

	Según normas CNV	Efecto transición a NIIF		Según NIIF
Ingresos por ventas y otros	417.151.665	(33.998.733)	1	383.152.932
Costo de ventas	290.986.976	(20.131.150)	2	270.855.826
Utilidad bruta	126.164.689	(13.867.583)		112.297.106
Costos y gastos:				
Gastos de ventas	30.507.190	(8.225.017)	1	22.282.173
Gastos generales y administrativos	17.687.956	(79.870)	6	17.608.086
Utilidad en venta de activos	(47.023)	(294.728)	6	(341.751)
Utilidad en operaciones	78.016.566	(5.267.968)		72.748.598
Participaciones en resultados	(3.534.010)	3.164.743	3	(369.267)
Costos financieros	(3.235.011)	221.768	7	(3.013.243)
Ingresos financieros	466.638	(21.314)	7	445.324
Diferencias en cambio - neto	3.425.910	(471.217)	7	2.954.693
Otros ingresos (egresos):				
Provisión para inversiones	3.005.275	(2.638.964)	4	366.311
Pérdida en operaciones con títulos valores	(7.945.773)	534.498	7	(7.411.275)
Pérdida neta en contrato de cobertura en moneda extranjera	(417.348)	-	7	(417.348)
Comisiones ADR	-	(646.810)	7	(646.810)
Impuesto al débito bancario	(3.329.929)	223.998	7	(3.105.931)
Otros – neto	109.478	451.774	7	561.252
Resultado monetario del ejercicio	(2.866.206)	2.866.206	5	-
Utilidad antes de impuestos	63.695.590	(1.583.286)		62.112.304
Impuesto sobre la renta	(16.165.082)	(7.739.840)	6	(8.425.242)
Utilidad neta	47.530.508	6.156.554		53.687.062

Notas a la conciliación de saldos:

1. El efecto se origina principalmente por desconsolidación de la filial de Centroamérica (Bs.2.243.608, neto), eliminación efecto de inflación por Bs. 27.144.204 (ver nota 1-c), y reclasificación de ciertos gastos relacionados con las ventas que se mostraban como gastos de ventas por Bs. 4.610.921.
2. Principalmente efecto de desconsolidar la filial de Centroamérica, eliminar efecto de inflación, y registro de mayor depreciación de activos por nueva base contable.

3. Efecto originado por consolidar la filial Valores y Acciones 1003, C.A. y filiales.
4. Disminución de la provisión por reducción de los activos objeto de provisión por eliminación del efecto de inflación de los años 2002 al 2004.
5. Eliminación de efecto por inflación (ver nota 1-c).
6. Efecto del impuesto diferido del año sobre el movimiento de las diferencias temporarias.
7. Reclasificaciones de cuentas para adecuar la presentación a lo establecido en la NIC 1.

Impacto de la transición en el estado de flujos de efectivo consolidado por el año terminado el 31 de diciembre de 2004:

	Según normas CNV	Efecto transición a NIIF		Según NIIF
Actividades operacionales – Efectivo neto provisto	56.694.850	12.740.003	1	43.954.847
Actividades de inversión – Efectivo neto usado	(17.980.522)	(4.363.066)	2	(13.617.456)
Actividades de financiamiento – Efectivo neto usado	(27.711.221)	(2.688.536)	3	(25.022.685)
Efecto de inflación sobre el efectivo y equivalentes de efectivo	(4.147.985)	(4.147.985)	3	-
Efecto de devaluación sobre el efectivo y equivalentes de efectivo	-	(3.418.780)		3.418.780
Aumento de efectivo y equivalentes de efectivo	6.855.122	(1.878.364)	1	8.733.486
Efectivo y equivalentes de efectivo al inicio	16.287.436	2.521.517	3	13.765.919
Efectivo y equivalentes de efectivo al final	23.142.558	643.153	1	22.499.405

Notas a la conciliación de saldos:

1. Los efectos se originan principalmente por incremento de la utilidad neta bajo NIIF, y por la desconsolidación de la filial de Centroamérica y la incorporación de la filial Valores y Acciones 1003, C.A. y filiales.
2. El efecto principal se origina por capitalizaciones de activos que no cumplían con los requerimientos de la NIC 16.
3. Eliminación de efecto por inflación.

Exenciones utilizadas por la Compañía en la aplicación de las Normas Internacionales de Información Financiera, de acuerdo con lo establecido en la NIIF 1:

La NIIF 1 permite a las compañías que adopten por primera vez las NIIF, la elección de usar ciertas exenciones en la aplicación de las mismas. La Compañía evaluó los tratamientos contables permitidos y ha elegido utilizar las siguientes exenciones indicadas:

- Efecto acumulado por traducción de las filiales del exterior – la Compañía decidió revertir los efectos acumulados por traducción de todas su filiales del exterior que habían sido registrados.
- Propiedades, planta y equipos – la Compañía decidió adoptar como costo atribuido de sus propiedades, planta y equipos (excluyendo el mobiliario y equipo, que se adoptó como costo atribuido el valor neto en libros), los valores de avalúo establecidos por peritos avaluadores independientes registrados ante la Sociedad de Ingeniería de Tasación de Venezuela, los cuales fueron determinados con base en los valores de reposición para las maquinarias y equipos, y valores de mercado para las propiedades y vehículos, de conformidad con lo establecido en la NIC 16. Para las propiedades, planta y equipos de la filial Vencaribbean Paper Products, Ltd. se adoptó como costo atribuido el valor neto en libros en dólares americanos traducido a la tasa de cambio corriente a la fecha del balance general. Las vidas útiles de los activos fueron reevaluadas en función de la expectativa de uso y de generación de beneficios futuros por los distintos activos.

Impacto de la transición en el patrimonio consolidado:

	1° enero de 2004	**31 diciembre de 2004**
Patrimonio de los accionistas de acuerdo con las normas de la CNV	450.363.074	560.670.334
Registro de impuesto sobre la renta diferido	(76.992.673)	(71.237.333)
Efecto incorporación avalúo de propiedades, planta y equipo	29.842.868	(55.302.446)
Efecto de inflación sobre inventarios finales	(3.871.219)	(2.528.980)
Efecto incorporación de activos netos de Valores y Acciones 3103, C.A.	2.920.001	(5.183.332)
Efecto desconsolidación inventarios de Manpa Centroamérica	(2.772.786)	(3.485.350)
Efecto traducción de propiedades, planta y equipo de la filial Vencaribbean Paper Products	1.894.989	6.322.470
Efecto de traducción de filiales del exterior	4.158.715	3.486.025
Efecto de inflación sobre otras partidas no monetarias	(50.421)	(236.714)
Efecto de resultado sobre inversiones disponibles para la venta	-	156.935
Otros, neto	(544.643)	924.414
Patrimonio según balance general consolidado bajo NIIF	404.947.905	433.586.023

3.4. Dictámenes de las Sociedades Calificadoras de Riesgo.

Comisión Nacional de Valores

Resolución Nro. 016-86 del 27 de enero de 1987

a) Detalle de los saldos de las cuentas y transacciones importantes en moneda extranjera, incluidas en los estados financieros auditados para los años 2.005, 2.004 y los estados financieros interinos para el periodo finalizado el 30 de Junio de 2006.

(En miles de US$)

	30-06-2006	31-12-2005	31-12-2004
Activo:			
Efectivo e inversiones temporales	7.498	5.701	10.491
Inversiones disponibles para la venta	352	4.035	345
Cuentas por cobrar comerciales	1.751	1.325	8.937
Cuentas por cobrar compañías relacionadas	3.229	5.600	5.482
Depósitos dados en garantía	3.500	3.500	3.500
Anticipos a proveedores y deudores diversos	799	1.372	1.556
	17.129	21.533	30.311
Pasivo:			
Documentos por Pagar	-	-	1.295
Cuentas por pagar comerciales	19.703	19.576	11.027
Cuentas por pagar compañías relacionadas	1.538	2.350	1.369
Gastos acumulados por pagar y otras	742	1.270	1.736
	21.983	23.196	15.427
Posición Neta	(4.854)	(1.663)	14.884

b) Importe de los ajustes durante el ejercicio a las cuentas de inventario, activos fijos, inversiones y cargos diferidos, hecho de acuerdo a los principios de contabilidad generalmente aceptados en Venezuela.

Las cuentas de inventario, activos fijos, inversiones y cargos diferidos, no sufrieron ajustes durante el ejercicio, a excepción de los registros de depreciación de los activos fijos y amortización de los cargos diferidos y de la plusvalía de las inversiones.

c) En adición al costo original de los inventarios, activos fijos e inversiones, indicar separadamente monto de los ajustes hechos a las respectivas cuentas por diferencia en cambio capitalizado.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. ha registrado sus inventarios y activos fijos al costo y no se ha efectuado ningún ajuste sobre éstos por concepto de diferencias en cambio.

d) Los tipos de cambio utilizados para convertir los saldos en monedas extranjeras.

Las transacciones en moneda extranjera se registran a la tasa de cambio existente a la fecha de la operación. Los saldos en moneda extranjera han sido registrados a los siguientes tipos de cambio:

Al cierre del 31 de Diciembre de 2.004: Bs. 1.920,00 * US$
Al cierre del 31 de Diciembre de 2.005: Bs. 2.150,00 * US$
Al cierre del 30 de Junio de 2.006: Bs. 2.150,00 * US$

e) El monto de las ganancias o pérdidas por fluctuaciones cambiarías.

Para el período comprendido entre el 01-01-06 hasta el 30-06-06 y para los años 2.005 y 2.004 la utilidad o pérdida cambiaría expresada en miles de bolívares son las siguientes:

30 de Junio 2006	31 de Diciembre 2005	31 de Diciembre 2004
Pérdida Cambiaría 50.732	Utilidad Cambiaría 3.565.400	Pérdida Cambiaría 2.954.693

Saldos expresados en bolívares constantes del 30 de Junio de 2.006

f) Detalles relacionados con los montos registrados como cargos diferidos, con indicación de la metodología de cálculo utilizada.

Al 30 de junio de 2006 y al 31 de diciembre de 2005 no existen cargos diferidos y al 31 de diciembre de 2004 , los cargos diferidos y otros activos están conformados principalmente por marcas de comercio poseídas por una filial del exterior los cuales ascienden a Bs. 1.001 millones, neto de amortización acumulada por Bs. 407,3 millones, las cuales se amortizan en un período de veinte (20) años.

g) Políticas de depreciación y amortización del ajuste a los activos, e importe registrado con cargo a los resultados del ejercicio.

Las propiedades, planta y equipos se presentan al costo atribuido menos depreciación y cualquier pérdida por deterioro de valor reconocida. La depreciación se calcula con base en el método de línea recta sobre la vida útil restante estimada por la Compañía y estudios técnicos avalados por peritos independientes.

Las sustituciones o renovaciones de elementos completos que aumentan la vida útil del activo en objeto, o su capacidad económica, se contabilizan como mayor importe del activo, con el consiguiente retiro contable de los elementos sustituidos o renovados. Los gastos periódicos de mantenimiento, conservación y reparación, se imputan a los resultados en la medida que se incurren.

La depreciación se calcula con base en el método de línea recta sobre la vida útil estimada de los distintos activos, según lo siguiente, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida útil indefinida y que, por tanto, no son objeto de depreciación:

	Años
Edificios	10-30
Maquinarias y equipos	7-20
Vehículos	3-6
Muebles, enseres y otros	3-5

Para el período comprendido entre 01/01/06 y el 30/06/06 y para los años 2005 y 2004 el cargo por concepto de gasto por depreciación de los activos fijos expresados en miles de bolívares son los siguientes:

30 de Junio 2.006	31 de Diciembre 2.005	31 de Diciembre 2.004
11.610.807	22.299.074	21.584.495

h) Cualesquiera otros compromisos y transacciones en moneda extranjera.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. no tiene ningún compromiso o transacción de relevancia que no se haya revelado en puntos anteriores.

3.2 Relaciones Financieras

INDICADOR	Cierre al 30-06-06	Cierre al 31-12-05	Cierre al 31-12-04
AC / PC	1,39	1,34	1,68
Efect. / PC	0,19	0,12	0,27
PC / Pat.	0,31	0,32	0,19
PT / Pat	0,45	0,46	0,35

Leyenda:

AC: Activo Circulante
PC: Pasivo Circulante
Efect.: Efectivo
Pat.: Patrimonio
PT: Pasivo Total

CLAVE, Sociedad Calificadora de Riesgo, C.A.

Contactos:

Otto Rivero (212) 905.6383

Dictamen de Calificación de Riesgo.

Hoja Resumen.

Caracas - Venezuela, septiembre de 2006.

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

Tipo de título	Emisión N°	Monto	Denominación	Plazo
Papeles Comerciales	2006-I	Bs. 15.000.000.000,00.	En Bolívares.	Entre 15 y 360 días
Emisión aprobada en Asamblea General Ordinaria de Accionistas celebrada el día 21 de abril de 2006.				

Categoría	Subcategoría	Fecha del Dictamen	Edos. Financieros mas recientes	Próxima revisión
A	**A2**	7 de septiembre de 2006	Al 30/06/06 (no auditados)	En seis (6) meses.
Definición de la Categoría A: "Corresponde a aquellos instrumentos con una muy buena capacidad de pago de capital e intereses en los términos y plazos pactados, la cual no debería verse afectada ante eventuales cambios en el emisor, en el sector o área a que este pertenece o en la economía".				
Definición de la Subcategoría A2: "Se trata de instrumentos con un mínimo riesgo de inversión. Su capacidad de pago, tanto de capital como de los intereses, es muy buena. Según la opinión del Calificador, de producirse cambios predecibles en la sociedad emisora, en el sector económico a que ésta pertenece o en la marcha de la economía en general, no se incrementaría significativamente su riesgo".				
Por la Junta Calificadora: Otto Rivero, César Mendoza, Sarino Russo				

Fundamentos de la calificación:

- En 2005 y 2006, la contínua sobrevaluación del bolívar ha afectado las operaciones de Manpa, estimulando la importación de papeles (principalmente blancos) y reduciendo las exportaciones. No obstante, Manpa mantiene un sólido margen operativo: 9,8% en el primer semestre de 2006 y 10,8% en el AF05.

- La cobertura de intereses es holgada (11 veces en el primer semestre de 2006). Las bajas tasas de interés seguirán favoreciendo el servicio de la deuda la cual está contratada en su totalidad en bolívares. La deuda financiera neta representa un bajo porcentaje de las ventas del Emisor y de su patrimonio.

- Manpa mantiene una alta proporción de efectivo en el activo circulante a fin de enfrentar los ciclos adversos de la industria. Al 30/06/06 el Efectivo y equivalentes equivale al 60% de la deuda financiera.

- La sobrevaluación del bolívar puede ser corregida a inicios de 2007, reduciendo la amenaza de las importaciones en el sector e incrementando la competitividad de las exportaciones.

Perspectivas del Sector.

Manpa se dedica a la elaboración de productos intermedios de papel (bobinas o láminas utilizadas como insumo por empresas del ramo) de Impresión y Escritura, Envases y Embalajes e Higiénicos, y a su conversión en productos terminados de uso industrial, comercial, doméstico, escolar y de oficina. Las principales plantas se encuentran en Maracay, Edo. Aragua. En 2005, el 32% de la producción de Manpa se vendió en bobinas mientras que el 68% restante se convirtieron y vendieron como producto terminado; 94 % de dicha ventas fueron al mercado nacional.

Con el crecimiento del PIB en el segundo trimestre de 2006 (+9,2%), son once los períodos consecutivos de expansión económica que se han disfrutado, desde que en el cuarto trimestre de 2003 se revirtiera la tendencia contractiva que originara los acontecimientos políticos de los años 2002 y 2003, que incluyen el paro de la industria petrolera en diciembre 2002 - enero 2003. La cotización promedio de la cesta de exportación petrolera venezolana ha sufrido un fuerte incremento desde el segundo semestre de 2004, promediando US$ 64 por barril en julio de 2006. Los mayores ingresos petroleros unido a los procesos

electorales, han condicionado un incremento importante del gasto público por la vía presupuestaria y no presupuestaria (gasto social de PDVSA, BANDES, uso de las reservas). El Gobierno ha contado con recursos adicionales provenientes de la mayor recaudación fiscal y la adjudicación de letras del tesoro y VEBONOS. La economía se ha visto igualmente favorecida por la mayor estabilidad política, la agilización de la entrega de divisas por parte de CADIVI y las bajas tasas de interés. El consumo privado viene creciendo en los últimos dos años y medio, producto de la reducción del desempleo, los ajustes salariales y la redistribución del ingreso a través de las misiones. Los mayores ingresos en divisas del país, han permitido una acumulación de reservas internacionales que junto al control de cambios impuesto en febrero de 2003, le han conferido estabilidad al tipo de cambio.

Consumo Aparente de Bobinas de Papel (TM)				
Tipo de Papel	2002	2003	2004	2005
Impresión/Escritura	99.873	80.361	121.614	78.467
Envases/Envolturas	35.528	25.051	34.151	28.262
Higiénicos	124.729	86.919	141.165	156.252
Total:	260.130	192.331	296.930	262.981

Fuente Apropaca.

En 2003, el consumo aparente de bobinas de papel que fabrica el Emisor, se contrajo -26% (-6% en 2002). Los rubros mas afectados fueron los papeles Higiénicos (-30%), Envases y Envolturas (-29%) seguidos por Impresión y Escritura (-19%). En 2004, con el inicio del ciclo de expansión económica, la recuperación del consumo de este tipo de bobinas fue de 54%, superando en el rubro de Impresión y Escritura los niveles de 2001. Este comportamiento refleja una tendencia en períodos de restricciones cambiarias, a la conversión local de bobinas en lugar de la importación de productos finales. Con la agilización en la entrega de divisas por parte de CADIVI, en 2005 el consumo de bobinas de Envases y Envolturas e Impresión y Escritura volvió a contraerse, dando paso a la importación de productos finales. El consumo de Higiénicos continuó su expansión debido a la protección natural que posee contra la importación de productos terminados.

Producción de Bobinas de Papel (TM)				
Tipo de Papel	2002	2003	2004	2005
Impresión/Escritura	72.706	61.413	83.228	50.615
Envases/Envolturas	16.497	14.322	18.157	16.224
Higiénicos	81.439	64.539	134.334	148.560
Total:	170.642	140.274	235.719	215.399

Fuente Apropaca.

La producción nacional de bobinas se contrajo en los años 2002 y 2003, en magnitudes que van más allá de la contracción de la demanda interna, debido a la reducción de inventarios en el canal de distribución y los efectos de la sobrevaluación del tipo de cambio: Reducción de las exportaciones e incremento de la importación de productos finales e intermedios. El rubro más afectado fueron los Higiénicos. Con la recuperación de la actividad económica y del consumo en 2004, la producción de bobinas que fabrica el Emisor se expandió 54%. Todos los rubros tuvieron un desempeño positivo. En 2005, la producción de Higiénicos continuó su expansión a diferencia de Envases y Envolturas e Impresión y Escritura cuya producción se redujo. Con la agilización en la entrega de divisas, se incrementó la importación de productos terminados en estos últimos dos rubros.

Importación de Bobinas de Papel (TM)				
Tipo de Papel	2002	2003	2004	2005
Impresión/Escritura	27.167	43.512	71.677	47.092
Envases/Envolturas	16.030	10.729	15.994	12.038
Higiénicos	43.290	28.370	23.442	22.743
Total:	86.487	82.611	111.113	81.873

Fuente Apropaca.

En 2003, la importación en los segmentos analizados se contrajo -4%. El rubro mas beneficiado fueron los Higiénicos, sector donde han aparecido convertidores locales importantes e importación de productos finales de Colombia, y Envases y Envolturas, sector que ha sido afectado por importaciones de cementeras locales que anteriormente estaban relacionadas con productores locales de sacos. El rubro mas afectado fue Impresión y Escritura donde convertidores locales han sustituido producción nacional por importaciones de Colombia y Brasil principalmente. En 2004, las importaciones de Impresión y Escritura y Envases y Envolturas se incrementaron +64% y +49% respectivamente, reflejando la tendencia a la conversión local de bobinas en períodos de restricciones cambiarias. En 2005, con la agilización en la entrega de divisas, se incrementó la importación de productos terminados en estos últimos dos rubros, reduciéndose la importación de bobinas. En 2004 y 2005, la importación de papeles Higiénicos se contrajo conforme los productores locales recuperaron su mercado natural.

Exportación de Papeles (TM)				
Tipo de Papel	2001	2002	2003	2004
Impresión/Escritura	27.732	29.082	24.565	33.291
Envases/Envolturas	0	0	0	0
Higiénicos	23.717	16.060	5.990	16.611
Total:	51.449	45.142	30.555	49.902

Fuente Apropaca.

La sobrevaluación del bolívar y los atrasos del Gobierno en el pago del "Draw-Back" han afectado la exportación de papeles. A pesar de la contracción en

el consumo interno y la elevada capacidad ociosa, las exportaciones se contrajeron 12% en 2002 y 32% en 2003. El segmento mas afectado fue el de Higiénicos, observándose una mayor estabilidad en las exportaciones de Impresión y Escritura. En 2004, con el incremento en el precio internacional de papeles y una mejoría en la agilización del pago del "Draw-Back", las exportaciones sufrieron un incremento de +63,3%. En 2005, cuando la paridad cambiaria se mantuvo inalterada, las exportaciones volvieron a contraerse -31%.

A los factores que ocasionaron el fuerte incremento de los precios del petróleo en 2004 y 2005, se le suma en 2006 las tensiones político-militares en el Medio Oriente. Las proyecciones de los precios para el WTI, de diferentes fuentes, se ubican para 2007 en 67,7 US$/Brr. Los altos precios del petróleo y las elecciones previstas, seguirán condicionando el elevado gasto público. El control de cambio se mantendrá por razones políticas y técnicas. Consecuentemente, las tasas de interés internas, activas y pasivas, se mantendrán bajas. Bajo este escenario, las proyecciones son favorables para el sector donde se desenvuelve el Emisor, viéndose únicamente afectadas por la permanente amenaza de las importaciones y la falta de competitividad de las exportaciones.

En los rubros de Imprimir y Escribir y Envases y Envolturas, la principal competencia de Manpa proviene de las importaciones y productos sustitutivos como el plástico en sacos. En Higiénicos, los principales competidores son Papeles Venezolanos, C.A. y la multinacional Kimberley-Clark. En este rubro, Manpa tiene una mayor participación en papeles B y C, y sus competidores en papeles A y B.

Análisis financiero.

Rentabilidad.

En los últimos tres ejercicios, el Emisor muestra un sólido margen operativo. Manpa ha acometido importantes programas de reducción de costo, concentrándose en el negocio de papel (en el 2001 vendió los activos de la División Forestal). En 2002, a pesar de la fuerte contracción de la demanda, la devaluación del bolívar favoreció las exportaciones y elevó la competitividad de los productores locales frente a las importaciones. Los resultados, aunque inferiores a los del año anterior, fueron altamente positivos. En 2003, con el cierre virtual de Venepal y las dificultades para la obtención de divisas para la importación, el entorno favoreció aún más al productor local. El margen operativo de Manpa, al igual que sus ventas, se incrementó de nuevo a pesar de la fuerte contracción de la economía. En 2004, con la recuperación de la demanda, Manpa obtuvo un sólido margen operativo y mantuvo la tendencia positiva de su rentabilidad (ROA y ROE). En 2005 y en el primer semestre de 2006, la sobrevaluación del bolívar ha afectado las exportaciones de Manpa y su participación en el mercado nacional frente a las importaciones (en Impresión y Escritura y Envases y Evolturas). No obstante, los resultados se mantienen en niveles muy sólidos. En 2007, la esperada corrección del tipo de cambio debe elevar la competitividad de los productores locales.

Endeudamiento.

En el AF01, con el efectivo producido por la venta de activos del proyecto forestal, Manpa redujo su deuda financiera en 56%. En el AF02 el índice de cobertura cae ligeramente, debido al fuerte incremento de las tasas de interés, producto de la inestabilidad cambiaria que caracterizó dicho año. A partir del AF03, con el control de cambio, las tasas de interés locales han descendido progresivamente. Manpa ha aplicado sus excedentes de caja a la cancelación de deuda. Al cierre del AF04, el efectivo y equivalentes superaba la deuda financiera. Con los excelentes resultados operativos, la cobertura de intereses fue de 37 veces. En el AF05, la deuda financiera neta pasa a ser positiva, debido a los altos dividendos en efectivo cancelados por la compañía. Con los resultados operativos mas ajustados, la cobertura se redujo aunque sigue siendo holgada (16 veces). En 2006, la deuda financiera neta se mantiene positiva, representando sin embargo un porcentaje bajo de los ingresos por ventas y del patrimonio del Emisor. Se espera que el flujo de caja de Manpa cubra con holgura la carga financiera.

Solvencia y liquidez.

En el AF02, como resultado de la inestabilidad cambiaria y de la contracción de la demanda, se acumularon mayores inventarios de productos terminados y materias primas, estos últimos con sus correspondientes cuentas por pagar en divisas. La liquidez y la prueba del ácido sufrieron una reducción considerable. Ambos índices se han fortalecido desde entonces con una mayor rotación de los inventarios de productos terminados (que ha mas que compensado la mayor acumulación de materias primas) y una cancelación mas rápida de las cuentas por pagar, mostrando valores holgados al cierre del AF04. En el AF05, la mayor acumulación de productos terminados y el inventario en tránsito redujo la liquidez respecto al ejercicio anterior. La rotación del inventario se ha recuperado en el primer semestre de

2006. En la composición del activo circulante, el Emisor mantiene una alta proporción de efectivo a fin de enfrentar los ciclos adversos de la industria.

Eficiencia.

La concentración en el negocio de papel, mejoró el uso de los activos hasta el año 2001. En el AF02, los índices de eficiencia desmejoraron ya que, si bien las ventas permanecieron prácticamente constantes, los valores corrientes del activo fijo se incrementaron sensiblemente con la devaluación. En 2006 la recuperación de los índices obedece al mejor desempeño de las ventas netas.

Sensibilidad al entorno.

Manpa redujo su posición corta en dólares, conforme se incrementó la inestabilidad cambiaria y posteriormente con las restricciones impuestas al cambio de divisas. La cancelación de préstamos a largo plazo con instituciones financieras, en algunos casos de forma anticipada, contribuyó a tal fin. Luego de reflejar una posición larga al cierre del AF04, la posición corta de Manpa en el AF05 se deriva de la mayor importación de materias primas, acumulando así un monto importante de cuentas por pagar comerciales en moneda extranjera, y la caída de las exportaciones producto de la sobrevaluación que normalmente aqueja nuestra moneda. Al 30/06/06, el 100% de la deuda financiera de Manpa está contratada en bolívares. El control de cambios permitirá un bajo nivel de tasas de interés locales, con baja de volatilidad. Por otra parte, el apalancamiento operativo de Manpa es bajo (reduciendo la volatilidad de los resultados operativos); la materia prima representa alrededor del 70% del costo de producción.

Indices y Cifras Seleccionadas	Jun 06	Jun 05	Dic 05	Dic 04	Dic 03
Rentabilidad (%)					
Margen en operaciones	9,8	11,9	10,8	19,0	22,9
Margen neto	8,2	13,6	9,6	14,0	7,5
Utilidad neta/Patrimonio (ROE)	* 4,0	* 5,5	8,5	12,4	5,2
Utilidad neta/Total Activos (ROA)	* 2,7	* 3,9	5,8	9,1	4,0
Endeudamiento (veces)					
EBITDA/Intereses netos	10,72	25,98	15,80	36,74	17,88
Deuda financiera neta/Ventas netas	* 0,08	* 0,03	0,09	-0,02	0,00
Total pasivo/Patrimonio+Intereses minoritarios	0,45	0,41	0,46	0,35	0,19
Pasivo circulante/Total pasivo	0,69	0,62	0,70	0,55	0,91
Deuda financiera./Total pasivo	0,21	0,16	0,26	0,11	0,20
Efectivo y equivalentes/Deuda financiera a corto plazo	0,60	0,79	0,32	1,38	0,85
Deuda financiera neta (Millones de Bs.)	16.085	5.913	33.855	-6.150	-
Solvencia y liquidez (veces)					
Liquidez (Activo circulante/Pasivo circulante)	1,39	1,51	1,34	1,68	1,75
Prueba del ácido	1,07	1,08	0,92	1,29	1,10
Rotación de cuentas por cobrar	5,73	6,45	6,56	6,12	5,6
Rotación de inventarios	7,63	5,60	4,95	8,27	3,9
Efectivo e Inversiones temporales/Activo circulante	0,14	0,13	0,09	0,16	0,11
Eficiencia (veces)					
Ventas netas/Total activo	* 0,67	* 0,58	0,61	0,65	0,53
Ventas netas/Activo fijo	* 0,96	* 0,80	0,87	0,86	0,72

(*) Resultados del semestre anualizados (multiplicando por dos) para fines comparativos.

Nota: Los resultados correspondientes al primer semestre de 2006 y primer semestre de 2005, y de los años fiscales 2005 y 2004, corresponden a los estados financieros del Emisor preparados sobre la base de las Normas Internacionales de Información Financiera (NIIF). Los estados financieros de los años fiscales 2003 (y anteriores), fueron elaborados conforme a las normas establecidas por la Comisión Nacional de Valores y están expresados en moneda constante.

ADVERTENCIA:
El presente dictamen no implica recomendación para comprar, vender o mantener los títulos valores calificados, ni implica una garantía de pago del título sino una valuación sobre la probabilidad de que el capital del mismo y sus rendimientos sean cancelados oportunamente.

Características de la Emisión

Emisor: Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Identificación de la Emisión: PC-2006-I

Tipo de Emisión: Papeles Comerciales

Monto: Hasta Bs. 15.000 millones.

Rendimiento: Fijado al momento de la emisión

Plazo: Entre 15 y 360 días

Riesgo: **A2**

Categoría A Corresponde a aquellos instrumentos con una muy buena capacidad de pago de capital e intereses en los términos y plazos pactados, la cual no debería verse afectada ante eventuales cambios en el emisor, en el sector o área a que éste pertenece, o en la economía. Solo en casos extremos, pudiera afectarse levemente el riesgo del instrumento calificado.

Subcategoría A2 Se trata de instrumentos con un mínimo riesgo de inversión. Su capacidad de pago, tanto del capital como de los intereses, es muy buena. Según la opinión del calificador, de producirse cambios predecibles en la sociedad emisora, en el sector económico a que ésta pertenece o en la marcha de la economía en general, no se incrementaría significativamente su riesgo.

Periodicidad de Revisión: Este dictamen será revisado a los ciento ochenta días contados a partir del inicio de la oferta pública o cuando Fitch Venezuela S.A., tenga conocimientos de hechos que puedan alterar substancialmente el nivel de riesgo de los títulos valores emitidos.

Uso de los Fondos: Los fondos provenientes de la colocación de la presente emisión de papeles comerciales se destinarán 100% a cubrir las necesidades de capital de trabajo, entendiéndose como tal, a la diferencia entre las cuentas por cobrar más los inventarios menos las cuentas por pagar. Esta diferencia normalmente se origina por el desfase existente entre las compras de materias primas, su procesamiento y transformación en productos terminados, la venta del producto y posteriormente su cobranza.

Autorización de la Emisión: La emisión fue aprobada en Asamblea General Ordinaria de Accionistas celebrada el día 21 de abril de 2006.

Información Procesada:

1. Edos. Financieros consolidados del emisor para el período 2000-2006.
2. Entrevistas a Ejecutivos de la empresa.
3. Reportes de FITCH Ratings Ltd.

Sustento de la Calificación: Análisis Financiero de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. publicado en septiembre de 2006.

Carlos Fiorillo   Pedro El Khaouli   Hilario Ramírez

Septiembre 2006

"Esta calificación no implica recomendación para comprar, vender o mantener un título valor, ni implica una garantía del pago del título, sino una valuación sobre la probabilidad de que el capital del mismo y sus rendimientos sean cancelados oportunamente."

RESUMEN DEL DICTAMEN DE CALIFICACIÓN DE RIESGO

EMISOR: **MANUFACTURAS DE PAPEL C.A.. (MANPA) S.A.C.A. y Filiales**

DESCRIPCION DE LOS TITULOS: Papeles Comerciales al portador hasta por la cantidad de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,00), emisión aprobada en Asamblea Extraordinaria de Accionistas celebrada el 21 de Abril de 2006.

PLAZO DE LOS TITULOS: Entre 15 y 360 días.

USO DE LOS FONDOS: Según lo informado por la Gerencia, los fondos requeridos por MANUFACTURAS DE PAPEL C.A.. (MANPA) S.A.C.A. y Filiales se destinarán en un 100% a cubrir las necesidades de Capital de Trabajo.

INFORMACION ANALIZADA:

a) Estados financieros al 31 Diciembre de los años 2004 y 2005, auditados por Lara, Marambio & Asociados, y un corte interino no auditado a Junio de 2006.
b) Entrevistas con Ejecutivos de la empresa.
c) Información sectorial.

RIESGO: **A2**

Categoría: **"A"**: Corresponde a aquellos instrumentos con una buena capacidad de pago de capital e intereses en los términos y plazos pactados, la cual no debería verse afectada ante eventuales cambios en el emisor, en el sector o área a que éste pertenece, o en la economía, sólo en casos extremos, pudiera afectarse levemente el riesgo del instrumento calificado.

Sub-categoría: **"A2"**: Se trata de instrumentos con mínimo riesgo de inversión, su capacidad de pago, tanto del capital como de los intereses, es muy buena. Según la opinión del calificador, de producirse cambios predecibles en la sociedad emisora, en el sector económico a que ésta pertenece o en la marcha de la economía en general, no se incrementaría significativamente su riesgo.

PERIODICIDAD DE LA REVISION: Ciento ochenta (180) días contados a partir del inicio de la oferta pública autorizada por la Comisión Nacional de Valores, o cuando CLASIFICADORES ASOCIADOS S&S, C.A. (S&S) tenga conocimiento de hechos que puedan alterar sustancialmente el nivel de riesgo de los títulos valores emitidos.

EDUARDO GRASSO V. | JUAN A. RODRIGUEZ B. | BEATRIZ FERNANDEZ R.

Caracas, 11 de Septiembre de 2006

Nº DIC-CASS-08/2006

4. INFORMACION COMPLEMENTARIA

La Información adicional sobre la emisión puede obtenerse en las oficinas de MANPA, ubicadas en la Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, a través de las siguientes personas:

- JUAN ANTONIO LOVERA jlovera@manpa.com.ve — Telf.: 901.23.25 / 23.35

- LETICIA LEVEL llevel@manpa.com.ve — Telf.: 901.22.45

"LOS RESPONSABLES QUE SUSCRIBEN, DECLARAN QUE CONJUNTA E INDIVIDUALMENTE ACEPTAN, A TODOS LOS FINES LEGALES CONSIGUIENTES, LA RESPONSABILIDAD DEL CONTENIDO DEL PRESENTE PROSPECTO Y QUE EL MISMO ES VERDADERO Y NO CONTIENE INFORMACION QUE PUEDA INDUCIR A ERROR AL PUBLICO Y QUE NO CONOCEN NINGUN OTRO HECHO O INFORMACION IMPORTANTE CUYA OMISION PUDIERE ALTERAR LA APRECIACION QUE SE HAGA POR PARTE DEL PUBLICO DEL CONTENIDO DE ESTE PROSPECTO."

PERSONAS RESPONSABLES DEL CONTENIDO DEL PROSPECTO:

- JUAN ANTONIO LOVERA — ***C.I. N° 5.534.882***
Vicepresidente Corporativo de Finanzas

- LETICIA LEVEL — ***C.I. N° 6.401.405***
Gerente de Planificación Corporativa

DIRECCION: Av. Francisco de Miranda, Torre Country Club, Piso N° 11, Chacaíto

TELEFONOS: 901.23.35

FAX: 901.23.17

INDICE GENERAL

MANPA

Manufacturas de Papel, C.A., (MANPA) S.A.C.A

EMISION DE PAPELES COMERCIALES AL PORTADOR
-2006-
Monto Máximo Autorizado: Bs. 15.000.000.000,00

Coordinador:

MANPA

Manufacturas de Papel, C.A. (MANPA) S.A.C.A

MANPA

PROSPECTO

MANUFACTURAS DE PAPEL C.A.
(MANPA) S.A.C.A.

www.manpa.com.ve

Capital Autorizado:	Bs.	45.880.188.480,oo
Capital Suscrito:	Bs.	22.940.094.240,oo
Capital Pagado:	Bs.	22.940.094.240,oo

OFERTA PUBLICA DE PAPELES

COMERCIALES AL PORTADOR

MONTO MAXIMO AUTORIZADO PARA CIRCULAR:

QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo)

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.	**Categoría "A" Subcategoría "A2"**
FITCH VENEZUELA, SOCIEDAD CALIFICADORA DE RIESGO, S.A	**Categoría "A" Subcategoría "A2"**
CLASIFICADORES ASOCIADOS S&S, C.A	**Categoría "A" Subcategoría "A2"**

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL

REPRESENTANTE COMUN DE LOS TENEDORES DE PAPELES COMERCIALES

EMISION: 2006 - I

La presente emisión de Papeles Comerciales fue aprobada en la Asamblea General Ordinaria de Accionistas celebrada el 21 de Abril de 2.006, inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 03 de mayo de 2.006, Nº 26, Tomo 57-A-Pro, y aprobada por la Junta Directiva según Acta No. 947 de fecha 30 de junio de 2006.

CERTIFICACION DE LA COMISION NACIONAL DE VALORES:

"LA COMISION NACIONAL DE VALORES CERTIFICA QUE SE HAN CUMPLIDO LAS DISPOSICIONES DE LAS NORMAS RELATIVAS A LA EMISION, OFERTA PUBLICA Y NEGOCIACION DE PAPELES COMERCIALES EN LO QUE RESPECTA A LA SOLICITUD DE AUTORIZACION PARA HACER OFERTA PUBLICA EN LOS TERMINOS Y CONDICIONES QUE SE DESCRIBEN EN ESTE PROSPECTO. NO CERTIFICA LA CALIDAD DE LA INVERSION".

La autorización para emitir Papeles Comerciales quedó inscrita en el Registro Nacional de Valores mediante Resolución Nº 125-2006 del 29 de Septiembre de 2006 y tendrá una vigencia de un (1) año calendario contado a partir del día siguiente a la fecha de emisión de la primera serie.

1. INFORMACION BASICA SOBRE LA EMISION

1.1 Tipo de Documento:

Papeles Comerciales al Portador

1.2 Monto Autorizado para Circular:

El monto máximo de papeles comerciales que podrá estar en circulación en cualquier momento durante la vigencia de la autorización es de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,00). La autorización tendrá un plazo de vigencia no superior a un (1) año calendario contado a partir del día siguiente a la fecha de emisión de la primera serie, la cual deberá ofertarse públicamente dentro de los tres (3) meses siguientes, contados a partir de la fecha de la autorización otorgada por la Comisión Nacional de Valores.

1.3 Emisiones:

Las emisiones podrán efectuarse en una o varias series, simultáneas o sucesivas, serán en bolívares y ninguna podrá ser inferior al diez por ciento (10%) del monto máximo autorizado.

El monto total, a valor nominal, de las series en circulación no podrá exceder en cualquier momento el monto global autorizado de QUINCE MIL MILLONES DE BOLIVARES CON 00/100 (Bs. 15.000.000.000,00). A los fines del cálculo del monto máximo en circulación, no se computará el valor nominal de Papeles Comerciales emitidos pero aún no colocados en el mercado.

1.4 Plazos:

Los títulos tendrán un vencimiento fijo no inferior a quince (15) días, ni superior a trescientos sesenta (360) días contados a partir de la fecha de emisión, según lo contemplado en el Artículo N° 50 de la LEY DE MERCADO DE CAPITALES". Los plazos serán definidos en la publicación de prensa correspondiente, a ser realizada al inicio de la colocación de cada serie.

El plazo de vencimiento no podrá ser anticipado y, no podrá ser posterior a la fecha de expiración de la autorización otorgada por la Comisión Nacional de Valores, de acuerdo al Art. Nº 2 de las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales. Únicamente en caso de mora, la asamblea de los tenedores de papeles comerciales podrá convenir un plazo mayor.

1.5 Precio al Público:

El precio al público de la colocación primaria de los títulos de papeles comerciales que integrarán cada serie que se emita en base a esta autorización podrá ser a su valor par, a descuento o con prima.

Las respectivas tasas de interés y el rendimiento efectivo se definen en el punto 1.7 del presente prospecto.

1.6 Colocación:

La colocación de cada una de las series de la presente emisión se podrá realizar bajo cualquiera de los siguientes sistemas de colocación: "Colocación en Base a Mayores Esfuerzos", "En Firme" o "Garantizada", según lo que se determine en la oportunidad de cada serie.

EL EMISOR, podrá colocar directamente las series que se emitan en base a esta autorización, pudiendo utilizar los Corredores Públicos de Títulos Valores como Agentes de Distribución. En la oportunidad de cada serie se determinará EL(LOS) AGENTE(S) DE COLOCACION respectivo(s) y constará en el aviso de prensa correspondiente.

1.7 Intereses o Rendimiento:

Las respectivas tasas de interés y el rendimiento efectivo proporcionado por las mismas se determinarán en el momento de la colocación inicial de cada una de las series y constará en el respectivo Título Único y notificado a través del aviso de prensa de oferta publica correspondiente.

1.8 Custodia de los Títulos:

Cada una de las series que se emitan en base a esta autorización estará conformada por un Título Único por el monto total de la serie efectivamente colocado, el cual permanecerá en custodia de Venezolano de Crédito, S. A. Banco Universal, quien emitirá Certificados de Custodia Negociables igual al número de inversionistas que posea cada serie.

1.9 Representante Común de los Tenedores de Papeles Comerciales:

La Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., en su reunión de fecha 30 de junio de 2.006, acordó la designación del Venezolano de Crédito, S.A. Banco Universal, como Representante Común de los Tenedores de Papeles Comerciales, tal designación fue aprobada por la Comisión Nacional de Valores el 29 de Septiembre de 2006, bajo el No. 125-2006.

1.10 Mercado Secundario:

Dentro de los veinte (20) días siguientes a la fecha en que haya concluido el proceso de colocación primaria de cada serie, podrá solicitar la inscripción del Título Único o de los Títulos que conforman la misma en la Bolsa de Valores de Caracas, C.A.

1.11 Pago de los Títulos:

Los títulos que componen cada serie serán pagados a su vencimiento por Manufacturas de Papel, C.A. (MANPA) S.A.C.A., en la Av. Francisco de Miranda con esquina El Parque, Torre Country Club, Piso 11, Chacaíto, Caracas.

1.12 Uso de los Fondos:

Los fondos provenientes de la colocación de la presente emisión de Papeles Comerciales, se destinarán cien por ciento (100 %) a cubrir las necesidades de Capital de Trabajo, entendiéndose como tal, a la diferencia entre las Cuentas por Cobrar más los inventarios menos las Cuentas por Pagar. Esta diferencia normalmente se origina por el desfase existente entre las compras de materias primas, su procesamiento y transformación en productos terminados, la venta del producto y posteriormente su cobranza.

1.13 Calificación de Riesgos:

En cumplimiento con lo establecido en las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales, a continuación se presenta un resumen de los resultados del proceso de calificación de riesgo de los papeles comerciales que integran la presente oferta pública:

- CLAVE, SOCIEDAD CALIFICADORA DE RIESGO C.A.

"La Junta Calificadora le otorga a la presente emisión la categoría A, sub- categoría A2"
Esta calificación se fundamenta en:

-En 2005 y 2006, la continua sobre valuación del bolívar ha afectado las operaciones de Manpa, estimulando la importación de papeles (principalmente blancos) y reduciendo las exportaciones. No obstante, Manpa mantiene un sólido margen operativo: 9,8 % en el primer semestre de 2006 y 10,8 en el AF05.

-La cobertura de intereses es holgada (11 veces en el primer semestre de 2006). Las bajas tasas de interés seguirán favoreciendo el servicio de la deuda la cual está contratada en su totalidad en bolívares. La deuda financiera neta representa un bajo porcentaje de las ventas del Emisor y de su patrimonio.

-Manpa mantiene una alta proporción de efectivo en el activo circulante a fin de enfrentar los ciclos adversos de la industria. Al 30/06/06 el Efectivo y Equivalentes equivale al 60% de la deuda financiera.

-La sobrevaluación del bolívar puede ser corregida a inicios de 2007, reduciendo la amenaza de las importaciones en el sector e incrementando la competitividad de las exportaciones.

- FITCH VENEZUELA, SOCIEDAD CALIFICADORA DE RIESGO S.A.

"La Junta Calificadora le otorga a la presente emisión la categoría A, sub- categoría A2"
Esta calificación se fundamenta en:

-MANPA constituye una de las empresas más reconocidas del sector de pulpa y papel en Venezuela, con más de 50 años de operaciones, ofreciendo productos intermedios y

terminados en los segmentos de higiénicos, bolsas, empaques, resmas, formas continuas, productos escolares y de oficina. Su estrategia se ha orientado hacia su consolidación como empresa papelera integrada a fin de poder enfrentar los ciclos propios del negocio papelero, siendo que además la empresa ha llevado a cabo una reestructuración operativa y administrativa a fin de mejorar sus niveles de eficiencia.

-Durante los años 2004 y 2005, el nivel de ventas en TM reflejó una tendencia creciente respecto al año 2003 por el aumento del Producto Interno Bruto real mientras que aún cuando para el último año, la menor devaluación del bolívar favoreció los precios relativos de los productos importados. De esta forma, el volumen de ventas experimentó en el año 2005 un descenso de 11% con relación al año anterior. Sin embargo, para el caso de las ventas de papeles higiénicos, éstas han mantenido una tendencia creciente desde el año 2004.

-MANPA ha mantenido una sólida posición de mercado a nivel nacional en su segmento más importante (higiénicos), alcanzando actualmente, de acuerdo a información de la gerencia, una participación cercana al 40%. Este posicionamiento de mercado es consecuencia de las inversiones efectuadas en planta a fin de realizar las mejoras tecnológicas necesarias para obtener productos competitivos, así como de la amplia red de distribución que posee a nivel nacional. Dentro del sector de imprimir y escribir, así como de empaque y embalaje, la empresa constituye el principal fabricante de productos de estos segmentos, siendo que su participación de mercado se ha visto desfavorecida en los últimos años por el ingreso de productos importados.

-MANPA mantiene conservadores indicadores de apalancamiento y cobertura de deuda a pesar de que estos indicadores desmejoraron en el año 2005. Así el aumento del pago de dividendos en efectivo durante el año 2005 produjo el crecimiento de la deuda financiera en el período, con lo cual la relación deuda total ajustada a EBITDA se incrementó hasta 0,8 veces. Por su parte, la cobertura de gastos financieros se ubicó en 15,8 veces, disminuyendo respecto al año 2004. No obstante el aumento de la deuda financiera a corto plazo, MANPA mantiene adecuados indicadores de liquidez, siendo que el índice de EBITDA a gastos financieros y deuda a corto plazo, se situó en 1,2 veces y su generación de caja permite cubrir sus necesidades de capital de trabajo

-Las operaciones de MANPA durante los primeros 6MAF06, culminado el 30 de junio de 2006, reflejaron un nuevo descenso del margen EBITDA por efecto del aumento de los costos de producción que no han podido trasladarse en los precios de venta. Sin embargo, el adecuado manejo del capital de trabajo permitió la reducción de la deuda financiera a pesar del mantenimiento de la política de pago de significativos dividendos en efectivo, reflejándose en una mejora de los indicadores de apalancamiento y liquidez.

-Vale destacar que aún cuando MANPA ha incrementado sus niveles de apalancamiento su perfil financiero continua siendo sólido. Su exposición a los ciclos del mercado de papel a nivel internacional, el impacto de los controles de precios en una porción de sus productos y la política de dividendos registrada en los últimos años pudieran afectar desfavorablemente el desempeño de sus indicadores de apalancamiento, de liquidez y de su flujo de caja, aun cuando la flexibilidad financiera observada en el pasado, harían prever que estos indicadores se mantendrían en niveles cónsonos con la calificación otorgada.

- CLASIFICADORES ASOCIADOS S&S, C. A

"La Junta Calificadora le otorga a la presente emisión la categoría A, sub- categoría A2 "
Esta calificación se fundamenta en:

MANPA ha logrado estabilizar sus resultados financieros que se habían visto afectados al cierre de Dic-05 por algunas condiciones adversas del mercado, en los segmentos que concentran la mayor parte de sus Ingresos, tales como el impacto causado por las importaciones en su línea de papel blanco. No obstante, con la recuperación del consumo del papel higiénico y la disminución que de acuerdo a la Gerencia se ha venido registrando en los últimos meses de las importaciones, se espera que el equilibrio hasta ahora logrado, se mantenga a lo largo del plazo de emisión de la presente serie de Papeles comerciales

Estos dictámenes no implican la recomendación para comprar, vender o mantener los títulos valores calificados, ni implica una garantía de pago del título. Son unas valuaciones sobre la probabilidad de que el capital del mismo y sus rendimientos sean cancelados oportunamente.

2. INFORMACION SOBRE LA SOCIEDAD EMISORA.

2.1 Nombre, Actividad Principal, Domicilio y Duración:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., es una compañía de las estipuladas en el Código de Comercio. Tiene su domicilio en la ciudad de Caracas, y de acuerdo a lo establecido en la cláusula Nº 2 de sus estatutos, podrá establecer plantas, fábricas, agencias o sucursales donde la Junta Directiva de la Sociedad lo creyera necesario o conveniente. La duración de la compañía es hasta el 31 de diciembre del año dos mil cincuenta y uno (2051), de acuerdo a lo resuelto por la Asamblea General Ordinaria de Accionistas, celebrada el 22 de abril de 1994, cuya acta fue registrada en el Registro Mercantil Primero de Circunscripción Judicial del Distrito Federal y Estado Miranda en fecha 24 de mayo de 1994, bajo el Nº 24 Tomo 55 - A Pro.

Objeto Social

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. conforme a lo dispuesto en la cláusula Nº 1 de sus estatutos, es una sociedad por Acciones que tiene por objeto fundamental la fabricación de pulpa de papel, de papel y la manufactura de todo género de artículos de papel, en especial, sacos y bolsas de toda especie, impresos o no; y, en general, la industrialización del papel de la manera más amplia. Podrá igualmente emprender, tomar parte en cualquier forma o adquirir acciones de otras empresas, que tengan o no, conexión con los objetos fundamentales de la sociedad; celebrar todo género de contratos, aún cuando no tengan relación con la fabricación de papel, su industrialización y manufactura, adquirir o recibir por cualquier título todo género de bienes muebles o inmuebles y valores de cualquier naturaleza, enajenarlos y gravarlos.

Dirección de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

Oficinas de Caracas:

Av. Francisco de Miranda con esquina El Parque, Torre Country Club. Piso 11, Chacaito. Caracas.

Teléfonos: (0212) 901 23 35 Fax: (0212) 901 23 17

La dirección de la página web de la compañía en Internet es: www.manpa.com.ve

Plantas:

<u>División Molino I.E.E. y División F.C.R.R</u>:

Avenida Aragua, Maracay, Estado Aragua.

Teléfono: (0243) 240 11 15 – 240 11 16 – 240 10 90 Fax: (0243) 240 10 33

<u>División Molino Higiénico</u>:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Estado Aragua.

Teléfono: (0243) 240 75 48 – 240 74 88 Fax: (0243) 272 39 02

<u>División Bolsas, División Sacos y División Productos Escolares y de Oficina</u>:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Estado Aragua.

Teléfono: (0243) 240.10.01 Fax: (0243) 234.58.56

2.2 Datos del Registro:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. fue fundada en 1950. El acta constitutiva y estatutos sociales de la compañía fueron inscritos en el Registro de Comercio llevado por el Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B (Expediente N° 3.251). Su última modificación de estatutos fue inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda el 14 de Julio de 1999, bajo el Nº 35, Tomo 141-A-Pro.

2.3 Personal Directivo y Ejecutivo:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es administrada por una Junta Directiva compuesta por once (11) Miembros Principales y once (11) Suplentes, quienes duran dos (2) años en el ejercicio de sus funciones. La actual Junta Directiva fue elegida en la Asamblea General Ordinaria de Accionistas, celebrada el 21 de Abril de 2.006.

Directores Principales:

CARLOS DELFINO T. - Presidente de la Junta Directiva

Licenciado en Ciencias Administrativas, Segundo Vicepresidente de Corporación Industrial de Energía C.A., Director Suplente de Turboven Company, Director Suplente de Turbogeneradores Maracay, C.A., Director Suplente de Turbogeneradores de Venezuela,

C.A., Director de C.A. Fábrica Nacional de Cementos, Director de Cementos Táchira, C.A., Presidente Ejecutivo de Inmuebles y Valores 231107, S.A., Ex-Presidente de la Junta Directiva de la Corporación Forestal Imataca, Ex-Director de Banex Mercado de Capitales, Ex-Presidente de la Junta Directiva de C.A. Fábrica Nacional de Cementos, Ex-Presidente de la Junta Directiva de C.A. Cementos Táchira y Ex-Presidente de la Asociación Venezolana de Productores de Cementos.

JUAN CARLOS CARPIO DELFINO - Director Principal
Licenciado en Administración, Presidente Ejecutivo de Agroindustrial y Agropecuaria Mandioca, C.A., Segundo Vice-Presidente de Inmuebles y Valores 231107, S.A. y Director de Corporación Industrial de Energía C.A., Presidente del Consorcio Latinoamericano y del Caribe para el Desarrollo e Investigación de la Yuca (CLAYUCA) y Miembro de la Junta Nacional de la Yuca.

ALFREDO EDUARDO TRAVIESO PASSIOS - Director Principal
Abogado egresado de la Universidad Católica Andrés Bello, con Post-Grado en la misma Universidad y en la Universidad de Michigan, Estados Unidos de América. Socio Principal del Escritorio Tinoco, Travieso, Planchart & Núñez; Presidente de Hamburg Süd de Venezuela, C.A. y del Grupo Emboca, C.A.; Director Principal de las Juntas Directivas de Mercantil Servicios Financieros, C.A. y del Banco Mercantil, C.A. (Banco Universal), Commercebank Holding Corp., Corporación Industrial de Energía, C.A., Centro Comercial Judibana, C. Hellmund & Cía, Tapas Corona, S.A., Ars Publicidad, C.A., Venamcham; Presidente de la Asociación Venezolana de Derecho Financiero y; Miembro de la Asociación Venezolana de Derecho Tributario, del Internacional Bar Association y del International Academy State & Trust.

GUSTAVO GOMEZ RUIZ – Director Principal
Arquitecto, Arquitecto Director de GS Arquitectura SRL., Director Gerente de GRS Construcciones C.A., Director de Inversiones Transbanca, Director de Jardines El Cercado, C.A., Director del Banco Hipotecario Activo, Ex–Arquitecto de la División de Arquitectura de Técnica Constructora, Ex–Director del Banco Hipotecario del Centro, Ex–Director de la Sociedad Financiera Mercantil, Ex–Director Principal del Banco Caracas, Ex–Director de Banco Bolívar y Ex–Director de Dragados y Construcciones de Venezuela.

ARNALDO AÑEZ DELFINO - Director Principal

Licenciado en Ciencias Administrativas, Director Gerente de Proyectos y Realización de Empresas, C.A., Director Asesor de Empresas Inmobiliarias, Ex-Asistente a la Gerencia de Planta Control de Costos de la C.A. Fábrica de Papel de Maracay y Ex-Director de Corporación Industrial de Energía C.A.

ELENA DELFINO P.- Director Principal

Abogado, Director Suplente de Corporación Industrial de Energía C.A., Ex-Director de Corporación Forestal Imataca C.A. y Ex-Director de Aserradero Venwood C.A.

ALICIA MARIELA PAPARONI M. - Director Principal

Médico Cirujano con especialidad en Pediatría y Director de Corporación Industrial de Energía, C.A.

CARLOS HENRIQUE PAPARONI - Segundo Vicepresidente de la Junta Directiva

Abogado, Presidente de la Junta Directiva de Inmuebles y Valores 231107, S.A. y Director de Corporación Industrial de Energía C.A.

NELSON ISAMIT – Director Principal

Ingeniero Industrial, Analista de Control Estadístico, Post-Grado en el Instituto Tecnológico y de Estudios Superiores de Monterrey (México), Ex-Gerente de Planta en Autopartes Nacionales (Autoparna) (1983-2003) y Director Principal de Corporación Industrial de Energía, C.A.

CELESTINO MARTINEZ P. - Primer Vicepresidente de la Junta Directiva

Ingeniero Civil, Master en Ingeniería Civil, Master en Ingeniería Industrial, PHD-Stanford en Ingeniería Industrial, Presidente Ejecutivo y Director de Corporación Industrial de Energía C.A., Primer Vice-Presidente de Inmuebles y Valores 231107, S.A., Director de C.A. Fábrica Nacional de Cementos, Director de Cementos Táchira, C.A., Director Principal de Turboven Company, Director Principal de Turbogeneradores Maracay, C.A. y Director Principal de Turbogeneradores de Venezuela, C.A.

JULIO BUSTAMANTE - Director Principal

Director, Promotor y Accionista de Agropecuaria Dos Caminos, C.A., de Grupo Las Plumas, de Althogar, C.A., Promotor y Director de la Fundación Museo Nacional de la Agricultura, Director de Corporación Industrial de Energía C.A., Director Principal de Inmuebles y Valores 231107 S.A., Promotor del Centro de Estudios Los Caminos, Director de Arrocera Piedras Blancas, C.A., Ex-Presidente y Miembro de la Directiva de la Sociedad de Ganaderos de Portuguesa y Ex–Director de la Federación Nacional de Ganaderos de Venezuela.

Directores Suplentes:

ALBERTO DELFINO T - Director Suplente

Licenciado en Administración y Mercadeo, Director Suplente de Corporación Industrial de Energía C.A. y Director Suplente de Inmuebles y Valores 231107, S.A.

RICARDO DELFINO M - Director Suplente

Licenciado en Administración, Presidente Ejecutivo de Cement Express, C.A., de Transporte 2993, C.A. y Transporte Transbk, C.A., Director Suplente de Corporación Industrial de Energía C.A. y Director Suplente de Inmuebles y Valores 231107, S.A.

ARMANDO MARTINEZ M. – Director Suplente

Ingeniero Civil, Master Operations Research- Cornell, Master Decisions Analisys-Stanford, PHD Enginering Management-Stanford, Director Suplente de Turboven Company, Director Suplente de Turbogeneradores Maracay, C.A., Director Suplente de Turbogeneradores de Venezuela, C.A., Gerente General de Soltuca, Director de Corporación Industrial de Energía, C.A.

GUILLERMO SALAS DELFINO - Director Suplente

Licenciado en Física, Post-Grado en Física, Ex-Director de Corporación Industrial de Energía C.A., Promotor y Constructor de varios desarrollos inmobiliarios (Desarrollo Turístico Puinare, C.A. y Construcciones Rhone, C.A.)

MIGUEL ENRIQUE CARPIO DELFINO - Director Suplente

Arquitecto, Fundador del Instituto de Arquitectura Urbana, Miembro del Consejo Directivo del Instituto de Arquitectura Urbana, Miembro Suplente de la Junta Directiva del Banco

Exterior, C.A., Miembro de la Junta Directiva de la Fundación de la Vivienda Popular, Ex-Director de Corporación Industrial de Energía C.A. y Ex-Profesor de la Universidad Simón Bolívar, miembro activo de la Cámara Nacional Inmobiliaria.

CARLOS SOTO RIVERA - Director Suplente

Médico Radiólogo, Director del Hospital de Clínicas Caracas, Director de Inmuebles y Valores 231107, S.A. y Ex-Primer Vicepresidente de Corporación Industrial de Energía C.A.

ALEJANDRO DELFINO T - Director Suplente

Licenciado en Administración de Negocios, Presidente Ejecutivo de Manufacturas de Papel, C.A (MANPA) S.A.C.A., Director Suplente de Corporación Industrial de Energía C.A, Director Principal de Turboven Company, Director Principal de Turbogeneradores Maracay, C.A., Director Principal de Turbogeneradores de Venezuela, C.A., Ex -Director de la Cámara de Industriales de Caracas y Ex-Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

FERNANDO PAPARONI M - Director Suplente

Arquitecto y Corredor de Seguros, Director Suplente de Turboven Company, Director Suplente de Turbogeneradores Maracay, C.A., Director Suplente de Turbogeneradores de Venezuela, C.A., Director Gerente General de Constructora Tramontana, C.A., Director Gerente de Promociones Cateto, S.A., Director Gerente de Inmobiliaria Ara, S.A., Director Gerente de Inversiones 9861680, C.A., Director Gerente Inversiones Veiqueve, S.A., Presidente de Representaciones Cats 2000, C.A., Director Suplente de Corporación Industrial de Energía, C.A., S.A.C.A., Director de Inmuebles y Valores 231107, S.A., Director de la Fundación Carlos Delfino, Ex-Vicepresidente de Adriática de Seguros, C.A., Ex-Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA), Ex–Presidente de Inmobiliaria Driavena, C.A., Ex-Gerente General de C.A. Fábrica de Papel de Maracay y Ex–Miembro de la Junta Interventora de Corimón.

FERNANDO MICALE S. – Director Suplente

Arquitecto, Director de Corporación Industrial de Energía C.A., Director de Inmuebles y Valores 231107, S.A., Profesor de Taller de Diseño de Arquitectura y Tutoría de Tesis de la Universidad Simón Bolívar.

GUSTAVO PAPARONI SÁNCHEZ- Director Suplente

Administrador de Empresas, Director Constructora Tramontana, C.A., Director de Promociones Cateto, S.A., Director de Inmobiliaria Ara, S.A., Director Inversiones Veiqueve, S.A., Vice-Presidente de Representaciones Cats 2000, C.A., Director del Grupo Triveca, Director del Grupo Mandarín 18, C.A., Director Suplente de Inmuebles y Valores 231107, S.A. y Director Suplente de Corporación Industrial de Energía, C.A., S.A.C.A.

ANGEL JESUS RAMIREZ ORTIZ- Director Suplente

Abogado, Ex-Director de la C.A. Fábrica Nacional de Cementos, Ex-Director Suplente de C.A. Cementos Táchira, Ex-Director de Turbogeneradores Venezuela, C.A., Ex-Director Suplente de Turbogeneradores Maracay, C.A., Ex-Presidente de la Asociación Venezolana de Productores de Cemento (AVPC), Ex-Director de Corporación Industrial de Energía C.A. y Director de Empresas Industriales y Financieras.

Personal Ejecutivo:

ALEJANDRO DELFINO T- Presidente Ejecutivo.

Licenciado en Administración de Negocios, Presidente Ejecutivo de Manufacturas de Papel, C.A (MANPA) S.A.C.A., Director Suplente de Corporación Industrial de Energía C.A, Director Principal de Turboven Company, Director Principal de Turbogeneradores Maracay, C.A., Director Principal de Turbogeneradores de Venezuela, C.A., Ex -Director de la Cámara de Industriales de Caracas y Ex-Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

JUAN ANTONIO LOVERA- Vicepresidente División Corporativa de Finanzas.

Licenciado en Administración de Negocios, Master en Administración de Negocios, Certified Management Account (CMA) y Certified Financial Management (CFM), Ex - Director de Turboven Company Inc., Ex - Director de la Cámara de Industriales del Estado Aragua y miembro de la Comisión de Economía de esa institución, Ex - Presidente del Instituto Venezolano de Ejecutivos de Finanzas, Consejero de la Bolsa de Valores de Caracas.

EGBERT DITTMER- Vicepresidente División Higiénicos.

Licenciado en Administración de Negocios, Ex - Presidente de la Cámara de Industriales del Estado Aragua, Ex-Vicepresidente del Consejo Nacional de la Industria (CONINDUSTRIA),

Ex-Presidente y actualmente Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA), Director de la Cámara de Industriales de Caracas.

ENRIQUE LARRAZABAL-Vicepresidente de Tecnología y Logística

Ingeniero Mecánico, MSA en Administración de Empresas, Representante por la Cámara de Industriales de Estado Aragua ante el CEDEA, Presidente del Comité Organizador de las VI Jornadas de Ingeniería y Mantenimiento de la Industria Papelera Venezolana por la Asociación Venezolana por la Asociación Venezolana de Técnicos en Celulosa y Papel (AVTCP), Gerente de Proyecto para la instalación de la máquina No 8 en la División de Higiénicos.

RICARDO VOLPE – Vicepresidente Legal

Abogado, ex asesor de empresas del sector privado en las áreas de exportación, banca, contratación y ejecución de obras, regímenes civiles y mercantiles, ex asesor de procesos de concesiones y privatizaciones, ex consultor gerencial y organizacional para empresas privadas y públicas.

EDUARDO LARRAZABAL- Vicepresidente División Molino I.E.E. y División Conversión

Licenciado en Administración de Empresas, Vicepresidente de la Confederación Latinoamericana de Celulosa, Papel y Cartón (CICEPLA), Ex-Presidente de FEDECAMARAS Aragua, 1er Vicepresidente del Consejo Venezolano Industrial, Ex Segundo Vicepresidente del Consejo Venezolano de la Industria (CONINDUSTRIA), Ex-Presidente / Director de la Cámara de Industriales del Estado Aragua, Presidente de la Asociación Venezolana de Pulpa, Papel y Cartón (APROPACA), Presidente Honorario de la Asociación Venezolana de Técnicos en Celulosa y Papel (AVTCP).

2.4 Comisarios y Auditores Externos:

Comisarios Principales:

JACOBO COHEN	C. Adm. Nº 12.915
CLAUDIA VALENCIA	C. Adm. Nº 35.909

Comisarios Suplentes:

JACQUELINE SUBERO	C. Adm. Nº 11.437
ISABEL QUINTERO	C. P. C. Nº 15.197

Auditores Externos:

LARA MARAMBIO & ASOCIADOS
Representantes en Venezuela de DELOITTE & TOUCHE

2.5 Principales Accionistas:

A continuación se presenta la composición accionaría actual de Manufacturas de Papel, C.A. (MANPA) S.A.C.A, al 30 de Junio de 2006.

Accionistas	Participación
Natscumco (J-303087116)	34,95%
Claridge, L.T.D.(J-303120792)	15,26%
Milanasa, Corp.(J-308476072)	7,39%
Brown Brothers Harriman & Co.(J-30885844)	6,10%
C.V.V. Caja Venezolana de Valores(J-300187934)(*)	5,62%
Inversiones 85735, LTD(J-306225129)	4,42%
Fundación Carlos Delfino(J-00163956-0)	4,38%
Otros (**)	21,88%
TOTAL	100,00%

(*) La C.V.V no es accionista, el porcentaje (%) que posee representa la totalidad de las subcuentas de los accionistas.

(**) Accionistas que individualmente poseen menos de 4%.

2.6 Beneficio Social de la Emisión:

Los recursos provenientes de la emisión estarán destinados a capital de trabajo con el objeto de producir bienes o agregar valor a los equipos de producción, lo cual deberá impactar a corto, mediano o largo plazo en beneficios laborales, tales como conservación o generación de puestos de trabajo en el interior del país.

2.7 Compañías Filiales y Afiliadas:

Nombre de la Empresa:	VENCARIBBEAN PAPER PRODUCTS, LTD.
Fecha de Constitución:	04 de Junio de 1.996
Ubicación:	Aranguez, Trinidad, W.I.
Capital Suscrito y Pagado:	TT$ 50.000,oo
Participación:	100%
Actividad:	Conversión y comercialización de Papel Higiénico.

SIMCO

Nombre de la Empresa:	SIMCO RECYCLING CORPORATION.
Fecha de Constitución:	31 de Julio de 1.981
Fecha de Adquisición:	17 de Mayo de 1.996
Ubicación:	Miami, Florida
Capital Suscrito y Pagado:	US$ 5.000,oo
Participación:	50%
Actividad:	Recolección y procesamiento de Fibra Secundaria.

MANPA

Nombre de la Empresa:	MANUFACTURAS DE PAPEL DE CENTRO-AMERICA, MANPA, S.A.
Fecha de Constitución:	14 de Agosto de 1.998
Ubicación:	San José, Costa Rica.
Capital Suscrito y Pagado:	US$ 3.547.268,00
Participación:	50,00%
Actividad:	Manufactura y Comercialización de todo género de artículos de Papel, en especial Productos Higiénicos, Escolares, Empaques, Artículos de Oficina, Bolsas y otros productos complementarios.

2.8 Capital Social:

El 18 de Abril de 1996, en Asamblea General Ordinaria de Accionistas, se acordó aumentar el capital social de la compañía de la cantidad de Siete Mil Seiscientos Cuarenta y Seis Millones Seiscientos Noventa y Ocho Mil Ochenta Bolívares (Bs. 7.646.698.080,oo) a la cantidad de Once Mil Cuatrocientos Setenta Millones Cuarenta y Siete Mil Ciento Veinte Bolívares (Bs. 11.470.047.120,oo) mediante la emisión de Trescientas Ochenta y Dos Millones Trescientas Treinta y Cuatro Mil Novecientas Cuatro (382.334.904) nuevas acciones, con un valor nominal de Diez Bolívares (Bs. 10,oo) *cada una*, por un monto total de Tres Mil Ochocientos Veinte y Tres Millones Trescientos Cuarenta y Nueve Mil Cuarenta Bolívares (Bs. 3.823.349.040,oo), las cuales se pagaron como dividendo con cargo a las cuentas "Utilidades no Distribuidas" al 31 de Diciembre de 1995 y "Prima Pagada en Exceso

del Valor Nominal". Dicho aumento de capital fue autorizado por la Comisión Nacional de Valores, según Resolución Nº 105-96 del 8 de Mayo de 1996.

Adicionalmente, se decidió continuar actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.) estableciendo el capital autorizado en la cantidad de Veinte y Dos Mil Novecientos Cuarenta Millones Noventa y Cuatro Mil Doscientos Cuarenta Bolívares (Bs. 22.940.094.240,oo), en cumplimiento de lo acordado en dicha Asamblea General Ordinaria de Accionistas; conforme a la Resolución Nº 106-96 del 8 de Mayo de 1996 de la Comisión Nacional de Valores.

El 25 de Noviembre de 1996, la Junta Directiva acordó aumentar el capital de la compañía en Once Mil Cuatrocientos Setenta Millones Cuarenta y Siete Mil Ciento Veinte Bolívares (Bs. 11.470.047.120,oo), mediante la emisión de Un Mil Ciento Cuarenta y Siete Millones Cuatro Mil Setecientas Doce (1.147.004.712) nuevas acciones comunes nominativas, con un valor nominal de Diez Bolívares (Bs. 10,00) cada una, con cargo a la cuenta "Saldo Neto Actualizado para Uso Único de Futuros Aumentos de Capital", con lo cual el capital suscrito y pagado de la compañía alcanza la cantidad de Veinte y Dos Mil Novecientos Cuarenta Millones Noventa y Cuatro Mil Doscientos Cuarenta Bolívares (Bs. 22.940.094.240,00) representado en Dos Mil Doscientos Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinte y Cuatro (2.294.009.424) acciones comunes nominativas, con un valor nominal de Diez Bolívares (Bs. 10,00) cada una, totalmente pagadas y suscritas, las cuales confieren a los accionistas iguales derechos; según Resolución Nº 367-96 adoptada por la Comisión Nacional de Valores el 20 de Diciembre de 1996.

En virtud de que la Compañía perdió su condición de S.A.C.A. como consecuencia del decreto de dividendo en acciones acordado por la Junta Directiva en su reunión del 25 de Noviembre de 1996, la Junta Directiva propuso a la Asamblea celebrada el 25 de Abril de 1997 adoptar nuevamente la modalidad de Sociedad Anónima de Capital Autorizado (S.A.C.A.), ubicando así el capital autorizado en la suma de Cuarenta y Cinco Mil Ochocientos Ochenta Millones Ciento Ochenta y Ocho Mil Cuatrocientos Ochenta Bolívares (Bs. 45.880.188.480,oo), según Resolución Nº 134-97 del 14 de Mayo de 1997 de la Comisión Nacional de Valores.

Transcurridos dos años a partir de 1997, la Compañía perdía su condición de S.A.C.A. por lo cual la Asamblea General Ordinaria de Accionistas celebrada el 26 de Abril de 1999, acordó continuar bajo la modalidad de S.A.C.A. con un Capital Autorizado de Cuarenta y Cinco Mil Ochocientos Ochenta Millones Ciento Ochenta y Ocho Mil Cuatrocientos Ochenta Bolívares (Bs. 45.880.188.480,oo).

2.9 Fundación y Evolución Histórica:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., fue fundada el 31 de marzo de 1950 por Gustavo Delfino Arriens, Juan Delfino Rodríguez, Carlos H. Maury y Ladislao Caballero. La producción estaba orientada a la fabricación de sacos multipliegos destinados a cubrir las necesidades de C.A. FABRICA NACIONAL DE CEMENTOS. También se incursionó en la fabricación de bolsas para todo uso en el comercio y la industria en general. Ambas plantas comenzaron operando en el mismo galpón, que estaba ubicado en Los Cortijos de Lourdes.

En 1961, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. empieza una etapa de expansión e integración vertical. El objetivo era producir el papel requerido por la empresa para llevar a cabo su producción de sacos y bolsas, disminuyendo así la dependencia de la materia prima importada. Esto se logra con la adquisición y puesta en marcha de dos máquinas papeleras con una capacidad de 50 mil toneladas métricas anuales destinadas a la producción de papel Kraft brillante por una sola cara, el cual se utiliza en la fabricación de bolsas y papel Kraft de resistencia con caras opacas, utilizado especialmente para la fabricación de sacos multipliegos y de embalaje.

En 1972, conjuntamente con C.A. FABRICA DE PAPEL DE MARACAY, se crea la denominada COOPERATIVA GUAYAMURE con el objeto de desarrollar plantaciones industriales de pino Caribe, para así obtener materia prima y reducir importaciones. Dos años más tarde se funda la CORPORACION FORESTAL IMATACA C.A. para desarrollar un proyecto similar en terrenos ubicados al sur del Estado Monagas.

El proyecto de la COOPERATIVA GUAYAMURE se ubicó en tierras de características aparentemente poco aptas para la siembra. Sin embargo, mediante avanzados procesos técnicos y científicos, este esfuerzo fue dando buenos resultados, por lo que el Estado

Venezolano decide apoyar esta iniciativa, constituyéndose en el año 1976 la CORPORACION FORESTAL GUAYAMURE, C.A.

También, en 1976 pone en marcha la tercera máquina papelera, con una capacidad de producción de 50 mil toneladas métricas, destinada a la producción de cartulinas y papeles finos de imprimir y escribir.

En 1989, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. adquiere la empresa CAHIZ HERMANOS & CO. SUCESORES, C.A., que posteriormente se denominaría CORPORACION INDUSTRIAL ALPES, S.A., incorporando una nueva línea de productos de consumo masivo: cuadernos, libretas y útiles escolares de marca ALPES. Por otra parte se establece una cadena de distribución nacional.

En 1991, incursiona en el mercado de Formas Continuas con la línea de producción Alpes Form, y a finales de este mismo año con motivo de la apertura comercial de los países integrantes del Pacto Andino, se da inicio a una política agresiva de exportaciones, estableciendo como objetivo inicial el mercado colombiano.

En 1992 como parte de la estrategia de las empresas pertenecientes al sector forestal dirigida a aumentar la explotación comercial de los bosques, se constituye una nueva compañía: ASERRADERO VENWOOD, C.A., filial de CORPORACION FORESTAL IMATACA. Este aserradero inició sus operaciones durante el primer trimestre de 1994.

En fecha 09 de abril de 1992, Manpa solicitó ante la Comisión Nacional de Valores la inscripción del Acuerdo de Acta de la Asamblea Extraordinaria de Accionistas de fecha 02 de abril de 1992 en la cual se aprobó que la empresa adoptara la forma de Sociedad Anónima de Capital Autorizado (SACA) modificando su denominación a MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. La Comisión Nacional de Valores en su Resolución número 209-92 del 06 de mayo de 1992, resolvió la inscripción en el Registro Nacional de Valores del Acuerdo del Acta de la Asamblea Extraordinaria de Accionistas antes señalada.

En Diciembre de 1992, MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., adquiere la totalidad de las acciones de C.A. FABRICA DE PAPEL DE MARACAY, aumentando así el

potencial económico de desarrollo del Sector Papel. La integración de sus operaciones, fue el resultado de la estrecha coordinación gerencial que se había venido realizando entre ambas empresas desde finales de 1991.

El 09 de Septiembre de 1994, en Asamblea General Extraordinaria se autoriza el cambio de valor nominal de las acciones de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. de Bs. 100,00 a Bs. 10,00 por acción. Adicionalmente se incrementó el monto de Capital Autorizado a Bs. 10.461.354.400,oo.

Con el fin de suministrar un servicio eléctrico estable y a costos competitivos, para satisfacer las necesidades del sector industrial, en 1995, Manufacturas de Papel, C.A. (MANPA) S.A.C.A., firmó un acuerdo de asociación con Community Energy Alternative (CEA), filial de Public Service Enterprise Group (PSEG), una de las más grandes corporaciones de gas y electricidad de los Estados Unidos de América, con más de 90 años de experiencia y una capacidad de generación eléctrica de 12 mil megavatios a nivel mundial. Esta asociación dio paso a Turbogeneradores de Venezuela, C.A., empresa en la que Manufacturas de Papel, C.A. (MANPA) S.A.C.A. compartía el capital accionario con Community Energy Alternative (CEA).

En Mayo de 1996 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. consolida su estrategia de producción orientada al uso de papel reciclado, con la adquisición del 50% de las acciones de SIMCO Recycling Corporation, el principal proveedor de fibras secundarias de la corporación.

Asimismo, y con el propósito de afianzar la presencia en el mercado internacional, en Junio de 1996, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. compró la totalidad de los activos de la empresa Trinidad Paper Products, LTD - ahora denominada Vencaribbean Paper Products -, para la conversión y comercialización de papel higiénico. Con esta adquisición se colocan 4.000 TM anuales en el mercado de exportación, especialmente en países miembros del Caricom.

Por otra parte, cabe destacar el ingreso de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en el mercado financiero internacional a través del establecimiento de un Programa de

Certificados Americanos de Depósitos de Acciones (American Depositary Receipt, ADR´s) en su Nivel I. La cotización de dichos títulos en el mercado norteamericano se inició el 12 de Junio de 1996.

La Asamblea General Extraordinaria de Accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. celebrada el 23 de Julio de 1997, aprobó la fusión de la compañía con algunas de sus empresas filiales (Corporación Industrial Alpes, S.A., C.A. Fábrica de Papel de Maracay, Urbanizadora Guayamure, C.A.; Papeles Maracay, C.A.; Pulpa Maracay, C.A. e Inversiones TCC13, C.A.), mediante la cual MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. absorbió los activos y pasivos de las mencionadas filiales, las cuales dejaron de existir formalmente el 27 de Diciembre de 1997 una vez cumplidos los requisitos legales, esto es transcurrido los tres meses desde la publicación de las Asambleas de Accionistas que acordaron dicha fusión, lo que tuvo lugar el 26 de Septiembre de 1997.

En 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. incursionó en un nuevo segmento del mercado como es la producción de empaques plegadizos para la elaboración de carpetas, estuches de comida rápida, etc., así como también, se optimizó el proceso productivo de resmillas personalizadas, cuadernos engrapados y cuadernos de doble espiral.

En el segundo semestre de 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. continuando con su estrategia de expansión geográfica, iniciada en Trinidad y Miami, pero ahora dirigida hacia el mercado Centroamericano, creó Manufacturas de Papel de Centroamérica, MANPA, S.A., a través de una nueva asociación con la empresa costarricense Toycos. Con esta operación la empresa cuenta con un centro de distribución para toda Centroamérica.

Para el 01 de Septiembre de 1998, la Junta Directiva de Manufacturas de Papel C.A. (MANPA) S.A.C.A. decidió separar de su objeto social el proyecto de generación eléctrica, constituyendo la sociedad mercantil Corporación Industrial de Energía, C.A. Asimismo, Manpa decretó un dividendo extraordinario en especie de 1.372.309.209 acciones comunes nominativas Clase A de Corporación Industrial de Energía, C.A. a sus accionistas, a razón de 16,75 acciones comunes nominativas Clase A de Corporación Industrial de Energía, C.A. por

cada 28 acciones de Manpa en tenencia. Manpa canceló en bolívares a sus accionistas las fracciones de acción resultante del dividendo decretado.

Con aportes de Inmuebles, en el año 2000 Manufacturas de Papel C.A. (MANPA) S.A.C.A. constituye la filial Inmuebles 310350.

Durante el año 2001 Manufacturas de Papel C.A. (MANPA) S.A.C.A. aportó la mayoría de sus inversiones al Costo y ciertas Cuentas por Cobrar.

En el año 2001 se efectuó la venta de la División Forestal con el objeto de consolidar y enfocar todos los recursos en el negocio de fabricación y comercialización de papel, el cual siempre fue su principal actividad.

Para el año 2003 como estrategia de reducción de Costos se muda la Planta de Productos Escolares y de Oficina de Valencia hacia la zona Industrial la Hamaca ubicada en Maracay.

2.10 Posición de la Empresa en el Mercado:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. participa en el mercado de productos intermedios de papel, en los segmentos "Higiénicos", "Envases y Embalajes" e "Imprimir y Escribir". En el primero, su principal competidor es Papeles Venezolanos, C.A., y en los dos últimos rubros, sus principales competidores son INVEPAL y Papeles Venezolanos, C.A. A continuación se presenta la participación de mercado de la empresa en los segmentos de negocios para los años 2005 y 2004:

PARTICIPACIÓN DE MERCADO

	Año 2005	**Año 2004**
HIGIÉNICOS	39,02%	38,40%
ENVASES – EMBALAJES (1)	44,04%	47,15%
IMPRIMIR – ESCRIBIR (1)	33,88%	50,87%

(1) Incluye Importaciones

FUENTE: Datos Information Resources y Cálculos Propios

2.11 Evolución del Capital Social:

A continuación se presenta la evolución del capital social:

Año	Variación Bs.	Capital Bs.	Origen	Datos de Registro Fecha	Nº	Tomo
1950	0	3,500,000	Aporte Inicial	31/03/50	379	1 - B
1959	3,500,000	7,000,000	Capitalización de Utilidades	27/02/59	50	6 - B
1959	18,000,000	25,000,000	Aporte de Capital	15/09/59	33	31 - A
1963	10,000,000	35,000,000	Capitalización de Utilidades	14/04/61	83	5 – A
1965	10,000,000	45,000,000	Capitalización de Utilidades	23/09/65	23	43 – A
1974	30,000,000	75,000,000	Capitalización de Utilidades	29/09/70	54	104 – A
1976	25,000,000	100,000,000	Capitalización de Utilidades	10/12/76	112	102 – A
1981	40,000,000	140,000,000	Capitalización de Utilidades	17/04/78	18	57 – A
1984	35,000,000	175,000,000	Capitalización de Utilidades	15/05/81	145	42 – A
1985	75,000,000	250,000,000	Capitalización de Utilidades	10/06/83	121	58 – A
1987	125,000,000	375,000,000	Capitalización de Utilidades	3/06/83	28	114 – A
1988	125,000,000	500,000,000	Capitalización de Utilidades	18/09/87	56	76 – A
1989	100,000,000	600,000,000	Capitalización de Utilidades	9/01/90	32	23 – A
1991	400,000,000	1,000,000,000	Capitalización de Utilidades	1/02/91	69	43 – A
1992	700,000,000	1,700,000,000	Capitalización de Utilidades	4/05/92	31	52 – A
1992	743,750,000	2,443,750,000	Capitalización de Utilidades	10/08/92	5	33 - A Pro
1992	964.548.000	3.408.298.000	Oferta de los accionistas de C.A., Fábrica de Papel de Maracay de adquirir una acción de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Por una de C.A. Fábrica de Papel De Maracay.	08/02/93	33	43 - A Pro
1993	30.000.000	3.438.298.000	Aumento de Capital Suscrito y Pagado por Vencred, S.A.	28/07/93	47	43-A Pro
1994	37.416.700	3.475.714.700	Aumento de Capital Suscrito y Pagado por la Corporación Andina de Fomento.	17/03/94	15	65-A Pro
1994	6.203.400	3.481.918.100	Aumento de Capital Suscrito y Pagado por Frederik Holdings Inc.	17/05/94	21	59-A Pro
199	1.743.559.100	5.230.677.200	Capitalización de Utilidades	22/08/94	15	56-A-Pro
1994	0	5.230.677.200	Cambio del Valor Nominal de las acciones de Bs. 100 a Bs. 10 por acción	18/10/94	57	117-A-Pro
1995	231.250.000	5.461.927.200	Oferta Publica de Acciones según resolución de la Comisión Nacional Valores	07/04/95	27	98-A-Pro
1995	2.184.770.880	7.646.698.080	Emisión de 218.477.088 nuevas acciones comunes, nominativas, con valor nominal de 10 Bs. por acción.	29/08/95	60	269-A-Pro
1996	3.823.349.040	11.470.047.120	Prima pagada en exceso del valor nominal por Bs. 100.970.660. Utilidades no distribuidas al 31/12/95 por Bs. 3.722.378.380.	21/05/96	10	125-A-Pro
1996	11.470.047.120	22.940.094.240	Emisión de 1.147.004.712 nuevas acciones comunes nominativas, con un valor nominal de Bs. 10,oo por acción.	27/12/96	15	361-A-Pro

Fuente: MANUFACTURAS DE PAPEL, C.A., (MANPA) S.A.C.A.

3. Información Financiera

3.1. Estados Financieros Consolidados no Auditados (Interinos) al 30 de Junio de 2006.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS
30 DE JUNIO 2006, 31 DE DICIEMBRE DE 2005 Y 31 DE DICIEMBRE DE 2004
(Expresados en miles de bolívares)

	NOTAS	2006	2005	2004
ACTIVO				
ACTIVO NO CORRIENTE:				
Propiedades, planta y equipo - neto	2	420.247.289	432.900.402	444.876.361
Participaciones en asociadas y negocios conjuntos	3	1.157.807	1.040.295	1.847.041
Total activo no corriente		421.405.096	433.940.697	446.723.402
ACTIVO CORRIENTE:				
Gastos pagados por anticipado		2.545.360	1.111.934	698.345
Inventarios	4	40.893.551	57.511.130	32.771.083
Anticipos a proveedores		3.453.629	3.520.063	3.852.252
Efectos y cuentas por cobrar - neto	5	106.498.377	95.337.271	79.397.112
Inversiones disponibles para la venta	6	900.308	8.816.776	899.770
Efectivo y equivalentes de efectivo	7	24.103.201	16.111.833	22.499.405
Total activo corriente		178.394.426	182.409.007	140.117.967
TOTAL		599.799.522	616.349.704	586.841.369
PATRIMONIO Y PASIVO				
PATRIMONIO:	8 y 9			
Capital social		69.632.690	69.632.690	69.632.690
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior		206.308	206.308	28.224
Utilidades retenidas:				
Reserva legal		6.963.269	6.963.269	6.963.269
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias		119.593.551	119.593.551	119.593.551
No distribuidas		216.120.790	227.169.429	237.211.354
Resultado no realizado en inversiones	6	(219.547)	(999.188)	156.935
Total patrimonio		412.297.061	422.566.059	433.586.023
PASIVO NO CORRIENTE:				
Apartado para prestaciones de antigüedad, neto de anticipos a largo plazo		7.159.321	3.572.106	2.487.419
Impuesto sobre la renta diferido	11	51.775.242	54.549.608	67.234.527
Total pasivo no corriente		58.934.563	58.121.714	69.721.946
PASIVO CORRIENTE:				
Apartado para prestaciones de antigüedad, neto de anticipos a corto plazo		1.999.808	3.869.781	2.694.704
Documentos por pagar	10	-	-	2.486.040
Papeles comerciales	10	7.000.000	2.946.531	2.890.210
Préstamos a corto plazo	10	33.188.503	47.019.985	13.459.268
Dividendos por pagar	8	10.494.281	8.733.509	4.145.728
Impuesto sobre la renta por pagar	11	613.610	293.748	14.742.783
Cuentas por pagar	12	75.271.696	72.798.377	43.114.667
Total pasivo corriente		128.567.898	135.661.931	83.533.400
Total pasivo		187.502.461	193.783.645	153.255.346
TOTAL		599.799.522	616.349.704	586.841.369

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS
POR EL PERIODO DE SEIS MESES TERMINADO EL 30 DE JUNIO DE 2006 Y
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2005 y 2004
(Expresados en miles de bolívares)

	NOTAS	2006	2005	2004
Ingresos por ventas	13	201.320.910	375.060.280	383.152.932
Costo de ventas	14	156.066.285	284.444.405	270.855.826
Utilidad bruta		45.254.625	90.615.875	112.297.106
Costos y gastos:				
Gastos de ventas	14	15.924.540	30.939.453	22.282.173
Gastos generales y administrativos	14 y 18	9.699.024	18.985.181	17.608.086
Utilidad en venta de activos		-	-	(341.751)
		25.623.564	49.924.634	39.548.508
Utilidad en operaciones		19.631.061	40.691.241	72.748.598
Participación en resultados de negocios conjuntos	3	126.773	(919.621)	(369.267)
Costos financieros		(3.396.565)	(4.664.484)	(3.013.243)
Ingresos financieros		482.298	678.654	445.324
Diferencias en cambio - neto	20	(50.732)	3.565.400	2.954.693
Pérdida en operaciones de permuta con títulos valores		(465.908)	(3.671.665)	(7.411.275)
Otros ingresos (egresos):				
Provisión para inversiones		-	-	366.311
Pérdida neta en contrato de cobertura en moneda extranjera		-	-	(417.348)
Comisiones ADR		-	(505.370)	(646.810)
Impuesto al débito bancario		(362.470)	(3.089.757)	(3.105.931)
Otros - neto		14.877	(623.152)	561.252
		(3.651.727)	(9.229.995)	(10.636.294)
Utilidad antes de impuestos		15.979.334	31.461.246	62.112.304
Impuesto sobre la renta	11	500.140	4.377.017	(8.425.242)
Utilidad neta		16.479.474	35.838.263	53.687.062
Utilidad neta por acción:				
Básica	1	7,18	15,62	23,40
Diluida	1	7,18	15,62	23,40

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
POR EL PERIODO DE SEIS MESES TERMINADO EL 30 DE JUNIO DE 2006 Y
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2005 y 2004
(Expresados en miles de bolívares)

	NOTAS	2006	2005	2004
ACTIVIDADES OPERACIONALES:				
Utilidad neta		16.479.474	35.838.263	53.687.062
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:				
Diferencias en cambio - neto	20	50.732	(3.565.400)	(2.954.693)
Participación en resultados de negocios conjuntos		(126.773)	919.621	369.267
Impuesto sobre la renta diferido	11	(2.774.366)	(12.684.919)	(10.838.938)
Provisión para impuestos	11	2.274.226	8.307.902	19.264.180
Resultado no realizado en inversiones		-	(1.156.123)	156.935
Resultado realizado en inversiones		779.641	-	-
Resultado por traducción de filial y negocios conjuntos		9.261	(803.587)	(1.876.643)
Resultado en venta de propiedades, planta y equipo	2	-	-	341.751
Costos financieros		3.396.565	4.664.484	3.013.243
Ingresos financieros		(482.298)	(678.654)	(445.324)
Depreciación	2	11.610.807	22.299.074	21.584.495
Flujos de efectivo operativos antes de los movimientos de capital de trabajo		31.217.269	53.140.661	82.301.335
Cambios en activos y pasivos operacionales:				
Disminución (aumento) en:				
Efectos y cuentas por cobrar		(11.161.106)	(12.204.966)	(23.103.766)
Anticipos a proveedores		66.434	1.873.901	(600.012)
Inventarios		16.617.579	(24.740.047)	6.146.674
Gastos pagados por anticipado		(1.433.426)	(413.589)	108.981
Aumento (disminución) en:				
Cuentas por pagar		2.422.587	26.397.944	(8.106.374)
Apartado para prestaciones por antigüedad, neto de pagos		1.717.242	2.259.764	696.779
Intereses pagados		(3.021.495)	(3.246.770)	(2.751.837)
Intereses cobrados		482.298	678.654	445.324
Impuestos pagados		(1.954.364)	(22.756.937)	(11.182.257)
Efectivo neto provisto por las actividades operacionales		34.953.018	20.988.615	43.954.847
ACTIVIDADES DE INVERSIÓN:				
Disminución (aumento) en inversiones disponibles para la venta	6	7.916.468	(7.917.006)	(791.970)
Venta (adquisición) de propiedades, planta y equipo	2	1.042.306	(9.454.319)	(12.825.486)
Efectivo neto provisto (usado) por las actividades de inversión		8.958.774	(17.371.325)	(13.617.456)
ACTIVIDADES DE FINANCIAMIENTO:				
Aumento en préstamos a corto plazo	10	(14.206.552)	32.143.003	2.518.700
Importe de la emisión de papeles comerciales	10	7.000.000	8.808.700	11.937.900
Amortización de papeles comerciales	10	(2.946.531)	(8.752.379)	(14.475.232)
(Disminución) aumento en documentos por pagar	10	-	(2.486.040)	1.263.309
Dividendos en efectivo	8	(25.767.341)	(41.292.407)	(26.267.362)
Efectivo neto usado por las actividades de financiamiento		(35.920.424)	(11.579.123)	(25.022.685)
(DISMINUCIÓN) AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO		7.991.368	(7.961.833)	5.314.706
EFECTO DE DEVALUACIÓN EN EL EFECTIVO Y EQUIVALENTES DE EFECTIVO	7	-	1.574.261	3.418.780
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO	7	16.111.833	22.499.405	13.765.919
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO		24.103.201	16.111.833	22.499.405

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS DE MOVIMIENTO CONSOLIDADOS EN LAS CUENTAS DE PATRIMONIO
POR EL PERIODO DE SEIS MESES TERMINADO EL 30 DE JUNIO DE 2006 Y
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2005 y 2004
(Expresados en miles de bolívares)

	Capital social	Resultado acumulado por traducción de *filial* y negocios conjuntos	*Reserva* legal	Utilidades retenidas: Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias	Utilidades retenidas: No distribuidas	Resultado no realizado en inversiones	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2003	69.632.690	-	6.963.269	119.593.551	208.758.395	-	404.947.905
Valor razonable de inversiones disponibles para la venta	-	-	-	-	-	156.935	156.935
Resultado por traducción	-	28.224	-	-	-	-	28.224
Pérdida reconocida directamente en el patrimonio	-	28.224	-	-	-	156.935	185.159
Utilidad neta del año	-	-	-	-	53.687.062	-	53.687.062
Total utilidades y pérdidas reconocidas en el año	-	28.224	-	-	53.687.062	156.935	53.872.221
Dividendos decretados	-	-	-	-	(25.234.103)	-	(25.234.103)
SALDOS AL 31 DE DICIEMBRE DE 2004	69.632.690	28.224	6.963.269	119.593.551	237.211.354	156.935	433.586.023
Valor razonable de inversiones disponibles para la venta	-	-	-	-	-	(1.156.123)	(1.156.123)
Resultado por traducción	-	178.084	-	-	-	-	178.084
Pérdida reconocida directamente en el patrimonio	-	178.084	-	-	-	(1.156.123)	(978.039)
Utilidad neta del año	-	-	-	-	35.838.263	-	35.838.263
Total utilidades y pérdidas reconocidas en el año	-	178.084	-	-	35.838.263	(1.156.123)	34.860.224
Dividendos decretados	-	-	-	-	(45.880.188)	-	(45.880.188)
SALDOS AL 31 DE DICIEMBRE DE 2005	69.632.690	206.308	6.963.269	119.593.551	227.169.429	(999.188)	422.566.059
Utilidad neta del año	-	-	-	-	16.479.474	-	16.479.474
Total utilidades y pérdidas reconocidas en el año	-	-	-	-	16.479.474	-	16.479.474
Resultado realizado de inversiones disponibles para la venta	-	-	-	-	-	779.641	779.641
Dividendos decretados	-	-	-	-	(27.528.113)	-	(27.528.113)
SALDOS AL 30 DE JUNIO DE 2006	69.632.690	206.308	6.963.269	119.593.551	216.120.790	(219.547)	412.297.061

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS POR EL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2006 Y LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2005 Y 2004 (En miles de bolívares)

1. ORGANIZACIÓN Y POLÍTICAS CONTABLES SIGNIFICATIVAS

Organización – La sociedad dominante Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es una sociedad constituida en la República Bolivariana de Venezuela de conformidad con el Código de Comercio Venezolano y la Ley de Mercado de Capitales, siendo su objeto social producir y comercializar papel en todas sus formas.

Adopción de las Normas Internacionales de Información Financiera (NIIF) – Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión Nº 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones Nº 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

Los estados financieros consolidados adjuntos han sido preparados sobre la base de las Normas Internacionales de Información Financiera (NIIF) que incluye las Normas Internacionales de Información Financiera (NIIF), Normas Internacionales de Contabilidad (NIC), Interpretaciones del Comité Permanente de Interpretación (SIC) y del Comité de Interpretación de las Normas Internacionales de Información Financiera (IFRIC), emitidas por el Consejo de Normas Internacionales de Contabilidad (IASB) que son efectivas para los ejercicios que comenzaron el 01 de enero de 2005.

Políticas contables significativas – Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. ***Responsabilidad de la información y estimaciones realizadas*** – La información contenida en estos estados financieros consolidados es responsabilidad de la Junta Directiva y Gerencia de la Compañía. Para la elaboración de los mismos, se han utilizado ciertas estimaciones realizadas para cuantificar algunos de los activos, pasivos, ingresos, gastos y compromisos que figuran registrados en ellos. Básicamente, estas estimaciones se refieren a:

- Las pérdidas por deterioro de determinados activos,
- La vida útil de las propiedades, planta y equipo,
- La valoración del fondo de comercio,
- Los valores razonables de los activos y pasivos financieros,
- Acumulaciones estimadas por pagar,
- Probabilidad de las contingencias,
- Control de cambio y su impacto sobre los activos, pasivos, obligaciones en moneda extranjera y dividendos a los accionistas,
- Control de precios sobre ciertos productos comercializados por la Compañía.

A pesar de que estas estimaciones se realizaron en función de la mejor información disponible al 31 de diciembre de 2005 sobre los hechos analizados, es posible que acontecimientos que puedan tener lugar en el futuro obliguen a modificarlas en próximos ejercicios; lo que se haría, conforme a lo establecido en la NIC 8, de forma prospectiva reconociendo los efectos del cambio de estimación en las correspondientes cuentas de resultados consolidadas.

b. ***Consolidación*** – Los estados financieros consolidados adjuntos incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago), Valores y Acciones 1003, C.A. y sus Filiales: Inmuebles 310350, C.A. y Seguridad Industrial y Forestal, C.A. (Seinforca) (domiciliadas en Venezuela), y Transporte Alpes, C.A. (domiciliada en Venezuela). Las compañías Manufacturas de Papel de Centroamérica, C.A. (domiciliada en Costa Rica) y Simco Recycling, Inc. (domiciliada en Estados Unidos de Norteamérica), ambas poseídas en un 50%, fueron consideradas negocios conjuntos de acuerdo con la NIC 31, y se registraron a través del método de participación.

Todas las transacciones significativas entre compañías han sido eliminadas en la consolidación.

c. ***Efectos de la inflación*** – La moneda funcional de la Compañía es el bolívar. Una vez revisada la NIC 29 "Información Financiera en Economías Hiperinflacionarias" y otras literaturas consultadas, y hechos los análisis de la inflación acumulada a la fecha de la transición y periodos posteriores, la Compañía determinó que la economía venezolana dejó de ser hiperinflacionaria a partir del 01 de enero de 2002.

Producto de lo anterior, algunos montos de activos y pasivos no monetarios, al 31 de diciembre de 2001, en moneda constante a esa fecha, fueron considerados como la nueva base contable de estas partidas.

d. ***Traducción de los estados financieros de la filial y negocios conjuntos en el exterior*** – La Compañía determinó la moneda funcional de las filiales del exterior, de acuerdo con la NIC 21"Efecto de las Variaciones en los Tipos de Cambios de la Moneda Extranjera". En consecuencia, para su incorporación en la información financiera adjunta, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias y no monetarias del balance general a la tasa de cambio corriente, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente.

Los efectos de incluir los estados financieros de las filiales traducidos a bolívares mediante esta metodología, se muestran en el patrimonio como Resultado acumulado por traducción de filial y negocios conjuntos.

e. ***Participación en asociadas*** – Una empresa asociada es aquella en la que la Compañía tiene capacidad para ejercer una influencia significativa; sin control ni control conjunto mediante su participación en las decisiones y políticas operativas de la empresa asociada. Habitualmente, esta capacidad se manifiesta en una participación (directa o indirecta) igual o superior al 20% de los derechos de voto de la entidad participada.

Excepcionalmente, las siguientes entidades, de las que se posee un 20 % o más de sus derechos de voto no se consideraron entidades asociadas al Grupo:

Entidad	% de derechos a voto	Razón por la que no se considera Asociada
Agroindustrial Mandioca, C.A.	20	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Corporación Forestal Orinoco, C.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Fibras Secundarias, S.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Central Cariaco	25,62	La Compañía no posee influencia significativa sobre las operaciones de la asociada.

La Compañía ha creado una provisión por deterioro igual al valor en libros de la inversión. La Compañía no tiene obligación alguna de respaldar financieramente tales entidades.

Participación en negocios conjuntos – Un negocio conjunto consiste en un convenio contractual en el que la Compañía y otras partes emprenden una actividad económica sujeta a control conjunto. Los acuerdos de negocios conjuntos que involucren el establecimiento de una entidad aparte, en la que cada participante posea intereses, se identifican como entidades controladas conjuntamente. Las ganancias y pérdidas se eliminan conforme a la participación de la Compañía en el negocio conjunto, con excepción de aquellos casos en los que las pérdidas no realizadas proporcionen evidencia de algún deterioro del activo asignado.

De conformidad con la NIC 31, la Compañía optó por valorar las entidades consideradas negocios conjuntos, por el método de participación.

f. ***Propiedades, planta y equipo*** – Las propiedades, planta y equipo se presentan al costo atribuido menos depreciación y cualquier pérdida por deterioro de valor

reconocida. La depreciación se calcula con base en el método de línea recta sobre la vida útil restante estimada por la Compañía y estudios técnicos avalados por peritos independientes.

Las sustituciones o renovaciones de elementos completos que aumentan la vida útil del activo en objeto, o su capacidad económica, se contabilizan como mayor importe del activo, con el consiguiente retiro contable de los elementos sustituidos o renovados. Los gastos periódicos de mantenimiento, conservación y reparación, se imputan a los resultados en la medida que se incurren.

La depreciación se calcula con base en el método de línea recta sobre la vida útil estimada de los distintos activos, según lo siguiente, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida útil indefinida y que, por tanto, no son objeto de depreciación:

	Años
Edificios	10-30
Maquinarias y equipos	7-20
Vehículos	3-6
Muebles, enseres y otros	3-5

La gerencia de la Compañía considera que el valor contable de los activos no supera el valor recuperable de los mismos.

Los costos por intereses directamente imputables a la adquisición, construcción o producción de activos calificados, que necesariamente precisan de un período de tiempo sustancial para estar preparados para su uso o venta previstos, se añaden al costo de dichos activos, hasta el momento en que los activos estén sustancialmente preparados para su uso. Los ingresos procedentes de inversiones obtenidos en la inversión temporal de préstamos específicos que aún no se han invertido en tales activos, se deducen de los costos por intereses aptos para la capitalización.

g. ***Activos a largo plazo*** – La Compañía revisa los importes en libros de sus activos tangibles e intangibles para determinar si existen indicios de que dichos activos hayan

sufrido una pérdida por deterioro de valor. Si existe cualquier indicio, el importe recuperable del activo se calcula con el objeto de determinar el alcance de la pérdida por deterioro de valor (si la hubiera). En caso de que el activo no genere flujos de efectivo por sí mismo que sean independientes de otros activos, la Compañía calcula el importe recuperable de la unidad generadora de efectivo a la que pertenece el activo.

El valor recuperable es el mayor valor entre el valor razonable menos el costo de venderlo y el valor de uso. El valor de uso se determina con base en los futuros flujos de efectivo estimados descontados a su valor actual, utilizando una tasa de descuento antes de impuestos, que refleja las valoraciones actuales del mercado con respecto al valor temporal del dinero y los riesgos específicos del activo.

Si se estima que el importe recuperable de un activo (o una unidad generadora de efectivo) es inferior a su importe en libros, el importe en libros del activo (unidad generadora de efectivo) se reduce a su importe recuperable. Inmediatamente se reconoce una pérdida por deterioro de valor como gasto.

Una pérdida por deterioro de valor se puede revertir posteriormente y registrarse como ingresos en los resultados del período, hasta el monto en que el importe en libros incrementado no supere el importe en libros que se habría determinado de no haberse reconocido ninguna pérdida por deterioro de valor para el activo (unidad generadora de efectivo) en años anteriores.

h. ***Arrendamientos operativos*** – Las operaciones de arrendamiento operativo se caracterizan porque la propiedad del bien arrendado y sustancialmente todos los riesgos y ventajas que recaen sobre el bien permanecen en el arrendador.

La Compañía tiene pactados contratos de arrendamiento en donde actúa como arrendador. Los bienes arrendados se presentan en el rubro de propiedades planta y equipo. Estos activos se amortizan de acuerdo con las políticas adoptadas para activos similares de uso propio, y los ingresos procedentes de los contratos de arrendamiento se reconocen con base en lo establecido en los contratos, los cuales se aproximan al método lineal establecido en la NIC 17.

i. ***Inventarios*** – Las existencias se valoran al costo de adquisición o producción, o valor neto realizable, el menor. El costo incluye los costos de materiales directos y, en su caso, los costos de mano de obra directa y los gastos generales de fabricación, incluyendo también los incurridos al trasladar las existencias a su ubicación y condiciones actuales. En periodos con un nivel bajo de producción o en los que exista capacidad ociosa, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción no se incrementa como consecuencia de esta circunstancia. En periodos de producción anormalmente altos, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción se reducirá, de manera que no se valoren las existencias por encima del costo real.

Los descuentos comerciales, las rebajas obtenidas y otras partidas similares se deducen en la determinación del precio de adquisición.

El costo se calcula utilizando el método promedio. El valor neto realizable representa la estimación del precio de venta menos todos los costos estimados de terminación y los costos que serán incurridos en los procesos de comercialización, venta y distribución.

j. ***Activos financieros*** – Los activos financieros se reconocen en el balance general consolidado de la Compañía cuando se lleva a cabo su adquisición, siguiendo lo establecido en la NIC 39 "Instrumentos financieros". Los activos financieros se registran inicialmente a su valor razonable, incluyendo en general, los costos de la operación.

Los activos financieros mantenidos por la Compañía se clasifican como:

- Préstamos y cuentas por cobrar generados por la propia empresa: activos financieros originados por las compañías a cambio de suministrar efectivo, bienes o servicios directamente a un deudor.

- Activos financieros disponibles para la venta: incluyen los valores adquiridos que no se mantienen con propósito de negociarlos, o como inversión a vencimiento. Están valorados a su valor razonable y los cambios se reconocen en resultados en los términos señalados en la NIC 39.

Los activos financieros disponibles para la venta se valoran a su "valor razonable" en las fechas de valoración posterior. Los beneficios y las pérdidas procedentes de las variaciones en el valor razonable se reconocen directamente en el patrimonio hasta que el activo se enajene o se determine que ha sufrido un deterioro de valor, momento en el cual los beneficios o las pérdidas acumuladas reconocidos previamente en el patrimonio se incluyen en los resultados del período.

Se entiende por valor razonable de un instrumento financiero en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes informadas en la materia, y en condiciones de independencia mutua, que actúen libre y prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado organizado, transparente y profundo ("precio de cotización" o "precio de mercado"). Si este precio de mercado no puede ser estimado de manera objetiva y fiable para un determinado instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos o al valor actual descontado de todos los flujos de caja futuros (cobros o pagos), aplicando un tipo de interés de mercado para instrumentos financieros similares (mismo plazo, moneda, tipo de tasa de interés y misma calificación de riesgo equivalente).

Las inversiones a vencimiento y los préstamos y cuentas por cobrar que mantiene la Compañía se valoran a su "costo amortizado" reconociendo en las cuentas de resultados los intereses devengados en función de su tasa de interés efectiva (TIR). Por costo amortizado se entiende el costo inicial menos los cobros del principal más o menos la amortización acumulada de la diferencia entre los importes inicial y al vencimiento, teniendo en cuenta potenciales reducciones por deterioro o impago.

La tasa de interés efectiva es la tasa de actualización que iguala exactamente el valor de un instrumento financiero a la totalidad de sus flujos de efectivo estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tasa de interés fija, la tasa de interés efectiva coincide con la tasa de interés contractual establecida en el momento de su adquisición más, en su caso, las comisiones que, por su naturaleza, sean asimilables a una tasa de interés. En los

instrumentos financieros a tasas de interés variable, la tasa de interés efectiva coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

k. ***Efectivo y equivalentes de efectivo*** – El efectivo y equivalentes de efectivo incluyen el efectivo en bancos y las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

l. ***Clasificación de activos financieros entre corriente y no corriente*** – En los balances generales consolidados adjuntos, los activos financieros se clasifican en función de sus vencimientos, es decir, como corrientes aquellos con vencimiento igual o inferior a doce meses, y como no corrientes los de vencimiento superior a dicho período.

m. ***Préstamos bancarios y obligaciones y papeles comerciales*** – Los préstamos y obligaciones y papeles comerciales se registran al costo amortizado. Los gastos financieros, incluidas las primas pagaderas en la liquidación o el reembolso y los costos directos de emisión, se contabilizan en las cuentas de resultados utilizando el método del interés efectivo y se añaden al importe en libros del instrumento en la medida en que no se liquidan en el período en que se originan.

n. ***Clasificación de deudas entre corriente y no corriente*** – En los balances generales consolidados adjuntos, las deudas se clasifican en función de sus vencimientos, es decir, como deudas corrientes aquellas con vencimiento igual o inferior a doce meses, y como deudas no corrientes las de vencimiento superior a dicho período.

o. ***Apartado para prestaciones por antigüedad*** – El apartado para prestaciones por antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo. Las prestaciones por antigüedad se calculan y se registran de acuerdo con la legislación laboral en Venezuela y el contrato colectivo vigente.

De acuerdo con la Ley Orgánica del Trabajo vigente, el trabajador tiene derecho a una prestación equivalente a 5 días de salario por mes hasta un total de 60 días por año de servicio. Estas se consideran devengadas a partir de 3 meses de servicio ininterrumpido. A partir del segundo año de servicio, el trabajador tiene derecho a 2 días de salario adicionales por año de servicio (o fracción de año mayor a 6 meses), acumulativos hasta un máximo de 30 días de salario. Las prestaciones por antigüedad deben ser liquidadas y depositadas mensualmente en un fideicomiso individual, un fondo de prestaciones o en la contabilidad del empleador, según lo manifieste por escrito cada trabajador. Cuando las prestaciones son mantenidas en la contabilidad del empleador, éste está obligado a cancelar intereses sobre los montos adeudados, los cuales son establecidos mensualmente por el Banco Central de Venezuela.

En caso de despido injustificado o retiro involuntario, el empleado tiene derecho a una indemnización adicional de un mes de salario por cada año de servicio hasta un máximo de 150 días del salario actual. En caso de retiro involuntario, la Ley contempla una liquidación adicional de hasta 90 días del salario actual, basados en la duración de la relación laboral.

p. ***Provisiones*** – Al tiempo de formular los estados financieros consolidados, la gerencia diferencia entre:

- *Provisiones* – saldos acreedores que cubren obligaciones presentes a la fecha del balance general consolidado, surgidas como consecuencia de sucesos pasados de los que pueden derivarse perjuicios patrimoniales para la Compañía; concretos en cuanto a su naturaleza pero indeterminados en cuanto a su importe y/ o momento de cancelación,

- *Pasivos contingentes* – obligaciones posibles surgidas como consecuencia de sucesos pasados, cuya materialización está condicionada a que ocurra, o no, uno o más eventos futuros independientes de la voluntad de la entidad.

Los estados financieros consolidados de la Compañía recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga

que atender la obligación es mayor que de lo contrario. Los pasivos contingentes no se reconocen en los estados financieros consolidados, sino que se informa sobre los mismos, conforme a los requerimientos de la NIC 37. (Véase Notas 11 y 21)

Las provisiones se cuantifican teniendo en consideración la mejor información disponible sobre las consecuencias del suceso en el que traen su causa y son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir.

q. ***Procedimientos judiciales y/ o reclamaciones en curso*** – Al cierre del año 2005 se encontraban en curso distintos procedimientos judiciales y reclamaciones en contra de la Compañía con origen en el desarrollo habitual de sus actividades. Tanto los asesores legales como la gerencia de la Compañía entienden que la conclusión de estos procedimientos y reclamaciones no producirá un efecto significativo en los estados financieros consolidados actuales y futuros.

r. ***Reconocimientos de ingresos*** – Los ingresos provenientes de la venta de productos terminados y otros productos, se registran sobre una base acumulada al ser despachados y haberse traspasado el derecho de propiedad sobre tales activos. Las ventas están reportadas netas de devoluciones estimadas, promociones otorgadas, descuentos por pronto pago, y cualquier otro descuento otorgado. Los ingresos provenientes de los contratos de arrendamiento operativo se reconocen mensualmente con base en lo establecido en los contratos. Los ingresos por intereses son acumulados sobre una base periódica tomando como referencia el saldo pendiente de capital y la tasa efectiva de interés aplicable. Los ingresos por dividendos de inversiones son reconocidos cuando han sido establecidos los derechos de los accionistas a recibir el pago correspondiente.

s. ***Gastos de publicidad*** – Los costos de publicidad son registrados en los resultados, en la fecha que se incurren.

t. ***Reconocimientos de gastos*** – Los gastos se reconocen en los resultados cuando tiene lugar una disminución en los beneficios económicos futuros relacionados con una reducción de un activo, o un incremento de un pasivo, que se puede medir de forma fiable. Esto implica que el registro de un gasto tiene lugar en forma simultánea al registro del incremento del pasivo o la reducción del activo.

Se reconoce un gasto de forma inmediata cuando un desembolso no genera beneficios económicos futuros o cuando no cumple los requisitos necesarios para su registro como activo.

u. ***Compensaciones de saldos*** – Sólo se compensan entre sí y, consecuentemente, se presentan en el balance general consolidado por su importe neto - los saldos deudores y acreedores con origen en transacciones que, contractualmente o por imperativo de una norma legal, contemplan la posibilidad de compensación y se tiene la intención de liquidarlos por su importe neto o de realizar el activo y proceder al pago del pasivo de forma simultánea.

v. ***Impuesto sobre la renta*** – La provisión para impuesto sobre la renta comprende la suma del impuesto sobre la renta corriente por pagar estimado y el impuesto sobre la renta diferido.

El impuesto sobre la renta corriente se determina aplicando la tasa de impuesto establecida en la legislación fiscal vigente a la renta neta fiscal del año.

Los impuestos diferidos activos y pasivos son determinados con base en el método del balance general, utilizando la tasa de impuesto establecida por la legislación fiscal vigente, a la fecha del balance general.

Los activos y pasivos por impuestos diferidos incluyen las diferencias temporarias que se identifican como aquellos importes que se prevén pagar o recuperar por las diferencias entre los importes en libros de los activos y pasivos y su valor fiscal, así como por los créditos fiscales, rebajas y pérdidas fiscales no aprovechadas.

Por su parte, los activos por impuestos diferidos, identificados como diferencias temporarias, sólo se reconocen en el caso de que se considere probable que la Compañía va a tener en el futuro suficientes ganancias fiscales para poder hacerlos efectivos y no procedan del reconocimiento inicial (salvo en una combinación de negocios) de otros activos y pasivos en una operación que no afecta ni al resultado fiscal ni al resultado contable.

Anualmente, se revisan los impuestos diferidos registrados (tanto activos como pasivos) con objeto de comprobar que se mantienen vigentes, efectuándose las oportunas correcciones a los mismos de acuerdo con los resultados de los análisis realizados.

w. ***Utilidad neta por acción básica y diluida*** – La utilidad neta por acción básica ha sido calculada dividiendo el resultado neto del período entre el promedio ponderado de acciones emitidas y en circulación para cada período. La utilidad neta por acción básica y diluida es la misma para todos los períodos presentados, ya que la Compañía no tiene instrumentos potencialmente dilutivos.

x. ***Pasivo financiero y patrimonio*** – Los pasivos financieros y los instrumentos de patrimonio se clasifican conforme al contenido de los acuerdos contractuales pactados y teniendo en cuenta la sustancia económica. Un instrumento de patrimonio es un contrato que representa una participación residual en el patrimonio de la Compañía una vez deducidos todos sus pasivos. Los principales pasivos financieros mantenidos por la Compañía se clasifican como:

- Pasivos financieros a vencimiento, se valoran de acuerdo con su costo amortizado, empleando para ello el tipo de interés efectivo.

- Pasivos financieros a valor razonable con cambios en el patrimonio neto, fundamentalmente pasivos negociables asociados con activos financieros disponibles para la venta.

y. ***Transacciones en moneda extranjera*** – La moneda funcional de la Compañía es el bolívar. Consecuentemente, las operaciones en otras divisas distintas al bolívar se consideran denominadas en "moneda extranjera" y son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del año son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha y las diferencias en cambio resultantes se llevan a resultados.

2. PROPIEDADES, PLANTA Y EQUIPO

Para el periodo de seis meses terminado el 30 de junio de 2006 y los años terminados el 31 de diciembre de 2005 y 2004, el movimiento de las propiedades, planta y equipo se compone de (en miles de bolívares):

	Terrenos y edificios	Maquinarias y equipos	Mobiliario, vehículos y equipo	Construcciones en proceso	Total
COSTO:					
Al 31 de diciembre de 2003	90.119.622	358.507.147	6.765.472	-	455.392.241
Adiciones	17.749	1.577.993	879.830	10.349.914	12.825.486
Retiros	-	(3.861)	(6.050)	-	(9.911)
Efecto por traducción de filial del exterior	218.567	834.010	19.385	-	1.071.962
Al 31 de diciembre de 2004	90.355.938	360.915.289	7.658.637	10.349.914	469.279.778
Adiciones	41.330	2.943.164	1.676.524	4.793.301	9.454.319
Traspasos	-	13.749.783	-	(13.749.783)	-
Efecto por traducción de filial del exterior	156.895	599.444	13.934	489.070	1.259.343
Al 31 de diciembre de 2005	90.554.163	378.207.680	9.349.095	1.882.502	479.993.440
Adiciones	-	441.088	-	-	441.088
Traspasos	57.507	889.498	130.247	(1.077.252)	-
Retiros	(1.440.994)	(44.348)	-		(1.485.342)
Al 30 de junio de 2006	89.170.676	379.493.918	9.479.342	805.250	478.949.186
DEPRECIACIÓN ACUMULADA:					
Al 31 de diciembre de 2003	(189.387)	(2.139.567)	(20.915)	-	(2.349.869)
Adiciones	(3.851.609)	(16.710.512)	(1.022.374)	-	(21.584.495)
Retiros	-	-	9.835	-	9.835
Efecto por traducción de filial del exterior	(38.489)	(445.134)	4.735	-	(478.888)
Al 31 de diciembre de 2004	(4.079.485)	(19.295.213)	(1.028.719)	-	(24.403.417)
Adiciones	(3.853.511)	(17.436.828)	(1.008.735)	-	(22.299.074)
Efecto por traducción de filial del exterior	(33.460)	(355.192)	(1.895)	-	(390.547)
Al 31 de diciembre de 2005	(7.966.456)	(37.087.233)	(2.039.349)	-	(47.093.038)
Adiciones	(1.845.851)	(9.024.122)	(740.834)	-	(11.610.807)
Traspasos					
Retiros	-	1.948	-	-	1.948
Al 30 de junio de 2006	(9.812.307)	(46.109.407)	(2.780.183)	-	(58.701.897)
Total al 30 de junio de 2006	79.358.369	333.384.511	6.699.159	805.250	420.247.289
Total al 31 de diciembre de 2005	82.587.707	341.120.447	7.309.746	1.882.502	432.900.402
Total al 31 de diciembre de 2004	86.276.453	341.620.076	6.629.918	10.349.914	444.876.361

La Compañía ha dado en garantía ciertos activos fijos (Véase la Nota 21).

La Compañía tiene formalizadas pólizas de seguros para cubrir los posibles riesgos a que están sujetos los diversos elementos de sus propiedades, planta y equipo, así como las posibles reclamaciones que se le puedan presentar por el ejercicio de su actividad,

entendiendo que dichas pólizas cubren de manera suficiente los riesgos a los que están sometidos. El importe de los propiedades, planta y equipos temporalmente fuera de uso al 31 de diciembre de 2005, ascienden a Bs. 9.500 millones y Bs. 10.745 millones, respectivamente (Véase Nota 16).

Al 31 de diciembre de 2005 y 2004, los activos dados en arrendamientos ascienden a Bs. 9.928 millones y Bs. 10.410 millones, respectivamente (Véase Nota 16).

Al 31 de diciembre de 2005 la Compañía mantiene activos por Bs. 7.359 millones, correspondientes a propiedades, planta y equipo propiedad de la filial radicada en el exterior.

Al 31 de diciembre de 2005, la Compañía había formalizado compromisos contractuales para la adquisición de propiedades, planta y equipo por valor de Bs. 1.078 millones.

3. PARTICIPACIONES EN ASOCIADAS Y NEGOCIOS CONJUNTOS

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, las participaciones en empresas asociadas y negocios conjuntos se componen de lo siguiente (en miles de bolívares):

	2006	2005	2004
Participaciones en empresas asociadas	-	-	-
Participaciones en negocios conjuntos	1.157.807	1.040.295	1.847.041
	1.157.807	1.040.295	1.847.041

Participaciones en empresas asociadas

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, las participaciones en empresas asociadas se componen de lo siguiente (en miles de bolívares):

	%	2006	2005	2004
Agroindustrial Mandioca, C.A.	20	2.577.243	2.577.243	2.577.243
Corporación Forestal Orinoco, C.A.	33	769.112	769.112	769.112
Central Cariaco	25,62	88.371	88.371	88.371
Fibras Secundarias, S.A.	33	80.619	80.619	80.619
		3.515.345	3.515.345	3.515.345
Menos – pérdidas por deterioro		(3.515.345)	(3.515.345)	(3.515.345)
		-	-	-

A la fecha de este informe, la Compañía no cuenta con información financiera actualizada de estas compañías.

Participaciones en negocios conjuntos

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, las participaciones en negocios conjuntos se componen de lo siguiente (en miles de bolívares):

	%	2006	2005	2004
Simco Recycling Inc.	50	(2.432.726)	(2.432.726)	(1.110.720)
Manpa Centroamérica, C.A.	50	3.590.794	3.473.021	2.957.761
		1.157.807	1.040.295	1.847.041

4. INVENTARIOS

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, los inventarios se componen de lo siguiente (en miles de bolívares):

	2006	2005	2004
Productos terminados	17.546.419	20.656.984	8.688.241
Productos en proceso	453.208	366.120	73.411
Materias primas	15.155.741	18.567.845	17.322.102
Repuestos	7.810.882	6.998.642	5.661.140
Inventario en tránsito	1.590.584	12.584.822	3.081.668
	42.556.834	59.174.413	34.826.562
Menos – provisión para obsolescencia	(1.663.283)	(1.663.283)	(2.055.479)
	40.893.551	57.511.130	32.771.083

La gerencia estima que los inventarios serán realizados o utilizados a corto plazo, sin embargo, una parte de los inventarios de repuestos podrían ser utilizados en más de un ejercicio.

Los compromisos de compra de materias primas (pulpa de papel y desperdicios) para el año 2006 ascienden a Bs. 9.942 millones.

Para el 30 de junio de 2006 y los años terminados el 31 de diciembre de 2005 y 2004, el movimiento de la provisión para obsolescencia se componen de (en miles de bolívares):

	2006	2005	2004
Saldo inicial	(1.663.283)	(2.055.479)	(1.080.000)
Provisión	-	-	(975.479)
Reverso	-	392.196	-
Saldo final	(1.663.283)	(1.663.283)	(2.055.479)

El reverso de la provisión está fundamentado en nuevos estimados con respecto a la obsolescencia de los inventarios aprovisionados.

5. EFECTOS Y CUENTAS POR COBRAR

Al 31 de diciembre, los efectos y cuentas por cobrar se componen de lo siguiente (en miles de bolívares):

	2006	2005	2004
Comerciales	70.275.189	56.958.238	62.507.057
Compañías relacionadas (Nota 17)	7.294.520	12.413.496	10.946.691
Empleados	813.418	429.642	482.280
Deudores diversos	980.555	872.084	599.333
Impuesto sobre la renta pagado por anticipado	721.566	2.400.339	-
IVA – pagado en exceso (Nota 11)	19.525.506	14.904.864	4.277.288
Crédito fiscal IVA – Neto por compensar (Nota 11)	1.285.501	1.492.571	-
Depósitos dados en garantía	7.523.954	7.523.954	2.533.503
	108.420.209	96.995.188	81.346.152
Menos – provisión para cuentas de cobro dudoso	(1.921.832)	(1.657.917)	(1.949.040)
	106.498.377	95.337.271	79.397.112

El período promedio de crédito otorgado a los clientes nacionales oscila entre 7 y 60 días, y para clientes de exportación entre 60 y 180 días.

La Compañía mantiene una provisión para cuentas de cobro dudoso al nivel que la gerencia considera adecuado de acuerdo con el riesgo potencial de cuentas incobrables. La antigüedad de las cuentas por cobrar y la situación de los clientes son constantemente monitoreadas para asegurar lo adecuado de la provisión en los estados financieros consolidados.

Para los años terminados el 31 de diciembre, el movimiento de la provisión para cuentas de cobro dudoso se compone de (en miles de bolívares):

	2006	2005	2004
Saldo inicial	(1.657.917)	(1.949.040)	(2.999.993)
Provisión	(515.564)	(772.485)	(1.207.193)
Castigos	251.649	1.063.608	2.258.146
Saldo final	(1.921.832)	(1.657.917)	(1.949.040)

La gerencia de la Compañía considera que el importe en libros de las cuentas de deudores comerciales y otras cuentas a cobrar se aproxima a su valor razonable.

Los compromisos de ventas para el año 2006 ascienden a Bs. 26.888 millones.

6. INVERSIONES DISPONIBLES PARA LA VENTA

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2006, las inversiones disponibles para la venta a corto plazo comprenden lo siguiente (en miles de bolívares):

	2006	2005	2004
Inversiones y acciones disponibles para la venta	900.308	902.184	899.770
Bonos disponibles para la venta	-	7.914.592	-
	900.308	8.816.776	899.770

Inversiones y acciones disponibles para la venta

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, las inversiones y acciones disponibles para la venta, comprende lo siguiente (en miles de bolívares):

	2006	2005	2004
Portafolio de inversión	757.702	759.578	677.749
Acciones en:			
Central Portuguesa, S.A.	354.516	354.516	354.516
Corporación Industrial de Energía, C.A. S.A.C.A.	142.606	142.606	222.021
Corporación Forestal Venezuela, C.A.	47.817	47.817	47.817
	1.302.641	1.304.517	1.302.103
Menos – pérdidas por deterioro	(402.333)	(402.333)	(402.333)
	900.308	902.184	899.770

Al 31 de diciembre de 2005, la Compañía mantiene Bs. 77.5 millones de ganancias no realizadas de inversiones y acciones disponibles para la venta, las cuales se presentan netas en la cuenta de "Resultado no realizado en inversiones" en el patrimonio.

Bonos disponibles para la venta

Al 31 de diciembre de 2005, las inversiones disponibles para la venta comprenden lo siguiente (en miles de bolívares):

	Costo de adquisición	Resultado no realizado	Valor razonable
Bono 2016 en US dólares, emitido por la República Bolivariana de Venezuela, con vencimiento el 26/02/2016, con intereses pagaderos semestralmente y cupón de interés fijo a la tasa de 5,75%	4.495.650	(476.539)	4.019.111
Bono 2020 en US dólares, emitido por la República Bolivariana de Venezuela, con vencimiento el 09/12/2020, con intereses pagaderos semestralmente y cupón de interés fijo a la tasa de 6,00%	4.495.650	(600.169)	3.895.481
	8.991.300	(1.076.708)	7.914.592

Al 31 de diciembre de 2005, la Compañía mantiene Bs. 1.076 millones de pérdidas no realizadas de inversiones disponibles para la venta, las cuales se presentan netas en la cuenta de "Resultado no realizado en inversiones" en el patrimonio. Estas pérdidas no realizadas no representan un deterioro permanente del valor de mercado de los bonos. Al 31 de diciembre de 2005, bonos por aproximadamente US$ 2.024 (Bs. 4.351 millones) se encuentran garantizando préstamos recibidos de una institución financiera. (Véase Nota 10)

Resultado no realizado en inversiones

	2006	2005	2004
Inversiones y acciones disponibles para la venta	77.520	77.520	156.935
Bonos disponibles para la venta	(297.067)	(1.076.708)	-
	(219.547)	(999.188)	156.935

7. EFECTIVO Y EQUIVALENTES DE EFECTIVO

Al 30 de junio de 2006 y el 31 de diciembre de 2005 y 2004, el efectivo y equivalentes de efectivo, se componen de lo siguiente (en miles de bolívares):

	2006	2005	2004
Efectivo en caja y bancos	5.233.679	2.808.221	8.347.453
Colocaciones bancarias	18.869.522	13.303.612	14.151.952
	24.103.201	16.111.833	22.499.405

8. PATRIMONIO

Capital social

El capital social de la Compañía comprende Bs. 22.940.094.240 de capital social compuesto por 2.294.009.424 acciones comunes de Bs. 10 cada una, totalmente suscritas y pagadas, registrado ante las autoridades competentes y Bs. 46.692.596.000 de actualización de capital, en moneda constante al 31 de diciembre de 2001, de acuerdo con lo indicado en la nota 1c.

Con fecha 25 de noviembre de 1996, la Junta Directiva aprobó decretar un dividendo en acciones por Bs. 34.816.345.000 (en moneda constante al 31 de diciembre de 2001) con cargo a la cuenta saldo neto actualizado para futuros aumentos de capital, la cual resultó del enjugamiento de las cuentas de actualización de capital, resultado por exposición a la inflación (REI) y utilidades no distribuidas efectuado en 1996, de conformidad con la Publicación Técnica Número 14 (PT 14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, emitiéndose 1.147.004.712 nuevas acciones comunes con valor

nominal de Bs. 10 cada una. De acuerdo con lo resuelto por la Comisión Nacional de Valores, este aumento de capital fue distribuido como dividendos a los accionistas registrados en el libro de accionistas al 02 de enero de 1997, a fin de ser adjudicado y hacerse efectivo el 16 de enero de 1997.

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas aprobó la reclasificación de la partida patrimonial "Saldo neto actualizado para futuros aumentos de capital" a "Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias", todo de acuerdo con la autorización de la Comisión Nacional de Valores según Oficio Nº CNV-OP-033 del 04 de febrero de 2002.

Reserva legal

El Código de Comercio establece el apartado de un 5% de las ganancias netas de las compañías para establecer la reserva legal, hasta que ésta alcance por lo menos un 10% del capital social. Esta reserva no podrá distribuirse como dividendos.

De acuerdo con los requerimientos establecidos en el oficio N° CNV-DCOP-165 de fecha 12 de noviembre de 2001, al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004 la reserva legal pertenece en su totalidad a Manufacturas de Papel, C.A. (MANPA) S.A.C.A..

Resultado acumulado por traducción de filial y negocios conjuntos en el exterior

Al 31 de diciembre, el resultado acumulado por traducción de la filial y negocios conjuntos en el exterior están conformados por lo siguiente (en miles de bolívares):

	2006	**2005**	**2004**
Filial:			
Vencaribbean Paper Products, Ltd.	(347.673)	(347.673)	(322.884)
Negocios Conjuntos:			
Manpa Centroamérica, C.A.	829.702	829.702	472.575
Simco Recycling Inc.	(275.721)	(275.721)	(121.467)
	206.308	206.308	28.224

Dividendos en efectivo

Con fecha 21 de abril de 2006, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 12,00 por acción, para un total de Bs. 27.528.113.080.

Con fecha 17 de marzo de 2005, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 10,00 por acción, para un total de Bs. 22.940.094.240. Igualmente con fecha 07 de octubre de 2005, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 10,00 por acción, para un total de Bs. 22.940.094.240.

Con fecha 26 de marzo de 2004, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 6,00 por acción, para un total de Bs. 13.764.056.544. Igualmente con fecha 01 de octubre de 2004, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120.

Utilidades retenidas

De acuerdo con la reforma parcial a las normas para la elaboración de los estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores, de fecha 25 de marzo de 1997, la Compañía debe revelar las ganancias retenidas y resultado del ejercicio de la entidad matriz y las utilidades retenidas de sus filiales. Al 31 de diciembre de 2005 y 2004, el déficit acumulado de las filiales incluidas en las utilidades retenidas asciende Bs. 7.207 millones y Bs. 7.320 millones, respectivamente. La utilidad neta y las utilidades retenidas de la compañía matriz Manufacturas de Papel, C.A. (MANPA), S.A.C.A., ascienden a Bs. 35.531 millones y Bs. 208.122 millones, respectivamente, al 31 de diciembre de 2005; y Bs. 62.775 millones y Bs. 218.471 millones, respectivamente, al 31 de diciembre de 2004, respectivamente.

De acuerdo con los requerimientos establecidos en el oficio N° CNV-DCOP-165 de fecha 12 de noviembre de 2001, al 31 de diciembre de 2005 y 2004 la utilidad neta incluye Bs. 7.683 millones y Bs. 19.057 millones de gasto de impuesto sobre la renta de la compañía matriz Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectivamente.

American Depositary Receipt (ADR)

El 29 de enero de 1996, la U.S. Securities Exchange Commission autorizó el programa de American Depositary Receipt (ADR), Nivel 1, para MANPA. Los ADR son negociados en el mercado "Over-the-counter" bajo el símbolo "MUPAY", y cada ADR representa 25 acciones ordinarias de Manufacturas de Papel, C.A. MANPA, S.A.C.A.. El Citibank, N.A. actúa como banco depositario, mientras que el Banco Venezolano de Crédito actúa como custodio local. Al 31 de diciembre de 2005, el número de ADR en circulación es de 31.959.483.

9. CONTROL SOBRE INVERSIONES EXTRANJERAS (SIEX)

Al 31 de diciembre de 2005, la Compañía es poseída en un 70,53% por inversionistas extranjeros.

El régimen legal vigente sobre inversiones extranjeras contempla, entre otras cosas, lo siguiente:

a. Los inversionistas extranjeros tienen iguales derechos y obligaciones que los inversionistas nacionales.

b. Las utilidades correspondientes a inversionistas extranjeros podrán ser remitidas al exterior sin limitaciones (Véase Nota 20).

c. Los contratos de importación de tecnología y del uso y explotación de patentes y marcas deben ser registrados ante la SIEX dentro del plazo de sesenta (60) días continuos siguientes a su celebración.

10. EMISIÓN DE PAPELES COMERCIALES Y PRÉSTAMOS A CORTO PLAZO

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, los papeles comerciales y préstamos a corto plazo están conformados por lo siguiente (en miles de bolívares):

	2005	2006	2004
Emisión de papeles comerciales	7.000.000	2.946.531	2.890.210
Préstamos a corto plazo	33.188.503	47.019.985	13.459.268
Documentos por pagar	-	-	2.486.040
	40.188.503	49.966.516	18.835.518

Emisión de obligaciones y papeles comerciales

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, la emisión de papeles comerciales, en función de la moneda en la que están emitidos y su tasa de interés, es como sigue (en miles de bolívares):

	2005	2006	2004
Bolívares:			
Interés fijo	7.000.000	2.946.531	2.890.210

Préstamos a corto plazo

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, los préstamos a corto plazo están representados por (en miles de bolívares):

	2006	2005	2004
Préstamos recibidos de bancos locales, en bolívares, a tasas de interés variable, con amortizaciones mensuales y vencimientos a 30 días renovables.	33.188.503	47.019.985	13.459.268

Al 30 de junio de 2006, la Compañía mantiene líneas de crédito con diferentes instituciones financieras por Bs. 115.905.300, y tiene disponibles Bs. 30.485.571, neto de cartas de crédito vigentes (véase nota 21), los cuales pueden cubrir cualquier compromiso a futuro de la Compañía.

Las tasas de interés promedio derivadas de los préstamos indicados arriba oscilaron entre 10,75% y 15% para el semestre finalizado el 30 de junio de 2006 y 10,5% y 15% para el año 2005 y 12,46% y 15,17% para el año 2004.

11. PROVISIÓN PARA IMPUESTOS

Grupo Fiscal Consolidado

De acuerdo con la legislación fiscal vigente, las Compañías integrantes del grupo consolidado presentan individualmente sus declaraciones de impuestos.

Ejercicios sujetos a inspección fiscal

Al 31 de diciembre de 2005, se encontraban sujetos a revisión por parte de las autoridades fiscales los últimos cuatro años, respecto de los principales impuestos que son de aplicación a las Compañías.

Al 31 de diciembre de 2005, la Compañía tenía incoadas actas de reparo por un importe total aproximado de Bs. 7.324 millones, fundamentalmente por concepto de impuesto sobre la renta, impuesto a los activos empresariales e impuesto al valor agregado. La Compañía ha presentado los oportunos recursos y apelaciones. La gerencia de la Compañía estima que los pasivos que se puedan derivar como resultado de las actas incoadas por la administración fiscal no tendrán un efecto significativo sobre los estados financieros consolidados adjuntos.

Debido a las posibles diferentes interpretaciones que pueden darse a las normas fiscales y los resultados de las inspecciones que en el futuro pudieran llevar a cabo las autoridades fiscales para los años sujetos a revisión, podrían originarse nuevos pasivos fiscales, cuyo importe no es posible cuantificar en la actualidad de una manera objetiva. No obstante, en opinión de la gerencia de la Compañía, la posibilidad de que se materialicen pasivos adicionales significativos por este concepto es remota.

Saldos mantenidos con la Administración Fiscal

Los saldos deudores y acreedores con la Administración Fiscal al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, son los siguientes (en miles de bolívares):

	2006	2005	2004
Cuentas por cobrar:			
Impuesto sobre la renta pagado en exceso	721.566	2.400.339	-
IVA – pagado en exceso	19.525.506	14.904.864	4.277.288
Crédito fiscal IVA – neto por compensar	1.285.501	1.492.571	-
	21.532.573	18.797.774	4.277.288
Cuentas por pagar:			
Impuesto sobre la renta por pagar	613.610	293.748	14.742.783
IVA de terceros retenido por pagar	1.009.814	918.252	740.529
	1.623.424	1.212.000	15.483.312

Con fechas 24 y 28 de noviembre de 2005, la Compañía introdujo ante la Administración Fiscal solicitud de compensación de tributos de IVA pagados en exceso, por Bs. 11.168 millones. De acuerdo con lo establecido en la normativa vigente, la Administración tiene un plazo máximo de 90 días hábiles para pronunciarse sobre tal solicitud. Ante el silencio administrativo por parte de la Administración, la Compañía podrá ejercer acciones ante otras instancias.

Impuesto sobre la renta

La provisión para impuesto sobre la renta al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, se detalla a continuación (en miles de bolívares):

	2006	2005	2004
Impuesto sobre la renta neta fiscal	2.485.887	8.820.272	20.223.124
Menos:			
Rebaja por inversiones en propiedades, planta y equipo y otros créditos	(211.661)	(1.341.708)	(366.847)
	2.274.226	7.478.564	19.856.277
Impuesto sobre la renta de ejercicio anterior	-	829.338	(592.097)
Total impuesto sobre la renta corriente	2.274.226	8.307.902	19.264.180
Impuesto sobre la renta diferido	(2.774.366)	(12.684.919)	(10.838.938)
	(500.140)	(4.377.017)	8.425.242

Durante los años terminados el 31 de diciembre de 2005 y 2004, la tasa efectiva del gasto de impuesto sobre la renta es menor que la tasa fiscal aplicable a la utilidad antes de

impuesto. La naturaleza de esta diferencia se debe a partidas permanentes relacionadas con la determinación de la renta fiscal, cuyos efectos sobre la tasa fiscal aplicable se resumen a continuación (en porcentajes sobre la utilidad antes de impuestos):

	2005		2004	
	Bs.	**%**	**Bs.**	**%**
Impuesto y tasa fiscal aplicable a la utilidad según libros	10.694.824	34	21.118.183	34
Diferencia de base en inventarios y activos fijos	4.961.660	16	8.259.300	13
Ajuste fiscal por inflación	(8.108.928)	(26)	(7.609.773)	(12)
Dividendos recibidos				
Ingresos del exterior				
Otros gastos no deducibles	4.383.932	14	2.028.287	3
Otros ingresos no gravables	(3.111.216)	(10)	(3.107.812)	(5)
Otros netos			(465.061)	(1)
	2005		**2004**	
	Bs.	**%**	**Bs.**	**%**
Efecto de rebaja por inversiones en propiedades, planta y equipos	(1.341.708)	(4)	(366.847)	(1)
Gasto de impuestos y tasa fiscal aplicable a la utilidad según libros	7.478.564	24	19.856.277	31

La legislación fiscal venezolana contempla anualmente el cálculo de un ajuste regular por inflación de las partidas no monetarias y patrimonio, el cual se incluye en la conciliación de la renta neta fiscal como una partida gravable o deducible según sea el caso. En cuanto a las propiedades, planta y equipos y otros activos similares, este ajuste regular por inflación es depreciado o amortizado en el resto de la vida útil fiscal de los activos respectivos. Para el caso de los inventarios, este ajuste es considerado en el costo de venta de los productos una vez consumidos o vendidos. El ajuste regular total del año es determinado mediante la suma algebraica del monto de los diferentes ajustes por inflación de cada partida no monetaria y del patrimonio.

De conformidad con la mencionada legislación, los contribuyentes sujetos al impuesto sobre la renta que celebren transacciones con partes vinculadas en el exterior, deben determinar sus ingresos por las exportaciones efectuadas, y sus costos por los bienes y servicios adquiridos de partes vinculadas en el extranjero, de acuerdo con alguno de los métodos establecidos en dicha legislación. La gerencia efectuó el estudio sobre precios de transferencia requerido para documentar las mencionadas transacciones, el cual no reflejó diferencias importantes en cuanto a los montos incluidos para la determinación de la renta

neta fiscal del año terminado el 31 de diciembre de 2004. La Compañía se encuentra en proceso de efectuar el estudio sobre precios de transferencia correspondiente al año 2005, requerido para documentar las mencionadas transacciones en el exterior. En opinión de la gerencia y de sus asesores, las diferencias en cuanto a los montos incluidos para la determinación de la renta neta fiscal del año terminado el 31 de diciembre de 2005, no serán significativas.

Así mismo, de conformidad con dicha legislación, la Compañía puede trasladar las pérdidas fiscales operativas, distintas a las originadas por el ajuste fiscal por inflación, hasta tres (3) años subsiguientes al ejercicio en que se incurran. El efecto fiscal deducible no compensado del ajuste fiscal por inflación, podrá ser trasladado hasta el año subsiguiente al ejercicio en que se incurra. Al 31 de diciembre de 2005, la Compañía a través de sus filiales Inmuebles 310350, C.A. y Transporte Alpes, S.A. incluyen pérdidas fiscales por inflación trasladables por Bs. 1.210,5 millones.

Según lo establecido en la legislación antes señalada, la Compañía puede trasladar las rebajas por nuevas inversiones en propiedades y equipos hasta tres (3) años subsiguientes al ejercicio en que se incurran.

Al 31 de diciembre de 2005 y 2004, la filial del exterior Vencaribbean Paper Products, Ltd. mantiene pérdidas fiscales trasladables por Bs. 9.476 millones y Bs. 4.245 millones, respectivamente, los cuales no tienen fecha de expiración.

La composición del efecto de las partidas consideradas para la determinación del impuesto sobre la renta diferido al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, se muestra a continuación (en miles de bolívares):

	2006	2005	2004
Pasivo por impuesto sobre la renta diferido			
Diferencias de base sobre propiedades, planta y equipo	71.642.726	74.491.457	84.325.609
Ingresos por arrendamientos sobre la base del efectivo	1.289.889	1.189.084	829.880
	72.932.615	75.680.541	85.155.489
Activo por impuesto sobre la renta diferido			
Diferencias de base sobre inventarios	13.006.390	12.316.343	9.244.579
Provisiones y apartados	5.395.146	5.231.073	4.643.953
Diferencias de base sobre inversiones	1.792.672	1.667.067	3.857.467
Pérdidas fiscales trasladables	918.187	1.836.373	94.886
Créditos fiscales trasladables	44.978	80.077	80.077
	21.157.373	21.130.933	17.920.962
Neto de impuesto diferido	51.775.242	54.549.608	67.234.527

12. CUENTAS POR PAGAR

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, las cuentas por pagar se componen de lo siguiente (en miles de bolívares):

	2006	2005	2004
Comerciales	54.105.761	53.780.859	27.667.140
Partes relacionadas (Nota 17)	7.000.919	8.585.122	5.215.910
Otros	4.848.679	2.229.675	1.024.093
IVA de terceros retenido por pagar	1.009.814	918.252	740.529
Gastos acumulados por pagar	8.306.523	7.284.469	8.466.995
	75.271.696	72.798.377	43.114.667

La cuenta de acreedores comerciales y otras cuentas a pagar incluye principalmente los importes pendientes de pago por compras comerciales y costos relacionados. El período de crédito promedio para las compras de importación oscila entre anticipos y 180 días y nacionales oscila entre anticipos y 65 días, respectivamente.

La Compañía mantiene contratos de licencias con distintos proveedores. Al 31 de diciembre de 2005 y 2004, la Compañía ha registrado en resultados por el uso de tales licencias Bs. 1.505 millones y Bs. 1.781 millones, respectivamente. Dichos contratos establecen, entre otras, las siguientes condiciones:

- El pago de un porcentaje de regalías sobre las ventas netas de los productos licenciados.
- Las deducciones permitidas para el cálculo de las regalías contemplan: las devoluciones en ventas de acuerdo al porcentaje de las ventas brutas establecidos en los contratos; y los impuestos sobre las ventas y los descuentos por volumen.
- En caso de retraso en la realización de los pagos, se deberá cancelar intereses a la tasa más alta permitida por ley.
- El licenciatario tendrá derecho a practicar auditorias de las regalías pagadas, y exigir el pago de los faltantes que encontrare producto de las mismas, más intereses a la máxima tasa permitida por ley. En caso de que de esas auditorias generen un faltante, el licenciado deberá reconocer los gastos de tal auditoria.

13. INGRESOS

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, los ingresos se componen de lo siguiente (en miles de bolívares):

	2006	2005	2004
Ventas de bienes	199.399.576	373.406.646	382.426.108
Ingresos por alquileres	1.120.527	845.910	231.000
Ingresos por servicios	800.807	807.724	495.824
	201.320.910	375.060.280	383.152.932

14. RESULTADOS DEL AÑO

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, los resultados del año de la Compañía incluyen los siguientes saldos deudores (en miles de bolívares):

	2006	2005	2004
Depreciación y amortización	11.610.807	22.299.074	21.584.495
Costo de inventario reconocido en resultados	80.684.911	169.488.295	160.785.492
Beneficios a empleados	26.227.306	42.954.679	32.284.867

15. INFORMACIÓN POR SEGMENTOS DE NEGOCIO

Criterios de segmentación

La información por segmentos se estructura en función de las distintas líneas de negocio de la Compañía.

Segmentos principales de negocio

Las líneas de negocio que se describen seguidamente se han establecido en función de la estructura organizativa de la Compañía en vigor al cierre al 30 de junio de 2006; teniendo en cuenta, por un lado, la naturaleza de los productos y servicios ofrecidos y, por otro, los segmentos de clientes a los que van dirigidos.

La compañía centró sus actividades en las siguientes grandes líneas de negocio:

Papel impresión, escritura y embalaje – La producción de este segmento de negocio está orientada básicamente hacia la manufactura de papel tipo Bond, Bristol, Register, MF y MG, entre otros. La comercialización se realiza en mayor medida bajo la forma de productos finales tales como bolsas, sacos, resmas, resmillas, cuadernos, sobres, y otros productos.

Papel tissue – La planta de papel tissue produce varios grados de este tipo de papel, los cuales son convertidos en productos finales tales como papel higiénico, toallas, servilletas y faciales, en los centros ubicados en Maracay, Venezuela y Trinidad & Tobago.

Servicios y alquileres – Este segmento de negocio está orientado básicamente al mantenimiento de activos destinados para el arrendamiento y servicios de vigilancia.

Corporativos – Los ingresos y gastos que no pueden ser atribuidos específicamente a ninguna línea de carácter operativo o que son el resultado de decisiones que afectan globalmente a la Compañía y, entre ellos, los gastos originados por proyectos y actividades que afectan a varias líneas de negocio y los ingresos de las participaciones estratégicas, se atribuyen a una "Unidad Corporativa", a la que, también, se asignan las partidas de conciliación que surgen al comparar el resultado de integrar los estados financieros de las distintas líneas de negocio con los estados financieros consolidados de la Compañía. Los

costos incurridos por la Unidad Corporativa se prorratean mediante un sistema de distribución interna de costos, entre las distintas líneas de negocio.

Segmento geográfico

Las actividades del grupo se ubican en el mercado venezolano, en Centroamérica y en el Caribe, sin embargo, esta segmentación no reviste importancia a nivel de los estados financieros consolidados dadas las magnitudes de los montos.

Bases y metodología de la información por segmentos de negocio

La información por segmentos que se expone seguidamente se basa en los informes mensuales elaborados por cada una de las divisiones y se genera sistemáticamente en forma mensual.

La estructura de esta información está diseñada como si cada línea de negocio se tratara de un negocio autónomo y dispusiera de recursos propios independientes, que se distribuyen en función del riesgo de los activos asignados a cada línea, conforme a un sistema interno de distribución porcentual de costos.

A continuación se presenta la información por segmentos de estas actividades, para el periodo de seis meses finalizado el 30 de junio de 2006 y los años terminados el 31 de diciembre 2005 y 2004 (en miles de bolívares):

2006	**Papel impresión, escritura y embalaje**	**Papel tissue**	**Servicios y alquileres**	**Eliminaciones**	**Total**
Estado de Resultados					
Ventas locales	97.434.563	93.708.312	1.921.334	-	193.064.209
Ventas de exportación	1.984.205	6.272.496	-	-	8.256.701
Ventas entre segmentos - local	-	-	4.789.490	(4.789.490)	-
Ventas entre segmentos - exportación	92.710	2.661.873	-	(2.754.583)	-
Total ingresos	99.511.478	102.642.681	6.710.824	(7.544.073)	201.320.910
Costos y gastos	93.001.777	91.492.544	6.157.589	(9.027.178)	181.624.732
Resultado de operación	6.509.701	11.150.137	553.235	1.483.105	19.696.178
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	126.773
Ingresos financieros	-	-	-	-	482.298
Gastos financieros y otros	-	-	-	-	(4.325.915)
Resultados antes de impuestos	-	-	-	-	15.979.334
Resultado después de impuestos	-	-	-	-	16.479.474
Depreciación	5.750.624	4.857.088	1.003.095	-	11.610.807
Inversiones de capital	1..357.348	30.745	-	-	1.388.093

2006

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminaciones	Total
Balance general					
Activo					
Activos por segmentos	245.984.746	248.611.676	37.486.343	(27.833.194)	504.249.571
Activos por segmentos corporativos	-	-	-	-	6.899.297
Participaciones en empresas asociadas	1.157.807	-	-	-	1.157.807
Activos corporativos no distribuidos	-	-	-	-	87.492.847
Activo total consolidado					599.799.522
Pasivo					
Pasivos por segmentos	43.528.038	10.390.246	146.574	(27.833.194)	26.231.664
Pasivos por segmentos corporativos	-	-	-	-	9.159.129
Pasivos corporativos no distribuidos	-	-	-		152.111.668
Pasivo total consolidado					187.502.461

Diciembre 2005

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminaciones	Total
Estado de Resultados					
Ventas locales	192.580.704	156.416.297	1.653.634	-	350.650.635
Ventas de exportación	14.247.896	10.161.749	-	-	24.409.645
Ventas entre segmentos - local	-	-	8.226.918	(8.226.918)	-
Ventas entre segmentos - exportación	40.707	5.327.337	-	(5.368.044)	-
Total ingresos	206.869.307	171.905.383	9.880.552	(13.594.962)	375.060.280
Costos y gastos	173.194.361	163.666.603	10.424.202	(12.916.127)	334.369.039
Resultado de operación	33.674.946	8.238.780	(543.650)	(678.835)	40.691.241
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	(919.621)
Ingresos financieros	-	-	-	-	678.654
Gastos financieros y otros	-	-	-	-	(8.989.028)
Resultados antes de impuestos	-	-	-	-	31.461.246
Resultado después de impuestos	-	-	-	-	35.838.263
Depreciación	9.253.411	9.075.817	3.969.846	-	22.299.074
Inversiones de capital	3.482.764	5.970.150	1.405	-	9.454.319
Balance general					
Activo					
Activos por segmentos	260.684.025	250.978.288	42.728.449	(10.068.085)	544.322.677
Activos por segmentos corporativos	-	-	-	-	7.657.232
Participaciones en empresas asociadas	1.040.295	-	-	-	1.040.295
Activos corporativos no distribuidos	-	-	-	-	63.329.500
Activo total consolidado					616.349.704
Pasivo					
Pasivos por segmentos	37.679.175	34.496.330	6.350.101	(20.623.668)	57.901.938
Pasivos por segmentos corporativos	-	-	-	-	187.356
Pasivos corporativos no distribuidos	-	-	-	-	135.694.351
Pasivo total consolidado					193.783.645

Diciembre 2004	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminaciones	Total
Estado de Resultados					
Ventas locales	229.398.076	124.997.520	726.824	-	355.122.420
Ventas de exportación	15.993.564	12.036.948	-	-	28.030.512
Ventas entre segmentos - local	-	-	6.041.004	(6.041.004)	-
Ventas entre segmentos - exportación	345.599	2.392.249	-	(2.737.848)	-
Total ingresos	245.737.239	139.426.717	6.767.828	(8.778.852)	383.152.932
Costos y gastos	180.224.101	130.066.754	8.584.560	(8.471.081)	310.404.334
Resultado de operación	65.513.138	9.359.963	(1.816.732)	(307.771)	72.748.598
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	(369.267)
Ingresos financieros	-	-	-	-	445.324
Gastos financieros y otros	-	-	-	-	(10.712.351)
Resultados antes de impuestos	-	-	-	-	62.112.304
Resultado después de impuestos	-	-	-	-	53.867.062
Depreciación	10.605.028	8.617.980	2.361.487	-	21.584.495
Inversiones de capital	970.397	11.855.044	45	-	12.825.486
Balance general					
Activo					
Activos por segmentos	261.448.840	254.946.852	41.874.871	(17.722.787)	540.547.776
Activos por segmentos corporativos	-	-	-	-	8.443.393
Participaciones en empresas asociadas	1.847.041	-	-	-	1.847.041
Activos corporativos no distribuidos	-	-	-	-	36.003.159
Activo total consolidado					586.841.369
Pasivo					
Pasivos por segmentos	18.068.520	26.457.136	6.662.035	(22.955.877)	28.231.814
Pasivos por segmentos corporativos	-	-	-	-	10.235.333
Pasivos corporativos no distribuidos	-	-	-	-	114.788.199
Pasivo total consolidado					153.255.346

16. ARRENDAMIENTOS OPERATIVOS

La Compañía como arrendador

Los ingresos procedentes de arrendamientos de inmuebles ascendieron a Bs. 1.121 millones para el período de seis meses terminado el 30 de junio de 2006 (Bs. 846 millones de bolívares en diciembre de 2005 y Bs. 231 millones en diciembre de 2004).

Los inmuebles que se encuentran bajo arrendamientos operativos están sujetos a compromisos de arrendamiento que van de uno (1) a dos (2) años, y los incrementos de precios se rigen por el Índice de Precios al Consumidor de Área Metropolitana de Caracas (IPC); la gerencia de la Compañía estima que los contratos vigentes al 31 de diciembre de 2005 serán renovados automáticamente.

Al 31 de diciembre, la Compañía ha contratado con los arrendatarios las siguientes cuotas de arrendamiento mínimas (en miles de bolívares):

	2005	2004
Menos de un año	2.139.036	845.910
Hasta dos años	4.278.074	1.691.819
	6.417.110	2.537.729

En los meses de diciembre de 2005 y enero de 2006, la Compañía celebró contratos de arrendamientos por otros bienes inmuebles poseídos, los cuales se encontraban fuera de uso en el año 2005 (véase Nota 2).

La Compañía como arrendatario

La Compañía tiene contratos de arrendamientos de bienes muebles que se utilizan en la operación; sin embargo, los mismos no revisten importancia para los estados financieros consolidados.

17. TRANSACCIONES Y SALDOS CON PARTES RELACIONADAS

La Compañía y sus filiales tienen saldos y efectúan transacciones importantes con empresas relacionadas; debido a estas relaciones, es posible que los términos acordados entre las partes no fueran los mismos a aquellos que pudieran resultar de transacciones con empresas no relacionadas entre sí.

Durante los años 2005 y 2004, la Compañía y sus filiales realizaron las siguientes transacciones significativas con partes relacionadas, en el curso normal de sus operaciones (en miles de bolívares):

	2005	2004
Ventas de inventarios	9.332.460	7.618.484
Compras de inventarios	9.172.106	16.785.609
Compras de energía eléctrica	17.426.164	14.029.667
Servicios administrativos	25.340	24.320

Producto de estas transacciones, y otras de menor importancia, se generaron los siguientes saldos por cobrar y por pagar (en miles de bolívares):

	2005	2005	2004
Cuentas por cobrar:			
MANPA Centroamérica, C.A. (negocio conjunto)	1.889.028	7.011.952	6.499.132
Simco Recycling, Inc. (negocio conjunto)	4.858.011	4.816.468	3.884.667
Agroindustrial Mandioca, C.A. (empresa asociada)	268.253	342.150	380.327
Corporación Industrial de Energía, C.A. S.A.C.A.	225.907	203.848	150.409
Turboven Maracay Company Inc. Sucursal *	32.674	31.117	31.117
Agropecuaria Mandioca, C.A. (empresa asociada)	1.040	1.040	1.039
Turbogeneradores Maracay, C.A. *	19.607	6.921	-
	7.294.520	12.413.496	10.946.691
Cuentas por pagar:			
Simco Recycling, Inc. (negocio conjunto)	3.306.448	4.290.388	2.629.056
Turbogeneradores Maracay, C.A. *	-	3.411.542	2.459.717
MANPA Centroamérica, C.A. (negocio conjunto)	3.558.009	763.250	-
Turboven Maracay Company Inc. *	101.746	100.160	100.160
Turboven Cagua Company Inc. *	19.782	19.782	19.782
Agroindustrial Mandioca, C.A. (empresa asociada)	14.934	-	7.195
	7.000.919	8.585.122	5.215.910

* Estas compañías son filiales de Corporación Industrial de Energía, C.A. S.A.C.A.

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, la Compañía no ha creado provisión alguna para insolvencias en relación con los montos por cobrar a compañías relacionadas, por considerar que no hay dudas sobre la recuperación de los mismos.

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, la Compañía no ha otorgado garantías a entidades financieras por cuenta de las compañías relacionadas.

18. RETRIBUCIONES A LA JUNTA DIRECTIVA Y ADMINISTRADORES

Junta Directiva

La Cláusula Nº 14 de los Estatutos de la Compañía establece que los miembros de la Junta Directiva percibirán por concepto de participación en el beneficio del ejercicio de la

sociedad, el 1% de la utilidad. El importe pagado en el año 2005 a la Junta Directiva por este concepto ascendió a Bs. 469,7 millones (Bs. 226,4 millones en el año 2004).

Adicionalmente, la Cláusula Nº 9 de los Estatutos de la Compañía establece que los miembros de la Junta Directiva percibirán por su asistencia a la Junta Directiva una dieta de 200 unidades tributarias El valor de las unidades tributarias vigentes durante los años terminados al 31 de diciembre de 2005 y 2004 fue de Bs. 29.400 y Bs. 24.700 en el 2005, y Bs. 24.700 Bs. 19.400 en el 2004, respectivamente. El importe pagado por este concepto al 31 de diciembre de 2005 fue de Bs. 1.058,4millones(Bs. 829,9 millones en el año 2004).

Retribuciones salariales

Las retribuciones por concepto de sueldos, otros beneficios al personal y honorarios profesionales percibidas en el año 2005 por las 41 personas de la Compañía con responsabilidad ejecutiva (administradores) ascendieron a unos Bs. 5.349,7 millones (unos Bs. 4.458,1 millones en el año 2004 por 40 personas).

Compromisos por seguros y otros conceptos

Las retribuciones post-empleo, algunos de los actuales y anteriores administradores de la Compañía son beneficiarios o tomadores de seguros cuyo costo corre a cargo de la Compañía. El importe cargado a resultados por este concepto en el año 2005 ascendió a Bs. 42,3 millones, aproximadamente (Bs. 34,9 millones en el año 2004).

Al 31 de diciembre, las retribuciones a la Junta Directiva y administradores están compuestas como sigue:

	2005	**2004**
Retribuciones a corto plazo a administradores	4.814.730	4.012.275
Prestaciones post empleo	534.970	445.808
Retribuciones a la Junta Directiva	1.528.183	1.056.348

19. GERENCIA DE RIESGO

Riesgos de interés, tipo de cambio y precios

La Compañía está expuesta continuamente a riesgos de crédito, de tipo de cambio, de tasas de interés y de fluctuaciones de precios, sin embargo, la gerencia permanentemente monitorea dichos riesgos e implementa los procedimientos operativos y financieros necesarios para minimizar los mismos.

La mayor parte de las ventas de la Compañía están dirigidas hacia el mercado local, mientras que parte de los costos están denominados en dólares, por lo que las variaciones entre la tasa de inflación local y la tasa de devaluación pueden tener incidencia en los márgenes operativos.

El riesgo de tasa de interés es manejado a través de una política de endeudamiento conservadora. Actualmente la gerencia no prevé ningún cambio significativo en su exposición a cambios en las tasas de interés o en la estrategia actual para el manejo de dicho riesgo.

La Compañía está sujeta a riesgos en precios de la principal materia prima, y entre ellos el más significativo es el precio de la pulpa. Los precios de venta de productos de papel están influenciados en parte por el precio de mercado de la pulpa, el cual está determinado por la oferta y la demanda en la industria. Específicamente los incrementos en el precio de la pulpa podrían afectar negativamente las ganancias si los precios de venta no pueden ser ajustados. Los instrumentos derivados no han sido utilizados para manejar estos riesgos.

Durante el período de seis meses terminado el 30 de junio de 2006, la Compañía no realizó operaciones de cobertura (hedging) y no ha identificado instrumentos que puedan calificarse como derivados.

Riesgos de crédito

Los instrumentos financieros que someten parcialmente a la Compañía a concentraciones de riesgo de crédito consisten principalmente en inversiones temporales en efectivo y cuentas por cobrar comerciales. La Compañía coloca sus inversiones temporales en distintas instituciones financieras y por política limita el monto de riesgo de crédito. Las

concentraciones de riesgo de crédito con respecto a cuentas por cobrar comerciales son limitadas debido al gran número de clientes que posee la Compañía. Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004 la Compañía no posee concentraciones significativas de riesgos de crédito distintas a las anteriormente señaladas.

Control de precios

Con fecha 6 de febrero de 2003, el Ejecutivo Nacional decretó control de precios sobre bienes y servicios de primera necesidad, entre los cuales se incluyen ciertos productos elaborados por la Compañía.

20. ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

A partir de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela han celebrado diversos Convenios Cambiarios, en los cuales se establecen el Régimen para la Administración de Divisas, y el tipo de cambio que regirá las operaciones establecidas en dichos convenios. A partir de esa fecha, la Comisión de Administración de Divisas (CADIVI), se encarga de la coordinación, administración, control y establecimiento de requisitos, procedimientos y restricciones que requiera la ejecución de dichos convenios. Hasta la fecha, CADIVI ha emitido varias normativas relacionadas con los registros, lineamientos, requisitos y condiciones relativas al régimen de administración de divisas.

La Compañía ha venido efectuando los trámites necesarios para acceder a las divisas destinadas al pago de sus obligaciones en moneda extranjera derivadas de importaciones de bienes y servicios y dividendos. La obtención de las divisas necesarias para las operaciones en moneda extranjera que efectúa la Compañía en el curso normal de sus operaciones dependerá: (1) de la aprobación de los registros y solicitudes efectuadas ante las instituciones respectivas; (2) de la disponibilidad de divisas que se establecerá en la aplicación de la Normativa antes indicada; y (3) de las acciones de la Compañía para obtener acceso a aquellas divisas necesarias no solicitadas ante las instituciones respectivas, o de aquellas cuyas solicitudes sean rechazadas por dichas instituciones.

A continuación se describen los activos y pasivos monetarios en moneda extranjera al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, registrados en bolívares a la tasa de cambio oficial de Bs. 2.150,00 y Bs. 1.920,00 por US$ 1,00, respectivamente, (en miles de dólares estadounidenses):

	2006	2005	2004
		(En miles de US$)	
Activo:			
Efectivo e inversiones temporales	7.498	5.701	10.491
Inversiones disponibles para la venta	352	4.035	345
Cuentas por cobrar comerciales	1.751	1.325	8.937
Cuentas por cobrar a compañías relacionadas	3.229	5.600	5.482
Depósitos dados en garantía	3.500	3.500	1.320
Anticipos a proveedores y deudores diversos	799	1.372	1.556
	17.129	21.533	28.131
		(En miles de US$)	
Pasivo:			
Documentos por pagar	-	-	1.295
Cuentas por pagar comerciales	19.703	19.576	11.027
Cuentas por pagar a compañías relacionadas	1.538	2.350	1.369
Gastos acumulados por pagar y otras	742	1.270	1.736
	21.983	23.196	15.427

21. COMPROMISOS Y CONTINGENCIAS

Fianzas y garantías otorgadas

Para garantizar obligaciones, la Compañía al 31 de diciembre de 2005 ha otorgado fianzas de instituciones bancarias por un monto de Bs. 26 millones. Asimismo, la Compañía ha otorgado fianzas a favor de la Comisión de Administración de Divisas (CADIVI) por un monto de US$ 290 mil.

En virtud del contrato de venta de los activos relacionados con los proyectos forestales, una filial se constituyó en fiadora solidaria y principal pagadora de la Compañía frente al comprador para garantizarle a este último todas y cada una de las obligaciones asumidas por la Compañía. A la fecha, dicha fianza asciende a la cantidad US$ 350 mil venciéndose al 30 de abril de 2006, actualmente en proceso de liberación. A efectos de garantizar la fianza antes señalada, la filial constituyó una hipoteca de primer grado a favor del comprador por US$ 446 mil, sobre inmuebles de su propiedad constituidos por las plantas 4 y 5 de la Torre

Country Club; así mismo se ha convenido que en el caso de venta de los inmuebles gravados, esta garantía será sustituida por una garantía sobre títulos valores cotizados en la Bolsa de Valores de Caracas.

Cartas de crédito abiertas

La Compañía ha solicitado la apertura de cartas de crédito con instituciones financieras para la adquisición de materias primas y suministros. Al 31 de diciembre de 2005, las cartas de crédito abiertas por estos conceptos alcanzan US$ 13,17 millones. (Bs. 28.324 millones).

Contingencias

Al 31 de diciembre de 2005 cursan por ante los tribunales del país ciertas demandas civiles y laborales en contra de la Compañía, por Bs. 1.408 millones aproximadamente, y para los cuales se han efectuado los escritos de descargo correspondientes. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar estas demandas, y estiman que la resolución final de las mismas no tendrá efectos importantes sobre los estados financieros consolidados.

Al 31 de diciembre de 2005 y 2004, se encuentran en espera de decisión ante el Tribunal Supremo de Justicia los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 567 mil introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas). La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

Con fecha 26 de agosto de 2003, la Compañía fue notificada de un procedimiento administrativo por parte de la Dirección de Inspección y Fiscalización del Ministerio de Finanzas, por incumplimiento en la entrega de los comprobantes de venta de divisas al Banco Central de Venezuela por las exportaciones realizadas durante la vigencia del control de cambio (años 1994 a 1996), por un monto de US$ 5.321.716, correspondiente al 90% del valor FOB de las declaraciones de aduana. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

3.2. Estados Financieros Consolidados Auditados por Contadores Públicos Independientes al 31 de Diciembre de 2005 y 2004.

Deloitte.

Lara Marambio & Asociados
Torre Venezuela, Piso 3, Oficinas 3A y D,
Avda. Bolívar Norte, Urb. La Alegría,
Apartado 3647, Valencia 2002
Estado Carabobo – Venezuela

Tel: (58-41) 824 27 90
824 26 57
Fax: (58-41) 823 41 19
www.deloitte.com/ve

DICTAMEN DE LOS CONTADORES PÚBLICOS INDEPENDIENTES

A la Junta Directiva de

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Hemos efectuado las auditorias de los balances generales consolidados de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2005 y 2004, y de los estados conexos consolidados de resultados y de movimiento en las cuentas de patrimonio y de flujos de efectivo por los años terminados en esas fechas, en bolívares y según Normas Internacionales de Información Financiera (NIIF). Estos estados financieros consolidados fueron preparados por, y son responsabilidad de, la gerencia de la Compañía. Nuestra responsabilidad es expresar una opinión sobre esos estados financieros con base en nuestras auditorias.

Efectuamos nuestras auditorias de acuerdo con las normas de auditoria de aceptación general en Venezuela. Esas normas requieren que planifiquemos y realicemos la auditoria para obtener una seguridad razonable sobre si los estados financieros están exentos de errores significativos. Una auditoria incluye el examen, basado en pruebas selectivas, de evidencia que respalda los montos y revelaciones en los estados financieros. También, una auditoria incluye la evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la gerencia, así como la evaluación de la completa presentación de los estados financieros. Consideramos que nuestras auditorias proporcionan una base razonable para sustentar nuestra opinión.

En nuestra opinión, los estados financieros consolidados antes mencionados presentan razonablemente, en todos sus aspectos substanciales, la situación financiera de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2005 y 2004, y los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas, de conformidad con las Normas Internacionales de Información Financiera (NIIF).

Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión Nº 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de sus estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las Resoluciones Nº 157-2004 y 177- 2005, emitidas por la Comisión Nacional de Valores (CNV). Conforme con lo exigido en la NIIF 1, los estados financieros consolidados y sus notas explicativas del año 2004, previamente reportados en nuestro informe de fecha 14 de febrero de 2005, fueron reestructurados para adecuarlos a la misma base utilizada para reportar el año 2005.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo
Contador Público
CPC Nº 10.171
CNV Nº S-796

Venezuela, 24 de febrero de 2006

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS
31 DE DICIEMBRE DE 2005 Y 31 DE DICIEMBRE DE 2004
(Expresados en miles de bolívares)

	NOTAS	2005	2004
ACTIVO			
ACTIVO NO CORRIENTE:			
Propiedades, planta y equipo - neto	2	432.900.402	444.876.361
Participaciones en asociadas y negocios conjuntos	3	1.040.295	1.847.041
Total activo no corriente		433.940.697	446.723.402
ACTIVO CORRIENTE:			
Gastos pagados por anticipado		1.111.934	698.345
Inventarios	4	57.511.130	32.771.083
Anticipos a proveedores		3.520.063	3.852.252
Efectos y cuentas por cobrar - neto	5	95.337.271	79.397.112
Inversiones disponibles para la venta	6	8.816.776	899.770
Efectivo y equivalentes de efectivo	7	16.111.833	22.499.405
Total activo corriente		182.409.007	140.117.967
TOTAL		616.349.704	586.841.369
PATRIMONIO Y PASIVO			
PATRIMONIO:	8 y 9		
Capital social		69.632.690	69.632.690
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior		206.308	28.224
Utilidades retenidas:			
Reserva legal		6.963.269	6.963.269
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias		119.593.551	119.593.551
No distribuidas		227.169.429	237.211.354
Resultado no realizado en inversiones	6	(999.188)	156.935
Total patrimonio		422.566.059	433.586.023
PASIVO NO CORRIENTE:			
Apartado para prestaciones de antigüedad, neto de anticipos a largo plazo		3.572.106	2.487.419
Impuesto sobre la renta diferido	11	54.549.608	67.234.527
Total pasivo no corriente		58.121.714	69.721.946
PASIVO CORRIENTE:			
Apartado para prestaciones de antigüedad, neto de anticipos a corto plazo		3.869.781	2.694.704
Documentos por pagar	10	-	2.486.040
Papeles comerciales	10	2.946.531	2.890.210
Préstamos a corto plazo	10	47.019.985	13.459.268
Dividendos por pagar	8	8.733.509	4.145.728
Impuesto sobre la renta por pagar	11	293.748	14.742.783
Cuentas por pagar	12	72.798.377	43.114.667
Total pasivo corriente		135.661.931	83.533.400
Total pasivo		193.783.645	153.255.346
TOTAL		616.349.704	586.841.369

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2005 Y 2004
(Expresados en miles de bolívares)

	NOTAS	2005	2004
Ingresos por ventas	13	375.060.280	383.152.932
Costo de ventas	14	284.444.405	270.855.826
Utilidad bruta		90.615.875	112.297.106
Costos y gastos:			
Gastos de ventas	14	30.939.453	22.282.173
Gastos generales y administrativos	14 y 18	18.985.181	17.608.086
Utilidad en venta de activos		-	(341.751)
		49.924.634	39.548.508
Utilidad en operaciones		40.691.241	72.748.598
Participación en resultados de negocios conjuntos	3	(919.621)	(369.267)
Costos financieros		(4.664.484)	(3.013.243)
Ingresos financieros		678.654	445.324
Diferencias en cambio - neto	20	3.565.400	2.954.693
Pérdida en operaciones de permuta con títulos valores		(3.671.665)	(7.411.275)
Otros ingresos (egresos):			
Provisión para inversiones		-	366.311
Pérdida neta en contrato de cobertura en moneda extranjera		-	(417.348)
Comisiones ADR		(505.370)	(646.810)
Impuesto al débito bancario		(3.089.757)	(3.105.931)
Otros - neto		(623.152)	561.252
		(9.229.995)	(10.636.294)
Utilidad antes de impuestos		31.461.246	62.112.304
Impuesto sobre la renta	11	4.377.017	(8.425.242)
Utilidad neta		35.838.263	53.687.062
Utilidad neta por acción:			
Básica	1	15,62	23,40
Diluida	1	15,62	23,40

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS DE MOVIMIENTO CONSOLIDADOS EN LAS CUENTAS DE PATRIMONIO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2005 Y 2004
(Expresados en miles de bolívares)

	Capital social	Resultado acumulado por traducción de filial y negocios conjuntos	Utilidades retenidas: Reserva legal	Utilidades retenidas: Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias	Utilidades retenidas: No distribuidas	Resultado no realizado en inversiones	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2003	69.632.690	-	6.963.269	119.593.551	208.758.395	-	404.947.905
Valor razonable de inversiones disponibles para la venta	-	-	-	-	-	156.935	156.935
Resultado por traducción	-	28.224	-	-	-	-	28.224
Pérdida reconocida directamente en el patrimonio	-	28.224	-	-	-	156.935	185.159
Utilidad neta del año	-	-	-	-	53.687.062	-	53.687.062
Total utilidades y pérdidas reconocidas en el año	-	28.224	-	-	53.687.062	156.935	53.872.221
Dividendos decretados	-	-	-	-	(25.234.103)	-	(25.234.103)
SALDOS AL 31 DE DICIEMBRE DE 2004	69.632.690	28.224	6.963.269	119.593.551	237.211.354	156.935	433.586.023
Valor razonable de inversiones disponibles para la venta	-	-	-	-	-	(1.156.123)	(1.156.123)
Resultado por traducción	-	178.084	-	-	-	-	178.084
Pérdida reconocida directamente en el patrimonio	-	178.084	-	-	-	(1.156.123)	(978.039)
Utilidad neta del año	-	-	-	-	35.838.263	-	35.838.263
Total utilidades y pérdidas reconocidas en el año	-	178.084	-	-	35.838.263	(1.156.123)	34.860.224
Dividendos decretados	-	-	-	-	(45.880.188)	-	(45.880.188)
SALDOS AL 31 DE DICIEMBRE DE 2005	69.632.690	206.308	6.963.269	119.593.551	227.169.429	(999.188)	422.566.059

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2005 Y 2004
(Expresados en miles de bolívares)

	NOTAS	2005	2004
ACTIVIDADES OPERACIONALES:			
Utilidad neta		35.838.263	53.687.062
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:			
Diferencias en cambio - neto	20	(3.565.400)	(2.954.693)
Participación en resultados de negocios conjuntos		919.621	369.267
Impuesto sobre la renta diferido	11	(12.684.919)	(10.838.938)
Provisión para impuestos	11	8.307.902	19.264.180
Resultado no realizado en inversiones		(1.156.123)	156.935
Resultado por traducción de filial y negocios conjuntos		(803.587)	(1.876.643)
Resultado en venta de propiedades, planta y equipo	2	-	341.751
Costos financieros		4.664.484	3.013.243
Ingresos financieros		(678.654)	(445.324)
Depreciación	2	22.299.074	21.584.495
Flujos de efectivo operativos antes de los movimientos de capital de trabajo		53.140.661	82.301.335
Cambios en activos y pasivos operacionales:			
Disminución (aumento) en:			
Efectos y cuentas por cobrar		(12.204.966)	(23.103.766)
Anticipos a proveedores		1.873.901	(600.012)
Inventarios		(24.740.047)	6.146.674
Gastos pagados por anticipado		(413.589)	108.981
Aumento (disminución) en:			
Cuentas por pagar		26.397.944	(8.106.374)
Apartado para prestaciones por antigüedad, neto de pagos		2.259.764	696.779
Intereses pagados		(3.246.770)	(2.751.837)
Intereses cobrados		678.654	445.324
Impuestos pagados		(22.756.937)	(11.182.257)
Efectivo neto provisto por las actividades operacionales		20.988.615	43.954.847
ACTIVIDADES DE INVERSIÓN:			
Aumento en inversiones disponibles para la venta	6	(7.917.006)	(791.970)
Adquisición de propiedades, planta y equipo	2	(9.454.319)	(12.825.486)
Efectivo neto usado por las actividades de inversión		(17.371.325)	(13.617.456)
ACTIVIDADES DE FINANCIAMIENTO:			
Aumento en préstamos a corto plazo	10	32.143.003	2.518.700
Importe de la emisión de papeles comerciales	10	8.808.700	11.937.900
Amortización de papeles comerciales	10	(8.752.379)	(14.475.232)
(Disminución) aumento en documentos por pagar	10	(2.486.040)	1.263.309
Dividendos en efectivo	8	(41.292.407)	(26.267.362)
Efectivo neto usado por las actividades de financiamiento		(11.579.123)	(25.022.685)
(DISMINUCIÓN) AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO		(7.961.833)	5.314.706
EFECTO DE DEVALUACIÓN EN EL EFECTIVO Y EQUIVALENTES DE EFECTI\	7	1.574.261	3.418.780
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO	7	22.499.405	13.765.919
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO		16.111.833	22.499.405

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C. A. (MANPA) S. A. C. A. Y FILIALES

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2005 y 2004
(En miles de bolívares)

1. ORGANIZACIÓN Y POLÍTICAS CONTABLES SIGNIFICATIVAS

Organización – La sociedad dominante Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es una sociedad constituida en la República Bolivariana de Venezuela de conformidad con el Código de Comercio Venezolano y la Ley de Mercado de Capitales, siendo su objeto social producir y comercializar papel en todas sus formas.

Adopción de las Normas Internacionales de Información Financiera (NIIF) – Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión Nº 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones Nº 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

Los estados financieros consolidados adjuntos han sido preparados sobre la base de las Normas Internacionales de Información Financiera (NIIF) que incluye las Normas Internacionales de Información Financiera (NIIF), Normas Internacionales de Contabilidad (NIC), Interpretaciones del Comité Permanente de Interpretación (SIC) y del Comité de Interpretación de las Normas Internacionales de Información Financiera (IFRIC), emitidas por el Consejo de Normas Internacionales de Contabilidad (IASB) que son efectivas para los ejercicios que comenzaron el 01 de enero de 2005.

Esta normativa supone, con respecto a la que se encontraba en vigor al tiempo de formularse los estados financieros consolidados de la Compañía del año 2004, entre otras cosas, lo siguiente:

- importantes cambios en las políticas contables, criterios de valoración y forma de presentación de los estados financieros que forman parte de los estados financieros consolidados anuales, y
- un incremento significativo en la información facilitada en la memoria de los estados financieros anuales consolidados.

En la Nota 22 se muestra la conciliación exigida por la NIIF 1 entre los estados financieros consolidados del año terminado el 31 de diciembre de 2004 y que, por tanto, figuran en los estados financieros consolidados de la Compañía correspondientes a ese ejercicio, y los estados financieros consolidados determinados de acuerdo con la nueva normativa.

Se consideró como fecha de transición el 01 de enero de 2004, para efectos de la preparación del primer juego de los estados financieros al 31 de diciembre de 2005 bajo NIIF. Conforme con lo exigido en la NIIF 1, la información contenida en los estados financieros consolidados y notas explicativas referidas al año 2004 se presenta, a efectos comparativos, con la información similar relativa al año 2005.

A la fecha de emisión de estos estados financieros consolidados, las siguientes normas e interpretaciones fueron emitidas pero serán efectivas a partir del 1 de enero de 2006:

- NIIF 7 – Instrumentos financieros - información a revelar.
- IFRIC 4 – Determinación de si un contrato contiene un arrendamiento.
- Revisión de la NIC 1 – Presentación de los estados financieros - información a revelar sobre el capital.
- Revisión de la NIC 39 – Instrumentos financieros - reconocimiento y valoración.

La gerencia de la Compañía está en proceso de evaluar los impactos de las normas anteriores sobre los estados financieros consolidados adjuntos.

Aprobación de los estados financieros consolidados – Los estados financieros consolidados correspondientes al año terminado el 31 de diciembre de 2004, preparados de conformidad con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores, fueron aprobados por la Asamblea

de Accionistas el 17 de marzo de 2005. Los estados financieros consolidados correspondientes al año terminado el 31 de diciembre de 2005, se encuentran pendientes de aprobación. No obstante, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. entiende que los mismos serán aprobados sin cambios significativos.

Políticas contables significativas – Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. ***Responsabilidad de la información y estimaciones realizadas*** – La información contenida en estos estados financieros consolidados es responsabilidad de la Junta Directiva y Gerencia de la Compañía. Para la elaboración de los mismos, se han utilizado ciertas estimaciones realizadas para cuantificar algunos de los activos, pasivos, ingresos, gastos y compromisos que figuran registrados en ellos. Básicamente, estas estimaciones se refieren a:

- Las pérdidas por deterioro de determinados activos (Notas 3, 4, 5 y 6),
- La vida útil de las propiedades, planta y equipo (Notas 2),
- La valoración del fondo de comercio (Nota 3),
- Los valores razonables de los activos y pasivos financieros (Notas 5, 10 y 12),
- Acumulaciones estimadas por pagar (Nota 12),
- Probabilidad de las contingencias (Notas 11 y 21),
- Control de cambio y su impacto sobre los activos, pasivos, obligaciones en moneda extranjera y dividendos a los accionistas (Nota 20),
- Control de precios sobre ciertos productos comercializados por la Compañía (Nota 19).

A pesar de que estas estimaciones se realizaron en función de la mejor información disponible al 31 de diciembre de 2005 sobre los hechos analizados, es posible que acontecimientos que puedan tener lugar en el futuro obliguen a modificarlas en próximos ejercicios; lo que se haría, conforme a lo establecido en la NIC 8, de forma prospectiva reconociendo los efectos del cambio de estimación en las correspondientes cuentas de resultados consolidadas.

b. ***Consolidación*** – Los estados financieros consolidados adjuntos incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago), Valores y Acciones 1003, C.A. y sus Filiales: Inmuebles 310350, C.A. y Seguridad Industrial y Forestal, C.A. (Seinforca) (domiciliadas en Venezuela), y Transporte Alpes, C.A. (domiciliada en Venezuela). Las compañías Manufacturas de Papel de Centroamérica, C.A. (domiciliada en Costa Rica) y Simco Recycling, Inc. (domiciliada en Estados Unidos de Norteamérica), ambas poseídas en un 50%, fueron consideradas negocios conjuntos de acuerdo con la NIC 31, y se registraron a través del método de participación.

Todas las transacciones significativas entre compañías han sido eliminadas en la consolidación.

c. ***Efectos de la inflación*** – La moneda funcional de la Compañía es el bolívar. Una vez revisada la NIC 29 "Información Financiera en Economías Hiperinflacionarias" y otras literaturas consultadas, y hechos los análisis de la inflación acumulada a la fecha de la transición y periodos posteriores, la Compañía determinó que la economía venezolana dejó de ser hiperinflacionaria a partir del 01 de enero de 2002.

Producto de lo anterior, algunos montos de activos y pasivos no monetarios, al 31 de diciembre de 2001, en moneda constante a esa fecha, fueron considerados como la nueva base contable de estas partidas.

d. ***Traducción de los estados financieros de la filial y negocios conjuntos en el exterior.*** – La Compañía determinó la moneda funcional de las filiales del exterior, de acuerdo con la NIC 21"Efecto de las Variaciones en los Tipos de Cambios de la Moneda Extranjera". En consecuencia, para su incorporación en la información financiera adjunta, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias y no monetarias del balance general a la tasa de cambio corriente, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente.

Los efectos de incluir los estados financieros de las filiales traducidos a bolívares mediante esta metodología, se muestran en el patrimonio como Resultado acumulado por traducción de filial y negocios conjuntos.

e. ***Participación en asociadas*** – Una empresa asociada es aquella en la que la Compañía tiene capacidad para ejercer una influencia significativa; sin control ni control conjunto mediante su participación en las decisiones y políticas operativas de la empresa asociada. Habitualmente, esta capacidad se manifiesta en una participación (directa o indirecta) igual o superior al 20% de los derechos de voto de la entidad participada.

Excepcionalmente, las siguientes entidades, de las que se posee un 20 % o más de sus derechos de voto no se consideraron entidades asociadas al Grupo:

Entidad	% de derechos a voto	Razón por la que no se considera Asociada
Agroindustrial Mandioca, C.A.	20	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Corporación Forestal Orinoco, C.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Fibras Secundarias, S.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Central Cariaco	25,62	La Compañía no posee influencia significativa sobre las operaciones de la asociada.

La Compañía ha creado una provisión por deterioro igual al valor en libros de la inversión. La Compañía no tiene obligación alguna de respaldar financieramente tales entidades.

Participación en negocios conjuntos – Un negocio conjunto consiste en un convenio contractual en el que la Compañía y otras partes emprenden una actividad económica sujeta a control conjunto. Los acuerdos de negocios conjuntos que involucren el establecimiento de una entidad aparte, en la que cada participante posea

intereses, se identifican como entidades controladas conjuntamente. Las ganancias y pérdidas se eliminan conforme a la participación de la Compañía en el negocio conjunto, con excepción de aquellos casos en los que las pérdidas no realizadas proporcionen evidencia de algún deterioro del activo asignado.

De conformidad con la NIC 31, la Compañía optó por valorar las entidades consideradas negocios conjuntos, por el método de participación.

f. ***Propiedades, planta y equipo*** – Las propiedades, planta y equipo se presentan al costo atribuido menos depreciación y cualquier pérdida por deterioro de valor reconocida. La depreciación se calcula con base en el método de línea recta sobre la vida útil restante estimada por la Compañía y estudios técnicos avalados por peritos independientes.

Las sustituciones o renovaciones de elementos completos que aumentan la vida útil del activo en objeto, o su capacidad económica, se contabilizan como mayor importe del activo, con el consiguiente retiro contable de los elementos sustituidos o renovados. Los gastos periódicos de mantenimiento, conservación y reparación, se imputan a los resultados en la medida que se incurren.

La depreciación se calcula con base en el método de línea recta sobre la vida útil estimada de los distintos activos, según lo siguiente, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida útil indefinida y que, por tanto, no son objeto de depreciación:

	Años
Edificios	10-30
Maquinarias y equipos	7-20
Vehículos	3-6
Muebles, enseres y otros	3-5

La gerencia de la Compañía considera que el valor contable de los activos no supera el valor recuperable de los mismos.

Los costos por intereses directamente imputables a la adquisición, construcción o producción de activos calificados, que necesariamente precisan de un período de tiempo sustancial para estar preparados para su uso o venta previstos, se añaden al costo de dichos activos, hasta el momento en que los activos estén sustancialmente preparados para su uso. Los ingresos procedentes de inversiones obtenidos en la inversión temporal de préstamos específicos que aún no se han invertido en tales activos, se deducen de los costos por intereses aptos para la capitalización.

9. ***Activos a largo plazo*** – La Compañía revisa los importes en libros de sus activos tangibles e intangibles para determinar si existen indicios de que dichos activos hayan sufrido una pérdida por deterioro de valor. Si existe cualquier indicio, el importe recuperable del activo se calcula con el objeto de determinar el alcance de la pérdida por deterioro de valor (si la hubiera). En caso de que el activo no genere flujos de efectivo por sí mismo que sean independientes de otros activos, la Compañía calcula el importe recuperable de la unidad generadora de efectivo a la que pertenece el activo.

El valor recuperable es el mayor valor entre el valor razonable menos el costo de venderlo y el valor de uso. El valor de uso se determina con base en los futuros flujos de efectivo estimados descontados a su valor actual, utilizando una tasa de descuento antes de impuestos, que refleja las valoraciones actuales del mercado con respecto al valor temporal del dinero y los riesgos específicos del activo.

Si se estima que el importe recuperable de un activo (o una unidad generadora de efectivo) es inferior a su importe en libros, el importe en libros del activo (unidad generadora de efectivo) se reduce a su importe recuperable. Inmediatamente se reconoce una pérdida por deterioro de valor como gasto.

Una pérdida por deterioro de valor se puede revertir posteriormente y registrarse como ingresos en los resultados del período, hasta el monto en que el importe en libros incrementado no supere el importe en libros que se habría determinado de no haberse reconocido ninguna pérdida por deterioro de valor para el activo (unidad generadora de efectivo) en años anteriores.

h. ***Arrendamientos operativos*** – Las operaciones de arrendamiento operativo se caracterizan porque la propiedad del bien arrendado y sustancialmente todos los riesgos y ventajas que recaen sobre el bien permanecen en el arrendador.

La Compañía tiene pactados contratos de arrendamiento en donde actúa como arrendador. Los bienes arrendados se presentan en el rubro de propiedades planta y equipo. Estos activos se amortizan de acuerdo con las políticas adoptadas para activos similares de uso propio, y los ingresos procedentes de los contratos de arrendamiento se reconocen con base en lo establecido en los contratos, los cuales se aproximan al método lineal establecido en la NIC 17.

i. ***Inventarios*** – Las existencias se valoran al costo de adquisición o producción, o valor neto realizable, el menor. El costo incluye los costos de materiales directos y, en su caso, los costos de mano de obra directa y los gastos generales de fabricación, incluyendo también los incurridos al trasladar las existencias a su ubicación y condiciones actuales. En periodos con un nivel bajo de producción o en los que exista capacidad ociosa, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción no se incrementa como consecuencia de esta circunstancia. En periodos de producción anormalmente altos, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción se reducirá, de manera que no se valoren las existencias por encima del costo real.

Los descuentos comerciales, las rebajas obtenidas y otras partidas similares se deducen en la determinación del precio de adquisición.

El costo se calcula utilizando el método promedio. El valor neto realizable representa la estimación del precio de venta menos todos los costos estimados de terminación y los costos que serán incurridos en los procesos de comercialización, venta y distribución.

j. ***Activos financieros*** – Los activos financieros se reconocen en el balance general consolidado de la Compañía cuando se lleva a cabo su adquisición, siguiendo lo establecido en la NIC 39 "Instrumentos financieros". Los activos financieros se registran inicialmente a su valor razonable, incluyendo en general, los costos de la operación.

Los activos financieros mantenidos por la Compañía se clasifican como:

- Préstamos y cuentas por cobrar generados por la propia empresa: activos financieros originados por las compañías a cambio de suministrar efectivo, bienes o servicios directamente a un deudor.

- Activos financieros disponibles para la venta: incluyen los valores adquiridos que no se mantienen con propósito de negociarlos, o como inversión a vencimiento. Están valorados a su valor razonable y los cambios se reconocen en resultados en los términos señalados en la NIC 39.

Los activos financieros disponibles para la venta se valoran a su "valor razonable" en las fechas de valoración posterior. Los beneficios y las pérdidas procedentes de las variaciones en el valor razonable se reconocen directamente en el patrimonio hasta que el activo se enajene o se determine que ha sufrido un deterioro de valor, momento en el cual los beneficios o las pérdidas acumuladas reconocidos previamente en el patrimonio se incluyen en los resultados del periodo.

Se entiende por valor razonable de un instrumento financiero en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes informadas en la materia, y en condiciones de independencia mutua, que actúen libre y prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado organizado, transparente y profundo ("precio de cotización" o "precio de mercado"). Si este precio de mercado no puede ser estimado de manera objetiva y fiable para un determinado instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos o al valor actual descontado de todos los flujos de caja futuros (cobros o pagos), aplicando un tipo de interés de mercado para instrumentos financieros similares (mismo plazo, moneda, tipo de tasa de interés y misma calificación de riesgo equivalente).

Las inversiones a vencimiento y los préstamos y cuentas por cobrar que mantiene la Compañía se valoran a su "costo amortizado" reconociendo en las cuentas de

resultados los intereses devengados en función de su tasa de interés efectiva (TIR). Por costo amortizado se entiende el costo inicial menos los cobros del principal más o menos la amortización acumulada de la diferencia entre los importes inicial y al vencimiento, teniendo en cuenta potenciales reducciones por deterioro o impago.

La tasa de interés efectiva es la tasa de actualización que iguala exactamente el valor de un instrumento financiero a la totalidad de sus flujos de efectivo estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tasa de interés fija, la tasa de interés efectiva coincide con la tasa de interés contractual establecida en el momento de su adquisición más, en su caso, las comisiones que, por su naturaleza, sean asimilables a una tasa de interés. En los instrumentos financieros a tasas de interés variable, la tasa de interés efectiva coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

k. ***Efectivo y equivalentes de efectivo*** – El efectivo y equivalentes de efectivo incluyen el efectivo en bancos y las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

l. ***Clasificación de activos financieros entre corriente y no corriente*** – En los balances generales consolidados adjuntos, los activos financieros se clasifican en función de sus vencimientos, es decir, como corrientes aquellos con vencimiento igual o inferior a doce meses, y como no corrientes los de vencimiento superior a dicho período.

m. ***Préstamos bancarios y obligaciones y papeles comerciales*** – Los préstamos y obligaciones y papeles comerciales se registran al costo amortizado. Los gastos financieros, incluidas las primas pagaderas en la liquidación o el reembolso y los costos directos de emisión, se contabilizan en las cuentas de resultados utilizando el método del interés efectivo y se añaden al importe en libros del instrumento en la medida en que no se liquidan en el período en que se originan.

n. ***Clasificación de deudas entre corriente y no corriente*** – En los balances generales consolidados adjuntos, las deudas se clasifican en función de sus vencimientos, es decir, como deudas corrientes aquellas con vencimiento igual o inferior a doce meses, y como deudas no corrientes las de vencimiento superior a dicho período.

o. ***Apartado para prestaciones por antigüedad*** – El apartado para prestaciones por antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo. Las prestaciones por antigüedad se calculan y se registran de acuerdo con la legislación laboral en Venezuela y el contrato colectivo vigente.

De acuerdo con la Ley Orgánica del Trabajo vigente, el trabajador tiene derecho a una prestación equivalente a 5 días de salario por mes hasta un total de 60 días por año de servicio. Estas se consideran devengadas a partir de 3 meses de servicio interrumpido. A partir del segundo año de servicio, el trabajador tiene derecho a 2 días de salario adicionales por año de servicio (o fracción de año mayor a 6 meses), acumulativos hasta un máximo de 30 días de salario. Las prestaciones por antigüedad deben ser liquidadas y depositadas mensualmente en un fideicomiso individual, un fondo de prestaciones o en la contabilidad del empleador, según lo manifieste por escrito cada trabajador. Cuando las prestaciones son mantenidas en la contabilidad del empleador, éste está obligado a cancelar intereses sobre los montos adeudados, los cuales son establecidos mensualmente por el Banco Central de Venezuela. Durante los años 2005 y 2004, la tasa promedio anual de interés fue de 13,62 % y 14,97 %, respectivamente.

En caso de despido injustificado o retiro involuntario, el empleado tiene derecho a una indemnización adicional de un mes de salario por cada año de servicio hasta un máximo de 150 días del salario actual. En caso de retiro involuntario, la Ley contempla una liquidación adicional de hasta 90 días del salario actual, basados en la duración de la relación laboral.

p. ***Provisiones*** – Al tiempo de formular los estados financieros consolidados, la gerencia diferencia entre:

- *Provisiones* – saldos acreedores que cubren obligaciones presentes a la fecha del balance general consolidado, surgidas como consecuencia de sucesos pasados de los que pueden derivarse perjuicios patrimoniales para la Compañía; concretos en cuanto a su naturaleza pero indeterminados en cuanto a su importe y/ o momento de cancelación.

- *Pasivos contingentes* – obligaciones posibles surgidas como consecuencia de sucesos pasados, cuya materialización está condicionada a que ocurra, o no, uno o más eventos futuros independientes de la voluntad de la entidad.

Los estados financieros consolidados de la Compañía recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario. Los pasivos contingentes no se reconocen en los estados financieros consolidados, sino que se informa sobre los mismos, conforme a los requerimientos de la NIC 37. (Véase Notas 11 y 21)

Las provisiones se cuantifican teniendo en consideración la mejor información disponible sobre las consecuencias del suceso en el que traen su causa y son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir.

q. ***Procedimientos judiciales y/ o reclamaciones en curso*** – Al cierre del año 2005 se encontraban en curso distintos procedimientos judiciales y reclamaciones en contra de la Compañía con origen en el desarrollo habitual de sus actividades. Tanto los asesores legales como la gerencia de la Compañía entienden que la conclusión de estos procedimientos y reclamaciones no producirá un efecto significativo en los estados financieros consolidados actuales y futuros.

r. ***Reconocimientos de ingresos*** – Los ingresos provenientes de la venta de productos terminados y otros productos, se registran sobre una base acumulada al ser despachados y haberse traspasado el derecho de propiedad sobre tales activos. Las

ventas están reportadas netas de devoluciones estimadas, promociones otorgadas, descuentos por pronto pago, y cualquier otro descuento otorgado. Los ingresos provenientes de los contratos de arrendamiento operativo se reconocen mensualmente con base en lo establecido en los contratos. Los ingresos por intereses son acumulados sobre una base periódica tomando como referencia el saldo pendiente de capital y la tasa efectiva de interés aplicable. Los ingresos por dividendos de inversiones son reconocidos cuando han sido establecidos los derechos de los accionistas a recibir el pago correspondiente.

s. ***Gastos de publicidad*** – Los costos de publicidad son registrados en los resultados, en la fecha que se incurren.

t. ***Reconocimientos de gastos*** – Los gastos se reconocen en los resultados cuando tiene lugar una disminución en los beneficios económicos futuros relacionados con una reducción de un activo, o un incremento de un pasivo, que se puede medir de forma fiable. Esto implica que el registro de un gasto tiene lugar en forma simultánea al registro del incremento del pasivo o la reducción del activo.

Se reconoce un gasto de forma inmediata cuando un desembolso no genera beneficios económicos futuros o cuando no cumple los requisitos necesarios para su registro como activo.

u. ***Compensaciones de saldos*** – Sólo se compensan entre sí y, consecuentemente, se presentan en el balance general consolidado por su importe neto - los saldos deudores y acreedores con origen en transacciones que, contractualmente o por imperativo de una norma legal, contemplan la posibilidad de compensación y se tiene la intención de liquidarlos por su importe neto o de realizar el activo y proceder al pago del pasivo de forma simultánea.

v. ***Impuesto sobre la renta*** – La provisión para impuesto sobre la renta comprende la suma del impuesto sobre la renta corriente por pagar estimado y el impuesto sobre la renta diferido.

El impuesto sobre la renta corriente se determina aplicando la tasa de impuesto establecida en la legislación fiscal vigente a la renta neta fiscal del año.

Los impuestos diferidos activos y pasivos son determinados con base en el método del balance general, utilizando la tasa de impuesto establecida por la legislación fiscal vigente, a la fecha del balance general.

Los activos y pasivos por impuestos diferidos incluyen las diferencias temporarias que se identifican como aquellos importes que se prevén pagar o recuperar por las diferencias entre los importes en libros de los activos y pasivos y su valor fiscal, así como por los créditos fiscales, rebajas y pérdidas fiscales no aprovechadas.

Por su parte, los activos por impuestos diferidos, identificados como diferencias temporarias, sólo se reconocen en el caso de que se considere probable que la Compañía va a tener en el futuro suficientes ganancias fiscales para poder hacerlos efectivos y no procedan del reconocimiento inicial (salvo en una combinación de negocios) de otros activos y pasivos en una operación que no afecta ni al resultado fiscal ni al resultado contable.

Anualmente, se revisan los impuestos diferidos registrados (tanto activos como pasivos) con objeto de comprobar que se mantienen vigentes, efectuándose las oportunas correcciones a los mismos de acuerdo con los resultados de los análisis realizados.

w. ***Utilidad neta por acción básica y diluida*** – La utilidad neta por acción básica ha sido calculada dividiendo el resultado neto del año entre el promedio ponderado de acciones emitidas y en circulación para cada año. La utilidad neta por acción básica y diluida es la misma para todos los períodos presentados, ya que la Compañía no tiene instrumentos potencialmente dilutivos.

x. ***Pasivo financiero y patrimonio*** – Los pasivos financieros y los instrumentos de patrimonio se clasifican conforme al contenido de los acuerdos contractuales pactados y teniendo en cuenta la sustancia económica. Un instrumento de patrimonio es un

contrato que representa una participación residual en el patrimonio de la Compañía una vez deducidos todos sus pasivos. Los principales pasivos financieros mantenidos por la Compañía se clasifican como:

- Pasivos financieros a vencimiento, se valoran de acuerdo con su costo amortizado, empleando para ello el tipo de interés efectivo.
- Pasivos financieros a valor razonable con cambios en el patrimonio neto, fundamentalmente pasivos negociables asociados con activos financieros disponibles para la venta.

y. ***Transacciones en moneda extranjera*** – La moneda funcional de la Compañía es el bolívar. Consecuentemente, las operaciones en otras divisas distintas al bolívar se consideran denominadas en "moneda extranjera" y son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del año son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha y las diferencias en cambio resultantes se llevan a resultados.

2. PROPIEDADES, PLANTA Y EQUIPO

Para los años terminados el 31 de diciembre de 2005 y 2004, el movimiento de las propiedades, planta y equipo se compone de (en miles de bolívares):

	Terrenos y edificios	Maquinarias y equipos	Mobiliario, vehículos y equipo	Construcción en proceso	Total
COSTO:					
Al 31 de diciembre de 2003	90.119.622	358.507.147	6.765.472	-	455.392.241
Adiciones	17.749	1.577.993	879.830	10.349.914	12.825.486
Retiros	-	(3.861)	(6.050)	-	(9.911)
Efecto por traducción de filial del exterior	218.567	834.010	19.385	-	1.071.962
Al 31 de diciembre de 2004	90.355.938	360.915.289	7.658.637	10.349.914	469.279.778
Adiciones	41.330	2.943.164	1.676.524	4.793.301	9.454.319
Traspasos	-	13.749.783	-	(13.749.783)	-
Efecto por traducción de filial del exterior	156.895	599.444	13.934	489.070	1.259.343
Al 31 de diciembre de 2005	90.554.163	378.207.680	9.349.095	1.882.502	479.993.440
DEPRECIACIÓN ACUMULADA:					
Al 31 de diciembre de 2003	(189.387)	(2.139.567)	(20.915)	-	(2.349.869)
Adiciones	(3.851.609)	(16.710.512)	(1.022.374)	-	(21.584.495)
Retiros	-	-	9.835	-	9.835
Efecto por traducción de filial del exterior	(38.489)	(445.134)	4.735	-	(478.888)
Al 31 de diciembre de 2004	(4.079.485)	(19.295.213)	(1.028.719)	-	(24.403.417)
Adiciones	(3.853.511)	(17.436.828)	(1.008.735)	-	(22.299.074)
Efecto por traducción de filial del exterior	(33.460)	(355.192)	(1.895)	-	(390.547)
Al 31 de diciembre de 2005	(7.966.456)	(37.087.233)	(2.039.349)	-	(47.093.038)
Total al 31 de diciembre de 2005	82.587.707	341.120.447	7.309.746	1.882.502	432.900.402
Total al 31 de diciembre de 2004	86.276.453	341.620.076	6.629.918	10.349.914	444.876.361

La Compañía ha dado en garantía ciertos activos fijos (Véase la Nota 21).

La Compañía tiene formalizadas pólizas de seguros para cubrir los posibles riesgos a que están sujetos los diversos elementos de sus propiedades, planta y equipo, así como las posibles reclamaciones que se le puedan presentar por el ejercicio de su actividad, entendiendo que dichas pólizas cubren de manera suficiente los riesgos a los que están sometidos.

El importe de los propiedades, planta y equipos temporalmente fuera de uso al 31 de diciembre de 2005, ascienden a Bs. 9.500 millones y Bs. 10.745 millones, respectivamente (Véase Nota 16).

Al 31 de diciembre de 2005 y 2004, los activos dados en arrendamientos ascienden a Bs. 9.928 millones y Bs. 10.410 millones, respectivamente (Véase Nota 16).

Al 31 de diciembre de 2005 la Compañía mantiene activos por Bs. 7.359 millones, correspondientes a propiedades, planta y equipo propiedad de la filial radicada en el exterior.

Al 31 de diciembre de 2005, la Compañía había formalizado compromisos contractuales para la adquisición de propiedades, planta y equipo por valor de Bs. 1.078 millones.

3. PARTICIPACIONES EN ASOCIADAS Y NEGOCIOS CONJUNTOS

Al 31 de diciembre, las participaciones en empresas asociadas y negocios conjuntos se componen de lo siguiente (en miles de bolívares):

	2005	2004
Participaciones en empresas asociadas	-	-
Participaciones en negocios conjuntos	1.040.295	1.847.041
	1.040.295	1.847.041

Participaciones en empresas asociadas

Al 31 de diciembre, las participaciones en empresas asociadas se componen de lo siguiente (en miles de bolívares):

	%	2005	2004
Agroindustrial Mandioca, C.A.	20	2.577.243	2.577.243
Corporación Forestal Orinoco, C.A.	33	769.112	769.112
Central Cariaco	25,62	88.371	88.371
Fibras Secundarias, S.A.	33	80.619	80.619
		3.515.345	3.515.345
Menos – pérdidas por deterioro		(3.515.345)	(3.515.345)
		-	-

A la fecha de este informe, la Compañía no cuenta con información financiera actualizada de estas compañías.

Participaciones en negocios conjuntos

Al 31 de diciembre, las participaciones en negocios conjuntos se componen de lo siguiente (en miles de bolívares):

	%	2005	2004
Simco Recycling Inc.	50	(2.432.726)	(1.110.720)
Manpa Centroamérica, C.A.	50	3.473.021	2.957.761
		1.040.295	1.847.041

Al 1 de diciembre de 2005 y 2004, la participación en las utilidades no distribuidas de inversiones registradas por el método de participación, incluidas en las utilidades no distribuidas consolidadas de la Compañía, asciende a Bs. (919,6) millones y Bs. (369,3) millones, respectivamente.

Los estados financieros combinados condensados más recientes, se resumen a continuación (en millones de bolívares):

	2005	2004
Activo Circulante	12.414	10.533
Total Activo	17.533	16.488
Pasivo Circulante	14.568	11.619
Patrimonio	2.096	3.939
Total pasivo y patrimonio	17.533	16.488
Ventas netas	29.986	24.553
Pérdida en operaciones	(1.413)	(101)
Pérdida neta	(2.141)	(1.690)

Las compañías indicadas arriba no están incursas en reclamaciones, juicios o acciones extrajudiciales que puedan significar la existencia de pasivos contingentes.

4. INVENTARIOS

Al 31 de diciembre, los inventarios se componen de lo siguiente (en miles de bolívares):

	2005	2004
Productos terminados	20.656.984	8.688.241
Productos en proceso	366.120	73.411
Materias primas	18.567.845	17.322.102
Repuestos	6.998.642	5.661.140
Inventario en tránsito	12.584.822	3.081.668
	59.174.413	34.826.562
Menos – provisión para obsolescencia	(1.663.283)	(2.055.479)
	57.511.130	32.771.083

La gerencia estima que los inventarios serán realizados o utilizados a corto plazo, sin embargo, una parte de los inventarios de repuestos podrían ser utilizados en más de un ejercicio.

Los compromisos de compra de materias primas (pulpa de papel y desperdicios) para el año 2006 ascienden a Bs. 9.942 millones.

Para los años terminados el 31 de diciembre, el movimiento de la provisión para obsolescencia se componen de (en miles de bolívares):

	2005	2004
Saldo inicial	(2.055.479)	(1.080.000)
Provisión	-	(975.479)
Reverso	392.196	-
Saldo final	(1.663.283)	(2.055.479)

El reverso de la provisión está fundamentado en nuevos estimados con respecto a la obsolescencia de los inventarios aprovisionados.

5. EFECTOS Y CUENTAS POR COBRAR

Al 31 de diciembre, los efectos y cuentas por cobrar se componen de lo siguiente (en miles de bolívares):

	2005	2004
Comerciales	56.958.238	62.507.057
Compañías relacionadas (Nota 17)	12.413.496	10.946.691
Empleados	429.642	482.280
Deudores diversos	872.084	599.333
Impuesto sobre la renta pagado por anticipado	2.400.339	-
IVA – pagado en exceso (Nota 11)	14.904.864	4.277.288
Crédito fiscal IVA – Neto por compensar (Nota 11)	1.492.571	-
Depósitos dados en garantía	7.523.954	2.533.503
	96.995.188	81.346.152
Menos – provisión para cuentas de cobro dudoso	(1.657.917)	(1.949.040)
	95.337.271	79.397.112

El período promedio de crédito otorgado a los clientes nacionales oscila entre 7 y 60 días, y para clientes de exportación entre 60 y 180 días.

La Compañía mantiene una provisión para cuentas de cobro dudoso al nivel que la gerencia considera adecuado de acuerdo con el riesgo potencial de cuentas incobrables. La antigüedad de las cuentas por cobrar y la situación de los clientes son constantemente monitoreadas para asegurar lo adecuado de la provisión en los estados financieros consolidados.

Para los años terminados el 31 de diciembre, el movimiento de la provisión para cuentas de cobro dudoso se compone de (en miles de bolívares):

	2005	2004
Saldo inicial	(1.949.040)	(2.999.993)
Provisión	(772.485)	(1.207.193)
Castigos	1.063.608	2.258.146
Saldo final	(1.657.917)	(1.949.040)

La gerencia de la Compañía considera que el importe en libros de las cuentas de deudores comerciales y otras cuentas a cobrar se aproxima a su valor razonable.

Los compromisos de ventas para el año 2006 ascienden a Bs. 26.888 millones.

6. INVERSIONES DISPONIBLES PARA LA VENTA

Al 31 de diciembre, las inversiones disponibles para la venta a corto plazo comprenden lo siguiente (en miles de bolívares):

	2005	2004
Inversiones y acciones disponibles para la venta	902.184	899.770
Bonos disponibles para la venta	7.914.592	-
	8.816.776	899.770

Inversiones y acciones disponibles para la venta

Al 31 de diciembre, las inversiones y acciones disponibles para la venta, comprende lo siguiente (en miles de bolívares):

	2005	2004
Portafolio de inversión	759.578	677.749
Acciones en:		
Central Portuguesa, S.A.	354.516	354.516
Corporación Industrial de Energía, C.A. S.A.C.A.	142.606	222.021
Corporación Forestal Venezuela, C.A.	47.817	47.817
	1.304.517	1.302.103
Menos – pérdidas por deterioro	(402.333)	(402.333)
	902.184	899.770

Al 31 de diciembre de 2005, la Compañía mantiene Bs. 77.5 millones de ganancias no realizadas de inversiones y acciones disponibles para la venta, las cuales se presentan netas en la cuenta de "Resultado no realizado en inversiones" en el patrimonio.

Bonos disponibles para la venta

Al 31 de diciembre de 2005, las inversiones disponibles para la venta comprenden lo siguiente (en miles de bolívares):

	Costo de adquisición	Resultado no realizado	Valor razonable
Bono 2016 en US dólares, emitido por la República Bolivariana de Venezuela, con vencimiento el 26/02/2016, con intereses pagaderos semestralmente y cupón de interés fijo a la tasa de 5,75%	4.495.650	(476.539)	4.019.111
Bono 2020 en US dólares, emitido por la República Bolivariana de Venezuela, con vencimiento el 09/12/2020, con intereses pagaderos semestralmente y cupón de interés fijo a la tasa de 6,00%	4.495.650	(600.169)	3.895.481
	8.991.300	(1.076.708)	7.914.592

Al 31 de diciembre de 2005, la Compañía mantiene Bs. 1.076 millones de pérdidas no realizadas de inversiones disponibles para la venta, las cuales se presentan netas en la cuenta de "Resultado no realizado en inversiones" en el patrimonio. Estas pérdidas no realizadas no representan un deterioro permanente del valor de mercado de los bonos.

Bonos por aproximadamente US$ 2.024 (Bs. 4.351 millones) se encuentran garantizando préstamos recibidos de una institución financiera. (Véase Nota 10)

Resultado no realizado en inversiones

	2005	2004
Inversiones y acciones disponibles para la venta	77.520	156.935
Bonos disponibles para la venta	(1.076.708)	-
	(999.188)	156.935

7. EFECTIVO Y EQUIVALENTES DE EFECTIVO

Al 31 de diciembre, el efectivo y equivalentes de efectivo, se componen de lo siguiente (en miles de bolívares):

	2005	2004
Efectivo en caja y bancos	2.808.221	8.347.453
Colocaciones bancarias	13.303.612	14.151.952
	16.111.833	22.499.405

8. PATRIMONIO

Capital social

El capital social de la Compañía comprende Bs. 22.940.094.240 de capital social compuesto por 2.294.009.424 acciones comunes de Bs. 10 cada una, totalmente suscritas y pagadas, registrado ante las autoridades competentes y Bs. 46.692.596.000 de actualización de capital, en moneda constante al 31 de diciembre de 2001, de acuerdo con lo indicado en la nota 1c.

Con fecha 25 de noviembre de 1996, la Junta Directiva aprobó decretar un dividendo en acciones por Bs. 34.816.345.000 (en moneda constante al 31 de diciembre de 2001) con cargo a la cuenta saldo neto actualizado para futuros aumentos de capital, la cual resultó del enjugamiento de las cuentas de actualización de capital, resultado por exposición a la inflación (REI) y utilidades no distribuidas efectuado en 1996, de conformidad con la Publicación Técnica Número 14 (PT 14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, emitiéndose 1.147.004.712 nuevas acciones comunes con valor nominal de Bs. 10 cada una. De acuerdo con lo resuelto por la Comisión Nacional de Valores, este aumento de capital fue distribuido como dividendos a los accionistas registrados en el libro de accionistas al 02 de enero de 1997, a fin de ser adjudicado y hacerse efectivo el 16 de enero de 1997.

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas aprobó la reclasificación de la partida patrimonial "Saldo neto actualizado para futuros aumentos de capital" a "Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias", todo de acuerdo con la autorización de la Comisión Nacional de Valores según Oficio Nº CNV-OP-033 del 04 de febrero de 2002.

Reserva legal

El Código de Comercio establece el apartado de un 5% de las ganancias netas de las compañías para establecer la reserva legal, hasta que ésta alcance por lo menos un 10% del capital social. Esta reserva no podrá distribuirse como dividendos.

De acuerdo con los requerimientos establecidos en el oficio N° CNV-DCOP-165 de fecha 12 de noviembre de 2001, Al 31 de diciembre de 2005 y 2004 la reserva legal pertenece en su totalidad a Manufacturas de Papel, C.A. (MANPA) S.A.C.A..

Resultado acumulado por traducción de filial y negocios conjuntos en el exterior

Al 31 de diciembre, el resultado acumulado por traducción de la filial y negocios conjuntos en el exterior están conformados por lo siguiente (en miles de bolívares):

	2005	2004
Filial:		
Vencaribbean Paper Products, Ltd.	(347.673)	(322.884)
Negocios Conjuntos:		
Manpa Centroamérica, C.A.	829.702	472.575
Simco Recycling Inc.	(275.721)	(121.467)
	206.308	28.224

Dividendos en efectivo

Con fecha 17 de marzo de 2005, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 10,00 por acción, para un total de Bs. 22.940.094.240. Igualmente con fecha 07 de octubre de 2005, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 10,00 por acción, para un total de Bs. 22.940.094.240.

Con fecha 26 de marzo de 2004, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 6,00 por acción, para un total de Bs. 13.764.056.544. Igualmente con fecha 01 de octubre de 2004, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120.

Utilidades retenidas

De acuerdo con la reforma parcial a las normas para la elaboración de los estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores, de

fecha 25 de marzo de 1997, la Compañía deberá revelar las ganancias retenidas y resultado del ejercicio de la entidad matriz y las utilidades retenidas de sus filiales. Al 31 de diciembre de 2005 y 2004, el déficit acumulado de las filiales incluidas en las utilidades retenidas asciende Bs. 7.207 millones y Bs. 7.320 millones, respectivamente. La utilidad neta y las utilidades retenidas de la compañía matriz Manufacturas de Papel, C.A. (MANPA), S.A.C.A., ascienden a Bs. 35.531 millones y Bs. 208.122 millones, respectivamente, al 31 de diciembre de 2005; y Bs. 62.775 millones y Bs. 218.471 millones, respectivamente, al 31 de diciembre de 2004, respectivamente.

De acuerdo con los requerimientos establecidos en el oficio N° CNV-DCOP-165 de fecha 12 de noviembre de 2001, al 31 de diciembre de 2005 y 2004 la utilidad neta incluye Bs. 7.683 millones y Bs. 19.057 millones de gasto de impuesto sobre la renta de la compañía matriz Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectivamente.

American Depositary Receipt (ADR)

El 29 de enero de 1996, la U.S. Securities Exchange Commission autorizó el programa de American Depositary Receipt (ADR), Nivel 1, para MANPA. Los ADR son negociados en el mercado "Over-the-counter" bajo el símbolo "MUPAY", y cada ADR representa 25 acciones ordinarias de Manufacturas de Papel, C.A. MANPA, S.A.C.A.. El Citibank, N.A. actúa como banco depositario, mientras que el Banco Venezolano de Crédito actúa como custodio local. Al 31 de diciembre de 2005, el número de ADR en circulación es de 31.959.483.

9. CONTROL SOBRE INVERSIONES EXTRANJERAS (SIEX)

La Compañía es poseída en un 70,53% por inversionistas extranjeros.

El régimen legal vigente sobre inversiones extranjeras contempla, entre otras cosas, lo siguiente:

a. Los inversionistas extranjeros tienen iguales derechos y obligaciones que los inversionistas nacionales.
b. Las utilidades correspondientes a inversionistas extranjeros podrán ser remitidas al exterior sin limitaciones (Véase Nota 20).

c. Los contratos de importación de tecnología y del uso y explotación de patentes y marcas deben ser registrados ante la SIEX dentro del plazo de sesenta (60) días continuos siguientes a su celebración.

10. EMISIÓN DE PAPELES COMERCIALES Y PRÉSTAMOS A CORTO PLAZO

Al 31 de diciembre, los papeles comerciales y préstamos a corto plazo están conformados por lo siguiente (en miles de bolívares):

	2005	2004
Emisión de papeles comerciales	2.946.531	2.890.210
Préstamos a corto plazo	47.019.985	13.459.268
Documentos por pagar	-	2.486.040
	49.966.516	18.835.518

Emisión de obligaciones y papeles comerciales

Al 31 de diciembre, la emisión de papeles comerciales, en función de la moneda en la que están emitidos y su tasa de interés, es como sigue (en miles de bolívares):

	2005	2004	Importe vivo de la emisión	Tasa de interés anual (%)
Bolívares:				
Interés fijo	2.946.531	2.890.210	3.000.000	11,5%

Para los años terminados el 31 de diciembre, el movimiento de la emisión de obligaciones y papeles comerciales se compone de (en miles de bolívares):

	2005	2004
Saldo inicial	2.890.210	2.746.674
Emisiones	8.808.700	11.937.900
Amortizaciones	(8.746.600)	(11.803.500)
Intereses neto	(5.779)	9.136
Saldo final	2.946.531	2.890.210

Los papeles comerciales emitidos en circulación tienen como fecha de vencimiento el 16 de febrero de 2006.

Durante los años terminados el 31 de diciembre de 2005 y 2004, las emisiones de papeles comerciales generaron descuentos en su colocación por Bs. 332 millones y Bs. 346 millones, respectivamente.

Préstamos a corto plazo

Al 31 de diciembre, los préstamos a corto plazo están representados por (en miles de bolívares):

	2005	2004
Préstamos recibidos de bancos locales, en bolívares, a tasas de interés variable, con amortizaciones mensuales y vencimientos a 30 días renovables.	47.019.985	13.459.268

Al 31 de diciembre de 2005, la Compañía mantiene líneas de crédito con diferentes instituciones financieras por Bs. 85.200.000, y tiene disponibles Bs. 17.458.861, neto de cartas de crédito vigentes (véase nota 21), los cuales pueden cubrir cualquier compromiso a futuro de la Compañía.

Las tasas de interés promedio derivadas de los préstamos indicados arriba oscilaron entre 10,5% y 15% para el año 2005 y 12,46% y 15,17% para el año 2004.

11. PROVISIÓN PARA IMPUESTOS

Grupo Fiscal Consolidado

De acuerdo con la legislación fiscal vigente, las Compañías integrantes del grupo consolidado presentan individualmente sus declaraciones de impuestos.

Ejercicios sujetos a inspección fiscal

Al 31 de diciembre de 2005, se encontraban sujetos a revisión por parte de las autoridades fiscales los últimos cuatro años, respecto de los principales impuestos que son de aplicación a las Compañías.

Al 31 de diciembre de 2005, la Compañía tenía incoadas actas de reparo por un importe total aproximado de Bs. 7.324 millones, fundamentalmente por concepto de impuesto sobre la renta, impuesto a los activos empresariales e impuesto al valor agregado. La Compañía ha presentado los oportunos recursos y apelaciones. La gerencia de la Compañía estima que los pasivos que se puedan derivar como resultado de las actas incoadas por la administración fiscal no tendrán un efecto significativo sobre los estados financieros consolidados adjuntos.

Debido a las posibles diferentes interpretaciones que pueden darse a las normas fiscales y los resultados de las inspecciones que en el futuro pudieran llevar a cabo las autoridades fiscales para los años sujetos a revisión, podrían originarse nuevos pasivos fiscales, cuyo importe no es posible cuantificar en la actualidad de una manera objetiva. No obstante, en opinión de la gerencia de la Compañía, la posibilidad de que se materialicen pasivos adicionales significativos por este concepto es remota.

Saldos mantenidos con la Administración Fiscal

Los saldos deudores y acreedores con la Administración Fiscal al 31 de diciembre, son los siguientes (en miles de bolívares):

	2005	**2004**
Cuentas por cobrar		
Impuesto sobre la renta pagado en exceso	2.400.339	-
IVA – pagado en exceso	14.904.864	4.277.288
Crédito fiscal IVA – neto por compensar	1.492.571	-
	18.797.774	4.277.288
Cuentas por pagar		
Impuesto sobre la renta por pagar	293.748	14.742.783
IVA de terceros retenido por pagar	918.252	740.529
	1.212.000	15.483.312

Con fechas 24 y 28 de noviembre de 2005, la Compañía introdujo ante la Administración Fiscal solicitud de compensación de tributos de IVA pagados en exceso, por Bs. 11.168 millones. De acuerdo con lo establecido en la normativa vigente, la Administración tiene un plazo máximo de 90 días hábiles para pronunciarse sobre tal solicitud. Ante el silencio administrativo por parte de la Administración, la Compañía podrá ejercer acciones ante otras instancias.

Impuesto sobre la renta

La provisión para impuesto sobre la renta al 31 de diciembre, se detalla a continuación (en miles de bolívares):

	2005	2004
Impuesto sobre la renta neta fiscal	8.820.272	20.223.124
Menos:		
Rebaja por inversiones en propiedades, planta y equipo y otros créditos	(1.341.708)	(366.847)
	7.478.564	19.856.277
Impuesto sobre la renta de ejercicio anterior	829.338	(592.097)
Total impuesto sobre la renta corriente	8.307.902	19.264.180
Impuesto sobre la renta diferido	(12.684.919)	(10.838.938)
	(4.377.017)	8.425.242

Durante los años terminados el 31 de diciembre de 2005 y 2004, la tasa efectiva del gasto de impuesto sobre la renta es menor que la tasa fiscal aplicable a la utilidad antes de impuesto. La naturaleza de esta diferencia se debe a partidas permanentes relacionadas con la determinación de la renta fiscal, cuyos efectos sobre la tasa fiscal aplicable se resumen a continuación (en porcentajes sobre la utilidad antes de impuestos):

	2005		2004	
	Bs.	%	Bs.	%
Impuesto y tasa fiscal aplicable a la utilidad según libros	10.694.824	34	21.118.183	34
Diferencia de base en inventarios y activos fijos	4.961.660	16	8.259.300	13
Ajuste fiscal por inflación	(8.108.928)	(26)	(7.609.773)	(12)
Dividendos recibidos				
Ingresos del exterior				
Otros gastos no deducibles	4.383.932	14	2.028.287	3
Otros ingresos no gravables	(3.111.216)	(10)	(3.107.812)	(5)
Otros netos			(465.061)	(1)
Efecto de rebaja por inversiones en propiedades, planta y equipos	(1.341.708)	(4)	(366.847)	(1)
Gasto de impuestos y tasa fiscal aplicable a la utilidad según libros	7.478.564	24	19.856.277	31

La legislación fiscal venezolana contempla anualmente el cálculo de un ajuste regular por inflación de las partidas no monetarias y patrimonio, el cual se incluye en la conciliación de la renta neta fiscal como una partida gravable o deducible según sea el caso. En cuanto a

las propiedades, planta y equipos y otros activos similares, este ajuste regular por inflación es depreciado o amortizado en el resto de la vida útil fiscal de los activos respectivos. Para el caso de los inventarios, este ajuste es considerado en el costo de venta de los productos una vez consumidos o vendidos. El ajuste regular total del año es determinado mediante la suma algebraica del monto de los diferentes ajustes por inflación de cada partida no monetaria y del patrimonio.

De conformidad con la mencionada legislación, los contribuyentes sujetos al impuesto sobre la renta que celebren transacciones con partes vinculadas en el exterior, deben determinar sus ingresos por las exportaciones efectuadas, y sus costos por los bienes y servicios adquiridos de partes vinculadas en el extranjero, de acuerdo con alguno de los métodos establecidos en dicha legislación. La gerencia efectuó el estudio sobre precios de transferencia requerido para documentar las mencionadas transacciones, el cual no reflejó diferencias importantes en cuanto a los montos incluidos para la determinación de la renta neta fiscal del año terminado el 31 de diciembre de 2004. La Compañía se encuentra en proceso de efectuar el estudio sobre precios de transferencia correspondiente al año 2005, requerido para documentar las mencionadas transacciones en el exterior. En opinión de la gerencia y de sus asesores, las diferencias en cuanto a los montos incluidos para la determinación de la renta neta fiscal del año terminado el 31 de diciembre de 2005, no serán significativas.

Así mismo, de conformidad con dicha legislación, la Compañía puede trasladar las pérdidas fiscales operativas, distintas a las originadas por el ajuste fiscal por inflación, hasta tres (3) años subsiguientes al ejercicio en que se incurran. El efecto fiscal deducible no compensado del ajuste fiscal por inflación, podrá ser trasladado hasta el año subsiguiente al ejercicio en que se incurra. Al 31 de diciembre de 2005, la Compañía a través de sus filiales Inmuebles 310350, C.A. y Transporte Alpes, S.A. incluyen pérdidas fiscales por inflación trasladables por Bs. 1.210,5 millones.

Según lo establecido en la legislación antes señalada, la Compañía puede trasladar las rebajas por nuevas inversiones en propiedades y equipos hasta tres (3) años subsiguientes al ejercicio en que se incurran.

Al 31 de diciembre de 2005 y 2004, la filial del exterior Vencaribbean Paper Products, Ltd. mantiene pérdidas fiscales trasladables por Bs. 9.476 millones y Bs. 4.245 millones, respectivamente, los cuales no tienen fecha de expiración.

La composición del efecto de las partidas consideradas para la determinación del impuesto sobre la renta diferido al 31 de diciembre, se muestra a continuación (en miles de bolívares):

	2005	2004
Pasivo por impuesto sobre la renta diferido		
Diferencias de base sobre propiedades, planta y equipo	74.491.457	84.325.609
Ingresos por arrendamientos sobre la base del efectivo	1.189.084	829.880
	75.680.541	85.155.489
Activo por impuesto sobre la renta diferido		
Diferencias de base sobre inventarios	12.316.343	9.244.579
Provisiones y apartados	5.231.073	4.643.953
Diferencias de base sobre inversiones	1.667.067	3.857.467
Pérdidas fiscales trasladables	1.836.373	94.886
Créditos fiscales trasladables	80.077	80.077
	21.130.933	17.920.962
Neto de impuesto diferido	54.549.608	67.234.527

12. CUENTAS POR PAGAR

Al 31 de diciembre, las cuentas por pagar se componen de lo siguiente (en miles de bolívares):

	2005	2004
Comerciales	53.780.859	27.667.140
Partes relacionadas (Nota 17)	8.585.122	5.215.910
Otros	2.229.675	1.024.093
IVA de terceros retenido por pagar	918.252	740.529
Gastos acumulados por pagar	7.284.469	8.466.995
	72.798.377	43.114.667

La cuenta de acreedores comerciales y otras cuentas a pagar incluye principalmente los importes pendientes de pago por compras comerciales y costos relacionados. El período de

crédito promedio para las compras de importación oscila entre anticipos y 180 días y nacionales oscila entre anticipos y 65 días, respectivamente.

La Compañía mantiene contratos de licencias con distintos proveedores. Al 31 de diciembre de 2005 y 2004, la Compañía ha registrado en resultados por el uso de tales licencias Bs. 1.505 millones y Bs. 1.781 millones, respectivamente. Dichos contratos establecen, entre otras, las siguientes condiciones:

- El pago de un porcentaje de regalías sobre las ventas netas de los productos licenciados, que oscila entre 10% y 17%.
- Las deducciones permitidas para el cálculo de las regalías contemplan: las devoluciones en ventas pero hasta un porcentaje que oscila entre 5% y 8% de las ventas brutas; y los impuestos sobre las ventas y los descuentos por volumen.
- En caso de retraso en la realización de los pagos, se deberá cancelar intereses a la tasa más alta permitida por ley.
- El licenciatario tendrá derecho a practicar auditorias de las regalías pagadas, y exigir el pago de los faltantes que encontrare producto de las mismas, más intereses a la máxima tasa permitida por ley. En caso de que de esas auditorias generen un faltante en algunos casos de 3% y en otros de un 5%, el licenciado deberá reconocer los gastos de tal auditoria.

Al 31 de diciembre de 2005, el 65% de los contratos se encuentran vencidos; el restante tiene fechas de vencimiento a muy corto plazo. La gerencia de la Compañía tiene intención de renovar los contratos con los siguientes licenciatarios: Mattel, Warner Bros., Exim de Venezuela, The Walt Disney Company, P & L Global Network, New Line Cinema, Emap Power Bikes, Comunidad Huevo, S.A.; y Marvel Characters.

La gerencia de la Compañía considera que el importe en libros de los acreedores comerciales se aproxima a su valor razonable.

13. INGRESOS

Al 31 de diciembre, los ingresos se componen de lo siguiente (en miles de bolívares):

	2005	2004
Ventas de bienes	373.406.646	382.426.108
Ingresos por alquileres	845.910	231.000
Ingresos por servicios	807.724	495.824
	375.060.280	383.152.932

14. RESULTADOS DEL AÑO

Al 31 de diciembre, los resultados del año de la Compañía incluyen los siguientes saldos deudores (en miles de bolívares):

	2005	2004
Depreciación y amortización	22.299.074	21.584.495
Costo de inventario reconocido en resultados	169.488.295	160.785.492
Beneficios a empleados	42.954.679	32.284.867

15. INFORMACIÓN POR SEGMENTOS DE NEGOCIO

Criterios de segmentación

La información por segmentos se estructura en función de las distintas líneas de negocio de la Compañía.

Segmentos principales de negocio

Las líneas de negocio que se describen seguidamente se han establecido en función de la estructura organizativa de la Compañía en vigor al cierre del ejercicio 2005; teniendo en cuenta, por un lado, la naturaleza de los productos y servicios ofrecidos y, por otro, los segmentos de clientes a los que van dirigidos.

En los ejercicios 2005 y 2004, la Compañía centró sus actividades en las siguientes grandes líneas de negocio:

Papel impresión, escritura y embalaje – La producción de este segmento de negocio está orientada básicamente hacia la manufactura de papel tipo Bond, Bristol, Register, MF y MG, entre otros. La comercialización se realiza en mayor medida bajo la forma de productos finales tales como bolsas, sacos, resmas, resmillas, cuadernos, sobres, y otros productos.

Papel tissue – La planta de papel tissue produce varios grados de este tipo de papel, los cuales son convertidos en productos finales tales como papel higiénico, toallas, servilletas y faciales, en los centros ubicados en Maracay, Venezuela y Trinidad & Tobago.

Servicios y alquileres – Este segmento de negocio está orientado básicamente al mantenimiento de activos destinados para el arrendamiento y servicios de vigilancia.

Corporativos – Los ingresos y gastos que no pueden ser atribuidos específicamente a ninguna línea de carácter operativo o que son el resultado de decisiones que afectan globalmente a la Compañía y, entre ellos, los gastos originados por proyectos y actividades que afectan a varias líneas de negocio y los ingresos de las participaciones estratégicas, se atribuyen a una "Unidad Corporativa", a la que, también, se asignan las partidas de conciliación que surgen al comparar el resultado de integrar los estados financieros de las distintas líneas de negocio con los estados financieros consolidados de la Compañía. Los costos incurridos por la Unidad Corporativa se prorratean mediante un sistema de distribución interna de costos, entre las distintas líneas de negocio.

Segmento geográfico

Las actividades del grupo se ubican en el mercado venezolano, en Centroamérica y en el Caribe, sin embargo, esta segmentación no reviste importancia a nivel de los estados financieros consolidados dadas las magnitudes de los montos.

Bases y metodología de la información por segmentos de negocio

La información por segmentos que se expone seguidamente se basa en los informes mensuales elaborados por cada una de las divisiones y se genera sistemáticamente en forma mensual.

La estructura de esta información está diseñada como si cada línea de negocio se tratara de un negocio autónomo y dispusiera de recursos propios independientes, que se distribuyen en función del riesgo de los activos asignados a cada línea, conforme a un sistema interno de distribución porcentual de costos.

A continuación se presenta la información por segmentos de estas actividades, para los años terminados el 31 de diciembre 2005 y 2004 (en miles de bolívares):

2005	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminaciones	Total
Estado de Resultados					
Ventas locales	192.580.704	156.416.297	1.653.634	-	350.650.635
Ventas de exportación	14.247.896	10.161.749	-	-	24.409.645
Ventas entre segmentos - local	-	-	8.226.918	(8.226.918)	-
Ventas entre segmentos - exportación	40.707	5.327.337	-	(5.368.044)	-
Total ingresos	206.869.307	171.905.383	9.880.552	(13.594.962)	375.060.280
Costos y gastos	173.194.361	163.666.603	10.424.202	(12.916.127)	334.369.039
Resultado de operación	33.674.946	8.238.780	(543.650)	(678.835)	40.691.241
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	(919.621)
Ingresos financieros	-	-	-	-	678.654
Gastos financieros y otros	-	-	-	-	(8.989.028)
Resultados antes de impuestos	-	-	-	-	31.461.246
Resultado después de impuestos	-	-	-	-	35.838.263
Depreciación	9.253.411	9.075.817	3.969.846	-	22.299.074
Inversiones de capital	3.482.764	5.970.150	1.405	-	9.454.319
Balance general					
Activo					
Activos por segmentos	260.684.025	250.978.288	42.728.449	(10.068.085)	544.322.677
Activos por segmentos corporativos	-	-	-	-	7.657.232
Participaciones en empresas asociadas	1.040.295	-	-	-	1.040.295
Activos corporativos no distribuidos	-	-	-	-	63.329.500
Activo total consolidado					616.349.704
Pasivo					
Pasivos por segmentos	37.679.175	34.496.330	6.350.101	(20.623.668)	57.901.938
Pasivos por segmentos corporativos	-	-	-	-	187.356
Pasivos corporativos no distribuidos	-	-	-	-	135.694.351
Pasivo total consolidado					193.783.645

2004	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminaciones	Total
Estado de Resultados					
Ventas locales	229.398.076	124.997.520	726.824	-	355.122.420
Ventas de exportación	15.993.564	12.036.948	-	-	28.030.512
Ventas entre segmentos - local	-	-	6.041.004	(6.041.004)	-
Ventas entre segmentos - exportación	345.599	2.392.249	-	(2.737.848)	-
Total ingresos	245.737.239	139.426.717	6.767.828	(8.778.852)	383.152.932
Costos y gastos	180.224.101	130.066.754	8.584.560	(8.471.081)	310.404.334
Resultado de operación	65.513.138	9.359.963	(1.816.732)	(307.771)	72.748.598
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	(369.267)

2004	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminaciones	Total
Ingresos financieros	-	-	-	-	445.324
Gastos financieros y otros	-	-	-	-	(10.712.351)
Resultados antes de impuestos	-	-	-	-	62.112.304
Resultado después de impuestos	-	-	-	-	53.867.062
Depreciación	10.605.028	8.617.980	2.361.487	-	21.584.495
Inversiones de capital	970.397	11.855.044	45	-	12.825.486
Balance general					
Activo					
Activos por segmentos	261.448.840	254.946.852	41.874.871	(17.722.787)	540.547.776
Activos por segmentos corporativos	-	-	-	-	8.443.393
Participaciones en empresas asociadas	1.847.041	-	-	-	1.847.041
Activos corporativos no distribuidos	-	-	-	-	36.003.159
Activo total consolidado					586.841.369
Pasivo					
Pasivos por segmentos	18.068.520	26.457.136	6.662.035	(22.955.877)	28.231.814
Pasivos por segmentos corporativos	-	-	-	-	10.235.333
Pasivos corporativos no distribuidos	-	-	-	-	114.788.199
Pasivo total consolidado					153.255.346

16. ARRENDAMIENTOS OPERATIVOS

La Compañía como arrendador

Los ingresos procedentes de arrendamientos de inmuebles ascendieron a Bs. 846 millones de bolívares en 2005 (Bs. 231 millones en 2004).

Los inmuebles que se encuentran bajo arrendamientos operativos están sujetos a compromisos de arrendamiento que van de uno (1) a dos (2) años, y los incrementos de precios se rigen por el Índice de Precios al Consumidor de Área Metropolitana de Caracas (IPC); la gerencia de la Compañía estima que los contratos vigentes al 31 de diciembre de 2005 serán renovados automáticamente.

Al 31 de diciembre, la Compañía ha contratado con los arrendatarios las siguientes cuotas de arrendamiento mínimas (en miles de bolívares):

	2005	2004
Menos de un año	2.139.036	845.910
Hasta dos años	4.278.074	1.691.819
	6.417.110	2.537.729

En los meses de diciembre de 2005 y enero de 2006, la Compañía celebró contratos de arrendamientos por otros bienes inmuebles poseídos, los cuales se encontraban fuera de uso en el año 2005 (véase Nota 2).

La Compañía como arrendatario

La Compañía tiene contratos de arrendamientos de bienes muebles que se utilizan en la operación; sin embargo, los mismos no revisten importancia para los estados financieros consolidados.

17. TRANSACCIONES Y SALDOS CON PARTES RELACIONADAS

La Compañía y sus filiales tienen saldos y efectúan transacciones importantes con empresas relacionadas; debido a estas relaciones, es posible que los términos acordados entre las partes no fueran los mismos a aquellos que pudieran resultar de transacciones con empresas no relacionadas entre sí.

Durante los años 2005 y 2004, la Compañía y sus filiales realizaron las siguientes transacciones significativas con partes relacionadas, en el curso normal de sus operaciones (en miles de bolívares):

	2005	**2004**
Ventas de inventarios	9.332.460	7.618.484
Compras de inventarios	9.172.106	16.785.609
Compras de energía eléctrica	17.426.164	14.029.667
Servicios administrativos	25.340	24.320

Producto de estas transacciones, y otras de menor importancia, se generaron los siguientes saldos por cobrar y por pagar (en miles de bolívares):

	2005	2004
Cuentas por cobrar		
MANPA Centroamérica, C.A. (negocio conjunto)	7.011.952	6.499.132
Simco Recycling, Inc. (negocio conjunto)	4.816.468	3.884.667
Agroindustrial Mandioca, C.A. (empresa asociada)	342.150	380.327
Corporación Industrial de Energía, C.A. S.A.C.A.	203.848	150.409
Turboven Maracay Company Inc. Sucursal *	31.117	31.117
Agropecuaria Mandioca, C.A. (empresa asociada)	1.040	1.039
Turbogeneradores Maracay, C.A. *	6.921	-
	12.413.496	10.946.691
Cuentas por pagar		
Simco Recycling, Inc. (negocio conjunto)	4.290.388	2.629.056
Turbogeneradores Maracay, C.A. *	3.411.542	2.459.717
MANPA Centroamérica, C.A. (negocio conjunto)	763.250	-
Turboven Maracay Company Inc. *	100.160	100.160
Turboven Cagua Company Inc. *	19.782	19.782
Agroindustrial Mandioca, C.A. (empresa asociada)	-	7.195
	8.585.122	5.215.910

* Estas compañías son filiales de Corporación Industrial de Energía, C.A. S.A.C.A.

Al 31 de diciembre de 2005 y 2004, la Compañía no ha creado provisión alguna para insolvencias en relación con los montos por cobrar a compañías relacionadas, por considerar que no hay dudas sobre la recuperación de los mismos.

Al 31 de diciembre de 2005 y 2004, la Compañía no ha otorgado garantías a entidades financieras por cuenta de las compañías relacionadas.

18. RETRIBUCIONES A LA JUNTA DIRECTIVA Y ADMINISTRADORES

Junta Directiva

La Cláusula Nº 14 de los Estatutos de la Compañía establece que los miembros de la Junta Directiva percibirán por concepto de participación en el beneficio del ejercicio de la sociedad, el 1% de la utilidad. El importe pagado en el año 2005 a la Junta Directiva por este concepto ascendió a Bs. 469,7 millones (Bs. 226,4 millones en el año 2004).

Adicionalmente, la Cláusula Nº 9 de los Estatutos de la Compañía establece que los miembros de la Junta Directiva percibirán por su asistencia a la Junta Directiva una dieta de 200 unidades tributarias El valor de las unidades tributarias vigentes durante los años terminados al 31 de diciembre de 2005 y 2004 fue de Bs. 29.400 y Bs. 24.700 en el 2005, y Bs. 24.700 y Bs. 19.400 en el 2004, respectivamente. El importe pagado por este concepto al 31 de diciembre de 2005 fue de Bs. 1.058,4 millones (Bs. 829,9 millones en el año 2004).

Retribuciones saláriales

Las retribuciones por concepto de sueldos, otros beneficios al personal y honorarios profesionales percibidas en el año 2005 por las 41 personas de la Compañía con responsabilidad ejecutiva (administradores) ascendieron a unos Bs. 3.943,6 millones (unos Bs. 3.187,8 millones en el año 2004 por 40 personas).

Compromisos por seguros y otros conceptos

Las retribuciones post-empleo, algunos de los actuales y anteriores administradores de la Compañía son beneficiarios o tomadores de seguros cuyo costo corre a cargo de la Compañía. El importe cargado a resultados por este concepto en el año 2005 ascendió a Bs. 42,3 millones, aproximadamente (Bs. 34,9 millones en el año 2004).

Al 31 de diciembre, las retribuciones a la Junta Directiva y administradores están compuestas como sigue:

	2005	**2004**
Retribuciones a corto plazo a administradores	3.549.304	2.869.146
Prestaciones post empleo	394.367	318.794
Retribuciones a la Junta Directiva	1.528.183	1.056.348

19. GERENCIA DE RIESGO

Riesgos de interés, tipo de cambio y precios

La Compañía está expuesta continuamente a riesgos de crédito, de tipo de cambio, de tasas de interés y de fluctuaciones de precios, sin embargo, la gerencia permanentemente

monitorea dichos riesgos e implementa los procedimientos operativos y financieros necesarios para minimizar los mismos.

La mayor parte de las ventas de la Compañía están dirigidas hacia el mercado local, mientras que parte de los costos están denominados en dólares, por lo que las variaciones entre la tasa de inflación local y la tasa de devaluación pueden tener incidencia en los márgenes operativos.

El riesgo de tasa de interés es manejado a través de una política de endeudamiento conservadora. Actualmente la gerencia no prevé ningún cambio significativo en su exposición a cambios en las tasas de interés o en la estrategia actual para el manejo de dicho riesgo.

La Compañía está sujeta a riesgos en precios de la principal materia prima, y entre ellos el más significativo es el precio de la pulpa. Los precios de venta de productos de papel están influenciados en parte por el precio de mercado de la pulpa, el cual está determinado por la oferta y la demanda en la industria. Específicamente los incrementos en el precio de la pulpa podrían afectar negativamente las ganancias si los precios de venta no pueden ser ajustados. Los instrumentos derivados no han sido utilizados para manejar estos riesgos.

Durante el año terminado el 31 de diciembre de 2005, la Compañía no realizó operaciones de cobertura (hedging) y no ha identificado instrumentos que puedan calificarse como derivados.

Riesgos de crédito

Los instrumentos financieros que someten parcialmente a la Compañía a concentraciones de riesgo de crédito consisten principalmente en inversiones temporales en efectivo y cuentas por cobrar comerciales. La Compañía coloca sus inversiones temporales en distintas instituciones financieras y por política limita el monto de riesgo de crédito. Las concentraciones de riesgo de crédito con respecto a cuentas por cobrar comerciales son limitadas debido al gran número de clientes que posee la Compañía. Al 31 de diciembre de 2005 y 2004 la Compañía no posee concentraciones significativas de riesgos de crédito distintas a las anteriormente señaladas.

Control de precios

Con fecha 6 de febrero de 2003, el Ejecutivo Nacional decretó control de precios sobre bienes y servicios de primera necesidad, entre los cuales se incluyen ciertos productos elaborados por la Compañía.

Concentración de operaciones

Las ventas de exportación al 31 de diciembre de 2005 y 2004 representan aproximadamente el 20% y 21% de las ventas netas consolidadas, respectivamente.

20. ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

A partir de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela han celebrado diversos Convenios Cambiarios, en los cuales se establecen el Régimen para la Administración de Divisas, y el tipo de cambio que regirá las operaciones establecidas en dichos convenios. A partir de esa fecha, la Comisión de Administración de Divisas (CADIVI), se encarga de la coordinación, administración, control y establecimiento de requisitos, procedimientos y restricciones que requiera la ejecución de dichos convenios. Hasta la fecha, CADIVI ha emitido varias normativas relacionadas con los registros, lineamientos, requisitos y condiciones relativas al régimen de administración de divisas.

La Compañía ha venido efectuando los trámites necesarios para acceder a las divisas destinadas al pago de sus obligaciones en moneda extranjera derivadas de importaciones de bienes y servicios y dividendos. La obtención de las divisas necesarias para las operaciones en moneda extranjera que efectúa la Compañía en el curso normal de sus operaciones dependerá: (1) de la aprobación de los registros y solicitudes efectuadas ante las instituciones respectivas; (2) de la disponibilidad de divisas que se establecerá en la aplicación de la Normativa antes indicada; y (3) de las acciones de la Compañía para obtener acceso a aquellas divisas necesarias no solicitadas ante las instituciones respectivas, o de aquellas cuyas solicitudes sean rechazadas por dichas instituciones.

A continuación se describen los activos y pasivos monetarios en moneda extranjera al 31 de diciembre de 2005 y 2004, registrados en bolívares a la tasa de cambio oficial de Bs.

2.150,00 y Bs. 1.920,00 por US$ 1,00, respectivamente, (en miles de dólares estadounidenses):

	2005	2004
	(En miles de US$)	
Activo:		
Efectivo e inversiones temporales	5.701	10.491
Inversiones disponibles para la venta	4.035	345
Cuentas por cobrar comerciales	1.325	8.937
Cuentas por cobrar a compañías relacionadas	5.600	5.482
Depósitos dados en garantía	3.500	1.320
Anticipos a proveedores y deudores diversos	1.372	1.556
	21.533	28.131
Pasivo:		
Documentos por pagar	-	1.295
Cuentas por pagar comerciales	19.576	11.027
Cuentas por pagar a compañías relacionadas	2.350	1.369
Gastos acumulados por pagar y otras	1.270	1.736
	23.196	15.427

21. COMPROMISOS Y CONTINGENCIAS

Fianzas y garantías otorgadas

Para garantizar obligaciones, la Compañía ha otorgado fianzas de instituciones bancarias por un monto de Bs. 26 millones. Asimismo, la Compañía ha otorgado fianzas a favor de la Comisión de Administración de Divisas (CADIVI) por un monto de US$ 290 mil.

En virtud del contrato de venta de los activos relacionados con los proyectos forestales, una filial se constituyó en fiadora solidaria y principal pagadora de la Compañía frente al comprador para garantizarle a este último todas y cada una de las obligaciones asumidas por la Compañía. A la fecha, dicha fianza asciende a la cantidad US$ 350 mil venciéndose al 30 de abril de 2006. A efectos de garantizar la fianza antes señalada, la filial constituyó una hipoteca de primer grado a favor del comprador por US$ 446 mil, sobre inmuebles de su propiedad constituidos por las plantas 4 y 5 de la Torre Country Club; así mismo se ha convenido que en el caso de venta de los inmuebles gravados, esta garantía será sustituida por una garantía sobre títulos valores cotizados en la Bolsa de Valores de Caracas.

Cartas de crédito abiertas

La Compañía ha solicitado la apertura de cartas de crédito con instituciones financieras para la adquisición de materias primas y suministros. Al 31 de diciembre de 2005, las cartas de crédito abiertas por estos conceptos alcanzan US$ 13,17 millones. (Bs. 28.324 millones).

Contingencias

Cursan por ante los tribunales del país ciertas demandas civiles y laborales en contra de la Compañía, por Bs. 1.408 millones aproximadamente, y para los cuales se han efectuado los escritos de descargo correspondientes. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar estas demandas, y estiman que la resolución final de las mismas no tendrá efectos importantes sobre los estados financieros consolidados.

Al 31 de diciembre de 2005 y 2004, se encuentran en espera de decisión ante el Tribunal Supremo de Justicia los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 567 mil introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas). La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

Con fecha 26 de agosto de 2003, la Compañía fue notificada de un procedimiento administrativo por parte de la Dirección de Inspección y Fiscalización del Ministerio de Finanzas, por incumplimiento en la entrega de los comprobantes de venta de divisas al Banco Central de Venezuela por las exportaciones realizadas durante la vigencia del control de cambio (años 1994 a 1996), por un monto de US$ 5.321.716, correspondiente al 90% del valor FOB de las declaraciones de aduana. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

22. CONCILIACIÓN DE LOS SALDOS DE INICIO Y CIERRE DEL AÑO 2004

La Norma Internacional de Información Financiera (NIIF) Nº 1 "Adopción por primera vez de las Normas Internacionales de Información Financiera" exige a los primeros adoptantes una presentación de los principales efectos de tales normas sobre los estados financieros previamente presentados.

Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión Nº 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones Nº 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

El año 2005 es el primer ejercicio en el que la Compañía ha presentado sus estados financieros conforme con las NIIF. Los últimos estados financieros consolidados presentados de acuerdo con principios y normas de la CNV fueron las correspondientes al año terminado el 31 de diciembre de 2004, por lo que la fecha de transición a las NIIF es el 1 de enero de 2004.

Impacto de la transición en el balance general consolidado al 31 de diciembre de 2004 (en miles de bolívares):

	Según normas CNV	Efecto transición a NIIF		Según NIIF
Propiedades, planta y equipos - neto	476.304.208	(31.427.847)	**1**	444.876.361
Repuestos	6.587.480	(6.587.480)	**1**	-
Inversiones en asociadas y negocios conjuntos	4.020.200	(2.173.159)	**2**	1.847.041
Otros activos	1.390.042	(1.390.042)	**3**	-
Total activo no corriente	488.301.930	(41.578.528)		446.723.402
Otros activos circulantes	10.325.755	(10.325.755)	**4**	-
Gastos pagados por anticipado	885.614	(187.269)	**9**	698.345
Inventarios	42.434.480	(9.663.397)	**1**	32.771.083
Anticipos a proveedores	4.813.668	(961.416)	**5**	3.852.252
Efectos y cuentas por cobrar - neto	80.294.402	(897.290)	**5**	79.397.112
Inversiones disponibles para la venta	-	899.770	**6**	899.770
Efectivo y equivalentes de efectivo	23.142.558	(643.153)	**6**	22.499.405
Total activo corriente	161.896.477	(21.778.510)		140.117.967
TOTAL ACTIVO	650.198.407	(63.357.038)		586.841.369
PATRIMONIO DE LOS ACCIONISTAS	560.670.334	(127.084.311)		433.586.023

	Según normas CNV	Efecto transición a NIIF		Según NIIF
INTERESES MINORITARIOS	1.712.875	(1.712.875)	**7**	-
Otros pasivos y créditos diferidos	416.821	(416.821)	**10**	-
Apartado para prestaciones de antigüedad a largo plazo	9.691.114	(7.203.695)	**9**	2.487.419
Impuesto sobre la renta diferido pasivo	6.750.000	60.484.527	**8**	67.234.527
Total pasivo no corriente	16.857.935	52.864.011		69.721.946
Apartado para prestaciones de antigüedad a corto plazo	-	2.694.704		2.694.704
Cuentas por pagar	36.238.540	6.876.127	**7**	43.114.667
Documentos por pagar	2.486.040	-		2.486.040
Obligaciones y papeles comerciales	2.937.900	(47.690)	**9**	2.890.210
Préstamos a corto plazo	561.914	(561.914)		-
Pagarés y sobregiros bancarios	12.800.000	659.268	**9**	13.459.268
Dividendos por pagar	4.145.728	-		4.145.728
Impuestos por pagar	3.573.156	11.169.627	**8**	14.742.783
Gastos acumulados por pagar	8.213.985	(8.213.985)	**9**	-
Total pasivo corriente	70.957.263	12.576.137		83.533.400
TOTAL PASIVO	87.815.198	65.440.148		153.255.346
TOTAL PATRIMONIO Y PASIVO	650.198.407	(63.357.038)		586.841.369

Notas a la conciliación de saldos:

1. Principalmente incorporación de los nuevos valores de avalúo, análisis de los inventarios de repuestos como componentes de las maquinarias y equipos y revisión de las vidas útiles, todo con base en la NIC 16.
2. Reverso del exceso pagado en la compra de Simco Recycling Inc., filial en el extranjero, con base en la NIC 38 en lugar de su amortización en 20 años tal como lo establece el principio local y efecto del registro de la filial Manufacturas de Papel de Centroamérica; C.A. por el método de participación (ver 3).
3. Efecto originado por desconsolidar la filial de Manufacturas de Papel de Centroamérica; C.A. por activos que esta tenía. Tal desconsolidación se hizo con base en el análisis de negocios conjuntos establecido en la NIC 31; el registro de la filial bajo NIIF se hace con base en el método de participación.
4. Efecto originado por consolidar la filial Valores y Acciones 1003, C.A. y filiales con base en el análisis de la NIIF 5 en lugar de registrarla por el método de participación.
5. Efecto originado por desconsolidar la filial de Centroamérica.
6. Reclasificación de activos financieros con base en lo establecido en la NIC 39.
7. La filial que originaba el interés minoritario fue desconsolidada tal como se indica en el punto 3.
8. Registro de impuesto diferido principalmente por diferencias entre la base contable y fiscal de ciertos activos de acuerdo con la NIC 12, no contemplado en el principio local.
9. Reclasificaciones de cuentas para adecuar la presentación a lo establecido en los NIIF aplicables.

Impacto de la transición en el estado de resultados consolidado por el año terminado el 31 de diciembre de 2004 (en miles de bolívares):

	Según normas CNV	Efecto transición a NIIF		Según NIIF
Ingresos por ventas y otros	417.151.665	(33.998.733)	1	383.152.932
Costo de ventas	290.986.976	(20.131.150)	2	270.855.826
Utilidad bruta	126.164.689	(13.867.583)		112.297.106
Costos y gastos:				
Gastos de ventas	30.507.190	(8.225.017)	1	22.282.173
Gastos generales y administrativos	17.687.956	(79.870)	6	17.608.086
Utilidad en venta de activos	(47.023)	(294.728)	6	(341.751)
Utilidad en operaciones	78.016.566	(5.267.968)		72.748.598
Participaciones en resultados	(3.534.010)	3.164.743	3	(369.267)
Costos financieros	(3.235.011)	221.768	7	(3.013.243)
Ingresos financieros	466.638	(21.314)	7	445.324
Diferencias en cambio - neto	3.425.910	(471.217)	7	2.954.693
Otros ingresos (egresos):				
Provisión para inversiones	3.005.275	(2.638.964)	4	366.311
Pérdida en operaciones con títulos valores	(7.945.773)	534.498	7	(7.411.275)
Pérdida neta en contrato de cobertura en moneda extranjera	(417.348)	-	7	(417.348)
Comisiones ADR	-	(646.810)	7	(646.810)
Impuesto al débito bancario	(3.329.929)	223.998	7	(3.105.931)
Otros – neto	109.478	451.774	7	561.252
Resultado monetario del ejercicio	(2.866.206)	2.866.206	5	-
Utilidad antes de impuestos	63.695.590	(1.583.286)		62.112.304
Impuesto sobre la renta	(16.165.082)	(7.739.840)	6	(8.425.242)
Utilidad neta	47.530.508	6.156.554		53.687.062

Notas a la conciliación de saldos:

1. El efecto se origina principalmente por desconsolidación de la filial de Centroamérica (Bs.2.243.608, neto), eliminación efecto de inflación por Bs. 27.144.204 (ver nota 1-c), y reclasificación de ciertos gastos relacionados con las ventas que se mostraban como gastos de ventas por Bs. 4.610.921.
2. Principalmente efecto de desconsolidar la filial de Centroamérica, eliminar efecto de inflación, y registro de mayor depreciación de activos por nueva base contable.

3. Efecto originado por consolidar la filial Valores y Acciones 1003, C.A. y filiales.
4. Disminución de la provisión por reducción de los activos objeto de provisión por eliminación del efecto de inflación de los años 2002 al 2004.
5. *Eliminación de efecto por inflación* (ver *nota* 1-c).
6. Efecto del impuesto diferido del año sobre el movimiento de las diferencias temporarias.
7. Reclasificaciones de cuentas para adecuar la presentación a lo establecido en la NIC 1.

Impacto de la transición en el estado de flujos de efectivo consolidado por el año terminado el 31 de diciembre de 2004:

	Según normas CNV	**Efecto transición a NIIF**		**Según NIIF**
Actividades operacionales – Efectivo neto provisto	56.694.850	12.740.003	1	43.954.847
Actividades de inversión – Efectivo neto usado	(17.980.522)	(4.363.066)	2	(13.617.456)
Actividades de financiamiento – Efectivo neto usado	(27.711.221)	(2.688.536)	3	(25.022.685)
Efecto de inflación sobre el efectivo y equivalentes de efectivo	(4.147.985)	(4.147.985)	3	-
Efecto de devaluación sobre el efectivo y equivalentes de efectivo	-	(3.418.780)		3.418.780
Aumento de efectivo y equivalentes de efectivo	6.855.122	(1.878.364)	1	8.733.486
Efectivo y equivalentes de efectivo al inicio	16.287.436	2.521.517	3	13.765.919
Efectivo y equivalentes de efectivo al final	23.142.558	643.153	1	22.499.405

Notas a la conciliación de saldos:

1. Los efectos se originan principalmente por incremento de la utilidad neta bajo NIIF, y por la desconsolidación de la filial de Centroamérica y la incorporación de la filial Valores y Acciones 1003, C.A. y filiales.
2. El efecto principal se origina por capitalizaciones de activos que no cumplían con los requerimientos de la NIC 16.
3. Eliminación de efecto por inflación.

Exenciones utilizadas por la Compañía en la aplicación de las Normas Internacionales de Información Financiera, de acuerdo con lo establecido en la NIIF 1:

La NIIF 1 permite a las compañías que adopten por primera vez las NIIF, la elección de usar ciertas exenciones en la aplicación de las mismas. La Compañía evaluó los tratamientos contables permitidos y ha elegido utilizar las siguientes exenciones indicadas:

- Efecto acumulado por traducción de las filiales del exterior – la Compañía decidió revertir los efectos acumulados por traducción de todas su filiales del exterior que habían sido registrados.
- Propiedades, planta y equipos – la Compañía decidió adoptar como costo atribuido de sus propiedades, planta y equipos (excluyendo el mobiliario y equipo, que se adoptó como costo atribuido el valor neto en libros), los valores de avalúo establecidos por peritos avaluadores independientes registrados ante la Sociedad de Ingeniería de Tasación de Venezuela, los cuales fueron determinados con base en los valores de reposición para las maquinarias y equipos, y valores de mercado para las propiedades y vehículos, de conformidad con lo establecido en la NIC 16. Para las propiedades, planta y equipos de la filial Vencaribbean Paper Products, Ltd. se adoptó como costo atribuido el valor neto en libros en dólares americanos traducido a la tasa de cambio corriente a la fecha del balance general. Las vidas útiles de los activos fueron reevaluadas en función de la expectativa de uso y de generación de beneficios futuros por los distintos activos.

Impacto de la transición en el patrimonio consolidado:

	1° enero de 2004	**31 diciembre de 2004**
Patrimonio de los accionistas de acuerdo con las normas de la CNV	450.363.074	560.670.334
Registro de impuesto sobre la renta diferido	(76.992.673)	(71.237.333)
Efecto incorporación avalúo de propiedades, planta y equipo	29.842.868	(55.302.446)
Efecto de inflación sobre inventarios finales	(3.871.219)	(2.528.980)
Efecto incorporación de activos netos de Valores y Acciones 3103, C.A.	2.920.001	(5.183.332)
Efecto desconsolidación inventarios de Manpa Centroamérica	(2.772.786)	(3.485.350)
Efecto traducción de propiedades, planta y equipo de la filial Vencaribbean Paper Products	1.894.989	6.322.470
Efecto de traducción de filiales del exterior	4.158.715	3.486.025
Efecto de inflación sobre otras partidas no monetarias	(50.421)	(236.714)
Efecto de resultado sobre inversiones disponibles para la venta	-	156.935
Otros, neto	(544.643)	924.414
Patrimonio según balance general consolidado bajo NIIF	404.947.905	433.586.023

3.3. Comisión Nacional de Valores Resolución No. 016-86 del 27 de Enero de 1987.

Comisión Nacional de Valores

Resolución Nro. 016-86 del 27 de enero de 1987

a) Detalle de los saldos de las cuentas y transacciones importantes en moneda extranjera, incluidas en los estados financieros auditados para los años 2.005, 2.004 y los estados financieros interinos para el periodo finalizado el 30 de Junio de 2006.

(En miles de US$)

	30-06-2006	31-12-2005	31-12-2004
Activo:			
Efectivo e inversiones temporales	7.498	5.701	10.491
Inversiones disponibles para la venta	352	4.035	345
Cuentas por cobrar comerciales	1.751	1.325	8.937
Cuentas por cobrar compañías relacionadas	3.229	5.600	5.482
Depósitos dados en garantía	3.500	3.500	3.500
Anticipos a proveedores y deudores diversos	799	1.372	1.556
	17.129	21.533	30.311
Pasivo:			
Documentos por Pagar	-	-	1.295
Cuentas por pagar comerciales	19.703	19.576	11.027
Cuentas por pagar compañías relacionadas	1.538	2.350	1.369
Gastos acumulados por pagar y otras	742	1.270	1.736
	21.983	23.196	15.427
Posición Neta	(4.854)	(1.663)	14.884

b) Importe de los ajustes durante el ejercicio a las cuentas de inventario, activos fijos, inversiones y cargos diferidos, hecho de acuerdo a los principios de contabilidad generalmente aceptados en Venezuela.

Las cuentas de inventario, activos fijos, inversiones y cargos diferidos, no sufrieron ajustes durante el ejercicio, a excepción de los registros de depreciación de los activos fijos y amortización de los cargos diferidos y de la plusvalía de las inversiones.

c) En adición al costo original de los inventarios, activos fijos e inversiones, indicar separadamente monto de los ajustes hechos a las respectivas cuentas por diferencia en cambio capitalizado.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. ha registrado sus inventarios y activos fijos al costo y no se ha efectuado ningún ajuste sobre éstos por concepto de diferencias en cambio.

d) Los tipos de cambio utilizados para convertir los saldos en monedas extranjeras.

Las transacciones en moneda extranjera se registran a la tasa de cambio existente a la fecha de la operación. Los saldos en moneda extranjera han sido registrados a los siguientes tipos de cambio:

Al cierre del 31 de Diciembre de 2.004: Bs. 1.920,00 * US$
Al cierre del 31 de Diciembre de 2.005: Bs. 2.150,00 * US$
Al cierre del 30 de Junio de 2.006: Bs. 2.150,00 * US$

e) El monto de las ganancias o pérdidas por fluctuaciones cambiarías.

Para el período comprendido entre el 01-01-06 hasta el 30-06-06 y para los años 2.005 y 2.004 la utilidad o pérdida cambiaría expresada en miles de bolívares son las siguientes:

30 de Junio 2006	31 de Diciembre 2005	31 de Diciembre 2004
Pérdida Cambiaría 50.732	Utilidad Cambiaría 3.565.400	Pérdida Cambiaría 2.954.693

Saldos expresados en bolívares constantes del 30 de Junio de 2.006

f) Detalles relacionados con los montos registrados como cargos diferidos, con indicación de la metodología de cálculo utilizada.

Al 30 de junio de 2006 y al 31 de diciembre de 2005 no existen cargos diferidos y al 31 de diciembre de 2004 , los cargos diferidos y otros activos están conformados principalmente por marcas de comercio poseídas por una filial del exterior los cuales ascienden a Bs. 1.001 millones, neto de amortización acumulada por Bs. 407,3 millones, las cuales se amortizan en un período de veinte (20) años.

g) Políticas de depreciación y amortización del ajuste a los activos, e importe registrado con cargo a los resultados del ejercicio.

Las propiedades, planta y equipos se presentan al costo atribuido menos depreciación y cualquier pérdida por deterioro de valor reconocida. La depreciación se calcula con base en el método de línea recta sobre la vida útil restante estimada por la Compañía y estudios técnicos avalados por peritos independientes.

Las sustituciones o renovaciones de elementos completos que aumentan la vida útil del activo en objeto, o su capacidad económica, se contabilizan como mayor importe del activo, con el consiguiente retiro contable de los elementos sustituidos o renovados. Los gastos periódicos de mantenimiento, conservación y reparación, se imputan a los resultados en la medida que se incurren.

La depreciación se calcula con base en el método de línea recta sobre la vida útil estimada de los distintos activos, según lo siguiente, entendiéndose que los terrenos sobre los que se asientan

los edificios y otras construcciones tienen una vida útil indefinida y que, por tanto, no son objeto de depreciación:

	Años
Edificios	10-30
Maquinarias y equipos	7-20
Vehículos	3-6
Muebles, enseres y otros	3-5

Para el período comprendido entre 01/01/06 y el 30/06/06 y para los años 2005 y 2004 el cargo por concepto de gasto por depreciación de los activos fijos expresados en miles de bolívares son los siguientes:

30 de Junio 2.006	31 de Diciembre 2.005	31 de Diciembre 2.004
11.610.807	22.299.074	21.584.495

h) Cualesquiera otros compromisos y transacciones en moneda extranjera.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. no tiene ningún compromiso o transacción de relevancia que no se haya revelado en puntos anteriores.

3.4. Relaciones Financieras

INDICADOR	Cierre al 30-06-06	Cierre al 31-12-05	Cierre al 31-12-04
AC / PC	1,39	1,34	1,68
Efect. / PC	0,19	0,12	0,27
PC / Pat.	0,31	0,32	0,19
PT / Pat	0,45	0,46	0,35

Leyenda:

AC: Activo Circulante
Efect.: Efectivo
PT: Pasivo Total
PC: Pasivo Circulante
Pat.: Patrimonio

3.5. Dictámenes de las Sociedades Calificadoras de Riesgo.

CLAVE, Sociedad Calificadora de Riesgo, C.A.
Contactos:
Otto Rivero (212) 905.6383

Dictamen de Calificación de Riesgo.
Hoja Resumen.
Caracas - Venezuela, septiembre de 2006.

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

Tipo de título	Emisión N°	Monto	Denominación	Plazo
Papeles Comerciales	2006-I	Bs. 15.000.000.000,00.	En Bolívares.	Entre 15 y 360 días
Emisión aprobada en Asamblea General Ordinaria de Accionistas celebrada el día 21 de abril de 2006.				

Categoría	Subcategoria	Fecha del Dictamen	Edos. Financieros mas recientes	Próxima revisión
A	**A2**	7 de septiembre de 2006	Al 30/06/06 (no auditados)	En seis (6) meses.

Definición de la Categoría A: "Corresponde a aquellos instrumentos con una muy buena capacidad de pago de capital e intereses en los términos y plazos pactados, la cual no debería verse afectada ante eventuales cambios en el emisor, en el sector o área a que este pertenece o en la economía".

Definición de la Subcategoría A2: "Se trata de instrumentos con un mínimo riesgo de inversión. Su capacidad de pago, tanto de capital como de los intereses, es muy buena. Según la opinión del Calificador, de producirse cambios predecibles en la sociedad emisora, en el sector económico a que ésta pertenece o en la marcha de la economía en general, no se incrementaría significativamente su riesgo".

Por la Junta Calificadora:

Otto Rivero   César Mendoza   Sarino Russo

Fundamentos de la calificación:

- En 2005 y 2006, la contínua sobrevaluación del bolívar ha afectado las operaciones de Manpa, estimulando la importación de papeles (principalmente blancos) y reduciendo las exportaciones. No obstante, Manpa mantiene un sólido margen operativo: 9,8% en el primer semestre de 2006 y 10,8% en el AF05.
- La cobertura de intereses es holgada (11 veces en el primer semestre de 2006). Las bajas tasas de interés seguirán favoreciendo el servicio de la deuda la cual está contratada en su totalidad en bolivares. La deuda financiera neta representa un bajo porcentaje de las ventas del Emisor y de su patrimonio.
- Manpa mantiene una alta proporción de efectivo en el activo circulante a fin de enfrentar los ciclos adversos de la industria. Al 30/06/06 el Efectivo y equivalentes equivale al 60% de la deuda financiera.
- La sobrevaluación del bolívar puede ser corregida a inicios de 2007, reduciendo la amenaza de las importaciones en el sector e incrementando la competitividad de las exportaciones.

Perspectivas del Sector.

Manpa se dedica a la elaboración de productos intermedios de papel (bobinas o láminas utilizadas como insumo por empresas del ramo) de Impresión y Escritura, Envases y Embalajes e Higiénicos, y a su conversión en productos terminados de uso industrial, comercial, doméstico, escolar y de oficina. Las principales plantas se encuentran en Maracay, Edo. Aragua. En 2005, el 32% de la producción de Manpa se vendió en bobinas mientras que el 68% restante se convirtieron y vendieron como producto terminado; 94 % de dicha ventas fueron al mercado nacional.

Con el crecimiento del PIB en el segundo trimestre de 2006 (+9,2%), son once los períodos consecutivos de expansión económica que se han disfrutado, desde que en el cuarto trimestre de 2003 se revirtiera la tendencia contractiva que originara los acontecimientos políticos de los años 2002 y 2003, que incluyen el paro de la industria petrolera en diciembre 2002 - enero 2003. La cotización promedio de la cesta de exportación petrolera venezolana ha sufrido un fuerte incremento desde el segundo semestre de 2004, promediando US$ 64 por barril en julio de 2006. Los mayores ingresos petroleros unido a los procesos

electorales, han condicionado un incremento importante del gasto público por la vía presupuestaria y no presupuestaria (gasto social de PDVSA, BANDES, uso de las reservas). El Gobierno ha contado con recursos adicionales provenientes de la mayor recaudación fiscal y la adjudicación de letras del tesoro y VEBONOS. La economía se ha visto igualmente favorecida por la mayor estabilidad política, la agilización de la entrega de divisas por parte de CADIVI y las bajas tasas de interés. El consumo privado viene creciendo en los últimos dos años y medio, producto de la reducción del desempleo, los ajustes salariales y la redistribución del ingreso a través de las misiones. Los mayores ingresos en divisas del país, han permitido una acumulación de reservas internacionales que junto al control de cambios impuesto en febrero de 2003, le han conferido estabilidad al tipo de cambio.

Consumo Aparente de Bobinas de Papel (TM)				
Tipo de Papel	2002	2003	2004	2005
Impresión/Escritura	99.873	80.361	121.614	78.467
Envases/Envolturas	35.528	25.051	34.151	28.262
Higiénicos	124.729	86.919	141.165	156.252
Total:	260.130	192.331	296.930	262.981

Fuente Apropaca.

En 2003, el consumo aparente de bobinas de papel que fabrica el Emisor, se contrajo -26% (-6% en 2002). Los rubros mas afectados fueron los papeles Higiénicos (-30%), Envases y Envolturas (-29%) seguidos por Impresión y Escritura (-19%). En 2004, *con el inicio del ciclo de expansión económica*, la recuperación del consumo de este tipo de bobinas fue de 54%, superando en el rubro de Impresión y Escritura los niveles de 2001. Este comportamiento refleja una tendencia en períodos de restricciones cambiarias, a la conversión local de bobinas en lugar de la importación de productos finales. Con la agilización en la entrega de divisas por parte de CADIVI, en 2005 el consumo de bobinas de Envases y Envolturas e Impresión y Escritura volvió a contraerse, dando paso a la importación de productos finales. El consumo de Higiénicos continuó su expansión debido a la protección natural que posee contra la importación de productos terminados.

Producción de Bobinas de Papel (TM)				
Tipo de Papel	2002	2003	2004	2005
Impresión/Escritura	72.706	61.413	83.228	50.615
Envases/Envolturas	16.497	14.322	18.157	16.224
Higiénicos	81.439	64.539	134.334	148.560
Total:	170.642	140.274	235.719	215.399

Fuente Apropaca.

La producción nacional de bobinas se contrajo en los años 2002 y 2003, en magnitudes que van más allá de la contracción de la demanda interna, debido a la reducción de inventarios en el canal de distribución y los efectos de la sobrevaluación del tipo de cambio: Reducción de las exportaciones e incremento de la importación de productos finales e intermedios. El rubro más afectado fueron los Higiénicos. Con la recuperación de la actividad económica y del consumo en 2004, la producción de bobinas que fabrica el Emisor se expandió 54%. Todos los rubros tuvieron un desempeño positivo. En 2005, la producción de Higiénicos continuó su expansión a diferencia de Envases y Envolturas e Impresión y Escritura cuya producción se redujo. Con la agilización en la entrega de divisas, se incrementó la importación de productos terminados en estos últimos dos rubros.

Importación de Bobinas de Papel (TM)				
Tipo de Papel	2002	2003	2004	2005
Impresión/Escritura	27.167	43.512	71.677	47.092
Envases/Envolturas	16.030	10.729	15.994	12.038
Higiénicos	43.290	28.370	23.442	22.743
Total:	86.487	82.611	111.113	81.873

Fuente Apropaca.

En 2003, la importación en los segmentos analizados se contrajo -4%. El rubro mas beneficiado fueron los Higiénicos, sector donde han aparecido convertidores locales importantes e importación de productos finales de Colombia, y Envases y Envolturas, sector que ha sido afectado por importaciones de cementeras locales que anteriormente estaban relacionadas con productores locales de sacos. El rubro mas afectado fue Impresión y Escritura donde convertidores locales han sustituido producción nacional por importaciones de Colombia y Brasil principalmente. En 2004, las importaciones de Impresión y Escritura y Envases y Envolturas se incrementaron +64% y +49% respectivamente, reflejando la tendencia a la conversión local de bobinas en períodos de restricciones cambiarias. En 2005, con la agilización en la entrega de divisas, se incrementó la importación de productos terminados en estos últimos dos rubros, reduciéndose la importación de bobinas. En 2004 y 2005, la importación de papeles Higiénicos se contrajo conforme los productores locales recuperaron su mercado natural.

Exportación de Papeles (TM)				
Tipo de Papel	2001	2002	2003	2004
Impresión/Escritura	27.732	29.082	24.565	33.291
Envases/Envolturas	0	0	0	0
Higiénicos	23.717	16.060	5.990	16.611
Total:	51.449	45.142	30.555	49.902

Fuente Apropaca.

La sobrevaluación del bolívar y los atrasos del Gobierno en el pago del "Draw-Back" han afectado la exportación de papeles. A pesar de la contracción en

el consumo interno y la elevada capacidad ociosa, las exportaciones se contrajeron 12% en 2002 y 32% en 2003. El segmento mas afectado fue el de Higiénicos, observándose una mayor estabilidad en las exportaciones de Impresión y Escritura. En 2004, con el incremento en el precio internacional de papeles y una mejoría en la agilización del pago del "Draw-Back", las exportaciones sufrieron un incremento de +63,3%. En 2005, cuando la paridad cambiaria se mantuvo inalterada, las exportaciones volvieron a contraerse -31%.

A los factores que ocasionaron el fuerte incremento de los precios del petróleo en 2004 y 2005, se le suma en 2006 las tensiones político-militares en el Medio Oriente. Las proyecciones de los precios para el WTI, de diferentes fuentes, se ubican para 2007 en 67,7 US$/Brr. Los altos precios del petróleo y las elecciones previstas, seguirán condicionando el elevado gasto público. El control de cambio se mantendrá por razones políticas y técnicas. Consecuentemente, las tasas de interés internas, activas y pasivas, se mantendrán bajas. Bajo este escenario, las proyecciones son favorables para el sector donde se desenvuelve el Emisor, viéndose únicamente afectadas por la permanente amenaza de las importaciones y la falta de competitividad de las exportaciones.

En los rubros de Imprimir y Escribir y Envases y Envolturas, la principal competencia de Manpa proviene de las importaciones y productos sustitutivos como el plástico en sacos. En Higiénicos, los principales competidores son Papeles Venezolanos, C.A. y la multinacional Kimberley-Clark. En este rubro, Manpa tiene una mayor participación en papeles B y C, y sus competidores en papeles A y B.

Análisis financiero.

Rentabilidad.

En los últimos tres ejercicios, el Emisor muestra un sólido margen operativo. Manpa ha acometido importantes programas de reducción de costo, concentrándose en el negocio de papel (en el 2001 vendió los activos de la División Forestal). En 2002, a pesar de la fuerte contracción de la demanda, la devaluación del bolívar favoreció las exportaciones y elevó la competitividad de los productores locales frente a las importaciones. Los resultados, aunque inferiores a los del año anterior, fueron altamente positivos. En 2003, con el cierre virtual de Venepal y las dificultades para la obtención de divisas para la importación, el entorno favoreció aún más al productor local. El margen operativo de Manpa, al igual que sus ventas, se incrementó de nuevo a pesar de la fuerte contracción de la economía. En 2004, con la recuperación de la demanda, Manpa obtuvo un sólido margen operativo y mantuvo la tendencia positiva de su rentabilidad (ROA y ROE). En 2005 y en el primer semestre de 2006, la sobrevaluación del bolívar ha afectado las exportaciones de Manpa y su participación en el mercado nacional frente a las importaciones (en Impresión y Escritura y Envases y Evolturas). No obstante, los resultados se mantienen en niveles muy sólidos. En 2007, la esperada corrección del tipo de cambio debe elevar la competitividad de los productores locales.

Endeudamiento.

En el AF01, con el efectivo producido por la venta de activos del proyecto forestal, Manpa redujo su deuda financiera en 56%. En el AF02 el índice de cobertura cae ligeramente, debido al fuerte incremento de las tasas de interés, producto de la inestabilidad cambiaria que caracterizó dicho año. A partir del AF03, con el control de cambio, las tasas de interés locales han descendido progresivamente. Manpa ha aplicado sus excedentes de caja a la cancelación de deuda. Al cierre del AF04, el efectivo y equivalentes superaba la deuda financiera. Con los excelentes resultados operativos, la cobertura de intereses fue de 37 veces. En el AF05, la deuda financiera neta pasa a ser positiva, debido a los altos dividendos en efectivo cancelados por la compañía. Con los resultados operativos mas ajustados, la cobertura se redujo aunque sigue siendo holgada (16 veces). En 2006, la deuda financiera neta se mantiene positiva, representando sin embargo un porcentaje bajo de los ingresos por ventas y del patrimonio del Emisor. Se espera que el flujo de caja de Manpa cubra con holgura la carga financiera.

Solvencia y liquidez.

En el AF02, como resultado de la inestabilidad cambiaria y de la contracción de la demanda, se acumularon mayores inventarios de productos terminados y materias primas, estos últimos con sus correspondientes cuentas por pagar en divisas. La liquidez y la prueba del ácido sufrieron una reducción considerable. Ambos índices se han fortalecido desde entonces con una mayor rotación de los inventarios de productos terminados (que ha mas que compensado la mayor acumulación de materias primas) y una cancelación mas rápida de las cuentas por pagar, mostrando valores holgados al cierre del AF04. En el AF05, la mayor acumulación de productos terminados y el inventario en tránsito redujo la liquidez respecto al ejercicio anterior. La rotación del inventario se ha recuperado en el primer semestre de

2006. En la composición del activo circulante, el Emisor mantiene una alta proporción de efectivo a fin de enfrentar los ciclos adversos de la industria.

Eficiencia.

La concentración en el negocio de papel, mejoró el uso de los activos hasta el año 2001. En el AF02, los índices de eficiencia desmejoraron ya que, si bien las ventas permanecieron prácticamente constantes, los valores corrientes del activo fijo se incrementaron sensiblemente con la devaluación. En 2006 la recuperación de los índices obedece al mejor desempeño de las ventas netas.

Sensibilidad al entorno.

Manpa redujo su posición corta en dólares, conforme se incrementó la inestabilidad cambiaria y posteriormente con las restricciones impuestas al cambio de divisas. La cancelación de préstamos a largo plazo con instituciones financieras, en algunos casos de forma anticipada, contribuyó a tal fin. Luego de reflejar una posición larga al cierre del AF04, la posición corta de Manpa en el AF05 se deriva de la mayor importación de materias primas, acumulando así un monto importante de cuentas por pagar comerciales en moneda extranjera, y la caída de las exportaciones producto de la sobrevaluación que normalmente aqueja nuestra moneda. Al 30/06/06, el 100% de la deuda financiera de Manpa está contratada en bolívares. El control de cambios permitirá un bajo nivel de tasas de interés locales, con baja de volatilidad. Por otra parte, el apalancamiento operativo de Manpa es bajo (reduciendo la volatilidad de los resultados operativos); la materia prima representa alrededor del 70% del costo de producción.

Indices y Cifras Seleccionadas	Jun 06	Jun 05	Dic 05	Dic 04	Dic 03
Rentabilidad (%)					
Margen en operaciones	9,8	11,9	10,8	19,0	22,9
Margen neto	8,2	13,6	9,6	14,0	7,5
Utilidad neta/Patrimonio (ROE)	* 4,0	* 5,5	8,5	12,4	5,2
Utilidad neta/Total Activos (ROA)	* 2,7	* 3,9	5,8	9,1	4,0
Endeudamiento (veces)					
EBITDA/Intereses netos	10,72	25,98	15,80	36,74	17,88
Deuda financiera neta/Ventas netas	* 0,08	* 0,03	0,09	-0,02	0,00
Total pasivo/Patrimonio+Intereses minoritarios	0,45	0,41	0,46	0,35	0,19
Pasivo circulante/Total pasivo	0,69	0,62	0,70	0,55	0,91
Deuda financiera./Total pasivo	0,21	0,16	0,26	0,11	0,20
Efectivo y equivalentes/Deuda financiera a corto plazo	0,60	0,79	0,32	1,38	0,85
Deuda financiera neta (Millones de Bs.)	16.085	5.913	33.855	-6.150	-
Solvencia y liquidez (veces)					
Liquidez (Activo circulante/Pasivo circulante)	1,39	1,51	1,34	1,68	1,75
Prueba del ácido	1,07	1,08	0,92	1,29	1,10
Rotación de cuentas por cobrar	5,73	6,45	6,56	6,12	5,6
Rotación de inventarios	7,63	5,60	4,95	8,27	3,9
Efectivo e Inversiones temporales/Activo circulante	0,14	0,13	0,09	0,16	0,11
Eficiencia (veces)					
Ventas netas/Total activo	* 0,67	* 0,58	0,61	0,65	0,53
Ventas netas/Activo fijo	* 0,96	* 0,80	0,87	0,86	0,72

(*) Resultados del semestre anualizados (multiplicando por dos) para fines comparativos.

Nota: Los resultados correspondientes al primer semestre de 2006 y primer semestre de 2005, y de los años fiscales 2005 y 2004, corresponden a los estados financieros del Emisor preparados sobre la base de las Normas Internacionales de Información Financiera (NIIF). Los estados financieros de los años fiscales 2003 (y anteriores), fueron elaborados conforme a las normas establecidas por la Comisión Nacional de Valores y están expresados en moneda constante.

ADVERTENCIA:

El presente dictamen no implica recomendación para comprar, vender o mantener los títulos valores calificados, ni implica una garantía de pago del título sino una valuación sobre la probabilidad de que el capital del mismo y sus rendimientos sean cancelados oportunamente.

Características de la Emisión

Emisor: Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Identificación de la Emisión: PC-2006-I

Tipo de Emisión: Papeles Comerciales

Monto: Hasta Bs. 15.000 millones.

Rendimiento: Fijado al momento de la emisión

Plazo: Entre 15 y 360 días

Riesgo: A2

Categoría A

Corresponde a aquellos instrumentos con una muy buena capacidad de pago de capital e intereses en los términos y plazos pactados, la cual no debería verse afectada ante eventuales cambios en el emisor, en el sector o área a que éste pertenece, o en la economía. Solo en casos extremos, pudiera afectarse levemente el riesgo del instrumento calificado.

Subcategoría A2

Se trata de instrumentos con un mínimo riesgo de inversión. Su capacidad de pago, tanto del capital como de los intereses, es muy buena. Según la opinión del calificador, de producirse cambios predecibles en la sociedad emisora, en el sector económico a que ésta pertenece o en la marcha de la economía en general, no se incrementaría significativamente su riesgo.

Periodicidad de Revisión:

Este dictamen será revisado a los ciento ochenta días contados a partir del inicio de la oferta pública o cuando Fitch Venezuela S.A., tenga conocimientos de hechos que puedan alterar substancialmente el nivel de riesgo de los títulos valores emitidos.

Uso de los Fondos:

Los fondos provenientes de la colocación de la presente emisión de papeles comerciales se destinarán 100% a cubrir las necesidades de capital de trabajo, entendiéndose como tal, a la diferencia entre las cuentas por cobrar más los inventarios menos las cuentas por pagar. Esta diferencia normalmente se origina por el desfase existente entre las compras de materias primas, su procesamiento y transformación en productos terminados, la venta del producto y posteriormente su cobranza.

Autorización de la Emisión:

La emisión fue aprobada en Asamblea General Ordinaria de Accionistas celebrada el día 21 de abril de 2006.

Información Procesada:

1. Edos. Financieros consolidados del emisor para el período 2000-2006.
2. Entrevistas a Ejecutivos de la empresa.
3. Reportes de FITCH Ratings Ltd.

Sustento de la Calificación:

Análisis Financiero de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. publicado en septiembre de 2006.

Carlos Fiorillo

Pedro El Khaouli

Hilario Ramírez

Septiembre 2006

"Esta calificación no implica recomendación para comprar, vender o mantener un título valor, ni implica una garantía del pago del título, sino una valuación sobre la probabilidad de que el capital del mismo y sus rendimientos sean cancelados oportunamente."

CLASIFICADORES ASOCIADOS S&S, C.A.
SOCIEDAD CALIFICADORA DE RIESGO
Tlf. Master: (58)(212) 263.43.93 RIF J-30166873-1

RESUMEN DEL DICTAMEN DE CALIFICACIÓN DE RIESGO

EMISOR: **MANUFACTURAS DE PAPEL C.A.. (MANPA) S.A.C.A. y Filiales**

DESCRIPCION DE LOS TITULOS: Papeles Comerciales al portador hasta por la cantidad de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,00), emisión aprobada en Asamblea Extraordinaria de Accionistas celebrada el 21 de Abril de 2006.

PLAZO DE LOS TITULOS: Entre 15 y 360 días.

USO DE LOS FONDOS: Según lo informado por la Gerencia, los fondos requeridos por MANUFACTURAS DE PAPEL C.A.. (MANPA) S.A.C.A. y Filiales se destinarán en un 100% a cubrir las necesidades de Capital de Trabajo.

INFORMACION ANALIZADA:

a) Estados financieros al 31 Diciembre de los años 2004 y 2005, auditados por Lara, Marambio & Asociados, y un corte interino no auditado a Junio de 2006.
b) Entrevistas con Ejecutivos de la empresa.
c) Información sectorial.

RIESGO: **A2**

Categoría: **"A"**: Corresponde a aquellos instrumentos con una buena capacidad de pago de capital e intereses en los términos y plazos pactados, la cual no debería verse afectada ante eventuales cambios en el emisor, en el sector o área a que éste pertenece, o en la economía, sólo en casos extremos, pudiera afectarse levemente el riesgo del instrumento calificado.

Sub-categoría: **"A2"**: Se trata de instrumentos con mínimo riesgo de inversión, su capacidad de pago, tanto del capital como de los intereses, es muy buena. Según la opinión del calificador, de producirse cambios predecibles en la sociedad emisora, en el sector económico a que ésta pertenece o en la marcha de la economía en general, no se incrementaría significativamente su riesgo.

PERIODICIDAD DE LA REVISION: Ciento ochenta (180) días contados a partir del inicio de la oferta pública autorizada por la Comisión Nacional de Valores, o cuando CLASIFICADORES ASOCIADOS S&S, C.A. (S&S) tenga conocimiento de hechos que puedan alterar sustancialmente el nivel de riesgo de los títulos valores emitidos.

EDUARDO GRASSO V. | JUAN A. RODRIGUEZ B. | BEATRIZ FERNANDEZ R.

Caracas, 11 de Septiembre de 2006

Nº DIC-CASS-08/2006

4. INFORMACION COMPLEMENTARIA

La Información adicional sobre la emisión puede obtenerse en las oficinas de MANPA, ubicadas en la Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, a través de las siguientes personas:

- JUAN ANTONIO LOVERA jlovera@manpa.com.ve — Telf.: 901.23.25 / 23.35

- LETICIA LEVEL llevel@manpa.com.ve — Telf.: 901.22.45

"LOS RESPONSABLES QUE SUSCRIBEN, DECLARAN QUE CONJUNTA E INDIVIDUALMENTE ACEPTAN, A TODOS LOS FINES LEGALES CONSIGUIENTES, LA RESPONSABILIDAD DEL CONTENIDO DEL PRESENTE PROSPECTO Y QUE EL MISMO ES VERDADERO Y NO CONTIENE INFORMACION QUE PUEDA INDUCIR A ERROR AL PUBLICO Y QUE NO CONOCEN NINGUN OTRO HECHO O INFORMACION IMPORTANTE CUYA OMISION PUDIERE ALTERAR LA APRECIACION QUE SE HAGA POR PARTE DEL PUBLICO DEL CONTENIDO DE ESTE PROSPECTO."

PERSONAS RESPONSABLES DEL CONTENIDO DEL PROSPECTO:

- JUAN ANTONIO LOVERA — ***C.I. N° 5.534.882***
Vicepresidente Corporativo de Finanzas

- LETICIA LEVEL — ***C.I. N° 6.401.405***
Gerente de Planificación Corporativa

DIRECCION: Av. Francisco de Miranda, Torre Country Club, Piso N° 11, Chacaíto

TELEFONOS: 901.23.35

FAX: 901.23.17

INDICE GENERAL

MANPA

Manufacturas de Papel, C.A., (MANPA) S.A.C.A

OFERTA PUBLICA DE PAPELES COMERCIALES AL PORTADOR
-2006-
Monto Máximo Autorizado: Bs. 15.000.000.000,00

Coordinador:

MANPA

Manufacturas de Papel, C.A. (MANPA) S.A.C.A

legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of MANPA]

Caracas, December 4, 2006.

Messrs.

Executive Secretariat of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Present.-

This aims at delivering a compact disc including the **list of company shareholders** corresponding to the month of **November 30, 2006** as requested by that institution by official communication CNV-DCOP-251 as of October 4, 2005 and notified to my principal as of October 6, 2005.

Likewise, I attach hereto to be sealed as acknowledge receipt a copy of the list at **November 30, 2006** including the aforementioned compact disc.

Having no further matter to discuss.

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Lic. Carlos Delfino T. (signed) Illegible.

Chairman.--

Translator's Note:

At the bottom right margion of this pae tehre is a wet seal that reads as follows: "Please return signed and sealed." Next there are thirteen (13) pages with the list of company shareholders. Such list has nine (9) columns that from left to right are, namely: Name of Issuing Company; Symbol in the Caracas Stock Exchange; Shareholder's Name; I.D. Card No./ RIF (Tax Information registry Number); Number of Shares; Par Value (Bs.); % of stake holding; % Accumulated; Cut-Off Date. At the upper right margin of the pages there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 December 5 AM 10:53 FILE RECEIVED." --------------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, December 18th, 2006.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

TERPRETE
PUBLICO
HERNANDEZ MORA

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

COMISION NACIONAL DE VALORES
2006 DEC -5 AM 10:53
RECIBIDO

Caracas, 04 de diciembre de 2006

Señores
Secretaría Ejecutiva de la
COMISION NACIONAL DE VALORES
Presente.-

El presente tiene como finalidad hacer entrega de un disco compacto contentivo del **listado de accionistas** de la empresa correspondiente al **30 de noviembre de 2006**, solicitado por ese organismo mediante oficio CNV-DCOP-251 de fecha 04 de octubre de 2005 y notificado a mi representada el 06 de Octubre de 2005.

Asimismo, adjunto para ser sellado en señal de recepción copia del listado al **30 de noviembre de 2006** contenido en el Disco Compacto antes mencionado.

Sin otro particular, queda de Ustedes.

Atentamente,

Manufacturas de Papel, C.A. (MANPA)
S.A.C.A..

Lic. Carlos Delfino T.
Presidente de la Junta Directiva

FAVOR DEVOLVER SELLADO Y FIRMADO

Nombre de la Empresa Emisora	Simbolo en la Bolsa de Valores de Caracas	Nombre del Accionista	CEDULA/RIF	Cantidad de Acciones	Valor Nominal (Bs.)	% del Total Accionario	% Acumulado	Fecha de Corte
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FUNDACION CARLOS DELFINO	J001639560	100.511.658	10	4,38	4,38	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PALMIRA C.A.	J004912739	126	10	0,00	4,38	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAURY DE PAPARONI ALICIA	V000228851	168.750	10	0,01	4,39	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUC DELFINO ARRIENS GUSTAVO S.	V000217205	231.840	10	0,01	4,40	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ GOMEZ GONZALO	V003177588	45.215	10	0,00	4,40	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARDENAS DE BURRON GRACIELA.	V006184996	1.824.606	10	0,08	4,48	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARDENAS DE YERENA MORELLA.	V004350928	3.738	10	0,00	4,48	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES MORAVIA, C.A.	J002393106	50.919.498	10	2,22	6,70	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ REVENGA JOSEFINA.(DIFUNTO)	V000025229	1.824.606	10	0,08	6,78	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAMIREZ ORTIZ ANGEL JESUS	V000935431	12.258.588	10	0,53	7,31	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FEDOSEJEVS SCHEFLERS GEORG.	V002066636	90.946	10	0,00	7,32	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RECARTE GAZTELUMENDI ROMAN (DIFUNTO	V002118395	40.362	10	0,00	7,32	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANABRIA GARCIA ENRIQUE	V003658351	115.164	10	0,01	7,32	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MIRANDA DE RODRIGUEZ LUISA MARGARIT	V000212171	59.850	10	0,00	7,33	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ RUIZ ALFREDO.	V003177249	50.442	10	0,00	7,33	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ-RUIZ RODRIGUEZ GUSTAVO	V003185691	1.425.072	10	0,06	7,39	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ DE ROMERO SYLVIA HELENA	V004272934	88.452	10	0,00	7,40	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VELUTINI RUIZ JOSE ANTONIO	V000019865	70.812	10	0,00	7,40	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VELUTINI RUIZ ANDRES.	V000005198	114.030	10	0,00	7,40	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ DE ESCUDER ANA SOFIA.	V001894439	114.030	10	0,00	7,41	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MATUTE RUIZ OLGA.	V000000000	114.030	10	0,00	7,41	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ F. MARIA FERNANDA.	V004456050	84.546	10	0,00	7,42	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ ESTEVEZ CARMEN TERESA.	V006809914	3.066	10	0,00	7,42	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PEREZ PARIS.	J000634343	28.980	10	0,00	7,42	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MAURY ALICIA MARIELA.	V005532404	6.200.000	10	0,27	7,69	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 218177, C.A.	J001217479	3.000.000	10	0,13	7,82	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MAURY CARLOS HENRIQUE JOSE	V006562483	6.200.000	10	0,27	8,09	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO MONZON JUAN RAFAEL	V003659618	72.720	10	0,00	8,09	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO MONZON RICARDO.	V006820919	11.970	10	0,00	8,09	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRICEĮO LUJAN ALFREDO JOSE.	V006824422	7.182	10	0,00	8,09	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO THORMAHLEN ALEJANDRO	V003659619	291.362	10	0,01	8,11	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ GOMEZ JUAN VICENTE.	V003177587	4.730	10	0,00	8,11	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BECKER CARDENAS FREDDY JOSE.	V006257141	902.730	10	0,04	8,15	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ MENDEZ CARLOS FELIPE.	V006914120	1.000	10	0,00	8,15	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES HYADES, C.A.	J002061022	220.000	10	0,01	8,16	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MICALE JOSE GAETANO	V000270434	326.994	10	0,01	8,17	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES INVERDELGO, C.A.	J302652650	1.133.172	10	0,05	8,22	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ DE GOMEZ MONSERRATE (DIFUNTO)	V003237741	2.231.250	10	0,10	8,32	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES TOMHAR, C.A.	J003311391	18.394.446	10	0,80	9,12	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE DALMADY YANTZEN NICOLAS ALEXANDE	V006555930	756	10	0,00	9,12	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BERTOLINI BETTALLI DANIELA.	V003176146	89.754	10	0,00	9,12	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARMANECA BIENES Y RAICES, C.A.	J303139027	49.847.580	10	2,17	11,30	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TOLEDANO A. DINA MARGARITA.	V005664714	1.386	10	0,00	11,30	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 935431, C.A.	J003444774	3.459.960	10	0,15	11,45	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 3 DE OCTUBRE, C.A.	J002671262	815.136	10	0,04	11,48	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FONDO MUTUAL DE VENEZUELA.	J002966645	34.042	10	0,00	11,48	30/11/2006

COMISION NACIONAL
DE VALORES

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ DE CHAVEZ MAGALY ASENCION	V003720995	2.142	10	0,00	11,48	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RICOL DE TINOCO ANA LOURDES	V006070708	4.452	10	0,00	11,48	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA SANOJA SIXTO JOSE	V005402528	420	10	0,00	11,48	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARENAS NELSON	V003054578	1.079	10	0,00	11,48	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONDE DELFINO VALENTINA ISABEL	V003484561	10.752	10	0,00	11,48	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALORES PISA, C.A.	J003324612	5.964	10	0,00	11,48	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NANNINI SCOVINO MAURO BRUNO	V005308444	14.300	10	0,00	11,49	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FREYRE DE RICOL LOURDES	V005137550	8.610	10	0,00	11,49	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TOLEDANO MAMAN AARON	V001521675	504	10	0,00	11,49	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AñEZ DELFINO ALBERTO ENRIQUE	V003663396	3.343	10	0,00	11,49	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TAMAYO LAVIE FERNANDO ENRIQUE	V004087380	17.934	10	0,00	11,49	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLELLA SIMOZA FRANCISCO ANTONIO.	V005967346	4.452	10	0,00	11,49	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAMPOS MURILLO ELISEO	E081752778	420	10	0,00	11,49	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEAL VILLALON MARIO PATRICIO.	V012070465	19.404	10	0,00	11,49	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ESCOBAR DE GARCIA ELIGIA.	V002570479	1.302	10	0,00	11,49	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PASSINI CALORE ANGELO.	V002952820	1.882	10	0,00	11,49	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BOUTOROFF SEMENENKO NICOLAS	V006155162	168	10	0,00	11,49	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MOUCHET PERELLO VIKTOR RENE.	V006972947	1.764	10	0,00	11,49	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VELASQUEZ BETANCOURT GUSTAVO LUIS	V005305339	2.646	10	0,00	11,49	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FEBRES PEREZ JOSE ALBERTO	V005972132	2.834	10	0,00	11,49	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORNIELES RAMON ENRIQUE	V000215333	210	10	0,00	11,49	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEON ROJAS ARISTARCO PISENO	V000085225	15.000	10	0,00	11,49	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COBHAM SCOTT STHEPHEN EDWARD.	E082093859	1.050	10	0,00	11,49	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAPCO TABICMAM LEON.	V000294981	5.334	10	0,00	11,49	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ JORGE ENRIQUE.	V005211678	3.570	10	0,00	11,49	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROTH BLUMENKRANE ALAN DAVID	V005541143	2.646	10	0,00	11,49	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIBEIRO DE GOUVEIA ALDEMARO.	V005966632	3.696	10	0,00	11,49	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE FREITAS RODRIGUEZ JOSE GUIDO	V005577538	420	10	0,00	11,49	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ GONZALEZ LEONARDO JOSE.	E082074778	1.050	10	0,00	11,49	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ MORIN JESUS EMILIO.	V007520172	5.796	10	0,00	11,49	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES KHAFRE, C.A.	J002355476	1.821.456	10	0,08	11,57	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANTANA NARVAEZ JOSE DE JESUS.	V006870154	882	10	0,00	11,57	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PE¦ISTU, C.A.	J003690686	504	10	0,00	11,57	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIVERO GUERRERO SAULO ALEJO.	V005129662	1.764	10	0,00	11,57	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NUNES ABILIO MANUEL	E081722678	25.882	10	0,00	11,57	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DOMINGUEZ GRATEROL JUAN CARLOS.	V006910556	8.946	10	0,00	11,57	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	J.D. CORDERO Y ASOC.CASA DE CAMBIO	J075862002	5.418	10	0,00	11,57	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ACUNA PIMENTEL KEILA JOSEFINA.	V006253035	378	10	0,00	11,57	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BANGUAIRA FONDO MUTUAL.	J003530557	1.008	10	0,00	11,57	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES MOLINILLO, C.A.	J001067906	44.856	10	0,00	11,57	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SEQUEIRA SANTAELLA JOSE MANUEL.	V006809631	3.570	10	0,00	11,57	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PROMOTORA ABSA, C.A.	J003394459	2.366	10	0,00	11,57	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES BACIANI,C.A.	J003661708	1.302	10	0,00	11,57	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SILVA GRANADOS VICTOR JOSE	V003414719	126	10	0,00	11,57	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ERASO RODRIGUEZ RICARDO JOSE.	V006844912	4.592	10	0,00	11,57	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRUTTINI SILVA GIORGIO	V009970210	252	10	0,00	11,57	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALLES MARCANO ALFREDO.	V003657158	320	10	0,00	11,57	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ GARRIDO IGNACIO JOSE	V002767335	3.570	10	0,00	11,57	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GASIA GONZALEZ IGNACIO	V003840187	420	10	0,00	11,57	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	STARKE AROCHA SIMON AUGUSTO.	V007026053	882	10	0,00	11,57	30/11/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROMERO THORMAHLEN ANDRES.	V003664281	36.682	10	0,00	11,58	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MICALE FERNANDO CESAR	V002113431	905.996	10	0,04	11,62	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CALZADA DE HERNANDEZ MARIA C	V006064481	10.064	10	0,00	11,62	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BOUZAGLOU ABRAHAM ALBERTO	V006126055	10.458	10	0,00	11,62	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRICE¦O BRAUN ALVARO.	V003659996	5.292	10	0,00	11,62	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION ARAPACOA, C.A.	J003620351	2.910	10	0,00	11,62	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PARRA PARDI MARIA ELENA	V001719084	3.696	10	0,00	11,62	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HIDROCONSTRUCCIONES 37, C.A.	J003126527	2.184	10	0,00	11,62	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ DE HERNANDEZ CARMEN ELENA	V002094595	22.428	10	0,00	11,62	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VEIGA FANDI¦O CARLOS	V005074137	672	10	0,00	11,62	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ TEIJIDO ADOLFO	V009968472	1.428	10	0,00	11,62	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALERO DE ZAMBRANO MARIA FLORA	V006561456	1.428	10	0,00	11,62	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES ANAMIGRA, S.A.	J002864133	88.620	10	0,00	11,62	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARPIO DELFINO MIGUEL ENRIQUE.	V003178324	229.901	10	0,01	11,63	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GINER ALONSO MARIANO ANGEL	V003157319	1.008	10	0,00	11,63	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES GLOBALCORP, C.A.	J300103986	48.678	10	0,00	11,63	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GROSPERCA, .C.A.	J002382210	2.184	10	0,00	11,63	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO PARRA ELENA MARGARITA.	V006398408	460.490	10	0,02	11,65	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ ERASO FERMIN ANTONIO N.	V006164870	3.424	10	0,00	11,65	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOVERA VEGAS JUAN ANTONIO	V005534882	5.000	10	0,00	11,65	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRUJILLO TRUJILLO JULIO	V000903963	2.898	10	0,00	11,65	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRUJILLO TRUJILLO HECTOR JULIO	V003399120	2.898	10	0,00	11,65	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RANGEL FORNEZ JOSE GREGORIO	V005533846	88	10	-	11,65	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO PARRA MARIANA DE RUBARTELLI	V006827537	1.050	10	0,00	11,65	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PUPPIO ZINGG VICENTE JOSE.	V009971382	3.570	10	0,00	11,65	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOPEZ ROJAS CARLOS AUGUSTO.	V003225759	72	10	-	11,65	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FRESCO DJIAN ENRIQUE.	V006197455	5.964	10	0,00	11,65	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SCHMID WERNER	V015182060	1.176	10	0,00	11,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SEQUERA INAGAS LUIS JAVIER	V010346617	294	10	0,00	11,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ BERTOLINI MARIA LORENA	V009882547	102.600	10	0,00	11,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOSA FREITES JORGE LUIS	V005524353	672	10	0,00	11,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PLANCHART MARQUEZ REINALDO JOSE	V005535369	4.452	10	0,00	11,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAMIREZ SULBARAN BRIXON MANUEL	V007815754	420	10	0,00	11,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PROGRESO MERCADO DE CAPITALES, C.A.	J300099911	4.452	10	0,00	11,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAURENT BONNET JEAN MICHEL	E082104873	42	10	-	11,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SIMON KOSKAS ARMAND SALOMON	E082056871	294	10	0,00	11,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARAQUE BENZO EDUARDO JOSE	V004772544	1.764	10	0,00	11,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ICCB VALORES, C.A.	J003617296	76.482	10	0,00	11,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	URBANO BERRIZBEITIA JOAQUIN ANDRES	V006302360	3.696	10	0,00	11,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DODEL ROURE PIERRE HENRI	E000954238	420	10	0,00	11,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SCULL MEDEROS EDUARDO RENE	V004084233	12.222	10	0,00	11,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NERI LUCIANI ANTONIO JOSE	V009967584	42	10	-	11,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BALL FERRERO OLY ARLETTE	V006974690	42	10	-	11,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INMUEBLES E INV. F.GOMEZ & HIJOS	J003501468	7.434	10	0,00	11,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROTUNDO DE VIEGA ANA MARIA	V005539210	1.050	10	0,00	11,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PITA PITA CARLOS	V006563699	3.696	10	0,00	11,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NAVARRO ORTIZ ANGEL	V002060278	56.196	10	0,00	11,67	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INMOBILIARIA ZAIT MONET, C.A.	J300217485	19.404	10	0,00	11,67	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CADAVID MORENO LEOPOLDO ARMANDO	V005617274	1.428	10	0,00	11,67	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES SF118 C.A.	J300569055	51.021.642	10	2,22	13,89	30/11/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES OSMARASIL, C.A	J002257814	2.718	10	0,00	13,89	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ DE CADENA JOAN MARY	V003281559	3.561.860	10	0,16	14,05	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ ARRAIZ ROSA ELENA	V001890122	3.438.860	10	0,15	14,20	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES GRUPO 21,C.A.	J003159212	2.612	10	0,00	14,20	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ GOMEZ CARMEN ELENA	V002249670	812.472	10	0,04	14,23	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ DE THOMSON JUANA CRISTINA	V002249671	3.000.000	10	0,13	14,36	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DREISSIG EHRLICH SIEGFRIED GUNTER	V006249499	1.040.000	10	0,05	14,41	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INMOBILIARIA LA ONSEDONIA, C.A	J302476380	5.726.851	10	0,25	14,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONDE DELFINO GUSTAVO EMILIO	V003151827	682.080	10	0,03	14,69	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSORA CONDEISA, C.A.	J003614831	682.080	10	0,03	14,72	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ DE GAMBOA MARIA DEL PILAR	V000000000	66.276	10	0,00	14,72	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONDE ROTUNDO EMILIO LUIS	V013309477	31.668	10	0,00	14,72	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TIRADO ANTONIO	V000000000	20.916	10	0,00	14,72	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ DE PANTIN ELENA	V000000000	18.438	10	0,00	14,72	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA CHACON PAULA LIZBETH	V006365400	42	10	-	14,72	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SIRACUSA LILIANA	V000000000	630	10	0,00	14,72	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	JIMENEZ HERRERA ELKE DE LAS MERCEDE	V006851674	800	10	0,00	14,72	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDOZA PIRES LUIS IGNACIO	V003181392	126	10	0,00	14,72	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	OTEYZA SCULL JAIME	V002940697	5.334	10	0,00	14,72	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES TAUCHO, C.A.	J001751025	28.014	10	0,00	14,73	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PITARA, S.A.	J001363386	8	10	-	14,73	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ESTUDIOS IDEFIX, S.R.L.	J002304642	10.248	10	0,00	14,73	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERMEN 5000 C.A.	J300789705	55.351	10	0,00	14,73	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VELASCO Z. RAFAEL MARIA	V003187699	5.964	10	0,00	14,73	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BIMBLICH SANDOR ARIEH	V011227252	294	10	0,00	14,73	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FUENTES GILLY MANUEL JOSE	V000000000	124.866	10	0,01	14,73	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLMENARES LUIS EDUARDO	V000000000	61.740	10	0,00	14,74	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO ARRIENS ENRIQUE	V000000000	53.424	10	0,00	14,74	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARCIALES MARTIN	V000000000	17.766	10	0,00	14,74	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	JULIO A. VILLASMIL C. Y HNOS. C.A.	J	17.766	10	0,00	14,74	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PACHECO MARCIALES LUCIO	V000000000	5.922	10	0,00	14,74	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ESPEJO EDGAR EDUARDO	V000000000	5.922	10	0,00	14,74	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARABAN PEREZ FREDDY	V000000000	5.670	10	0,00	14,74	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LA PORTA RENATO	V000000000	5.040	10	0,00	14,74	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ ALIX	V000000000	882	10	0,00	14,74	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE UXCATEGUI MARINA	V000000000	882	10	0,00	14,74	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE LA PORTA OLGA R.	V000000000	882	10	0,00	14,74	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE DURAN EMILIA	V000000000	882	10	0,00	14,74	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAMIREZ LUJAN JULIA ERNESTINA	V000153014	126	10	0,00	14,74	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SERV.INMOBILIARIOS 13 DE NOVIEMBRE	J301020871	44.096.976	10	1,92	16,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSQUETE PORCAR DE V. NILDA ESTHER	V008578040	4.704	10	0,00	16,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALMEIDA GIL MARIA DEL CARMEN ZULAY	V008743207	1.134	10	0,00	16,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLANCO PINTO MARIBEL ELIZABETH	V004432725	1.764	10	0,00	16,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE BASILIO DA SILVA MARIA TRINIDAD	V007269168	1.134	10	0,00	16,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ RODRIGUEZ WILLIAM ANIBAL	V004566920	2.394	10	0,00	16,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARIN MORENO BEATRIZ JOSEFINA	V006060637	394	10	0,00	16,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MOLINA MOROS BENJAMIN	V002245426	2.394	10	0,00	16,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORA CIANGHEROTTI NOEMY	V007220942	1.764	10	0,00	16,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PATI¦O PEREZ TRINA MARGARITA	V004516265	29.736	10	0,00	16,67	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUEDA GUARIN BEATRIZ ERNESTINA	V006361866	1.134	10	0,00	16,67	30/11/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TORREALBA VILLALBA HILDA MARGARITA	V005373787	2.394	10	0,00	16,67	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VIVAS DE DURAN LAURA CECILIA	V004431276	1.764	10	0,00	16,67	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZARATE MARTINEZ MARIA ELENA	V006226693	2.394	10	0,00	16,67	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FARINA FRIXA ANA MARIA	V004837005	12.138	10	0,00	16,67	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL BRACHO ARTURO JOSUE	V009673341	3.024	10	0,00	16,67	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VIVAS DE TARRE IRIS TERESA	V002985924	37	10	-	16,67	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ ALMANDOZ ISMAEL JOSE	V001725241	194.148	10	0,01	16,68	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZAMORA DE OJEDA AILEEN LILIANA	V007242218	3.024	10	0,00	16,68	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MERLO MENDOZA ENRIQUE JOSE	V001745320	171.738	10	0,01	16,68	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PARRA FLORENSA CARLOS JOSE	V008870564	1.134	10	0,00	16,68	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ HERNANDEZ EDGAR HERNAN	V002887769	5.964	10	0,00	16,68	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAMIREZ CONTRERAS RAMON ENRIQUE	V002149926	59.262	10	0,00	16,69	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MACERO RODRIGUEZ BEATRIZ DEL CARMEN	V006562613	21.000	10	0,00	16,69	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RONDON MOLINA HAZAUL	V002289790	5.964	10	0,00	16,69	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ESCOBAR RODRIGUEZ YUNEIDA	V006825226	5.040	10	0,00	16,69	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FEBRES CORDERO DE PEREZ BEATRIZ E.	V001758807	20.764	10	0,00	16,69	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MANTEIGA GARCIA JOSE	V002103522	58.632	10	0,00	16,69	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DITTMER MANZANO EGBERT	V002840096	2.777.938	10	0,12	16,81	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARANTE CASTILLO MARUMA VALENTINA	V003887541	1.260	10	0,00	16,81	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALVAREZ GONZALEZ VICTOR SEGUNDO	V002080365	413.988	10	0,02	16,83	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ LOPEZ MANUEL	V001450769	187.238	10	0,01	16,84	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ RODRIGUEZ HECTOR TIMOTEO	V004191198	12.600	10	0,00	16,84	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PERDOMO GONZALEZ NESTOR	V000046884	119.238	10	0,01	16,84	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZUCCHI BUTTAGLIERI JUAN LUCAS	V006821992	59.262	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	OJEDA RODRIGUEZ JOHNNY ALBERTO	V003585749	3.654	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZULOAGA POCATERRA PEDRO	V004765495	2.238	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTES GOMEZ ALVARO	V009882474	12.600	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AGUIRRE FIGUEROA JOSE	V007554034	1.386	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TORREALBA MARIA CANDELARIA	V005612756	1.134	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERNANDEZ VISO RAFAEL ANDRES	V006925148	2.940	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BECERRA SEPULVEDA EUSTACIO	V004829890	1.890	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLANCO BOLIVAR SONIA MARITZA	V007257602	1.386	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLINA NESTOR RAFAEL	V007366132	1.890	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BOWEL LEWIS ALBERTO JOHN	V001158996	1.890	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DURAN LUGO LESBIA CRUZ	V004434926	1.764	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ CARIAS AURA VALERIA	V003658179	1.890	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ REYES JOSE ANTONIO	V007227261	1.890	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GRANADILLO CAMPOS HECTOR JOSE	V005263553	1.890	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LIZCANO GALVAN HENRY ALBERTO	V005266898	1.890	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOAIZA OROPEZA CELIA ROSARIO	V007176455	1.890	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTIEL DE CORRO MARLENE COROMOTO	V005275530	1.134	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORALES JOSE ANTONIO (DIFUNTO)	V006053526	1.890	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NICOLAU DE GARCIA ROSA MARIA	V005269453	6.300	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	REQUENA WILLIAMS RAMON	V007209963	1.764	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUAREZ RIVERO JEABELL YVAC	V004367050	1.890	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VASQUEZ BRICE|O JOSE OMAR	V005759118	1.764	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VILLAVICENCIO TORRES LINO ENRIQUE	V003841940	1.890	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARACAS ANDRADE LAUREANO JOSE	V009645202	1.890	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GENTILE NIEVES GINELA FLORA	V009649778	1.890	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOTILLO PEREZ LUIS ANDRES	V006434271	6.300	10	0,00	16,85	30/11/2006

COMISION NACIONAL DE VALORES

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEMOINE ELIA FREDDY	V003812521	1.890	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALMERIDA SALAZAR ISBELIA RAMONA	V002761454	1.890	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AREVALO JULIO ZENON	V002239800	1.890	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLANCO JULIAN JOSE	V008471709	1.134	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA BLANCO LUISA JOSEFINA	V002996540	1.890	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARDENAS SANCHEZ WILLIAM	V004231978	1.134	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ABREU MACHADO RICHARD RAFAEL	V009416155	1.386	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	APARICIO ARGENIS ANTONIO	V007188231	1.890	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	APONTE TOVAR JOSE CUPERTINO	V002844635	1.890	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	REQUENA ORLANDO ANTONIO	V005269025	1.134	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO AGUILAR ASEL ISAAC	V009659837	504	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VERENZUELA DAZA HARVIS ADRIAN	V007251017	1.134	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARAUJO DE SILVA DAIXY NORELLY	V007220897	1.890	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA RODRIGUEZ JOSE LUIS	V004466213	1.890	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIVAS BERNERD	V007252841	1.890	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PINEDO CASTILLO MAITRELLA	V007226050	504	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ FREDDY ARMANDO	V005217871	12.600	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ YANEZ FERNANDO CARMELO	V004873952	12.600	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ORAMAS PAEZ SANTIAGO JOSE	V003350244	6.300	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORREA DE GONZALEZ MARTA ELENA	V004459236	1.560	10	0,00	16,85	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 301130, C.A	J301651472	20.456.474	10	0,89	17,74	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FREDERICK HOLDING INC.	J	3.908.142	10	0,17	17,91	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AGROPECUARIA 27 DE MAYO,C.A.	J002072482	6.972	10	0,00	17,91	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSORA 3-10-64, C.A.	J002671254	423.150	10	0,02	17,93	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 19.451, C.A.	J002583886	250.090	10	0,01	17,94	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BELANDRIA MARCO	V003793668	5.250	10	0,00	17,94	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORDERO ALCALA MARIANA	V007254309	5.250	10	0,00	17,94	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIVERO LEGORBURU LUIS ALBERTO	V000071877	5.250	10	0,00	17,94	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO SUBERO VIRGINIA.	V005305004	103.244	10	0,00	17,95	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO SUBERO GUSTAVO ANDRES	V010338719	103.244	10	0,00	17,95	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MOROS CAVICCHIONI HORACIO ALBERTO	V010331080	5.250	10	0,00	17,95	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DEL GALLO GALLO JOSE LUIS (DIFUNTO)	V006209259	78.750	10	0,00	17,96	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTAÑO CARRASCO CIRILO	V000032366	6.750	10	0,00	17,96	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	S.A. DE EDUC. Y CULTURA RELIGIOSA	J000122555	78.750	10	0,00	17,96	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CANELLA DE DIAZ SONIA	V004351865	16.800	10	0,00	17,96	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CANELLA PANZARELLI ZEYLA AMALIA	V005963543	16.800	10	0,00	17,96	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CANELLA DE MILLAN ELIZABETH.	V004351867	16.800	10	0,00	17,96	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAUL ALFREDO LUIS.	V003177669	5.250	10	0,00	17,96	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHACIN LLAMOZAS MARCEL	V007191552	52.500	10	0,00	17,97	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ELLIS GARCIA DE LA CONCHA JOHN	V000264863	78.750	10	0,00	17,97	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DURO LIRA MARIA LUISA	V008729872	78.750	10	0,00	17,97	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ELLIS ALVAREZ DE LUGO EDWARD.	V005537956	78.750	10	0,00	17,98	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	A¦EZ DELFINO ARNALDO JOSE.	V003657855	10	10	-	17,98	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERRERA RAMIREZ JORGE ANTONIO	V006814497	26.250	10	0,00	17,98	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INMOBILIARIA ARA, S.A.	J001564039	33.600	10	0,00	17,98	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES VEIQUEVE, S.A	J002142715	127.600	10	0,01	17,98	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI SANCHEZ GUSTAVO	V006749570	2.000	10	0,00	17,98	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI SANCHEZ SILVIA	V011739030	12.000	10	0,00	17,98	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANCHEZ DE PAPARONI MARIA CRISTINA	V003401999	112.000	10	0,00	17,99	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 9861680, C.A.	J003597163	2.164.400	10	0,09	18,08	30/11/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL MAYZ CARLOS RAUL JOSE	V015991481	10.500	10	0,00	18,08	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL MAYZ CAROLINA JULIETA	V015865722	10.500	10	0,00	18,08	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL VELUTINI JOSE VICENTE ALONSO	V004581529	21.000	10	0,00	18,09	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE SOUSA JOAO ISMAEL	V010824127	10.500	10	0,00	18,09	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BCO.DE VZLA,S.A,B.U.FIDEICOMISO P.3	J000029482	3.300	10	0,00	18,09	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ-RUIZ SPAGNA ADRIANA (MENOR).	V003177249	10.500	10	0,00	18,09	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BANCO DE VZLA,S.A.BANCO UNIVERSAL	J000029482	52.500	10	0,00	18,09	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BANEX VALORES.	J300353141	7.200	10	0,00	18,09	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEAL DE MICHAEL MARIA MARGARITA	V003657124	220.500	10	0,01	18,10	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CISNEROS GOMEZ MARIA DE LOURDES	V004822294	33.680	10	0,00	18,10	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CISNERO DE DAVILA MARIA TERESA	V005532335	252.000	10	0,01	18,11	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO DE ARISMENDI BEATRIZ	V003180818	126.000	10	0,01	18,12	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	JARDIN DOS SANTOS AMERICO	V011197727	5.000	10	0,00	18,12	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALCANTARA LANSBERG LARA CAROLINA	V013338381	8.400	10	0,00	18,12	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOVERA SANCHEZ WILMER EDITO	V005976038	2.400	10	0,00	18,12	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRUJILLO MARTINEZ OSCAR ANTONIO	V009417103	1.184	10	0,00	18,12	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO PARRA MARIA ANGELICA	V011306359	1.440	10	0,00	18,12	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SALAS DELFINO GUILLERMO ALEJAND	V005314494	8.400	10	0,00	18,12	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SALAS PARRA TITO	V000028087	188.160	10	0,01	18,13	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MANTEIGA PEREZ MAGALY	V008816647	12.600	10	0,00	18,13	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAJA DE AHORROS EMPLEADOS MANPA	J000000000	28	10	-	18,13	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUARDAZZI GOMEZ FERNANDO A. (MENOR)	V009882547	75.000	10	0,00	18,13	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALMEIDA MARTINS ALFONSO	V006463879	87.500	10	0,00	18,13	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	C.C.C.M CONINVENCA CREDIT CONTROL M	J301819632	1.260	10	0,00	18,13	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AGUIRRE MARTINEZ WILSON RAFAEL	V006863944	2.100	10	0,00	18,13	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	OLIVARES HERIZE ALBERTO (DIFUNTO)	V000023991	575.858	10	0,03	18,16	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ MARTINEZ CARLOS AUGUSTO	V000043487	41	10	-	18,16	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARVAJAL CHITTY HUMBERTO ITIC.	V006910898	1.500	10	0,00	18,16	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CALATRAVA DE OLIVARES MARIA	V000219225	55.500	10	0,00	18,16	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RETO VALORES CARVICHI, C.A.	J003578517	20.000	10	0,00	18,16	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MELIAN TRUJILLO JOSE ALBERTO	V004350479	11.216	10	0,00	18,16	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOLANILLA KOCH ELIZABETH ALICIA	V005425713	75.000	10	0,00	18,17	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GRESPAN RAMIREZ MILCO ATILIO	V008004463	1.500	10	0,00	18,17	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAMAIONI BALDINI ANTONIO	V006276564	15.000	10	0,00	18,17	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAPFRE LA SEGURIDAD,C.A. DE SEGUROS	J000214107	9.338	10	0,00	18,17	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORRISON COLIMODIO PATRICK JOSEPH	V006979770	1.000	10	0,00	18,17	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAMUS ROSALES SIMON CLEMENTE	V012384564	28.150	10	0,00	18,17	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CLARIDGE, LTD.	J303120792	350.000.000	10	15,26	33,43	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COVA FRANCO LUIS LEOPOLDO DEL VALLE	V005969587	3.000	10	0,00	33,43	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ GARCIA JUAN VICENTE	V000965161	700	10	0,00	33,43	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ GARCIA IRAYDA LUISA	V000026370	500.000	10	0,02	33,45	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TEXIER TORRES EDUARDO	V002685298	24	10	-	33,45	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHANG HUNG YUNG YEN	V006127542	30.000	10	0,00	33,45	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TOLEDO GUERRERO ENRIQUE	V000053213	6.500	10	0,00	33,45	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARRILLO ACOSTA CIPRIANO	V003969619	100	10	-	33,45	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BUSTILLOS GIL FRANCISCO ARTURO	V003865301	2	10	-	33,45	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PALAZZI OCTAVIO CARLOS ALBERTO	V006979504	870	10	0,00	33,45	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARANA PEROSA CARLOS JESUS	V002765221	51.000	10	0,00	33,45	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ RODRIGUEZ MANUEL	V013312884	7.500	10	0,00	33,45	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ GONZALEZ KEISTHER MARIELLA	V005465032	6.000	10	0,00	33,45	30/11/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIPANTI DE AMAYA MIREYA	V003971319	50.000	10	0,00	33,45	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES COCOLI C.A.	J001240357	5.000	10	0,00	33,45	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHAZZAOUI PIñA RAUF	V010204146	6.000	10	0,00	33,45	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CASTILLO JOSE EDECIO	V003921437	650	10	0,00	33,46	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLINA DE MOLERO MAGDA JOSEFINA	V006154312	500	10	0,00	33,46	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOLORZANO NICOLAS	V004312228	40	10	-	33,46	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONSORCIO AMERIVAL,C.A	J303229638	12.800	10	0,00	33,46	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MANRIQUE HUIZI CAMILO FELIPE	V011029975	40.000	10	0,00	33,46	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	JESURUM BELISARIO JOSE LUIS	V003187695	100	10	-	33,46	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FALCON MORALES FRANCISCO ALEXANDER	V006932707	70.000	10	0,00	33,46	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAGO RODRIGUEZ LEOPOLDO JOSE	V010461621	8.000	10	0,00	33,46	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DI STEFANO DI GIACOMO FRANCO DONATO	V004680929	22.000	10	0,00	33,46	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PELLICER DE VILLASMIL HILDA MARGARI	V002994724	15.000	10	0,00	33,46	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERWORLD SOC. DE CORRETAJE, C.A.	J301938887	2.000	10	0,00	33,46	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SULVARAN DE SARDI NANCY MARGARITA	V000646486	4.000	10	0,00	33,46	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CEBALLOS LOPEZ IRVING	V002780050	10.000	10	0,00	33,46	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSORA BENAZOLVE,S.A	J302092299	40.000	10	0,00	33,46	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONTRERAS CASARES FRANCISCO	V005310238	200	10	0,00	33,46	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORREDOR DIAZ NORBERTO TERCERO	V006845872	4.920	10	0,00	33,46	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NATSCUMCO(NOMINEE FOR CITIBANK NA	J303087116	1.028.991.150	10	44,86	78,32	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 7426, S.A.	J300078485	1.394.606	10	0,06	78,38	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PADRON DE GRASSO MARIA SUSANA	V007682347	4.000	10	0,00	78,38	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUAREZ RAFAEL EDMUNDO	V002765015	80	10	-	78,38	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TINOCO RICHTER CESAR	V000005680	8.000	10	0,00	78,38	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PRIVEGAS, S.A	J001150382	620	10	0,00	78,38	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRACHO SIERRA JOSE LUIS	V000242384	26.000	10	0,00	78,38	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOLDENSTEIN IANOVICI FRANKLIN	V003981127	15.200	10	0,00	78,38	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DISTRIBUIDORA RIMERO,C.A	J001541624	1.000	10	0,00	78,38	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES KAZALY, C.A.	J003587648	378	10	0,00	78,38	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BROWN BROTHERS HARRIMAN & CO.	J308858544	140.000.000	10	6,10	84,49	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	OCCHINO RAGUSA GIOVANNI	V006271737	29.942	10	0,00	84,49	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ELOVIC SCHUTZBERGER ROBERTO	V005531540	30.000	10	0,00	84,49	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	EGUEZ DE LIMES REMY MARITZA	V081274533	1.225	10	0,00	84,49	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	WALLIS ALBERTO	V010331334	78	10	-	84,49	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHASEWOOD FINANCIAL, S.A.	J303821456	24.768.085	10	1,08	85,57	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ REGGETI CARLOS RAUL DEL P	V003176653	588	10	0,00	85,57	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	EMMANUELLI GRAELLS CARLOS JESUS	V006266167	98	10	-	85,57	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEñALOZA CARMEN ZULAY	V009096246	100	10	-	85,57	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES JUVIGO C.A	J075481658	9	10	-	85,57	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GERMAN GARCIA MARTIN JOSE	V009410767	2.400	10	0,00	85,57	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION RIMCAR, C.A.	J002510900	32.780	10	0,00	85,57	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLANCO PARDO ABEL	V006319742	3.200	10	0,00	85,57	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BACAL TEITELBOIM MARIO	V006256146	15.200	10	0,00	85,57	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ RIVAS OMAR JOSE	V001389601	20.000	10	0,00	85,57	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES AVIDULES, C.A.	J002421171	17.000	10	0,00	85,57	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALORES VALFESA CASA DE BOLSA, S.A.	J003633771	8.680	10	0,00	85,57	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CALDERON MARTINEZ ENRIQUE JOSE	V003182688	5.500	10	0,00	85,57	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARISTIGUETA LANDAETA EDUARDO	V006558032	23.100	10	0,00	85,57	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA RODRIGUEZ PEDRO DIONICIO	V000000000	4.000	10	0,00	85,57	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROMERO VALENCIA CARLOS	V003869107	4.000	10	0,00	85,57	30/11/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FIGUEROA COLLAZO JOHANNA SERLYN	V013311600	500	10	0,00	85,57	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MUJICA PALUMBO JOSE ALEJANDRO	V010283115	28.000	10	0,00	85,58	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BERROTERAN TELLEZ SONIA CANDELARIA	V006442032	1.100	10	0,00	85,58	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ ABAL MARIA ISABEL	V008316337	16.000	10	0,00	85,58	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUSSO LAPENTA ACHILE	V006157440	450	10	0,00	85,58	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUAREZ OTERO MANUEL JOSE	V011227150	140.000	10	0,01	85,58	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUBIO ESPITIA JOSE GREGORIO	V000987645	2.000	10	0,00	85,58	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MILANASA LLC	J308476072	5	10	-	85,58	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORON APONTE FEDERICO	V000238723	6.600	10	0,00	85,58	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ASUNCION DO ROZARIO MIGUEL JOSE	V006127283	1.000	10	0,00	85,58	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PRATO DE ACEDO JOSEFINA	V001645306	1.600	10	0,00	85,58	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORENO RAFAEL RAMON	V002145478	3.000	10	0,00	85,58	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DUARTE CONTRERAS SANTIAGOI JOSE	V006317266	270	10	0,00	85,58	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZAPPI UYA CLARA DEL CARMEN	V006929097	10.000	10	0,00	85,58	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEDRAZA DE AVILA LAURA ELCIDE	V003753051	1.000	10	0,00	85,58	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIZZUTI FERRARI VICENTE ANTONIO	V002561510	4.018	10	0,00	85,58	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARBALLO DE DIAZ MARGARITA	V001718702	5.200	10	0,00	85,58	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAMPOS SORGA MARIANA	E000685090	3.500	10	0,00	85,58	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SISO SOSA ARTURO IGNACIO	V012625895	2.300	10	0,00	85,58	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DILLER RAUCH SIEGFRIED JOSEF	V003718864	8.000	10	0,00	85,59	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO GOMEZ JOSE IGNACIO	V007251132	5.000	10	0,00	85,59	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAM KWAI CHEUNG JACK	E081969353	7.500	10	0,00	85,59	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CICHELLA MILLIANI SERGIO ANDRES (M)	V013337190	4.150	10	0,00	85,59	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CICHELLA MILLANI REINALDO ANDRES(M)	V015976040	4.150	10	0,00	85,59	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUEVARA PORRAS JOSBELL	V006258940	900	10	0,00	85,59	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANCHEZ DE PERERA SYLVIA MARGARITA	V005299118	15.500	10	0,00	85,59	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROBLETO DE ANDRADE MARIA DE LOS A.	V003157344	708	10	0,00	85,59	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ACOSTA SIMON JUAN ROBERTO	V006161694	15.000	10	0,00	85,59	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAEZ RINCON MANUEL VICENTE	V010449196	1.067	10	0,00	85,59	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ABASCAL ALVAREZ RAMON OBDULIO	V000248144	879	10	0,00	85,59	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PARDO ZABALA MARIA ELIZABETH	V007169271	1.000	10	0,00	85,59	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	KEHRHAHN STOLK ADOLFO HENRIQUE	V008343804	500	10	0,00	85,59	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEON MARTINEZ LILIAN ONEIDA	V003237154	1.000	10	0,00	85,59	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CICHELLA MILLIANI ALEJANDRO (MENOR)	V006816715	4.150	10	0,00	85,59	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ NELLY DE JESUS	V003725794	2.200	10	0,00	85,59	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	WHITE SOUL CORP.	J304049854	17	10	-	85,59	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AGUIRREBEITIA AZPIRI JOSE MARIA	V002952454	20.000	10	0,00	85,59	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRICENO MARIN NELSON OCTAVIO	V006915707	400	10	0,00	85,59	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NU¦EZ ISAVA FERNANDO	V004081010	500	10	0,00	85,59	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUTIERREZ DE EGA¦A AMANDA	V004349522	4.500	10	0,00	85,59	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PERISSE RODRIGUEZ LILENA MARIA	V011682940	5.021	10	0,00	85,59	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALBANEZ BARNOLA BENJAMIN JOSE DE J.	V003666437	5.000	10	0,00	85,59	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRANDWAJN POLER MAXIM JACOB	V013308298	1.000	10	0,00	85,59	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROJAS GONZALEZ YANELLI JOSEFINA	V006242169	1.570	10	0,00	85,59	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTES NARVAEZ GONZALO ARMANDO	V000769892	16.500	10	0,00	85,59	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	KAUFFMANN RAMIREZ CARLOS EDUARDO	V010337600	36.000	10	0,00	85,59	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ PE#ALVER CARMEN EMPERATRIZ	V003152763	3.000	10	0,00	85,59	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORENO PEREZ ANIBAL JAVIER	V010339020	1.700	10	0,00	85,59	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SAHMKOW RANGEL RAMON EDUARDO	V003124028	23.500	10	0,00	85,59	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANTOS MENDEZ ANTONIO JUAN	V006087124	20	10	-	85,59	30/11/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VARELA JAIMES EDUARDO ANTONIO	V003322613	30.000	10	0,00	85,59	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VERGARA SUBERO DAVID RICARDO	V006000031	18.000	10	0,00	85,60	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARISMENDI DELFINO BEATRIZ ELENA	V009967719	5.100	10	0,00	85,60	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAURY RODRIGUEZ MARIA EUGENIA	V006555660	4.049	10	0,00	85,60	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ FEGUNDEZ ANDRES MIGUEL	V001738523	10.000	10	0,00	85,60	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NEHER BORJAS BERNARDO ENRIQUE	V001724475	29.904	10	0,00	85,60	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SAVINO PALACIOS RAUL	V004354308	4.000	10	0,00	85,60	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLAVIA GOMEZ JUAN ANDRES	V011595061	1	10	-	85,60	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ DE TAMAYO LUZ DARY	V013285399	100	10	-	85,60	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARISMENDI DELFINO ANA MARIA	V011234712	4.100	10	0,00	85,60	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARISMENDI MELCHERT JUAN BAUTISTA	V002154186	8.200	10	0,00	85,60	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ CLAVELLI ANDRES	V006820671	86	10	-	85,60	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANDOVAL SUAREZ JOSE ALI	V003729248	50.000	10	0,00	85,60	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ DUGARTE JOSE DE JESUS	V000984356	3.440	10	0,00	85,60	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ PEREZ SIMON ALFREDO	V009878639	6.875	10	0,00	85,60	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZAFRA VELANDIA JOSE MARTIN	V007246036	1.570	10	0,00	85,60	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AVILA CABARCAS REINALDO ANTONIO	V006257968	5.010	10	0,00	85,60	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ADRIANZA ALVAREZ MINERVA	V001075032	9.300	10	0,00	85,60	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PROMOCIONES MAROVEGAS, C.A	J001151966	2.000	10	0,00	85,60	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BALBAS OLIVEROS OMAR JESUS	V003655672	5.000	10	0,00	85,60	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ VALLENILLA JORGE JOSE	V000093253	8.365	10	0,00	85,60	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	REZNICEK WEIRAUCHOVA HANY	V001710885	2.245.264	10	0,10	85,70	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARCANO ADRIANZA HUMBERTO JOSE	V003671561	9.540	10	0,00	85,70	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARIN DE FERNANDEZ MARIA ELIZABETH	V005093402	500	10	0,00	85,70	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MATA MERINO MANUEL	V006299093	33.620	10	0,00	85,70	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DI BARI NAPOLITANO SEBASTIAN	V005302101	476	10	0,00	85,70	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BERACHA ZAIDMAN ROBERTO	V003967924	40.000	10	0,00	85,70	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARRERO CUBEROS BERNABE	V000642297	5.000	10	0,00	85,70	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PRAT CARIM ARIEL	V001853648	604	10	0,00	85,70	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ORLANDO LOPEZ ANTONINO	V010823376	2.000	10	0,00	85,70	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRAVIESO PASSIOS ALFREDO EDUARDO	V001733805	280.000	10	0,01	85,72	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	EGUI DE MACHADO CRISTINA	V000055748	26.200	10	0,00	85,72	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ DUBRA JOSE MANUEL	E081217643	3.200	10	0,00	85,72	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	C.V.V. CAJA VENEZOLANA DE VALORES,	J300187934	135.765.561	10	5,92	91,64	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA SILVA MARITZA JOSEFINA	V005365211	52.708	10	0,00	91,64	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DRUMOND VASCOCELOS NELSON PABLO	V006325149	6.500	10	0,00	91,64	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRUM MORONEY JOHN MORONEY	E000921871	25.000	10	0,00	91,64	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ ESPINOZA HUMBERTO LUIS	V005971582	3.200	10	0,00	91,64	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BUITRIAGO GUERRERO PABLO EMILIO	V001518839	10.000	10	0,00	91,64	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ACOSTA FRAGACHAN FRANCISCO EUGENIO	V006816184	2.500	10	0,00	91,64	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANCHEZ GARCIA VIANNEY AGUSTIN	V009417681	6.097	10	0,00	91,64	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAMAN NENDEZ GISELA	V009882304	5.000	10	0,00	91,64	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FIGUEIRA JORGE LUIS	V008837512	30.000	10	0,00	91,64	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SALVATIERRA RAMOS ROBERTO IGNACIO	V004768561	250.000	10	0,01	91,65	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ GONZALEZ VICTOR RAMON	V000967831	3.200	10	0,00	91,65	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SULTAN BENDAYAN ISAAC ENRIQUE	V005537521	6.500	10	0,00	91,65	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ASUAJE YEPEZ CARLOS JOSE	V006928306	15.000	10	0,00	91,65	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION ALZURAVI, C.A.	J304414234	23.000	10	0,00	91,65	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORRIS GUTIERREZ JOHN STANLEY	V006563138	5.000	10	0,00	91,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALZURUTT SANCHEZ RICHAR JOSE	V003989648	23.000	10	0,00	91,66	30/11/2006

COMISION NACIONAL
RECIBIDO

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FINANCIERA DEL VALLE, C.A.	J302923611	4.000	10	0,00	91,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLASSINI OTERO SUSANA CRISTINA	V006972849	2.000	10	0,00	91,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUZMAN OLIVO FELIPE BAUTISTA	V005015905	2.300	10	0,00	91,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	EMPERADOR MARQUEZ LEONARDO FRANCISC	V007947526	12.000	10	0,00	91,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAGUSA SAGLIMBENI ANTONIETA	V007448231	59.850	10	0,00	91,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ RANGEL GRICEL ESTHER	V014629079	4.000	10	0,00	91,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SINRAM GRINVALDS ARNO CARLOS A.	V004172202	868	10	0,00	91,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTES DE OCA GUTIERREZ JOSE M	V006910667	6.000	10	0,00	91,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMES FERNANDES DANIEL ALEJANDRO	V012951494	3.000	10	0,00	91,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ FERREIRA JOSE LISANDRO	V011307497	3.600	10	0,00	91,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GRILLET INSERRI SONSIRE CARLOTA	V005420938	40.000	10	0,00	91,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAPO LINARES JOSE RAFAEL	V007683413	12.500	10	0,00	91,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FERNANDEZ HERRERA JORGE FELIX	V007221204	12.000	10	0,00	91,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ RAMOS CATARINA ISABEL	V010349767	1.512	10	0,00	91,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALBARRACIN DE DELGADO LIGIA J.	V001743811	300	10	0,00	91,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	URAN CARDONA MARIO	V006276556	4.500	10	0,00	91,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES ALVAREZ SERGIO OSCAR	V005968615	2.460	10	0,00	91,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ LOPEZ RUBEN	V005530411	10.000	10	0,00	91,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROUSSET THIERRY JEAN EDOUARD HENRI	E009571140	17.600	10	0,00	91,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOLLECITO ERRICO DOMENICO GIUSEPPE	V010474893	2.400	10	0,00	91,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONZO#O NAVARRO CARMEN VIRGINIA	V000914680	740	10	0,00	91,66	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PONS SOLER JOSE MARIA	V001874068	60.300	10	0,00	91,67	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVESTEMA SOCIEDAD DE CORRETAJE,C.A	J303446582	10.000	10	0,00	91,67	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DAVILA AVENDAÑO SYR GERMAN	V011314861	2.300	10	0,00	91,67	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BEAR STEARNS SECURITIES CORP.	J301021452	21	10	-	91,67	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ GONZALEZ UVENCIO EDUARDO	V002991731	18.250	10	0,00	91,67	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INDEX FINANZAS, C.A.	J303712380	25.000	10	0,00	91,67	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALDERRAMA TOMAS	V000049576	5.000	10	0,00	91,67	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VENEZOLANO DE CREDITO,S.A. BCO.UNIV	J000029709	466.976	10	0,02	91,69	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSORA CORRALITO, S.A.	J000766223	9.052	10	0,00	91,69	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DINIZ CORREIA JOAO GABRIEL	V006132980	3.000	10	0,00	91,69	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERNANDEZ PADRON ANGEL GONZALO	V006302275	10.000	10	0,00	91,69	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ MADRIZ JULIET BETINA	V005523835	500	10	0,00	91,69	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLUCCIO PEREIRA EDUARDO ENRIQUE	V012261485	5.000	10	0,00	91,69	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	POLANCO PADILLA JOSUE	V010515242	2.500	10	0,00	91,69	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOPEZ RODRIGUEZ LUIS	V006310155	2.500	10	0,00	91,69	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEON RAMIREZ DANICE KATIN	V011932693	3.085	10	0,00	91,69	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSAS PAIS EDUARDO JOAQUIN	V006054449	18.072	10	0,00	91,69	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARRILLO HERNANDEZ NUBIA MARIA	V004446111	400	10	0,00	91,69	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL ALVAREZ BOLIVIA GIOCONDA	V010711576	1.000	10	0,00	91,69	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DI GENOVA CHIMIENTI ADRIANA	V009968280	4.500	10	0,00	91,69	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	POLEO SCHMIDT ALBERTO IGNACIO	V009880649	2.800	10	0,00	91,69	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ATRAMIZ VALI ELIAS	V002935310	100.000	10	0,00	91,70	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COSTANTE TOGLIA MICHELE	V009881238	5.000	10	0,00	91,70	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELGADO MORA SOLEDAD DEL ROSARIO	V005021068	3.200	10	0,00	91,70	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SCHAUBLE DE GISLER ELISABETH	V011345268	1.000	10	0,00	91,70	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ ESCALANTE MANUEL E.(DIFUNTO)	V000007544	14.500	10	0,00	91,70	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DAPARTE REBODERO MARIA ISABEL	V006970615	16.500	10	0,00	91,70	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SIEDER DE NARVAEZ SUSANA MARIA	V007239408	1.800	10	0,00	91,70	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ PEREZ PATRICIA ALEJANDRA	V011227401	5.260	10	0,00	91,70	30/11/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION INFISA, C.A.	J304182201	1.000	10	0,00	91,70	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOTO APONTE PEDRO JOSE	V001713422	48.800	10	0,00	91,70	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ DELFINO MARIOLGA	V004771501	2.500.000	10	0,11	91,81	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GALARRAGA RODRIGUEZ MARITZA	V004852496	3.400	10	0,00	91,81	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUARDAZZI GOMEZ MARIA F. (MENOR)	V009882547	75.000	10	0,00	91,81	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ DIAZ JOSE ANGEL	V002862537	6.157	10	0,00	91,81	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LUNA HERNANDO LUIS	V007444883	850	10	0,00	91,81	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERNANDEZ ALVAREZ MARIA DEL CARMEN	V005523342	100	10	-	91,81	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GRIMALDI DE LIMA RAUL RAINIERO	V010333377	20.000	10	0,00	91,82	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARBONELL DE GOMEZ RUIZ BEATRIZ L.	V005304989	18.000	10	0,00	91,82	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARINE FERRE JOSE	V001866338	2.000	10	0,00	91,82	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARANCIBIA MONCADA SILVIA DEL CARMEN	V008877383	32.650	10	0,00	91,82	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO DE VERNET VIVANNE VALENTINA	V007251120	84.000	10	0,00	91,82	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PRIMUS MERCADO DE CAPITALES,C.A	J303486088	1.000	10	0,00	91,82	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ DELFINO RAFAEL JOSE	V003665351	2.527.450	10	0,11	91,93	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ DE FARO SILVIA MARGARITA	V003665350	3.000.000	10	0,13	92,06	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	THREE D INTERNATIONAL MARKETING,INC	J305524220	23	10	-	92,06	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLMENARES ALTUVE ROSA MARIA	V005965060	11.500	10	0,00	92,06	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	OCCHINO RAGUSA FILIPPO	V006349236	25.000	10	0,00	92,06	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERNANDEZ MARTIN FRANCISCO IGNACIO	V006322089	4.410	10	0,00	92,06	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TOP SYSTEM INTERNATIONAL, C.A.	J303695779	3.000	10	0,00	92,06	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VETA HOLDINGS A V V	J305532834	5.175.046	10	0,23	92,29	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VISCAYA ELBA JOSEFINA	V007233634	2.000	10	0,00	92,29	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CALVIÑO MOREIRA ESTHER ESPERANZA	V001737516	28.500	10	0,00	92,29	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES INVEMA 2000, C.A.	J305605831	323.682	10	0,01	92,31	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHAPELLIN GARCIA GUSTAVO ALBERTO	V011225412	56.732	10	0,00	92,31	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BUSTAMANTE CACERES JORGE ALBERTO	V003312895	13.030	10	0,00	92,31	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DUHAU NELSON ALBERTO JUAN	V006285948	60.000	10	0,00	92,31	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUAREZ MUJICA RAFAEL FRANCISCO	V003178499	26.000	10	0,00	92,31	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAZZARI DE VERA LEONORA	V003180798	1.000	10	0,00	92,31	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VILLA ROSA HOLDINGS A.V.V.	J305532842	22.269.496	10	0,97	93,28	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VIRTUOSO HOLDINGS A.V.V.	J305533016	5.617.374	10	0,24	93,53	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIANDRA HOLDING A.V.V.	J305533067	5.617.374	10	0,24	93,77	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROMERO MARTINEZ FELIX	V000003609	44.856	10	0,00	93,77	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 85735, LTD	J306225129	101.457.822	10	4,42	98,20	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ MORENO MARIA AURORA	V003563245	50.000	10	0,00	98,20	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES TALBOT, C.A.	J001528636	3.907.906	10	0,17	98,37	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HEREDIA JUAN BAUTISTA	V000639904	60.000	10	0,00	98,37	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DUTCH MILL CORPORATION A.V.V.	J000000000	12.384.043	10	0,54	98,91	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VILLARREAL DURAN MARIA LUISA AURORA	V000345693	10.000	10	0,00	98,91	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MADINA INVESTMENTS LTD.	J311927476	9.316.822	10	0,41	99,32	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BEE SUSAN MARY	V011944008	100	10	-	99,32	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO ESPINOZA MERCEDES	V001789381	1.260	10	0,00	99,32	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO ESPINOZA JOSE FELIX	V000559830	1.260	10	0,00	99,32	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO DE AVILA FELICIA	V000559452	1.260	10	0,00	99,32	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO DE ASPRINO GLADYS	V000565582	1.260	10	0,00	99,32	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES DE PARRA GLORY	V003231676	210	10	0,00	99,32	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES DE LABRADOR SONIA	V002153578	210	10	0,00	99,32	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES DE PEREZ MIRNA	V003476104	210	10	0,00	99,32	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES MEDRANO CARLOS	V002155250	210	10	0,00	99,32	30/11/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES MEDRANOS PEDRO	V003144380	210	10	0,00	99,32	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES MEDRANO LUIS	V003406526	210	10	0,00	99,32	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GAUDIO KEMPIS LIVIA	V003630803	6.300	10	0,00	99,32	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GAUDIO KEMPIS MARIO ALBERTO	V001873991	6.300	10	0,00	99,32	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GAUDIO DE CLAMENS ALBA	V002776303	6.300	10	0,00	99,32	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MANCERA FONT GUSTAVO JOSE	V005532735	1.500	10	0,00	99,32	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LUCCA BIANCHI ANABELLA	V015179098	12.384.043	10	0,54	99,86	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DREISSIG TOVAR INGRID XIOMARA	V006914352	1.000.000	10	0,04	99,90	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI DE PAHL MARITZA DEL CARMEN	V003151816	176.994	10	0,01	99,91	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MICALE CONO MARIO	V000270433	176.994	10	0,01	99,92	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MICALE JOSEFINA	V001887236	176.994	10	0,01	99,93	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO BERTRAN SILVANA	V015182081	67.583	10	0,00	99,93	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ RODERO MARIA JOSE	V010517282	1.323	10	0,00	99,93	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODERO GARCIA MARISOL	V001727482	661	10	0,00	99,93	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PPSD, C.A.	J312050616	17	10	-	99,93	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION SIETE COLINAS, C.A.	J312059095	17	10	-	99,93	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LARRAZABAL GONZALEZ ENRIQUE	V007179181	15.700	10	0,00	99,93	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ FERRI MANUEL	V005422620	1.594.510	10	0,07	100,00	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALAS RODERO PATSY	V015664156	331	10	0,00	100,00	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VIEZ CLESENCIO ANTONIO	V001869982	2.000	10	0,00	100,00	30/11/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ RODRIGUEZ ANTONIO AUGUSTO	V004084324	1.000	10	0,00	100,00	30/11/2006
				2.294.009.424		100,00		

COMISION NACIONAL DE VALORES
2006 DEC -5 AM 10: 53
ARCHIVO
RECIBIDO

Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Caracas, November 27, 2006.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attn. National Registry of Securities

Dear Sirs:

RECEIVED

We do hereby inform you that SERIES II corresponding to Issuance 2006-I of Commercial Papers of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. amounting to Bs.3,500,000,000.00 issued on November 6, 2006 up to July 13, 2007 for a 249-day term, at 6.40% yearly was fully placed as follows:

Value Date 11/10/06 Par Value Bs. 143,000,000.00

It is important to point out that there is an outstanding balance to be placed amounting to a Par value of Bs.3,357,000,000.00.

Having no further matter to discuss.

Sincerely,

Marina Fioravanti (signed) Illegible.

Corporate Treasury Manager.

mfioravanti@manpa.com.ve

Phone 9012335/ 9012329

Fax 9012317 --

Translator's Note:

At the upper right margin of the pages there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 November 29 PM 2:18 FILE RECEIVED."

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, December 18th, 2006.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 240...

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) ... 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J-00023530 - 9
NIT: 0001464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

COMISION NACIONAL DE VALORES
2006 NOV 27 PM 2 08
ARCHIVO RECIBIDO

Caracas, 27 de noviembre de 2006

SEÑORES
COMISION NACIONAL DE VALORES
Ciudad.-

Atn. Registro Nacional de Valores

Estimados señores:

Por medio de la presente les notificamos que la SERIE II correspondiente a la Emisión 2006-I de Papeles Comerciales de Manufacturas de Papel, C.A. (MANPA), S.A.C.A., por un monto de Bs. 3.500.000.000,oo emitida en fecha 06 de Noviembre de 2006 hasta el 13 de Julio de 2007, por un plazo de 249 días, al 6,40% anual fue colocada de acuerdo al siguiente detalle:

Fecha Valor 10-11-2006 Valor Nominal Bs. 143.000.000,oo

Es de hacer notar que quedo un saldo pendiente por colocar por un Valor Nominal de Bs. 3.357.000.000,oo.

Sin más a que hacer referencia,

Atentamente,

Marina Fioravanti
Gerente Corporativo de Tesoreria
mfioravanti@manpa.com.ve
Tel. 901.2329
Fax 901.2317

legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Caracas, November 27, 2006.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attn. National Registry of Securities

Dear Sirs:

We do hereby inform you that SERIES II corresponding to Issuance 2006-I of Commercial Papers of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. amounting to Bs.3,500,000,000.00 issued on November 6, 2006 up to July 13, 2007 for a 249-day term, at 6.40% yearly was fully placed as follows:

Value Date 11/7/06	Par Value Bs. 240,600,000.00
Value Date 11/10/06	Par Value Bs. 143,000,000.00

It is important to point out that there is an outstanding balance to be placed amounting to a Par value of Bs.3,116,400,000.00.

Having no further matter to discuss.

Sincerely,

Marina Fioravanti (signed) Illegible.

Corporate Treasury Manager.

mfioravanti@manpa.com.ve

Phone 9012335/ 9012329

Fax 9012317 ---

DAILY OPERATIONS BY VALUE DATE

VALOES VENCRED C.A.

Type	Client	Operating Date	Term	Yielding %	Price %	Investment	Nominal

Value Date 11/07/2006

Issuance: PC-2006-I/2006-I-II MANUFACTURAS DE PAPEL, C.A. (MANPA)S.A.C.A. from 11/06/2006 until 07/13/2007 VEB

Series code 0000002126

Operating Code: 0000064817

Type	Client	Operating Date	Term	Yielding %	Price %	Investment	Nominal
TIP		11/07/06	248	6.40	95.78	230,440,183.30	240,600,000.00
						230,440,183.30	240,600,000.00
					Total	230,440,183.30	240,600,000.00

Value Date 11/10/06

Issuance: PC-2006-I/2006-I-II MANUFACTURAS DE PAPEL, C.A. (MANPA)S.A.C.A. from 11/06/2006 until 07/13/2007 VEB

Series code 0000002126

Operating Code: 0000064817

Type	Client	Operating Date	Term	Yielding %	Price %	Investment	Nominal
TIP		11/10/06	245	6.40	95.83	958,262.00	1,000,000.00
TIP		11/10/06	245	6.40	95.83	2,012,350.20	2,100,000.00
TIP		11/10/06	245	6.40	95.83	119,016,140.40	124,200,000.00
TIP		11/10/06	245	6.40	95.83	15,044,713.40	15,700,000.00
						137,031,466.00	143,000,000.00
					Total	137,031,466.00	143,000,000.00
					Total General:	367,471,649.80	383,600,000.00

<u>Translator's Note</u>:

At the upper right margin of the pages there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 November 29 AM 11:06 FILE RECEIVED." ---

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, December 18th, 2006.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

COMISION NACIONAL DE VALORES
2006 NOV 29 AM 11:06
ARCHIVO RECIBIDO

Caracas, 27 de noviembre de 2006.

SEÑORES
COMISION NACIONAL DE VALORES
Ciudad.-

Atn. Registro Nacional de Valores

Estimados señores:

Por medio de la presente les notificamos que la SERIE II correspondiente a la Emisión 2006-I de Papeles Comerciales de Manufacturas de Papel, C.A. (MANPA), S.A.C.A., por un monto de Bs. 3.500.000.000,oo emitida en fecha 06 de Noviembre de 2006 hasta el 13 de Julio de 2007, por un plazo de 249 días, al 6.40% anual fue colocada de acuerdo al siguiente detalle:

Fecha Valor 07-11-2006	Valor Nominal Bs. 240.600.000,oo
Fecha Valor 10-11-2006	Valor Nominal Bs. 143.000.000,oo

Es de hacer notar que quedo un saldo pendiente por colocar por un Valor Nominal de Bs. 3.116.400.000,oo.

Sin más a que hacer referencia,

Atentamente,

Marina Fioravanti
Gerente Corporativo de Tesoreria
mfioravanti@manpa.com.ve
Tel. 901.2329
Fax 901.2317

Operaciones Diarias por Fecha Valor

VALORES VENCRED CA

Tipo	Cliente	Fecha Ope.	Plazo	Rend. %	Precio %	Inversión	Nominal
Fecha Valor: 07/11/2006							
Emisión: PC - 2006-I / 2006-I-II MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. desde 06/11/2006 hasta 13/07/2007 VEB							
Código de Serie 0000002126							
Código de Operación: 0000064817							
TIP		07/11/2006	248	6,40	95,78	230.440.183,80	240.600.000,00
						230.440.183,80	**240.600.000,00**
					Total:	**230.440.183,80**	**240.600.000,00**
Fecha Valor: 10/11/2006							
Emisión: PC - 2006-I / 2006-I-II MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. desde 06/11/2006 hasta 13/07/2007 VEB							
Código de Serie 0000002126							
Código de Operación: 0000064817							
TIP		10/11/2006	245	6,40	95,83	958.262,00	1.000.000,00
TIP		10/11/2006	245	6,40	95,83	2.012.350,20	2.100.000,00
TIP		10/11/2006	245	6,40	95,83	119.016.140,40	124.200.000,00
TIP		10/11/2006	245	6,40	95,83	15.044.713,40	15.700.000,00
						137.031.466,00	**143.000.000,00**
					Total:	**137.031.466,00**	**143.000.000,00**
					Total General:	**367.471.649,80**	**383.600.000,00**

COMISION NACIONAL
DE VALORES
2006 NOV 29 AM 11:06
ARCHIVO
RECIBIDO

legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of MANPA]

Caracas, September 15, 2006.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attn.: National Securities Registry

In regard to Verification Record of documents requesting authorization to make Public Offer of Securities No.CNV-OP-51-09 dated September 12, 2005 attached hereto please find amendments to documents according to remarks to record, which are detailed as follows:

II. MISSING DOCUMENTS:

Attached hereto there are Reports of three (3) Risk Qualifying Companies participating in issuance.

Attached hereto there is a letter issued by the legal advisor of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. certifying that the company has no litigation or claims at date that may impact its financial standing.

III. GENERAL REMARKS:

FORMAL REQUEST:

Attached hereto there is a formal request including notification address to comply with Article 49 of the Organic Law of Administrative Procedures and "registration request" was replaced by "registration of securities."

AUTHORIZATION REQUEST OF COMMON REPRESENTATIVE:

Attached hereto there is authorization request of Common Representative, replacing "bondholders" by "holders of commercial papers" and besides Articles No.40 and 41 of the Capital Market Law and Article No.8 of the Standards Related to Issuance, Public Offer and Negotiation of Commercial Papers.

PROSPECTUS:

Attached hereto there is prospectus of amendments of the Verification Record of documents that are detailed as follows:

Item Terms: A comma was added to the first paragraph.

Item Price to the Public: A letter "n" was added to the word "integrara" (sic) so that it reads "integraran."

Item Risk Qualification: Grounds were added to each.

Item Name, Main Activity, Domicile and Duration: Company electronic mail address was included.

Item Executive Personnel: The comma at the end of the CV of Celestino Martínez was deleted and from industrial companies in the CV of Armando Martinez.

Item Main Shareholders: A comma was added as well as the word "al" in lower case.

Item Capital Stock: The word "forty" in lower case was corrected and written in upper case in the first and fourth paragraph and "Authorized Capital" was written in letters in the fifth paragraph.

Item Establishment and Historical Evolution: The years that had periods were corrected. Paragraph 9 was drawn up again. Paragraph 14 was corrected and it was explained what happened to the decree of dividends in paragraph 19. The phrase "Accounts receivable" that was in lower case was corrected.

Item 3 Financial Information was included in prospectus.

Interim financial statements were included at June 30, 2006 before the audited financial statements for the years 2005 and 2004.

The closure amount at 12/31/2004 in Resolution 016-86 was amended and net position for each period is indicated.

Numbering of Financial Indexes was amended.

The Social benefit of Issuance was moved after the Main shareholders item.

Index was amended according to former changes.

NEWSPAPER ADVERTISEMENT:

Attached hereto there is newspaper advertisement, now including the electronic address of the company and deleting the phrase "at discount."

SOLE BOND:

Attached hereto there is sole bond, changing "Series 1" into "Series I."

ADDITIONAL INFORMATION:

The second page is attached and included in the Financial Administrative Area that refers to Tax Procedures kept by the Ministry of Finance in regard to the former Exchange System 1994-1996.

Currently, the seventh clause of the Custody Agent Contract was amended, deleting the word "redimir" , which is included.

Having nothing further to add,

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager.

llevel@manpa.com.ve

Phone 9012245 Fax 9012317

Translator's Note:

At the upper right margin of each page there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 September 15 PM (illegible) FILE RECEIVED." --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 27th, 2006.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas, 15 de septiembre de 2006.

Señores
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: **REGISTRO NACIONAL DE VALORES**

Con relación al Acta de Verificación de documentos de solicitud de autorización para hacer Oferta Pública de Títulos Valores No CNV-OP-51-09 de fecha 12 de septiembre de 2005, anexo a la presente encontrará las modificaciones a los documentos de acuerdo a las observaciones del acta, los cuales detallamos a continuación:

II - DOCUMENTOS FALTANTES:

Se anexa los Dictamenes de las tres (3) Calificadoras de Riesgo que intervienen en la emisión.

Se anexa carta emitida por el asesor legal de manufacturas de papel, c.a. (manpa) s.a.c.a. certificando que la empresa a la fecha no tiene litigios o reclamaciones pendientes que pudieran afectar su situacion financiera.

III- OBSERVACIONES GENERALES:

SOLICITUD FORMAL:

Se anexa la solicitud formal donde se incluyó la dirección de notificación para cumplir con el artículo 49 de la Ley Orgánica de Procedimientos Administrativos y se sustituyó "inscripción de la solicitud" por "inscripción de los títulos".

SOLICITUD DE AUTORIZACIÓN DE REPRESENTANTE COMUN:

Se anexa la solicitud de autorización del Representante Común, sustituyendo "obligacionistas" por "tenedores de papeles comerciales" y además se citaron los artículos No 40 y 41 de la Ley de Mercados de Capitales y el artículo No 8 Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales.

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072
Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380
MANPA
Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878
Teléfonos: (0212) 9012311
www.manpa.com.ve

RECIBIDO

PROSPECTO:

Se anexa el prospecto con las modificaciones del Acta de Verificación de documentos los cuales se detallan a continuación:

Punto Plazos: se agregó la coma en el primer parrafo.

Punto Precio al Público: se agregó la n a la palabra integrara para que diga integraran.

Punto Calificaciones de Riesgo: se agregaron los fundamentos de cada una

Punto Nombre, Actividad Principal, Domicilio y Duración: se incluyó la dirección en internet de la empresa.

Punto Personal Directivo: se eliminó la coma al final del currículo de Celestino Martinez y se eliminó y de empresas industriales en el currículo de Armando Martinez.

Punto Principales Accionistas: se agregó la coma y la palabra al en minúscula.

Punto Capital Social : se corrigieron la palabra cuarenta que estaba en minúscula a mayúscula en el primer y cuarto párrafo y se escribió en letras el Capital Autorizado en el quinto párrafo.

Punto Fundación y Evolución Histórica: se corrigieron los años que tenían puntos. Se redactó nuevamente el párrafo 9. Se corrigió el párrafo 14 y en el párrafo 19 del decreto de dividendo se explicó que pasó con la fracción de acción. También se corrigió la frase Cuentas por Cobrar que estaba en minúscula.

Se incluyó en el prospecto un punto 3 Información Financiera.

Se incluyeron los estados financieros interinos al 30 de junio de 2006 antes de los estados financieros auditados de los años 2005 y 2004.

Se corrigió en la Resolución 016-86 el monto de cierre del 31/12/2004 y se indica la posición neta para cada período.

Se corrigió la numeración de Indices Financieros.

Se movió el Beneficio Social de la Emisión después del punto Principales Accionistas.

Se modificó el índice de acuerdo a los cambios anteriores

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072
Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J-00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

AVISO DE PRENSA:

Se anexa el aviso de prensa , agregando la dirección de internet de la empresa y eliminando la frase "a descuento".

TITULO UNICO:

Se anexa título único, cambiando "Serie 1" por "Serie I".

INFORMACIÓN ADICIONAL:

Se anexa la segunda página y se agrega en el Area Administrativo Económica que se trata de Procedimientos de fiscalización llevados pro el Ministerio de Finanzas referentes al anterior Régimen Cambiario 1994-1996.

Adicionalmente se cambió en la portada del Prospecto "Emisión de Papeles ....." por "Oferta Pública de Papeles....".

Se modificó la cláusula septima del Contrato de Agente de Custodio, eliminado la palabra redimir, la cual se anexa

Sin más que agregar

Atentamente

Leticia Level
Gerente de Planificación Corp.
llevel@manpa.com.ve
Teléfono: 901.22.45 Fax:901.23.17

legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

RECEIVED

[Letterhead of MANPA]

Caracas, September 14, 2006.

CITIZEN

PRESIDENT AND OTHER MEMBERS OF THE NATIONAL SECURITIES AND EXCHANGE COMMISSION

YOUR OFFICE

DEAR SIRS:

I, JUAN ANTONIO LOVERA, A VENEZUELAN CITIZEN, MARRIED, OF LEGAL AGE, DOMICILED IN CARACAS, A BUSINESS ADMINISTRATOR BY PROFESSION, BEARER OF IDENTITY CARD No. 5534882, ACTING IN REPRESENTATION OF MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., A TRADING COMPANY DOMICILED IN THE CITY OF CARACAS, REGISTERED WITH THE COMMERCIAL REGISTRY IN CHARGE OF THE FORMER COURT OF FIRST INSTANCE IN COMMERCIAL MATTERS OF THE FEDERAL DISTRICT AS OF MARCH 31, 1950 UNDER NUMBER 379, VOLUME 1-B (FILE No.3251), ITS LAST AMENDMENT TO THE BY-LAWS WAS REGISTERED WITH THE FIRST COMMERCIAL REGISTRY OF THE JUDICIAL CIRCUIT OF THE FEDERAL DISTRICT AND MIRANDA STATE AS OF JULY 14, 1999 UNDER No.35 VOLUME 141-A-PRO, DULY AUTHORIZED FOR THIS ACT BY THE BOARD OF DIRECTORS OF THE COMPANY IN ITS MEETING OF

JUNE 30, 2006 DO HEREBY FORMALLY REQUIRE ON BEHALF OF MY PRINCIPAL AUTHORIZATION TO MAKE PUBLIC OFFER OF COMMERCIAL PAPERS UP TO AN AMOUNT OF FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00).

LIKEWISE, I DO HEREBY REQUEST REGISTRATION WITH THE NATIONAL REGISTRY OF SECURITIES OF BONDS OF COMMERCIAL PAPERS OF MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. THAT WERE APPROVED BY THE BOARD OF DIRECTORS OF THE COMPANY IN MEETING HELD ON JUNE 30, 2006 PURSUANT TO THAT APPROVED BY THE GENERAL SHAREHOLDER'S MEETING AS OF APRIL 21, 2006 AUTHORIZING THE COMPANY BOARD OF DIRECTORS TO ISSUE COMMERCIAL PAPERS UP TO THE AMOUNT OF FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00).

THE UNDERSIGNED DOES HEREBY DECLARE THAT:

- ALL THE INFORMATION ATTACHED HERETO IS TRUE AND ANY INFORMATION HAS BEEN OMITTED WHEN PREPARING SUCH DOCUMENTATION.
- WE DO HEREBY BIND TO NOTIFY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION OF ANY SIGNIFICANT FACT RELATED TO THIS INFORMATION THAT OCCURS DURING THE PERIOD OF PLACING AN ISSUE.
- WE DO HEREBY BIND TO NOTIFY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION ABOUT THE FINAL ISSUANCE RESULTS UPON ENDING PLACEMENT.
- WE DO HEREBY BIND TO NOTIFY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION ABOUT ANY INFORMATION THIS LATTER MAY REQUEST, INCLUDING PERIODICAL INFORMATION REQUIRED BY ENTITIES WHICH SECURITIES ARE SUBJECT TO PUBLIC OFFER.

THUS, ATTACHED HERETO PLEASE FIND THE INFORMATION DETAILED AS FOLLOWS PURSUANT TO THE PROVISIONS SET FORTH IN THE GUIDELINES:

- A CERTIFIED COPY BY THE BOARD OF DIRECTORS AUTHORIZING ISSUANCE OF COMMERCIAL PAPERS, AND REPRESENTATION OF THE PERSON WHO SUBSCRIBE THE PRESENT REQUEST AND SIGNATURES OF THE SECURITIES CORRESPONDING TO SUCH ISSUANCE.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA 3

- A CERTIFIED COPY BY THE BOARD OF DIRECTORS APPOINTING VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL AS COMMON REPRESENTATIVE OF ISSUANCE OF COMMERCIAL PAPERS.
- A COPY OF THE GENERAL SHAREHOLDERS' MEETING DATED APRIL 21, 2006.
- SOLE SECURITIES MODEL.
- NEWSPAPER NOTIFICATION MODEL.
- MODEL OF CUSTODY CERTIFICATE.
- MODEL OF PLACEMENT AGENT CONTRACT.
- MODEL OF CUSTODY AGENT CONTRACT.
- CONTRACT MODEL OF COMMON REPRESENTATIVE.
- LETTER ISSUED BY VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL ACCEPTING TO ACT AS COMMON REPRESENTATIVE FOR ISSUANCE 2005-I EVIDENCING THAT THERE IS NO CONFLICT OF INTEREST BETWEEN THE COMPANY AND THE COMMON REPRESENTATIVE.
- LETTER ISSUED BY MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. REQUESTING APPROVAL BEFORE THE NATIONAL SECURITIES AND EXCHANGE COMMISSION OF THE COMMON REPRESENTATIVE APPOINTED THERETO.
- LETTER ISSUED BY THE LEGAL ADVISOR OF MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. CERTIFYING THAT THE COMPANY HAS NO PENDING LITIGATIONS OR ACTIONS AT DATE THAT MAY AFFECT ITS FINANCIAL STANDING.
- PRELIMINARY VERSION OF THE PUBLIC OFFER PROSPECTUS.
- ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS.
- IDENTIFICATION SHEET.

ADDRESS FOR NOTIFICATION:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

AVENIDA FRANCISCO DE MIRANDA CON AVENIDA EL PARQUE, URBANIZACIÓN EL BOSQUE, TORRE COUNTRY CLUB, PISO 11 MUNICIPIO CHACAO, CARACAS.

HAVING NO FURTHER MATTER TO DISCUSS AND BEING THANKFUL FOR THE ATTENTION TO THIS DOCUMENT.

SINCERELY,

JUAN ANTONIO LOVERA (signed) Illegible.

CORPORATE FINANCE VICE-PRESIDENT.

jlovera@manpa.com.ve

Phone 901-2335 Fax 9012317 --

Translator's Note:

At the upper right margin of each page there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 September 15 PM (illegible) FILE RECEIVED." --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 30th, 2006.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

RECIBIDO

CARACAS, 14 DE SEPTIEMBRE DE 2.006

CIUDADANO
PRESIDENTE Y DEMAS MIEMBROS
DEL DIRECTORIO DE LA COMISION
NACIONAL DE VALORES
SU DESPACHO

ESTIMADO SEÑORES:

YO, JUAN ANTONIO LOVERA, VENEZOLANO, CASADO, MAYOR DE EDAD, DOMICILIADO EN CARACAS, DE PROFESION ADMINISTRADOR, TITULAR DE LA CEDULA DE IDENTIDAD Nº 5.534.882, ACTUANDO EN REPRESENTACION DE MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., SOCIEDAD MERCANTIL DOMICILIADA EN LA CIUDAD DE CARACAS, INSCRITA POR ANTE EL REGISTRO MERCANTIL A CARGO DEL ANTIGUO JUZGADO DE PRIMERA INSTANCIA EN LO MERCANTIL DEL DISTRITO FEDERAL EN FECHA 31 DE MARZO DE 1950, BAJO EL NUMERO 379, TOMO 1-B (EXPEDIENTE Nº 3.251). SU ÚLTIMA MODIFICACIÓN DE ESTATUTOS FUE INSCRITA EN EL REGISTRO MERCANTIL PRIMERO DE LA CIRCUNSCRIPCIÓN JUDICIAL DEL DISTRITO FEDERAL Y ESTADO MIRANDA EL 14 DE JULIO 1999, BAJO EL Nº 35 TOMO 141-A-PRO., SUFICIENTEMENTE AUTORIZADO PARA ESTE ACTO POR LA JUNTA DIRECTIVA DE LA SOCIEDAD EN SU SESION DEL 30 DE JUNIO DE 2006. SOLICITO FORMALMENTE EN NOMBRE DE MI REPRESENTADA, AUTORIZACION PARA REALIZAR OFERTA PUBLICA DE PAPELES COMERCIALES HASTA POR UN MONTO DE QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo).

ASIMISMO SOLICITO LA INSCRIPCIÓN EN EL REGISTRO NACIONAL DE VALORES DE LOS TITULOS DE LOS PAPELES COMERCIALES DE MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A, QUE FUERON APROBADOS EN LA JUNTA DIRECTIVA DE LA SOCIEDAD EN SU SESION DE FECHA 30 DE JUNIO DE 2006, DE CONFORMIDAD CON LO APROBADO EN LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS DE FECHA 21 DE ABRIL DE 2006 EN DONDE SE AUTORIZO A LA JUNTA DIRECTIVA DE LA SOCIEDAD PARA EMITIR PAPELES COMERCIALES HASTA POR LA CANTIDAD DE QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,00).

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina (ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT-0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

EL SUSCRITO DECLARA QUE:

- TODA INFORMACION ANEXA ES VERIDICA Y QUE NO SE HA OMITIDO NINGUNA INFORMACION PARA LA PREPARACION DE DICHOS RECAUDOS.

- NOS COMPROMETEMOS A NOTIFICAR A LA COMISION NACIONAL DE VALORES, CUALQUIER HECHO DE IMPORTANCIA RELACIONADO CON ESTA INFORMACIÓN QUE OCURRA DURANTE EL PERIODO DE COLOCACION DE LA EMISION.

- NOS COMPROMETEMOS A NOTIFICAR A LA COMISION NACIONAL DE VALORES, LOS RESULTADOS DEFINITIVOS DE LA EMISION UNA VEZ CONCLUIDO SU COLOCACION.

- NOS COMPROMETEMOS A ENVIAR A LA COMISION NACIONAL DE VALORES CUALQUIER INFORMACION QUE ESTA SOLICITE INCLUYENDO LA QUE PERIODICAMENTE SE REQUIERA DE LAS ENTIDADES CUYOS TITULOS VALORES SON OBJETO DE OFERTA PUBLICA

A TAL EFECTO, ANEXO A LA PRESENTE ENCONTRARAN LA INFORMACION QUE A CONTINUACION SE DETALLA DE ACUERDO A LO ESTABLECIDO EN EL INSTRUCTIVO:

- COPIA CERTIFICADA DE LA JUNTA DIRECTIVA QUE AUTORIZA LA EMISION DE PAPELES COMERCIALES, Y LA REPRESENTACION DE LA PERSONA QUE SUSCRIBE LA PRESENTE SOLICITUD Y LAS FIRMAS DE LOS TITULOS CORRESPONDIENTES A LA EMISION.

- COPIA CERTIFICADA DE LA JUNTA DIRECTIVA DONDE SE DESIGNA VENEZOLANO DE CREDITO, S. A. BANCO UNIVERSAL COMO REPRESENTANTE COMUN DE LA EMSION DE PAPELES COMERCIALES .

- COPIA DEL ACTA DE LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS DE FECHA 21 DE ABRIL DE 2006.

- MODELO DEL TITULO UNICO.

- MODELO DEL AVISO DE PRENSA.

- MODELO DEL CERTIFICADO DE CUSTODIA.

- MODELO DE CONTRATO DE AGENTE DE COLOCACION.

División Papel, Imprimir, Escribir, Embalar:
Teléfonos (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos (0243) 2401235 - 2401236
Bolsas:
Teléfonos (0243) 2401100 - 2401072
Resmas, Resmillas, Formas Continuas:
Teléfonos (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos (0243) 2474910 - 2401380
MANPA
Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878
Teléfonos (0212) 9012311
www.manpa.com.ve

- MODELO DE CONTRATO DE AGENTE CUSTODIO.

- MODELO DE CONTRATO DE REPRESENTANTE COMUN.

- CARTA EMITIDA POR EL VENEZOLANO DE CREDITO, S. A. BANCO UNIVERSAL, ACEPTANDO ACTUAR COMO REPRESENTANTE COMUN PARA LA EMISION 2.006-I Y DONDE CERTIFICA QUE NO EXISTE CONFLICTO DE INTERESES ENTRE LA EMPRESA Y EL REPRESENTANTE COMUN.

- CARTA EMITIDA POR MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. SOLICITANDO LA APROBACION ANTE LA COMISION NACIONAL DE VALORES DEL REPRESENTANTE COMUN DESIGNADO.

- CARTA EMITIDA POR EL ASESOR LEGAL DE MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. CERTIFICANDO QUE LA EMPRESA A LA FECHA NO TIENE LITIGIOS O RECLAMACIONES PENDIENTES QUE PUDIERAN AFECTAR SU SITUACION FINANCIERA.

- VERSION PRELIMINAR DEL PROSPECTO DE OFERTA PUBLICA.

- INFORMACION ADICIONAL NO REQUERIDA EN EL PROSPECTO.

- HOJA DE IDENTIFICACION

DIRECCIÓN DE NOTIFICACIÓN:

MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA
AVENIDA FRANCISCO DE MIRANDA CON AVENIDA EL PARQUE, URBANIZACIÓN EL BOSQUE, TORRE COUNTRY CLUB, PISO 11 MUNICIPIO CHACAO, CARACAS.

SIN MAS POR LOS MOMENTOS Y AGRADECIENDO DE ANTEMANO SU ATENCION POR LA PRESENTE.

ATENTAMENTE,

JUAN ANTONIO LOVERA
V.P CORPORATIVO DE FINANZAS
jlovera@manpa.com.ve
Telefóno: 0212.901.23.35 fax:0212.901.23.17

legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Logotype of MANPA]

Citizen

President and other members of

THE NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office.-

I, Juan Antonio Lovera, in my capacity as Corporate Finance Vice-President of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A** pursuant to the provisions of the General Shareholders´ Meeting held on April 21, 2006 and dully empowered for this act by the Board of Directors in its meeting dated June 30, 2006 do hereby request the National Securities and Exchange Commission approval of **VENEZOLANO DE CREDITO, S.A. Banco Universal** as common representative of bondholders of issuance of Commercial Papers 2006-I amounting to **FIFTEEN THOUSAND MILLION BOLIVARS WITH NO CENTS (Bs.15,000,000,000.00),** approved by the aforementioned Shareholders´ Meeting and pursuant to the provisions of Article No.8 of the Standards related to Issuance, Public Offer and Negotiation of Commercial Papers in agreement with the provisions of Article 41 and 42 of the Capital Market Law.

I accompanied hereto acceptance of the proposed bank institution, a copy of the contract model to be entered into between my principal and **VENEZOLANO DE CREDITO, S.A. Banco Universal**.

Likewise, I do hereby evidence that the existing relationships between my principal and this financial institution are not under the cases provided for in ordinals of Article 4 of the "Standards about Organization and Protection of Bondholders."

Caracas, on the Fourteenth (14th) day of September of the year Two Thousand Six (2006).

Juan Antonio Lovera (signed) Illegible.

Corporate Finance Vice-President

jlovera@manpa.com.ve

Phone numbers 9012335 Fax 9012317 --

[Logotype of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

PUBLIC OFFER OF COMMERCIAL PAPERS AT BEARER

ISSUANCE 2006-I

The authorization granted by the National Securities and Exchange Commission for the present Issuance was registered with the National Securities and Exchange Registry as of XXX, 2006 as per Resolution No.xxx for a maximum amount of Bs.15,000,000,000.00, and will be in effect for one (1) year from the date of issuing the first series.

The General Shareholders' Meeting of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. held on April 21, 2006 approved and empowered the Board of Directors to set the terms and conditions of issuance. The Board of Directors authorized the Issuance and Public Offer of Commercial Papers in its meeting No. 947 held on June 30, 2006.

On xxxx, 2006, 2006 MANPA Corporate Finance Vice-President by the powers vested upon him by meeting of the Board of Directors held on June 30, 2006 agreed the issuance of the present series:

TOTAL AMOUNT OF SERIES I

Bs. X,XXX,XXX,XXX.xx

The present series is represented by a Sole Bond amounting to Bs.X,XXX.XXX.XXX,xx which will be under custody at the office premises of Venezolano de Crédito, S.A. Banco Universal, in its capacity as Custody Agent which in turn will issue Negotiable Custody Certificates equal to the number of investors the series may own.

The Common Representative of Holders: Venezolano de Crédito, Banco Universal

PLACEMENT PRICE:	**Xxxx**
PLACE AND DATE OF ISSUANCE:	**YIELDING %**
Caracas, XXX, 2006	
MATURITY DATE: Caracas, May 7, 2007	**360-day basis**
TERM:	**XX days**
PAYMENT FASHION:	**Par value payable upon maturity**

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A. Category "X": Subcategory "XX"

FITCH VENEZUELA SOCIEDAD CALIFICADORA DE RIESGO, S.A. Category "X": Subcategory "XX"

CLASIFICADORES ASOCIADOS S&S, C.A. Category "X": Subcategory "XX"

Payment place: The par value of these bonds will be paid when due at MANPA office premises situated in Avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaíto, Caracas, Phone 901-2335 – 901-2245.

The minimum amount of investment cannot be less than One Hundred Thousand Bolivars (Bs.100,000.00).

PLACEMENT AT XXXXX

PLACEMENT AGENT

xxxxxxxxxxxxxxx

[Address and phones]

Please request the Prospectus of Issuance authorized by the National Securities and Exchange Commission to the aforementioned Placement Agent. Primary placement of bonds will begin on XXX, 2006 and have a term of 15 continuous days.

PUBLICITY AUTHORIZED BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION. --

[Letterhead of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

COMMERCIAL PAPER AT BEARER

SOLE BOND – SERIES I

ISSUANCE 2006-I

Place and Date of Issuance: Caracas, XXXXXXXXX

Maturity Date: Caracas, XXXXXXXXX

Yielding Rate: XXXXXX%

Bond placed at (par value, discount or with premium)

Par Value Bs. XXXXXXXXXXXXXXX

For value received, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. (The Issuer) is herein formally and unconditionally bound to pay to the holder of this bond the amount of: XXXXX BOLIVARS (Bs.XXXXXX) at its maturity date and in the fashion specified in the newspaper ad upon presentation of this bond at the business premises of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. situated in Avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaito, Caracas, Phone 901-2335.

The present SOLE BOND corresponds to the series 1 of issuance of Commercial Papers 2006-I of Manufacturas de Papel, C.A. (MANPA) S.A.C.A for a maximum amount of Fifteen Thousand Million Bolivars (Bs.15,000,000,000.00) to which Negotiable Custody Certificates will be issued.

The Issuance was approved by the General Shareholder's Meeting held on April 21, 2006 and was authorized by the National Securities and Exchange Commission of XXXX 2006, as per Resolution No. XXX and registered with the National Securities and Exchange Commission as of XXX 2006. This issuance will be in effect at the date of

receiving notice of authorization granted by the National Securities and Exchange Commission.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is a trading company domiciled in the city of Caracas, registered with the Commercial Registry Office in charge of the formerly Court of First Instance in Commercial Matters of the Federal District as of March 31, 1950, under No.379, Volume 1-B (File No.3251). Its last amendment of by-laws was registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State, on July 14, 1999 under No.35, Volume 141-A Pro.

IT IS HEREIN UNDERSTOOD THAT THE PRESENT BOND IS SUBJECT TO THE PROVISIONS OF ARTICLE 322 OF THE VENEZUELAN CRIMINAL CODE THAT SETS FORTH THE CRIMINAL RESPONSIBILITY FOR THE ONE WHO MAY FORGE OR ALTER, EITHER FULLY OR PARTIALLY, THE PRESENT DOCUMENT.

For Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Authorized Signature (blank). Authorized Signature (blank).------

- There is a Tax Appeal filed as of June 4, 2003 against Resolution No.11-10-3-02-000461 issued by the National Integrated Service of Tax Administration (SENIAT) on March 6, 2002 and notified on May 28, 2003 by which a tax deficiency claim is made for the concept of Value Added Tax (VAT) for the month of January 2002, amounting to THIRTY-FIVE MILLION FIVE HUNDRED FIFTY-SEVEN THOUSAND ONE HUNDRED SIXTY-ONE BOLIVARS WITH FIFTY-FOUR CENTS (Bs.35,557,161.54). Currently, the case is pending decision. Chances to succeed are high for this case.
- There is an appeal filed on January 30, 2003 by which the content of the writ submitted on September 13, 2002 before the Formalities Division of the National Integrated Service of Tax Administration (SENIAT) notifying tax credit compensation originated from tax paid surplus paid in former fiscal years as well as from estimated tax returns of tax credits from tax paid surplus paid in former fiscal years and estimated tax return of the Business Assets Tax of the year 1999, thus requesting annulment of Form No.01-10-01-5-03-000805 notified on September 5, 2002 under No.0009115008437-2 amounting to EIGHT HUNDRED

REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

SIXTY-TWO MILLION NINETY-SEVEN THOUSAND SEVEN HUNDRED EIGHTY-THREE BOLIVARS WITH TWELVE CENTS (Bs.862,097,783.12). Currently, the case is pending decision. Chances to succeed are high for this case.

- There is an appeal before the National Integrated Service of Tax Administration (SENIAT) by which a request to process the Substitute Tax Return of the Value Added Tax corresponding to the fiscal year "July 2000" is ratified and correction of payment of interests in arrears referred to fiscal year "August 2000" amounting to ONE THOUSAND TWO HUNDRED EIGHTY-SIX MILLION EIGHT HUNDRED ELEVEN THOUSAND THIRTY-EIGHT BOLIVARS WITH FORTY-ONE CENTS (Bs.1,286,811,038.41). Currently, the case is pending decision. Chances to succeed are high for this case.

ADMINISTRATION-FINANCIAL AREA (Tax procedures kept by the Ministry of Finance in regard to the former Exchange System 1994-1996).

- FILE 0808 Opening of administrative procedure on August 26, 2003 to Corporación Industrial ALPES, C.A. in regard to alleged failure to pay $5,321,716.20 corresponding to 90% of FOB value of exports protected by the customs declarations thereon indicated, by Opening writ No.0808 as of August 26, 1003. On November 19 the pleading writ was filed. Currently, the case is pending decision.

holders of Negotiable Custody Certificates payment of capital and interests by **THE ISSUER**.

The obligation of **THE CUSTODY AGENT** to carry out on account of **THE ISSUER** the custody and issuance of Negotiable Custody Certificates is subject to the following conditions:

a) **THE BANK** should have received the Sole Bond and/or macrobond by **THE ISSUER** within the two (2) days prior beginning the public offer of the series referred to.

b) **THE BANK** should have received the original instructions by the Placement Agents appointed by **THE ISSUER**, prior comprised by this latter.

FIFTH:

THE ISSUER is bound to provide **THE BANK** all the information required so that this latter may comply with the provisions set forth herein. **THE ISSUER** is bound to immediately notify **THE CUSTODY AGENT,** in written, of any relevant event related to Issuance of Commercial Papers, their circulation, their maturity.

SIXTH:

THE BANK will receive for its services as Custody Agent the amount of **NINE HUNDRED THOUSAND BOLIVARS (Bs.900,000.00)** monthly from the issuance of public offer of the first series comprising Issuance of Commercial Papers identified in the first clause of this contract, which are debited from the current account No.0104-0030-91-0300001963 maintained by **THE ISSUER** at **VENEZOLANO DE CRÉDITO, S.A., Banco Universal**; therefore, **THE ISSUER** does hereby authorize **THE CUSTODY AGENT** to make such monthly charges.

SEVENTH:

This contract will be in effect from the date of starting placement of the first series of Commercial Papers part of the issuance referred to herein and until repayment and payment of the Sole Bond and/or macrobond of the last series, including the issuance identified herein; however, the parties mutually agreed that they may render the contract terminated at any time, prior written notice with at least thirty (30) days in advance from the date of termination.

EIGHT:

Pursuant to the provisions set forth in the Standards for Prevention, Control and Taxation of Operations for legitimizing capital applicable to the Venezuelan capital market, published in Official Gazette No.38354 as of January 10, 2006 it shall be on account of **THE ISSUER**, in case of reserving direct placement of issuance, or of agents (text missing) --

Translator's Note:

At the upper right margin of each page there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 September 15 PM (illegible)

FILE RECEIVED." --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 27th, 2005.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878
Teléfonos: (0212) 9012311
www.manpa.com.ve

RECIBIDO

Ciudadano
Presidente y demás miembros de la
COMISION NACIONAL DE VALORES
Su Despacho.-

Yo, Juan Antonio Lovera, en mi carácter de Vicepresidente Corporativo de Finanzas de **MANUFACTURAS DE PAPEL, C. A. (MANPA) S. A. C. A.**, conforme con lo resuelto en la Asamblea Ordinaria de Accionistas celebrada el 21 de Abril de 2.006 y suficientemente autorizado para este acto por la Junta Directiva en su sesión de fecha 30 de Junio de 2.006, por el presente documento solicito la aprobación del **VENEZOLANO DE CREDITO, S. A. Banco Universal** como representante Común de los Tenedores de Papeles Comerciales de la emisión 2.006-I, por **QUINCE MIL MILLONES DE BOLIVARES CON 00/100 (Bs. 15.000.000.000,00)**, de acuerdo con la designación efectuada en la Asamblea antes mencionada y de conformidad con lo establecido en el artículo No. 8 de las Normas relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales en concordancia con lo establecido en los artículos 41 y 42 de la Ley de Mercado de Capitales.

Acompaño constancia de aceptación de la entidad bancaria propuesta, copia del modelo de contrato a ser suscrito entre mi representada y el **VENEZOLANO DE CREDITO, S. A. Banco Universal**

Asimismo, dejo constancia de que las relaciones existentes entre mi representada y esta institución financiera no se asimilan a los casos previstos en los ordinales del Artículo 4° de las "Las Normas Sobre la Organización y Protección de los Obligacionistas".

Caracas, a los catorce (14) días del mes de septiembre de Dos Mil Seis (2006).

Juan Antonio Lovera
Vicepresidente Corp. De Finanzas
jlovera@manpa.com.ve
Teléfonos:901.23.35 Fax: 901.23.17

COMISION NACIONAL DE VALORES

MANPA

www.manpa.com.ve

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado:	Bs. 45.880.188.480,oo
Capital Pagado:	Bs. 22.940.094.240,oo
Capital Suscrito:	Bs. 22.940.094.240,oo

OFERTA PUBLICA DE PAPELES COMERCIALES AL PORTADOR EMISION 2006-I

La autorización otorgada por la Comisión Nacional de Valores para la presente Emisión fue inscrita en el Registro Nacional de Valores el XX de XXXX de 2.006 según Resolución No. XXXX, por un monto máximo de Bs. 15.000.000.000,00 y tendrá vigencia de un (01) año, contados a partir de la emisión de la primera serie.

La Asamblea General Ordinaria de Accionistas de Manufacturas de Papel, C. A. (MANPA) S. A. C. A., celebrada el 21 de Abril de 2.006 aprobó y faculto a la Junta Directiva para la determinación de los términos y las condiciones de la emisión. La Junta Directiva autoriza la Emisión y Oferta Pública de Papeles Comerciales en su sesión No 947 celebrada el 30 de Junio de 2.006

El Vicepresidente Corporativo de Finanzas de MANPA, el XX de XXXX de 2.006, mediante atribuciones conferidas en reunión de Junta Directiva del 30 de Junio de 2.006, acordó la emisión de la presente serie:

MONTO TOTAL DE LA SERIE I
BS. X.XXX.XXX.XXX,oo

La presente serie está representada por un Titulo Unico por el monto de Bs. X.XXX.XXX.XXX,oo, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de inversionistas que posea la serie.

El Representante Común de los Tenedores: Venezolano de Crédito, S.A., Banco Universal

PRECIO DE COLOCACION: xxxxxx

RENDIMIENTO
%
Base 360 Días

LUGAR Y FECHA DE EMISION: Caracas, XX de XXXX de 2006
FECHA DE VENCIMIENTO: Caracas, XX de XXXX de 2006
PLAZO: XX días
FORMA DE PAGO: Valor Nominal pagadero al vencimiento

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.	**Categoría "X" Subcategoría "XX"**
FITCH VENEZUELA SOCIEDAD CALIFICADORA DE RIESGO, S.A	**Categoría "X" Subcategoría "XX"**
CLASIFICADORES ASOCIADOS S&S, C.A	**Categoría "X" Subcategoría "XX"**

Lugar de Pago: El valor nominal de estos títulos serán pagados a su vencimiento en las oficinas de MANPA situadas en la avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, Caracas. Teléfono: 901.23.35 – 901.22.45.

El monto mínimo de la inversión no podrá ser inferior a Cien Mil Bolívares (Bs. 100.000,00)

COLOCACIÓN A XXXXX
AGENTE DE COLOCACION

xxxxxxxxxxxxxxxxxxxxxxxxxx
Telfs: xxxx xxxxx

Solicite el Prospecto de la Emisión, autorizado por la Comisión Nacional de Valores, al Agente de Colocación antes señalado.
La colocación primaria de los títulos se iniciará el XX de XXX de 2.006, con un plazo de 15 días continuos.

PUBLICIDADA AUTORIZADA POR LA COMISION NACIONAL DE VALORES

MANPA

COMISION NACIONAL DE VALORES
... SEP 15 PM 1:...

MANUFACTURAS DE PAPEL,C.A. (MANPA) S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Pagado: Bs. 22.940.094.240,oo

Capital Suscrito: Bs. 22.940.094.240,oo

PAPEL COMERCIAL AL PORTADOR
TITULO UNICO - SERIE I
EMISION 2006-I

Lugar y Fecha de Emisión: Caracas, xxxxxxxxxxxxxxxx
Fecha de Vencimiento: Caracas, xxxxxxxxxxxxxxxx

Tasa de Rendimiento: XXXXXX %

Titulo colocado a (valor par, descuento o con prima)

Valor Nominal Bs. xxxxxxxxxxxxxx

Por valor recibido, Manufacturas de Papel, C.A. (MANPA) S.A.C.A., (El Emisor) se compromete formal e incondicionalmente a pagar al portador de este título la cantidad de: XXXXXXXXXXXXX DE BOLIVARES (Bs. XXXXXXXXXXXXX) a su fecha de vencimiento y en la forma especificada en el aviso de prensa respectivo contra presentación del presente título en las oficinas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., en la avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, Caracas, Teléfono: 901-23-35.

El presente TITULO UNICO corresponde a la serie I de la emisión de Papeles Comerciales 2006-I de Manufacturas de Papel, C.A (MANPA) S.A.C.A. por un monto máximo de Quince Mil Millones de Bolivares (Bs. 15.000.000.000,oo), sobre el cual serán emitidos Certificados de Custodia Negociables.

La emisión fue aprobada por la Asamblea General de Accionistas celebrada el 21 de Abril de 2006 y fue autorizada por la Comisión Nacional de Valores el XXX de XXXX de 2.006, según Resolución N° XXXXX e inscrita en el Registro Nacional de Valores en fecha XX de XXXXX de 2.006. Esta emisión tendrá una vigencia de un (1) año calendario , contado a partir del día siguiente a la fecha de emisión de la primera serie.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., es una sociedad mercantil domiciliada en la ciudad de Caracas, inscrita por ante el Registro Mercantil a cargo del antiguo Juzgado de Primera Instancia en lo Mercantil del Distrito Federal en fecha 31 de marzo de 1950, bajo el No. 379, Tomo 1-B, (Expediente N° 3.251). Su última modificación de estatutos fue inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 14 de Julio de 1999, bajo el N° 35, Tomo 141 - A Pro.

QUEDA ENTENDIDO QUE EL PRESENTE TITULO ESTARA SUJETO A LO ESTABLECIDO EN EL ARTICULO 322 DEL CODIGO PENAL VENEZOLANO EL CUAL ESTABLECE LA RESPONSABILIDAD PENAL PARA AQUEL QUE FALSIFICARE O ALTERARE TOTAL O PARCIALMENTE EL PRESENTE DOCUMENTO.

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.
CENTRO LIDO TORRE D PISO 4 OFICINA HQ, CARACAS
REPRESENTANTE LEGAL: OTTO RIVERO (905 63 83) Categoría A: XXXXXXXXX

FITCH VENEZUELA SOCIEDAD CALIFICADORA DE RIESGO, S.A.
EDIFICIO MENE GRANDE II PISO 2 OFICINA 23, CARACAS
REPRESENTANTE LEGAL: CARLOS FIORILLO (286.38.54) Categoría A: XXXXXXXXX

CLASIFICADORES ASOCIADOS S&S, C.A
CENTRO LETONIA PISO 12 OFICINA 126, CARACAS
REPRESENTANTE LEGAL: EDUARDO GRASSO (266.38.54) Categoría A: XXXXXXXXX

Esta calificación deberá ser revisada cada seis (6) meses.

Por Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Firma Autorizada

Firma Autorizada

- Cursa Recurso Jerárquico interpuesto en fecha 4 de junio de 2003, contra la Resolución No. 11-10-3-02-000461, emitida por el Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT), en fecha 6 de marzo de 2002 y notificada el 28 de mayo de 2003, mediante la cual se formula reparo por concepto de Impuesto al Valor Agregado (IVA), para el mes de enero de 2002, por un monto de **TREINTA Y CINCO MILLONES QUINIENTOS CINCUENTA Y SIETE MIL CIENTO SESENTA Y UN BOLÍVARES CON CINCUENTA Y CUATRO CÉNTIMOS (Bs. 35.557.161,54). Actualmente, el caso se encuentra en espera de decisión.** Las probabilidades de éxito en este caso son altas.

- Cursa escrito presentado en fecha 30 de enero de 2003, mediante el cual se ratifica el contenido del escrito presentado en fecha 13 de septiembre de 2002, ante la División de Tramitaciones de la Gerencia Regional de Tributos Internos de Contribuyentes Especiales de a Región Capital del Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT), mediante el cual notificó la compensación de créditos tributarios originados por excedentes de impuesto pagado en ejercicios anteriores y por declaración estimada el Impuesto a los Activos Empresariales del año 1999, solicitando en consecuencia la anulación de la Planilla Nro 01-10-01-5-03-000805, notificada en fecha 2 de septiembre de 2002, con el Nro. 0009115008437-2, por un monto de **OCHOCIENTOS SESENTA Y DOS MILLONES NOVENTA Y SIETE MIL SETECIENTOS OCHENTA Y TRES BOLÍVARES CON DOCE CÉNTIMOS (Bs. 862.097.783,12). Actualmente, el caso se encuentra en espera de decisión.** Las probabilidades de éxito en este caso son altas.

- Cursa escrito por ante la Gerencia Regional de Tributos Internos de Contribuyentes Especiales de la Región Capital del Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT), mediante el cual se reitera la solicitud de procesamiento de la Declaración Sustitutita del Impuesto al Valor Agregado, correspondiente al período fiscal "julio 2000" y de corrección de la liquidación de intereses moratorios referida al período fiscal "agosto de 2000", por un monto total de **UN MIL DOSCIENTOS OCHENTA Y SEIS MILLONES OCHOCIENTOS ONCE MIL TREINTA Y OCHO BOLÍVARES CON CUARENTA Y UN CÉNTIMOS (Bs. 1.286.811.038,41). Actualmente, el caso se encuentra en espera de decisión.** Las probabilidades de éxito en este caso son altas.

AREA ADMINISTRATIVO – ECONÓMICA:(Procedimientos de fiscalización llevados por el Ministerio de Finanzas referentes al anterior Régimen Cambiario 1994-1996.

- **EXP- 0808** Apertura de procedimiento administrativo el 26 de agosto de 2003 a la empresa Corporación Industrial ALPES, S.A. referente a la supuesta falta de pago de $5.321.716,20 correspondiente al 90% del valor FOB de las exportaciones amparadas en las declaraciones de aduanas que allí se indican, mediante el Auto de Apertura N° 0808 de fecha 26 de agosto de 2003. El 19 de noviembre se presentaron los escritos de alegatos. **Actualmente, el caso se encuentra en espera de decisión.**

tenedores de los Certificados de Custodia Negociables, el pago de capital e intereses por parte de **"EL EMISOR".**

La obligación de **"EL BANCO"** de realizar por cuenta de **"EL EMISOR"**, la custodia y emisión de los Certificados de Custodia Negociables, está sujeta a las condiciones siguientes:

a) **"EL BANCO"** debe haber recibido el Título Único y/o Macrotítulos por parte de **"EL EMISOR"**, dentro de los dos (2) días anteriores al inicio de la oferta pública de la serie que se trate.

b) **"EL BANCO"** debe haber recibido las instrucciones originales por parte de los Agentes de Colocación designados por **"EL EMISOR"**, previamente conformada por éste.

QUINTA:

"EL EMISOR" se obliga a suministrar a **"EL BANCO"** toda la información requerida para que éste pueda cumplir con las estipulaciones de este contrato. **"EL EMISOR"** se obliga a notificar de inmediato y por escrito a **"EL BANCO"**, cualquier hecho relevante relacionado con la Emisión de Papeles Comerciales, su circulación, su vencimiento.

SEXTA:

"EL BANCO" percibirá por sus servicios como AGENTE CUSTODIO la cantidad de **NOVECIENTOS MIL BOLIVARES (Bs. 900.000,00)** mensuales, contados a partir de la emisión de la oferta pública de la primera serie que integre la Emisión de Papeles Comerciales identificada en la cláusula primera de este contrato, los cuales serán debitados de la cuenta corriente N° 0104-0030-91-0300001963, que mantiene **"EL EMISOR"** en el **VENEZOLANO DE CREDITO, S.A. Banco Universal**, para lo cual **"EL EMISOR"** autoriza a **"EL BANCO"**, para efectuar dichos cargos mensuales.

SEPTIMA:

Este contrato tendrá vigencia desde la fecha de inicio de la colocación de la primera serie de Papeles Comerciales que integran la emisión a que se refiere este contrato y hasta tanto haya sido pagado el Título Único y/o Macrotítulos de la última serie que integre la emisión identificada en este contrato. Sin embargo, las partes de mutuo acuerdo podrán darlo por terminado en cualquier momento, previa notificación por escrito con al menos treinta (30) días de anticipación a la fecha de terminación.

OCTAVA:

De conformidad a lo establecido en las Normas sobre Prevención, Control y Fiscalización de las Operaciones de Legitimación de Capitales aplicables al Mercado de Capitales Venezolano" publicadas en la Gaceta Oficial N° 38.354 del 10 de enero de 2.006, será por cuenta de **"EL EMISOR"**, en caso de reservarse la colocación directa de la emisión, o de los agentes de

legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------------

[Letterhead of MANPA]

Caracas, September 22, 2006.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attn.: National Securities Registry

RECEIVED

Dear sirs:

We do hereby inform you that on September 15, 2006 SERIES IV corresponding to Issuance 2005-I of Commercial Papers of Manufacturas de Papel, C.A. (MANPA), S.A.C.A. amounting to Bs.3,000,000,000.00 issued on June 16, 2006 until September 15, 2006 for a 91-day period, at 8.50% per year was cancelled.

The amount paid amounted to THREE THOUSAND MILLION BOLIVARS WITH NO CENTS (Bs.3,000,000,000.00). In this connection, we attached hereto letters addressed to Banco Venezolano de Crédito authorizing to credit to the accounts of holders of Commercial Papers of this Series.

This Series was not renewed.

Sincerely,

Marina Fioravanti (signed) Illegible.

Corporate Treasury Manager

mfioravanti@manpa.com.ve

Phone 901. 2235/ 901.2329

Fax 901.2317 --

[Letterhead of MANPA]

Caracas, September 15, 2006

TES-E-475

Messrs.

BANCO VENEZOLANO DE CREDITO

Present.- Attn. Soraya Sanchez

We do hereby authorize debiting from the current account No.0104-0001-51-0010222125 the amount of **TWO HUNDRED THIRTY-FIVE MILLION SIX HUNDRED THOUSAND BOLIVARS WITH NO CENTS (Bs.235,600,000.00)** to be credited via Venezuelan Central Bank to Banco Mercantil of holders of Commercial Papers series 2005-I-IV issued by MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Client	Amount Bs.	Account
FONDO DE AHORRO Y PREVISION SOCIAL DE LOS TRABAJADORES DE INELECTRA	135,600,000.00	01050077030077615964
FONDO DE AHORRO Y PREVISION SOCIAL DE LOS TRABAJADORES DE INELECTRA	100,000,000.00	01050077030077615964
TOTAL	**235,600,000.00**	

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. (fdo.) Ilegible. -------------------

[Letterhead of MANPA]

Caracas, September 15, 2006

TES-E-476

Messrs.

BANCO VENEZOLANO DE CREDITO

Present.- Attn. Soraya Sanchez

We do hereby authorize debiting at Value Date 10/18/2006 from the current account No.0104-0001-51-0010222125 the amount of **TWO THOUSAND SEVEN HUNDRED SIXTY-FOUR MILLION FOUR HUNDRED BOLIVARS WITH NO CENTS (Bs.2,764,400,000.00)** to be credited to the following accounts due to maturity of Commercial Papers series 2005-I-IV issued by MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A

Client	Amount Bs.	Account
ABASCAL ALVAREZ FRANCISCO MARCELO	30,000,000.00	5010048399
BALZA GOMEZ JOSE RAMON	20,200,000.00	1080076777
BELTRAN CABRERA ADRIAN GUSTAVO	10,600,000.00	1010438973
CASTILLO GUILLEN JOSE ANGEL	9,900,000.00	1030234568
DUQUE ROMAN MARIA CECILIA	11,200,000.00	1310021667
TRUST BANCO VENEZOLANO DE CREDITO, S.A.C.A.	2,500,000,000.00	01040001580010039584
GIANNATTASIO PIORE RAFFAELE	10,300,000.00	1080075029
GOMEZ GOICOCHEA ENRIQUE JOSE	2,200,000.00	5310010865
GERRERO POLO LASTENIA DEL CARMEN	3,600,000.00	1110076661
HERNANDEZ SANCHEZ DEISY JACQUELINE	3,600,000.00	01040050371500000747
HERRERA URBINA MARIELA DEL VALLE	31,200,000.00	1010444272
INVERSIONES MEMOPA C.A.	17,800,000.00	0180014306
LA ROSA NOUEL TOMAS AUGUSTO	1,100,000.00	1280035242
MATOS LIRA OSCAR	6,200,000.00	1130018889
NORIEGA ALEN CARMEN JOSEFINA	2,500,000.00	1430006408
PALIZ SAUD KEMEL	13,200,000.00	1240023144

ROMERO RODRIGUEZ CATALINA	31,600,000.00	1140066067
VALIENTE CAÑIZALEZ JULIA MARGARITA	43,400,000.00	1190039664
VEIGA DE CARMONA MARIA ENCARNACIÓN	15,300,000.00	1310019786
	Total 2,764,400,000.00	

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. (fdo.) Ilegible. -------------------

Translator's Note:

At the upper right margin of each page there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 September 25 AM 8:55 FILE RECEIVED." ---

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 27th, 2006.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

Caracas, 22 de Septiembre de 2006.

SEÑORES
COMISION NACIONAL DE VALORES
Ciudad.-

COMISION NACIONAL DE VALORES
2006 SEP 25 AM 8:55
RECIBIDO

Atn. Registro Nacional de Valores

Estimados señores:

Por medio de la presente les notificamos que en fecha 15 de Septiembre de 2006, se procedió a cancelar la SERIE IV correspondiente a la Emisión 2005-I de Papeles Comerciales de Manufacturas de Papel, C.A. (MANPA), S.A.C.A., por un monto de Bs. 3.000.000.000,oo emitida en fecha 16 de Junio de 2006 hasta el 15 de Septiembre de 2006, por un plazo de 91 días, al 8.50% anual.

El monto cancelado alcanzo la cantidad de TRES MIL MILLONES CON 00/100 Bolívares (Bs. 3.000.000.000,oo). En este sentido se anexan cartas dirigidas al Banco Venezolano de Crédito autorizando a acreditar a las cuentas de los tenedores de Papeles Comerciales de esta Serie.

Esta Serie no se renovo.

Sin más a que hacer referencia,

Atentamente,

Marina Fioravanti
Gerente Corporativo de Tesorería
mfioravanti@manpa.com.ve
Tel. 901.2335 / 901.2329
Fax 901.2317

División Papel, Imprimir, Escribir, Embalar:
Teléfonos (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos (0243) 2401235 - 2401236
Bolsas:
Teléfonos (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina (ALPES)
Teléfonos (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club Piso 10
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT 0007464878
Teléfonos (0212) 9012311
www.manpa.com.ve

COMISIÓN NACIONAL DE VALORES
2006 SEP 25 AM 8:55
ARCHIVO
RECIBIDO

Caracas, 15 de septiembre de 2006
TES-E-475

Señores.
BANCO VENEZOLANO DE CREDITO **Att: Soraya Sanchez**
Presente.-

Por medio de la presente autorizamos a debitar de la cuenta corriente Nº 0104-0001-51-0010222125 la cantidad de **DOSCIENTOS TREINTA Y CINCO MILLONES SEISCIENTOS MIL BOLIVARES CON 00/100 (Bs. 235.600.000,00)** para ser acreditados vía Banco Central de Venezuela a las siguientes cuentas en Banco Mercantil de los tenedores de Papeles Comerciales serie 2005-I-IV emitidos por MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Cliente	Monto BS.	Cuenta
FONDO DE AHORRO Y PREVISION SOCIAL DE LOS TRABAJADORES DE INELECTRA	135.600.000,00	01050077030077615964
FONDO DE AHORRO Y PREVISION SOCIAL DE LOS TRABAJADORES DE INELECTRA	100.000.000,00	01050077030077615964
TOTAL	**235.600.000,00**	

Sin más que agregar.

Atentamente,

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

División Papel, Imprimir, Escribir, Embalar:
Teléfonos (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos (0243) 2401235 - 2401236
Bolsas:
Teléfonos (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A
Teléfonos (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av Francisco de Miranda con Av. El Parque
RIF J-00023530-9
NIT 0001-84878
Teléfonos (0212) 2012311
www.manpa.com.ve

COMISIÓN NACIONAL DE VALORES
2006 SEP 25 AM 8: 55
RECIBIDO

Caracas, 15 de septiembre de 2006
TES-E-476

Señores.
BANCO VENEZOLANO DE CREDITO
Presente.-

Att: Soraya Sánchez

Por medio de la presente autorizamos a debitar de la cuenta corriente Nº 0104-0001-51-0010222125 la cantidad de **DOS MIL SETECIENTOS SESENTA Y CUATRO MILLONES CUATROCIENTOS MIL BOLIVARES CON 00/100 (Bs. 2.764.400.000,oo)** para ser acreditados a las siguientes cuentas de los tenedores de Papeles Comerciales serie 2005-I-IV emitidos por MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Cliente	Monto BS.	Cuenta
ABASCAL ALVAREZ FRANCISCO MARCELO	30.000.000,00	0104000150501004839[illegible]
BALZA GOMEZ JOSE RAMON	20.700.000,00	1080076777
BELTRAN CABRERA ADRIAN GUSTAVO	10.600.000,00	1010438973
CASTILLO GUILLEN JOSE ANGEL	9.900.000,00	1030234568
DUQUE ROMAN MARIA CECILIA	11.200.000,00	1310021667
FIDEICOMISO BANCO VENEZOLANO DE CREDITO, S.A.C.A.	2.500.000.000,00	0104000158001003958[illegible]
GIANNATTASIO PIORE RAFFAELE	10.300.000,00	1080075029
GOMEZ GOICOCHEA ENRIQUE JOSE	2.200.000,00	5310010865
GUERRERO POLO LASTENIA DEL CARMEN	3.600.000,00	1110076661
HERNANDEZ SANCHEZ DEISY JACQUELINE	3.600.000,00	0104005037150000074[illegible]
HERRERA URBINA MARIELA DEL VALLE	31.200.000,00	1010444272
INVERSIONES MEMOPA, C.A.	17.800.000,00	0180014306
LA ROSA NOUEL TOMAS AUGUSTO	1.100.000,00	1280035242
MATOS LIRA OSCAR	6.200.000,00	1130018889
NORIEGA ALEN CARMEN JOSEFINA	2.500.000,00	1430006408
PALIZ SAUD KEMEL	13.200.000,00	1240023144
ROMERO RODRIGUEZ CATALINA	31.600.000,00	1140066067
VALIENTE CAÑIZALEZ JULIA MARGARITA	43.400.000,00	1190039664
VEIGA DE CARMONA MARIA ENCARNACION	15.300.000,00	1310019786
	Total	
	2.764.400.000,00	

Sin más que agregar.

Atentamente,

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of MANPA]

Caracas, September 13, 2006.

MESSRS.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Public Offer of Securities

City.-

Attn. National Securities Registry

Dear Sirs:

Attached hereto please find one (01) original and three (3) copies of the newspaper ad corresponding to Issuance 2005-I, Series VI of Commercial Papers at Bearer of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Should you have any further question please do not hesitate to contact us,

Sincerely,

Marina Fioravanti (signed) Illegible.

Corporate Treasury Manager

mfioravanti@manpa.com.ve

Phone 901. 2235/ 901.2329

Fax 901.2317--

[Logotype of MANPA]

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

PUBLIC OFFER OF COMMERCIAL PAPERS AT BEARER

ISSUANCE 2005-I

The authorization granted by the National Securities and Exchange Commission for the present Issuance was registered with the National Securities and Exchange Registry as of September 30, 2005 as per Resolution No.146-2005 for a maximum amount of Bs.10,000,000,000.00, and will be in effect for one (1) year from the date of issuing the first series.

The General Shareholders' Meeting of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. held on March 17, 2005 approved and empowered the Board of Directors to set the terms and conditions of issuance. The Board of Directors authorized the Issuance and Public Offer of Commercial Papers in its meeting No. 934 held on July 29, 2005.

On September 13, 2006 MANPA Corporate Finance Vice-President by the powers vested upon him by meeting of the Board of Directors held on July 29, 2005 agreed the issuance of the present series:

TOTAL AMOUNT OF SERIES IV

Bs.4,000,000,000.oo

The present series is represented by a Sole Bond amounting to Bs.4,000,000,000.oo which will be under custody at the office premises of Venezolano de Crédito, S.A. Banco Universal, in its capacity as Custody Agent which in turn will issue Negotiable Custody Certificates equal to the number of investors the series may own.

The Common Representative of Holders: Venezolano de Crédito, Banco Universal

PLACEMENT PRICE: **At discount**

PLACE AND DATE OF ISSUANCE: **YIELDING %**

Caracas, September 18, 2006

MATURITY DATE: Caracas, October 18, 2006 **360-day basis**

TERM: **360 days**

PAYMENT FASHION: **Par value payable upon maturity**

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A. Category "A": Subcategory "A2"
CLASIFICADORES ASOCIADOS S&S, C.A. Category "A": Subcategory "A2"

Payment place: The par value of these bonds will be paid when due at MANPA office premises situated in Avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaíto, Caracas, Phone 901-2335 – 901-2245.

The minimum amount of investment cannot be less than One Hundred Thousand Bolivars (Bs.100,000.00).

PLACEMENT AT BIGGER EFFORTS

PLACEMENT AGENT VALORES VENCRED CASA DE BOLSA, S.A.

[Address and phones]

Please request the Prospectus of Issuance authorized by the National Securities and Exchange Commission to the aforementioned Placement Agent or access the website www.manpa.com.ve Primary placement of bonds will begin on September 18, 2006 and have a term of 15 continuous days.

PUBLICITY AUTHORIZED BY THE NATIONAL SECURITIES AND EXGHANGE COMMISSION.

Translator's Note:

At the upper right margin of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION 2006. September 13 P.M. (illegible) FILE RECEIVED." --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 27th, 2006.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

COMISION NACIONAL DE VALORES 2006 SEP 13

Caracas, 13 de septiembre de 2006.

SEÑORES
COMISION NACIONAL DE VALORES
Oferta Pública de Títulos Valores
Ciudad.-

Atención: **Registro Nacional de Valores**

Estimados señores:

Anexo a la presente sírvase encontrar un (01) original y tres (3) copias del Aviso de Prensa correspondiente a la emisión 2005-I, Serie VI de Papeles Comerciales al portador de Manufacturas de Papel C.A (MANPA), S.A.C.A.

Sin más que agregar y a su disposición para cualquier aclaratoria adicional,

Atentamente,

Marina Fioravanti
Gerente Corporativo de Tesorería
mfioravanti@manpa.com.ve
Tel. 901.2335 / 901.2329
Fax 901.2317

COMISION NACIONAL DE VALORES

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado:	Bs. 45.880.188.480,oo
Capital Pagado:	Bs. 22.940.094.240,oo
Capital Suscrito:	Bs. 22.940.094.240,oo

OFERTA PUBLICA DE PAPELES COMERCIALES AL PORTADOR EMISION 2005-I

La autorización otorgada por la Comisión Nacional de Valores para la presente Emisión fue inscrita en el Registro Nacional de Valores el 30 de Septiembre de 2.005 según Resolución No. 146-2005, por un monto máximo de Bs. 10.000.000.000,00 y tendrá vigencia de un (01) año, contados a partir de la emisión de la primera serie.
La Asamblea General Ordinaria de Accionistas de Manufacturas de Papel, C. A. (MANPA) S. A. C. A., celebrada el 17 de Marzo de 2.005 aprobó y faculto a la Junta Directiva para la determinación de los términos y las condiciones de la emisión. La Junta Directiva autoriza la Emisión y Oferta Pública de Papeles Comerciales en su sesión No 934 celebrada el 29 de Julio de 2.005
El Vicepresidente Corporativo de Finanzas de MANPA, el 13 de Septiembre de 2.006, mediante atribuciones conferidas en reunión de Junta Directiva del 29 de Julio de 2.005, acordó la emisión de la presente serie:

MONTO TOTAL DE LA SERIE VI
BS. 4.000.000.000,oo

La presente serie está representada por un Titulo Unico por el monto de Bs. 4.000.000.000,oo, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de inversionistas que posea la serie.
El Representante Común de los Tenedores: Venezolano de Crédito, S.A., Banco Universal

PRECIO DE COLOCACION: A descuento

RENDIMIENTO %
Base 360 Días

LUGAR Y FECHA DE EMISION: Caracas, 18 de Septiembre de 2006
FECHA DE VENCIMIENTO: Caracas, 18 de Octubre de 2006
PLAZO: 30 días
FORMA DE PAGO: Valor Nominal pagadero al vencimiento

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.	**Categoría "A" Subcategoría "A2"**
CLASIFICADORES ASOCIADOS S&S, C.A	**Categoría "A" Subcategoría "A2"**

Lugar de Pago: El valor nominal de estos títulos serán pagados a su vencimiento en las oficinas de MANPA situadas en la avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, Caracas. Teléfono: 901.23.35 – 901.22.45.

El monto mínimo de la inversión *no podrá ser inferior* a Cien Mil Bolívares (Bs. 100.000,00)

COLOCACIÓN A MAYORES ESFUERZOS
AGENTE DE COLOCACION

VALORES VENCRED CASA DE BOLSA, S.A.

Avenida Alameda, San Bernandino, Venezolano de Crédito, S.A., Banco Universal, Piso 1, ala Oeste
Telfs: 806.68.60 806.68.71
Solicite el Prospecto de la Emisión, autorizado por la Comisión Nacional de Valores, al Agente de Colocación antes señalado.
La colocación primaria de los títulos se iniciará el 18 de Septiembre de 2.006, con un plazo de 15 días continuos.

legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

RECEIVED
2007 JAN 24 A 11: 03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[Letterhead of MANPA]

Caracas, September 15, 2006.

Messrs.

President and other members of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office.-

We do hereby make known that MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. has at date no pending litigation or civil, commercial, tax or labor actions that may significantly affect, directly or indirectly, its financial standing and/or shareholders' equity situation.

This certification is issued at the request of the National Securities and Exchange Commission.

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Nelly González (signed) Illegible.

Lawyer.

Corporate Vice-presidency of Legal Matters.

<u>Translator's Note</u>:

At the upper right margin of there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 September 15 PM (illegible) FILE RECEIVED." ------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 27th, 2006.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

RECIBIDO

Caracas, 14 de Septiembre de 2006

Señores:
Presidente y demás miembros de la
COMISION NACIONAL DE VALORES
Su Despacho.-

Por medio del presente hago constar que **MANUFACTURAS DE PAPEL, C. A. (MANPA) S.A.C.A.**, a la fecha no tiene litigios o reclamaciones civiles, mercantiles, fiscales o laborales pendientes, que pudieran afectar significativamente, directa o indirectamente, su situación financiera y/o patrimonial.

Constancia que emito a solicitud de la Comisión Nacional de Valores.

Atentamente,

MANUFACTURAS DE PAPEL, C. A.
(MANPA) S. A. C. A.

Nelly González
Abogado
VP Corp. de Asuntos Legales

legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------------

[Letterhead of MANPA]

Caracas, September 13, 2006.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attn. National Securities Registry

Dear sirs:

Enclose hereto please find the certification of the conditions, fashions and other matters of the Sixth Series of issuance of Commercial Papers 2005-I at bearer of Manufacturas de Papel C.A. (MANPA) S.A.C.A.

Having no further matter to discuss, please do not hesitate to contact us.

Sincerely,

Marina Fioravanti (signed) Illegible.

Corporate Treasury Manager

mfioravanti@manpa.com.ve

Phone 901. 2235/ 901.2329

Fax 901.2317--

[Letterhead of MANPA]

Caracas, September 13, 2006.

CERTIFICATION

I, Juan Antonio Lovera, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.5534882, acting in my capacity as Corporate Finance Vice-President of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. and in compliance with the powers vested upon me by minutes of the Board of Directors dated July 29, 2006 do hereby declare that:

The conditions, fashions and other matters for the Sixth Series of Issuance of Commercial Papers 2005-I are as follows:

Securities:

Commercial Papers at Bearer.

Total amount authorized for issuance:

Ten Thousand Million Bolivars (Bs.10,000,000,000.00).

Total amount of the Fourth Series:

Four Thousand Five Hundred Million Bolivars (Bs.4,000,000,000.00).

Type of Placement:

Placement at bigger efforts, Valores Vencred Casa de Bolsa, S.A. acting as placement agent.

This series is represented by a Sole Bond amounting to Bs.4,000,000,000.00, which will be under custody at the office premises of Venezolano de Crédito, S.A., Banco Universal, in its capacity as Custodian Agent, which in turn will issue Negotiable Custody Certificates equal to the number of Investors owning the series.

Place and date of issuance:

Caracas, September 18, 2006.

Maturity Date:

Caracas, October 18, 2006.

Term:

30 days.

Placement price:

At discount.

Yielding:

The corresponding yielding of securities will be set with two (2) days prior the date of beginning placement, which will be published in a newspaper ad on the day of placement. The yielding will be calculated based on a month of thirty (30) days, a year of three hundred sixty (360) days.

Payment place:

Securities par value will be paid at maturity upon submission of custody certificate at the business premises of Manufacturas de Papel, C.A. (Manpa) S.A.C.A. situated in Avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto – Caracas, Phone 9012245.

It is hereby understood that primary placement of series which characteristics have been described herein will be carried out on September 18, 2006 and the regulations in effect regarding capital market and particularly, in regard to the "Standards Related to Issuance, Public Offer and Negotiation of Commercial Papers" issued by the National Securities and Exchange Commission shall be complied with.

Offer term:

Fifteen (15) continuous days from September 18, 2006.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Juan Antonio Lovera (signed) Illegible.

Corporate Finance Vice-President.

jlovera@manpa.com.ve

Phone 9012335 Fax 9012317---

Translator's Note:

At the upper margin of each of the three (3) folios of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND

EXCHANGE COMMISSION 2006. September 13 P.M. 1:(illegible) FILE RECEIVED." --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, December 5th, 2006.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

Caracas, 13 de Septiembre de 2006.

SEÑORES
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: Registro Nacional de Valores

Estimados señores:

Anexo a la presente sírvase encontrar la certificación de las condiciones y modalidades y demás para la Sexta Serie de la emisión de Papeles Comerciales 2005-I al portador, de Manufacturas de Papel C.A.(MANPA), S.A.C.A.

Sin más que agregar y a su disposición para cualquier aclaratoria adicional,

Atentamente,

Marina Fioravanti
Gerente Corporativo de Tesorería
mfioravanti@manpa.com.ve
Tel. 901.2335 / 901.2329
Fax 901.2317

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas, 13 de Septiembre de 2006.

CERTIFICACION

Yo, Juan Antonio Lovera, venezolano, mayor de edad, de este domicilio, titular de la Cédula de Identidad N° 5.534.882, actuando en mi carácter de Vicepresidente Corporativo de Finanzas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. y de acuerdo a las atribuciones conferidas a mi persona según acta de Junta Directiva de fecha 29 de julio de 2005 declaro:

Las condiciones, modalidades y demás para la Sexta Serie de la emisión de Papeles Comerciales 2005-I son las siguientes:

Títulos:	Papeles Comerciales al Portador
Monto total autorizado de la emisión:	Diez Mil Millones de Bolívares con 00/100 (Bs. 10.000.000.000,00)
Monto total de la Sexta Serie :	Cuatro Mil Millones de Bolívares con 00/100 (Bs. 4.000.000.000,00)
Tipo de colocación:	Colocación a mayores esfuerzos, actuando como agente de colocación: Valores Vencred Casa de Bolsa S.A.

Esta serie está representada por un Titulo Unico por el monto de Bs. 4.000.000.000.00, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de Inversionistas que posea la serie.

Lugar y fecha de emisión:	Caracas, 18 de Septiembre de 2006
Fecha de vencimiento:	Caracas, 18 de Octubre de 2006.
Plazo:	30 días
Precio de la colocación:	A descuento

Rendimiento: El respectivo rendimiento de los títulos se fijara con dos (02) días de anterioridad a la fecha de inicio de la colocación, la cual será publicada mediante aviso de prensa, el día de la colocación. El mismo se calculará en base al mes de treinta (30) días, año de trescientos sesenta días (360)

Lugar de pago: El Valor Nominal de los títulos, serán pagados a su vencimiento, contra presentación del certificado de custodia, en las oficinas de Manufacturas de Papel, C.A. (Manpa) S.A.C.A. ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaito – Caracas, Teléfono 9012245

Queda entendido que la colocación primaria de la serie cuyas características se han descrito se realizará el 18 de Septiembre de 2006 y que deberá cumplirse a este respecto la normativa existente en materia de mercado de capitales y específicamente, a lo dispuesto en las "Normas Relativas a la Emisión, Oferta Publica y Negociación de Papeles Comerciales" emanadas de la Comisión Nacional de Valores.

Plazo de oferta: Quince (15) días continuos a partir del 18 de Septiembre de 2006.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas
jlovera@manpa.com.ve
Teléfono: 901 23 35 FAX: 901 23 17

legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Logotype of MANPA] PROSPECTUS

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

www.manpa.com.ve

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

RECEIVED
2007 JAN 26 A 11:13

PUBLIC OFFER OF

COMMERCIAL PAPERS AT BEARER

MAXIMUM AUTHORIZED AMOUNT TO CIRCULATE:

Bs. 15,000,000,000.00

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.	CATEGORY "A" SUBCATEGORY "A2"
FITCH VENEZUELA, SOCIEDAD CALIFICADORA DE RIESGO, S.A.	CATEGORY "A" SUBCATEGORY "A2"
CLASIFICADORES ASOCIADOS S&S,C.A	CATEGORY "A" SUBCATEGORY "A2"

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL

COMMON REPRESENTATIVE OF COMMERCIAL PAPERS HOLDERS

ISSUANCE: 20065-I

The Present Issuance of Commercial Papers was approved in General Shareholders' Meeting held on April 21, 2006 registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of May 3, 2006 No.26,

Volume 57-A-Pro, and approved by the Board of Directors as per Minute No. 947 as of July 30, 2006.

CERTIFICATION BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION: "THE NATIONAL SECURITIES AND EXCHANGE COMMISSION DOES HEREBY CERTIFY THAT ALL THE STANDARDS RELATED TO ISSUANCE, PUBLIC OFFER AND NEGOTIATION OF COMMERCIAL PAPERS HAVE BEEN COMPLIED WITH IN REGARD TO THE AUTHORIZATION REQUEST TO MAKE A PUBLIC OFFER IN THE TERMS AND CONDITIONS DESCRIBED IN THIS PROSPECTUS. THE NATIONAL SECURITIES AND EXCHANGE COMMISSION DOES NOT CERTIFY THE QUALITY OF THE INVESTMENT."

Authorization to issue Commercial Papers was registered with the National Securities Registry by Resolution No. 125-2006 as of September 29, 2006 and will be in effect for one (1) calendar year from the day following the date of issuance of the first series.

1. BASIC INFORMATION ABOUT ISSUANCE

1.1. Type of Document:

Commercial papers at bearer.

1.2. Maximum Amount Authorized to Circulate:

The maximum amount of commercial papers that may be in circulation at any moment while the authorization is in effect amounts to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo). The authorization will be in effect for one (1) calendar year from the day following the date of issuing the first series, which shall be publicly offered within the three (3) months following the date of receiving the authorization granted by the National Securities and Exchange Commission.

1.3. Issuances:

Issuances may be carried out in one or more series, simultaneously or consecutive, which may be in bolivars and can not be inferior to the ten per cent (10%) of the maximum amount authorized.

The total amount, at par value, of the series in circulation shall not exceed at any time the global amount authorized of FIFTEEN THOUSAND MILLION BOLIVARS WITH 00/100 (Bs.15,000,000,000.oo). For the purposes of calculating the maximum amount

in circulation, the par value of the Commercial Papers issued but not placed in the market will not be computed.

1.4. Periods:

The securities will have a fixed maturity neither less than fifteen (15) days nor more than three hundred sixty (360) days from the date of issuance, pursuant to the provisions of Article No.50 of the CAPITAL MARKET LAW. The periods will be defined in the corresponding newspaper publication at the beginning of placement of each series.

Maturity shall neither be anticipated nor after the expiration date of the authorization granted by the National Securities and Exchange Commission, pursuant to Article No. 2 of the Standards related to Issuance, Public Offer and Negotiation of Commercial Papers. Only in case of default, the meeting of holders of commercial papers shall agree upon a longer term.

1.5. Price to the Public:

The price to the public of the primary placement of securities of commercial papers comprising each series issued, which is based on this authorization, shall be at its par value, at discount or with premium.

The respective interest rates and the effective yielding are defined in item 1.7 of this prospectus.

1.6. Placement:

Placement of each series of the present issuance shall be made under any of the following placement systems: "Placement based on Bigger Efforts", "A Firm Placement" or "Guaranteed", as determined for each series.

THE ISSUER shall directly place the series that may be issued based on this authorization, being able to use the Public Brokers of Securities as Distribution Agents. The relevant PLACEMENT AGENT or AGENTS will be determined for this series, and this will be evidenced in the corresponding newspaper notice.

1.7. Interests or Yielding:

The corresponding interest rates and their effective yielding will be determined at the moment of initial placement of each series, and will be stated in the corresponding Sole Bond and notified in the relevant newspaper notices.

1.8. Custody of Securities:

Each series to be issued, based on this authorization, will comprise one Sole Bond amounting to the series effectively placed, which shall remain in custody by Venezolano de Crédito, S.A. Banco Universal that will issue Negotiable Custody Certificates equal to the number of investors each series own.

1.9. Common Representative of Holders of Commercial Papers:

The Board of Directors of Manufacturas de Papel , C.A. (MANPA) S.A.C.A. , in Meeting held on June 30, 2006 agreed to appoint Venezolano de Crédito, S.A. Banco Universal as Common Representative of the Holders of Commercial Papers, such appointment was approved by the National Securities and Exchange Commission as of September 29, 2006 under No.125-2006.

1.10. Secondary Market:

Within the twenty (20) days following the date when the primary placement process of each series has ended, the registration of the Sole Bond or Bonds part of such series can be requested to Bolsa de Valores de Caracas, C.A.

1.11. Payment of Securities:

The securities that are part of each series will be paid when due by Manufacturas de Papel, C.A. (MANPA) S.A.C.A., situated in Avenida Francisco de Miranda con esquina El Parque, Torre Country Club, Piso 11, Chacaíto, Caracas.

1.12. Use of Funds:

Funds from placing the present issuance of Commercial Papers will be one hundred per cent (100%) destined to cover the needs of the Working Capital understood as the difference between the Accounts Receivable plus the inventories less the Accounts payable. This difference is normally produced by the existing imbalance among purchasing raw materials, processing raw materials and transforming them into finished products, selling the product and further collecting the sale.

1.13. Risk Qualifiers:

In compliance with the provisions of the Standards related to Issuance, Public Offer and Negotiation of Commercial Papers, the results from the risk qualification process of the commercial papers comprising the present public offer are indicated herein below:

- **CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.**

"The Qualifying Board grants the present issuance the category **A,** sub-category **A2**".

This classification is based on:

- In 2005 and 2006, the continuous overvaluation of the Bolivar has impacted Manpa operations, encouraging paper import (mainly white paper) and reducing exports. Nevertheless, Manpa holds a solid operating margin: 9.8% during the first semester of 2006 and 10.8 during the fiscal year 2005.
- Interest coverage is comfortable (11 times during the first semester of 2006). Low interest rates will continue *favoring* servicing the debt which is fully contracted in bolivars. The net financial debt represents a low percentage of sales from the Issuer and of its equity.
- Manpa keeps high cash proportion of the current assets in order to face the adverse cycles of the industry. At 6/30/06 Cash and cash equivalents are equivalent to 60% of the financial debt.
- Overvaluation of the Bolivar may be corrected at the beginning of 2007, reducing the threat of imports in the sector and increasing competitiveness of exports.
- **FITCH VENEZUELA, SOCIEDAD CALIFICADORA DE RIESGO, S.A.**

"The Qualifying Board grants the present issuance the category **A,** sub-category **A2**".

This classification is based on:

- Manpa represents one of the most acknowledged companies of the pulp and paper sector in Venezuela, with over 50 years of operations, offering intermediate and finished products in the segments of hygienic paper, bags, packages, reams, continuous forms, school products and office products. Its strategy has been oriented to its consolidation as an integrated paper company in order to face the cycles typical of the paper business. The company has also carried out an operating and administrative restructuring in order to improve its efficiency levels.
- During the years 2004 and 2005 the sales level in MT indicated a growing tendency in regard to the year 2003 due to the increase of the actual Gross Internal Product whereas for the last year, the lesser devaluation of the Bolivar favored relative prices of imported products. In this way, the sales volume

experienced during the year 2005 a decreased of 11% in regard to the previous year. However, in the case of hygienic paper sales, these have kept a growing tendency since the year 2004.

- MANPA has kept a solid market position at a national level in its more important segment (hygienic paper), currently reaching, according to management information, a close participation circa 40%. This market positioning is a consequence of investments made in plant in order to carry out the necessary technology improvements to obtain competitive products as well as the broad distribution network it owns at a *national* level. Within the sector of printing and writing as well as packaging and wrapping the company represents the main manufacturer of products for these segments, being its market participation unfavorable during the last years due to the entry of imported products.
- MANPA keeps leveraging indicators and debt coverage although these indicators worsened in the year 2005. Thus, the increase in paying cash dividends during the year 2005 resulted in an increase of the financial debt for the period, with which the total debt relation adjusted to EBITDA was increased up to 0.8 times. For its part, coverage of financial expenses was placed to 15.8 times, being reduced in regard to the year 2004. Although the increase of the short-term financial debt, MANPA keeps proper liquidity indicators, being that the EBITDA index to financial expenses and short-term debt was placed to 1.2 times and its cash flow allows for covering the work capital needs.
- MANPA operations during the first 6 months of the fiscal year 06, ended at June 30, 2006 indicated a new decrease of the EBITDA margin for the effect of increase of production costs that have not been transferred to sale prices. However, proper handling of the work capital allowed for a reduction of the financial debt keeping payment policy of significant cash dividends, indicating an improvement of the leveraging and liquidity indicators.
- It is important to point out that when MANPA has increased its leveraging levels its financial profile keeps being solid. Its exposure to paper market cycles at an international level, the impact of price controls in a portion of its products and the

policy of dividends registered in the last years may negatively affect the performance of its leveraging indicators, liquidity and its cash flow, even though the financial flexibility observed in the past would lead to foresee that these indicators would be kept at levels similar to the classification granted.

- **CLASIFICADORES ASOCIADOS S&S, SOCIEDAD CALIFICADORA DE RIESGO, C.A.**

"The Qualifying Board grants the present issuance the category **X**, sub-category **X**"

This classification is based on:

MANPA has been able to stabilize its financial results that have been affected at closure of December 05 by some adverse market conditions, in the segments that concentrate the most part of its Income like the impact to imports to its white paper line. Nevertheless, with the recovery in the consumption of hygienic paper and the reduction that according to the Management it has been registered during the last months of imports, it is expected that the equilibrium achieved so far is kept through the issuance term of this series of commercial papers.

These reports do neither entail a suggestion to purchase, sell or maintain qualified securities nor a guarantee to pay the securities. These reports are some appraisals of the probability that the capital of the security and its yielding are paid in due time.

2. INFORMATION ABOUT THE ISSUING ENTITY.

2.1. Name, Main Activity, Domicile and Duration

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is a company of those stipulated in the Code of Commerce. It has its domicile in the city of Caracas, and according to the provisions of Clause No.2 of its regulations, it may establish plants, manufacturing plants, agencies or branches where the Company Board of Directors deems necessary or convenient. The duration of the Company is until December 31 of the year two thousand fifty-one (2051), pursuant to the provisions of the General Shareholders' Meeting held on April 22, 1994 which Minute was registered with the First Commercial

Registry Office of the Judicial Circuit of the Federal District and Miranda State as of May 24, 1994, under No.24, Volume 55-A-Pro.

Legal Purpose

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., pursuant to the provisions of Clause No.1 of its By-laws, is a stock-holding company which main purpose is to manufacture paper pulp, paper and any kind of paper-related articles, specially, sacks and bags of all kind, printed or not; and, in general, the industrialization of paper in the broadest sense. It may likewise establish, take part in whatever the way or acquire shares from other companies, that may or may not have connection with the main purposes of the company; enter into any type of agreements, even though they may not be related to the production of paper, its industrialization and manufacturing, acquire or receive for any security any type of movable or immovable goods and values of any nature, as well as to dispose of or encumber such goods.

Address of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. :

Caracas Office:

Avenida Francisco de Miranda con Esquina El Parque, Torre Country Club, Piso 11, Chacaíto, Caracas.

Phones: (0212) 901 23 35

Fax: (0212) 901 23 17

The web site of the company is www.manpa.com.ve

Plants:

"I.E.E." Mill Division and "F.C.R.R." Division:

Avenida Aragua, Maracay, Aragua State.

Phones: (0243) 240 11 15 – 240 11 16– 240 10 90

Fax: (0243) 240 10 33

Hygienic Paper Mill Division:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Aragua State.

Phones: (0243) 240 75 48 – 240 74 88

Fax: (0243) 272 39 02

Bag Conversion Division, Sack Division and School and Office Product Conversion Division:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Aragua State.

Phone: (0243) 240 10 01

Fax (0243) 234 58 56

2.2. Registry Data:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. was established in 1950. The Articles of Incorporation and By-Laws of the company were registered with the Commercial Registry kept by the Court of First Instance in Commercial Matters of the Federal District, on March 31, 1950 under No.379, Volume 1-B (File No.3251). Its last amendment to the by-laws was registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State on July 14, 1999 under No.35, Volume 141-A-Pro.

2.3. Managerial and Executive Personnel:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is administered by a Board of Directors comprised of eleven (11) Main Members and eleven (11) Acting Members who last two (2) years in office. The current Board of Directors was elected in the General Shareholder's Meeting held on April 21, 2006.

Main Directors:

CARLOS DELFINO T. – Chairman of the Board of Directors

Bachelor of Administrative Sciences; Second Vice-President of Corporación Industrial de Energía, C.A., Acting Director of Turboven Company, Acting Director of Turbogeneradores Maracay , C.A., Acting Director of Turboogeneradores de Venezuela, C.A., Director of C.A. Fábrica Nacional de Cementos; Director of Cementos Táchira, C.A., Executive President of Inmuebles y Valores 231107, S. A., Former Chairman of the Board of Directors of Corporacion Forestal Imataca; Former Director of Banex Mercado de Capitales; Former Chairman of the Board of Directors of C.A. Fábrica Nacional de Cementos; Former Chairman of the Board of Directors of C.A. Cementos Táchira and Former President of Asociación Venezolana de Productores de Cementos.

JUAN CARLOS CARPIO DELFINO – Main Director

Bachelor of Administration; Executive President of Agroindustrial and Agropecuaria Mandioca, C.A., second Vice-President of Inmuebles y Valores 231107, S.A. and Director of Corporación Industrial de Energía, C.A.; President of Consorcio Latinoamericano y del Caribe para el Desarrollo e Investigación de la Yuca (CLAYUCA) and Memeber of the "Junta Nacional de la Yuca."

ALFREDO EDUARDO TRAVIESO PASSIOS – Main Director

Lawyer graduated from Universidad Católica Andrés Bello, undertook postgraduate studies at the same university and at Michigan University, the United States of America. Main member of the Law Firm Tinoco, Travieso, Planchart & Nuñez; President of Hamburg Süd de Venezuela, C.A. and Group Emboca, C.A.; Main Director of the Board of Directors of Mercantil Servicios Financieros, C.A. and of Banco Mercantil, C.A. (Banco Universal), Commerce Bank Holding Corp., Corporación Industrial de Energía, C.A., Centro Comercial Judibana, C. Hellmund & Cía, Tapas Corona, S.A.; ARS Publicidad S.A., Venamcham; President of the Venezuelan Association of Tax Law and Member of the Venezuelan Association of Tax Law, Member of the International Bar Association and Member of International Academy State & Trust.

GUSTAVO GOMEZ RUIZ- MAIN DIRECTOR

Architect, Architect Director of GS Arquitectura SRL; Managing Director of GRS Construcciones C.A.; Director of Inversiones Transbanca, Director of Jardines El Cercado, C.A.; Director of Banco Hipotecario Activo; former Architect of the Architecture Division of Técnica Constructora; former Director of Banco Hipotecario del Centro; former Director of Sociedad Financiera Mercantil; former Main Director of Banco Caracas; former Director of Bolívar Banco and former Director of Dragados y COstrucciones de Venezuela.

ARNALDO AÑEZ DELFINO – Main Director

Bachelor of Administration, Managing Director of Proyectos y Realización de Empresas, C.A., Cosultant Director of Empresas Inmobiliarias, former Assistant to the Cost Control Plant Management of C.A. Fábrica de Papel de Maracay and Former Director of Corporación Industrial de Energía, C.A.;

ELENA DELFINO P. – Main Director

Lawyer, Acting Director of Corporación Industrial de Energía, C.A., Former Director of Corporación Forestal Imataca, C.A. and Former of Aserradero Venwood C.A.

ALICIA PAPARONI M. – Main Director

Surgeon specialized in Pediatrics and Director of Corporación Industrial de Energía, C.A.

CARLOS HENRIQUE PAPARONI – Second Vice-President of the Board of Directors

Lawyer, President of Board of Directors of Inmuebles y Valores 231107, S.A. and Director of Corporación Industrial de Energía, C.A.

NELSON ISAMIT – MAIN DIRECTOR

Industrial Engineer, Analyst of Statistical Control, Postgraduate from Instituto Tecnologico y de Estudios Superiores de Monterrey (Mexico), Former Plant Manager of Autopartes Nacionales (Autoparna) (1983-2003) and Main Director of Corporación Industrial de Energía,C.A.

CELESTINO MARTÍNEZ P. – First Vice-President of the Board of Directors

Civil Engineer; Master in Civil Engineering; Master in Industrial Engineering; PhD-Stanford in Industrial Engineering; Executive President and Director of Corporación Industrial de Energía C.A.; First Vice-President of Inmuebles y Valores 231107, S.A., Director of C.A. Fábrica Nacional de Cementos, Director of Cementos Táchira, C.A., Main Director of Turboven Company, Main Director of Turbogenradores Maracay, C.A. and Main Director of Turbogeneradores de Venezuela, C.A.

JULIO BUSTAMANTE – Main Director

Director, Representative and Shareholder of Agropecuaria Dos Caminos, C.A.; Grupo Las Plumas de Althogar, C.A.; Representative and Director of Fundación Museo Nacional de la Agricultura; Director of Corporación Industrial de Energía, C.A.; Main Director of Inmuebles y Valores 231107 S.A.; Representative of Centro de Estudios Los Caminos, Director of Arrocera Piedras Blancas, C.A., Former President and Member of the Board of Directors of Sociedad de Ganaderos de Portuguesa and Former Director of the Sociedad de Ganaderos de Venezuela.

Acting Directors:

ALBERTO DELFINO T – Acting Director

Bachelor of Business Administration and Marketing; Acting Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, S.A.

RICARDO DELFINO M – Acting Director

Bachelor of Administration; Executive President of Cement Express, C.A., of Transporte 2993, C.A. and Transporte Transbk, C.A.; Acting Director of Corporación Industrial de Energía C.A. and Acting Director of Inmuebles y Valores 231107 S.A.

ARMANDO MARTÍNEZ M – Acting Director

Civil Engineer; Master in Operation Research – Cornell, Master Decisions Analysis - Stanford, PHD Engineering Management – Stanford, Acting Director of Turboven Company, Acting Director of Turbogeneradores Maracay, C.A., Acting Director of Turbogeneradores de Venezuela, C.A., General Manager of Soltuca, Director of Corporación Industrial de Energía,C.A.

GUILLERMO SALAS DELFINO – Acting Director

Bachelor in Physics; Postgraduate studies in Physics; Former Director of Corporación Industrial de Energía, C.A.; Representative and Constructor of sundry real estate developments (Desarrollo Turístico Puinare, C.A. and Construcciones Rhone, C.A.).

MIGUEL ENRIQUE CARPIO DELFINO – Acting Director

Architect; Founder of Instituto de Arquitectura Urbana; Member of the Directing Council of the Instituto de Arquitectura Urbana; Acting Member of the Board of Directors of Banco Exterior, C.A.; Member of the Board of Directors of Fundación de la Vivienda Popular; Former Director of Corporación Industrial de Energía, C.A. and Former Professor of Universidad Simón Bolívar, active member of the Cámara Nacional Inmobiliaria (Venezuelan Chamber of Real Estate).

CARLOS SOTO RIVERA – Acting Director

Radiologist; Director of Hospital de Clínicas Caracas and of Inmuebles y Valores 231107, S.A. and Former First Vice-President of Corporaicón Industrial de Energía C.A.

ALEJANDRO DELFINO T – Acting Director

Bachelor of Business Administration; Executive President of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.; Acting Director of Corporación Industrial de Energía, C.A.; Main Director of Turboven Company, Main Director of Turbogeneradores Maracay, C.A., Main Director of Turbogeneradores de Venezuela, C.A, Former Director of Cámara de Industriales de Caracas and Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

FERNANDO PAPARONI M– Acting Director

Architect and Insurance Broker, Acting Director of Turboven Company, Acting Director of Turbogeneradores Maracay, C.A., Acting Director of Turbogeneradores de Venezuela, C.A, Managing Director of General de Constructora Tramontana, C.A., Managing Director of Promociones Cateto, S.A., Managing Director of Inmobiliara Ara, S.A., Managing Director of Inversiones 9861680, C.A., Managing Director of Inversiones Veiqueve, S.A., President of Representaciones Cats 2000, C.A., Acting Director of Corporación Industrial de Energía, C.A., S.A.C.A., Director of Inmuebles y Valores 231107, S.A., Director of Fundación Carlos Delfino, Former Vice-President of Adriática de Seguros, C.A., Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA), Former President of Inmobiliaria Driavena,C.A., Former General Manager of C.A. Fábrica de Papel de Maracay and Former Member of Corimón Emergency Board.

FERNANDO MICALE S – Acting Director

Architect; Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, C.A.; Professor of Architecture Design Workshop and Thesis Advisory at Universidad Simón Bolívar.

GUSTAVO PAPARONI SÁNCHEZ. – Acting Director

Bachelor of Business Administration; Director of Constructora Tramontana, C.A, Director of Promociones Cateto, S.A., Director of Inmobiliara Ara, S.A., Director of Inversiones Veiqueve, S.A., Vice-President of Representaciones Cats 2000, C.A., Director of Grupo Triveca, Director of Grupo Mandarín 18, C.A., Acting Director of Inmuebles y Valores 231107, S.A. and Acting Director of Corporación Industrial de Energía, C.A., S.A.C.A.

ÁNGEL JESÚS RAMÍREZ ORTIZ – Acting Director

Lawyer, Former Director of C.A. Fabrica Nacional de Cementos, Former Acting Director of C.A. Cementos Táchira, Former Director of Turbogeneradores Venezuela, C.A., Former Acting Director of Turbogeneradores Maracay, C.A., Former President of Asociación Venezolana de Productores de Cemento (AVPC), Former Director of Corporación Industrial de Energía, C.A and Director of industrial and financial companies.

Executive Personnel:

ALEJANDRO DELFINO T – Executive President

Bachelor of Business Administration; Executive President of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.; Acting Director of Corporación Industrial de Energía C.A.; Main Director of Turboven Company, Main Director of Turbogeneradores Maracay, C.A.,Main Director of Turbogeneradores de Venezuela, C.A., Former Director of the Industrial Chamber of Caracas and Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

JUAN ANTONIO LOVERA – Vice-President of the Finance Corporate Division

Bachelor of Business Administration; Master in Business Administration; Certified Management Account (CMA) and Certified Financial Management (CFM); Former Director of Turboven Company Inc.; Former Director of the Industry Chamber of Aragua State and member of the Economy Commission of that institution; Former President of Instituto Venezolano de Ejecutivos de Finanzas; Advisor to the Caracas Stock Exchange.

EGBERT DITTMER – Vice-President of the Hygienic Division

Bachelor of Business Administration; former President of the Chamber of Industry of Aragua State; Former Vice-President of the National Council of Industry (CONINDUSTRIA); Former President and currently Director of Asociación Venezolana de Pulpa, Papel y Cartón (APROPACA); Director of the Caracas Industry Chamber.

ENRIQUE LARRAZABAL – Vice-President of Technology and Logistics

Mechanical Engineer, MSA in Business Administration, representative by the Industrial Chamber of Aragua State before CEDEA, President of the Organizing Committee of the

VI Convention of Engineering and Maintenance of the Venezuelan paper Industry by "Asociación Venezolana de Técnicos en Celulosa y Papel" (AVTCP), Project Manager to install machine No.8 at the Hygienic Paper Division.

RICARDO VOLPE – LEGAL VICE-PRESIDENT

Lawyer, former company advisor for the private sector in matters related to export, banking, contracting and execution of works, civil and commercial systems; former process advisor of concessions and privatizations, former management and organizational consultant for private and public companies.

EDUARDO LARRAZABAL – Vice-President of the I.E.E. Paper Mill Division and of the Conversion Division

Bachelor of Business Administration; Vice-President of the Confederación Latinoamericana de Celulosa, Papel y Cartón (CICEPLA); Former President of FEDECAMARAS Aragua; 1st Vice-President of the Venezuelan Industry Council; Former Second Vice-President of the Venezuelan Council of Industry (CONINDUSTRIA); Former President/ Director of the Chamber of Industry of Aragua State; President of Asociación Venezolana de Pulpa, Papel y Cartón (APROPACA); Honorary President of the Asociación Venezolana de Técnicos en Celulosa y Papel (AVTCP).

2.4. Statutory Auditors and External Auditors:

Main Statutory Auditors:

JACOBO COHEN	"C. Adm" (sic.) No.12915
CLAUDIA VALENCIA	"C. Adm" (sic.) No.35909

Acting Statutory Auditors:

JACQUELINE SUBERO	"C. Adm" (sic.) No.11437
ISABEL QUINTERO	"C.P.C." (sic.) No.15197

External Auditors:

LARA MARAMBIO & ASOCIADOS

Venezuelan Representative of DELOITTE & TOUCHE

2.5. Main Shareholders:

Below there is the current shareholders' composition of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. at June 30, 2006.

Shareholders	Participation
Natscumco (J-303087116)	34.95%
Claridge, LTD (J-303120792)	15.26%
Milanasa, Corp. (J-308476072)	7.39%
Brown Brothers Harriman & Co. (J-30885844)	6.10%
C.V.V. Caja Venezolana de Valores (J 300187934)(*)	5.62%
Shareholders	Participation
Inversiones 85735, LTD (J-306225129)	4.42%
Fundación Carlos Delfino (J-001163956-0)	4.38%
Others (**)	21.88%
TOTAL	100.00%

(*) The C.V.V. is not a shareholder; the percentage (%) that owns represents the entire sub-accounts of shareholders.

(**) Shareholders who individually own less than 4%.

2.6 SOCIAL BENEFIT OF ISSUANCE:

Resources from issuance will be destined to the work capital in order to produce goods or added value to production equipment, which shall impact at short, medium or long-term into work benefits, such as preservation or generation of work places in the interior of the country.

2.7 SUBSIDIARY COMPANIES AND AFFILIATES:

Company name:	VENCARIBBEAN PAPER PRODUCTS, LTD.
Date of incorporation:	June 4, 1996
Location:	Aranguez, Trinidad, W.I.
Capital subscribed and paid-in:	TT$50,000.oo
Participation:	100%
Activity:	Conversion and commercialization of hygienic paper.

Company name:	SIMCO RECYCLING CORPORATION
Date of incorporation:	July 31, 1981
Date of acquisition:	May 17, 1996
Location:	Miami, Florida
Capital subscribed and paid-in:	US$5,000.oo
Participation:	50%
Activity:	Collecting and processing secondary fiber.
Company name:	MANUFACTURAS DE PAPEL DE CENTROAMERICA, MANPA, S.A.
Date of incorporation:	August 14, 1998
Location:	San José, Costa Rica
Capital subscribed and paid-in:	US$3,547,268.oo
Participation:	50.00%
Activity:	Manufacturing and commercializing any kind of paper item, especially Hygienic paper, school products, packaging paper, office items, bags and other related products.

2.8. Capital stock:

On April 18, 1996 the General Shareholders' Meeting agreed to increase the capital stock of the company from Seven Thousand Six Hundred Forty-Six Million Six Hundred Ninety-Eight Thousand Eighty bolivars (Bs.7,646,698,080.oo) to the amount of Eleven Thousand Four Hundred Seventy Million Forty-Seven Thousand One Hundred Twenty bolivars (Bs.11,470,047,120.oo) by issuing Three Hundred Eighty-Two Million Three Hundred Thirty-Four Thousand Nine Hundred Four (382,334,904) new shares, with a par value of Ten Bolivars (Bs.10.oo) each, amounting to Three Thousand Eight Hundred Twenty-Three Million Three Hundred Forty-Nine Thousand Forty bolivars (Bs.3,823,349,040.oo), which were paid as dividends with charge to the accounts "Undistributed earnings" at December 31, 1995 and "Premium paid in excess of par

value". The National Securities and Exchange Commission as per Resolution No.105-96 as of May 8, 1996 authorized such capital increase.

In addition, it was decided to continue as an Authorized Capital Company (S.A.C.A.) establishing an authorized capital of Twenty-Two Thousand Nine Hundred Forty Million Ninety-Four Thousand Two Hundred Forty bolivars (Bs.22,940,094,240.oo) in compliance with the decisions of the General Shareholders' Meeting; pursuant to Resolution No.106-96 as of May 8, 1996 of the National Securities and Exchange Commission.

On November 25, 1996 the Board of Directors agreed to increase the company capital stock to Eleven Thousand Four Hundred Seventy Million Forty-Seven Thousand One Hundred Twenty bolivars (Bs.11,470,047,120.oo), by issuing One Thousand One Hundred Forty-Seven Million Four Thousand Seven Hundred Twelve (1,147,004,712) new common registered shares, with a par value of Ten Bolivars (Bs.10.oo) each, with charge to the account "Net updated balance for the sole use of future capital increases", thus the company capital stock subscribed and paid in amounts to Twenty-Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (22,294,009,424) common registered shares, with a par value of Ten bolivars (Bs.10.oo) each, fully subscribed and paid in, which grant the shareholders equal rights, as per Resolution No. 367-96 adopted by the National Securities and Exchange Commission as of December 20, 1996.

Since the Company lost its condition of S.A.C.A. as a consequence of the decree of share dividends agreed by the Board of Directors in its meeting held on November 25, 1996 the Board of Directors suggested the Meeting held on April 25, 1997 to adopt again the fashion of Authorized Capital Company (S.A.C.A.), thus placing the authorized capital to Forty-Five Thousand Eight Hundred Eighty Million One Hundred Eighty-Eight Thousand Four Hundred Eighty bolivars (Bs.45,880,188,480.oo), as per Resolution No. 134-97 as of May 14, 1997 of the National Securities and Exchange Commission.

After two years from 1997, the Company lost its condition of S.A.C.A. Therefore, the General Shareholders' Meeting held on April 26, 1999 agreed to continue under the fashion of S.A.C.A. with an Authorized Capital of Bs. 45,880,188,480.oo.

2.9 Establishment and Historical Evolution:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. was established on March 31, 1950 by Gustavo Delfino Arriens, Juan Delfino Rodríguez, Carlos H. Maury and Ladislao Caballero. Production was oriented to manufacture multifolding sacks aimed at meeting the needs of C.A. FÁBRICA NACIONAL DE CEMENTOS. It also made incursions in the manufacturing of commercial and industrial all-purpose bags in general. Both plants began operating in the same warehouse situated in Los Cortijos de Lourdes.

In 1961, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. began a stage of expansion and vertical integration. The purpose was to produce the paper required by the company to manufacture sacks and bags, thus reducing the dependence of imported raw material. This is achieved by acquiring and setting up two paper machines with a capacity of 50 thousand annual metric tons destined to the production of one-side glossy Kraft paper used to manufacture bags and resistant opaque Kraft paper, specially used to manufacture multifolding and packaging sacks.

In 1972, COOPERATIVA GUAYAMURE is established together with C.A. FÁBRICA DE PAPEL DE MARACAY in order to develop industrial plantations of Caribe pine to obtain the raw material and reduce imports. Two years later CORPORACIÓN FORESTAL IMATACA, C.A. is established to develop a similar project in land lots situated to the south of Monagas State.

COOPERATIVA GUAYAMURE project was placed in land lots of characteristics apparently not proper for sowing. However, by means of advanced technical and scientific processes this effort gave good results. Therefore, the Venezuelan government decided to support this initiative by establishing in 1976 CORPORACIÓN FORESTAL GUAYAMURE, C.A.

Also, in 1976 it started up the third paper machine, with a production capacity of 50 thousand metric tons, destined to the production of cardboards and fine printing and writing paper.

In 1989, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. bought out CAHIZ HERMANOS & CO. SUCESORES, C.A. that will be further known as CORPORACIÓN INDUSTRIAL ALPES, S.A., incorporating a new massive-consumption product line:

notebooks, spiral-bound notebooks and school texts with the trademark ALPES. Besides, it established a national distribution chain.

In 1991, the Company made incursions in the market of Continuous Forms with the production line Alpes Form, and by the end of this same year because of the commercial opening of the country members of the Andean pact began an aggressive policy of exports, having the Colombian market as initial target.

In 1992 as part of the strategy of companies belonging to the forest sector aimed at increasing the commercial exploitation of woods, a new company is established: ASERRADERO VENWOOD, C.A. a subsidiary of CORPORACIÓN FORESTAL IMATACA. This sawmill began operations during the first quarter of 1994.

As of April 9, 1992 Manpa requested the National Securities and Exchange Commission registration of the Agreement of Minutes of Special Shareholders' Meeting as of April 2, 1992 in which it was approved that the company became an Authorized Capital Company (SACA) amending its name to MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. The National Securities and Exchange Commission, in its Resolution No.209-92 of May 6, 1992 resolved registration with the National Securities Registry of the aforementioned Agreement of Minutes of Special Shareholders' Meeting.

In December 1992, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. acquired the totality of shares of C.A. FÁBRICA DE PAPEL MARACAY, thus increasing the financial potential to develop the Paper Sector. The integration of its operations was the result of the close management coordination that was taken place between both companies by the end of 1991.

On September 9, 1994 in a Special Shareholders' Meeting the change of the par value of shares of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is authorized from Bs.100.00 into Bs.10.00 per share. In addition, the Authorized Capital was increased to Bs.10,461,354,400.00.

In order to provide a stable electrical service and at competitive prices to meet the needs of the industrial sector, in 1995, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. entered into an association agreement with Community Energy Alternative (CEA), a subsidiary of Public Service Enterprise Group (PSEG), one of the biggest gas and

electricity corporations of the United States of America, with over 90 years of experience and an electric generation capacity of 12 thousand megawatts at a world level. This association gave rise to Turbogeneradores de Venezuela, C.A., a company which shareholders' capital Manufacturas de Papel, C.A. (MANPA) S.A.C.A. with Community Energy Alternative (CEA).

In May 1996, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. consolidates its production strategy toward the use of recycling paper, with the acquisition of 50% of the shares of SIMCO Recycling Corporation, the main supplier of secondary fibers of the corporation.

Likewise, and with the aim of reinforcing the presence in the international market, in June 1996 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. bought all the assets of Trinidad Paper Products, LTD- now called Vencaribbean Paper Products- to convert and commercialize hygienic paper. With this acquisition 4,000 annual MT will be placed in the export market, especially in Caricom country members.

On the other hand, it is important to point out the entrance of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in the international financial market by establishing an American Depositary Receipt Program, ADR's in its Level I. The value of such securities in the North American market began on June 12, 1996.

The General Shareholders' Meeting of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. held on July 23, 1997 approved the company merger with some affiliates (Corporación Industrial Alpes, S.A., C.A. Fábrica de Papel Maracay, Urbanizadora Guayamure, C.A.; Papeles Maracay, C.A.; Pulpa Maracay, C.A. and Inversiones TCC13, C.A.) by which MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. absorbed assets and liabilities of the aforementioned affiliates that stopped formally existing on December 27, 1997 once the legal requirements were met; i.e., once the three-month period from publishing the Shareholders' Meeting agreeing such merger elapsed, which took place on September 26, 1997.

In 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. made incursions in a new market segment as folding package production to manufacture files, fast-food packages,

etc. and the production process of personalized four quires of letter paper, stapled notebooks and double spiral-bound notebooks was optimized.

During the second semester of 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A., continuing its strategy of geographical expansion that began in Trinidad and Miami but now oriented toward the Central American market, created Manufacturas de Papel de Centroamérica, MANPA, S.A., by means of a new association with the Costa Rican company Toycos. With this operation the company will have a distribution center for all Central America.

As of September 1, 1998 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. decided to separate from its business purpose the project of electric generation, establishing the trading company Corporación Industrial de Energía, C.A. Likewise, Manpa decreed a special dividend in kind of 1,372,309,209 Class A common registered shares of Corporación Industrial de Energía, C.A. to its shareholders, as 16.75 Class A common registered shares of Corporación Industrial de Energía, C.A. for each 28 shares of Manpa in holding.

With the contribution of Inmuebles, in the year 2000 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. established the subsidiary Inmuebles 310350.

During 2001 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. provided the majority of its investments at cost and certain Accounts receivable.

In the year 2001 the Forest Division was sold in order to consolidate and focus all the resources in the manufacturing business and paper commercialization, which was always its main activity.

For the year 2003 the School and Office Product Plant is moved to La Hamaca industrial area situated in Maracay as part of a cost-reduction strategy.

2.10. COMPANY MARKET POSITION:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. participates in the market of intermediate paper products, in the segments "Hygienic Paper", "Boxes and Packages" and "Printing and Writing". In the first segment, its main competitor is Papeles

Venezolanos, C.A. Below, there is market participation of the company in the business segments for the years 2005 and 2004:

	Year 2005	Year 2004
HYGIENIC PAPER	39.02%	38.40%
BOXES – PACKAGES (1)	44.04%	47.15%
PRINTING – WRITING (1)	33.88%	50.87%

(1) Include imports

SOURCE: Datos Information Resource and Own Calculations.

2.11. Capital Stock Evolution:

Below the capital stock evolution is shown:

				Registry Data		
Year	Variation Bs.	Capital Stock Bs.	Origin	Date	No.	Volume
1950	0	3,500,000	Initial contribution	3/31/50	379	1-B
1959	3,500,000	7,000,000	Capitalization of profits	2/27/59	50	6-B
1959	18,000,000	25,000,000	Capital contribution	9/15/59	33	31-A
1963	10,000,000	35,000,000	Capitalization of profits	4/14/61	83	5-A
1965	10,000,000	45,000,000	Capitalization of profits	9/23/65	23	43-A
1974	30,000,000	75,000,000	Capitalization of profits	9/29/70	54	104-A
1976	25,000,000	100,000,000	Capitalization of profits	12/10/76	112	102-A
1981	40,000,000	140,000,000	Capitalization of profits	4/17/78	18	57-A
1984	35,000,000	175,000,000	Capitalization of profits	5/15/81	145	42-A
1985	75,000,000	250,000,000	Capitalization of profits	6/10/83	121	58-A
1987	125,000,000	375,000,000	Capitalization of profits	6/3/83	28	114-A
1988	125,000,000	500,000,000	Capitalization of profits	9/18/87	56	76-A
1989	100,000,000	600,000,000	Capitalization of profits	1/9/90	32	23-A
1991	400,000,000	1,000,000,000	Capitalization of profits	2/1/91	69	43-A
1992	700,000,000	1,700,000,000	Capitalization of profits	5/4/92	31	52-A
1992	743,750,000	2,443,750,000	Capitalization of profits	8/10/92	5	33-A-Pro
1992	964,548,000	3,408,298,000	Offer from shareholders of C.A. Fábrica de Papel de Maracay to acquire one share of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. by one of C.A. Fábrica de Papel de Maracay	2/8/93	33	43-A-Pro
1993	30,000,000	3,438,298,000	Capital increase subscribed and paid-in by Vencred, S.A.	7/28/93	47	43-A-Pro
1994	37,416,700	3,475,714,700	Capital increase subscribed and paid-in	3/17/94	15	65-A-Pro

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

			by Corporación Andina de Fomento			
1994	6,203,400	3,481,918,100	Capital increase subscribed and paid-in by Frederik Holdings Inc.	5/17/94	21	59-A-Pro
199	1,743,559,100	5,230,677,200	Capitalization of profits	8/22/94	15	56-A-Pro
1994	0	5,230,677,200	Change of par value of shares from Bs.100 to Bs.10 per share	10/18/94	57	117-A-Pro
1995	231,250,000	5,461,927,200	Public offer of shares as per Resolution of the National Securities Commission	4/7/95	27	98-A-Pro

Year	Variation Bs.	Capital Stock Bs.	Origin	Date	No.	Volume
1995	2,184,770,880	7,646,698,080	Issuance of 218,477,088 new common shares, registered, with a par value of Bs.10 per share	8/29/95	60	269-A-Pro
1996	3,823,349,040	11,470,047,120	Premium paid in excess of the par value of Bs.100,970,660 Undistributed earnings at 12/31/95 for Bs.3,722,378,380.	5/21/96	10	125-A-Pro
1996	11,470,047,120	22,940,094,240	Issuance of 1,147,004,712 new common shares, registered, with a par value of Bs.10 per share	12/27/96	15	361-A-Pro

Source: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

3. Financial Information

3.1. Non Audited Financial Statements (interim) at June 30, 2006

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT JUNE 30, 2006 AT DECEMBER 31, 2005 AND AT DECEMBER 31, 2004

(Stated in thousands Bs.)

ASSETS	Notes	2006	2005	2004

NON-CURRENT ASSETS:				
Property, plant and equipment – net	2	420,247,289	432,900,402	444,876
Participation in associated companies and joint businesses	3	1,157,807	1,040,295	1,847.
Total non-current assets		421,405,096	433,940,697	446,723.
CURRENT ASSETS:				
Expenses paid in advance		2,545,360	1,111,934	698.
Inventory	4	40,893,551	57,511,130	32,771
Advances to suppliers		3,453,629	3,520,063	3,852.
Bills and accounts receivable – net	5	106,498,377	95,337,271	79,397
Investments available for sale	6	900,308	8,816,776	899.
Cash and cash equivalents	7	24,103,201	16,111,833	22,499
Total Current Assets		178,394,426	182,409,007	140,117.
TOTAL		599,799,522	616,349,704	586,841.
SHAREHOLDERS' EQUITY AND LIABILITIES				
SHAREHOLDERS' EQUITY:	8 and 9			
Capital stock		69,632,690	69,632,690	69,632
Accumulated result from translation of affiliate and joint businesses abroad		206,308	206,308	28
Retained earnings:				
Legal reserve		6,963,269	6,963,269	6,963.
Net updated balance of retained earnings for the sole use of payment of dividends in Company shares or shares from subsidiaries		119,593,551	119,593,551	119,593.
Undistributed		216,120,790	227,169,429	237,211.
Non-realized result in investments	6	(219,547)	(999,188)	156.
Total shareholders´ equity		412,297,061	422,566,059	433,586
NON-CURRENT LIABILITIES:				
Provision for seniority, net of long-term advances		7,159,321	3,572,106	2,487.
Deferred income tax	11	51,775,242	54,549,608	67,234
Total non-current liabilities		58,934,563	58,121,714	69,721,9
CURRENT LIABILITIES:				
Provision for seniority, net of short-term advances		1,998,808	3,869,781	2,694.
Documents payable	10	-	-	2,486.
Commercial Papers	10	7,000,000	2,946,531	2,890.
Short-term loans	10	33,188,503	47,019,985	13,459
Dividends payable	8	10,494,281	8,733,509	4,145.
Income tax payable	11	613,610	293,748	14,742
Accounts payable	12	75,271,696	72,798,377	43,114
Total current liabilities		128,567,898	135,661,931	83,533
Total liabilities		187,502,461	193,783,645	153,255.
TOTAL		599,799,522	616,349,704	586,841.

See notes to the Consolidated Financial Statements

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

FOR THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2006 AND FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004

(Stated in thousand bolivars)

	Notes	2006	2005
Income for sales	13	201,320,910	375,060,280
Sales cost	14	156,066,285	284,444,405
Gross profit		45,254,625	90,615,875
Cost and expenses:			
Sales expenses	14	15,924,540	30,939,453
Overhead and administrative expenses	14 and 18	9,699,024	18,985,181
Profit from selling assets		-	-
		25,623,564	49,924,634
Profit in operations		19,631,061	40,691,241
Participation in results from joint business	3	126,773	(919,621)
Financial costs		(3,396,565)	(4,664,484)
Financial incomes		482,298	678,654
Exchange differences – net	20	(50,732)	3,565,400
Loss in swap operations with securities		(465,908)	(3,671,665)
Other incomes (expenditure):			
Provision for investments		-	-
Net loss from hedge contract in foreign currency		-	-
ADR commissions		-	(505,370)
Bank debit tax		(362,470)	(3,089,757)
Others – net		14,877	(623,152)
		(3,651,727)	(9,292,995)
Profit before taxes		15,979,334	31,461,246
Income tax	11	500,140	4,377,017
Net income		16,479,474	35,838,263
Net profit per share:			
Basic	1	7.18	15,62
Diluted	1	7.18	15,62

See notes to the financial statements.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2006 AND FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004

(Stated in thousand bolivars)

	Notes	2006	2005
OPERATING ACTIVITIES:			
Net earnings		16,479,474	35,838,2
Adjustments to reconcile the net income with the cash provided for by the operating activities:			
Exchange differences	20	50,732	(3,565,40
Participation in results from joint business		(126,773)	919,6
Deferred income tax	11	(2,774,366)	(12,684,9
Provision for taxes	11	2,274,226	8,307,9
Result non fulfilled in investments		-	(1,156,12
Result fulfilled in investments		779,641	
Result from translation of subsidiary and joint business		9,261	(803,58
Result from properties, plant and equipment sales	2	-	
Financial costs		3,396,565	4,664,4
Financial incomes		(482,298)	(678,65
Depreciation	2	11,610,807	22,299,0
Operating cash flows before movements of work capital		31,217,269	53,140,6
Changes in operational assets and liabilities:			
Reduction (increase) in:			
Bills and accounts receivable		(11,161,106)	(12,204,96
Advances to suppliers		66,434	1,873,9
Inventories		16,617,579	(24,740,04

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

Expenses paid in advance		([illegible]3,426)	(413,5
Increase (reduction) in:			
Accounts payable		2,422,587	26,397,9
Provision for severance benefits, net payment		1,717,242	2,259,7
Paid interests		(3,021,495)	(3,246,7
Collected taxes		482,298	678,6
Paid taxes		(1,054,364)	(22,756,9
Net cash provided for operational activities		34,953,018	20,988,6
INVESTMENT ACTIVITIES:			
Net cash used by financing activities	6	7,916,468	(7,917,0
Acquisition of properties, plant and equipment	2	1,042,306	(9,454,3
Net cash used for investment activities		8,958,774	(17,371,3
FINANCING ACTIVITIES:			
Increase in short term loans	10	(14,206,552)	31,143,0
Amount of commercial papers issues	10	7,000,000	8,808,7
Amortization of commercial papers	10	(2,946,531)	(8,752,3
(Reduction) increase in bills payable	10	-	(2,486,0
Cash dividends	8	(25,767,341)	(41,292,4
Net cash used for financial activities		(35,920,424)	(11,579,1
NET (REDUCTION) INCREASE IN CASH AND CASH EQUIVALENTS		7,991,368	(7,961,8
DEVALUATION EFFECT ON CASH AND CASH EQUIVALENTS	7	-	1,574,2
CASH AND CASH EQUIVALENT AT THE BEGINNING	7	16,111,833	22,499,4
CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR		24,103,201	16,111,8

See notes to the consolidated financial statements.

(Next there is a Consolidated Statement of Flows in equity accounts for the six-month period ended at June 30, 2006 and for the years ending at December 31, 2005 and 2004 attached hereto).

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2006 AND FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004

(Stated in thousand bolivars)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – The dominant company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is a company established in the Bolivarian Republic of Venezuela pursuant to the Venezuelan Code of Commerce and the Capital Market Law, and its business purpose is to manufacture and commercialize paper in all its fashions.

Adoption of the International Financing Reporting Standards (IFRS) – As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided to early adopt the International Financing Reporting Standards (IFRS) to prepare and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV).

The enclosed consolidated financial statements have been prepared based on the International Accounting Standards (IAS) that include the International Financing Reporting Standards (IFRS), the International Accounting Standards (IAS), Interpretations by the Permanent Interpreting Commission (PIC) and the International Financial Reporting Interpretations Committee (IFRIC), issued y the International Accounting Standards Board (IASB) all of which are effective for the fiscal years beginning at January 1, 2005.

Significant accounting policies – The main accounting policies used by the Company to prepare its consolidated financial statements are summarized as follows:

a. ***Responsibility of the information and estimations made*** – Information included in these consolidated financial statements are the responsibility of the Board of Directors and of Company Management. To prepare them, certain estimates have been used to quantify some assets, liabilities, income, expenses and commitments that are registered therein. Basically, these estimates refer to:

- Losses form deterioration of certain assets,
- Useful life of property, plant and equipment,
- Valuation of goodwill,
- Reasonable values of financial assets and liabilities,
- Estimated accruals payable,
- Probability of contingencies,
- Exchange control and its impact on assets, liabilities, obligations in foreign currency and dividends to shareholders,
- Price control on certain products commercialized by the Company.

Although these estimates are made based on the best information available at December 31, 2005 about the facts analyzed, it is possible that events that may take place in the future force their amendment in the next fiscal years. This amendment will be carried out pursuant to the provisions of IFRS 8, prospectively, taking into account the effects of the change of estimation in the corresponding consolidated income accounts.

b. ***Consolidation*** - The attached hereto consolidated financial statements include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago), Valores y Acciones 1003, C.A. and its Affiliates; Inmuebles 310350, C.A. and Seguridad Industrial y Forestal, C.A. (Seinforca) (both domiciled in Venezuela), and Transporte Alpes, C.A. (domiciled in Venezuela). Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica) and Simco Recylcing, Inc. (domiciled in the United Status), both 50% partially owned were considered joint businesses according to IAS 31, and were registered as per the method of participation.

All significant transactions among companies have been eliminated from consolidation.

c. ***Effects of inflation*** – The functional currency of the Company is the Bolivar. Once the IAS 29 "Financial Information on Hyperinflationary Economies" is revised together with other literatures consulted and after analyzing the accumulated inflation at the date of transaction and subsequent periods, the Company determined that the Venezuelan economy stopped being hyperinflationary from January the 1st, 2002.

As a consequence of the foregoing, some amounts of non-monetary assets and liabilities at December 31, 2001 in constant currency at that date were considered as the new accounting base of these entries.

d. ***Translation of the financial statements of affiliates and joint businesses abroad*** – The Company determined the functional currency of affiliates abroad according to IAS 21 "Effect of Variations in Exchange Types of Foreign Currency." Consequently, for its incorporation into the attached financial information, the financial statements of such affiliates were translated into bolivars by converting monetary and non-monetary entries of the balance sheet at the current exchange rate, and as for the income account the average of the exchange rate of the corresponding year.

The effects of including the financial statements of affiliates translated to bolivars by this methodology are shown in the shareholders´ equity as Accumulated result from translation of affiliates and joint businesses.

e. ***Participation in associates*** – An associated company is that in which the Company is able to significantly influence; without control or joint control by its participation in decision-making and operating policies of the associated company. Normally, this capacity is expressed in a participation (direct or indirect) equal or superior to 20% of the voting rights of the entity participated.

Exceptionally, the following entities, of which a 20% or more of its voting rights is owned, are not considered entities associated to the Group:

Entity	% of Voting Rights	Reason why it is considered Associated

Agroindustrial Mandioca, C.A.	20	The Company does not have a significant influence on operations of the associated company.
Corporación Forestal Orinoco, C.A.	33	The Company does not have a significant influence on operations of the associated company.
Fibras Secundarias, S.A.	33	The Company does not have a significant influence on operations of the associated company.
Central Cariaco	25.62	The Company does not have a significant influence on operations of the associated company.

The Company has created a provision for deterioration equal to the book value of investment. The Company does not have any obligation to financially support such entities.

Participation in joint business – A joint business consists of a contractual agreement in which the Company and other parties begin an economic activity subject to joint control. Business agreements involving the establishment of an entity apart in which each participant owns interests are identified as entities jointly controlled. Profits and losses are eliminated pursuant to Company participation in the joint business, except for those cases in which non- realized losses provide evidence of any deterioration of the asset allocated.

Pursuant to IAS 31, the Company opted for valuating entities considered joint business by using the method of participation.

f. ***Property, plant and equipment*** – Property, plant and equipment are presented at the allocated cost less depreciation and any acknowledged loss from deterioration of value. Depreciation is calculated based on the straight line method on the remaining useful life estimated by the Company and technical surveys supported by independent experts.

Replacements or renewals of entire elements that increase the useful life of the asset in question or its financial capacity are accounted for as greater amount of asset with the subsequent accounting withdrawal of the elements replaced or renewed. Periodical expenses of maintenance, preservation and repair are attributed to the results of the measure they incur in.

Depreciation is calculated based on the straight line method on the remaining estimated useful life of the different assets as follows, understanding that the lands on which buildings and other constructions are built have an undefined useful life and, therefore, they are not subject to depreciation:

	Years
Buildings	10-30
Machinery and equipment	7-20
Automotive vehicles	3-6
Furniture, fittings and others	3-5

Company management considers that the accounting value of assets does not exceed their recoverable value.

Costs due to interests directly attributable to acquisition, construction or production of qualified assets that necessarily require a substantial time period to be prepared for its expected use or sale are added to the cost of such assets until the moment assets are substantially prepared for use. Income from investments arising from the temporary investment of specific loans that has not been invested yet in such assets is deducted from costs for interests ready to be capitalized.

g. ***Long-term assets*** – The Company reviews amounts in books of its tangible and intangible assets to determine if there are indications that such assets have suffered a loss from deterioration of value. If there is any indication, the recoverable amount of asset is calculated in order to determine the scope of the loss for deterioration of value (if any). In case the asset does not produce cash flows by itself that is independent from other assets, the Company calculates the recoverable amount of the unit by generating cash to which the asset belongs to.

The recoverable value is the highest value between the reasonable value less the cost of selling it and the value of use. The value of use is determined based on estimated future cash flows discounted at its current value, using a discount rate before taxes that reflects current market valuations in regard to temporary value of money and specific asset risks.

If it is estimated that the recoverable amount of an asset (or a cash generating unit) is inferior to its amount in books, the amount in books of assets (cash generating unit) is reduced to its recoverable amount. Immediately, a loss for deterioration of value as expense is acknowledged.

A loss for value deterioration can be further reverted and registered as income in the results of the period until the amount to which the increased amount in books does not exceed the amount in books that would have been determined if any loss had been acknowledged for deterioration of value for the asset (cash generating unit) in previous years.

h. ***Operating leasing*** – Typically, in operating leasing operations the ownership of goods leased and substantially all the risks and advantages that fall on such goods belong to lessor.

The Company has leasing agreements negotiated in which the Company acts as lessor. Leased goods are presented under the item property, plant and equipment. These assets are repaid according to the policies adopted for similar assets of own use, and the income from leasing agreements are acknowledged based on the provisions set forth in the agreements, which come close to the straight-line method established in the IAS 17.

i. ***Inventories*** – Stocks are valued at the acquisition or production cost, or at the realized net value, the lesser. Cost includes costs of direct materials and, in your case, the costs of direct labor and general manufacturing expenses, also including those incurred in when transferring stocks to your location and current conditions. During periods of low production level or during those of idle capacity, the number of fixed general manufacturing expenses attributed to each production unit is not increased as a consequence of this circumstance. During

abnormally high production periods, the amount of fixed general manufacturing expenses attributed to each manufacturing unit will be reduced so that stocks are not valued over real cost.

Commercial discounts, rebates obtained and other similar entries are deducted in determining acquisition price.

The cost is calculated using the average method. The net realized value represents the estimate of the sale price less the entire estimated finishing price and the costs that will be incurred in commercialization processes, sale and distribution.

j. ***Financial assets*** – Financial assets are acknowledged in the consolidated balance sheet of the Company when acquisition is made, following the provisions of IAS 39 "Financial Instruments." The financial assets are initially registered at their reasonable value, including in general, operating costs.

Financial assets kept by the Company are classified as follows:

- Loans and accounts receivable generated by the company itself: financial assets originated by companies in exchange of providing cash, goods or services directly to debtors.
- Financial assets available for sale, including values acquired that are not kept in order to negotiate them or as investment at maturity. They are valued at their reasonable value and changes are acknowledged in results in the terms set forth in IAS 39.

Financial assets available for sale are valued at their "reasonable value" on the dates of further valuation. Benefits and losses from variations in the reasonable value are directly acknowledged on shareholders' equity until the asset is encumbered or until determining the asset has suffered a deterioration of value, at which moment accumulated benefits or losses previously acknowledged in shareholders' equity are included in the results from the period.

It is understood as reasonable value of a financial instrument in a given date the amount by which said instrument could be purchased or sold on that date between parties informed about the issue, acting freely and prudently under conditions of mutual independence. The most objective and common reference of the reasonable value of a

financial instrument is the price that would be paid for it in an organized, transparent and deep market ("quotation price" or "market price"). If this market price cannot be objectively and reliable estimated for a specific financial instrument, its reasonable value is estimated by using the value set in recent transactions of similar instruments or the current value deducing all future cash flows (collection or payment), applying a type of market interests for similar financial instruments (same term, currency, interest rate and same classification of equivalent risk).

Investments at maturity and loans and accounts receivable that the Company holds are valued at their "repaid cost" acknowledging in the income accounts the interests earned based on its effective interest rate (EIR). Repaid cost is understood as the initial cost less collection of principal plus more or less accumulated amortization of the difference between the initial amounts and maturity, taking into account potential reductions for deterioration or non-payment.

Effective interest rate is the updating rate that exactly equals the value of a financial instrument to the totality of its cash flows estimated by all concepts through their remaining life. For financial instruments at a fixed interest rate, the effective interest rate coincides with the contractual interest rate established at the moment of its acquisition plus, in its case, commissions that due to its nature are similar to an interest rate. In financial instruments at variable interest rates, the effective interest rate coincides with the yielding rate in effect for all concepts until the first review of the type of referential interest that is going to take place.

k. **Cash and cash equivalents** – The cash and cash equivalent including cash in banks and investments in term deposits with maturity of less than three (3) months.

l. ***Classification of financial assets as current and non-current*** – In the attached consolidated balance sheets, financial assets are classified according to their maturity, that is, as current (those with maturity equal or inferior to twelve months), and as non-current (those with maturity higher than such period).

m. ***Bank loans and obligations and commercial papers*** – Loans and obligations and commercial papers are registered at repaid cost. Financial expenses,

included premiums payable in the liquidation or reimbursement and direct costs of issuance are accounted in the income results using the method of cash interest and are added to the amount in books of the instrument as they are not liquidated in the period they are generated.

n. ***Debt classification as current and non-current*** – In the attached consolidated balance sheets, debts are classified according to their maturity, that is, as current (those with maturity equal or inferior to twelve months), and as non-current (those with maturity higher than such period).

o. ***Provision for seniority payment*** – The provision for seniority payment includes 100% of the liabilities related to rights acquired as per the Organic Labor Law. Seniority payment are calculated and registered according to the Venezuelan labor law and the collective bargaining agreement in effect.

According to the Organic Labor Law in effect, the employee has rights to severance payment equivalent to 5 days of salary per month until a total of 60 days per year of service. This payment is considered earned from 3 months of uninterrupted service. From the second year of service, the employee is entitled to 2 years of additional salary per year of service (or year fraction higher than 6 months), accumulative up to a maximum of 30 days of salary. Severance payments need to be paid and deposited on a monthly basis in individual trusts, a severance payment fund or in the account of employee, as each employee so states in written. When severance payment are kept in the accounting of an employee, this latter is entitled to pay interests on the amounts owe, which are monthly established by the Venezuelan Central Bank.

In case of unjustified dismissal or voluntary retirement, the employee is entitled to an additional indemnity of one month of salary per each year of service up to a maximum of 150 days of yearly salary. In case of voluntary retirement, the Law stipulates an additional liquidation up to 90 days of current salary, based on the duration of the labor relation.

p. ***Provisions*** – When preparing the consolidated financial statements, the management makes a difference between:

- *Provisions* – Credit balances that cover obligations at the date of the consolidated balance sheet, arising as a consequence of past events from which shareholders' equity prejudices can arise to the Company; concrete in regard to its nature but undetermined in regard to its amount and/or moment of payment,

- *Contingent liabilities* – Possible obligations that emerged as a consequence of past events, which materialization is conditioned to the occurrence, or not, of one or more future events regardless the will of the entity.

The Consolidated financial statements of the Company compiled all the significant provisions in regard to which it is estimated that the probability that the obligation needs to be met is higher than the opposite. Contingent liabilities are not acknowledged in the consolidated financial statements but informed, pursuant to the IAS 37 requirements (See Notes 11 and 21).

Provisions are quantified considering the best information available about the consequences of the event that brings them about and are re-estimated due to the accounting closure and are used to face the specific obligations to which they were originally acknowledged; thus, producing its reversal, either total or partial, when such obligations stop being so.

q. ***Ongoing Judicial and/or Extrajudicial Procedures*** – At closure of the year 2005 there were different ongoing judicial procedures and claims against the Company originated in the regular development of its activities. Both legal advisors and the Company management understand that the conclusion of these procedures and claims will not produce a significant effect in the current and future consolidated financial statements.

r. ***Income acknowledgements*** – Income from selling finished products and other products are registered on an accumulated basis when delivered and the proprietary right having being transferred on such assets. Sales are reported net of estimated refunds, promotions granted, early payment discounts, and any other discount granted. Income from operating leasing agreements are acknowledged on a monthly basis based on the provisions of contracts. Income from interests is accumulated on a periodical basis taking as reference the

outstanding capital balance and the effective interest rate applicable. Income from investment dividends are acknowledged when the rights of shareholders to receive the corresponding payment have been established.

s. ***Advertisement expenses*** – Advertisement expenses are registered in results, at the date they are incurred in.

t. ***Acknowledging expenses*** – Expenses are acknowledged as results when there is a reduction of future financial benefits related to a reduction of an asset or an increase of a liability that can be reliably measured. This means that the entry of an expense is simultaneous to the registry of an increase of the liability or the reduction of an asset.

An expense is immediately acknowledged when a disbursement does not generate future financial benefits or when does not meet the necessary requirements for its registration as an asset.

u. ***Balance compensation*** – Only debit and credit balances from transactions that, contractually or mandatory as per the law, include the possibility to compensate and are intended to be liquidated for its net amount to realize asset and simultaneously make payment are compensated among themselves, and consequently, are presented in the consolidated balance sheet by its net amount.

v. ***Income tax*** – The tax provision for the income tax includes the amount of the current income tax payable estimated and the differed income tax.

Current income tax is determined applying the income tax established in the tax legislation in effect to the net taxable income of the year.

Differed taxes, assets and liabilities are determined based on the general balance method using he tax rate established by the tax legislation in effect, at the date of the balance sheet.

Assets and liabilities from differed taxes include temporary differences identified as those amounts expected to pay or recover from differences among amounts in the books of assets and liabilities and their tax value, as well as for tax credits, rebate and unused tax losses.

On its part, assets from differed taxes, identified as temporary differences, are only acknowledged in the case of considered likely that the Company is going to have in the future enough tax income to be able to make them effective and do not come from the initial acknowledgement (save in a business combination) of other assets and liabilities into one operation that does not impact the tax result or the accounting result.

On a year basis, registered differed taxes are reviewed (both assets and liabilities) in order to verify they are in effect, making the relevant amendments to them according to the results from the analysis made.

w. **Net income per basic and diluted share** – The net income per basic share has been calculated by dividing the net result of the year between the weighted average of shares issued and in circulation for each year. Net income per basic and diluted share is the same for all periods presented since the Company does not have instruments potentially diluting.

x. **Financial liability and equity** – Financial liability and equity instruments are classified according to the content of contractual agreements negotiated and taking into account the economic basis. An equity instrument is a contract that represents a residual participation in the Company shareholders' equity once all their liabilities are deducted. Main financial liabilities held by the Company are classified as:

- Financial liabilities at maturity are valued according to their repaid cost, using the effective interest.
- Financial liabilities at reasonable value with changes to the net shareholder's equity, mainly negotiable liabilities associated to financial assets available for sale.

y. ***Transactions in foreign currency*** – The functional currency of the Company is the Bolivar. Consequently, operations in other currencies different form the Bolivar are considered in "foreign currency" and are registered in bolivars using the applicable foreign exchange rates in effect at dates in which they are made. Balances in foreign currency at closure of the year are restated in bolivars using

the applicable exchange rates at that date and the resulting exchange differences are carryforward to results.

2. PROPERTY, PLANT AND EQUIPMENT

For the six-month period ended at June 30, 2006 and for the years ended at December 31, 2005 and 2004 the movement of property, plant and equipment comprises (in thousand bolivars):

	Land and Buildings	Machinery and Equipment	Furniture, Automotive Vehicles and Equipment	In-process Constructions	Total
COST:					
At December 31, 2003	90,119,622	358,507,147	6,765,472	-	455,392,241
Additions	17,749	1,577,993	879,830	10,349,914	12,825,486
Withdrawals	-	(3,861)	(6,050)	-	(9,911)
Effects for translation of foreign affiliate	218,567	834,010	19,385	-	1,071,962
At December 31, 2004	90,355,938	360,915,289	7,658,637	10,349,914	469,279,778
Additions	41,330	2,943,164	1,676,524	4,793,301	9,454,319
Transfers	-	13,749,783	-	(13,749,783)	-
Effects for translation of foreign affiliate	156,895	599,444	13,934	489,070	1,259,343
At December 31, 2005	90,554,163	378,207,680	9,349,095	1,882,502	479,993,440
ACCUMULATED DEPRECIATION:					
At December 31,					

2003	(189,387)	(2,139,567)	(20,915)	-	(2,349,869)
Additions	(3,851,609)	(16,710,512)	(1,022,374)	-	(21,584,495)
Withdrawals	-	-	9,835	-	9,835
Effects for translation of foreign affiliate	(38,489)	(445,134)	4,735	-	(478,888)
At December 31, 2004	(4,079,485)	(19,295,213)	(1,028,719)	-	(24,403,417)
Additions	(3,853,511)	(17,436,828)	(1,008,735)	-	(22,299,074)
Effects for translation of foreign affiliate	(33,460)	(355,192)	(1,895)	-	(390,547)
At December 31, 2005	(7,966,456)	(37,087,233)	(2,039,349)	-	(47,093,038)
Total at December 31, 2005	82,587,707	341,120,447	7,309,746	1,882,502	432,900,402
Total at December 31, 2004	86,276,453	341,620,076	6,629,918	10,349,914	444,876,361

The Company has given certain fixed assets as collateral (See Note 21).

The Company has insurance premiums formalized to cover possible risks to which the different items of its property, plant and equipment are subject to as well as the possible claims that it may have to face as the result of performing its operations, understanding that such premiums sufficiently cover the risks they are subject to.

The amount of property, plant and equipment temporary off service at December 31, 2005 amount to Bs.9,500 million and Bs.10,745 million, respectively (See Note 16).

At December 31, 2005 and 2004 assets leased amount to Bs.9,928 million and Bs.10,410 million, respectively (See Note 16).

At December 31, 2005 the Company holds assets amounting to Bs.7,359 million, corresponding to property, plant and equipment owned by a foreign-based affiliate.

At December 31, 2005 the Company formalized contractual commitments to acquire property, plant and equipment amounting to Bs.1,078 million.

3. PARTICIPATION IN ASSOCIATES AND JOINT BUSINESSES

At June 30, 2006 and at December 31, 2005 and 2004 participation in associated companies and joint businesses comprises the following (in thousand bolivars):

	2006	2005	2004
Participation in associated companies	-	-	-
Participation in joint businesses	1,157,807	1,040,295	1,847,041
	1,157,807	1,040,295	1,847,041

Participation in associated companies

At June 30, 2006 and at December 31, 2005 and 2004 participation in associated companies comprises the following (in thousand bolivars):

	%	2006	2005	2004
Agroindustrial Mandioca, C.A.	20	2,577,243	2,577,243	2,577,243
Corporación Forestal Orinoco, C.A.	33	769,112	769,112	769,112
Central Cariaco	25.62	88,371	88,371	88,371
Fibras Secundarias, S.A.	33	80,619	80,619	80,619
		3,515,345	3,515,345	3,515,345
Less – Loss from deterioration		(3,515,343)	(3,515,343)	(3,515,343)
		-	-	-

At date of this report, the Company does not have updated financial information of these companies.

Participation in joint businesses

At June 30, 2006 and at December 31, 2005 and 2004 participation in joint businesses comprises the following (in thousand bolivars):

	%	2006	2005	2004
Simco Recycling Inc.	50	(2,432,726)	(2,432,726)	(1,110,720)
Manpa Centroamérica, C.A.	50	3,590,794	3,473,021	2,957,761
		1,157,807	1,040,295	1,847,041

4. INVENTORIES

At June 30, 2006 and at December 31, 2005 and 2004 inventories comprised the following (in thousand bolivars):

	2006	2005	2004
Finished products	17,546,419	20,656,984	8,688,241
In-process products	453,208	366,120	73,411
Raw materials	15,155,741	18,567,845	17,322,102
Spare parts	7,810,882	6,998,642	5,661,140
In-transit inventory	1,590,584	12,584,822	3,081,668
	42,556,834	59,174,413	34,826,562
Less – provision for obsolescence	(1,663,283)	(1,663,283)	(2,055,479)
	40,893,551	57,511,130	32,771,083

The management estimates that inventories will be realized or used in a short-term; however, part of the inventories of spare parts might be used in more than one fiscal year.

Compromises to purchase raw materials (paper pulp and wastes) for the year 2006 amounted to Bs.9,942 million.

For June 30, 2006 and for the years ended at December 31, 2005 and 2004 the movement of the provision for obsolescence is as follows (in thousand bolivars).

	2006	2005	2004
Initial balance	(1,663,283)	(2,055,479)	(1,080,000)
Provision	-	-	(975,479)
Reverse	-	392,196	-
Final balance	(1,663,283	(1,663,283	(2,055,479)

The reverse of the provision is based on new estimates in regard to obsolescence of supplied inventories.

5. BILLS AND ACCOUNTS RECEIVABLE

At December 31, the bills and accounts receivable are as follows (in thousand bolivars):

	2006	2005	2004

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

Commercial	70,275,189	56,958,238	62,507,057
Related companies (Note 17)	7,294,520	12,413,496	10,946,691
Employees	813,418	429,642	482,280
Sundry debtors	980,555	872,084	599,333
Income tax paid in advance	721,566	2,400,339	-
VAT – paid in excess (Note 11)	19,525,506	14,904,864	4,277,288
Tax credit VAT – Net for compensating (Note 11)	1,285,501	1,492,571	-
Guaranteed deposits	7,523,954	7,523,954	2,533,503
	108,420,209	96,995,188	81,346,152
Less – provision for doubtful accounts	(1,921,832)	(1,657,917)	(1,949,040)
	106,498,377	95,337,271	79,397,112

The average credit period given to national clients ranges from 7 to 60 days, and for export clients from 60 to 180 days.

The Company keeps a provision for doubtful accounts at a level the management considers appropriate for the potential risks of bad accounts. Seniority of accounts receivable and the situation of clients are constantly monitored to assure appropriateness of the provision in the consolidated financial statements.

For the years ended at December 31, the movement of the provision for doubtful accounts includes (in thousand bolivars):

	2006	2005	2004
Initial balance	(1,657,917)	(1,949,040)	(2,999,993)
Provision	(515,564)	(772,485)	(1,207,193)
Sanctions	251,649	1,063,608	2,258,146
	(1,921,832)	(1,657,917)	(1,949,040)

Company management considers the amount in books of commercial debtor accounts and other accounts receivable *circa* its reasonable value.

Sales commitments for the year 2006 amounts to bs.26,888 million.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

6. INVESTMENTS AVAILABLE FOR SALE

At June 30, 2006 and at December 31, 2005 and 2006 the investments available for sale at short-term comprise the following (in thousand bolivars):

	2006	2005	2004
Investment and shares available for sale	900,308	902,184	899,770
Bonds available for sale	-	7,914,592	-
	900,308	8,816,776	899,770

Investments and shares available for sale

At June 30, 2006 and at December 31, 2005 and 2004 investments and shares available for sale include the following (in thousand bolivars):

	2006	2005	2004
Investment portfolio	759,578	759,578	677,749
Shares in:			
Central Portuguesa, S.A.	354,516	354,516	354,516
Corporación Industrial de Energía, C.A. S.A.C.A.	142,606	142,606	222,021
Corporación Forestal Venezuela, C.A.	47,817	47,817	47,817
	1,304,517	1,304,517	1,302,103
Less – loss from deterioration	(402,333)	(402,333)	(402,333)
	902,184	902,184	899,770

At December 31, 2005 the Company keeps Bs.77.5 million of non-realized income from investments and shares available for sale, which are presented net in the account "Non-realized result in investments" in shareholders´ equity.

Bonds available for sale

At December 31, 2005 investments available for sale include the following (in thousand bolivars):

	Acquisition Cost	Non-Realized Result	Reasonable Value

INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

Bond 2016 in US dollars, issued by the Bolivarian Republic of Venezuela, with maturity at 02/26/2016, with interests payable on a six-month basis and a fixed interest dividend at the rate of 5.75%	4,495,650	(476,539)	4,019,111
Bond 2020 in US dollars, issued by the Bolivarian Republic of Venezuela, with maturity at 12/09/2020, with interests payable on a six-month basis and a fixed interest dividend at the rate of 6.00%	4,495,650	(600,169)	3,895,481
	8,991,300	(1,076,708)	7,914,592

At December 31, 2005 the Company holds Bs.1,076 million of non-realized losses of investments available for sale, which are presented net in the account "Non-realized result in investments" on shareholders' equity. These non-realized losses do not represent a permanent deterioration of the market value of bonds. At December 31, 2005 bonds for approximately US$2,024 (Bs.4,351 million) are guaranteeing loans received from a financial institution (See Note 10).

Non-realized result in investments

	2006	2005	2004
Investment and shares available for sale	77,520	77,520	156,935
Bonds available for sale	(297,067)	(1,076,708)	-
	29,547)	(999,188)	156,935

7. CASH AND CASH EQUIVALENTS

At June 30, 2006 and at December 31, 2005 and 2004 cash and cash equivalents comprise the following (in thousand bolivars):

	2006	2005	2004
Cash and cash in banks	5,233,679	2,808,221	8,347,453
Bank placements	18,869,522	13,303,612	14,151,952

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO 48
JUDITH A. HERNANDEZ MORA

24,103,201	16,111,833	[illegible]59,405

8. SHAREHOLDERS' EQUITY

Capital stock

The capital stock of the Company amounts to Bs.2,294,009,424 of the capital stock comprised by 2,294,009,424 nominal shares of Bs.10 each, fully subscribed and paid in, registered with the competent authorities and of Bs.46,692,596,000 of capital updating, in constant currency at December 31, 2001 according to the provisions of Note 1c.

As of November 25, 1996 the Board of Directors approved to decree a share dividend of Bs.34,816,345,000 (in constant currency at December 31, 2001) with charge to account of updated net balance for future capital increases, which resulted from wiping out accounts of capital updating, a result from exposure to inflation (REI) and undistributed earnings made in 1996, pursuant to Technical Publication No. 14 (PT 14) issued by the Federation of Venezuelan College of Public Accountants, issuing 1,147,004,712 new common shares with a par value of Bs.10 each. According to the provisions by the National Securities and Exchange Commission this capital increase was distributed as dividends to registered shareholders in the shareholders' book at January 2, 1997 in order to be allocated and in effect as of January 16, 1997.

As of February 14, 2002 the Shareholders' Meeting approved reclassification of the shareholders' equity entry "Net updated balances for future capital increases" to "Net updated balance of retained earnings for the sole use of payment of dividends in Company shares or in its subsidiaries", everything with the approval of the National Securities and Exchange Commission as per official communication No.CNV-OP-033 as of February 4, 2002.

Legal Reserve

The Code of Commerce sets forth the provision of 5% of the company net earnings to create the legal reserve until this latter reaches at least 10% of the capital stock. This reserve will not be distributed as dividends.

Pursuant to the requirements established in official communication No.CNV-DCOP-165 dated November 12, 2001 at December 31, 2005 and 2004 the legal reserve belongs in full to Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

At December 31, the accumulated result for translation of affiliate and joint businesses abroad are comprised by the following (in thousand bolivars):

	2006	2005	2004
Affiliates:			
Vencaribbean Paper Products, Ltd.	(347,673)	(347,673)	(322,884)
Joint businesses:			
Manpa Centroamérica, C.A.	829,702	829,702	472,575
Simco Recycling Inc.	(275,721)	(275,721)	(121,467)
	206,308	206,308	28,224

Cash dividends

On April 21, 2006 the Shareholders' Meeting agreed to decree a cash dividend of Bs.12.00 per share, for a total of Bs.27,528,113,080.

On March 17, 2005 the Shareholders' Meeting agreed to decree a cash dividend of Bs.10.00 per share, for a total of Bs.22,940,094,240. Likewise, on October 7, 2005 the Shareholders' Meeting agreed to decree a special cash dividend of Bs.10.00 per share, for a total of Bs.22,940,094,240.

On March 26, 2004 the Shareholders' Meeting agreed to decree a cash dividend of Bs.6.00 per share, for a total of Bs.13,764,056,544. Likewise, on October 1, 2004 the Shareholders' Meeting agreed to decree a special cash dividend of Bs.5.00 per share, for a total of Bs.11,470,047,120.

Retained earnings

According to the partial amendment to the standards to prepare financial statements of entities subject to control by the National Securities and Exchange Commission dated March 25, 1997 the Company needs to disclose the retained earnings and the result from the fiscal year of the parent company and the retained earnings of its affiliates. At December 31, 2005 and 2004 the accumulated deficit of the affiliates included in the retained earnings amount to Bs.7,207 million and Bs.7,320 million, respectively. Net income and retained earnings of the parent company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. amounted to Bs.35,531 million and Bs.208,122 million, respectively,



at December 31, 2005; and Bs.62,775 million and Bs.218,471 million, respectively, at December 31, 2004 respectively.

According to the requirements set forth in official communication No.CNV-DCOP-165 as of November 12, 2001 at December 31, 2005 and 2004 the net income includes Bs.7,683 million and Bs.19,057 million of income tax expense of the parent company Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectively.

American Depositary Receipt (ADR)

On January 29, 1996 the U.S. Securities Exchange Commission authorized the American Depositary Receipt (ADR) program, Level 1, for MANPA. ADRs are negotiated in the "over-the-counter" market under the symbol "MUPAY" and each ADR represents 25 common shares of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Citibank, N.A. acts as depository bank whereas Banco Venezolano de Crédito acts as local custodian. At December 31, 2005 outstanding ADRs is 31,959,483.

9. CONTROL ON FOREIGN INVESTMENTS (SIEX)

At December 31, 2005 the Company is 70.53% owned by foreign investors.

The legal system in effect on foreign investments includes, among other issues, the following:

a) Foreign investors have the same rights and duties than those of their national counterparts.

b) Earnings corresponding to foreign investors shall be sent abroad without limitation (See Note 20).

c) Technology import agreements and of use and exploitation of patents and trademarks shall be registered with SIEX within a term of sixty (60) continuous days after being entered into.

10. ISSUANCE OF COMMERCIAL PAPERS AND SHORT-TERM LOANS

At June 30, 2006 and at December 31, 2005 and 2004 commercial papers and short-term loans are comprised as follows (in thousand bolivars):

	2005	2006	2004
Issuance of commercial papers	7,000,000	2,946,531	2,890,210
Short-term loans	33,188,503	47,019,985	13,459,268

Documents payable	-	-	2,486,040
	40,188,503	49,966,516	18,835,518

Issuance of obligations and commercial papers

At June 30, 2006 and at December 31, 2005 and 2004 issuance of commercial papers based on the currency in which they are issued and on their interest rate, is as follows (in thousand bolivars):

	2005	**2006**	**2004**
Bolivars:			
Fixed interest	7,000,000	2,946,531	2,890,210

Short-term loans

At June 30, 2006 and at December 31, 2005 and 2004 short-term loans are represented (in thousand bolivars):

	2006	2005	2004
Loans received from local banks, in bolivars, at variable interest rates, with monthly repayments and maturities at 30 days renewable.	33,188,503	47,019,985	13,459,268

At June 30, 2006 the Company holds lines of credit with different financial institutions for Bs.115,905,300 and has available Bs.30,485,571 net of credit portfolio in force (see Note 21) which can cover any future commitment of the Company.

Average interest rates from loans indicated above ranged between 10.75% and 15% for the semester ended at June 30, 2006 and 10.5% an 15% for the year 2005 and 12.46% and 15.17% for the year 2004.

11. TAX PROVISION

Consolidated tax group

According to the tax legislation in effect, the Companies part of the consolidated group individually present their income tax returns.

Fiscal years subject to tax inspection

At December 31, 2005 the last four years were subject to revision by the tax authorities in regard to the main taxes that are applicable to Companies.

At December 31, 2005 the Company has filed tax deficiency claims amounting to a total of circa Bs.7,324 million, mainly for the concept of income tax, business asset tax and value added tax. The Company has filed the timely resources and appeals. The Company management estimates that liabilities that may result from the claims filed by the tax administration will not have a significant effect on the attached consolidated financial statements.

Due to likely different interpretations to the tax standards and the results of inspections that in the future tax authorities may carry out for the years subject to review, the amount of new tax liabilities is not possible to objectively quantify at date. Nevertheless, at the opinion of the Company management, the possibility to materialize significant additional liabilities for this concept is remote.

Balances kept with the Tax Administration

Debit and credit balances with the Tax Administration at June 30, 2006 and at December 31, 2005 and 2004 are the following (in thousand bolivars):

	2006	2005	2004
Accounts receivable:			
Income tax paid in excess	721,566	2,400,339	-
VAT – paid in excess	19,525,506	14,904,864	4,277,288
Tax credit VAT – net to compensate	1,285,501	1,492,571	-
	21,532,573	18,797,774	4,277,288
Accounts payable:			
Income tax payable	613,610	293,748	14,742,783
Withheld third-party VAT payable	1,009,814	918,252	740,529
	1,623,424	1,212,000	15,483,312

As of November 24 and 28, 2005 the Company filed with the Tax Administration the tax compensation request of the VAT paid in excess amounting to Bs.11,168 million. According to the provisions of the regulations in effect, the Tax Administration has a maximum term of 90 business days to give an opinion about such request. In view of the administrative silence by the Tax Administration, the Company may bring an action before other institutions.

Income tax at June 30, 2006 and at December 31, 2005 and 2004 is summarized as follows (in thousand bolivars):

	2006	2005	2004
Tax on taxable income net	2,485,887	8,820,272	20,223,124
Less:			
Rebate for investments in property, plant and equipment and other credits	(211,661)	(1,341,708)	(366,847)
	2,274,226	7,478,564	19,856,277
Income tax from previous year	-	829,338	(592,097)
Total current income tax	2,274,226	8,307,902	19,264,180
Deferred income tax	(2,274,366)	(12,684,919)	(10,838,938)
	(500,140)	(4,377,017)	8,425,242

For the years ended at December 31, 2005 and 2004 the effective rate for the income tax expense is lesser than the tax rate applicable to income before taxes. The nature of this difference comes from permanent entries related to the setting of the taxable income, which effects on the applicable tax rate are summarized as follows (in percentage on income before taxes):

	2005		2004	
	Bs.	%	Bs.	%
Tax and tax rate applicable to income as per books	10,694,824	34	21,118,183	34
Base difference in inventories and fixed assets	4,961,660	16	8,259,300	13
Tax adjustment for inflation	(8,108,928)	(26)	(7,609,773)	(12)
Dividends received				
Foreign income				
Other non-deductible expenses	4,383,932	14	2,028,287	3
Other non-taxable income	(3,111,216)	(10)	(3,107,812)	(5)
Others net			(465,061)	(1)
Effects of rebate for investment in property, plant				

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

and equipment	(1,341,708)	(4)	(366,[illegible])	(1)
Tax expenses and tax rate applicable to income as per the books	7,478,564	24	19,856,277	31

The Venezuelan tax law provides for a yearly calculation of a regular adjustment for inflation of non-monetary and equity items, which is included in the taxable income net as a taxable or deductible entry, as the case may be. In regard to property, plant and equipment and other similar assets, this regular adjustment for inflation is depreciated or repaid in the rest of the tax useful life of the corresponding assets. For the case of inventories, that adjustment is considered in the sales cost of products once consumed or sold. The total regular adjustment of the year is determined by the algebraic addition of the amount of different adjustments by inflation of each non-monetary and equity item. Pursuant to the aforementioned legislation, taxpayers subject to income tax that carry out transactions with parties bound abroad should determine their income by the exports made and their costs by the goods and services acquired by the parties bound abroad, according to some method established in such legislation. The management carried out the study on required transfer prices to document the aforementioned transactions, which did not indicate the important differences in regard to the amounts included to determine the net taxable income of the year ended at December 31, 2004. The Company is in the process of carrying out a study of transfer prices corresponding to the year 2005 required to document the aforementioned transactions abroad. In the opinion of company management and of its consultants, the differences in regard to the amounts included to determine the net taxable income for the year ended at December 31, 2005 will not be significant.

Likewise, pursuant to the legislation, the Company may carry forward operating tax losses, different from those originated by the tax adjustment for inflation, up to three (3) subsequent years to the fiscal year in which they are incurred in. The deductible tax effect non-compensated from the tax adjustment for inflation may be carryforward until the next subsequent year to the fiscal year in which they are incurred in. At December 31, 2005 the Company through its affiliates Inmuebles 310350, C.A. and Transporte Alpes, S.A. include tax losses for inflation carryforward amounting to Bs.1,210.5 million.

As provided for in the aforementioned legislation, the Company may carryforward rebates for new investments in property and equipment up to three (3) years following the fiscal year in which they are incurred in.

At December 31, 2005 and 2004 the foreign affiliate Vencaribbean Paper Products, Ltd. Keeps tax losses carryforwards amounting to Bs.9,476 million and Bs.4,245 million, respectively, which do not have maturity date.

The composition of the effect of entries considered to determine the differed income tax at June 30, 2006 and at December 31, 2005 and 2004 is shown below (in thousand bolivars):

	2006	**2005**	**2004**
Liabilities for differed income tax			
Differences based on property, plant and equipment	71,642,726	74,491,457	84,325,609
Income from leasing based on cash	1,289,889	1,189,084	829,880
	72,932,615	75,680,541	85,155,489
Assets for differed income tax			
Base differences on inventories	13,006,390	12,316,343	9,244,579
Provisions and allowances	5,395,146	5,231,073	4,643,953
Base differences on investments	1,792,672	1,667,067	3,857,467
Tax losses carryforwards	918,187	1,836,373	94,886
Tax credits carryforwards	44,978	80,077	80,077
	21,157,373	21,130,933	17,920,962
Net of differed tax	51,775,242	54,549,608	67,234,527

12. ACCOUNTS PAYABLE

At June 30, 2006 and at December 31, 2005 and 2004 accounts payable are comprised as follows (in thousand bolivars):

	2006	**2005**	**2004**
Commercial	54,105,761	53,780,859	27,667,140
Related parts (Note 17)	7,000,919	8,585,122	5,215,910

Others	4,848,679	2,229,675	1,024,693
Withheld VAT from third-parties payable	1,009,814	918,252	740,529
Accumulated expenses payable	8,306,523	7,284,469	8,466,995
	75,271,696	72,798,377	43,114,667

Commercial creditor accounts and other accounts payable mainly include the amounts pending payment for commercial purchases and related costs. The average credit period for import purchases ranges from advances and 180 days and that for national ones ranges between advances and 65 days, respectively.

The Company holds license agreements with different providers. At December 31, 2005 and 2004 the Company has registered in results for the use of such licenses Bs.1,505 million and Bs.1,781 million, respectively. Such agreements set forth, among others, the following conditions:

- Payment of royalty percentage on net sales of licensed products.
- Deductions allowed for calculation of royalties include: sales returns according to percentage of gross sales as established on contracts; and taxes on sales and discounts per volume.
- In case of delays in payment, interest should be paid at the highest rates allowed by the law.
- The licensee will be entitled to carry out audits of royalties paid and to demand payment of the deficit the licensee may found as a consequence thereof plus interests at the highest rate allowed as per the law. In case such audits generate deficit, the licensee shall acknowledge the expenses arising from such audit.

13. INCOME

At June 30, 2006 and at December 31, 2005 and 2004 income includes the following (in thousand bolivars):

	2006	2005	2004
Sales of goods	199,399,576	373,406,646	382,426,108
Income from leasing	1,120,527	845,910	231,000
Income from services	800,807	807,724	495,824
	201,320,910	375,060,280	383,152,932

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

14. RESULTS FROM THE FISCAL YEAR

At June 30, 2006 and at December 31, 2005 and 2004 results from the fiscal year of the Company include the following debit balances (in thousand bolivars):

	2006	2005	2004
Depreciation and amortization	11,610,807	22,299,074	21,584,495
Cost of inventory acknowledged in results	80,684,911	169,488,295	160,785,492
Employee benefits	26,227,306	42,954,679	32,284,867

15. INFORMATION BY BUSINESS SEGMENT

Segmentation criteria

Information by segments is structured based on the different Company business lines.

Main business segments

Business lines described below have been set based on the organizing structure of the Company in effect at closure of June 30, 2006 taking into account, on one part, the nature of products and services offered, and for the other, the segments of client to which businesses are addressed to.

The Company centered its activity on the following big business lines:

Printing, writing and packing paper -

Manufacturing of this business segment is basically oriented to manufacture paper type Bond, Bristol, register, MF and MG, among others. Commercialization is highly in the form of final products, such as: bags, sacks, reams, four quires of letter paper, notebooks, envelopes, and other products.

Tissue paper – The tissue paper manufacturing plant produces several degrees of this paper, which are converted into final products such as hygienic paper, paper towels, napkins, and facial tissue in Maracay, Venezuela and Trinidad & Tobago locations.

Services and rentals – This business segment is basically oriented to maintenance of assets for leasing and surveillance services.

Corporate – Income and expenses that cannot be specifically attributed to any operating line or that are not the result of decision globally impacting the Company,

including expenses originated from projects and activities that impact several business lines and income from strategic participations are allocated to a "Corporate Unit" together with reconciliation entries resulting from integrating financial statements of the different business lines with the consolidated financial statements of the Company. The costs incurred in by a Corporate Unit are prorated using internal cost systems among the different business lines.

Geographic segment

Group activities are located within the Venezuelan market, in Central America and the Caribbean. However, this segmentation is not important at the level of the consolidated financial statements given the magnitude of amounts.

Bases and methodology of information by business segment

Information by segments that is shown below is based on monthly reports prepared by each division and is systematically generated on a monthly basis.

The structure of this information is designed as if each business line is about an autonomous business with independent own resources that are distributed according to risk of assets allocated to each line, pursuant to an internal percentage costs distribution.

Below there is information by segment of these activities for the years ended at December 31, 2005 and 2004 (in thousand bolivars):

December 2006

	Printing writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income statement					
Local sales	97,434,563	93,708,312	1,921,334	-	193,064,209
Export sales	1,984,205	6,272,496	-	-	8,256,701
Sales among segments – local	-	-	4,789,490	(4,789,490)	-
Sales among segments – export	92,710	2,661,873	-	(2,754,583)	-
Total income	95,511,478	102,642,681	6,710,824	(7,544,073)	201,320,910
Costs and expenses	93,001,777	91,492,544	6,157,589	(9,027,178)	181,624,732

Operating results	6,509,701	11,150,137	553,235	1,483,105	19,696,178
Participation in results from joint-business companies	-	-	-	-	126,773
Financial income	-	-	-	-	482,298
Financial expenses and others	-	-	-	-	(4,325,915)
Results before taxes	-	-	-	-	15,979,334
Results after taxes	-	-	-	-	16,479,474
Depreciation	5,750,624	4,857,088	1,003,095	-	11,610,807
Capital investments	1,357,348	30,745	-	-	1,388,093
Balance sheet					
Assets					
Assets per segment	245,984,746	248,611,676	37,486,343	(27,833,194)	504,249,571
Assets per corporate segments	-	-	-	-	6,899,297
Participation in associated companies	1,157,807	-	-	-	1,157,807
Undistributed corporate assets	-	-	-	-	87,492,847
Total consolidated assets					599,799,522
Liabilities					
Liabilities by segments	43,528,038	10,390,246	146,574	(27,833,194)	26,231,664
Liabilities by corporate segments	-	-	-	-	9,159,129
Undistributed corporate liabilities	-	-	-	-	152,111,668
Total consolidated liabilities					187,502,461

2005

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total

Income statement					
Local sales	192,580,704	156,416,297	1,653,634	-	350,650,635
Export sales	14,247,896	10,161,749	-	-	24,409,645
Sales among segments – local	-	-	8,226,918	(8,226,918)	-
Sales among segments – export	40,707	5,327,337	-	(5,368,044)	-
Total income	206,869,307	171,905,383	9,880,552	(13,594,962)	375,060,280
Costs and expenses	173,194,361	163,666,603	10,424,202	(12,916,127)	334,369,039
Operating results	33,674,946	8,238,780	(543,650)	(678,835)	40,691,241
Participation in results from joint-business companies	-	-	-	-	(919,621)
Financial income	-	-	-	-	678,654
Financial expenses and others	-	-	-	-	(8,989,028)
Results before taxes	-	-	-	-	31,461,246
Results after taxes	-	-	-	-	35,838,263
Depreciation	9,253,411	9,075,817	3,969,846	-	22,299,074
Capital investments	3,482,764	5,970,150	1,405	-	9,454,319
Balance sheet					
Assets					
Assets per segment	260,684,025	250,978,288	42,728,449	(10,068,085)	544,322,677
Assets per corporate segments	-	-	-	-	7,657,232
Participation in associated companies	1,040,295	-	-	-	1,040,295
Undistributed corporate assets	-	-	-	-	63,329,500
Total consolidated assets					616,349,704
Liabilities					
Liabilities by segments	37,679,175	34,496,330	6,350,101	(20,6323,668)	57,901,938
Liabilities by corporate					

segments	-	-	-	-	187,356
Undistributed corporate liabilities	-	-	-	-	135,694,351
Total consolidated liabilities	-	-	-	-	193,783,645

2004

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income statement					
Local sales	229,398,076	124,997,520	726,824	-	355,122,420
Export sales	15,993,564	12,036,948	-	-	28,030,512
Sales among segments – local	-	-	6,041,004	(6,041,004)	-
Sales among segments – export	345,599	2,392,249	-	(2,737,848)	-
Total income	245,737,239	139,426,717	6,767,828	(8,778,852)	383,152,932
Costs and expenses	180,224,101	130,066,754	8,584,560	(8,471,081)	310,404,334
Operating results	65,513,138	9,359,963	(1,816,732)	(307,771)	72,748,598
Participation in results from joint-business companies	-	-	-	-	(369,267)
Financial income	-	-	-	-	445,324
Financial expenses and others	-	-	-	-	(10,712,351)
Results before taxes	-	-	-	-	62,112,304
Results after taxes	-	-	-	-	53,867,062
Depreciation	10,605,028	8,617,980	2,361,487	-	21,584,495
Capital investments	970,397	11,855,044	45	-	12,825,486
Balance sheet					
Assets					
Assets per segment	261,448,840	254,946,852	41,874,871	(17,722,787)	540,547,776
Assets per corporate segments	-	-	-	-	8,443,393
Participation in					

associated companies	1,847,041	-	-	-	1,847,041
Undistributed corporate assets	-	-	-	-	36,003,159
Total consolidated assets					586,841,369
Liabilities					
Liabilities by segments	18,068,520	26,457,136	6,662,035	(22,955,877)	28,231,814
Liabilities by corporate segments	-	-	-	-	10,235,333
Undistributed corporate liabilities	-	-	-	-	114,788,199
Total consolidated liabilities					153,255,346

16. OPERATING LEASING

The Company as lessor

Income form leasing property amounted to Bs.1,121 million of bolivars for the six-month period ended at June 30, 2006 (Bs.846 million bolivars in December 2005 and Bs.231 million in 2004).

Property under operating leasing agreements are subject to leasing commitments that go from one (1) to two (2) years, and price increases are governed by the Consumer Price Index of the Metropolitan Area of Caracas (CPI); the Company management estimates that contracts in effect at December 31, 2005 will be automatically renewed.

At December 31, the Company has contracted with lessees the following minimum leasing quotas (in thousand bolivars):

	2005	**2004**
Less than a year	2,139,036	845,910
Up to two years	4,278,074	1,691,819
	6,417,110	2,537,729

During December 2005 and January 2006, the Company entered into leasing agreements for other property owned which were not in use in the year 2005 (see Note 2).

The Company as lessee

The Company has leasing agreements of personal property that are used for operating; however, such property is unimportant for the consolidated financial statements.

17. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The Company and its affiliates hold balances and carry out significant transactions with related companies. As a consequence of these relations it is possible that the terms agreed among parties were not the same as those that may result from transactions with unrelated companies.

During the years 2005 and 2004 the Company and its affiliates made the following significant transactions with related counterparts, during the regular course of its operations (in approximate thousand bolivars):

	2005	2004
Inventory sales	9,332,460	7,618,484
Inventory purchases	9,172,106	16,785,609
Purchases of electricity	17,426,164	14,029,667
Administrative services	25,340	24,320

The following balances receivable and payable (in thousand bolivars) were product of these transactions and of other of lesser importance:

	2005	2005	2004
Accounts receivable:			
MANPA Centroamérica, C.A. (joint business)	1,889,028	7,011,952	6,499,132
Simco Recycling, Inc. (joint business)	4,858,011	4,816,468	3,884,667
Agroindustrial Mandioca, C.A. (associated company)	268,253	342,150	380,327
Corporación Industrial de Energía, C.A. S.A.C.A.	225,907	203,848	150,409
Turboven Maracay Company Inc. Sucursal*	32,674	31,117	31,117
Agropecuaria Mandioca, C.A. (associated company)	1,040	1,040	1,039

Turbogeneradores Maracay, C.A.*	19,607	6,921	-
	7,294,520	12,413,496	10,946,691
Accounts payable:			
Simco Recycling, Inc. (joint business)	3,306,448	4,290,388	2,629,056
Turbogeneradores Maracay, C.A.*	-	3,411,542	2,459,717
MANPA Centroamérica, C.A. (joint business)	3,558,009	763,250	-
Turboven Maracay Company Inc.*	101,746	100,160	100,160
Turboven Cagua Company Inc.*	19,782	19,782	19,782
Agroindustrial Mandioca, C.A. (associated company)	14,934	-	7,195
	7,000,919	8,585,122	5,215,910

* These companies are affiliates of Corporación Industrial de Energía, C.A. S.A.C.A.

At June 30, 2006 and at December 31, 2005 and 2004 the Company has not created any provision for insolvencies in regard to amounts receivable from related companies, for it considers there are no doubts about their recovery.

At June 30, 2006 and at December 31, 2005 and 2004 the Company has not given warrantees to financial entities on account of related companies.

18. REMUNERATION TO THE BOARD OF DIRECTORS AND ADMINISTRATORS

Board of Directors

Clause No.14 of the Company By-Laws sets forth that the members of the Board of Directors will receive for the concept of participation in the benefit of the fiscal year of the company, 1% of the income. The amount paid in the year 2005 to the Board of Directors for this concept amounted to Bs.469.7 million (Bs.226.4 million in the year 2004).

In addition, the Clause No.9 of the Company By-Laws sets forth that members of the Board of Directors will receive for its assistance to the Board of Directors a diet of 200 tax units. The value of tax units in effect during the years ended at December 31, 2005 and 2004 amounted to Bs.29,400 and Bs.24,700 in 2005 and Bs.24,700 Bs.19,400 in

2004, respectively. The income paid for the concept at December 31, 2005 amounted to Bs.1,058.4 million (Bs.829.9 million in the year 2004).

Salary and wages

Remuneration for the concept of salary, other personnel benefits and professional fees received in the year 2005 for the 41 persons of the Company with executive responsibilities (administrators) amounted to some Bs.5,349.7 million (some Bs.4,458.1 million in 2004 for 40 persons).

Compromises for insurances and other concepts

After employment remunerations, some of the current and former administrators of the Company are beneficiaries or insurers which sots is responsibility of the Company. The amount charged to results for this concept in the year 2005 amounted to Bs.42.3 million, approximately (Bs.34.9 million in the year 2004).

At December 31, remuneration to the Board of Directors and administrators are composed as follows:

	2005	2004
Short-term remuneration to administrators	3,549,304	2,869,146
After-employment severance benefits	394,367	318,794
Remuneration to the Board of Directors	1,528,183	1,056,348

19. RISK MANAGEMENT

Risks of interest, type of exchange and prices

The Company is continuously exposed to credit risks, to foreign exchange, interest rates and price fluctuations; however, the management constantly monitors such risks and implements the necessary operating and financial procedures to minimize risks.

The greatest part of Company sales is addressed to the local market whereas part of the costs is in dollars; therefore, variations between the local inflation rate and the devaluation rate may influence the operating margins.

The risk of the interest rate is managed through a conservative indebtedness policy. Currently, the management does not anticipate any significant change in its exposure to change in the interests rates or in the current strategy to manage such risk.

The Company is subject to price risks of the main raw material and among them the most significant is the pulp price. Sales price of paper products are influenced partly by the pulp market price that is determined by offer and demand on the industry. Specifically, pulp price increases may negatively impact earnings if sale prices cannot be adjusted. Derivative instruments have not been used to manage risks.

During the years ended at June 30, 2006 the Company did not carry out any hedging and it has not identified instruments that may be classified as derivatives.

Credit risks

Financial instruments partially subject to the Company at credit risk concentrations mainly consist of temporary investments in cash and commercial accounts receivable. The Company places its temporary investments in different financial institutions and as a policy limits the amount of credit risks. Credit risk concentrations in regard to commercial accounts receivable are limited because of the big number of customers the Company has. At June 30, 2006 and at December 31, 2005 and 2004 the Company does not have significant risk concentrations different from those stated above.

Price Control

As of February 6, 2003 the National Executive decreed a price control on first-need goods and services among which certain products manufactured by the Company were included.

20. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Since 2003, the National Executive and the Venezuelan Central Bank have entered into different agreements which establish the Regime to Administer Foreign Currency as well as the type of foreign exchange that will govern operations set forth in such agreements. From that date, the Commission to Administer Foreign Exchange (CADIVI) is in charge of coordinating, administering, controlling and establishing the requirements, procedures and restrictions required to carry out such agreement. At date, CADIVI has issued several regulations related to registration, guidelines, requirements and conditions concerning the regime to administer foreign currency.

The Company has been carried out the necessary formalities to access foreign exchange aimed at paying its obligations in foreign currency derived from import of

goods and services and dividends. Obtaining the necessary foreign currency for operations in foreign currency made by the Company during the regular course of its operations will depend on: (1) the approval of records and requests made before the corresponding institutions; (2) the availability of foreign currency that will be set forth in the enforcement of the aforementioned Regulations; and (3) the Company shares to access those necessary foreign currency not requested before the relevant institutions, or those foreign currency which requests are rejected by such institutions.

Below the monetary assets and liabilities in foreign currency at June 30, 2006 and at December 31, 2005 and 2004 are described, registered in bolivars at the exchange rate of Bs.2,150 and Bs.1,920 per US$1.oo respectively (in thousand U.S. dollars):

	(in thousand US$)		
	2006	2005	2004
Assets:			
Cash and temporary investments	7,498	5,701	10,491
Available investments for sale	352	4,035	345
Commercial accounts receivable	1,751	1,325	8,937
Accounts receivable to related companies	3,229	5,600	5,482
Guaranteed deposits	3,500	3,500	1,320
Advances to suppliers and sundry debtors	799	1,372	1,556
	17,129	21,533	28,131
Liabilities:			
Documents payable	-	-	1,295
Commercial accounts payable	19,703	19,576	11,027
Accounts payable to related companies	1,538	2,350	1,369
Accumulated expenses payable and others	742	1,270	1,736
	21,983	23,196	15,427

21. COMMITMENTS AND CONTINGENCIES

Bonds and guarantees granted

In order to guarantee obligations, at December 31, 2005 the Company has granted bonds in favor of bank institutions amounting to Bs.26 million. Likewise, the Company

has given bonds in favor of the Commission to Administer Foreign Exchange (CADIVI) amounting to US$290 thousand.

In virtue of the sales contract of assets related to forest projects, a subsidiary became jointly guarantor and main payer of the Company before purchaser to guarantee this latter all and each of the obligations accepted by the Company. At date, such bond is limited to the amount of US$350,000 with maturity on April 30, 2006. In order to guarantee the aforementioned bond, the subsidiary granted a first-degree mortgage in favor of the purchaser up to US$446 thousand on real estate of its property constituted by floors 4 and 5 of Torre Country Club. Likewise, it has been agreed that in the case of selling levied property, this bond will be replaced by a guarantee on the securities listed in the Caracas Stock Exchange.

Open Letters of Credits

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At December 31, 2005 the open letters of credits for these concepts amount to US$13,17 million (Bs.28,324 million).

Contingencies

At December 31, 2005 certain civil and labor lawsuits have been filed against the Company before courts of the country, amounting to circa Bs.1,408 million in relation to which the relevant brief of reply to charges have been filed. The Company and its legal advisors consider that there are enough grounds to claim these actions and believe that the final resolution will not have significant effects on the consolidated financial statements.

At December 31, 2005 and 2004 the appeals of foreign currency reimbursement to the Venezuelan Central Bank amounting to US$567 thousand, filed by the Treasury (currently the Ministry of Finance) are being decided at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to claim this matter and believe that the final resolution will not have significant effects on the consolidated financial statements.

As of August 26, 2003 the Company was notified about an administrative procedure by the Directorate of Inspection and Taxation of the Ministry of Finance due to



noncompliance with the delivery of foreign currency sales vouchers to the Venezuelan Central Bank, for exports carried out during the foreign exchange control in effect (1994-1996) amounting to US$5.321,716 million, corresponding to 90% of FOB value of customs returns. The Company and its legal advisors are of the opinion that there are enough merits to argue this matter and deem that the final resolution of such will not have significant effects on the consolidated financial statements.

3.3. Consolidated Financial Statements Audited by Independent Public Accountants at December 31, 2005 and 2004.

[Letterhead of Deloitte & Touche]

REPORT BY THE INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of

Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

We have carried out the audits of the consolidated balance sheets of **Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and Subsidiaries** at December 31, 2005 and 2004 and of the consolidated associated income statements, of flows in equity accounts and of cash flows for the years ended on those dates, which are enclosed herein, stated in bolivars and pursuant to the International Financial Reporting Standards (IFRS). Preparation of such financial statements is the responsibility of Company management. Our responsibility is to give an opinion about those financial statements based on our audits.

We have carried out our audits pursuant to the audit standards generally accepted in Venezuela. These standards require us to plan and carry out the audit to obtain a reasonable assurance that the financial statements are exempted form material mistakes. An audit includes revision, based on tests, of the evidences supporting the amounts and the disclosures of the financial statements. An audit also includes the evaluation of the accounting principles used and the significant estimations made by the management as well as the thorough evaluation of the entire presentation of the financial statements. We believe our audits provide a fairly base for our opinion.

In our opinion, the consolidated financial statements aforementioned reasonably state, in all their significant aspects, the financial situation of Manufacturas de Papel, C.A.

(MANPA) S.A.C.A. and Subsidiaries at December 31, 2005 and 2004 and the results of its operations and cash flows for the years ended on those dates, pursuant to the International Financial Reporting Standards (IFRS).

On December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided early adoption of the International Financial Reporting Standards (IFRS) to prepare and submit their consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005 issued by the National Securities and Exchange Commission (CNV for its abbreviation in Spanish). According to the provisions set forth in IFRS 1, the consolidated financial statements and its explanatory notes for the year 2004, prior reported in our report date February 14, 2005 were restructured to adapt them to the base used for reporting the year 2005.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo (signed) Illegible.

Public Accountant.

C.P.C. (Certified Public Accountant) No. 10.171

C.N.V. No.S-796

Venezuela, February 24, 2006 --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS, AT DECEMBER 31, 2005 AND DECEMBER 31, 2004

(Stated in thousands Bs.)

ASSETS	Notes	2005	2004
NON-CURRENT ASSETS:			
Property, plant and equipment – net	2	432,900,402	444,876,361
Participation in associated companies and joint businesses	3	1,040,295	1,847,041
Total non-current assets		433,940,697	446,723,402
CURRENT ASSETS:			
Expenses paid in advance		1,111,934	698,345
Inventory	4	57,511,130	32,771,083
Advances to suppliers		3,520,063	3,852,252
Bills and accounts receivable – net	5	95,337,271	79,397,112
Investments available for sale	6	8,816,776	899,770
Cash and cash equivalents	7	16,111,833	22,499,405

LIABILITIES			
SHAREHOLDERS' EQUITY:	8 and 9		
Capital stock		69,632,690	69,632,690
Accumulated result from translation of affiliate and joint businesses abroad		206,308	28,224
Retained earnings:			
Legal reserve		6,963,269	6,963,269
Net updated balance of retained earnings for the sole use of payment of dividends in Company shares or shares from subsidiaries		119,593,551	119,593,551
Undistributed		227,169,429	237,211,354
Non-realized result in investments	6	(999,188)	156,935
Total shareholders´ equity		422,566,059	433,586,023
NON-CURRENT LIABILITIES:			
Provision for seniority, net of long-term advances		3,572,106	2,487,419
Deferred income tax	11	54,549,608	67,234,527
Total non-current liabilities		58,121,714	69,721,946
CURRENT LIABILITIES:			
Provision for seniority, net of short-term advances		3,869,781	2,694,704
Documents payable	10	-	2,486,040
Commercial Papers	10	2,946,531	2,890,210
Short-term loans	10	47,019,985	13,459,268
Dividends payable	8	8,733,509	4,145,728
Income tax payable	11	293,748	14,742,783
Accounts payable	12	72,798,377	43,114,667
Total current liabilities		135,661,931	83,533,400
Total liabilities		193,783,645	153,255,346
TOTAL		616,349,704	586,841,369

See notes to the Consolidated Financial Statements

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004

(Stated in thousand bolivars)

	Notes	2005	2004
Income for sales	13	375,060,280	383,152,932
Sales cost	14	284,444,405	270,855,826
Gross profit		90,615,875	112,297,106
Cost and expenses:			
Sales expenses	14	30,939,453	22,282,173



REPUBLICA DE VENEZUELA
72
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

Overhead and administrative expenses	14 and 18	18,985,181	17,608,086
Profit from selling assets		-	(341,751)
		49,924,634	39,548,508
Profit in operations		40,691,241	72,748,589
Participation in results from joint business	3	(919,621)	(369,267)
Financial costs		(4,664,484)	(3,013,243)
Financial incomes		678,654	445,324
Exchange differences – net	20	3,565,400	2,954,693
Loss in swap operations with securities		(3,671,665)	(7,411,275)
Other incomes (expenditure):			
Provision for investments		-	366,311
Net loss from hedge contract in foreign currency		-	(417,348)
ADR commissions		(505,370)	(646,810)
Bank debit tax		(3,089,757)	(3,105,931)
Others – net		(623,152)	561,252
		(9,292,995)	(10,636,294)
Profit before taxes		31,461,246	62,112,304
Income tax	11	4,377,017	(8,425,242)
Net income		35,838,263	53,867,062
Net profit per share:			
Basic	1	15,62	23,40
Diluted	1	15,62	23,40

See notes to the financial statements.

(Next there is a Consolidated Statement of Flows in equity accounts for the years ending at December 31, 2005 and 2004 attached hereto).

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004

(Stated in thousand bolivars)

	Notes	2005	2004

OPERATING ACTIVITIES:			
Net earnings		35,838,263	53,687,062
Adjustments to reconcile the net income with the cash provided for by the operating activities:			
Exchange differences	20	(3,565,400)	(2,954,693)
Participation in results from joint business		919,621	369,267
Deferred tax income	11	(12,684,919)	(10,838,938)
Provision for taxes	11	8,307,902	19,264,180
Result non fulfilled in investments		(1,156,123)	156,935
OPERATING ACTIVITIES:			
Result from translation of subsidiary and joint business		(803,587)	(1,876,643)
Result from properties, plant and equipment sales	2	-	341,751
Financial costs		4,664,484	3,013,243
Financial incomes		(678,654)	(445,324)
Depreciation	2	22,299,074	21,584,495
Operating cash flows before movements of work capital		53,140,661	82,301,335
Changes in operational assets and liabilities:			
Reduction (increase) in:			
Bills and accounts receivable		(12,204,966)	(23,103,766)
Advances to suppliers		1,873,901	(600,012)
Inventories		(24,740,047)	6,146,674
Expenses paid in advance		(413,589)	108,981
Increase (reduction) in:			
Accounts payable		26,397,944	(8,106,374)
Provision for severance benefits, net payment		2,259,764	696,779
Paid interests		(3,246,770)	(2,751,837)
Collected taxes		678,654	445,324
Paid taxes		(22,756,937)	(11,182,257)

Net cash provided for operational activities		20,988,615	43,954,847
INVESTMENT ACTIVITIES:			
Net cash used by financing activities	6	(7,917,006)	(791,970)
Acquisition of properties, plant and equipment	2	(9,454,319)	(12,825,486)
Net cash used for investment activities		(17,371,325)	(13,617,456)
FINANCING ACTIVITIES:			
Increase in short term loans	10	31,143,003	2,518,700
Amount of commercial papers issues	10	8,808,700	11,937,900
Amortization of commercial papers	10	(8,752,379)	(14,475,232)
(Reduction) increase in bills payable	10	(2,486,040)	1,263,309
Cash dividends	8	(41,292,407)	(26,267,362)
Net cash used for financial activities		(11,579,123)	(25,022,685)
NET (REDUCTION) INCREASE IN CASH AND CASH EQUIVALENTS		(7,961,833)	5,314,706
DEVALUATION EFFECT ON CASH AND CASH EQUIVALENTS	7	1,574,261	3,418,780
CASH AND CASH EQUIVALENT AT THE BEGINNING	7	22,499,405	13,765,919
CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR		16,111,833	22,499,405

See notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004

(Stated in thousand bolivars)

3. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – The dominant company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is a company established in the Bolivarian Republic of Venezuela pursuant to the Venezuelan Code of Commerce and the Capital Market Law, and its business purpose is to manufacture and commercialize paper in all its fashions.

Adoption of the International Financing Reporting Standards (IFRS) As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided to early adopt the International Financing Reporting Standards (IFRS) to prepare and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV).

The enclosed consolidated financial statements have been prepared based on the International Accounting Standards (IAS) that include the International Financing Reporting Standards (IFRS), the International Accounting Standards (IAS), Interpretations by the Permanent Interpreting Commission (PIC) and the International Financial Reporting Interpretations Committee (IFRIC), issued y the International Accounting Standards Board (IASB) all of which are effective for the fiscal years beginning at January 1, 2005.

These standards suppose, in regard to those in effect at the time of preparing the Company consolidated financial statements for the year 2004, among other things the following:

- Significant changes in the accounting policies, valuation criteria and fashion of presenting the financial statements part of the yearly consolidated financial statements, and
- A significant increase in the information facilitated in the memory of the yearly consolidated financial statements

Note 22 shows the reconciliation demanded by the IFRS 1 among the consolidated financial statements for the year ended at December 31, 2004 and that, therefore, appear in the Company consolidated financial statements corresponding to that fiscal year, and the consolidated financial statements according to the new regulations.

January 1, 2004 was considered transition date for the purposes of preparing the first set of financial statements at December 31, 2005 under the IAS. Pursuant to the demands by the IFRS 1, the information comprised in the consolidated financial

statements and explanatory notes referred to the year 2004 are presented, for comparison purposes, with similar information related to the year 2005.

At the date of issuing these consolidated financial statements, the following standards and interpretations were issued but will be effective from January the 1st, 2006:

- IFRS 7 – Financial instruments – information to be disclosed.
- IFRIC 4 – Determination if a contract includes leasing.
- Revision of IAS 1 – Presentation of financial statements – Information to be disclosed about capital stock.
- Revision of IFRS 39 – Financial instruments – Acknowledgements and valuation.

Company management is in the process of evaluating the impact of the foregoing standards on the attached consolidated financial statements.

Approval of consolidated financial statements – Consolidated financial statements corresponding to the year ended at December 31, 2004 prepared in compliance with the standards to prepare financial statements of entities subject to control by the National Securities and Exchange Commission were approved by the Shareholders´ Meeting on March 17, 2005. Consolidated financial statements corresponding to the year ended at December 31, 2005 are pending approval. Nevertheless, the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. understands that same are approved without significant changes.

Significant accounting policies – The main accounting policies used by the Company to prepare its consolidated financial statements are summarized as follows:

a. ***Responsibility of the information and estimations made*** – Information included in these consolidated financial statements are the responsibility of the Board of Directors and of Company Management. To prepare them, certain estimates have been used to quantify some assets, liabilities, income, expenses and commitments that are registered therein. Basically, these estimates refer to:

- Losses form deterioration of certain assets (Notes 3, 4, 5 and 6),
- Useful life of property, plant and equipment (Notes 2),
- Valuation of goodwill (Note 3),
- Reasonable values of financial assets and liabilities (Notes 5, 10 and 12),

- Estimated accruals payable (Note 12),
- Probability of contingencies (Notes 11 and 21),
- Exchange control and its impact on assets, liabilities, obligations in foreign currency and dividends to shareholders (Note 20),
- Price control on certain products commercialized by the Company (Note 19).

Although these estimates are made based on the best information available at December 31, 2005 about the facts analyzed, it is possible that events that may take place in the future force their amendment in the next fiscal years. This amendment will be carried out pursuant to the provisions of IFRS 8, prospectively, taking into account the effects of the change of estimation in the corresponding consolidated income accounts.

b. *Consolidation* - The attached hereto consolidated financial statements include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago), Valores y Acciones 1003, C.A. and its Affiliates; Inmuebles 310350, C.A. and Seguridad Industrial y Forestal, C.A. (Seinforca) (both domiciled in Venezuela), and Transporte Alpes, C.A. (domiciled in Venezuela). Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica) and Simco Recylcing, Inc. (domiciled in the United Status), both 50% partially owned were considered joint businesses according to IAS 31, and were registered as per the method of participation.

All significant transactions among companies have been eliminated from consolidation.

c. *Effects of inflation* – The functional currency of the Company is the Bolivar. Once the IAS 29 "Financial Information on Hyperinflationary Economies" is revised together with other literatures consulted and after analyzing the accumulated inflation at the date of transaction and subsequent periods, the Company determined that the Venezuelan economy stopped being hyperinflationary from January the 1st, 2002.

As a consequence of the foregoing, some amounts of non-monetary assets and liabilities at December 31, 2001 in constant currency at that date were considered as the new accounting base of these entries.

d. ***Translation of the financial statements of affiliates and joint businesses abroad*** – The Company determined the functional currency of affiliates abroad according to IAS 21 "Effect of Variations in Exchange Types of Foreign Currency." Consequently, for its incorporation into the attached financial information, the financial statements of such affiliates were translated into bolivars by converting monetary and non-monetary entries of the balance sheet at the current exchange rate, and as for the income account the average of the exchange rate of the corresponding year.

The effects of including the financial statements of affiliates translated to bolivars by this methodology are shown in the shareholders´ equity as Accumulated result from translation of affiliates and joint businesses.

e. ***Participation in associates*** – An associated company is that in which the Company is able to significantly influence; without control or joint control by its participation in decision-making and operating policies of the associated company. Normally, this capacity is expressed in a participation (direct or indirect) equal or superior to 20% of the voting rights of the entity participated.

Exceptionally, the following entities, of which a 20% or more of its voting rights is owned, are not considered entities associated to the Group:

Entity	% of Voting Rights	Reason why it is considered Associated
Agroindustrial Mandioca, C.A.	20	The Company does not have a significant influence on operations of the associated company.
Corporación Forestal Orinoco, C.A.	33	The Company does not have a significant influence on operations of the associated company.
Fibras Secundarias, S.A.	33	The Company does not have a

		significant influence on operations of the associated company.
Central Cariaco	25.62	The Company does not have a significant influence on operations of the associated company.

The Company has created a provision for deterioration equal to the book value of investment. The Company does not have any obligation to financially support such entities.

Participation in joint business – A joint business consists of a contractual agreement in which the Company and other parties begin an economic activity subject to joint control. Business agreements involving the establishment of an entity apart in which each participant owns interests are identified as entities jointly controlled. Profits and losses are eliminated pursuant to Company participation in the joint business, except for those cases in which non- realized losses provide evidence of any deterioration of the asset allocated.

Pursuant to IAS 31, the Company opted for valuating entities considered joint business by using the method of participation.

f. ***Property, plant and equipment*** – Property, plant and equipment are presented at the allocated cost less depreciation and any acknowledged loss from deterioration of value. Depreciation is calculated based on the straight line method on the remaining useful life estimated by the Company and technical surveys supported by independent experts.

Replacements or renewals of entire elements that increase the useful life of the asset in question or its financial capacity are accounted for as greater amount of asset with the subsequent accounting withdrawal of the elements replaced or renewed. Periodical expenses of maintenance, preservation and repair are attributed to the results of the measure they incur in.

Depreciation is calculated based on the straight line method on the remaining estimated useful life of the different assets as follows, understanding that the lands on which

buildings and other constructions are built have an undefined useful life and, therefore, they are not subject to depreciation:

	Years
Buildings	10-30
Machinery and equipment	7-20
Automotive vehicles	3-6
Furniture, fittings and others	3-5

Company management considers that the accounting value of assets does not exceed their recoverable value.

Costs due to interests directly attributable to acquisition, construction or production of qualified assets that necessarily require a substantial time period to be prepared for its expected use or sale are added to the cost of such assets until the moment assets are substantially prepared for use. Income from investments arising from the temporary investment of specific loans that has not been invested yet in such assets is deducted from costs for interests ready to be capitalized.

g. ***Long-term assets*** – The Company reviews amounts in books of its tangible and intangible assets to determine if there are indications that such assets have suffered a loss from deterioration of value. If there is any indication, the recoverable amount of asset is calculated in order to determine the scope of the loss for deterioration of value (if any). In case the asset does not produce cash flows by itself that is independent from other assets, the Company calculates the recoverable amount of the unit by generating cash to which the asset belongs to.

The recoverable value is the highest value between the reasonable value less the cost of selling it and the value of use. The value of use is determined based on estimated future cash flows discounted at its current value, using a discount rate before taxes that reflects current market valuations in regard to temporary value of money and specific asset risks.

If it is estimated that the recoverable amount of an asset (or a cash generating unit) is inferior to its amount in books, the amount in books of assets (cash generating unit) is

reduced to its recoverable amount. Immediately, a loss for deterioration of value as expense is acknowledged.

A loss for value deterioration can be further reverted and registered as income in the results of the period until the amount to which the increased amount in books does not exceed the amount in books that would have been determined if any loss had been acknowledged for deterioration of value for the asset (cash generating unit) in previous years.

h. ***Operating leasing*** – Typically, in operating leasing operations the ownership of goods leased and substantially all the risks and advantages that fall on such goods belong to lessor.

The Company has leasing agreements negotiated in which the Company acts as lessor. Leased goods are presented under the item property, plant and equipment. These assets are repaid according to the policies adopted for similar assets of own use, and the income from leasing agreements are acknowledged based on the provisions set forth in the agreements, which come close to the straight-line method established in the IAS 17.

i.. ***Inventories*** – Stocks are valued at the acquisition or production cost, or at the realized net value, the lesser. Cost includes costs of direct materials and, in your case, the costs of direct labor and general manufacturing expenses, also including those incurred in when transferring stocks to your location and current conditions. During periods of low production level or during those of idle capacity, the number of fixed general manufacturing expenses attributed to each production unit is not increased as a consequence of this circumstance. During abnormally high production periods, the amount of fixed general manufacturing expenses attributed to each manufacturing unit will be reduced so that stocks are not valued over real cost.

Commercial discounts, rebates obtained and other similar entries are deducted in determining acquisition price.

The cost is calculated using the average method. The net realized value represents the estimate of the sale price less the entire estimated finishing price and the costs that will be incurred in commercialization processes, sale and distribution.

j. ***Financial assets*** – Financial assets are acknowledged in the consolidated balance sheet of the Company when acquisition is made, following the provisions of IAS 39 "Financial Instruments." The financial assets are initially registered at their reasonable value, including in general, operating costs.

Financial assets kept by the Company are classified as follows:

- Loans and accounts receivable generated by the company itself: financial assets originated by companies in exchange of providing cash, goods or services directly to debtors.
- Financial assets available for sale, including values acquired that are not kept in order to negotiate them or as investment at maturity. They are valued at their reasonable value and changes are acknowledged in results in the terms set forth in IAS 39.

Financial assets available for sale are valued at their "reasonable value" on the dates of further valuation. Benefits and losses from variations in the reasonable value are directly acknowledged on shareholders' equity until the asset is encumbered or until determining the asset has suffered a deterioration of value, at which moment accumulated benefits or losses previously acknowledged in shareholders' equity are included in the results from the period.

It is understood as reasonable value of a financial instrument in a given date the amount by which said instrument could be purchased or sold on that date between parties informed about the issue, acting freely and prudently under conditions of mutual independence. The most objective and common reference of the reasonable value of a financial instrument is the price that would be paid for it in an organized, transparent and deep market ("quotation price" or "market price"). If this market price cannot be objectively and reliable estimated for a specific financial instrument, its reasonable value is estimated by using the value set in recent transactions of similar instruments or the current value deducing all future cash flows (collection or payment), applying a type of market interests for similar financial instruments (same term, currency, interest rate and same classification of equivalent risk).

Investments at maturity and loans and accounts receivable that the Company holds are valued at their "repaid cost" acknowledging in the income accounts the interests earned based on its effective interest rate (EIR). Repaid cost is understood as the initial cost less collection of principal plus more or less accumulated amortization of the difference between the initial amounts and maturity, taking into account potential reductions for deterioration or non-payment.

Effective interest rate is the updating rate that exactly equals the value of a financial instrument to the totality of its cash flows estimated by all concepts through their remaining life. For financial instruments at a fixed interest rate, the effective interest rate coincides with the contractual interest rate established at the moment of its acquisition plus, in its case, commissions that due to its nature are similar to an interest rate. In financial instruments at variable interest rates, the effective interest rate coincides with the yielding rate in effect for all concepts until the first review of the type of referential interest that is going to take place.

k. **Cash and cash equivalents** – The cash and cash equivalent including cash in banks and investments in term deposits with maturity of less than three (3) months.

l. ***Classification of financial assets as current and non-current*** – In the attached consolidated balance sheets, financial assets are classified according to their maturity, that is, as current (those with maturity equal or inferior to twelve months), and as non-current (those with maturity higher than such period).

m. ***Bank loans and obligations and commercial papers*** – Loans and obligations and commercial papers are registered at repaid cost. Financial expenses, included premiums payable in the liquidation or reimbursement and direct costs of issuance are accounted in the income results using the method of cash interest and are added to the amount in books of the instrument as they are not liquidated in the period they are generated.

n. ***Debt classification as current and non-current*** – In the attached consolidated balance sheets, debts are classified according to their maturity, that is, as current

(those with maturity equal or inferior to twelve months), and as non-current (those with maturity higher than such period).

o. ***Provision for seniority payment*** – The provision for seniority payment includes 100% of the liabilities related to rights acquired as per the Organic Labor Law. Seniority payment are calculated and registered according to the Venezuelan labor law and the collective bargaining agreement in effect.

According to the Organic Labor Law in effect, the employee has rights to severance payment equivalent to 5 days of salary per month until a total of 60 days per year of service. This payment is considered earned from 3 months of uninterrupted service. From the second year of service, the employee is entitled to 2 years of additional salary per year of service (or year fraction higher than 6 months), accumulative up to a maximum of 30 days of salary. Severance payments need to be paid and deposited on a monthly basis in individual trusts, a severance payment fund or in the account of employee, as each employee so states in written. When severance payment are kept in the accounting of an employee, this latter is entitled to pay interests on the amounts owe, which are monthly established by the Venezuelan Central Bank. During the years 2005 and 2004, the yearly average interest rate was 13.62% and 14.97%, respectively.

In case of unjustified dismissal or voluntary retirement, the employee is entitled to an additional indemnity of one month of salary per each year of service up to a maximum of 150 days of yearly salary. In case of voluntary retirement, the Law stipulates an additional liquidation up to 90 days of current salary, based on the duration of the labor relation.

p. ***Provisions*** – When preparing the consolidated financial statements, the management makes a difference between:

- *Provisions* – Credit balances that cover obligations at the date of the consolidated balance sheet, arising as a consequence of past events from which shareholders´ equity prejudices can arise to the Company; concrete in regard to its nature but undetermined in regard to its amount and/or moment of payment,

- *Contingent liabilities* – Possible obligations that emerged as a consequence of past events, which materialization is conditioned to the occurrence, or not, of one or more future events regardless the will of the entity.

The Consolidated financial statements of the Company compiled all the significant provisions in regard to which it is estimated that the probability that the obligation needs to be met is higher than the opposite. Contingent liabilities are not acknowledged in the consolidated financial statements but informed, pursuant to the IAS 37 requirements (See Notes 11 and 21).

Provisions are quantified considering the best information available about the consequences of the event that brings them about and are re-estimated due to the accounting closure and are used to face the specific obligations to which they were originally acknowledged; thus, producing its reversal, either total or partial, when such obligations stop being so.

q. ***Ongoing Judicial and/or Extrajudicial Procedures*** – At closure of the year 2005 there were different ongoing judicial procedures and claims against the Company originated in the regular development of its activities. Both legal advisors and the Company management understand that the conclusion of these procedures and claims will not produce a significant effect in the current and future consolidated financial statements.

r. ***Income acknowledgements*** – Income from selling finished products and other products are registered on an accumulated basis when delivered and the proprietary right having being transferred on such assets. Sales are reported net of estimated refunds, promotions granted, early payment discounts, and any other discount granted. Income from operating leasing agreements are acknowledged on a monthly basis based on the provisions of contracts. Income from interests is accumulated on a periodical basis taking as reference the outstanding capital balance and the effective interest rate applicable. Income from investment dividends are acknowledged when the rights of shareholders to receive the corresponding payment have been established.

s. ***Advertisement expenses*** – Advertisement expenses are registered in results, at the date they are incurred in.

t. ***Acknowledging expenses*** – Expenses are acknowledged as results when there is a reduction of future financial benefits related to a reduction of an asset or an increase of a liability that can be reliably measured. This means that the entry of an expense is simultaneous to the registry of an increase of the liability or the reduction of an asset.

An expense is immediately acknowledged when a disbursement does not generate future financial benefits or when does not meet the necessary requirements for its registration as an asset.

u. ***Balance compensation*** – Only debit and credit balances from transactions that, contractually or mandatory as per the law, include the possibility to compensate and are intended to be liquidated for its net amount to realize asset and simultaneously make payment are compensated among themselves, and consequently, are presented in the consolidated balance sheet by its net amount.

v. ***Income tax*** – The tax provision for the income tax includes the amount of the current income tax payable estimated and the differed income tax.

Current income tax is determined applying the income tax established in the tax legislation in effect to the net taxable income of the year.

Differed taxes, assets and liabilities are determined based on the general balance method using he tax rate established by the tax legislation in effect, at the date of the balance sheet.

Assets and liabilities from differed taxes include temporary differences identified as those amounts expected to pay or recover from differences among amounts in the books of assets and liabilities and their tax value, as well as for tax credits, rebate and unused tax losses.

On its part, assets from deferred taxes, identified as temporary differences, are only acknowledged in the case of considered likely that the Company is going to have in the future enough tax income to be able to make them effective and do not come from the

initial acknowledgement (save in a business combination) of other assets and liabilities into one operation that does not impact the tax result or the accounting result.

On a year basis, registered differed taxes are reviewed (both assets and liabilities) in order to verify they are in effect, making the relevant amendments to them according to the results from the analysis made.

w. **Net income per basic and diluted share** – The net income per basic share has been calculated by dividing the net result of the year between the weighted average of shares issued and in circulation for each year. Net income per basic and diluted share is the same for all periods presented since the Company does not have instruments potentially diluting.

x. **Financial liability and equity** – Financial liability and equity instruments are classified according to the content of contractual agreements negotiated and taking into account the economic basis. An equity instrument is a contract that represents a residual participation in the Company shareholders' equity once all their liabilities are deducted. Main financial liabilities held by the Company are classified as:

- Financial liabilities at maturity are valued according to their repaid cost, using the effective interest.
- Financial liabilities at reasonable value with changes to the net shareholder's equity, mainly negotiable liabilities associated to financial assets available for sale.

y. ***Transactions in foreign currency*** – The functional currency of the Company is the Bolivar. Consequently, operations in other currencies different form the Bolivar are considered in "foreign currency" and are registered in bolivars using the applicable foreign exchange rates in effect at dates in which they are made. Balances in foreign currency at closure of the year are restated in bolivars using the applicable exchange rates at that date and the resulting exchange differences are carryforward to results.

2. PROPERTY, PLANT AND EQUIPMENT

For the years ended at December 31, 2005 and 2004 the movement of property, plant and equipment comprises (in thousand bolivars):

	Land and Buildings	Machinery and Equipment	Furniture, Automotive Vehicles and Equipment	In-process Constructions	Total
COST:					
At December 31, 2003	90,119,622	358,507,147	6,765,472	-	455,392,241
Additions	17,749	1,577,993	879,830	10,349,914	12,825,486
Withdrawals	-	(3,861)	(6,050)	-	(9,911)
Effects for translation of foreign affiliate	218,567	834,010	19,385	-	1,071,962
At December 31, 2004	90,355,938	360,915,289	7,658,637	10,349,914	469,279,778
Additions	41,330	2,943,164	1,676,524	4,793,301	9,454,319
Transfers	-	13,749,783	-	(13,749,783)	-
Effects for translation of foreign affiliate	156,895	599,444	13,934	489,070	1,259,343
At December 31, 2005	90,554,163	378,207,680	9,349,095	1,882,502	479,993,440
ACCUMULATED DEPRECIATION:					
At December 31, 2003	(189,387)	(2,139,567)	(20,915)	-	(2,349,869)
Additions	(3,851,609)	(16,710,512)	(1,022,374)	-	(21,584,495)
Withdrawals	-	-	9,835	-	9,835
Effects for					

translation of foreign affiliate	(38,489)	(445,134)	4,735	-	(478,888)
At December 31, 2004	(4,079,485)	(19,295,213)	(1,028,719)	-	(24,403,417)
Additions	(3,853,511)	(17,436,828)	(1,008,735)	-	(22,299,074)
Effects for translation of foreign affiliate	(33,460)	(355,192)	(1,895)	-	(390,547)
At December 31, 2005	(7,966,456)	(37,087,233)	(2,039,349)	-	(47,093,038)
Total at December 31, 2005	82,587,707	341,120,447	7,309,746	1,882,502	432,900,402
Total at December 31, 2004	86,276,453	341,620,076	6,629,918	10,349,914	444,876,361

The Company has given certain fixed assets as collateral (See Note 21).

The Company has insurance premiums formalized to cover possible risks to which the different items of its property, plant and equipment are subject to as well as the possible claims that it may have to face as the result of performing its operations, understanding that such premiums sufficiently cover the risks they are subject to.

The amount of property, plant and equipment temporary off service at December 31, 2005 amount to Bs.9,500 million and Bs.10,745 million, respectively (See Note 16).

At December 31, 2005 and 2004 assets leased amount to Bs.9,928 million and Bs.10,410 million, respectively (See Note 16).

At December 31, 2005 and 2004 leased assets amounted to Bs.9,928 million and Bs.10,410 million, respectively (See Note 16).

At December 31, 2005 the Company holds assets amounting to Bs.7,359 million, corresponding to property, plant and equipment owned by a foreign-based affiliate.

At December 31, 2005 the Company formalized contractual commitments to acquire property, plant and equipment amounting to Bs.1,078 million.

3. PARTICIPATION IN ASSOCIATES AND JOINT BUSINESSES

At December 31, participation in associated companies and joint businesses comprises the following (in thousand bolivars):

	2005	2004
Participation in associated companies	-	-
Participation in joint businesses	1,040,295	1,847,041
	1,040,295	1,847,041

Participation in associated companies

At December 31, participation in associated companies comprises the following (in thousand bolivars):

	%	2005	2004
Agroindustrial Mandioca, C.A.	20	2,577,243	2,577,243
Corporación Forestal Orinoco, C.A.	33	769,112	769,112
Central Cariaco	25.62	88,371	88,371
Fibras Secundarias, S.A.	33	80,619	80,619
		3,515,345	3,515,345
Less – Loss from deterioration		(3,515,343)	(3,515,343)
		-	-

At date of this report, the Company does not have updated financial information of these companies.

Participation in joint businesses

At December 31, participation in joint businesses comprises the following (in thousand bolivars):

	%	2005	2004
Simco Recycling Inc.	50	(2,432,726)	(1,110,720)
Manpa Centroamérica, C.A.	50	3,473,021	2,957,761
		1,040,295	1,847,041

At December 31, 2005 and 2004 participation in undistributed earnings of investments registered using the participation method, included in the consolidated undistributed earnings of the Company, amount to Bs.(919.6) million and Bs.(369.3) million, respectively.

Combined financial statements most recently condensed are summarized as follows (in thousand bolivars):

	2005	2004
Current assets	12,414	10,533
Total assets	17,533	16,488
Current liability	14,568	11,619
Shareholders´ equity	2,096	3,939
Total liabilities and shareholders´ equity	17,533	16,488
Net sales	29,986	24,553
Loss from operations	(1,413)	(101)
Net loss	(2,141)	(1,690)

Companies indicated above are not included in claims, trials or extrajudicial actions that may mean the existence of contingent liabilities.

4. INVENTORIES

At December 31, inventories comprised the following (in thousand bolivars):

	2005	2004
Finished products	20,656,984	8,688,241
In-process products	366,120	73,411
Raw materials	18,567,845	17,322,102
Spare parts	6,998,642	5,661,140
In-transit inventory	12,584,822	3,081,668
	59,174,413	34,826,562
Less – provision for obsolescence	(1,663,283)	(2,055,479)
	57,511,130	32,771,083

The management estimates that inventories will be realized or used in a short-term; however, part of the inventories of spare parts might be used in more than one fiscal year.

Compromises to purchase raw materials (paper pulp and wastes) for the year 2006 amounted to Bs.9,942 million.

For the years ended at December 31 the movement of the provision for obsolescence is as follows (in thousand bolivars).

	2005	2004
Initial balance	(2,055,479)	(1,080,000)
Provision	-	(975,479)
Reverse	392,196	-
Final balance	(1,663,283	(2,055,479)

The reverse of the provision is based on new estimates in regard to obsolescence of supplied inventories.

5. BILLS AND ACCOUNTS RECEIVABLE

At December 31, the bills and accounts receivable are as follows (in thousand bolivars):

	2005	2004
Commercial	56,958,238	62,507,057
Related companies (Note 17)	12,413,496	10,946,691
Employees	429,642	482,280
Sundry debtors	872,084	599,333
Income tax paid in advance	2,400,339	-
VAT – paid in excess (Note 11)	14,904,864	4,277,288
Tax credit VAT – Net for compensating (Note 11)	1,492,571	-
Guaranteed deposits	7,523,954	2,533,503
	96,995,188	81,346,152
Less – provision for doubtful accounts	(1,657,917)	(1,949,040)
	95,337,271	79,397,112

The average credit period given to national clients ranges from 7 to 60 days, and for export clients from 60 to 180 days.

The Company keeps a provision for doubtful accounts at a level the management considers appropriate for the potential risks of bad accounts. Seniority of accounts



receivable and the situation of clients are constantly monitored to assure appropriateness of the provision in the consolidated financial statements.

For the years ended at December 31, the movement of the provision for doubtful accounts includes (in thousand bolivars):

	2005	2004
Initial balance	(1,949,040)	(2,999,993)
Provision	(772,485)	(1,207,193)
Sanctions	1,063,608	2,258,146
	(1,657,917)	(1,949,040)

Company management considers the amount in books of commercial debtor accounts and other accounts receivable circa its reasonable value.

Sales commitments for the year 2006 amounts to Bs.26,888 million.

6. INVESTMENTS AVAILABLE FOR SALE

At December 31, the investments available for sale at short-term comprise the following (in thousand bolivars):

	2005	2004
Investment and shares available for sale	902,184	899,770
Bonds available for sale	7,914,592	-
	8,816,776	899,770

Investments and shares available for sale

At December 31, investments and shares available for sale include the following (in thousand bolivars):

	2005	2004
Investment portfolio	759,578	677,749
Shares in:		
Central Portuguesa, S.A.	354,516	354,516

Corporación Industrial de Energía, C.A. S.A.C.A.	142,606	222,021
Corporación Forestal Venezuela, C.A.	47,817	47,817
	1,304,517	1,302,103
Less – loss from deterioration	(402,333)	(402,333)
	902,184	899,770

At December 31, 2005 the Company keeps Bs.77.5 million of non-realized income from investments and shares available for sale, which are presented net in the account "Non-realized result in investments" in shareholders´ equity.

Bonds available for sale

At December 31, 2005 investments available for sale include the following (in thousand bolivars):

	Acquisition Cost	Non-Realized Result	Reasonable Value
Bond 2016 in US dollars, issued by the Bolivarian Republic of Venezuela, with maturity at 02/26/2016, with interests payable on a six-month basis and a fixed interest dividend at the rate of 5.75%	4,495,650	(476,539)	4,019,111
Bond 2020 in US dollars, issued by the Bolivarian Republic of Venezuela, with maturity at 12/09/2020, with interests payable on a six-month basis and a fixed interest dividend at the rate of 6.00%	4,495,650	(600,169)	3,895,481
	8,991,300	(1,076,708)	7,914,592

At December 31, 2005 the Company holds Bs.1,076 million of non-realized losses of investments available for sale, which are presented net in the account "Non-realized result in investments" on shareholders' equity. These non-realized losses do not represent a permanent deterioration of the market value of bonds.

Bonds for approximately US$2,024 (Bs.4,351 million) are guaranteeing loans received from a financial institution (See Note 10).

Non-realized result in investments

	2005	2004
Investment and shares available for sale	77,520	156,935
Bonds available for sale	(1,076,708)	-
	(999,188)	156,935

7. CASH AND CASH EQUIVALENTS

At December 31, cash and cash equivalents comprise the following (in thousand bolivars):

	2005	2004
Cash and cash in banks	2,808,221	8,347,453
Bank placements	13,303,612	14,151,952
	16,111,833	22,499,405

8. SHAREHOLDERS' EQUITY

Capital stock

The capital stock of the Company amounts to Bs.2,294,009,424 of the capital stock comprised by 2,294,009,424 nominal shares of Bs.10 each, fully subscribed and paid in, registered with the competent authorities and of Bs.46,692,596,000 of capital updating, in constant currency at December 31, 2001 according to the provisions of Note 1c.

As of November 25, 1996 the Board of Directors approved to decree a share dividend of Bs.34,816,345,000 (in constant currency at December 31, 2001) with charge to account of updated net balance for future capital increases, which resulted from wiping out accounts of capital updating, a result from exposure to inflation (REI) and undistributed earnings made in 1996, pursuant to Technical Publication No. 14 (PT 14) issued by the Federation of Venezuelan College of Public Accountants, issuing 1,147,004,712 new common shares with a par value of Bs.10 each. According to the provisions by the National Securities and Exchange Commission this capital increase was distributed as dividends to registered shareholders in the shareholders' book at January 2, 1997 in order to be allocated and in effect as of January 16, 1997.



As of February 14, 2002 the Shareholders' Meeting approved reclassification of the shareholders' equity entry "Net updated balances for future capital increases" to "Net updated balance of retained earnings for the sole use of payment of dividends in Company shares or in its subsidiaries", everything with the approval of the National Securities and Exchange Commission as per official communication No.CNV-OP-033 as of February 4, 2002.

Legal Reserve

The Code of Commerce sets forth the provision of 5% of the company net earnings to create the legal reserve until this latter reaches at least 10% of the capital stock. This reserve will not be distributed as dividends.

Pursuant to the requirements established in official communication No.CNV-DCOP-165 dated November 12, 2001 at December 31, 2005 and 2004 the legal reserve belongs in full to Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Accumulated result for translation of affiliate and joint businesses abroad

At December 31, the accumulated result for translation of affiliate and joint businesses abroad are comprised by the following (in thousand bolivars):

	2005	2004
Affiliates:		
Vencaribbean Paper Products, Ltd.	(347,673)	(322,884)
Joint businesses:		
Manpa Centroamérica, C.A.	829,702	472,575
Simco Recycling Inc.	(275,721)	(121,467)
	206,308	28,224

Cash dividends

On March 17, 2005 the Shareholders' Meeting agreed to decree a cash dividend of Bs.10.00 per share, for a total of Bs.22,940,094,240. Likewise, on October 7, 2005 the Shareholders' Meeting agreed to decree a special cash dividend of Bs.10.00 per share, for a total of Bs.22,940,094,240.

On March 26, 2004 the Shareholders' Meeting agreed to decree a cash dividend of Bs.6.00 per share, for a total of Bs.13,764,056,544. Likewise, on October 1, 2004 the

Shareholders' Meeting agreed to decree a special cash dividend of Bs.5.00 per share, for a total of Bs.11,470,047,120.

Retained earnings

According to the partial amendment to the standards to prepare financial statements of entities subject to control by the National Securities and Exchange Commission dated March 25, 1997 the Company needs to disclose the retained earnings and the result from the fiscal year of the parent company and the retained earnings of its affiliates. At December 31, 2005 and 2004 the accumulated deficit of the affiliates included in the retained earnings amount to Bs.7,207 million and Bs.7,320 million, respectively. Net income and retained earnings of the parent company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. amounted to Bs.35,531 million and Bs.208,122 million, respectively, at December 31, 2005; and Bs.62,775 million and Bs.218,471 million, respectively, at December 31, 2004 respectively.

According to the requirements set forth in official communication No.CNV-DCOP-165 as of November 12, 2001 at December 31, 2005 and 2004 the net income includes Bs.7,683 million and Bs.19,057 million of income tax expense of the parent company Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectively.

American Depositary Receipt (ADR)

On January 29, 1996 the U.S. Securities Exchange Commission authorized the American Depositary Receipt (ADR) program, Level 1, for MANPA. ADRs are negotiated in the "over-the-counter" market under the symbol "MUPAY" and each ADR represents 25 common shares of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Citibank, N.A. acts as depository bank whereas Banco Venezolano de Crédito acts as local custodian. At December 31, 2005 outstanding ADRs is 31,959,483.

9. CONTROL ON FOREIGN INVESTMENTS (SIEX)

The Company is 70.53% owned by foreign investors.

The legal system in effect on foreign investments includes, among other issues, the following:

a) Foreign investors have the same rights and duties than those of their national counterparts.

b) Earnings corresponding to foreign investors shall be sent abroad without limitation (See Note 20).

c) Technology import agreements and of use and exploitation of patents and trademarks shall be registered with SIEX within a term of sixty (60) continuous days after being entered into.

10. ISSUANCE OF COMMERCIAL PAPERS AND SHORT-TERM LOANS

At December 31, commercial papers and short-term loans are comprised as follows (in thousand bolivars):

	2005	2004
Issuance of commercial papers	2,946,531	2,890,210
Short-term loans	47,019,985	13,459,268
Documents payable	-	2,486,040
	49,966,516	18,835,518

Issuance of obligations and commercial papers

At December 31, issuance of commercial papers based on the currency in which they are issued and on their interest rate, is as follows (in thousand bolivars):

	2005	**2004**	**Live amount of issuance**	**Yearly interest rate (%)**
Bolivars:				
Fixed interest	2,946,531	2,890,210	3,000,000	11.5%

For the years ended at December 31, the movement of issuing obligations and commercial papers is comprised of (in thousand bolivars):

	2005	2004
Initial balance	2,890,210	2,746,674
Issuances	8,808,700	11,937,900
Repayments	(8,746,600)	(11,803,500)
Net interests	(5,779)	9,136
Final balance	2,946,531	2,890,210

Issued Outstanding commercial papers have February 16, 2006 as maturity date.

For the years ended at December 31, 2005 and 2004 issuances of commercial papers generated discounts in their placements for Bs.332 million and Bs.346 million, respectively.

Short-term loans

At December 31, short-term loans are represented (in thousand bolivars):

	2005	2004
Loans received from local banks, in bolivars, at variable interest rates, with monthly repayments and maturities at 30 days renewable.	47,019,985	13,459,268

At December 31, 2005 the Company holds lines of credit with different financial institutions for Bs.85,200,000 and has available Bs.17,458,861 net of credit portfolio in force (see Note 21) which can cover any future commitment of the Company.

Average interest rates from loans indicated above ranged between 10.5% and 15% for the year 2005 and 12.46% and 15.17% for the year 2004.

11. TAX PROVISION

Consolidated tax group

According to the tax legislation in effect, the Companies part of the consolidated group individually present their income tax returns.

Fiscal years subject to tax inspection

At December 31, 2005 the last four years were subject to revision by the tax authorities in regard to the main taxes that are applicable to Companies.

At December 31, 2005 the Company has filed tax deficiency claims amounting to a total of circa Bs.7,324 million, mainly for the concept of income tax, business asset tax and value added tax. The Company has filed the timely resources and appeals. The Company management estimates that liabilities that may result from the claims filed by the tax administration will not have a significant effect on the attached consolidated financial statements.

Due to likely different interpretations to the tax standards and the results of inspections that in the future tax authorities may carry out for the years subject to review, the amount of new tax liabilities is not possible to objectively quantify at date. Nevertheless, at the

opinion of the Company management, the possibility to materialize significant additional liabilities for this concept is remote.

Balances kept with the Tax Administration

Debit and credit balances with the Tax Administration at December 31, are the following (in thousand bolivars):

	2005	2004
Accounts receivable:		
Income tax paid in excess	2,400,339	-
VAT – paid in excess	14,904,864	4,277,288
Tax credit VAT – net to compensate	1,492,571	-
	18,797,774	4,277,288
Accounts payable:		
Income tax payable	293,748	14,742,783
Withheld third-party VAT payable	918,252	740,529
	1,212,000	15,483,312

As of November 24 and 28, 2005 the Company filed with the Tax Administration the tax compensation request of the VAT paid in excess amounting to Bs.11,168 million. According to the provisions of the regulations in effect, the Tax Administration has a maximum term of 90 business days to give an opinion about such request. In view of the administrative silence by the Tax Administration, the Company may bring an action before other instances.

Income tax

Income tax at December 31 is summarized as follows (in thousand bolivars):

	2005	2004
Tax on taxable income net	8,820,272	20,223,124
Less:		
Rebate for investments in property, plant and equipment and other credits	(1,341,708)	(366,847)

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

	7,478,564	19,856.277
Income tax from previous year	829,338	(592,097)
Total current income tax	8,307,902	19,264,180
Deferred income tax	(12,684,919)	(10,838,938)
	(4,377,017)	8,425,242

For the years ended at December 31, 2005 and 2004 the effective rate for the income tax expense is lesser than the tax rate applicable to income before taxes. The nature of this difference comes from permanent entries related to the setting of the taxable income, which effects on the applicable tax rate are summarized as follows (in percentage on income before taxes):

	2005		2004	
	Bs.	%	Bs.	%
Tax and tax rate applicable to income as per books	10,694,824	34	21,118,183	34
Base difference in inventories and fixed assets	4,961,660	16	8,259,300	13
Tax adjustment for inflation	(8,108,928)	(26)	(7,609,773)	(12)
Dividends received				
Foreign income				
Other non-deductible expenses	4,383,932	14	2,028,287	3
Other non-taxable income	(3,111,216)	(10)	(3,107,812)	(5)
Others net			(465,061)	(1)
Effects of rebate for investment in property, plant and equipment	(1,341,708)	(4)	(366,847)	(1)
Tax expenses and tax rate applicable to income as per the books	7,478,564	24	19,856,277	31

The Venezuelan tax law provides for a yearly calculation of a regular adjustment for inflation of non-monetary and equity items, which is included in the taxable income net as a taxable or deductible entry, as the case may be. In regard to property, plant and equipment and other similar assets, this regular adjustment for inflation is depreciated or repaid in the rest of the tax useful life of the corresponding assets. For the case of

inventories, that adjustment is considered in the sales cost of products once consumed or sold. The total regular adjustment of the year is determined by the algebraic addition of the amount of different adjustments by inflation of each non-monetary and equity item. Pursuant to the aforementioned legislation, taxpayers subject to income tax that carry out transactions with parties bound abroad should determine their income by the exports made and their costs by the goods and services acquired by the parties bound abroad, according to some method established in such legislation. The management carried out the study on required transfer prices to document the aforementioned transactions, which did not indicate the important differences in regard to the amounts included to determine the net taxable income of the year ended at December 31, 2004. The Company is in the process of carrying out a study of transfer prices corresponding to the year 2005 required to document the aforementioned transactions abroad. In the opinion of company management and of its consultants, the differences in regard to the amounts included to determine the net taxable income for the year ended at December 31, 2005 will not be significant.

Likewise, pursuant to the legislation, the Company may carry forward operating tax losses, different from those originated by the tax adjustment for inflation, up to three (3) subsequent years to the fiscal year in which they are incurred in. The deductible tax effect non-compensated from the tax adjustment for inflation may be carryforward until the next subsequent year to the fiscal year in which they are incurred in. At December 31, 2005 the Company through its affiliates Inmuebles 310350, C.A. and Transporte Alpes, S.A. include tax losses for inflation carryforward amounting to Bs.1,210.5 million.

As provided for in the aforementioned legislation, the Company may carryforward rebates for new investments in property and equipment up to three (3) years following the fiscal year in which they are incurred in.

At December 31, 2005 and 2004 the foreign affiliate Vencaribbean Paper Products, Ltd. Keeps tax losses carryforwards amounting to Bs.9,476 million and Bs.4,245 million, respectively, which do not have maturity date.

The composition of the effect of entries considered to determine the differed income tax at December 31 is shown below (in thousand bolivars):

	2005	2004
Liabilities for differed income tax		
Differences based on property, plant and equipment	74,491,457	84,325,609
Income from leasing based on cash	1,189,084	829,880
	75,680,541	85,155,489
Assets for differed income tax		
Base differences on inventories	12,316,343	9,244,579
Provisions and allowances	5,231,073	4,643,953
Base differences on investments	1,667,067	3,857,467
Tax losses carryforwards	1,836,373	94,886
Tax credits carryforwards	80,077	80,077
	21,130,933	17,920,962
Net of differed tax	54,549,608	67,234,527

12. ACCOUNTS PAYABLE

At December 31, accounts payable are comprised as follows (in thousand bolivars):

	2005	2004
Commercial	53,780,859	27,667,140
Related parts (Note 17)	8,585,122	5,215,910
Others	2,229,675	1,024,093
Withheld VAT from third-parties payable	918,252	740,529
Accumulated expenses payable	7,284,469	8,466,995
	72,798,377	43,114,667

Commercial creditor accounts and other accounts payable mainly include the amounts pending payment for commercial purchases and related costs. The average credit period for import purchases ranges from advances and 180 days and that for national ones ranges between advances and 65 days, respectively.

The Company holds license agreements with different providers. At December 31, 2005 and 2004 the Company has registered in results for the use of such licenses Bs.1,505

million and Bs.1,781 million, respectively. Such agreements set forth, among others, the following conditions:

- Payment of royalty percentage on net sales of licensed products, which ranges from 10% and 17%.
- Deductions allowed for calculation of royalties include: sales returns but up to a percentage ranging from 5% and 8% of gross sales; and taxes on sales and discounts per volume.
- In case of delays in payment, interest should be paid at the highest rates allowed by the law.
- The licensee will be entitled to carry out audits of royalties paid and to demand payment of the deficit the licensee may found as a consequence thereof plus interests at the highest rate allowed as per the law. In case such audits generate deficit, 3% in some cases and 5% in other cases, the licensee shall acknowledge the expenses arising from such audit.

At December 31, 2005 65% of contracts were due; the remainder has maturity dates at very short-term. The Company management attempts to renew contracts with the following licensees: Mattel, Warner Bros., Exim de Venezuela, The Walt Disney Company, P&L Global Network, New Line Cinema, Emap Power Bikes, Comunidad Huevo, S.A.; and Marvel Characters.

The Company management considers that the amount in books of commercial creditors is close to its reasonable value.

13. INCOME

At December 31, income includes the following (in thousand bolivars):

	2005	2004
Sales of goods	373,406,646	382,426,108
Income from leasing	845,910	231,000
Income from services	807,724	495,824
	375,060,280	383,152,932

14. RESULTS FROM THE FISCAL YEAR

At December 31, results from the fiscal year of the Company include the following debit balances (in thousand bolivars):

	2005	2004
Depreciation and amortization	22,299,074	21,584,495
Cost of inventory acknowledged in results	169,488,295	160,785,492
Employee benefits	42,954,679	32,284,867

15. INFORMATION BY BUSINESS SEGMENT

Segmentation criteria

Information by segments is structured based on the different Company business lines.

Main business segments

Business lines described below have been set based on the organizing structure of the Company in effect at closure of the fiscal year 2005, taking into account, on one part, the nature of products and services offered, and for the other, the segments of client to which businesses are addressed to.

During the fiscal years 2005 and 2004, the Company centered its activity in the following big business lines:

Printing, writing and packing paper -

Manufacturing of this business segment is basically oriented to manufacture paper type Bond, Bristol, register, MF and MG, among others. Commercialization is highly in the form of final products, such as: bags, sacks, reams, four quires of letter paper, notebooks, envelopes, and other products.

Tissue paper – The tissue paper manufacturing plant produces several degrees of this paper, which are converted into final products such as hygienic paper, paper towels, napkins, and facial tissue in Maracay, Venezuela and Trinidad & Tobago locations.

Services and rentals – This business segment is basically oriented to maintenance of assets for leasing and surveillance services.

Corporate – Income and expenses that cannot be specifically attributed to any operating line or that are not the result of decision globally impacting the Company, including expenses originated from projects and activities that impact several business

lines and income from strategic participations are allocated to a "Corporate Unit" together with reconciliation entries resulting from integrating financial statements of the different business lines with the consolidated financial statements of the Company. The costs incurred in by a Corporate Unit are prorated using internal cost systems among the different business lines.

Geographic segment

Group activities are located within the Venezuelan market, in Central America and the Caribbean. However, this segmentation is not important at the level of the consolidated financial statements given the magnitude of amounts.

Bases and methodology of information by business segment

Information by segments that is shown below is based on monthly reports prepared by each division and is systematically generated on a monthly basis.

The structure of this information is designed as if each business line is about an autonomous business with independent own resources that are distributed according to risk of assets allocated to each line, pursuant to an internal percentage costs distribution.

Below there is information by segment of these activities for the years ended at December 31, 2005 and 2004 (in thousand bolivars):

<u>**2005**</u>

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income statement					
Local sales	192,580,704	156,416,297	1,653,634	-	350,650,635
Export sales	14,247,896	10,161,749	-	-	24,409,645
Sales among segments – local	-	-	8,226,918	(8,226,918)	-
Sales among segments – export	40,707	5,327,337	-	(5,368,044)	-
Total income	206,869,307	171,905,383	9,880,552	(13,594,962)	375,060,280
Costs and expenses	173,194,361	163,666,603	10,424,202	(12,916,127)	334,369,039
Operating results	33,674,946	8,238,780	(543,650)	(678,835)	40,691,241

Participation in results from joint-business companies	-	-	-	-	(919,621)
Financial income	-	-	-	-	678,654
Financial expenses and others	-	-	-	-	(8,989,028)
Results before taxes	-	-	-	-	31,461,246
Results after taxes	-	-	-	-	35,838,263
Depreciation	9,253,411	9,075,817	3,969,846	-	22,299,074
Capital investments	3,482,764	5,970,150	1,405	-	9,454,319
Balance sheet					
Assets					
Assets per segment	260,684,025	250,978,288	42,728,449	(10,068,085)	544,322,677
Assets per corporate segments	-	-	-	-	7,657,232
Participation in associated companies	1,040,295	-	-	-	1,040,295
Undistributed corporate assets	-	-	-	-	63,329,500
Total consolidated assets					616,349,704
Liabilities					
Liabilities by segments	37,679,175	34,496,330	6,350,101	(20,6323,668)	57,901,938
Liabilities by corporate segments	-	-	-	-	187,356
Undistributed corporate liabilities	-	-	-	-	135,694,351
Total consolidated liabilities	-	-	-	-	193,783,645

2004

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income statement					

Local sales	229,398,076	124,997,520	726,824		355,122,420
Export sales	15,993,564	12,036,948	-	-	28,030,512
Sales among segments – local	-	-	6,041,004	(6,041,004)	-
Sales among segments – export	345,599	2,392,249	-	(2,737,848)	-
Total income	245,737,239	139,426,717	6,767,828	(8,778,852)	383,152,932
Costs and expenses	180,224,101	130,066,754	8,584,560	(8,471,081)	310,404,334
Operating results	65,513,138	9,359,963	(1,816,732)	(307,771)	72,748,598
Participation in results from joint-business companies	-	-	-	-	(369,267)
Financial income	-	-	-	-	445,324
Financial expenses and others	-	-	-	-	(10,712,351)
Results before taxes	-	-	-	-	62,112,304
Results after taxes	-	-	-	-	53,867,062
Depreciation	10,605,028	8,617,980	2,361,487	-	21,584,495
Capital investments	970,397	11,855,044	45	-	12,825,486
Balance sheet					
Assets					
Assets per segment	261,448,840	254,946,852	41,874,871	(17,722,787)	540,547,776
Assets per corporate segments	-	-	-	-	8,443,393
Participation in associated companies	1,847,041	-	-	-	1,847,041
Undistributed corporate assets	-	-	-	-	36,003,159
Total consolidated assets					586,841,369
Liabilities					
Liabilities by segments	18,068,520	26,457,136	6,662,035	(22,955,877)	28,231,814
Liabilities by corporate segments	-	-	-	-	10,235,333
Undistributed					



corporate liabilities	-	-	-	-	114,788,199
Total consolidated liabilities					153,255,346

16. OPERATING LEASING

The Company as lessor

Income form leasing property amounted to Bs.846 million of bolivars in 2005 (Bs.231 million in 2004).

Property under operating leasing agreements are subject to leasing commitments that go from one (1) to two (2) years, and price increases are governed by the Consumer Price Index of the Metropolitan Area of Caracas (CPI); the Company management estimates that contracts in effect at December 31, 2005 will be automatically renewed.

At December 31, the Company has contracted with lessees the following minimum leasing quotas (in thousand bolivars):

	2005	2004
Less than a year	2,139,036	845,910
Up to two years	4,278,074	1,691,819
	6,417,110	2,537,729

During December 2005 and January 2006, the Company entered into leasing agreements for other property owned which were not in use in the year 2005 (see Note 2).

The Company as lessee

The Company has leasing agreements of personal property that are used for operating; however, such property is unimportant for the consolidated financial statements.

17. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The Company and its affiliates hold balances and carry out significant transactions with related companies. As a consequence of these relations it is possible that the terms agreed among parties were not the same as those that may result from transactions with unrelated companies.

During the years 2005 and 2004 the Company and its affiliates made the following significant transactions with related counterparts, during the regular course of its operations (in approximate thousand bolivars):

	2005	2004
Inventory sales	9,332,460	7,618,484
Inventory purchases	9,172,106	16,785,609
Purchases of electricity	17,426,164	14,029,667
Administrative services	25,340	24,320

The following balances receivable and payable (in thousand bolivars) were product of these transactions and of other of lesser importance:

	2005	2004
Accounts receivable:		
MANPA Centroamérica, C.A. (joint business)	7,011,952	6,499,132
Simco Recycling, Inc. (joint business)	4,816,468	3,884,667
Agroindustrial Mandioca, C.A. (associated company)	342,150	380,327
Corporación Industrial de Energía, C.A. S.A.C.A.	203,848	150,409
Turboven Maracay Company Inc. Sucursal*	31,117	31,117
Agropecuaria Mandioca, C.A. (associated company)	1,040	1,039
Turbogeneradores Maracay, C.A.*	6,921	-
	12,413,496	10,946,691
Accounts payable:		
Simco Recycling, Inc. (joint business)	4,290,388	2,629,056
Turbogeneradores Maracay, C.A.*	3,411,542	2,459,717
MANPA Centroamérica, C.A. (joint business)	763,250	-
Turboven Maracay Company Inc.*	100,160	100,160
Turboven Cagua Company Inc.*	19,782	19,782
Agroindustrial Mandioca, C.A. (associated company)	-	7,195
	8,585,122	5,215,910

* These companies are affiliates of Corporación Industrial de Energía, C.A. S.A.C.A.

At December 31, 2005 and 2004 the Company has not created any provision for insolvencies in regard to amounts receivable from related companies, for it considers there are no doubts about their recovery.

At December 31, 2005 and 2004 the Company has not given warrantees to financial entities on account of related companies.

18. REMUNERATION TO THE BOARD OF DIRECTORS AND ADMINISTRATORS

Board of Directors

Clause No.14 of the Company By-Laws sets forth that the members of the Board of Directors will receive for the concept of participation in the benefit of the fiscal year of the company, 1% of the income. The amount paid in the year 2005 to the Board of Directors for this concept amounted to Bs.469.7 million (Bs.226.4 million in the year 2004).

In addition, the Clause No.9 of the Company By-Laws sets forth that members of the Board of Directors will receive for its assistance to the Board of Directors a diet of 200 tax units. The value of tax units in effect during the years ended at December 31, 2005 and 2004 amounted to Bs.29,400 and Bs.24,700 in 2005 and Bs.24,700 Bs.19,400 in 2004, respectively. The income paid for the concept at December 31, 2005 amounted to Bs.1,058.4 million (Bs.829.9 million in the year 2004).

Salary and wages

Remuneration for the concept of salary, other personnel benefits and professional fees received in the year 2005 for the 41 persons of the Company with executive responsibilities (administrators) amounted to some Bs.3.943,6 million (some Bs.3,187.8 million in 2004 for 40 persons).

Compromises for insurances and other concepts

After employment remunerations, some of the current and former administrators of the Company are beneficiaries or insurers which sots is responsibility of the Company. The amount charged to results for this concept in the year 2005 amounted to Bs.42.3 million, approximately (Bs.34.9 million in the year 2004).

At December 31, remuneration to the Board of Directors and administrators are composed as follows:

	2005	2004
Short-term remuneration to administrators	3,549,304	2,869,146
After-employment severance benefits	394,367	318,794
Remuneration to the Board of Directors	1,528,183	1,056,348

19. RISK MANAGEMENT

Risks of interest, type of exchange and prices

The Company is continuously exposed to credit risks, to foreign exchange, interest rates and price fluctuations; however, the management constantly monitors such risks and implements the necessary operating and financial procedures to minimize risks.

The greatest part of Company sales is addressed to the local market whereas part of the costs is in dollars; therefore, variations between the local inflation rate and the devaluation rate may influence the operating margins.

The risk of the interest rate is managed through a conservative indebtedness policy. Currently, the management does not anticipate any significant change in its exposure to change in the interests rates or in the current strategy to manage such risk.

The Company is subject to price risks of the main raw material and among them the most significant is the pulp price. Sales price of paper products are influenced partly by the pulp market price that is determined by offer and demand on the industry. Specifically, pulp price increases may negatively impact earnings if sale prices cannot be adjusted. Derivative instruments have not been used to manage risks.

During the years ended at December 31, 2005 the Company did not carry out any hedging and it has not identified instruments that may be classified as derivatives.

Credit risks

Financial instruments partially subject to the Company at credit risk concentrations mainly consist of temporary investments in cash and commercial accounts receivable. The Company places its temporary investments in different financial institutions and as a policy limits the amount of credit risks. Credit risk concentrations in regard to commercial accounts receivable are limited because of the big number of customers the Company has. At December 31, 2005 and 2004 the Company does not have significant risk concentrations different from those stated above.

Price Control

As of February 6, 2003 the National Executive decreed a price control on first-need goods and services among which certain products manufactured by the Company were included.

Concentration of operations

Export sales at December 31, 2005 and 2004 represent approximately 20% and 21% of net consolidated sales, respectively.

20. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Since 2003, the National Executive and the Venezuelan Central Bank have entered into different agreements which establish the Regime to Administer Foreign Currency as well as the type of foreign exchange that will govern operations set forth in such agreements. From that date, the Commission to Administer Foreign Exchange (CADIVI) is in charge of coordinating, administering, controlling and establishing the requirements, procedures and restrictions required to carry out such agreement. At date, CADIVI has issued several regulations related to registration, guidelines, requirements and conditions concerning the regime to administer foreign currency.

The Company has been carried out the necessary formalities to access foreign exchange aimed at paying its obligations in foreign currency derived from import of goods and services and dividends. Obtaining the necessary foreign currency for operations in foreign currency made by the Company during the regular course of its operations will depend on: (1) the approval of records and requests made before the corresponding institutions; (2) the availability of foreign currency that will be set forth in the enforcement of the aforementioned Regulations; and (3) the Company shares to access those necessary foreign currency not requested before the relevant institutions, or those foreign currency which requests are rejected by such institutions.

Below the monetary assets and liabilities in foreign currency at December 31, 2005 and 2004 are described, registered in bolivars at the exchange rate of Bs.2,150 and Bs.1,920 per US$1.oo respectively (in thousand U.S. dollars):

	(in thousand US$)	
	2005	2004

Assets:		
Cash and temporary investments	5,701	10,491
Available investments for sale	4,035	345
Commercial accounts receivable	1,325	8,937
Accounts receivable to related companies	5,600	5,482
Guaranteed deposits	3,500	1,320
Advances to suppliers and sundry debtors	1,372	1,556
	21,533	28,131
Liabilities:		
Documents payable	-	1,295
Commercial accounts payable	19,576	11,027
Accounts payable to related companies	2,350	1,369
Accumulated expenses payable and others	1,270	1,736
	23,196	15,427

21. COMMITMENTS AND CONTINGENCIES

Bonds and guarantees granted

In order to guarantee obligations, the Company has granted bonds in favor of bank institutions amounting to Bs.26 million. Likewise, the Company has given bonds in favor of the Commission to Administer Foreign Exchange (CADIVI) amounting to US$290 thousand.

In virtue of the sales contract of assets related to forest projects, a subsidiary became jointly guarantor and main payer of the Company before purchaser to guarantee this latter all and each of the obligations accepted by the Company. At date, such bond is limited to the amount of US$350,000 with maturity on April 30, 2006. In order to guarantee the aforementioned bond, the subsidiary granted a first-degree mortgage in favor of the purchaser up to US$446 thousand on real estate of its property constituted by floors 4 and 5 of Torre Country Club. Likewise, it has been agreed that in the case of selling levied property, this bond will be replaced by a guarantee on the securities listed in the Caracas Stock Exchange.

Open Letters of Credits

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At December 31, 2005 the open letters of credits for these concepts amount to US$13,17 million (Bs.28,324 million).

Contingencies

Certain civil and labor lawsuits have been filed against the Company before courts of the country, amounting to circa Bs.1,408 million in relation to which the relevant brief of reply to charges have been filed. The Company and its legal advisors consider that there are enough grounds to claim these actions and believe that the final resolution will not have significant effects on the consolidated financial statements.

At December 31, 2005 and 2004 the appeals of foreign currency reimbursement to the Venezuelan Central Bank amounting to US$567 thousand, filed by the Treasury (currently the Ministry of Finance) are being decided at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to argument this matter and believe that the final resolution will not have significant effects on the consolidated financial statements.

At December 31, 2005 and 2004 the reimbursement resources of foreign currency to the Venezuelan Central Bank amounting to US$567 thousand filed with the Treasury (currently the Ministry of Finance) are pending decision before the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to argument this matter and they consider that the final solution will not have significant effects on the consolidated financial statements.

As of August 26, 2003 the Company was notified about an administrative procedure by the Directorate of Inspection and Taxation of the Ministry of Finance due to noncompliance with the delivery of foreign currency sales vouchers to the Venezuelan Central Bank, for exports carried out during the foreign exchange control in effect (1994-1996) amounting to US$5.321,716 million, corresponding to 90% of FOB value of customs returns. The Company and its legal advisors are of the opinion that there are enough merits to argue this matter and deem that the final resolution of such will not have significant effects on the consolidated financial statements.

22. RECONCILIATION OF BALANCES AT THE BEGINNING AND AT THE END OF THE YEAR 2004

International Financial Reporting Standards (IFRS) No. 1 "First-time adoption of the International Financial Standard" demands first-time adopters to present the main effects of such standards on the financial statements previously presented.

As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided to early approve the International Financial Reporting Standards (IFRS) to prepare and present the consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV).

The year 2005 is the first fiscal year in which the Company has presented its financial statements pursuant to the IFRS. The latest consolidated financial statements presented according to the principles and standards of the CNV corresponded to the years ended at December 31, 2004. Therefore, the date of transaction to IFRS´s is January 1, 2004.

Impact of transition on the consolidated balance sheet at December 31, 2004 (in thousand bolivars):

	As CNV standards	Effect for transition to IFRSs		According to IFRS
Property, plant and equipment - net	476,304,208	(31,427,847)	**1**	444,876,361
Spare parts	6,587,480	(6,587,480)	**1**	-
Investment in associates and joint businesses	4,020,200	(2,173,159)	**2**	1,847,041
Other assets	1,390,042	(1,390,042)	**3**	-
Total non current assets	488,301,930	(41,578,528)		446,723,402
Other current assets	10,325,755	(10,325,755)	**4**	-
Expenses paid in advance	885,614	(187,269)	**9**	698,345
Inventories	42,434,480	(9,663,397)	**1**	32,771,083

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

Advances to suppliers	4,813,668	(961,416)	5	3,852,252
Effects and accounts receivable – net	80,294,402	(897,290)	5	79,397,112
Investments available for sale	-	899,770	6	899,770
Cash and cash equivalents	23,142,558	(643,153)	6	22,499,405
Total current assets	161,896,477	(21,778,510)		140,117,967
TOTAL ASSETS	650,198,407	(63,357,038)		586,841,369
SHAREHOLDERS´ EQUITY	560,670,334	(127,084,311)		433,586,023
	As CNV standards	Effect for transition to IFRSs		According to IFRS
MINORITY INTERESTS	1,712,875	(1,712,875)	7	
Other liabilities and differed credits	416,821	(416,821)	10	-
Provision for long-term seniority payment	9,691,114	(7,203,695)	9	2,487,419
Lending differed income tax	6,750,000	60,484,527	8	67,234,527
Non current liability	16,857,935	52,864,011		69,721,946
Provision for short-term seniority payment	-	2,694,704		2,694,704
Accounts payable	36,238,540	6,876,127	7	43,114,667
Documents payable	2,486,040	-		2,486,040
Obligations and commercial papers	2,937,900	(47,690)	9	2,890,210
Short-term loans	561,914	(561,914)		-
Promissory notes and bank overdrafts	12,800,000	659,268	9	13,459,268
Dividends payable	4,145,728	-		4,145,728
Taxes payable	3,575,156	11,169,627	8	14,742,783
Accumulated expenses payable	8,213,985	(8,213,985)	9	-
Total current liabilities	70,957,263	12,576,137		85,533,400

TOTAL LIABILITIES	87,815,198	65,440,148	153,255.346
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES	650,198,407	(63,357,038)	586,841,369

Notes to balance reconciliation:

1. Mainly incorporation of new valuation values, analysis of spare parts inventories as components of machineries and equipment and review of useful lives, everything based on IAS 16.
2. Reverse of excess paid in purchasing Simco Recycling Inc., a foreign affiliate, based on IAS 38 instead of its repayment in 20 years as the local principle established and the effect of registration of the affiliate Manufacturas de Papel Centroamérica, C.A. for the method of participation (see 3).
3. Effect from deconsolidating the affiliate Manufacturas de Papel Centroamérica, C.A. for assets this latter had. Such deconsolidation was made based on the analysis of the joint businesses established in IAS31; registration of affiliate under IAS is made based on the method of participation.
4. Effect from consolidating the affiliate Valores y Acciones 1003, C.A. and affiliates based on the analysis of IFRS 5 instead of registering it using the method of participation.
5. Effect form deconsolidating the Centro American affiliate.
6. Reclassification of financial assets based on the provisions of IAS 39.
7. The affiliate that originated the minority interest was deconsolidated as indicated in item 3.
8. Registry of differed tax mainly for differences in the accounting and tax base of certain assets according to IAS 12, not included in the local principle.
9. Reclassification of accounts to adapt presentation to that set forth in the applicable IAS.

Impact of transition on the consolidated income statement at December 31, 2004 (in thousand bolivars):

	As CNV standards	Effect for transition to IRFSs		According to IRFS
Sales income and others	417,151,665	(33,998,733)	1	383,152,932
Sales cost	290,986,976	(20,131,150)	2	270,855,826
Gross income	126,164,689	(13,867,583)		112,297,106
Costs and expenses:				
Sales expenses	30,507,190	(8,225,017)	1	22,282,173
Overheads and administrative expenses	17,687,956	(79,870)	6	17,608,086
Income from selling assets	(47,023)	(294,728)	6	(341,751)
Operating income	78,016,566	(5,267,968)		72,748,598
Participation in results	(3,534,010)	3,164,743	3	(369,267)
Financial costs	(3,235,011)	221,768	7	(3,013,243)
Financial income	466,638	(21,314)	7	445,324
Exchange differences - net	3,425,910	(471,217)	7	2,954,693
Other income (disbursements):				
Provision for investment	3,005,275	(2,638,964)	4	366,311
Loss in operations with securities	(7,945,773)	534,498	7	(7,411,275)
Net loss in foreign currency hedge agreements	(417,348)	-	7	(417,348)
ADR commissions	-	(646,810)	7	(646,810)
Debit tax	(3,329,929)	223,998	7	(3,105,931)
Others – net	109,478	451,774	7	561,252
Monetary result form the fiscal year	(2,866,206)	2,866,206	5	-
Income before taxes	63,695,590	(1,583,286)		62,112,304
Income tax	(16,165,082	(7,739,840)	6	(8,425,242)

Net income	47,530,508	6,156,554	53,687,062

Notes to balance reconciliation:

1. The effect comes mainly from deconsolidation of the Centro American affiliate (Bs.2,243,608 net) elimination effect of inflation amounting to Bs.27,144,204 (see note 1-c) and reclassification of certain expenses related to sales that were shown as sales expenses amounting to Bs.4,610,921.
2. Mainly the effect from deconsolidating the Centro American affiliate, eliminate the effect for inflation, and registry of higher depreciation of assets for new accounting base.
3. Effect from consolidating the affiliate Valores y Acciones 1003, C.A. and affiliates.
4. Reduction of provision for reduction of assets subject to provision for elimination of the effect of inflation for the years 2002 through 2004.
5. Elimination of the effect for inflation (see note 1-c).
6. Effect of differed tax of he year on movement of temporary differences.
7. Reclassifications of accounts to adapt presentation of provision of IAS 1.

Impact of transition on the consolidated cash flow statement for the year ended at December 31, 2004:

	As CNV standards	Effect for transition to IFRSs		According to IFRS
Operating activities –				
Net cash provided for	56,694,850	12,740,003	**1**	43,954,847
Investing activities –				
Net cash used in	(17,980,522)	(4,363,066)	**2**	(13,617,456)
Financing activities –				
Net cash used in	(27,711,221)	(2,688,536)	**3**	(25,022,685)
Effects of inflation on cash and cash equivalents	(4,417,985)	(4,147,985)	**3**	-
Effect of devaluation on cash and cash equivalents	-	(3,418,780)		3,418,780

Cash increase and cash equivalents	6,855,122	(1,878,364)	1	8,733,486
Cash and cash equivalents at the beginning	16,287,436	2,521,517	3	13,765,919
Cash and cash equivalents at the end	23,142,558	643,153	1	22,499,405

Notes to balance reconciliation:

1. The effects are mainly due to the increase of the net income under the IFRS and to the deconsolidation of the Centro American affiliate and the incorporation of the affiliate Valores y Acciones 1003, C.A. and affiliates.
2. The main effect comes from capitalization of assets that did not meet with the requirements set forth by IAS 16.
3. Elimination of the effect for inflation.

Exemptions used by the Company to apply the International Accounting Standards according to the provisions fo IFRS 1:

The IFRS 1 allows companies to adopt for the first time the IFRS, the possibility to use certain exemptions in applying them. The Company assessed the accounting treatments allowed and has chosen to use the exemptions indicated below:

- Accumulated effect for translation of foreign affiliates – the Company decided to revert the accumulated effects for translation of all its foreign affiliates that had been registered.
- Property, plant and equipment – the Company decided to adopt as allocated cost of its property, plant and equipment (excluding furniture and equipment that was adopted as cost attributed to the net book value), the valuation values established by independent valuation experts registered with the Venezuelan Valuation Engineering Society. Such values were determined based on replacement values for machinery and equipment, and on market values for property and automotive vehicles pursuant to the provisions of IAS 16. For property, plant and equipment of affiliate Vencaribbean Paper Products, Ltd. a cost attributed to net book value in US dollars translated at the current exchange rate at the date of the

balance sheet was adopted. Useful lives of assets were reassessed based on the use expectancy and the generation of future benefits for the different assets.

Impact of transaction on consolidated shareholders´ equity:

	January the 1st, 2004	December the 31st, 2004
Shareholders´ equity according to CNV standards	450,363,074	560,670,334
Registry of differed income tax	(76,992,673)	(71,237,333)
Effect of incorporating valuation of property, plant and equipment	29,842,868	(55,302,446)
Effect of inflation on final inventories	(3,871,219)	(2,528,980)
Effect incorporation of net assets of Valores y Acciones 3103,C.A.	2,920,001	(5,183,332)
Effect deconsolidation of inventory of Manpa Centroamérica	(2,772,786)	(3,485,350)
Effect translation of property, plant and equipment of affiliate Vencaribbean Paper Products	1,894,989	6,322,470
Effect of translation of foreign affiliates	4,158,715	3,486,025
Effect of inflation on other non-monetary entries	(50,421)	(236,714)
Effect of result on investments available for sale	-	156,935
Others, net	(544,643)	924,414
Shareholder's equity as per consolidated balance sheet under IAS	404,947,905	433,586,023

3.3. National Securities and Exchange Commission Resolution No.016-86 as of January 27, 1987.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Resolution No.016-86 as of January 27, 1987

a) **Detailed of balances of the important accounts and transactions in foreign currency, included in the audited financial statements for the years 2005**

and 2004 and the interim financial statements for the period ended June 30, 2006.

(In thousand US$)

	6/30/2006	12/31/2005	12/31/2004
Assets:			
Cash and temporary investments	7,498	5,701	10,491
Investments available for sale	352	4,035	345
Commercial accounts receivable	1,751	1,325	8,937
Accounts receivable related companies	3,229	5,600	5,482
Guaranteed deposits	3,500	3,500	3,500
Advances to suppliers and sundry debtors	799	1,372	1,556
	17,129	21,533	30,311
Liabilities:			
Documents payable	-	-	1,295
Commercial accounts payable	19,703	19,576	11,027
Accounts payable related companies	1,538	2,350	1,369
Accumulated expenses payable and others	742	1,270	1,736
	21,983	23,196	15,427

b) Amounts of the adjustments of the fiscal year made to the inventory accounts, fixed assets, investments and deferred charges, pursuant to the accounting principles generally accepted in Venezuela.

The accounts of inventory, fixed assets, investments and deferred charges did not suffer adjustments during the fiscal year, except for the entries of depreciation of fixed assets and amortization of deferred charges and added value of investments.

c) In addition to the original cost of inventories, fixed assets and investments separately indicate the amount of adjustments made to the corresponding accounts due to difference in capitalized exchange.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. has registered its inventories and fixed assets at cost and has not made any adjustment for those concepts of exchange differences.

d) Types of exchange used to convert balances into foreign currency.

Transactions in foreign currency are registered at the current exchange rate at the date of the operation. Balances in foreign currency had been registered at the following exchange rates:

At the closure at December 31, 2004: Bs. 1,920.00 * US$

At the closure at December 31, 2005: Bs. 2,150.00 * US$

At the closure at June 30, 2006: Bs. 2,150.00 * US$

e) The amount of earnings or losses as per exchange fluctuation

For the term between 01-01-06 to 06-30-06 and for the years 2005 and 2004 the exchange income or loss stated in thousand bolivars is as follows:

June 30, 2006	December 31, 2005	December 31, 2004
Exchange difference	Exchange income	Exchange difference
50,735	3,565,400	2,954,693

Balances stated in constant bolivars at June 30, 2006.

f) Details related to the amounts registered as deferred charges, indicating the methodology of the calculation used.

At June 30, 2006 and at December 31, 2005 there are no deferred charges and at December 31, 2004 deferred charges and other assets are mainly comprised by the trademarks owned by a foreign affiliate which amount to Bs. 1,001 million, net of the accumulated amortization amounting to Bs. 407.3 million which are redeemed in a period of twenty (20) years.

g) Depreciation policies and redemption of adjustment to assets, and registered amount with charge to results of the fiscal year.

Property, plant and equipment are presented at the attributed cost less depreciation and any acknowledged loss for deterioration of the value. Depreciation is calculated based

on the straight-line method on the remaining useful life estimated by the Company and technical studies supported by independent experts.

Replacements or renewal of full items that increase the useful life of assets in discussion, or their financial capacity, are accounted as higher number of assets with the further withdrawal of items replaced or renewed. Periodical expenses of maintenance, preservation and repair are attributed to results as they are incurred in.

Depreciation is calculated based on the straight-line method on the useful life originally estimated for the different assets as follows, understanding that the land lots on which buildings and other constructions are built have an indefinite useful life and, therefore, are not subject to depreciation:

	Years
Buildings	10-30
Machinery and equipment	7-20
Automotive vehicles	3-6
Fittings and furniture and others	3-5

For the period from 1/1/06 and 6/30/06 and for the years 2005 and 2004 the charge for the concept of depreciation expenses of the fixed assets stated in thousand bolivars is the following:

June 30, 2006	December 31, 2005	December 31, 2004
11,610,807	22,299,074	21,584,495

Balances stated in constant bolivars.

h) Any other commitment and transactions in foreign currency.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. does not have any relevant commitment or transaction that has not been revealed in prior items.

3.2. Financial relations

INDICATOR	Closure at 6/30/06	Closure at 12/31/05	Closure at 12/31/04

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

AC/ PC	1.39	1.34	1.68
Efect./ PC	0.19	0.12	0.27
PC/ Pat.	0.31	0.32	0.19
PC/ Pat	0.45	0.46	0.35

Legend: AC: Current assets PC: Current liabilities

Efect.: Cash Pat.: Shareholders' equity PT: Total liability

3.5. Reports by the Risk Classifying Companies

CLAVE, Sociedad Calificadora de Riesgo, C.A.

Contacts: Otto Rivero (582) 905.6383

Risk Classification Report. Summary Sheet.

Caracas – Venezuela. September 2006.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Type of bond: Commercial Papers. Issuance No. 2006-I Amount: Bs.15,000,000,000.00 Denomination: Bolivars Term: From 15 to 360 days

Issuance approved by the General Shareholders' Meeting held on April 21, 2006.

Category: A Sub-category: A2 Date of report: September 7, 2006

Most recent financial statements: At 6/30/06 (non audited)

Next revision: In six (6) months.

Definition of A Category: "It corresponds to those instruments with a very good capacity to pay capital and interests in the terms and periods agreed upon, which should not be affected in case of eventual changes in the issuer, the sector or area to which it belongs or changes in the economy."

Definition of A2 Sub-Category: "It refers to instruments that have a minimum investment risk, with a very good payment capacity of both capital and interests. At the opinion of the qualifier, if foreseen changes occurred in the issuing company, in the financial sector this belongs to or in the performance of the economy in general, the risk of the instrument will not significantly increase."

For the Qualifying Board:

Otto Rivero Salvatierra (signed) Illegible.

César Mendoza (signed) Illegible.

Sarino Russo (signed) Illegible.

Foundations of the qualification:

- In 2005 and 2006, the continuous overvaluation of the Bolivar has impacted Manpa operations, stimulating paper import (mainly white paper) ad reducing exports. Nevertheless, Manpa keeps a solid operating margin: 9.8% during the first semester of 2006 and 10.8% during the fiscal year 2005.
- Interest coverage is comfortable (11 times during the first semester of 2006). Low interest rates will continue favoring servicing the debt that is fully contracted in bolivars. Net financial debt represents a low percentage of sales from Issuer and its equity.
- Manpa holds a high proportion of current assets in cash in order to face difficult times for the industry. At 6/30/06 the cash and cash equivalents are equivalent to 60% of the financial debt.
- The overvaluation of the Bolivar can be corrected at the beginning of 2007, reducing the threat of imports in the sector and increasing competitiveness of exports.

Perspective of Sector:

Manpa is mainly devoted to the preparation of intermediate paper products (paper in reels or sheets that are used as consumables per company of the field) for Printing and Writing, Boxes and Packages and Hygienic paper, and at their conversion into finished products of industrial, commercial, domestic, school and office use. Main plants are in Maracay, Aragua State. In 2005, 32% of Manpa production was sold in paper reels whereas the remaining 68% was converted and sold as finished product; 94% of such sales were to the national market.

With the growing of the GIP during the second quarter of 2006 (+9.2%) there are eleven expansion consecutive periods enjoyed since the fourth quarter of 2003 when the contractive tendency originating the political events of the years 2002 and 2003 that include the oil industry stoppage in December 2002- January 2003 were reverted. The average quotation of the Venezuelan oil export has suffered a strong increase from the second quarter of 2004, having an average US$64/barrel in July 2006. The higher oil

income together with the election process, have conditioned a significant increase of the public expenses through via budget and no budget

Apparent consumption of Paper Reels (MT)

Type of Paper	2002	2003	2004	2005
Printing/ Writing	98,873	80,361	121,614	78,467
Packs/ Wrapping	35,528	25,051	34,151	28,262
Hygienic	124,729	86,919	141,165	156,252
Total:	260,130	192,331	296,930	262,981

Source: Apropaca

In 2003, the apparent consumption of paper reels the Issuer manufactures was contracted -2.6% (-6% in 2002). The most impacted items were Hygienic paper (-30%), Packs and Wrappings (-29%) followed by Printing and Writing (-19%). In 2004, with the beginning of the economic expansion, recovery in the consumption of this type of reels was 54%, exceeding the levels of 2001 of the item Printing and Writing. This behavior reflects a tendency during foreign exchange restriction periods, to the local conversion of reels instead of imports of local products. By streamlining the delivery of foreign currency by CADIVI, in 2005 the consumption of reels of Packs and Wrapping and of Printing and Writing contracted again, leading to import of final products. The consumption of Hygienic paper continued expanding due to the natural protection it has against import of finished products.

Type of Paper	2002	2003	2004	2005
Printing/ Writing	72,706	61,413	83,228	50,615
Packs/ Wrapping	16,497	14,322	18,157	16,224
Hygienic	81,439	64,539	134,334	148,560
Total:	170,642	140,274	235,719	215,399

Source: Apropaca

The national production of reels contracted during the years 2002 and 2003, in magnitudes that go beyond the contraction of the internal demand due to an inventory reduction in the distribution channel and the effects of overvaluation of the foreign

exchange type: Reduction of exports and increase of final and intermediate product imports. The most impacted item was Hygienic paper. With the recovery of the economic activity and of the consumption in 2004, the production of reels manufactured by the Issuer expanded 54%. All items had a positive performance. In 2005, the production of Hygienic paper continued expanding as opposite to Packs and Wrapping and Printing and Writing which production was reduced. By speeding up the delivery of foreign currency, import of finished products was increased in these two latter items.

Import of Paper Reels (MT)

Type of Paper	2002	2003	2004	2005
Printing/ Writing	27,167	43,512	71,677	47,092
Packs/ Wrapping	16,030	10,729	15,994	12,038
Hygienic	43,290	28,370	23,442	22,743
Total:	86,487	82,611	111,113	81,873

Source: Apropaca

In 2003, import of the segments analyzed contracted -4%. The better sold item was Hygienic paper, a sector in which significant local converters and import of final products from Colombia have appeared, and Packs and Wrapping a sector impacted by imports from local cement factories that were formerly related to local sack manufacturers. The most impacted item was Printing and Writing in which local converters have replaced the local production by imports mainly from Colombia and Brazil. In 2004, imports of Printing and Writing as well as from Packs and Wrapping increased +64% and +49%, respectively, showing a tendency to local conversion of reels in periods of foreign exchange restrictions. In 2005, by making more dynamic the delivery of foreign currency, import of finished products increased for these two items, thus reducing the import of reels. In 2004 and 2005, import of Hygienic paper contracted as local producers recovered their natural market.

Export of Paper Reels (MT)

Type of Paper	2001	2002	2003	2004
Printing/ Writing	27,732	29,082	24,565	33,291

Packs/ Wrapping	0	0	0	0
Hygienic	23,717	16,060	5,990	16,611
Total:	51,449	45,142	30,555	49,902

Source: Apropaca

The overvaluation of the Bolivar and the delays of the Government to pay the draw-back have affected export of paper. Exports contracted 12% in 2002 and 32% in 2003 although reduction of the local consumption and the high idle capacity. The most impacted segment was Hygienic paper, with a higher stability in the export of Printing and Writing. In 2004, with the increase of the international price of papers and an improvement in speeding up draw-back payment, exports suffered an increase of +63%. In 2005, when the exchange parity remained unchanged, exports contracted again -31%.

In 2006, the political-military tensions in the Middle East are added to the factors that influenced the strong increase of the oil prices in 2004 and 2005. Price projections for the WTI, from different sources, placed at 67.7 US$/barrel for 2007. High oil prices and the anticipated elections will continue conditioning the high public expense. Foreign exchange control will continue for political and technical reasons. Therefore, internal interest rates, both lending and borrowing rates, will remain low. Under this scenario, projections are favorable for the sector where the Issuer works, being solely affected by the threat of imports and the lack of competitiveness to exports.

Regarding the items of Printing and Writing as well as Packs and Wrapping, the main competition of Manpa comes from imports and replacing products like plastic in sacks. In regard to Hygienic paper, the main competitors are "Papeles Venezolanos, C.A." and the multinational "Kimberley-Clark". In this item, Manpa has a higher participation in papers B and C whereas its competitors in papers A and B.

Financial Analysis

Profitability.

During the last three fiscal years, the Issuer shows a solid operating margin. Manpa has carried out significant cost-reduction programs, focusing on the paper business (in 2001 it sold assets from the Forest Division). In 2002, although a strong contraction of the

demand, the devaluation of the Bolivar favored exports and boosted competitiveness of local products in front of imports. The results, although inferior to last year, were highly positive. In 2003, the virtual closure of Venepal together with difficulties to obtain foreign currency to import, favor even more the local manufacturer. Manpa operating margin as its sales increased again despite the strong contraction of the economy. In 2004, with the recovery of the demand, Manpa had a solid operating margin and kept a positive tendency for its profitability (ROA and ROE). In 2005, and during the first quarter of 2006, the overvaluation of the Bolivar has affected Manpa exports and its participation in the national market in front of imports (in Printing and Writing as well as Packs and Wrapping). Nevertheless, the results are kept are very solid levels. In 2007, the expected correction of the foreign exchange should raise competitiveness of local products.

Indebtedness. During the FY01, with the cash produced by selling assets from the forest project Manpa reduced 56% its net financial debt. In the FY02, the coverage index dropped slightly due to the strong increment of interest rates, product of the instability of the foreign exchange that characterized that year. From the FY03, with the exchange control, local interest rates have progressively dropped. Manpa has used its cash surplus to paying the debt. At closure of the FY04, cash and cash equivalents exceeded the financial debt. With the excellent operating results, the interest coverage was of 37 times. In the FY05, the net financial debt became positive due to the high cash dividends paid by the Company. With the operating results more adjusted, coverage was reduced although it is still comfortable (16 times). In 2006, the net financial debt remains positive representing, however, low percentage of income from sales and equity of Issuer. It is expected that Manpa cash flow comfortably covers the financial load.

Solvency and Liquidity. During the FY02, as a result of the exchange instability and of the contraction in the demand, higher inventories of finished product and raw materials accumulated, these latter with their corresponding accounts payable in foreign currency were accumulated. Liquidity and the acid test suffered a significant reduction. Both indexes have strengthened since then, with a higher rotation of inventories of finished

products (that has more than compensated the higher accumulation of raw materials) and the fastest payment of accounts payable, showing comfortable figures at the FY04. During the FY05, the higher accumulation of finished products and in-transit inventory reduced liquidity in regard to the previous fiscal year. Rotation of inventory has recovered during the first semester of 2006. In the composition o the current liabilities, the Issuer keeps a high proportion of cash in order to face the adverse effects of the industry.

Efficiency. The concentration in the paper business improved the use of assets until the year 2001. For FY02, the efficiency indexes were damaged since sales remained basically constant while current values of fixed assets were considerably increased with devaluation. In 2006, recovery of indexes is an answer to a better sales performance.

Sensitivity to the Environment. Manpa reduced its short position in dollars as foreign exchange instability increased and restrictions to foreign exchange were imposed. Payment of long-term loans with financial institutions, in some cases anticipated, has contributed thereto. After indicating a long position at closure of the FY04, Manpa short position during the FY05 comes from the greater import of raw materials, thus accumulating a significant amount of commercial accounts payable in foreign currency and the drop of product exports of overvaluation that regularly impact our currency. At 6/30/06, 100% of the financial debt of Manpa is concentrated in bolivars. Foreign exchange control will allow for a low level of local interest rates, with low volatility. On the other hand, operating leverage of Manpa is low (reducing volatility of operating results). Raw material represents circa 70% of the production cost.

Selected Indexes and Figures	June 06	June 05	Dec 05	Dec 04	Dec 03
Profitability (%)					
Operating margin	9.8	11.9	10.8	19.0	22.0
Net margin	8.2	13.6	9.6	14.0	7.5
Net income/ Shareholder's Equity (ROE)	*4.0	*5.5	8.5	12.4	5.2
Net income/ Total Assets (ROA)	*2.7	*3.9	5.8	9.1	4.0
Indebtedness (times)					

EBITDA/ Net interests	10.72	25.98	15.80	36.74	17.88
Net financial debt/ Net sales	*0.08	*0.03	0.09	-0.02	0.00
Total Liabilities / Shareholder's Equity + Minority Interests	0.45	0.41	0.46	0.35	0.19
Current liabilities/ Total Liabilities	0.69	0.62	0.70	0.55	0.91
Financial debt/ Total Liabilities	0.21	0.16	0.26	0.11	0.20
Cash and cash equivalents/ Short-term financial debt	0.60	0.79	0.32	1.38	0.85
Net financial debt (million Bs.)	16.085	5,913	33,855	-6,150	-
Solvency and liquidity (times)					
Liquidity (current assets/ current liabilities)	1.39	1.51	1.34	1.68	1.75
Acid test	1.07	1.08	0.92	1.29	1.10
Rotation of accounts receivable	5.73	6.45	6.56	6.12	5.6
Rotation of inventories	7.63	5.60	4.95	8.27	3.9
Cash and temporary investments/Current assets	0.14	0.13	0.09	0.16	0.11
Efficiency (times)					
Net sales/ Total assets	*0.67	*0.58	0.61	0.65	0.53
Net sales/ Fixed assets	*0.96	*0.80	0.87	0.86	0.72

*Yearly results from the semester- multiplied by two – for comparison purposes.

Note: The results corresponding to the first semester of 2006 and the first semester of 2005 and of the fiscal years 2005 and 2004 correspond to financial statements of the Issuer prepared according to International Financial Reporting Standards (IFRS). Financial statements of the years 2003 (and previous fiscal years) were prepared according to the standards set forth by the National Securities and Exchange Commission and are stated in constant currency.

WARNING: The present report does neither imply a recommendation to purchase, sell or maintain qualified securities nor a guarantee of payment of securities but a valuation regarding the probability that the capital of such securities and their yielding are paid in

due time.

Characteristics of Issuance

Issuer: MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.

Type of issuance: Commercial Papers

Amount: Up to Bs.15,000 million

Yielding: Set at issuance

Term: Between 15 and 360 days

Risk: A2

Category: "A" corresponds to those instruments having a good capacity to pay capital and interests in the terms and conditions agreed, which shall not be affected by eventual changes at the issuer, in the sector or area to which this belongs to, or in the economy. Only in extreme cases, the risk of the qualified instrument may be slightly impacted.

Sub-category "A2" refers to instruments with a minimum investment risk; their payment capacity, of both capital and interests, is very good. According to the opinion of qualifier, if there are foreseen changes at the issuing company, in the financial sector this latter belongs to or in the direction of the economy in general, their risk would not increase significantly.

Periodicity of Review: This report will be reviewed after one hundred eighty days from the beginning of the pubic offer or when Fitch Venezuela S.A. is aware of facts that may significantly alter the risk level of the securities issued.

Use of Funds: Funds from placing this issuance of commercial papers will be 100% destined to cover the work capital needs, understanding as such, the difference between accounts receivable plus inventories less accounts payable. This difference is normally originated by the existing lagging behind among purchasing raw materials, their processing and transformation into finished products, product sale and further collection.

Authorization for issuance: Issuance was approved by the General Shareholders' Meeting held on April 21, 2006.

Processed Information:

1. Consolidated financial statements from issuer for the term 2000-2006.

2. Interviews with company executives.
3. Reports by FITCH Ratings Ltd.

Classification support: Financial analysis of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. published in September 2006.

Carlos Fiorillo (signed) Illegible.

Pedro E. Khaouli (signed) Illegible.

Hilario Ramírez (signed) Illegible. --

CLASIFICADORES ASOCIADOS S&S,C.A.

SUMMARY OF THE RISK CLASSIFICATION REPORT

ISSUER: MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A. and Affiliates

DESCRIPTION OF BONDS: Commercial papers at bearer up to the amount of FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00), issuance approved by the Special Shareholders' Meeting held on April 21, 2006.

BOND TERM: Between 15 and 30 days.

USE FO FUNDS: As notified by the Management, funds required by MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A. and Affiliates are 100% destined to cover work capital needs.

ANALYZED INFORMATION:

a) Financial statements at December 31, 2004 and 2005 audited by Lara, Marambio & Asociados and a non-audited interim cut at June 2006.
b) Interviews with company executives.
c) Sectorial information.

RISK: A2

Category: "A" corresponds to those instruments having a good capacity to pay capital and interests in the terms and conditions agreed, which shall not be affected by eventual changes at the issuer, in the sector or area to which this belongs to, or in the economy. Only in extreme cases, the risk of the qualified instrument may be slightly impacted.

Sub-category "A2" refers to instruments with a minimum investment risk, the payment capacity, of both capital and interests, is very good. According to the opinion of qualifier, if there are foreseen changes at the issuing company, in the financial sector this latter belongs to or in the direction of the economy in general, their risk would not increase significantly.

PERIODICITY OF REVIEW: One hundred eighty (180) days from the beginning of the public offer authorized by the National Securities Commission, or when CLASIFICADORES ASOCIADOS S&S,C.A. (S&S) is aware of facts that may significantly influence the risk level of the securities issued.

EDUARDO GRASSO V. (signed) Illegible.

JUAN A. RODRIGUEZ B. (signed) Illegible.

BEATRIZ FERNANDEZ R. (signed) Illegible.

Caracas, September 11, 2006.

No.DIC-CASS-08/2006 ——————————————————————————

4. SUPPLEMENTARY INFORMATION

The additional information about the issuance can be obtained at the business premises of MANPA situated in Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, by the following people:

- JUAN ANTONIO LOVERA Phone 901-2325/ 2335

jlovera@manpa.com.ve

- LETICIA LEVEL Phone 901-2245

llevel@manpa.com.ve

"THE UNDERSIGNED DO HEREBY DECLARE THAT THEY JOINTLY OR INDIVIDUALLY ACCEPT, FOR ALL THE SUBSEQUENT LEGAL PURPOSES, THE RESPONSIBILITY OF THE CONTENT OF THE PRESENT PROSPECTUS AND THAT THE SAME IS TRUE AND THAT THEY DO NOT KNOW OF ANY OTHER IMPORTANT FACT OR INFORMATION WHICH OMISSION MAY ALTER THE APPRECIATION MADE BY THE PUBLIC OF THE CONTENT OF THIS PROSPECTUS."

THE PEOPLE RESPONSIBLE OF THE CONTENT OF THE PROSPECTUS:

JUAN ANTONIO LOVERA I.D. Card No.5534882

Corporate Finance Vice-President.

LETICIA LEVEL I.D. Card No.6401405

Corporate Planning Manager.

ADDRESS: Av. Francisco de Miranda, Torre Country Club, Piso No.11, Chacaito

PHONES: 901.23.35

FAX: 901.23.17 ---

[Logotype of MANPA] Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

GENERAL INDEX

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

ISSUANCE OF COMMERCIAL PAPERS AT BEARER 2006

Maximum authorized amount Bs.15,000,000,000.00

Coordinator:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.---

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, December the 7th, 2006.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE FOR THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2006
AND FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004
(Stated in thousand bolivars)

			Retained Earnings				
	Capital stock	Accrued result from translation of subsidiary and joint business	Legal Reserve	Updated Net Balance of retained earnings for the sole use of payment of dividends of Company shares and its subsidiaries	Undistributed	Non realization of results from investments	Total Equity
BALANCES AT DECEMBER 31, 2003	69.632.690	-	6.963.269	119.593.551	208.758.395	-	404.947.905
Reasonable value of investments available for sale	-	-	-	-	-	156.935	156.935
Result from translation	-	28.224	-	-	-	-	28.224
Losses directly recognized on equity	-	28.224	-	-	-	156.935	185.159
Net income for the year	-	-	-	-	53.687.062	-	53.687.062
Total earnings and losses recognized for the year	-	28.224	-	-	53.687.062	156.935	53.872.221
Decreed dividends	-	-	-	-	(25.234.103)	-	(25.234.103)
BALANCES AT DECEMBER 31, 2004	69.632.690	28.224	6.963.269	119.593.551	237.211.354	156.935	433.586.023
Reasonable value of investments available for sale	-	-	-	-	-	(1.156.123)	(1.156.123)
Result from translation	-	178.084	-	-	-		178.084
Losses directly recognized on equity	-	178.084	-	-	-	(1.156.123)	(978.039)
Net income for the year	-	-	-	-	35.838.263	-	35.838.263
Total earnings and losses recognized for the year	-	178.084	-	-	35.838.263	(1.156.123)	34.860.224
Decreed dividends	-	-	-	-	(45.880.188)	-	(45.880.188)
BALANCES AT DECEMBER 31, 2005	69.632.690	206.308	6.963.269	119.593.551	227.169.429	(999.188)	422.566.060
Net income for the year	-	-	-	-	16.479.474	-	16.479.474
Total earnings and losses recognized for the year	-	-	-	-	16.479.474	-	16.479.474
Results realized from investments available for sale	-	-	-	-	-	779.641	779.641
Decreed dividends	-	-	-	-	(27.528.113)	-	(27.528.113)
BALANCES AT JUNE,30 2006	69.632.690	206.308	6.963.269	119.593.551	216.120.790	(219.547)	412.297.061

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004
(Stated in thousand bolivars)

			Retained Earnings				
	Capital stock	Accrued result from translation of subsidiary and joint business	Legal Reserve	Updated Net Balance of retained earnings for the sole use of payment of dividends of Company shares and its subsidiaries	Undistributed	Non realization of results from investments	Total Equity
BALANCES AT DECEMBER 31, 2003	69.632.690	-	6.963.269	119.593.551	208.758.395	-	404.947.905
Reasonable value of investments available for sale	-	-	-	-	-	156.935	156.935
Result from translation	-	28.224	-	-	-	-	28.224
Losses directly recognized on equity	-	28.224	-	-	-	156.935	185.159
Net income for the year	-	-	-	-	53.687.062	-	53.687.062
Total earnings and losses recognized for the year	-	28.224	-	-	53.687.062	156.935	53.872.221
Decreed dividends	-	-	-	-	(25.234.103)	-	(25.234.103)
BALANCES AT DECEMBER 31, 2004	69.632.690	28.224	6.963.269	119.593.551	237.211.354	156.935	433.586.023
Reasonable value of investments available for sale	-	-	-	-	-	(1.156.123)	(1.156.123)
Result from translation	-	178.084	-	-	-		178.084
Losses directly recognized on equity	-	178.084	-	-	-	(1.156.123)	(978.039)
Net income for the year	-	-	-	-	35.838.263	-	35.838.263
Total earnings and losses recognized for the year	-	178.084	-	-	35.838.263	(1.156.123)	34.860.224
Decreed dividends	-	-	-	-	(45.880.188)	-	(45.880.188)
BALANCES AT DECEMBER 31, 2005	69.632.690	206.308	6.963.269	119.593.551	227.169.429	(999.188)	422.566.059

See notes to the consolidated financial statements.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--------------------------------

[Logotype of MANPA] PROSPECTUS

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

www.manpa.com.ve

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

RECEIVED

PUBLIC OFFER OF

COMMERCIAL PAPERS AT BEARER

MAXIMUM AUTHORIZED AMOUNT TO CIRCULATE:

Bs. 15,000,000,000.00

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.	CATEGORY "X" SUBCATEGORY "X"
FITCH VENEZUELA, SOCIEDAD CALIFICADORA DE RIESGO, S.A.	CATEGORY "X" SUBCATEGORY "X"
CLASIFICADORES ASOCIADOS S&S,C.A	CATEGORY "X" SUBCATEGORY "X"

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL

COMMON REPRESENTATIVE OF COMMERCIAL PAPERS HOLDERS

ISSUANCE: 20065-I

The Present Issuance of Commercial Papers was approved in General Shareholders' Meeting held on April 21, 2006 registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of May 3, 2006 No.26,

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X

Volume 57-A-Pro, and approved by the Board of Directors as per Minute No. 947 as of July 30, 2006.

CERTIFICATION BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION: "THE NATIONAL SECURITIES AND EXCHANGE COMMISSION DOES HEREBY CERTIFY THAT ALL THE STANDARDS RELATED TO ISSUANCE, PUBLIC OFFER AND NEGOTIATION OF COMMERCIAL PAPERS HAVE BEEN COMPLIED WITH IN REGARD TO THE AUTHORIZATION REQUEST TO MAKE A PUBLIC OFFER IN THE TERMS AND CONDITIONS DESCRIBED IN THIS PROSPECTUS. THE NATIONAL SECURITIES AND EXCHANGE COMMISSION DOES NOT CERTIFY THE QUALITY OF THE INVESTMENT."

Authorization to issue Commercial Papers was registered with the National Securities Registry by Resolution No. XXXXX as of XX and will be in effect for one (1) calendar year from the day following the date of issuance of the first series.

1. BASIC INFORMATION ABOUT ISSUANCE

1.1. Type of Document:

Commercial papers at bearer.

1.2. Maximum Amount Authorized to Circulate:

The maximum amount of commercial papers that may be in circulation at any moment while the authorization is in effect amounts to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo). The authorization will be in effect for one (1) calendar year from the day following the date of issuing the first series, which shall be publicly offered within the three (3) months following the date of receiving the authorization granted by the National Securities and Exchange Commission.

1.3. Issuances:

Issuances may be carried out in one or more series, simultaneously or consecutive, which may be in bolivars and can not be inferior to the ten per cent (10%) of the maximum amount authorized.

The total amount, at par value, of the series in circulation shall not exceed at any time the global amount authorized of FIFTEEN THOUSAND MILLION BOLIVARS WITH 00/100 (Bs.15,000,000,000.oo). For the purposes of calculating the maximum amount

in circulation, the par value of the Commercial Papers issued but not placed in the market will not be computed.

1.4. Periods:

The securities will have a fixed maturity neither less than fifteen (15) days nor more than three hundred sixty (360) days from the date of issuance, pursuant to the provisions of Article No.50 of the CAPITAL MARKET LAW. The periods will be defined in the corresponding newspaper publication at the beginning of placement of each series.

Maturity shall neither be anticipated nor after the expiration date of the authorization granted by the National Securities and Exchange Commission, pursuant to Article No. 2 of the Standards related to Issuance, Public Offer and Negotiation of Commercial Papers. Only in case of default, the meeting of holders of commercial papers shall agree upon a longer term.

1.5. Price to the Public:

The price to the public of the primary placement of securities of commercial papers comprising each series issued, which is based on this authorization, shall be at its par value, at discount or with premium.

The respective interest rates and the effective yielding are defined in item 1.7 of this prospectus.

1.6. Placement:

Placement of each series of the present issuance shall be made under any of the following placement systems: "Placement based on Bigger Efforts", "A Firm Placement" or "Guaranteed", as determined for each series.

THE ISSUER shall directly place the series that may be issued based on this authorization, being able to use the Public Brokers of Securities as Distribution Agents. The relevant PLACEMENT AGENT or AGENTS will be determined for this series, and this will be evidenced in the corresponding newspaper notice.

1.7. Interests or Yielding:

The corresponding interest rates and their effective yielding will be determined at the moment of initial placement of each series, and will be stated in the corresponding Sole Bond and notified in the relevant newspaper notices.

1.8. Custody of Securities:

Each series to be issued, based on this authorization, will comprise one Sole Bond amounting to the series effectively placed, which shall remain in custody by Venezolano de Crédito, S.A. Banco Universal that will issue Negotiable Custody Certificates equal to the number of investors each series own.

1.9. Common Representative of Holders of Commercial Papers:

The Board of Directors of Manufacturas de Papel , C.A. (MANPA) S.A.C.A. , in Meeting held on June 30, 2006 agreed to appoint Venezolano de Crédito, S.A. Banco Universal as Common Representative of the Holders of Commercial Papers, such appointment was approved by the National Securities and Exchange Commission as of XXXXX ,.

1.10. Secondary Market:

Within the twenty (20) days following the date when the primary placement process of each series has ended, the registration of the Sole Bond or Bonds part of such series can be requested to Bolsa de Valores de Caracas, C.A.

1.11. Payment of Securities:

The securities that are part of each series will be paid when due by Manufacturas de Papel, C.A. (MANPA) S.A.C.A., situated in Avenida Francisco de Miranda con esquina El Parque, Torre Country Club, Piso 11, Chacaíto, Caracas.

1.12. Use of Funds:

Funds from placing the present issuance of Commercial Papers will be one hundred per cent (100%) destined to cover the needs of the Working Capital understood as the difference between the Accounts Receivable plus the inventories less the Accounts payable. This difference is normally produced by the existing imbalance among purchasing raw materials, processing raw materials and transforming them into finished products, selling the product and further collecting the sale.

1.13. Risk Qualifiers:

In compliance with the provisions of the Standards related to Issuance, Public Offer and Negotiation of Commercial Papers, the results from the risk qualification process of the commercial papers comprising the present public offer are indicated herein below:

- **CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.**

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

"The Qualifying Board grants the present issuance the category **A,** sub-category **A2**".

This classification is based on:

- In 2005 and 2006, the continuous overvaluation of the Bolivar has impacted Manpa operations, encouraging paper import (mainly white paper) and reducing exports. Nevertheless, Manpa holds a solid operating margin: 9.8% during the first semester of 2006 and 10.8 during the fiscal year 2005.
- Interest coverage is comfortable (11 times during the first semester of 2006). Low interest rates will continue favoring servicing the debt which is fully contracted in bolivars. The net financial debt represents a low percentage of sales from the Issuer and of its equity.
- Manpa keeps high cash proportion of the current assets in order to face the adverse cycles of the industry. At 6/30/06 Cash and cash equivalents are equivalent to 60% of the financial debt.
- Overvaluation of the Bolivar may be corrected at the beginning of 2007, reducing the threat of imports in the sector and increasing competitiveness of exports.
- **FITCH VENEZUELA, SOCIEDAD CALIFICADORA DE RIESGO, S.A.**

"The Qualifying Board grants the present issuance the category **A,** sub-category **A2**".

This classification is based on:

- Manpa represents one of the most acknowledged companies of the pulp and paper sector in Venezuela, with over 50 years of operations, offering intermediate and finished products in the segments of hygienic paper, bags, packages, reams, continuous forms, school products and office products. Its strategy has been oriented to its consolidation as an integrated paper company in order to face the cycles typical of the paper business. The company has also carried out an operating and administrative restructuring in order to improve its efficiency levels.
- During the years 2004 and 2005 the sales level in MT indicated a growing tendency in regard to the year 2003 due to the increase of the actual Gross Internal Product whereas for the last year, the lesser devaluation of the Bolivar favored relative prices of imported products. In this way, the sales volume experienced during the year 2005 a decreased of 11% in regard to the previous

year. However, in the case of hygienic paper sales, these have kept a growing tendency since the year 2004.

- MANPA has kept a solid market position at a national level in its more important segment (hygienic paper), currently reaching, according to management information, a close participation circa 40%. This market positioning is a consequence of investments made in plant in order to carry out the necessary technology improvements to obtain competitive products as well as the broad distribution network it owns at a national level. Within the sector of printing and writing as well as packaging and wrapping the company represents the main manufacturer of products for these segments, being its market participation unfavorable during the last years due to the entry of imported products.
- MANPA keeps leveraging indicators and debt coverage although these indicators worsened in the year 2005. Thus, the increase in paying cash dividends during the year 2005 resulted in an increase of the financial debt for the period, with which the total debt relation adjusted to EBITDA was increased up to 0.8 times. For its part, coverage of financial expenses was placed to 15.8 times, being reduced in regard to the year 2004. Although the increase of the short-term financial debt, MANPA keeps proper liquidity indicators, being that the EBITDA index to financial expenses and short-term debt was placed to 1.2 times and its cash flow allows for covering the work capital needs.
- MANPA operations during the first 6 months of the fiscal year 06, ended at June 30, 2006 indicated a new decrease of the EBITDA margin for the effect of increase of production costs that have not been transferred to sale prices. However, proper handling of the work capital allowed for a reduction of the financial debt keeping payment policy of significant cash dividends, indicating an improvement of the leveraging and liquidity indicators.
- It is important to point out that when MANPA has increased its leveraging levels its financial profile keeps being solid. Its exposure to paper market cycles at an international level, the impact of price controls in a portion of its products and the policy of dividends registered in the last years may negatively affect the

performance of its leveraging indicators, liquidity and its cash flow, even though the financial flexibility observed in the past would lead to foresee that these indicators would be kept at levels similar to the classification granted.

- **CLASIFICADORES ASOCIADOS S&S, SOCIEDAD CALIFICADORA DE RIESGO, C.A.**

"The Qualifying Board grants the present issuance the category **X**, sub-category **X**"

This classification is based on:

MANPA has been able to stabilize its financial results that have been affected at closure of December 05 by some adverse market conditions, in the segments that concentrate the most part of its Income like the impact to imports to its white paper line. Nevertheless, with the recovery in the consumption of hygienic paper and the reduction that according to the Management it has been registered during the last months of imports, it is expected that the equilibrium achieved so far is kept through the issuance term of this series of commercial papers.

These reports do neither entail a suggestion to purchase, sell or maintain qualified securities nor a guarantee to pay the securities. These reports are some appraisals of the probability that the capital of the security and its yielding are paid in due time.

2. INFORMATION ABOUT THE ISSUING ENTITY.

2.1. Name, Main Activity, Domicile and Duration

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is a company of those stipulated in the Code of Commerce. It has its domicile in the city of Caracas, and according to the provisions of Clause No.2 of its regulations, it may establish plants, manufacturing plants, agencies or branches where the Company Board of Directors deems necessary or convenient. The duration of the Company is until December 31 of the year two thousand fifty-one (2051), pursuant to the provisions of the General Shareholders' Meeting held on April 22, 1994 which Minute was registered with the First Commercial Registry Office of the Judicial Circuit of the Federal District and Miranda State as of May 24, 1994, under No.24, Volume 55-A-Pro.



Legal Purpose

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., pursuant to the provisions of Clause No.1 of its By-laws, is a stock-holding company which main purpose is to manufacture paper pulp, paper and any kind of paper-related articles, specially, sacks and bags of all kind, printed or not; and, in general, the industrialization of paper in the broadest sense. It may likewise establish, take part in whatever the way or acquire shares from other companies, that may or may not have connection with the main purposes of the company; enter into any type of agreements, even though they may not be related to the production of paper, its industrialization and manufacturing, acquire or receive for any security any type of movable or immovable goods and values of any nature, as well as to dispose of or encumber such goods.

Address of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. :

Caracas Office:

Avenida Francisco de Miranda con Esquina El Parque, Torre Country Club, Piso 11, Chacaíto, Caracas.

Phones: (0212) 901 23 35

Fax: (0212) 901 23 17

The web site of the company is www.manpa.com.ve

Plants:

"I.E.E." Mill Division and "F.C.R.R." Division:

Avenida Aragua, Maracay, Aragua State.

Phones: (0243) 240 11 15 – 240 11 16– 240 10 90

Fax: (0243) 240 10 33

Hygienic Paper Mill Division:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Aragua State.

Phones: (0243) 240 75 48 – 240 74 88

Fax: (0243) 272 39 02

Bag Conversion Division, Sack Division and School and Office Product Conversion Division:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Aragua State.

Phone: (0243) 240 10 01

Fax (0243) 234 58 56

2.2. Registry Data:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. was established in 1950. The Articles of Incorporation and By-Laws of the company were registered with the Commercial Registry kept by the Court of First Instance in Commercial Matters of the Federal District, on March 31, 1950 under No.379, Volume 1-B (File No.3251). Its last amendment to the by-laws was registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State on July 14, 1999 under No.35, Volume 141-A-Pro.

2.3. Managerial and Executive Personnel:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is administered by a Board of Directors comprised of eleven (11) Main Members and eleven (11) Acting Members who last two (2) years in office. The current Board of Directors was elected in the General Shareholder's Meeting held on April 21, 2006.

Main Directors:

CARLOS DELFINO T. – Chairman of the Board of Directors

Bachelor of Administrative Sciences; Second Vice-President of Corporación Industrial de Energía, C.A., Acting Director of Turboven Company, Acting Director of Turbogeneradores Maracay , C.A., Acting Director of Turboogeneradores de Venezuela, C.A., Director of C.A. Fábrica Nacional de Cementos; Director of Cementos Táchira, C.A., Executive President of Inmuebles y Valores 231107, S. A., Former Chairman of the Board of Directors of Corporacion Forestal Imataca; Former Director of Banex Mercado de Capitales; Former Chairman of the Board of Directors of C.A. Fábrica Nacional de Cementos; Former Chairman of the Board of Directors of C.A. Cementos Táchira and Former President of Asociación Venezolana de Productores de Cementos.

JUAN CARLOS CARPIO DELFINO – Main Director

Bachelor of Administration; Executive President of Agroindustrial and Agropecuaria Mandioca, C.A., second Vice-President of Inmuebles y Valores 231107, S.A. and

Director of Corporación Industrial de Energía, C.A.; President of Consorcio Latinoamericano y del Caribe para el Desarrollo e Investigación de la Yuca (CLAYUCA) and Memeber of the "Junta Nacional de la Yuca."

ALFREDO EDUARDO TRAVIESO PASSIOS – Main Director

Lawyer graduated from Universidad Católica Andrés Bello, undertook postgraduate studies at the same university and at Michigan University, the United States of America. Main member of the Law Firm Tinoco, Travieso, Planchart & Nuñez; President of Hamburg Süd de Venezuela, C.A. and Group Emboca, C.A.; Main Director of the Board of Directors of Mercantil Servicios Financieros, C.A. and of Banco Mercantil, C.A. (Banco Universal), Commerce Bank Holding Corp., Corporación Industrial de Energía, C.A., Centro Comercial Judibana, C. Hellmund & Cía, Tapas Corona, S.A.; ARS Publicidad S.A., Venamcham; President of the Venezuelan Association of Tax Law and Member of the Venezuelan Association of Tax Law, Member of the International Bar Association and Member of International Academy State & Trust.

GUSTAVO GOMEZ RUIZ- MAIN DIRECTOR

Architect, Architect Director of GS Arquitectura SRL; Managing Director of GRS Construcciones C.A.; Director of Inversiones Transbanca, Director of Jardines El Cercado, C.A.; Director of Banco Hipotecario Activo; former Architect of the Architecture Division of Técnica Constructora; former Director of Banco Hipotecario del Centro; former Director of Sociedad Financiera Mercantil; former Main Director of Banco Caracas; former Director of Bolívar Banco and former Director of Dragados y COstrucciones de Venezuela.

ARNALDO AÑEZ DELFINO – Main Director

Bachelor of Administration, Managing Director of Proyectos y Realización de Empresas, C.A., Cosultant Director of Empresas Inmobiliarias, former Assistant to the Cost Control Plant Management of C.A. Fábrica de Papel de Maracay and Former Director of Corporación Industrial de Energía, C.A.;

ELENA DELFINO P. – Main Director

Lawyer, Acting Director of Corporación Industrial de Energía, C.A., Former Director of Corporación Forestal Imataca, C.A. and Former of Aserradero Venwood C.A.

ALICIA PAPARONI M. – Main Director

Surgeon specialized in Pediatrics and Director of Corporación Industrial de Energía, C.A.

CARLOS HENRIQUE PAPARONI – Second Vice-President of the Board of Directors

Lawyer, President of Board of Directors of Inmuebles y Valores 231107, S.A. and Director of Corporación Industrial de Energía, C.A.

NELSON ISAMIT – MAIN DIRECTOR

Industrial Engineer, Analyst of Statistical Control, Postgraduate from Instituto Tecnologico y de Estudios Superiores de Monterrey (Mexico), Former Plant Manager of Autopartes Nacionales (Autoparna) (1983-2003) and Main Director of Corporación Industrial de Energía,C.A.

CELESTINO MARTÍNEZ P. – First Vice-President of the Board of Directors

Civil Engineer; Master in Civil Engineering; Master in Industrial Engineering; PhD-Stanford in Industrial Engineering; Executive President and Director of Corporación Industrial de Energía C.A.; First Vice-President of Inmuebles y Valores 231107, S.A., Director of C.A. Fábrica Nacional de Cementos, Director of Cementos Táchira, C.A., Main Director of Turboven Company, Main Director of Turbogenradores Maracay, C.A. and Main Director of Turbogeneradores de Venezuela, C.A.

JULIO BUSTAMANTE – Main Director

Director, Representative and Shareholder of Agropecuaria Dos Caminos, C.A.; Grupo Las Plumas de Althogar, C.A.; Representative and Director of Fundación Museo Nacional de la Agricultura; Director of Corporación Industrial de Energía, C.A.; Main Director of Inmuebles y Valores 231107 S.A.; Representative of Centro de Estudios Los Caminos, Director of Arrocera Piedras Blancas, C.A., Former President and Member of the Board of Directors of Sociedad de Ganaderos de Portuguesa and Former Director of the Sociedad de Ganaderos de Venezuela.

Acting Directors:

ALBERTO DELFINO T – Acting Director

Bachelor of Business Administration and Marketing; Acting Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, S.A.

RICARDO DELFINO M – Acting Director

Bachelor of Administration; Executive President of Cement Express, C.A., of Transporte 2993, C.A. and Transporte Transbk, C.A.; Acting Director of Corporación Industrial de Energía C.A. and Acting Director of Inmuebles y Valores 231107 S.A.

ARMANDO MARTÍNEZ M – Acting Director

Civil Engineer; Master in Operation Research – Cornell, Master Decisions Analysis - Stanford, PHD Engineering Management – Stanford, Acting Director of Turboven Company, Acting Director of Turbogeneradores Maracay, C.A., Acting Director of Turbogeneradores de Venezuela, C.A., General Manager of Soltuca, Director of Corporación Industrial de Energía,C.A.

GUILLERMO SALAS DELFINO – Acting Director

Bachelor in Physics; Postgraduate studies in Physics; Former Director of Corporación Industrial de Energía, C.A.; Representative and Constructor of sundry real estate developments (Desarrollo Turístico Puinare, C.A. and Construcciones Rhone, C.A.).

MIGUEL ENRIQUE CARPIO DELFINO – Acting Director

Architect; Founder of Instituto de Arquitectura Urbana; Member of the Directing Council of the Instituto de Arquitectura Urbana; Acting Member of the Board of Directors of Banco Exterior, C.A.; Member of the Board of Directors of Fundación de la Vivienda Popular; Former Director of Corporación Industrial de Energía, C.A. and Former Professor of Universidad Simón Bolívar, active member of the Cámara Nacional Inmobiliaria (Venezuelan Chamber of Real Estate).

CARLOS SOTO RIVERA – Acting Director

Radiologist; Director of Hospital de Clínicas Caracas and of Inmuebles y Valores 231107, S.A. and Former First Vice-President of Corporaicón Industrial de Energía C.A.

ALEJANDRO DELFINO T – Acting Director

Bachelor of Business Administration; Executive President of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.; Acting Director of Corporación Industrial de Energía, C.A.;

Main Director of Turbogeneradores de Venezuela, C.A, Former Director of Cámara de Industriales de Caracas and Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

FERNANDO PAPARONI M– Acting Director

Architect and Insurance Broker, Acting Director of Turboven Company, Acting Director of Turbogeneradores Maracay, C.A., Acting Director of Turbogeneradores de Venezuela, C.A, Managing Director of General de Constructora Tramontana, C.A., Managing Director of Promociones Cateto, S.A., Managing Director of Inmobiliara Ara, S.A., Managing Director of Inversiones 9861680, C.A., Managing Director of Inversiones Veiqueve, S.A., President of Representaciones Cats 2000, C.A., Acting Director of Corporación Industrial de Energía, C.A., S.A.C.A., Director of Inmuebles y Valores 231107, S.A., Director of Fundación Carlos Delfino, Former Vice-President of Adriática de Seguros, C.A., Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA), Former President of Inmobiliaria Driavena,C.A., Former General Manager of C.A. Fábrica de Papel de Maracay and Former Member of Corimón Emergency Board.

FERNANDO MICALE S – Acting Director

Architect; Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, C.A.; Professor of Architecture Design Workshop and Thesis Advisory at Universidad Simón Bolívar.

GUSTAVO PAPARONI SÁNCHEZ. – Acting Director

Bachelor of Business Administration; Director of Constructora Tramontana, C.A, Director of Promociones Cateto, S.A., Director of Inmobiliara Ara, S.A., Director of Inversiones Veiqueve, S.A., Vice-President of Representaciones Cats 2000, C.A., Director of Grupo Triveca, Director of Grupo Mandarín 18, C.A., Acting Director of Inmuebles y Valores 231107, S.A. and Acting Director of Corporación Industrial de Energía, C.A., S.A.C.A.

ÁNGEL JESÚS RAMÍREZ ORTIZ – Acting Director

Lawyer, Former Director of C.A. Fabrica Nacional de Cementos, Former Acting Director of C.A. Cementos Táchira, Former Director of Turbogeneradores Venezuela, C.A.,

Former Acting Director of Turbogeneradores Maracay, C.A., Former President of Asociación Venezolana de Productores de Cemento (AVPC), Former Director of Corporación Industrial de Energía, C.A and Director of industrial and financial companies.

Executive Personnel:

ALEJANDRO DELFINO T – Executive President

Bachelor of Business Administration; Executive President of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.; Acting Director of Corporación Industrial de Energía C.A.; Main Director of Turboven Company, Main Director of Turbogeneradores Maracay, C.A.,Main Director of Turbogeneradores de Venezuela, C.A., Former Director of the Industrial Chamber of Caracas and Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

JUAN ANTONIO LOVERA – Vice-President of the Finance Corporate Division

Bachelor of Business Administration; Master in Business Administration; Certified Management Account (CMA) and Certified Financial Management (CFM); Former Director of Turboven Company Inc.; Former Director of the Industry Chamber of Aragua State and member of the Economy Commission of that institution; Former President of Instituto Venezolano de Ejecutivos de Finanzas; Advisor to the Caracas Stock Exchange.

EGBERT DITTMER – Vice-President of the Hygienic Division

Bachelor of Business Administration; former President of the Chamber of Industry of Aragua State; Former Vice-President of the National Council of Industry (CONINDUSTRIA); Former President and currently Director of Asociación Venezolana de Pulpa, Papel y Cartón (APROPACA); Director of the Caracas Industry Chamber.

ENRIQUE LARRAZABAL – Vice-President of Technology and Logistics

Mechanical Engineer, MSA in Business Administration, representative by the Industrial Chamber of Aragua State before CEDEA, President of the Organizing Committee of the VI Convention of Engineering and Maintenance of the Venezuelan paper Industry by "Asociación Venezolana de Técnicos en Celulosa y Papel" (AVTCP), Project Manager to install machine No.8 at the Hygienic Paper Division.

RICARDO VOLPE – LEGAL VICE-PRESIDENT

Lawyer, former company advisor for the private sector in matters related to export, banking, contracting and execution of works, civil and commercial systems; former process advisor of concessions and privatizations, former management and organizational consultant for private and public companies.

EDUARDO LARRAZABAL – Vice-President of the I.E.E. Paper Mill Division and of the Conversion Division

Bachelor of Business Administration; Vice-President of the Confederación Latinoamericana de Celulosa, Papel y Cartón (CICEPLA); Former President of FEDECAMARAS Aragua; 1st Vice-President of the Venezuelan Industry Council; Former Second Vice-President of the Venezuelan Council of Industry (CONINDUSTRIA); Former President/ Director of the Chamber of Industry of Aragua State; President of Asociación Venezolana de Pulpa, Papel y Cartón (APROPACA); Honorary President of the Asociación Venezolana de Técnicos en Celulosa y Papel (AVTCP).

2.4. Statutory Auditors and External Auditors:

<u>Main Statutory Auditors:</u>

JACOBO COHEN "C. Adm" (sic.) No.12915

CLAUDIA VALENCIA "C. Adm" (sic.) No.35909

<u>Acting Statutory Auditors:</u>

JACQUELINE SUBERO "C. Adm" (sic.) No.11437

ISABEL QUINTERO "C.P.C." (sic.) No.15197

<u>External Auditors:</u>

LARA MARAMBIO & ASOCIADOS

Venezuelan Representative of DELOITTE & TOUCHE

2.5. Main Shareholders:

Below there is the current shareholders' composition of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. at June 30, 2006.

Shareholders	Participation

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

Shareholders	Participation
Natscumco (J-303087116)	34.95%
Claridge, LTD (J-303120792)	15.26%
Milanasa, Corp. (J-308476072)	7.39%
Brown Brothers Harriman & Co. (J-30885844)	6.10%
C.V.V. Caja Venezolana de Valores (J 300187934)(*)	5.62%
Inversiones 85735, LTD (J-306225129)	4.42%
Fundación Carlos Delfino (J-001163956-0)	4.38%
Others (**)	21.88%
TOTAL	100.00%

(*) The C.V.V. is not a shareholder; the percentage (%) that owns represents the entire sub-accounts of shareholders.

(**) Shareholders who individually own less than 4%.

2.6 SOCIAL BENEFIT OF ISSUANCE:

Resources from issuance will be destined to the work capital in order to produce goods or added value to production equipment, which shall impact at short, medium or long-term into work benefits, such as preservation or generation of work places in the interior of the country.

2.7 SUBSIDIARY COMPANIES AND AFFILIATES:

Company name:	VENCARIBBEAN PAPER PRODUCTS, LTD.
Date of incorporation:	June 4, 1996
Location:	Aranguez, Trinidad, W.I.
Capital subscribed and paid-in:	TT$50,000.oo
Participation:	100%
Activity:	Conversion and commercialization of hygienic paper.
Company name:	SIMCO RECYCLING CORPORATION
Date of incorporation:	July 31, 1981
Date of acquisition:	May 17, 1996
Location:	Miami, Florida

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

Capital subscribed and paid-in:	US$5,000.oo
Participation:	50%
Activity:	Collecting and processing secondary fiber.
Company name:	MANUFACTURAS DE PAPEL DE CENTROAMERICA, MANPA, S.A.
Date of incorporation:	August 14, 1998
Location:	San José, Costa Rica
Capital subscribed and paid-in:	US$3,547,268.oo
Participation:	50.00%
Activity:	Manufacturing and commercializing any kind of paper item, especially Hygienic paper, school products, packaging paper, office items, bags and other related products.

2.8. Capital stock:

On April 18, 1996 the General Shareholders' Meeting agreed to increase the capital stock of the company from Seven Thousand Six Hundred Forty-Six Million Six Hundred Ninety-Eight Thousand Eighty bolivars (Bs.7,646,698,080.oo) to the amount of Eleven Thousand Four Hundred Seventy Million Forty-Seven Thousand One Hundred Twenty bolivars (Bs.11,470,047,120.oo) by issuing Three Hundred Eighty-Two Million Three Hundred Thirty-Four Thousand Nine Hundred Four (382,334,904) new shares, with a par value of Ten Bolivars (Bs.10.oo) each, amounting to Three Thousand Eight Hundred Twenty-Three Million Three Hundred Forty-Nine Thousand Forty bolivars (Bs.3,823,349,040.oo), which were paid as dividends with charge to the accounts "Undistributed earnings" at December 31, 1995 and "Premium paid in excess of par value". The National Securities and Exchange Commission as per Resolution No.105-96 as of May 8, 1996 authorized such capital increase.

In addition, it was decided to continue as an Authorized Capital Company (S.A.C.A.) establishing an authorized capital of Twenty-Two Thousand Nine Hundred Forty Million Ninety-Four Thousand Two Hundred Forty bolivars (Bs.22,940,094,240.oo) in

compliance with the decisions of the General Shareholders' Meeting; pursuant to Resolution No.106-96 as of May 8, 1996 of the National Securities and Exchange Commission.

On November 25, 1996 the Board of Directors agreed to increase the company capital stock to Eleven Thousand Four Hundred Seventy Million Forty-Seven Thousand One Hundred Twenty bolivars (Bs.11,470,047,120.oo), by issuing One Thousand One Hundred Forty-Seven Million Four Thousand Seven Hundred Twelve (1,147,004,712) new common registered shares, with a par value of Ten Bolivars (Bs.10.oo) each, with charge to the account "Net updated balance for the sole use of future capital increases", thus the company capital stock subscribed and paid in amounts to Twenty-Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (22,294,009,424) common registered shares, with a par value of Ten bolivars (Bs.10.oo) each, fully subscribed and paid in, which grant the shareholders equal rights, as per Resolution No. 367-96 adopted by the National Securities and Exchange Commission as of December 20, 1996.

Since the Company lost its condition of S.A.C.A. as a consequence of the decree of share dividends agreed by the Board of Directors in its meeting held on November 25, 1996 the Board of Directors suggested the Meeting held on April 25, 1997 to adopt again the fashion of Authorized Capital Company (S.A.C.A.), thus placing the authorized capital to Forty-Five Thousand Eight Hundred Eighty Million One Hundred Eighty-Eight Thousand Four Hundred Eighty bolivars (Bs.45,880,188,480.oo), as per Resolution No. 134-97 as of May 14, 1997 of the National Securities and Exchange Commission.

After two years from 1997, the Company lost its condition of S.A.C.A. Therefore, the General Shareholders' Meeting held on April 26, 1999 agreed to continue under the fashion of S.A.C.A. with an Authorized Capital of Bs. 45,880,188,480.oo.

2.9 Establishment and Historical Evolution:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. was established on March 31, 1950 by Gustavo Delfino Arriens, Juan Delfino Rodríguez, Carlos H. Maury and Ladislao Caballero. Production was oriented to manufacture multifolding sacks aimed at meeting the needs of C.A. FÁBRICA NACIONAL DE CEMENTOS. It also made incursions in the

manufacturing of commercial and industrial all-purpose bags in general. Both plants began operating in the same warehouse situated in Los Cortijos de Lourdes.

In 1961, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. began a stage of expansion and vertical integration. The purpose was to produce the paper required by the company to manufacture sacks and bags, thus reducing the dependence of imported raw material. This is achieved by acquiring and setting up two paper machines with a capacity of 50 thousand annual metric tons destined to the production of one-side glossy Kraft paper used to manufacture bags and resistant opaque Kraft paper, specially used to manufacture multifolding and packaging sacks.

In 1972, COOPERATIVA GUAYAMURE is established together with C.A. FÁBRICA DE PAPEL DE MARACAY in order to develop industrial plantations of Caribe pine to obtain the raw material and reduce imports. Two years later CORPORACIÓN FORESTAL IMATACA, C.A. is established to develop a similar project in land lots situated to the south of Monagas State.

COOPERATIVA GUAYAMURE project was placed in land lots of characteristics apparently not proper for sowing. However, by means of advanced technical and scientific processes this effort gave good results. Therefore, the Venezuelan government decided to support this initiative by establishing in 1976 CORPORACIÓN FORESTAL GUAYAMURE, C.A.

Also, in 1976 it started up the third paper machine, with a production capacity of 50 thousand metric tons, destined to the production of cardboards and fine printing and writing paper.

In 1989, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. bought out CAHIZ HERMANOS & CO. SUCESORES, C.A. that will be further known as CORPORACIÓN INDUSTRIAL ALPES, S.A., incorporating a new massive-consumption product line: notebooks, spiral-bound notebooks and school texts with the trademark ALPES. Besides, it established a national distribution chain.

In 1991, the Company made incursions in the market of Continuous Forms with the production line Alpes Form, and by the end of this same year because of the commercial

opening of the country members of the Andean pact began an aggressive policy of exports, having the Colombian market as initial target.

In 1992 as part of the strategy of companies belonging to the forest sector aimed at increasing the commercial exploitation of woods, a new company is established: ASERRADERO VENWOOD, C.A. a subsidiary of CORPORACIÓN FORESTAL IMATACA. This sawmill began operations during the first quarter of 1994.

As of April 9, 1992 Manpa requested the National Securities and Exchange Commission registration of the Agreement of Minutes of Special Shareholders' Meeting as of April 2, 1992 in which it was approved that the company became an Authorized Capital Company (SACA) amending its name to MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. The National Securities and Exchange Commission, in its Resolution No.209-92 of May 6, 1992 resolved registration with the National Securities Registry of the aforementioned Agreement of Minutes of Special Shareholders' Meeting.

In December 1992, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. acquired the totality of shares of C.A. FÁBRICA DE PAPEL MARACAY, thus increasing the financial potential to develop the Paper Sector. The integration of its operations was the result of the close management coordination that was taken place between both companies by the end of 1991.

On September 9, 1994 in a Special Shareholders' Meeting the change of the par value of shares of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is authorized from Bs.100.00 into Bs.10.00 per share. In addition, the Authorized Capital was increased to Bs.10,461,354,400.00.

In order to provide a stable electrical service and at competitive prices to meet the needs of the industrial sector, in 1995, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. entered into an association agreement with Community Energy Alternative (CEA), a subsidiary of Public Service Enterprise Group (PSEG), one of the biggest gas and electricity corporations of the United States of America, with over 90 years of experience and an electric generation capacity of 12 thousand megawatts at a world level. This association gave rise to Turbogeneradores de Venezuela, C.A., a company which

shareholders' capital Manufacturas de Papel, C.A. (MANPA) S.A.C.A. with Community Energy Alternative (CEA).

In May 1996, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. consolidates its production strategy toward the use of recycling paper, with the acquisition of 50% of the shares of SIMCO Recycling Corporation, the main supplier of secondary fibers of the corporation.

Likewise, and with the aim of reinforcing the presence in the international market, in June 1996 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. bought all the assets of Trinidad Paper Products, LTD- now called Vencaribbean Paper Products- to convert and commercialize hygienic paper. With this acquisition 4,000 annual MT will be placed in the export market, especially in Caricom country members.

On the other hand, it is important to point out the entrance of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in the international financial market by establishing an American Depositary Receipt Program, ADR's in its Level I. The value of such securities in the North American market began on June 12, 1996.

The General Shareholders' Meeting of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. held on July 23, 1997 approved the company merger with some affiliates (Corporación Industrial Alpes, S.A., C.A. Fábrica de Papel Maracay, Urbanizadora Guayamure, C.A.; Papeles Maracay, C.A.; Pulpa Maracay, C.A. and Inversiones TCC13, C.A.) by which MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. absorbed assets and liabilities of the aforementioned affiliates that stopped formally existing on December 27, 1997 once the legal requirements were met; i.e., once the three-month period from publishing the Shareholders' Meeting agreeing such merger elapsed, which took place on September 26, 1997.

In 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. made incursions in a new market segment as folding package production to manufacture files, fast-food packages, etc. and the production process of personalized four quires of letter paper, stapled notebooks and double spiral-bound notebooks was optimized.

During the second semester of 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A., continuing its strategy of geographical expansion that began in Trinidad and Miami but

now oriented toward the Central American market, created Manufacturas de Papel de Centroamérica, MANPA, S.A., by means of a new association with the Costa Rican company Toycos. With this operation the company will have a distribution center for all Central America.

As of September 1, 1998 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. decided to separate from its business purpose the project of electric generation, establishing the trading company Corporación Industrial de Energía, C.A. Likewise, Manpa decreed a special dividend in kind of 1,372,309,209 Class A common registered shares of Corporación Industrial de Energía, C.A. to its shareholders, as 16.75 Class A common registered shares of Corporación Industrial de Energía, C.A. for each 28 shares of Manpa in holding.

With the contribution of Inmuebles, in the year 2000 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. established the subsidiary Inmuebles 310350.

During 2001 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. provided the majority of its investments at cost and certain Accounts receivable.

In the year 2001 the Forest Division was sold in order to consolidate and focus all the resources in the manufacturing business and paper commercialization, which was always its main activity.

For the year 2003 the School and Office Product Plant is moved to La Hamaca industrial area situated in Maracay as part of a cost-reduction strategy.

2.10. COMPANY MARKET POSITION:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. participates in the market of intermediate paper products, in the segments "Hygienic Paper", "Boxes and Packages" and "Printing and Writing". In the first segment, its main competitor is Papeles Venezolanos, C.A.

	Year 2005	Year 2004
HYGIENIC PAPER	39.02%	38.40%
BOXES – PACKAGES (1)	44.04%	47.15%
PRINTING – WRITING (1)	33.88%	50.87%

(1) Include imports

SOURCE: Datos Information Resource and Own Calculations.

2.11. Capital Stock Evolution:

Below the capital stock evolution is shown:

Year	Variation Bs.	Capital Stock Bs.	Origin	Registry Data Date	No.	Volume
1950	0	3,500,000	Initial contribution	3/31/50	379	1-B
1959	3,500,000	7,000,000	Capitalization of profits	2/27/59	50	6-B
1959	18,000,000	25,000,000	Capital contribution	9/15/59	33	31-A
1963	10,000,000	35,000,000	Capitalization of profits	4/14/61	83	5-A
1965	10,000,000	45,000,000	Capitalization of profits	9/23/65	23	43-A
1974	30,000,000	75,000,000	Capitalization of profits	9/29/70	54	104-A
1976	25,000,000	100,000,000	Capitalization of profits	12/10/76	112	102-A
1981	40,000,000	140,000,000	Capitalization of profits	4/17/78	18	57-A
1984	35,000,000	175,000,000	Capitalization of profits	5/15/81	145	42-A
1985	75,000,000	250,000,000	Capitalization of profits	6/10/83	121	58-A
1987	125,000,000	375,000,000	Capitalization of profits	6/3/83	28	114-A
1988	125,000,000	500,000,000	Capitalization of profits	9/18/87	56	76-A
1989	100,000,000	600,000,000	Capitalization of profits	1/9/90	32	23-A
1991	400,000,000	1,000,000,000	Capitalization of profits	2/1/91	69	43-A
1992	700,000,000	1,700,000,000	Capitalization of profits	5/4/92	31	52-A
1992	743,750,000	2,443,750,000	Capitalization of profits	8/10/92	5	33-A-Pro
1992	964,548,000	3,408,298,000	Offer from shareholders of C.A. Fábrica de Papel de Maracay to acquire one share of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. by one of C.A. Fábrica de Papel de Maracay	2/8/93	33	43-A-Pro
1993	30,000,000	3,438,298,000	Capital increase subscribed and paid-in by Vencred, S.A.	7/28/93	47	43-A-Pro
1994	37,416,700	3,475,714,700	Capital increase subscribed and paid-in by Corporación Andina de Fomento	3/17/94	15	65-A-Pro
1994	6,203,400	3,481,918,100	Capital increase subscribed and paid-in by Frederik Holdings Inc.	5/17/94	21	59-A-Pro
199	1,743,559,100	5,230,677,200	Capitalization of profits	8/22/94	15	56-A-Pro
1994	0	5,230,677,200	Change of par value of shares from Bs.100 to Bs.10 per share	10/18/94	57	117-A-Pro

1995	231,250,000	5,461,927,200	Public offer of shares as per Resolution of the National Securities Commission	4/7/95	27	98-A-Pro

Year	Variation Bs.	Capital Stock Bs.	Origin	Date	No.	Volume
1995	2,184,770,880	7,646,698,080	Issuance of 218,477,088 new common shares, registered, with a par value of Bs.10 per share	8/29/95	60	269-A-Pro
1996	3,823,349,040	11,470,047,120	Premium paid in excess of the par value of Bs.100,970,660 Undistributed earnings at 12/31/95 for Bs.3,722,378,380.	5/21/96	10	125-A-Pro
1996	11,470,047,120	22,940,094,240	Issuance of 1,147,004,712 new common shares, registered, with a par value of Bs.10 per share	12/27/96	15	361-A-Pro

Source: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

3. Financial Information

3.1. Non Audited Financial Statements (interim) at June 30, 2006

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT JUNE 30, 2006 AT DECEMBER 31, 2005

AND AT DECEMBER 31, 2004

(Stated in thousands Bs.)

ASSETS	Notes	2006	2005	2004
NON-CURRENT ASSETS:				
Property, plant and equipment – net	2	420,247,289	432,900,402	444,876.
Participation in associated companies and joint businesses	3	1,157,807	1,040,295	1,847.
Total non-current assets		421,405,096	433,940,697	446,723.
CURRENT ASSETS:				
Expenses paid in advance		2,545,360	1,111,934	698.
Inventory	4	40,893,551	57,511,130	32,771
Advances to suppliers		3,453,629	3,520,063	3,852.
Bills and accounts receivable – net	5	106,498,377	95,337,271	79,397
Investments available for sale	6	900,308	8,816,776	899.

Cash and cash equivalents	7	24,103,20[illegible]	16,111,833	22,499
Total Current Assets		178,394,426	182,409,007	140,117
TOTAL		599,799,522	616,349,704	586,841
SHAREHOLDERS' EQUITY AND LIABILITIES				
SHAREHOLDERS' EQUITY:	8 and 9			
Capital stock		69,632,690	69,632,690	69,632
Accumulated result from translation of affiliate and joint businesses abroad		206,308	206,308	28
Retained earnings:				
Legal reserve		6,963,269	6,963,269	6,963
Net updated balance of retained earnings for the sole use of payment of dividends in Company shares or shares from subsidiaries		119,593,551	119,593,551	119,593
Undistributed		216,120,790	227,169,429	237,211
Non-realized result in investments	6	(219,547)	(999,188)	156
Total shareholders´ equity		412,297,061	422,566,059	433,586
NON-CURRENT LIABILITIES:				
Provision for seniority, net of long-term advances		7,159,321	3,572,106	2,487
Deferred income tax	11	51,775,242	54,549,608	67,234
Total non-current liabilities		58,934,563	58,121,714	69,721,9
CURRENT LIABILITIES:				
Provision for seniority, net of short-term advances		1,998,808	3,869,781	2,694
Documents payable	10	-	-	2,486
Commercial Papers	10	7,000,000	2,946,531	2,890
Short-term loans	10	33,188,503	47,019,985	13,459
Dividends payable	8	10,494,281	8,733,509	4,145
Income tax payable	11	613,610	293,748	14,742
Accounts payable	12	75,271,696	72,798,377	43,114
Total current liabilities		128,567,898	135,661,931	83,533
Total liabilities		187,502,461	193,783,645	153,255
TOTAL		599,799,522	616,349,704	586,841

See notes to the Consolidated Financial Statements

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

FOR THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2006 AND FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004

(Stated in thousand bolivars)

	Notes	2006	2005
Income for sales	13	201,320,910	375,060,280
Sales cost	14	156,066,285	284,444,405
Gross profit		45,254,625	90,615,875
Cost and expenses:			

Sales expenses	14	15,924,540	30,939,453
Overhead and administrative expenses	14 and 18	9,699,024	18,985,181
Profit from selling assets		-	-
		25,623,564	49,924,634
Profit in operations		19,631,061	40,691,241
Participation in results from joint business	3	126,773	(919,621)
Financial costs		(3,396,565)	(4,664,484)
Financial incomes		482,298	678,654
Exchange differences – net	20	(50,732)	3,565,400
Loss in swap operations with securities		(465,908)	(3,671,665)
Other incomes (expenditure):			
Provision for investments		-	-
Net loss from hedge contract in foreign currency		-	-
ADR commissions		-	(505,370)
Bank debit tax		(362,470)	(3,089,757)
Others – net		14,877	(623,152)
		(3,651,727)	(9,292,995)
Profit before taxes		15,979,334	31,461,246
Income tax	11	500,140	4,377,017
Net income		16,479,474	35,838,263
Net profit per share:			
Basic	1	7.18	15,62
Diluted	1	7.18	15,62

See notes to the financial statements.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2006 AND FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004

(Stated in thousand bolivars)

	Notes	2006	2005

OPERATING ACTIVITIES:			
Net earnings		16,479,474	35,838,2
Adjustments to reconcile the net income with the cash provided for by the operating activities:			
Exchange differences	20	50,732	(3,565,4(
Participation in results from joint business		(126,773)	919,6
Deferred income tax	11	(2,774,366)	(12,684,9'
Provision for taxes	11	2,274,226	8,307,9
Result non fulfilled in investments		-	(1,156,1:
Result fulfilled in investments		779,641	
Result from translation of subsidiary and joint business		9,261	(803,5{
Result from properties, plant and equipment sales	2	-	
Financial costs		3,396,565	4,664,4
Financial incomes		(482,298)	(678,6!
Depreciation	2	11,610,807	22,299,0
Operating cash flows before movements of work capital		31,217,269	53,140,6
Changes in operational assets and liabilities:			
Reduction (increase) in:			
Bills and accounts receivable		(11,161,106)	(12,204,9(
Advances to suppliers		66,434	1,873,9
Inventories		16,617,579	(24,740,0
Expenses paid in advance		(1,433,426)	(413,5{
Increase (reduction) in:			
Accounts payable		2,422,587	26,397,9
Provision for severance benefits, net payment		1,717,242	2,259,7
Paid interests		(3,021,495)	(3,246,7
Collected taxes		482,298	678,6
Paid taxes		(1,054,364)	(22,756,9:

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

Net cash provided for operational activities		34,953,018	20,988,6
INVESTMENT ACTIVITIES:			
Net cash used by financing activities	6	7,916,468	(7,917,0
Acquisition of properties, plant and equipment	2	1,042,306	(9,454,3
Net cash used for investment activities		8,958,774	(17,371,3
FINANCING ACTIVITIES:			
Increase in short term loans	10	(14,206,552)	31,143,0
Amount of commercial papers issues	10	7,000,000	8,808,7
Amortization of commercial papers	10	(2,946,531)	(8,752,3
(Reduction) increase in bills payable	10	-	(2,486,0
Cash dividends	8	(25,767,341)	(41,292,4
Net cash used for financial activities		(35,920,424)	(11,579,1
NET (REDUCTION) INCREASE IN CASH AND CASH EQUIVALENTS		7,991,368	(7,961,8
DEVALUATION EFFECT ON CASH AND CASH EQUIVALENTS	7	-	1,574,2
CASH AND CASH EQUIVALENT AT THE BEGINNING	7	16,111,833	22,499,4
CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR		24,103,201	16,111,8

See notes to the consolidated financial statements.

(Next there is a Consolidated Statement of Flows in equity accounts for the six-month period ended at June 30, 2006 and for the years ending at December 31, 2005 and 2004 attached hereto).

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2006 AND FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004

(Stated in thousand bolivars)

1. **ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES**

Organization – The dominant company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is a company established in the Bolivarian Republic of Venezuela pursuant to the Venezuelan Code of Commerce and the Capital Market Law, and its business purpose is to manufacture and commercialize paper in all its fashions.

Adoption of the International Financing Reporting Standards (IFRS) – As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided to early adopt the International Financing Reporting Standards (IFRS) to prepare and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV).

The enclosed consolidated financial statements have been prepared based on the International Accounting Standards (IAS) that include the International Financing Reporting Standards (IFRS), the International Accounting Standards (IAS), Interpretations by the Permanent Interpreting Commission (PIC) and the International Financial Reporting Interpretations Committee (IFRIC), issued y the International Accounting Standards Board (IASB) all of which are effective for the fiscal years beginning at January 1, 2005.

Significant accounting policies – The main accounting policies used by the Company to prepare its consolidated financial statements are summarized as follows:

a. ***Responsibility of the information and estimations made*** – Information included in these consolidated financial statements are the responsibility of the Board of Directors and of Company Management. To prepare them, certain estimates have been used to quantify some assets, liabilities, income, expenses and commitments that are registered therein. Basically, these estimates refer to:

- Losses form deterioration of certain assets,
- Useful life of property, plant and equipment,
- Valuation of goodwill,
- Reasonable values of financial assets and liabilities,
- Estimated accruals payable,



- Probability of contingencies,
- Exchange control and its impact on assets, liabilities, obligations in foreign currency and dividends to shareholders,
- Price control on certain products commercialized by the Company.

Although these estimates are made based on the best information available at December 31, 2005 about the facts analyzed, it is possible that events that may take place in the future force their amendment in the next fiscal years. This amendment will be carried out pursuant to the provisions of IFRS 8, prospectively, taking into account the effects of the change of estimation in the corresponding consolidated income accounts.

b. ***Consolidation*** - The attached hereto consolidated financial statements include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago), Valores y Acciones 1003, C.A. and its Affiliates; Inmuebles 310350, C.A. and Seguridad Industrial y Forestal, C.A. (Seinforca) (both domiciled in Venezuela), and Transporte Alpes, C.A. (domiciled in Venezuela). Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica) and Simco Recylcing, Inc. (domiciled in the United Status), both 50% partially owned were considered joint businesses according to IAS 31, and were registered as per the method of participation.

All significant transactions among companies have been eliminated from consolidation.

c. ***Effects of inflation*** – The functional currency of the Company is the Bolivar. Once the IAS 29 "Financial Information on Hyperinflationary Economies" is revised together with other literatures consulted and after analyzing the accumulated inflation at the date of transaction and subsequent periods, the Company determined that the Venezuelan economy stopped being hyperinflationary from January the 1st, 2002.

As a consequence of the foregoing, some amounts of non-monetary assets and liabilities at December 31, 2001 in constant currency at that date were considered as the new accounting base of these entries.

d. ***Translation of the financial statements of affiliates and joint businesses abroad*** – The Company determined the functional currency of affiliates abroad according to IAS 21 "Effect of Variations in Exchange Types of Foreign Currency." Consequently, for its incorporation into the attached financial information, the financial statements of such affiliates were translated into bolivars by converting monetary and non-monetary entries of the balance sheet at the current exchange rate, and as for the income account the average of the exchange rate of the corresponding year.

The effects of including the financial statements of affiliates translated to bolivars by this methodology are shown in the shareholders´ equity as Accumulated result from translation of affiliates and joint businesses.

e. ***Participation in associates*** – An associated company is that in which the Company is able to significantly influence; without control or joint control by its participation in decision-making and operating policies of the associated company. Normally, this capacity is expressed in a participation (direct or indirect) equal or superior to 20% of the voting rights of the entity participated.

Exceptionally, the following entities, of which a 20% or more of its voting rights is owned, are not considered entities associated to the Group:

Entity	% of Voting Rights	Reason why it is considered Associated
Agroindustrial Mandioca, C.A.	20	The Company does not have a significant influence on operations of the associated company.
Corporación Forestal Orinoco, C.A.	33	The Company does not have a significant influence on operations of the associated company.
Fibras Secundarias, S.A.	33	The Company does not have a significant influence on operations of the associated company.
Central Cariaco	25.62	The Company does not have a

		significant influence on operations of the associated company.

The Company has created a provision for deterioration equal to the book value of investment. The Company does not have any obligation to financially support such entities.

Participation in joint business – A joint business consists of a contractual agreement in which the Company and other parties begin an economic activity subject to joint control. Business agreements involving the establishment of an entity apart in which each participant owns interests are identified as entities jointly controlled. Profits and losses are eliminated pursuant to Company participation in the joint business, except for those cases in which non- realized losses provide evidence of any deterioration of the asset allocated.

Pursuant to IAS 31, the Company opted for valuating entities considered joint business by using the method of participation.

f. ***Property, plant and equipment*** – Property, plant and equipment are presented at the allocated cost less depreciation and any acknowledged loss from deterioration of value. Depreciation is calculated based on the straight line method on the remaining useful life estimated by the Company and technical surveys supported by independent experts.

Replacements or renewals of entire elements that increase the useful life of the asset in question or its financial capacity are accounted for as greater amount of asset with the subsequent accounting withdrawal of the elements replaced or renewed. Periodical expenses of maintenance, preservation and repair are attributed to the results of the measure they incur in.

Depreciation is calculated based on the straight line method on the remaining estimated useful life of the different assets as follows, understanding that the lands on which buildings and other constructions are built have an undefined useful life and, therefore, they are not subject to depreciation:

	Years

Buildings	10-30
Machinery and equipment	7-20
Automotive vehicles	3-6
Furniture, fittings and others	3-5

Company management considers that the accounting value of assets does not exceed their recoverable value.

Costs due to interests directly attributable to acquisition, construction or production of qualified assets that necessarily require a substantial time period to be prepared for its expected use or sale are added to the cost of such assets until the moment assets are substantially prepared for use. Income from investments arising from the temporary investment of specific loans that has not been invested yet in such assets is deducted from costs for interests ready to be capitalized.

g. ***Long-term assets*** – The Company reviews amounts in books of its tangible and intangible assets to determine if there are indications that such assets have suffered a loss from deterioration of value. If there is any indication, the recoverable amount of asset is calculated in order to determine the scope of the loss for deterioration of value (if any). In case the asset does not produce cash flows by itself that is independent from other assets, the Company calculates the recoverable amount of the unit by generating cash to which the asset belongs to.

The recoverable value is the highest value between the reasonable value less the cost of selling it and the value of use. The value of use is determined based on estimated future cash flows discounted at its current value, using a discount rate before taxes that reflects current market valuations in regard to temporary value of money and specific asset risks.

If it is estimated that the recoverable amount of an asset (or a cash generating unit) is inferior to its amount in books, the amount in books of assets (cash generating unit) is reduced to its recoverable amount. Immediately, a loss for deterioration of value as expense is acknowledged.

A loss for value deterioration can be further reverted and registered as income in the results of the period until the amount to which the increased amount in books does not

exceed the amount in books that would have been determined if any loss had been acknowledged for deterioration of value for the asset (cash generating unit) in previous years.

h. ***Operating leasing*** – Typically, in operating leasing operations the ownership of goods leased and substantially all the risks and advantages that fall on such goods belong to lessor.

The Company has leasing agreements negotiated in which the Company acts as lessor. Leased goods are presented under the item property, plant and equipment. These assets are repaid according to the policies adopted for similar assets of own use, and the income from leasing agreements are acknowledged based on the provisions set forth in the agreements, which come close to the straight-line method established in the IAS 17.

i. ***Inventories*** – Stocks are valued at the acquisition or production cost, or at the realized net value, the lesser. Cost includes costs of direct materials and, in your case, the costs of direct labor and general manufacturing expenses, also including those incurred in when transferring stocks to your location and current conditions. During periods of low production level or during those of idle capacity, the number of fixed general manufacturing expenses attributed to each production unit is not increased as a consequence of this circumstance. During abnormally high production periods, the amount of fixed general manufacturing expenses attributed to each manufacturing unit will be reduced so that stocks are not valued over real cost.

Commercial discounts, rebates obtained and other similar entries are deducted in determining acquisition price.

The cost is calculated using the average method. The net realized value represents the estimate of the sale price less the entire estimated finishing price and the costs that will be incurred in commercialization processes, sale and distribution.

j. ***Financial assets*** – Financial assets are acknowledged in the consolidated balance sheet of the Company when acquisition is made, following the provisions

of IAS 39 "Financial Instruments." The financial assets are initially registered at their reasonable value, including in general, operating costs.

Financial assets kept by the Company are classified as follows:

- Loans and accounts receivable generated by the company itself: financial assets originated by companies in exchange of providing cash, goods or services directly to debtors.
- Financial assets available for sale, including values acquired that are not kept in order to negotiate them or as investment at maturity. They are valued at their reasonable value and changes are acknowledged in results in the terms set forth in IAS 39.

Financial assets available for sale are valued at their "reasonable value" on the dates of further valuation. Benefits and losses from variations in the reasonable value are directly acknowledged on shareholders' equity until the asset is encumbered or until determining the asset has suffered a deterioration of value, at which moment accumulated benefits or losses previously acknowledged in shareholders' equity are included in the results from the period.

It is understood as reasonable value of a financial instrument in a given date the amount by which said instrument could be purchased or sold on that date between parties informed about the issue, acting freely and prudently under conditions of mutual independence. The most objective and common reference of the reasonable value of a financial instrument is the price that would be paid for it in an organized, transparent and deep market ("quotation price" or "market price"). If this market price cannot be objectively and reliable estimated for a specific financial instrument, its reasonable value is estimated by using the value set in recent transactions of similar instruments or the current value deducing all future cash flows (collection or payment), applying a type of market interests for similar financial instruments (same term, currency, interest rate and same classification of equivalent risk).

Investments at maturity and loans and accounts receivable that the Company holds are valued at their "repaid cost" acknowledging in the income accounts the interests earned based on its effective interest rate (EIR). Repaid cost is understood as the initial cost

less collection of principal plus more or less accumulated amortization of the difference between the initial amounts and maturity, taking into account potential reductions for deterioration or non-payment.

Effective interest rate is the updating rate that exactly equals the value of a financial instrument to the totality of its cash flows estimated by all concepts through their remaining life. For financial instruments at a fixed interest rate, the effective interest rate coincides with the contractual interest rate established at the moment of its acquisition plus, in its case, commissions that due to its nature are similar to an interest rate. In financial instruments at variable interest rates, the effective interest rate coincides with the yielding rate in effect for all concepts until the first review of the type of referential interest that is going to take place.

k. **Cash and cash equivalents** – The cash and cash equivalent including cash in banks and investments in term deposits with maturity of less than three (3) months.

l. ***Classification of financial assets as current and non-current*** – In the attached consolidated balance sheets, financial assets are classified according to their maturity, that is, as current (those with maturity equal or inferior to twelve months), and as non-current (those with maturity higher than such period).

m. Bank loans and obligations and commercial papers – Loans and obligations and commercial papers are registered at repaid cost. Financial expenses, included premiums payable in the liquidation or reimbursement and direct costs of issuance are accounted in the income results using the method of cash interest and are added to the amount in books of the instrument as they are not liquidated in the period they are generated.

n. Debt classification as current and non-current – In the attached consolidated balance sheets, debts are classified according to their maturity, that is, as current (those with maturity equal or inferior to twelve months), and as non-current (those with maturity higher than such period).

o. Provision for seniority payment – The provision for seniority payment includes 100% of the liabilities related to rights acquired as per the Organic Labor Law.

Seniority payment are calculated and registered according to the Venezuelan labor law and the collective bargaining agreement in effect.

According to the Organic Labor Law in effect, the employee has rights to severance payment equivalent to 5 days of salary per month until a total of 60 days per year of service. This payment is considered earned from 3 months of uninterrupted service. From the second year of service, the employee is entitled to 2 years of additional salary per year of service (or year fraction higher than 6 months), accumulative up to a maximum of 30 days of salary. Severance payments need to be paid and deposited on a monthly basis in individual trusts, a severance payment fund or in the account of employee, as each employee so states in written. When severance payment are kept in the accounting of an employee, this latter is entitled to pay interests on the amounts owe, which are monthly established by the Venezuelan Central Bank.

In case of unjustified dismissal or voluntary retirement, the employee is entitled to an additional indemnity of one month of salary per each year of service up to a maximum of 150 days of yearly salary. In case of voluntary retirement, the Law stipulates an additional liquidation up to 90 days of current salary, based on the duration of the labor relation.

p. Provisions – When preparing the consolidated financial statements, the management makes a difference between:

- *Provisions* – Credit balances that cover obligations at the date of the consolidated balance sheet, arising as a consequence of past events from which shareholders´ equity prejudices can arise to the Company; concrete in regard to its nature but undetermined in regard to its amount and/or moment of payment,
- *Contingent liabilities* – Possible obligations that emerged as a consequence of past events, which materialization is conditioned to the occurrence, or not, of one or more future events regardless the will of the entity.

The Consolidated financial statements of the Company compiled all the significant provisions in regard to which it is estimated that the probability that the obligation needs to be met is higher than the opposite. Contingent liabilities are not acknowledged in the

consolidated financial statements but informed, pursuant to the IAS 37 requirements (See Notes 11 and 21).

Provisions are quantified considering the best information available about the consequences of the event that brings them about and are re-estimated due to the accounting closure and are used to face the specific obligations to which they were originally acknowledged; thus, producing its reversal, either total or partial, when such obligations stop being so.

q. ***Ongoing Judicial and/or Extrajudicial Procedures*** – At closure of the year 2005 there were different ongoing judicial procedures and claims against the Company originated in the regular development of its activities. Both legal advisors and the Company management understand that the conclusion of these procedures and claims will not produce a significant effect in the current and future consolidated financial statements.

r. ***Income acknowledgements*** – Income from selling finished products and other products are registered on an accumulated basis when delivered and the proprietary right having being transferred on such assets. Sales are reported net of estimated refunds, promotions granted, early payment discounts, and any other discount granted. Income from operating leasing agreements are acknowledged on a monthly basis based on the provisions of contracts. Income from interests is accumulated on a periodical basis taking as reference the outstanding capital balance and the effective interest rate applicable. Income from investment dividends are acknowledged when the rights of shareholders to receive the corresponding payment have been established.

s. ***Advertisement expenses*** – Advertisement expenses are registered in results, at the date they are incurred in.

t. ***Acknowledging expenses*** – Expenses are acknowledged as results when there is a reduction of future financial benefits related to a reduction of an asset or an increase of a liability that can be reliably measured. This means that the entry of an expense is simultaneous to the registry of an increase of the liability or the reduction of an asset.

An expense is immediately acknowledged when a disbursement does not generate future financial benefits or when does not meet the necessary requirements for its registration as an asset.

u. ***Balance compensation*** – Only debit and credit balances from transactions that, contractually or mandatory as per the law, include the possibility to compensate and are intended to be liquidated for its net amount to realize asset and simultaneously make payment are compensated among themselves, and consequently, are presented in the consolidated balance sheet by its net amount.

v. ***Income tax*** – The tax provision for the income tax includes the amount of the current income tax payable estimated and the differed income tax.

Current income tax is determined applying the income tax established in the tax legislation in effect to the net taxable income of the year.

Differed taxes, assets and liabilities are determined based on the general balance method using he tax rate established by the tax legislation in effect, at the date of the balance sheet.

Assets and liabilities from differed taxes include temporary differences identified as those amounts expected to pay or recover from differences among amounts in the books of assets and liabilities and their tax value, as well as for tax credits, rebate and unused tax losses.

On its part, assets from differed taxes, identified as temporary differences, are only acknowledged in the case of considered likely that the Company is going to have in the future enough tax income to be able to make them effective and do not come from the initial acknowledgement (save in a business combination) of other assets and liabilities into one operation that does not impact the tax result or the accounting result.

On a year basis, registered differed taxes are reviewed (both assets and liabilities) in order to verify they are in effect, making the relevant amendments to them according to the results from the analysis made.

w. **Net income per basic and diluted share** – The net income per basic share has been calculated by dividing the net result of the year between the weighted average of shares issued and in circulation for each year. Net income per basic

and diluted share is the same for all periods presented since the Company does not have instruments potentially diluting.

x. **Financial liability and equity** – Financial liability and equity instruments are classified according to the content of contractual agreements negotiated and taking into account the economic basis. An equity instrument is a contract that represents a residual participation in the Company shareholders' equity once all their liabilities are deducted. Main financial liabilities held by the Company are classified as:

- Financial liabilities at maturity are valued according to their repaid cost, using the effective interest.
- Financial liabilities at reasonable value with changes to the net shareholder's equity, mainly negotiable liabilities associated to financial assets available for sale.

y. Transactions in foreign currency – The functional currency of the Company is the Bolivar. Consequently, operations in other currencies different form the Bolivar are considered in "foreign currency" and are registered in bolivars using the applicable foreign exchange rates in effect at dates in which they are made. Balances in foreign currency at closure of the year are restated in bolivars using the applicable exchange rates at that date and the resulting exchange differences are carryforward to results.

2. PROPERTY, PLANT AND EQUIPMENT

For the six-month period ended at June 30, 2006 and for the years ended at December 31, 2005 and 2004 the movement of property, plant and equipment comprises (in thousand bolivars):

	Land and Buildings	Machinery and Equipment	Furniture, Automotiv e Vehicles and Equipment	In-process Constructions	Total
COST:					
At December 31,	90,119,622	358,507,147	6,765,472	-	455,392,241



2003					
Additions	17,749	1,577,993	879,830	10,349,914	12,825,486
Withdrawals	-	(3,861)	(6,050)	-	(9,911)
Effects for translation of foreign affiliate	218,567	834,010	19,385	-	1,071,962
At December 31, 2004	90,355,938	360,915,289	7,658,637	10,349,914	469,279,778
Additions	41,330	2,943,164	1,676,524	4,793,301	9,454,319
Transfers	-	13,749,783	-	(13,749,783)	-
Effects for translation of foreign affiliate	156,895	599,444	13,934	489,070	1,259,343
At December 31, 2005	90,554,163	378,207,680	9,349,095	1,882,502	479,993,440
ACCUMULATED DEPRECIATION:					
At December 31, 2003	(189,387)	(2,139,567)	(20,915)	-	(2,349,869)
Additions	(3,851,609)	(16,710,512)	(1,022,374)	-	(21,584,495)
Withdrawals	-	-	9,835	-	9,835
Effects for translation of foreign affiliate	(38,489)	(445,134)	4,735	-	(478,888)
At December 31, 2004	(4,079,485)	(19,295,213)	(1,028,719)	-	(24,403,417)
Additions	(3,853,511)	(17,436,828)	(1,008,735)	-	(22,299,074)
Effects for translation of foreign affiliate	(33,460)	(355,192)	(1,895)	-	(390,547)

2005	(7,966,456)	(37,087,233)	(2,039,349)	-	(47,093,038)
Total at December 31, 2005	82,587,707	341,120,447	7,309,746	1,882,502	432,900,402
Total at December 31, 2004	86,276,453	341,620,076	6,629,918	10,349,914	444,876,361

The Company has given certain fixed assets as collateral (See Note 21).

The Company has insurance premiums formalized to cover possible risks to which the different items of its property, plant and equipment are subject to as well as the possible claims that it may have to face as the result of performing its operations, understanding that such premiums sufficiently cover the risks they are subject to.

The amount of property, plant and equipment temporary off service at December 31, 2005 amount to Bs.9,500 million and Bs.10,745 million, respectively (See Note 16).

At December 31, 2005 and 2004 assets leased amount to Bs.9,928 million and Bs.10,410 million, respectively (See Note 16).

At December 31, 2005 the Company holds assets amounting to Bs.7,359 million, corresponding to property, plant and equipment owned by a foreign-based affiliate.

At December 31, 2005 the Company formalized contractual commitments to acquire property, plant and equipment amounting to Bs.1,078 million.

3. PARTICIPATION IN ASSOCIATES AND JOINT BUSINESSES

At June 30, 2006 and at December 31, 2005 and 2004 participation in associated companies and joint businesses comprises the following (in thousand bolivars):

	2006	2005	2004
Participation in associated companies	-	-	-
Participation in joint businesses	1,157,807	1,040,295	1,847,041
	1,157,807	1,040,295	1,847,041

Participation in associated companies

At June 30, 2006 and at December 31, 2005 and 2004 participation in associated companies comprises the following (in thousand bolivars):

	%	2006	2005	2004

Agroindustrial Mandioca, C.A.	20	2,577,243	2,577,243	2,577,243
Corporación Forestal Orinoco, C.A.	33	769,112	769,112	769,112
Central Cariaco	25.62	88,371	88,371	88,371
Fibras Secundarias, S.A.	33	80,619	80,619	80,619
		3,515,345	3,515,345	3,515,345
Less – Loss from deterioration		(3,515,343)	(3,515,343)	(3,515,343)
		-	-	-

At date of this report, the Company does not have updated financial information of these companies.

Participation in joint businesses

At June 30, 2006 and at December 31, 2005 and 2004 participation in joint businesses comprises the following (in thousand bolivars):

	%	2006	2005	2004
Simco Recycling Inc.	50	(2,432,726)	(2,432,726)	(1,110,720)
Manpa Centroamérica, C.A.	50	3,590,794	3,473,021	2,957,761
		1,157,807	1,040,295	1,847,041

4. INVENTORIES

At June 30, 2006 and at December 31, 2005 and 2004 inventories comprised the following (in thousand bolivars):

	2006	2005	2004
Finished products	17,546,419	20,656,984	8,688,241
In-process products	453,208	366,120	73,411
Raw materials	15,155,741	18,567,845	17,322,102
Spare parts	7,810,882	6,998,642	5,661,140
In-transit inventory	1,590,584	12,584,822	3,081,668
	42,556,834	59,174,413	34,826,562
Less – provision for obsolescence	(1,663,283)	(1,663,283)	(2,055,479)
	40,893,551	57,511,130	32,771,083

The management estimates that inventories will be realized or used in a short-term; however, part of the inventories of spare parts might be used in more than one fiscal year.

Compromises to purchase raw materials (paper pulp and wastes) for the year 2006 amounted to Bs.9,942 million.

For June 30, 2006 and for the years ended at December 31, 2005 and 2004 the movement of the provision for obsolescence is as follows (in thousand bolivars).

	2006	2005	2004
Initial balance	(1,663,283)	(2,055,479)	(1,080,000)
Provision	-	-	(975,479)
Reverse	-	392,196	-
Final balance	(1,663,283	(1,663,283	(2,055,479)

The reverse of the provision is based on new estimates in regard to obsolescence of supplied inventories.

5. BILLS AND ACCOUNTS RECEIVABLE

At December 31, the bills and accounts receivable are as follows (in thousand bolivars):

	2006	2005	2004
Commercial	70,275,189	56,958,238	62,507,057
Related companies (Note 17)	7,294,520	12,413,496	10,946,691
Employees	813,418	429,642	482,280
Sundry debtors	980,555	872,084	599,333
Income tax paid in advance	721,566	2,400,339	-
VAT – paid in excess (Note 11)	19,525,506	14,904,864	4,277,288
Tax credit VAT – Net for compensating (Note 11)	1,285,501	1,492,571	-
Guaranteed deposits	7,523,954	7,523,954	2,533,503
	108,420,209	96,995,188	81,346,152
Less – provision for doubtful accounts	(1,921,832)	(1,657,917)	(1,949,040)
	106,498,377	95,337,271	79,397,112

export clients from 60 to 180 days.

The Company keeps a provision for doubtful accounts at a level the management considers appropriate for the potential risks of bad accounts. Seniority of accounts receivable and the situation of clients are constantly monitored to assure appropriateness of the provision in the consolidated financial statements.

For the years ended at December 31, the movement of the provision for doubtful accounts includes (in thousand bolivars):

	2006	2005	2004
Initial balance	(1,657,917)	(1,949,040)	(2,999,993)
Provision	(515,564)	(772,485)	(1,207,193)
Sanctions	251,649	1,063,608	2,258,146
	(1,921,832)	(1,657,917)	(1,949,040)

Company management considers the amount in books of commercial debtor accounts and other accounts receivable circa its reasonable value.

Sales commitments for the year 2006 amounts to bs.26,888 million.

6. INVESTMENTS AVAILABLE FOR SALE

At June 30, 2006 and at December 31, 2005 and 2006 the investments available for sale at short-term comprise the following (in thousand bolivars):

	2006	2005	2004
Investment and shares available for sale	900,308	902,184	899,770
Bonds available for sale	-	7,914,592	-
	900,308	8,816,776	899,770

Investments and shares available for sale

At June 30, 2006 and at December 31, 2005 and 2004 investments and shares available for sale include the following (in thousand bolivars):



	2006	2005	2004
Investment portfolio	759,578	759,578	677,749
Shares in:			
Central Portuguesa, S.A.	354,516	354,516	354,516
Corporación Industrial de Energía, C.A. S.A.C.A.	142,606	142,606	222,021
Corporación Forestal Venezuela, C.A.	47,817	47,817	47,817
	1,304,517	1,304,517	1,302,103
Less – loss from deterioration	(402,333)	(402,333)	(402,333)
	902,184	902,184	899,770

At December 31, 2005 the Company keeps Bs.77.5 million of non-realized income from investments and shares available for sale, which are presented net in the account "Non-realized result in investments" in shareholders´ equity.

Bonds available for sale

At December 31, 2005 investments available for sale include the following (in thousand bolivars):

	Acquisition Cost	Non-Realized Result	Reasonable Value
Bond 2016 in US dollars, issued by the Bolivarian Republic of Venezuela, with maturity at 02/26/2016, with interests payable on a six-month basis and a fixed interest dividend at the rate of 5.75%	4,495,650	(476,539)	4,019,111
Bond 2020 in US dollars, issued by the Bolivarian Republic of Venezuela, with maturity at 12/09/2020, with interests payable on a six-month basis and a fixed interest dividend at the rate of 6.00%	4,495,650	(600,169)	3,895,481

	8,991,300	(1,076,708)	7,914,592

At December 31, 2005 the Company holds Bs.1,076 million of non-realized losses of investments available for sale, which are presented net in the account "Non-realized result in investments" on shareholders' equity. These non-realized losses do not represent a permanent deterioration of the market value of bonds. At December 31, 2005 bonds for approximately US$2,024 (Bs.4,351 million) are guaranteeing loans received from a financial institution (See Note 10).

Non-realized result in investments

	2006	2005	2004
Investment and shares available for sale	77,520	77,520	156,935
Bonds available for sale	(297,067)	(1,076,708)	-
	29,547)	(999,188)	156,935

7. CASH AND CASH EQUIVALENTS

At June 30, 2006 and at December 31, 2005 and 2004 cash and cash equivalents comprise the following (in thousand bolivars):

	2006	2005	2004
Cash and cash in banks	5,233,679	2,808,221	8,347,453
Bank placements	18,869,522	13,303,612	14,151,952
	24,103,201	16,111,833	22,499,405

8. SHAREHOLDERS' EQUITY

Capital stock

The capital stock of the Company amounts to Bs.2,294,009,424 of the capital stock comprised by 2,294,009,424 nominal shares of Bs.10 each, fully subscribed and paid in, registered with the competent authorities and of Bs.46,692,596,000 of capital updating, in constant currency at December 31, 2001 according to the provisions of Note 1c.

As of November 25, 1996 the Board of Directors approved to decree a share dividend of Bs.34,816,345,000 (in constant currency at December 31, 2001) with charge to account of updated net balance for future capital increases, which resulted from wiping out accounts of capital updating, a result from exposure to inflation (REI) and undistributed earnings made in 1996, pursuant to Technical Publication No. 14 (PT 14) issued by the

REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO
JUDITH HERNANDEZ

Federation of Venezuelan College of Public Accountants, issuing 1,147,004,712 new common shares with a par value of Bs.10 each. According to the provisions by the National Securities and Exchange Commission this capital increase was distributed as dividends to registered shareholders in the shareholders' book at January 2, 1997 in order to be allocated and in effect as of January 16, 1997.

As of February 14, 2002 the Shareholders' Meeting approved reclassification of the shareholders' equity entry "Net updated balances for future capital increases" to "Net updated balance of retained earnings for the sole use of payment of dividends in Company shares or in its subsidiaries", everything with the approval of the National Securities and Exchange Commission as per official communication No.CNV-OP-033 as of February 4, 2002.

Legal Reserve

The Code of Commerce sets forth the provision of 5% of the company net earnings to create the legal reserve until this latter reaches at least 10% of the capital stock. This reserve will not be distributed as dividends.

Pursuant to the requirements established in official communication No.CNV-DCOP-165 dated November 12, 2001 at December 31, 2005 and 2004 the legal reserve belongs in full to Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Accumulated result for translation of affiliate and joint businesses abroad

At December 31, the accumulated result for translation of affiliate and joint businesses abroad are comprised by the following (in thousand bolivars):

	2006	2005	2004
Affiliates:			
Vencaribbean Paper Products, Ltd.	(347,673)	(347,673)	(322,884)
Joint businesses:			
Manpa Centroamérica, C.A.	829,702	829,702	472,575
Simco Recycling Inc.	(275,721)	(275,721)	(121,467)
	206,308	206,308	28,224

Cash dividends

On April 21, 2006 the Shareholders' Meeting agreed to decree a cash dividend of Bs.12.00 per share, for a total of Bs.27,528,113,080.

On March 17, 2005 the Shareholders' Meeting agreed to decree a cash dividend of Bs.10.00 per share, for a total of Bs.22,940,094,240. Likewise, on October 7, 2005 the Shareholders' Meeting agreed to decree a special cash dividend of Bs.10.00 per share, for a total of Bs.22,940,094,240.

On March 26, 2004 the Shareholders' Meeting agreed to decree a cash dividend of Bs.6.00 per share, for a total of Bs.13,764,056,544. Likewise, on October 1, 2004 the Shareholders' Meeting agreed to decree a special cash dividend of Bs.5.00 per share, for a total of Bs.11,470,047,120.

Retained earnings

According to the partial amendment to the standards to prepare financial statements of entities subject to control by the National Securities and Exchange Commission dated March 25, 1997 the Company needs to disclose the retained earnings and the result from the fiscal year of the parent company and the retained earnings of its affiliates. At December 31, 2005 and 2004 the accumulated deficit of the affiliates included in the retained earnings amount to Bs.7,207 million and Bs.7,320 million, respectively. Net income and retained earnings of the parent company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. amounted to Bs.35,531 million and Bs.208,122 million, respectively, at December 31, 2005; and Bs.62,775 million and Bs.218,471 million, respectively, at December 31, 2004 respectively.

According to the requirements set forth in official communication No.CNV-DCOP-165 as of November 12, 2001 at December 31, 2005 and 2004 the net income includes Bs.7,683 million and Bs.19,057 million of income tax expense of the parent company Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectively.

American Depositary Receipt (ADR)

On January 29, 1996 the U.S. Securities Exchange Commission authorized the American Depositary Receipt (ADR) program, Level 1, for MANPA. ADRs are negotiated in the "over-the-counter" market under the symbol "MUPAY" and each ADR represents 25 common shares of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Citibank, N.A. acts as depository bank whereas Banco Venezolano de Crédito acts as local custodian. At December 31, 2005 outstanding ADRs is 31,959,483.

9. CONTROL ON FOREIGN INVESTMENTS (SIEX)

At December 31, 2005 the Company is 70.53% owned by foreign investors.

The legal system in effect on foreign investments includes, among other issues, the following:

a) Foreign investors have the same rights and duties than those of their national counterparts.

b) Earnings corresponding to foreign investors shall be sent abroad without limitation (See Note 20).

c) Technology import agreements and of use and exploitation of patents and trademarks shall be registered with SIEX within a term of sixty (60) continuous days after being entered into.

10. ISSUANCE OF COMMERCIAL PAPERS AND SHORT-TERM LOANS

At June 30, 2006 and at December 31, 2005 and 2004 commercial papers and short-term loans are comprised as follows (in thousand bolivars):

	2005	2006	2004
Issuance of commercial papers	7,000,000	2,946,531	2,890,210
Short-term loans	33,188,503	47,019,985	13,459,268
Documents payable	-	-	2,486,040
	40,188,503	49,966,516	18,835,518

Issuance of obligations and commercial papers

At June 30, 2006 and at December 31, 2005 and 2004 issuance of commercial papers based on the currency in which they are issued and on their interest rate, is as follows (in thousand bolivars):

	2005	**2006**	**2004**
Bolivars:			
Fixed interest	7,000,000	2,946,531	2,890,210

Short-term loans

REPUBLICA DE V...
INTERPRETE PUBLICO

At June 30, 2006 and at December 31, 2005 and 2004 short-term loans are represented (in thousand bolivars):

	2006	2005	2004
Loans received from local banks, in bolivars, at variable interest rates, with monthly repayments and maturities at 30 days renewable.	33,188,503	47,019,985	13,459,268

At June 30, 2006 the Company holds lines of credit with different financial institutions for Bs.115,905,300 and has available Bs.30,485,571 net of credit portfolio in force (see Note 21) which can cover any future commitment of the Company.

Average interest rates from loans indicated above ranged between 10.75% and 15% for the semester ended at June 30, 2006 and 10.5% an 15% for the year 2005 and 12.46% and 15.17% for the year 2004.

11. TAX PROVISION

Consolidated tax group

According to the tax legislation in effect, the Companies part of the consolidated group individually present their income tax returns.

Fiscal years subject to tax inspection

At December 31, 2005 the last four years were subject to revision by the tax authorities in regard to the main taxes that are applicable to Companies.

At December 31, 2005 the Company has filed tax deficiency claims amounting to a total of circa Bs.7,324 million, mainly for the concept of income tax, business asset tax and value added tax. The Company has filed the timely resources and appeals. The Company management estimates that liabilities that may result from the claims filed by the tax administration will not have a significant effect on the attached consolidated financial statements.

Due to likely different interpretations to the tax standards and the results of inspections that in the future tax authorities may carry out for the years subject to review, the amount of new tax liabilities is not possible to objectively quantify at date. Nevertheless, at the

opinion of the Company management, the possibility to materialize significant additional liabilities for this concept is remote.

Balances kept with the Tax Administration

Debit and credit balances with the Tax Administration at June 30, 2006 and at December 31, 2005 and 2004 are the following (in thousand bolivars):

	2006	2005	2004
Accounts receivable:			
Income tax paid in excess	721,566	2,400,339	-
VAT – paid in excess	19,525,506	14,904,864	4,277,288
Tax credit VAT – net to compensate	1,285,501	1,492,571	-
	21,532,573	18,797,774	4,277,288
Accounts payable:			
Income tax payable	613,610	293,748	14,742,783
Withheld third-party VAT payable	1,009,814	918,252	740,529
	1,623,424	1,212,000	15,483,312

As of November 24 and 28, 2005 the Company filed with the Tax Administration the tax compensation request of the VAT paid in excess amounting to Bs.11,168 million. According to the provisions of the regulations in effect, the Tax Administration has a maximum term of 90 business days to give an opinion about such request. In view of the administrative silence by the Tax Administration, the Company may bring an action before other institutions.

Income tax

Income tax at June 30, 2006 and at December 31, 2005 and 2004 is summarized as follows (in thousand bolivars):

	2006	2005	2004
Tax on taxable income net	2,485,887	8,820,272	20,223,124
Less:			
Rebate for investments in property, plant and equipment and other credits	(211,661)	(1,341,708)	(366,847)
	2,274,226	7,478,564	19,856,277

Income tax from previous year	-	829,338	(592,097)
Total current income tax	2,274,226	8,307,902	19,264,180
Deferred income tax	(2,274,366)	(12,684,919)	(10,838,938)
	(500,140)	(4,377,017)	8,425,242

For the years ended at December 31, 2005 and 2004 the effective rate for the income tax expense is lesser than the tax rate applicable to income before taxes. The nature of this difference comes from permanent entries related to the setting of the taxable income, which effects on the applicable tax rate are summarized as follows (in percentage on income before taxes):

	2005		2004	
	Bs.	%	Bs.	%
Tax and tax rate applicable to income as per books	10,694,824	34	21,118,183	34
Base difference in inventories and fixed assets	4,961,660	16	8,259,300	13
Tax adjustment for inflation	(8,108,928)	(26)	(7,609,773)	(12)
Dividends received				
Foreign income				
Other non-deductible expenses	4,383,932	14	2,028,287	3
Other non-taxable income	(3,111,216)	(10)	(3,107,812)	(5)
Others net			(465,061)	(1)
Effects of rebate for investment in property, plant and equipment	(1,341,708)	(4)	(366,847)	(1)
Tax expenses and tax rate applicable to income as per the books	7,478,564	24	19,856,277	31

The Venezuelan tax law provides for a yearly calculation of a regular adjustment for inflation of non-monetary and equity items, which is included in the taxable income net as a taxable or deductible entry, as the case may be. In regard to property, plant and equipment and other similar assets, this regular adjustment for inflation is depreciated or repaid in the rest of the tax useful life of the corresponding assets. For the case of inventories, that adjustment is considered in the sales cost of products once consumed

or sold. The total regular adjustment of the year is determined by the algebraic addition of the amount of different adjustments by inflation of each non-monetary and equity item. Pursuant to the aforementioned legislation, taxpayers subject to income tax that carry out transactions with parties bound abroad should determine their income by the exports made and their costs by the goods and services acquired by the parties bound abroad, according to some method established in such legislation. The management carried out the study on required transfer prices to document the aforementioned transactions, which did not indicate the important differences in regard to the amounts included to determine the net taxable income of the year ended at December 31, 2004. The Company is in the process of carrying out a study of transfer prices corresponding to the year 2005 required to document the aforementioned transactions abroad. In the opinion of company management and of its consultants, the differences in regard to the amounts included to determine the net taxable income for the year ended at December 31, 2005 will not be significant.

Likewise, pursuant to the legislation, the Company may carry forward operating tax losses, different from those originated by the tax adjustment for inflation, up to three (3) subsequent years to the fiscal year in which they are incurred in. The deductible tax effect non-compensated from the tax adjustment for inflation may be carryforward until the next subsequent year to the fiscal year in which they are incurred in. At December 31, 2005 the Company through its affiliates Inmuebles 310350, C.A. and Transporte Alpes, S.A. include tax losses for inflation carryforward amounting to Bs.1,210.5 million.

As provided for in the aforementioned legislation, the Company may carryforward rebates for new investments in property and equipment up to three (3) years following the fiscal year in which they are incurred in.

At December 31, 2005 and 2004 the foreign affiliate Vencaribbean Paper Products, Ltd. Keeps tax losses carryforwards amounting to Bs.9,476 million and Bs.4,245 million, respectively, which do not have maturity date.

The composition of the effect of entries considered to determine the differed income tax at June 30, 2006 and at December 31, 2005 and 2004 is shown below (in thousand bolivars):

	2006	2005	2004
Liabilities for differed income tax			
Differences based on property, plant and equipment	71,642,726	74,491,457	84,325,609
Income from leasing based on cash	1,289,889	1,189,084	829,880
	72,932,615	75,680,541	85,155,489
Assets for differed income tax			
Base differences on inventories	13,006,390	12,316,343	9,244,579
Provisions and allowances	5,395,146	5,231,073	4,643,953
Base differences on investments	1,792,672	1,667,067	3,857,467
Tax losses carryforwards	918,187	1,836,373	94,886
Tax credits carryforwards	44,978	80,077	80,077
	21,157,373	21,130,933	17,920,962
Net of differed tax	51,775,242	54,549,608	67,234,527

12. ACCOUNTS PAYABLE

At June 30, 2006 and at December 31, 2005 and 2004 accounts payable are comprised as follows (in thousand bolivars):

	2006	2005	2004
Commercial	54,105,761	53,780,859	27,667,140
Related parts (Note 17)	7,000,919	8,585,122	5,215,910
Others	4,848,679	2,229,675	1,024,093
Withheld VAT from third-parties payable	1,009,814	918,252	740,529
Accumulated expenses payable	8,306,523	7,284,469	8,466,995
	75,271,696	72,798,377	43,114,667

Commercial creditor accounts and other accounts payable mainly include the amounts pending payment for commercial purchases and related costs. The average credit period for import purchases ranges from advances and 180 days and that for national ones ranges between advances and 65 days, respectively.

The Company holds license agreements with different providers. At December 31, 2005 and 2004 the Company has registered in results for the use of such licenses Bs.1,505 million and Bs.1,781 million, respectively. Such agreements set forth, among others, the following conditions:

- Payment of royalty percentage on net sales of licensed products.
- Deductions allowed for calculation of royalties include: sales returns according to percentage of gross sales as established on contracts; and taxes on sales and discounts per volume.
- In case of delays in payment, interest should be paid at the highest rates allowed by the law.
- The licensee will be entitled to carry out audits of royalties paid and to demand payment of the deficit the licensee may found as a consequence thereof plus interests at the highest rate allowed as per the law. In case such audits generate deficit, the licensee shall acknowledge the expenses arising from such audit.

13. INCOME

At June 30, 2006 and at December 31, 2005 and 2004 income includes the following (in thousand bolivars):

	2006	2005	2004
Sales of goods	199,399,576	373,406,646	382,426,108
Income from leasing	1,120,527	845,910	231,000
Income from services	800,807	807,724	495,824
	201,320,910	375,060,280	383,152,932

14. RESULTS FROM THE FISCAL YEAR

At June 30, 2006 and at December 31, 2005 and 2004 results from the fiscal year of the Company include the following debit balances (in thousand bolivars):

	2006	2005	2004
Depreciation and amortization	11,610,807	22,299,074	21,584,495
Cost of inventory acknowledged in results	80,684,911	169,488,295	160,785,492

INTERPRETE PUBLICO

Employee benefits	26,227,306	42,954,879	32,284,867

15. INFORMATION BY BUSINESS SEGMENT

Segmentation criteria

Information by segments is structured based on the different Company business lines.

Main business segments

Business lines described below have been set based on the organizing structure of the Company in effect at closure of June 30, 2006 taking into account, on one part, the nature of products and services offered, and for the other, the segments of client to which businesses are addressed to.

The Company centered its activity on the following big business lines:

Printing, writing and packing paper -

Manufacturing of this business segment is basically oriented to manufacture paper type Bond, Bristol, register, MF and MG, among others. Commercialization is highly in the form of final products, such as: bags, sacks, reams, four quires of letter paper, notebooks, envelopes, and other products.

Tissue paper – The tissue paper manufacturing plant produces several degrees of this paper, which are converted into final products such as hygienic paper, paper towels, napkins, and facial tissue in Maracay, Venezuela and Trinidad & Tobago locations.

Services and rentals – This business segment is basically oriented to maintenance of assets for leasing and surveillance services.

Corporate – Income and expenses that cannot be specifically attributed to any operating line or that are not the result of decision globally impacting the Company, including expenses originated from projects and activities that impact several business lines and income from strategic participations are allocated to a "Corporate Unit" together with reconciliation entries resulting from integrating financial statements of the different business lines with the consolidated financial statements of the Company. The costs incurred in by a Corporate Unit are prorated using internal cost systems among the different business lines.

Geographic segment

taxes					
Results after taxes	-	-	-	-	16,479,474
Depreciation	5,750,624	4,857,088	1,003,095	-	11,610,807
Capital investments	1,357,348	30,745	-	-	1,388,093
Balance sheet					
Assets					
Assets per segment	245,984,746	248,611,676	37,486,343	(27,833,194)	504,249,571
Assets per corporate segments	-	-	-	-	6,899,297
Participation in associated companies	1,157,807	-	-	-	1,157,807
Undistributed corporate assets	-	-	-	-	87,492,847
Total consolidated assets					599,799,522
Liabilities					
Liabilities by segments	43,528,038	10,390,246	146,574	(27,833,194)	26,231,664
Liabilities by corporate segments	-	-	-	-	9,159,129
Undistributed corporate liabilities	-	-	-	-	152,111,668
Total consolidated liabilities					187,502,461

2005

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income statement					
Local sales	192,580,704	156,416,297	1,653,634	-	350,650,635
Export sales	14,247,896	10,161,749	-	-	24,409,645
Sales among segments – local	-	-	8,226,918	(8,226,918)	-
Sales among segments – export	40,707	5,327,337	-	(5,368,044)	-
Total income	206,869,307	171,905,383	9,880,552	(13,594,962)	375,060,280
Costs and					

INTERPRETE PUBLICO

expenses	173,194,361	163,666,603	10,424,202	(12,916,127)	334,369,039
Operating results	33,674,946	8,238,780	(543,650)	(678,835)	40,691,241
Participation in results from joint-business companies	-	-	-	-	(919,621)
Financial income	-	-	-	-	678,654
Financial expenses and others	-	-	-	-	(8,989,028)
Results before taxes	-	-	-	-	31,461,246
Results after taxes	-	-	-	-	35,838,263
Depreciation	9,253,411	9,075,817	3,969,846	-	22,299,074
Capital investments	3,482,764	5,970,150	1,405	-	9,454,319
Balance sheet					
Assets					
Assets per segment	260,684,025	250,978,288	42,728,449	(10,068,085)	544,322,677
Assets per corporate segments	-	-	-	-	7,657,232
Participation in associated companies	1,040,295	-	-	-	1,040,295
Undistributed corporate assets	-	-	-	-	63,329,500
Total consolidated assets					616,349,704
Liabilities					
Liabilities by segments	37,679,175	34,496,330	6,350,101	(20,6323,668)	57,901,938
Liabilities by corporate segments	-	-	-	-	187,356
Undistributed corporate liabilities	-	-	-	-	135,694,351
Total consolidated liabilities	-	-	-	-	193,783,645

2004

	Printing, writing and packing	Tissue paper	Services and rentals	Removals	Total

	paper				
Income statement					
Local sales	229,398,076	124,997,520	726,824	-	355,122,420
Export sales	15,993,564	12,036,948	-	-	28,030,512
Sales among segments – local	-	-	6,041,004	(6,041,004)	-
Sales among segments – export	345,599	2,392,249	-	(2,737,848)	-
Total income	245,737,239	139,426,717	6,767,828	(8,778,852)	383,152,932
Costs and expenses	180,224,101	130,066,754	8,584,560	(8,471,081)	310,404,334
Operating results	65,513,138	9,359,963	(1,816,732)	(307,771)	72,748,598
Participation in results from joint-business companies	-	-	-	-	(369,267)
Financial income	-	-	-	-	445,324
Financial expenses and others	-	-	-	-	(10,712,351)
Results before taxes	-	-	-	-	62,112,304
Results after taxes	-	-	-	-	53,867,062
Depreciation	10,605,028	8,617,980	2,361,487	-	21,584,495
Capital investments	970,397	11,855,044	45	-	12,825,486
Balance sheet					
Assets					
Assets per segment	261,448,840	254,946,852	41,874,871	(17,722,787)	540,547,776
Assets per corporate segments	-	-	-	-	8,443,393
Participation in associated companies	1,847,041	-	-	-	1,847,041
Undistributed corporate assets	-	-	-	-	36,003,159
Total consolidated assets					586,841,369
Liabilities					
Liabilities by segments	18,068,520	26,457,136	6,662,035	(22,955,877)	28,231,814
Liabilities by					

corporate segments	-	-	-	-	10,235,333
Undistributed corporate liabilities	-	-	-	-	114,788,199
Total consolidated liabilities					153,255,346

16. OPERATING LEASING

The Company as lessor

Income form leasing property amounted to Bs.1,121 million of bolivars for the six-month period ended at June 30, 2006 (Bs.846 million bolivars in December 2005 and Bs.231 million in 2004).

Property under operating leasing agreements are subject to leasing commitments that go from one (1) to two (2) years, and price increases are governed by the Consumer Price Index of the Metropolitan Area of Caracas (CPI); the Company management estimates that contracts in effect at December 31, 2005 will be automatically renewed.

At December 31, the Company has contracted with lessees the following minimum leasing quotas (in thousand bolivars):

	2005	**2004**
Less than a year	2,139,036	845,910
Up to two years	4,278,074	1,691,819
	6,417,110	2,537,729

During December 2005 and January 2006, the Company entered into leasing agreements for other property owned which were not in use in the year 2005 (see Note 2).

The Company as lessee

The Company has leasing agreements of personal property that are used for operating; however, such property is unimportant for the consolidated financial statements.

17. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The Company and its affiliates hold balances and carry out significant transactions with related companies. As a consequence of these relations it is possible that the terms

agreed among parties were not the same as those that may result from transactions with unrelated companies.

During the years 2005 and 2004 the Company and its affiliates made the following significant transactions with related counterparts, during the regular course of its operations (in approximate thousand bolivars):

	2005	2004
Inventory sales	9,332,460	7,618,484
Inventory purchases	9,172,106	16,785,609
Purchases of electricity	17,426,164	14,029,667
Administrative services	25,340	24,320

The following balances receivable and payable (in thousand bolivars) were product of these transactions and of other of lesser importance:

	2005	2005	2004
Accounts receivable:			
MANPA Centroamérica, C.A. (joint business)	1,889,028	7,011,952	6,499,132
Simco Recycling, Inc. (joint business)	4,858,011	4,816,468	3,884,667
Agroindustrial Mandioca, C.A. (associated company)	268,253	342,150	380,327
Corporación Industrial de Energía, C.A. S.A.C.A.	225,907	203,848	150,409
Turboven Maracay Company Inc. Sucursal*	32,674	31,117	31,117
Agropecuaria Mandioca, C.A. (associated company)	1,040	1,040	1,039
Turbogeneradores Maracay, C.A.*	19,607	6,921	-
	7,294,520	12,413,496	10,946,691
Accounts payable:			
Simco Recycling, Inc. (joint business)	3,306,448	4,290,388	2,629,056
Turbogeneradores Maracay, C.A.*	-	3,411,542	2,459,717
MANPA Centroamérica, C.A. (joint	3,558,009	763,250	-

business)			
Turboven Maracay Company Inc.*	101,746	100,160	100,160
Turboven Cagua Company Inc.*	19,782	19,782	19,782
Agroindustrial Mandioca, C.A. (associated company)	14,934	-	7,195
	7,000,919	8,585,122	5,215,910

* These companies are affiliates of Corporación Industrial de Energía, C.A. S.A.C.A.

At June 30, 2006 and at December 31, 2005 and 2004 the Company has not created any provision for insolvencies in regard to amounts receivable from related companies, for it considers there are no doubts about their recovery.

At June 30, 2006 and at December 31, 2005 and 2004 the Company has not given warrantees to financial entities on account of related companies.

18. REMUNERATION TO THE BOARD OF DIRECTORS AND ADMINISTRATORS

Board of Directors

Clause No.14 of the Company By-Laws sets forth that the members of the Board of Directors will receive for the concept of participation in the benefit of the fiscal year of the company, 1% of the income. The amount paid in the year 2005 to the Board of Directors for this concept amounted to Bs.469.7 million (Bs.226.4 million in the year 2004).

In addition, the Clause No.9 of the Company By-Laws sets forth that members of the Board of Directors will receive for its assistance to the Board of Directors a diet of 200 tax units. The value of tax units in effect during the years ended at December 31, 2005 and 2004 amounted to Bs.29,400 and Bs.24,700 in 2005 and Bs.24,700 Bs.19,400 in 2004, respectively. The income paid for the concept at December 31, 2005 amounted to Bs.1,058.4 million (Bs.829.9 million in the year 2004).

Salary and wages

Remuneration for the concept of salary, other personnel benefits and professional fees received in the year 2005 for the 41 persons of the Company with executive responsibilities (administrators) amounted to some Bs.5,349.7 million (some Bs.4,458.1 million in 2004 for 40 persons).

Compromises for insurances and other concepts

After employment remunerations, some of the current and former administrators of the Company are beneficiaries or insurers which sots is responsibility of the Company. The amount charged to results for this concept in the year 2005 amounted to Bs.42.3 million, approximately (Bs.34.9 million in the year 2004).

At December 31, remuneration to the Board of Directors and administrators are composed as follows:

	2005	2004
Short-term remuneration to administrators	3,549,304	2,869,146
After-employment severance benefits	394,367	318,794
Remuneration to the Board of Directors	1,528,183	1,056,348

19. RISK MANAGEMENT

Risks of interest, type of exchange and prices

The Company is continuously exposed to credit risks, to foreign exchange, interest rates and price fluctuations; however, the management constantly monitors such risks and implements the necessary operating and financial procedures to minimize risks.

The greatest part of Company sales is addressed to the local market whereas part of the costs is in dollars; therefore, variations between the local inflation rate and the devaluation rate may influence the operating margins.

The risk of the interest rate is managed through a conservative indebtedness policy. Currently, the management does not anticipate any significant change in its exposure to change in the interests rates or in the current strategy to manage such risk.

The Company is subject to price risks of the main raw material and among them the most significant is the pulp price. Sales price of paper products are influenced partly by the pulp market price that is determined by offer and demand on the industry. Specifically, pulp price increases may negatively impact earnings if sale prices cannot be adjusted. Derivative instruments have not been used to manage risks.

During the years ended at June 30, 2006 the Company did not carry out any hedging and it has not identified instruments that may be classified as derivatives.

Credit risks

Financial instruments partially subject to the Company at credit risk concentrations mainly consist of temporary investments in cash and commercial accounts receivable. The Company places its temporary investments in different financial institutions and as a policy limits the amount of credit risks. Credit risk concentrations in regard to commercial accounts receivable are limited because of the big number of customers the Company has. At June 30, 2006 and at December 31, 2005 and 2004 the Company does not have significant risk concentrations different from those stated above.

Price Control

As of February 6, 2003 the National Executive decreed a price control on first-need goods and services among which certain products manufactured by the Company were included.

20. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Since 2003, the National Executive and the Venezuelan Central Bank have entered into different agreements which establish the Regime to Administer Foreign Currency as well as the type of foreign exchange that will govern operations set forth in such agreements. From that date, the Commission to Administer Foreign Exchange (CADIVI) is in charge of coordinating, administering, controlling and establishing the requirements, procedures and restrictions required to carry out such agreement. At date, CADIVI has issued several regulations related to registration, guidelines, requirements and conditions concerning the regime to administer foreign currency.

The Company has been carried out the necessary formalities to access foreign exchange aimed at paying its obligations in foreign currency derived from import of goods and services and dividends. Obtaining the necessary foreign currency for operations in foreign currency made by the Company during the regular course of its operations will depend on: (1) the approval of records and requests made before the corresponding institutions; (2) the availability of foreign currency that will be set forth in the enforcement of the aforementioned Regulations; and (3) the Company shares to access those necessary foreign currency not requested before the relevant institutions, or those foreign currency which requests are rejected by such institutions.

Below the monetary assets and liabilities in foreign currency at June 30, 2006 and at December 31, 2005 and 2004 are described, registered in bolivars at the exchange rate of Bs.2,150 and Bs.1,920 per US$1.oo respectively (in thousand U.S. dollars):

	(in thousand US$)		
	2006	2005	2004
Assets:			
Cash and temporary investments	7,498	5,701	10,491
Available investments for sale	352	4,035	345
Commercial accounts receivable	1,751	1,325	8,937
Accounts receivable to related companies	3,229	5,600	5,482
Guaranteed deposits	3,500	3,500	1,320
Advances to suppliers and sundry debtors	799	1,372	1,556
	17,129	21,533	28,131
Liabilities:			
Documents payable	-	-	1,295
Commercial accounts payable	19,703	19,576	11,027
Accounts payable to related companies	1,538	2,350	1,369
Accumulated expenses payable and others	742	1,270	1,736
	21,983	23,196	15,427

21. COMMITMENTS AND CONTINGENCIES

Bonds and guarantees granted

In order to guarantee obligations, at December 31, 2005 the Company has granted bonds in favor of bank institutions amounting to Bs.26 million. Likewise, the Company has given bonds in favor of the Commission to Administer Foreign Exchange (CADIVI) amounting to US$290 thousand.

In virtue of the sales contract of assets related to forest projects, a subsidiary became jointly guarantor and main payer of the Company before purchaser to guarantee this latter all and each of the obligations accepted by the Company. At date, such bond is limited to the amount of US$350,000 with maturity on April 30, 2006. In order to guarantee the aforementioned bond, the subsidiary granted a first-degree mortgage in

favor of the purchaser up to US$446 thousand on real estate of its property constituted by floors 4 and 5 of Torre Country Club. Likewise, it has been agreed that in the case of selling levied property, this bond will be replaced by a guarantee on the securities listed in the Caracas Stock Exchange.

Open Letters of Credits

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At December 31, 2005 the open letters of credits for these concepts amount to US$13,17 million (Bs.28,324 million).

Contingencies

At December 31, 2005 certain civil and labor lawsuits have been filed against the Company before courts of the country, *amounting* to circa Bs.1,408 million in relation to which the relevant brief of reply to charges have been filed. The Company and its legal advisors consider that there are enough grounds to claim these actions and believe that the final resolution will not have significant effects on the consolidated financial statements.

At December 31, 2005 and 2004 the appeals of foreign currency reimbursement to the Venezuelan Central Bank amounting to US$567 thousand, filed by the Treasury (currently the Ministry of Finance) are being decided at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to claim this matter and believe that the final resolution will not have significant effects on the consolidated financial statements.

As of August 26, 2003 the Company was notified about an administrative procedure by the Directorate of Inspection and Taxation of the Ministry of Finance due to noncompliance with the delivery of foreign currency sales vouchers to the Venezuelan Central Bank, for exports carried out during the foreign exchange control in effect (1994-1996) amounting to US$5.321,716 million, corresponding to 90% of FOB value of customs returns. The Company and its legal advisors are of the opinion that there are enough merits to argue this matter and deem that the final resolution of such will not have significant effects on the consolidated financial statements.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

Resolution No.016-86 as of January 2[illegible]1987

a) **Detailed of balances of the important accounts and transactions in foreign currency, included in the audited financial statements for the years 2005 and 2004 and the interim financial statements for the period ended June 30, 2006.**

(In thousand US$)

	6/30/2006	12/31/2005	12/31/2004
Assets:			
Cash and temporary investments	7,498	5,701	10,491
Investments available for sale	352	4,035	345
Commercial accounts receivable	1,751	1,325	8,937
Accounts receivable related companies	3,229	5,600	5,482
Guaranteed deposits	3,500	3,500	3,500
Advances to suppliers and sundry debtors	799	1,372	1,556
	17,129	21,533	30.311
Liabilities:			
Documents payable	-	-	1,295
Commercial accounts payable	19,703	19,576	11,027
Accounts payable related companies	1,538	2,350	1,369
Accumulated expenses payable and others	742	1,270	1,736
	21,983	23,196	15,427

b) Amounts of the adjustments of the fiscal year made to the inventory accounts, fixed assets, investments and deferred charges, pursuant to the accounting principles generally accepted in Venezuela.

The accounts of inventory, fixed assets, investments and deferred charges did not suffer adjustments during the fiscal year, except for the entries of depreciation of fixed assets and amortization of deferred charges and added value of investments.

c) In addition to the original cost of inventories, fixed assets and investments separately indicate the amount of adjustments made to the corresponding accounts due to difference in capitalized exchange.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. has registered its inventories and fixed assets at cost and has not made any adjustment for those concepts of exchange differences.

d) Types of exchange used to convert balances into foreign currency.

Transactions in foreign currency are registered at the current exchange rate at the date of the operation. Balances in foreign currency had been registered at the following exchange rates:

At the closure at December 31, 2004: Bs. 1,920.00 * US$

At the closure at December 31, 2005: Bs. 2,150.00 * US$

At the closure at June 30, 2006: Bs. 2,150.00 * US$

e) The amount of earnings or losses as per exchange fluctuation

For the term between 01-01-06 to 06-30-06 and for the years 2005 and 2004 the exchange income or loss stated in thousand bolivars is as follows:

June 30, 2006	December 31, 2005	December 31, 2004
Exchange difference	Exchange income	Exchange difference
50,735	3,565,400	2,954,693

Balances stated in constant bolivars at June 30, 2006.

f) Details related to the amounts registered as deferred charges, indicating the methodology of the calculation used.

At June 30, 2006 and at December 31, 2005 there are no deferred charges and at December 31, 2004 deferred charges and other assets are mainly comprised by the trademarks owned by a foreign affiliate which amount to Bs. 1,001 million, net of the accumulated amortization amounting to Bs. 407.3 million which are redeemed in a period of twenty (20) years.

g) Depreciation policies and redemption of adjustment to assets, and registered amount with charge to results of the fiscal year.

Property, plant and equipment are presented at the attributed cost less depreciation and any acknowledged loss for deterioration of the value. Depreciation is calculated based on the straight-line method on the remaining useful life estimated by the Company and technical studies supported by independent experts.

Replacements or renewal of full items that increase the useful life of assets in discussion, or their financial capacity, are accounted as higher number of assets with the further withdrawal of items replaced or renewed. Periodical expenses of maintenance, preservation and repair are attributed to results as they are incurred in.

Depreciation is calculated based on the straight-line method on the useful life originally estimated for the different assets as follows, understanding that the land lots on which buildings and other constructions are built have an indefinite useful life and, therefore, are not subject to depreciation:

	Years
Buildings	10-30
Machinery and equipment	7-20
Automotive vehicles	3-6
Fittings and furniture and others	3-5

For the period from 1/1/06 and 6/30/06 and for the years 2005 and 2004 the charge for the concept of depreciation expenses of the fixed assets stated in thousand bolivars is the following:

June 30, 2006	December 31, 2005	December 31, 2004
11,610,807	22,299,074	21,584,495

Balances stated in constant bolivars.

h) Any other commitment and transactions in foreign currency.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. does not have any relevant commitment or transaction that has not been revealed in prior items.

3.2. Financial relations

INDICATOR	Closure at 6/30/06	Closure at 12/31/05	Closure at 12/31/04
AC/ PC	1.39	1.34	1.68
Efect./ PC	0.19	0.12	0.27
PC/ Pat.	0.31	0.32	0.19
PC/ Pat	0.45	0.46	0.35

Legend: AC: Current assets PC: Current liabilities

Efect.: Cash Pat.: Shareholders' equity PT: Total liability

3.3. Consolidated Financial Statements Audited by Independent Public Accountants at December 31, 2005 and 2004.

[Letterhead of Deloitte & Touche]

REPORT BY THE INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of

Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

We have carried out the audits of the consolidated balance sheets of **Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and Subsidiaries** at December 31, 2005 and 2004 and of the consolidated associated income statements, of flows in equity accounts and of cash flows for the years ended on those dates, which are enclosed herein, stated in bolivars and pursuant to the International Financial Reporting Standards (IFRS). Preparation of such financial statements is the responsibility of Company management. Our responsibility is to give an opinion about those financial statements based on our audits.

We have carried out our audits pursuant to the audit standards generally accepted in Venezuela. These standards require us to plan and carry out the audit to obtain a reasonable assurance that the financial statements are exempted form material mistakes. An audit includes revision, based on tests, of the evidences supporting the amounts and the disclosures of the financial statements. An audit also includes the evaluation of the accounting principles used and the significant estimations made by the management as well as the thorough evaluation of the entire presentation of the financial statements. We believe our audits provide a fairly base for our opinion.

In our opinion, the consolidated financial statements aforementioned reasonably state, in all their significant aspects, the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Subsidiaries at December 31, 2005 and 2004 and the results of its operations and cash flows for the years ended on those dates, pursuant to the International Financial Reporting Standards (IFRS).

On December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided early adoption of the International Financial Reporting Standards (IFRS) to prepare and submit their consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005 issued by the National Securities and Exchange Commission (CNV for its abbreviation in Spanish). According to the provisions set forth in IFRS 1, the consolidated financial statements and its explanatory notes for the year 2004, prior reported in our report date February 14, 2005 were restructured to adapt them to the base used for reporting the year 2005.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo (signed) Illegible.

Public Accountant.

C.P.C. (Certified Public Accountant) No. 10.171

C.N.V. No.S-796

Venezuela, February 24, 2006 ---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS, AT DECEMBER 31, 2005 AND DECEMBER 31, 2004

(Stated in thousands Bs.)

ASSETS	Notes	2005	2004
NON-CURRENT ASSETS:			
Property, plant and equipment – net	2	432,900,402	444,876,361
Participation in associated companies and joint businesses	3	1,040,295	1,847,041
Total non-current assets		433,940,697	446,723,402
CURRENT ASSETS:			
Expenses paid in advance		1,111,934	698,345
Inventory	4	57,511,130	32,771,083



INTERPRETE PUBLICO

Advances to suppliers		3,520,068	3,852,252
Bills and accounts receivable – net	5	95,337,271	79,397,112
Investments available for sale	6	8,816,776	899,770
Cash and cash equivalents	7	16,111,833	22,499,405
Total Current Assets		182,409,007	140,117,967
TOTAL		616,349,704	586,841,369
SHAREHOLDERS' EQUITY AND LIABILITIES			
SHAREHOLDERS' EQUITY:	8 and 9		
Capital stock		69,632,690	69,632,690
Accumulated result from translation of affiliate and joint businesses abroad		206,308	28,224
Retained earnings:			
Legal reserve		6,963,269	6,963,269
Net updated balance of retained earnings for the sole use of payment of dividends in Company shares or shares from subsidiaries		119,593,551	119,593,551
Undistributed		227,169,429	237,211,354
Non-realized result in investments	6	(999,188)	156,935
Total shareholders´ equity		422,566,059	433,586,023
NON-CURRENT LIABILITIES:			
Provision for seniority, net of long-term advances		3,572,106	2,487,419
Deferred income tax	11	54,549,608	67,234,527
Total non-current liabilities		58,121,714	69,721,946
CURRENT LIABILITIES:			
Provision for seniority, net of short-term advances		3,869,781	2,694,704
Documents payable	10	-	2,486,040
Commercial Papers	10	2,946,531	2,890,210
Short-term loans	10	47,019,985	13,459,268
Dividends payable	8	8,733,509	4,145,728
Income tax payable	11	293,748	14,742,783
Accounts payable	12	72,798,377	43,114,667
Total current liabilities		135,661,931	83,533,400
Total liabilities		193,783,645	153,255,346
TOTAL		616,349,704	586,841,369

See notes to the Consolidated Financial Statements

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004

(Stated in thousand bolivars)

	Notes	2005	2004
Income for sales	13	375,060,280	383,152,932
Sales cost	14	284,444,405	270,855,826
Gross profit		90,615,875	112,297,106

Cost and expenses:			
Sales expenses	14	30,939,453	22,282,173
Overhead and administrative expenses	14 and 18	18,985,181	17,608,086
Profit from selling assets		-	(341,751)
		49,924,634	39,548,508
Profit in operations		40,691,241	72,748,589
Participation in results from joint business	3	(919,621)	(369,267)
Financial costs		(4,664,484)	(3,013,243)
Financial incomes		678,654	445,324
Exchange differences – net	20	3,565,400	2,954,693
Loss in swap operations with securities		(3,671,665)	(7,411,275)
Other incomes (expenditure):			
Provision for investments		-	366,311
Net loss from hedge contract in foreign currency		-	(417,348)
ADR commissions		(505,370)	(646,810)
Bank debit tax		(3,089,757)	(3,105,931)
Others – net		(623,152)	561,252
		(9,292,995)	(10,636,294)
Profit before taxes		31,461,246	62,112,304
Income tax	11	4,377,017	(8,425,242)
Net income		35,838,263	53,867,062
Net profit per share:			
Basic	1	15,62	23,40
Diluted	1	15,62	23,40

See notes to the financial statements.

(Next there is a Consolidated Statement of Flows in equity accounts for the years ending at December 31, 2005 and 2004 attached hereto).

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004

(Stated in thousand bolivars)

	Notes	2005	2004
OPERATING ACTIVITIES:			
Net earnings		35,838,263	53,687,062
Adjustments to reconcile the net income with the cash provided for by the operating activities:			
Exchange differences	20	(3,565,400)	(2,954,693)
Participation in results from joint business		919,621	369,267
Deferred tax income	11	(12,684,919)	(10,838,938)
Provision for taxes	11	8,307,902	19,264,180
Result non fulfilled in investments		(1,156,123)	156,935
OPERATING ACTIVITIES:			
Result from translation of subsidiary and joint business		(803,587)	(1,876,643)
Result from properties, plant and equipment sales	2	-	341,751
Financial costs		4,664,484	3,013,243
Financial incomes		(678,654)	(445,324)
Depreciation	2	22,299,074	21,584,495
Operating cash flows before movements of work capital		53,140,661	82,301,335
Changes in operational assets and liabilities:			
Reduction (increase) in:			
Bills and accounts receivable		(12,204,966)	(23,103,766)
Advances to suppliers		1,873,901	(600,012)
Inventories		(24,740,047)	6,146,674
Expenses paid in advance		(413,589)	108,981
Increase (reduction) in:			
Accounts payable		26,397,944	(8,106,374)
Provision for severance benefits, net payment		2,259,764	696,779

Paid interests		(3,246,770)	(2,751,837)
Collected taxes		678,654	445,324
Paid taxes		(22,756,937)	(11,182,257)
Net cash provided for operational activities		20,988,615	43,954,847
INVESTMENT ACTIVITIES:			
Net cash used by financing activities	6	(7,917,006)	(791,970)
Acquisition of properties, plant and equipment	2	(9,454,319)	(12,825,486)
Net cash used for investment activities		(17,371,325)	(13,617,456)
FINANCING ACTIVITIES:			
Increase in short term loans	10	31,143,003	2,518,700
Amount of commercial papers issues	10	8,808,700	11,937,900
Amortization of commercial papers	10	(8,752,379)	(14,475,232)
(Reduction) increase in bills payable	10	(2,486,040)	1,263,309
Cash dividends	8	(41,292,407)	(26,267,362)
Net cash used for financial activities		(11,579,123)	(25,022,685)
NET (REDUCTION) INCREASE IN CASH AND CASH EQUIVALENTS		(7,961,833)	5,314,706
DEVALUATION EFFECT ON CASH AND CASH EQUIVALENTS	7	1,574,261	3,418,780
CASH AND CASH EQUIVALENT AT THE BEGINNING	7	22,499,405	13,765,919
CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR		16,111,833	22,499,405

See notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004

(Stated in thousand bolivars)

3. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – The dominant company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is a company established in the Bolivarian Republic of Venezuela pursuant to



the Venezuelan Code of Commerce and the Capital Market Law, and its business purpose is to manufacture and commercialize paper in all its fashions.

Adoption of the International Financing Reporting Standards (IFRS) – As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided to early adopt the International Financing Reporting Standards (IFRS) to prepare and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV).

The enclosed consolidated financial statements have been prepared based on the International Accounting Standards (IAS) that include the International Financing Reporting Standards (IFRS), the International Accounting Standards (IAS), Interpretations by the Permanent Interpreting Commission (PIC) and the International Financial Reporting Interpretations Committee (IFRIC), issued y the International Accounting Standards Board (IASB) all of which are effective for the fiscal years beginning at January 1, 2005.

These standards suppose, in regard to those in effect at the time of preparing the Company consolidated financial statements for the year 2004, among other things the following:

- Significant changes in the accounting policies, valuation criteria and fashion of presenting the financial statements part of the yearly consolidated financial statements, and
- A significant increase in the information facilitated in the memory of the yearly consolidated financial statements

Note 22 shows the reconciliation demanded by the IFRS 1 among the consolidated financial statements for the year ended at December 31, 2004 and that, therefore, appear in the Company consolidated financial statements corresponding to that fiscal year, and the consolidated financial statements according to the new regulations.

January 1, 2004 was considered transition date for the purposes of preparing the first set of financial statements at December 31, 2005 under the IAS. Pursuant to the

demands by the IFRS 1, the information comprised in the consolidated financial statements and explanatory notes referred to the year 2004 are presented, for comparison purposes, with similar information related to the year 2005.

At the date of issuing these consolidated financial statements, the following standards and interpretations were issued but will be effective from January the 1st, 2006:

- IFRS 7 – Financial instruments – information to be disclosed.
- IFRIC 4 – Determination if a contract includes leasing.
- Revision of IAS 1 – Presentation of financial statements – Information to be disclosed about capital stock.
- Revision of IFRS 39 – Financial instruments – Acknowledgements and valuation.

Company management is in the process of evaluating the impact of the foregoing standards on the attached consolidated financial statements.

Approval of consolidated financial statements – Consolidated financial statements corresponding to the year ended at December 31, 2004 prepared in compliance with the standards to prepare financial statements of entities subject to control by the National Securities and Exchange Commission were approved by the Shareholders´ Meeting on March 17, 2005. Consolidated financial statements corresponding to the year ended at December 31, 2005 are pending approval. Nevertheless, the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. understands that same are approved without significant changes.

Significant accounting policies – The main accounting policies used by the Company to prepare its consolidated financial statements are summarized as follows:

a. ***Responsibility of the information and estimations made*** – Information included in these consolidated financial statements are the responsibility of the Board of Directors and of Company Management. To prepare them, certain estimates have been used to quantify some assets, liabilities, income, expenses and commitments that are registered therein. Basically, these estimates refer to:

- Losses form deterioration of certain assets (Notes 3, 4, 5 and 6),
- Useful life of property, plant and equipment (Notes 2),
- Valuation of goodwill (Note 3),

- Reasonable values of financial assets and liabilities (Notes 5, 10 and 12),
- Estimated accruals payable (Note 12),
- Probability of contingencies (Notes 11 and 21),
- Exchange control and its impact on assets, liabilities, obligations in foreign currency and dividends to shareholders (Note 20),
- Price control on certain products commercialized by the Company (Note 19).

Although these estimates are made based on the best information available at December 31, 2005 about the facts analyzed, it is possible that events that may take place in the future force their amendment in the next fiscal years. This amendment will be carried out pursuant to the provisions of IFRS 8, prospectively, taking into account the effects of the change of estimation in the corresponding consolidated income accounts.

b. ***Consolidation*** - The attached hereto consolidated financial statements include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago), Valores y Acciones 1003, C.A. and its Affiliates; Inmuebles 310350, C.A. and Seguridad Industrial y Forestal, C.A. (Seinforca) (both domiciled in Venezuela), and Transporte Alpes, C.A. (domiciled in Venezuela). Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica) and Simco Recylcing, Inc. (domiciled in the United Status), both 50% partially owned were considered joint businesses according to IAS 31, and were registered as per the method of participation.

All significant transactions among companies have been eliminated from consolidation.

c. ***Effects of inflation*** – The functional currency of the Company is the Bolivar. Once the IAS 29 "Financial Information on Hyperinflationary Economies" is revised together with other literatures consulted and after analyzing the accumulated inflation at the date of transaction and subsequent periods, the Company determined that the Venezuelan economy stopped being hyperinflationary from January the 1st, 2002.

As a consequence of the foregoing, some amounts of non-monetary assets and liabilities at December 31, 2001 in constant currency at that date were considered as the new accounting base of these entries.

d. ***Translation of the financial statements of affiliates and joint businesses abroad*** – The Company determined the functional currency of affiliates abroad according to IAS 21 "Effect of Variations in Exchange Types of Foreign Currency." Consequently, for its incorporation into the attached financial information, the financial statements of such affiliates were translated into bolivars by converting monetary and non-monetary entries of the balance sheet at the current exchange rate, and as for the income account the average of the exchange rate of the corresponding year.

The effects of including the financial statements of affiliates translated to bolivars by this methodology are shown in the shareholders´ equity as Accumulated result from translation of affiliates and joint businesses.

e. ***Participation in associates*** – An associated company is that in which the Company is able to significantly influence; without control or joint control by its participation in decision-making and operating policies of the associated company. Normally, this capacity is expressed in a participation (direct or indirect) equal or superior to 20% of the voting rights of the entity participated.

Exceptionally, the following entities, of which a 20% or more of its voting rights is owned, are not considered entities associated to the Group:

Entity	% of Voting Rights	Reason why it is considered Associated
Agroindustrial Mandioca, C.A.	20	The Company does not have a significant influence on operations of the associated company.
Corporación Forestal Orinoco, C.A.	33	The Company does not have a significant influence on operations of the associated company.
Fibras Secundarias, S.A.	33	The Company does not have a

		significant influence on operations of the associated company.
Central Cariaco	25.62	The Company does not have a significant influence on operations of the associated company.

The Company has created a provision for deterioration equal to the book value of investment. The Company does not have any obligation to financially support such entities.

Participation in joint business – A joint business consists of a contractual agreement in which the Company and other parties begin an economic activity subject to joint control. Business agreements involving the establishment of an entity apart in which each participant owns interests are identified as entities jointly controlled. Profits and losses are eliminated pursuant to Company participation in the joint business, except for those cases in which non- realized losses provide evidence of any deterioration of the asset allocated.

Pursuant to IAS 31, the Company opted for valuating entities considered joint business by using the method of participation.

f. ***Property, plant and equipment*** – Property, plant and equipment are presented at the allocated cost less depreciation and any acknowledged loss from deterioration of value. Depreciation is calculated based on the straight line method on the remaining useful life estimated by the Company and technical surveys supported by independent experts.

Replacements or renewals of entire elements that increase the useful life of the asset in question or its financial capacity are accounted for as greater amount of asset with the subsequent accounting withdrawal of the elements replaced or renewed. Periodical expenses of maintenance, preservation and repair are attributed to the results of the measure they incur in.

Depreciation is calculated based on the straight line method on the remaining estimated useful life of the different assets as follows, understanding that the lands on which

buildings and other constructions are built have an undefined useful life and, therefore, they are not subject to depreciation:

	Years
Buildings	10-30
Machinery and equipment	7-20
Automotive vehicles	3-6
Furniture, fittings and others	3-5

Company management considers that the accounting value of assets does not exceed their recoverable value.

Costs due to interests directly attributable to acquisition, construction or production of qualified assets that necessarily require a substantial time period to be prepared for its expected use or sale are added to the cost of such assets until the moment assets are substantially prepared for use. Income from investments arising from the temporary investment of specific loans that has not been invested yet in such assets is deducted from costs for interests ready to be capitalized.

g. ***Long-term assets*** – The Company reviews amounts in books of its tangible and intangible assets to determine if there are indications that such assets have suffered a loss from deterioration of value. If there is any indication, the recoverable amount of asset is calculated in order to determine the scope of the loss for deterioration of value (if any). In case the asset does not produce cash flows by itself that is independent from other assets, the Company calculates the recoverable amount of the unit by generating cash to which the asset belongs to.

The recoverable value is the highest value between the reasonable value less the cost of selling it and the value of use. The value of use is determined based on estimated future cash flows discounted at its current value, using a discount rate before taxes that reflects current market valuations in regard to temporary value of money and specific asset risks.

If it is estimated that the recoverable amount of an asset (or a cash generating unit) is inferior to its amount in books, the amount in books of assets (cash generating unit) is

reduced to its recoverable amount. Immediately, a loss for deterioration of value as expense is acknowledged.

A loss for value deterioration can be further reverted and registered as income in the results of the period until the amount to which the increased amount in books does not exceed the amount in books that would have been determined if any loss had been acknowledged for deterioration of value for the asset (cash generating unit) in previous years.

h. ***Operating leasing*** – Typically, in operating leasing operations the ownership of goods leased and substantially all the risks and advantages that fall on such goods belong to lessor.

The Company has leasing agreements negotiated in which the Company acts as lessor. Leased goods are presented under the item property, plant and equipment. These assets are repaid according to the policies adopted for similar assets of own use, and the income from leasing agreements are acknowledged based on the provisions set forth in the agreements, which come close to the straight-line method established in the IAS 17.

i.. Inventories – Stocks are valued at the acquisition or production cost, or at the realized net value, the lesser. Cost includes costs of direct materials and, in your case, the costs of direct labor and general manufacturing expenses, also including those incurred in when transferring stocks to your location and current conditions. During periods of low production level or during those of idle capacity, the number of fixed general manufacturing expenses attributed to each production unit is not increased as a consequence of this circumstance. During abnormally high production periods, the amount of fixed general manufacturing expenses attributed to each manufacturing unit will be reduced so that stocks are not valued over real cost.

Commercial discounts, rebates obtained and other similar entries are deducted in determining acquisition price.

The cost is calculated using the average method. The net realized value represents the estimate of the sale price less the entire estimated finishing price and the costs that will be incurred in commercialization processes, sale and distribution.

j. ***Financial assets*** – Financial assets are acknowledged in the consolidated balance sheet of the Company when acquisition is made, following the provisions of IAS 39 "Financial Instruments." The financial assets are initially registered at their reasonable value, including in general, operating costs.

Financial assets kept by the Company are classified as follows:

- Loans and accounts receivable generated by the company itself: financial assets originated by companies in exchange of providing cash, goods or services directly to debtors.
- Financial assets available for sale, including values acquired that are not kept in order to negotiate them or as investment at maturity. They are valued at their reasonable value and changes are acknowledged in results in the terms set forth in IAS 39.

Financial assets available for sale are valued at their "reasonable value" on the dates of further valuation. Benefits and losses from variations in the reasonable value are directly acknowledged on shareholders' equity until the asset is encumbered or until determining the asset has suffered a deterioration of value, at which moment accumulated benefits or losses previously acknowledged in shareholders' equity are included in the results from the period.

It is understood as reasonable value of a financial instrument in a given date the amount by which said instrument could be purchased or sold on that date between parties informed about the issue, acting freely and prudently under conditions of mutual independence. The most objective and common reference of the reasonable value of a financial instrument is the price that would be paid for it in an organized, transparent and deep market ("quotation price" or "market price"). If this market price cannot be objectively and reliable estimated for a specific financial instrument, its reasonable value is estimated by using the value set in recent transactions of similar instruments or the current value deducing all future cash flows (collection or payment), applying a type of market interests for similar financial instruments (same term, currency, interest rate and same classification of equivalent risk).

Investments at maturity and loans and accounts receivable that the Company holds are valued at their "repaid cost" acknowledging in the income accounts the interests earned based on its effective interest rate (EIR). Repaid cost is understood as the initial cost less collection of principal plus more or less accumulated amortization of the difference between the initial amounts and maturity, taking into account potential reductions for deterioration or non-payment.

Effective interest rate is the updating rate that exactly equals the value of a financial instrument to the totality of its cash flows estimated by all concepts through their remaining life. For financial instruments at a fixed interest rate, the effective interest rate coincides with the contractual interest rate established at the moment of its acquisition plus, in its case, commissions that due to its nature are similar to an interest rate. In financial instruments at variable interest rates, the effective interest rate coincides with the yielding rate in effect for all concepts until the first review of the type of referential interest that is going to take place.

k. **Cash and cash equivalents** – The cash and cash equivalent including cash in banks and investments in term deposits with maturity of less than three (3) months.

l. ***Classification of financial assets as current and non-current*** – In the attached consolidated balance sheets, financial assets are classified according to their maturity, that is, as current (those with maturity equal or inferior to twelve months), and as non-current (those with maturity higher than such period).

m. ***Bank loans and obligations and commercial papers*** – Loans and obligations and commercial papers are registered at repaid cost. Financial expenses, included premiums payable in the liquidation or reimbursement and direct costs of issuance are accounted in the income results using the method of cash interest and are added to the amount in books of the instrument as they are not liquidated in the period they are generated.

n. ***Debt classification as current and non-current*** – In the attached consolidated balance sheets, debts are classified according to their maturity, that is, as current

(those with maturity equal or inferior to twelve months), and as non-current (those with maturity higher than such period).

o. *Provision for seniority payment* – The provision for seniority payment includes 100% of the liabilities related to rights acquired as per the Organic Labor Law. Seniority payment are calculated and registered according to the Venezuelan labor law and the collective bargaining agreement in effect.

According to the Organic Labor Law in effect, the employee has rights to severance payment equivalent to 5 days of salary per month until a total of 60 days per year of service. This payment is considered earned from 3 months of uninterrupted service. From the second year of service, the employee is entitled to 2 years of additional salary per year of service (or year fraction higher than 6 months), accumulative up to a maximum of 30 days of salary. Severance payments need to be paid and deposited on a monthly basis in individual trusts, a severance payment fund or in the account of employee, as each employee so states in written. When severance payment are kept in the accounting of an employee, this latter is entitled to pay interests on the amounts owe, which are monthly established by the Venezuelan Central Bank. During the years 2005 and 2004, the yearly average interest rate was 13.62% and 14.97%, respectively.

In case of unjustified dismissal or voluntary retirement, the employee is entitled to an additional indemnity of one month of salary per each year of service up to a maximum of 150 days of yearly salary. In case of voluntary retirement, the Law stipulates an additional liquidation up to 90 days of current salary, based on the duration of the labor relation.

p. *Provisions* – When preparing the consolidated financial statements, the management makes a difference between:

- *Provisions* – Credit balances that cover obligations at the date of the consolidated balance sheet, arising as a consequence of past events from which shareholders´ equity prejudices can arise to the Company; concrete in regard to its nature but undetermined in regard to its amount and/or moment of payment,

- *Contingent liabilities* – Possible obligations that emerged as a consequence of past events, which materialization is conditioned to the occurrence, or not, of one or more future events regardless the will of the entity.

The Consolidated financial statements of the Company compiled all the significant provisions in regard to which it is estimated that the probability that the obligation needs to be met is higher than the opposite. Contingent liabilities are not acknowledged in the consolidated financial statements but informed, pursuant to the IAS 37 requirements (See Notes 11 and 21).

Provisions are quantified considering the best information available about the consequences of the event that brings them about and are re-estimated due to the accounting closure and are used to face the specific obligations to which they were originally acknowledged; thus, producing its reversal, either total or partial, when such obligations stop being so.

q. Ongoing Judicial and/or Extrajudicial Procedures – At closure of the year 2005 there were different ongoing judicial procedures and claims against the Company originated in the regular development of its activities. Both legal advisors and the Company management understand that the conclusion of these procedures and claims will not produce a significant effect in the current and future consolidated financial statements.

r. Income acknowledgements – Income from selling finished products and other products are registered on an accumulated basis when delivered and the proprietary right having being transferred on such assets. Sales are reported net of estimated refunds, promotions granted, early payment discounts, and any other discount granted. Income from operating leasing agreements are acknowledged on a monthly basis based on the provisions of contracts. Income from interests is accumulated on a periodical basis taking as reference the outstanding capital balance and the effective interest rate applicable. Income from investment dividends are acknowledged when the rights of shareholders to receive the corresponding payment have been established.

- *s.* ***Advertisement expenses*** – Advertisement expenses are registered in results, at the date they are incurred in.

- ***t. Acknowledging expenses*** – Expenses are acknowledged as results when there is a reduction of future financial benefits related to a reduction of an asset or an increase of a liability that can be reliably measured. This means that the entry of an expense is simultaneous to the registry of an increase of the liability or the reduction of an asset.

An expense is immediately acknowledged when a disbursement does not generate future financial benefits or when does not meet the necessary requirements for its registration as an asset.

- ***u. Balance compensation*** – Only debit and credit balances from transactions that, contractually or mandatory as per the law, include the possibility to compensate and are intended to be liquidated for its net amount to realize asset and simultaneously make payment are compensated among themselves, and consequently, are presented in the consolidated balance sheet by its net amount.
- ***v. Income tax*** – The tax provision for the income tax includes the amount of the current income tax payable estimated and the differed income tax.

Current income tax is determined applying the income tax established in the tax legislation in effect to the net taxable income of the year.

Differed taxes, assets and liabilities are determined based on the general balance method using he tax rate established by the tax legislation in effect, at the date of the balance sheet.

Assets and liabilities from differed taxes include temporary differences identified as those amounts expected to pay or recover from differences among amounts in the books of assets and liabilities and their tax value, as well as for tax credits, rebate and unused tax losses.

On its part, assets from deferred taxes, identified as temporary differences, are only acknowledged in the case of considered likely that the Company is going to have in the future enough tax income to be able to make them effective and do not come from the

initial acknowledgement (save in a business combination) of other assets and liabilities into one operation that does not impact the tax result or the accounting result.

On a year basis, registered differed taxes are reviewed (both assets and liabilities) in order to verify they are in effect, making the relevant amendments to them according to the results from the analysis made.

***w.* Net income per basic and diluted share** – The net income per basic share has been calculated by dividing the net result of the year between the weighted average of shares issued and in circulation for each year. Net income per basic and diluted share is the same for all periods presented since the Company does not have instruments potentially diluting.

***x.* Financial liability and equity** – Financial liability and equity instruments are classified according to the content of contractual agreements negotiated and taking into account the economic basis. An equity instrument is a contract that represents a residual participation in the Company shareholders' equity once all their liabilities are deducted. Main financial liabilities held by the Company are classified as:

- Financial liabilities at maturity are valued according to their repaid cost, using the effective interest.
- Financial liabilities at reasonable value with changes to the net shareholder's equity, mainly negotiable liabilities associated to financial assets available for sale.

y. Transactions in foreign currency – The functional currency of the Company is the Bolivar. Consequently, operations in other currencies different form the Bolivar are considered in "foreign currency" and are registered in bolivars using the applicable foreign exchange rates in effect at dates in which they are made. Balances in foreign currency at closure of the year are restated in bolivars using the applicable exchange rates at that date and the resulting exchange differences are carryforward to results.

2. PROPERTY, PLANT AND EQUIPMENT

For the years ended at December 31, 2005 and 2004 the movement of property, plant and equipment comprises (in thousand bolivars):

	Land and Buildings	Machinery and Equipment	Furniture, Automotive Vehicles and Equipment	In-process Constructions	Total
COST:					
At December 31, 2003	90,119,622	358,507,147	6,765,472	-	455,392,241
Additions	17,749	1,577,993	879,830	10,349,914	12,825,486
Withdrawals	-	(3,861)	(6,050)	-	(9,911)
Effects for translation of foreign affiliate	218,567	834,010	19,385	-	1,071,962
At December 31, 2004	90,355,938	360,915,289	7,658,637	10,349,914	469,279,778
Additions	41,330	2,943,164	1,676,524	4,793,301	9,454,319
Transfers	-	13,749,783	-	(13,749,783)	-
Effects for translation of foreign affiliate	156,895	599,444	13,934	489,070	1,259,343
At December 31, 2005	90,554,163	378,207,680	9,349,095	1,882,502	479,993,440
ACCUMULATED DEPRECIATION:					
At December 31, 2003	(189,387)	(2,139,567)	(20,915)	-	(2,349,869)
Additions	(3,851,609)	(16,710,512)	(1,022,374)	-	(21,584,495)
Withdrawals	-	-	9,835	-	9,835
Effects for					

translation of foreign affiliate	(38,489)	(445,134)	4,735	-	(478,888)
At December 31, 2004	(4,079,485)	(19,295,213)	(1,028,719)	-	(24,403,417)
Additions	(3,853,511)	(17,436,828)	(1,008,735)	-	(22,299,074)
Effects for translation of foreign affiliate	(33,460)	(355,192)	(1,895)	-	(390,547)
At December 31, 2005	(7,966,456)	(37,087,233)	(2,039,349)	-	(47,093,038)
Total at December 31, 2005	82,587,707	341,120,447	7,309,746	1,882,502	432,900,402
Total at December 31, 2004	86,276,453	341,620,076	6,629,918	10,349,914	444,876,361

The Company has given certain fixed assets as collateral (See Note 21).

The Company has insurance premiums formalized to cover possible risks to which the different items of its property, plant and equipment are subject to as well as the possible claims that it may have to face as the result of performing its operations, understanding that such premiums sufficiently cover the risks they are subject to.

The amount of property, plant and equipment temporary off service at December 31, 2005 amount to Bs.9,500 million and Bs.10,745 million, respectively (See Note 16).

At December 31, 2005 and 2004 assets leased amount to Bs.9,928 million and Bs.10,410 million, respectively (See Note 16).

At December 31, 2005 and 2004 leased assets amounted to Bs.9,928 million and Bs.10,410 million, respectively (See Note 16).

At December 31, 2005 the Company holds assets amounting to Bs.7,359 million, corresponding to property, plant and equipment owned by a foreign-based affiliate.

At December 31, 2005 the Company formalized contractual commitments to acquire property, plant and equipment amounting to Bs.1,078 million.

3. PARTICIPATION IN ASSOCIATES AND JOINT BUSINESSES

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ

At December 31, participation in associated companies and joint businesses comprises the following (in thousand bolivars):

	2005	2004
Participation in associated companies	-	-
Participation in joint businesses	1,040,295	1,847,041
	1,040,295	1,847,041

Participation in associated companies

At December 31, participation in associated companies comprises the following (in thousand bolivars):

	%	2005	2004
Agroindustrial Mandioca, C.A.	20	2,577,243	2,577,243
Corporación Forestal Orinoco, C.A.	33	769,112	769,112
Central Cariaco	25.62	88,371	88,371
Fibras Secundarias, S.A.	33	80,619	80,619
		3,515,345	3,515,345
Less – Loss from deterioration		(3,515,343)	(3,515,343)
		-	-

At date of this report, the Company does not have updated financial information of these companies.

Participation in joint businesses

At December 31, participation in joint businesses comprises the following (in thousand bolivars):

	%	2005	2004
Simco Recycling Inc.	50	(2,432,726)	(1,110,720)
Manpa Centroamérica, C.A.	50	3,473,021	2,957,761
		1,040,295	1,847,041

At December 31, 2005 and 2004 participation in undistributed earnings of investments registered using the participation method, included in the consolidated undistributed earnings of the Company, amount to Bs.(919.6) million and Bs.(369.3) million, respectively.

Combined financial statements most recently condensed are summarized as follows (in thousand bolivars):

	2005	2004
Current assets	12,414	10,533
Total assets	17,533	16,488
Current liability	14,568	11,619
Shareholders´ equity	2,096	3,939
Total liabilities and shareholders´ equity	17,533	16,488
Net sales	29,986	24,553
Loss from operations	(1,413)	(101)
Net loss	(2,141)	(1,690)

Companies indicated above are not included in claims, trials or extrajudicial actions that may mean the existence of contingent liabilities.

4. INVENTORIES

At December 31, inventories comprised the following (in thousand bolivars):

	2005	2004
Finished products	20,656,984	8,688,241
In-process products	366,120	73,411
Raw materials	18,567,845	17,322,102
Spare parts	6,998,642	5,661,140
In-transit inventory	12,584,822	3,081,668
	59,174,413	34,826,562
Less – provision for obsolescence	(1,663,283)	(2,055,479)
	57,511,130	32,771,083

The management estimates that inventories will be realized or used in a short-term; however, part of the inventories of spare parts might be used in more than one fiscal year.

Compromises to purchase raw materials (paper pulp and wastes) for the year 2006 amounted to Bs.9,942 million.

For the years ended at December 31 the movement of the provision for obsolescence is as follows (in thousand bolivars).

	2005	2004
Initial balance	(2,055,479)	(1,080,000)
Provision	-	(975,479)
Reverse	392,196	-
Final balance	(1,663,283	(2,055,479)

The reverse of the provision is based on new estimates in regard to obsolescence of supplied inventories.

5. BILLS AND ACCOUNTS RECEIVABLE

At December 31, the bills and accounts receivable are as follows (in thousand bolivars):

	2005	2004
Commercial	56,958,238	62,507,057
Related companies (Note 17)	12,413,496	10,946,691
Employees	429,642	482,280
Sundry debtors	872,084	599,333
Income tax paid in advance	2,400,339	-
VAT – paid in excess (Note 11)	14,904,864	4,277,288
Tax credit VAT – Net for compensating (Note 11)	1,492,571	-
Guaranteed deposits	7,523,954	2,533,503
	96,995,188	81,346,152
Less – provision for doubtful accounts	(1,657,917)	(1,949,040)
	95,337,271	79,397,112

The average credit period given to national clients ranges from 7 to 60 days, and for export clients from 60 to 180 days.

The Company keeps a provision for doubtful accounts at a level the management considers appropriate for the potential risks of bad accounts. Seniority of accounts

receivable and the situation of clients are constantly monitored to assure appropriateness of the provision in the consolidated financial statements.

For the years ended at December 31, the movement of the provision for doubtful accounts includes (in thousand bolivars):

	2005	2004
Initial balance	(1,949,040)	(2,999,993)
Provision	(772,485)	(1,207,193)
Sanctions	1,063,608	2,258,146
	(1,657,917)	(1,949,040)

Company management considers the amount in books of commercial debtor accounts and other accounts receivable circa its reasonable value.

Sales commitments for the year 2006 amounts to Bs.26,888 million.

6. INVESTMENTS AVAILABLE FOR SALE

At December 31, the investments available for sale at short-term comprise the following (in thousand bolivars):

	2005	2004
Investment and shares available for sale	902,184	899,770
Bonds available for sale	7,914,592	-
	8,816,776	899,770

Investments and shares available for sale

At December 31, investments and shares available for sale include the following (in thousand bolivars):

	2005	2004
Investment portfolio	759,578	677,749
Shares in:		
Central Portuguesa, S.A.	354,516	354,516

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

Corporación Industrial de Energía, C.A. S.A.C.A.	142,606	222,021
Corporación Forestal Venezuela, C.A.	47,817	47,817
	1,304,517	1,302,103
Less – loss from deterioration	(402,333)	(402,333)
	902,184	899,770

At December 31, 2005 the Company keeps Bs.77.5 million of non-realized income from investments and shares available for sale, which are presented net in the account "Non-realized result in investments" in shareholders´ equity.

Bonds available for sale

At December 31, 2005 investments available for sale include the following (in thousand bolivars):

	Acquisition Cost	Non-Realized Result	Reasonable Value
Bond 2016 in US dollars, issued by the Bolivarian Republic of Venezuela, with maturity at 02/26/2016, with interests payable on a six-month basis and a fixed interest dividend at the rate of 5.75%	4,495,650	(476,539)	4,019,111
Bond 2020 in US dollars, issued by the Bolivarian Republic of Venezuela, with maturity at 12/09/2020, with interests payable on a six-month basis and a fixed interest dividend at the rate of 6.00%	4,495,650	(600,169)	3,895,481
	8,991,300	(1,076,708)	7,914,592

At December 31, 2005 the Company holds Bs.1,076 million of non-realized losses of investments available for sale, which are presented net in the account "Non-realized result in investments" on shareholders' equity. These non-realized losses do not represent a permanent deterioration of the market value of bonds.

Bonds for approximately US$2,024 (Bs.4,351 million) are guaranteeing loans received from a financial institution (See Note 10).

Non-realized result in investments

	2005	2004
Investment and shares available for sale	77,520	156,935
Bonds available for sale	(1,076,708)	-
	(999,188)	156,935

7. CASH AND CASH EQUIVALENTS

At December 31, cash and cash equivalents comprise the following (in thousand bolivars):

	2005	2004
Cash and cash in banks	2,808,221	8,347,453
Bank placements	13,303,612	14,151,952
	16,111,833	22,499,405

8. SHAREHOLDERS' EQUITY

Capital stock

The capital stock of the Company amounts to Bs.2,294,009,424 of the capital stock comprised by 2,294,009,424 nominal shares of Bs.10 each, fully subscribed and paid in, registered with the competent authorities and of Bs.46,692,596,000 of capital updating, in constant currency at December 31, 2001 according to the provisions of Note 1c.

As of November 25, 1996 the Board of Directors approved to decree a share dividend of Bs.34,816,345,000 (in constant currency at December 31, 2001) with charge to account of updated net balance for future capital increases, which resulted from wiping out accounts of capital updating, a result from exposure to inflation (REI) and undistributed earnings made in 1996, pursuant to Technical Publication No. 14 (PT 14) issued by the Federation of Venezuelan College of Public Accountants, issuing 1,147,004,712 new common shares with a par value of Bs.10 each. According to the provisions by the National Securities and Exchange Commission this capital increase was distributed as dividends to registered shareholders in the shareholders' book at January 2, 1997 in order to be allocated and in effect as of January 16, 1997.

As of February 14, 2002 the Shareholders' Meeting approved reclassification of the shareholders' equity entry "Net updated balances for future capital increases" to "Net updated balance of retained earnings for the sole use of payment of dividends in Company shares or in its subsidiaries", everything with the approval of the National Securities and Exchange Commission as per official communication No.CNV-OP-033 as of February 4, 2002.

Legal Reserve

The Code of Commerce sets forth the provision of 5% of the company net earnings to create the legal reserve until this latter reaches at least 10% of the capital stock. This reserve will not be distributed as dividends.

Pursuant to the requirements established in official communication No.CNV-DCOP-165 dated November 12, 2001 at December 31, 2005 and 2004 the legal reserve belongs in full to Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Accumulated result for translation of affiliate and joint businesses abroad

At December 31, the accumulated result for translation of affiliate and joint businesses abroad are comprised by the following (in thousand bolivars):

	2005	2004
Affiliates:		
Vencaribbean Paper Products, Ltd.	(347,673)	(322,884)
Joint businesses:		
Manpa Centroamérica, C.A.	829,702	472,575
Simco Recycling Inc.	(275,721)	(121,467)
	206,308	28,224

Cash dividends

On March 17, 2005 the Shareholders' Meeting agreed to decree a cash dividend of Bs.10.00 per share, for a total of Bs.22,940,094,240. Likewise, on October 7, 2005 the Shareholders' Meeting agreed to decree a special cash dividend of Bs.10.00 per share, for a total of Bs.22,940,094,240.

On March 26, 2004 the Shareholders' Meeting agreed to decree a cash dividend of Bs.6.00 per share, for a total of Bs.13,764,056,544. Likewise, on October 1, 2004 the

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

Shareholders' Meeting agreed to decree a special cash dividend of Bs.5.00 per share, for a total of Bs.11,470,047,120.

Retained earnings

According to the partial amendment to the standards to prepare financial statements of entities subject to control by the National Securities and Exchange Commission dated March 25, 1997 the Company needs to disclose the retained earnings and the result from the fiscal year of the parent company and the retained earnings of its affiliates. At December 31, 2005 and 2004 the accumulated deficit of the affiliates included in the retained earnings amount to Bs.7,207 million and Bs.7,320 million, respectively. Net income and retained earnings of the parent company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. amounted to Bs.35,531 million and Bs.208,122 million, respectively, at December 31, 2005; and Bs.62,775 million and Bs.218,471 million, respectively, at December 31, 2004 respectively.

According to the requirements set forth in official communication No.CNV-DCOP-165 as of November 12, 2001 at December 31, 2005 and 2004 the net income includes Bs.7,683 million and Bs.19,057 million of income tax expense of the parent company Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectively.

American Depositary Receipt (ADR)

On January 29, 1996 the U.S. Securities Exchange Commission authorized the American Depositary Receipt (ADR) program, Level 1, for MANPA. ADRs are negotiated in the "over-the-counter" market under the symbol "MUPAY" and each ADR represents 25 common shares of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Citibank, N.A. acts as depository bank whereas Banco Venezolano de Crédito acts as local custodian. At December 31, 2005 outstanding ADRs is 31,959,483.

9. CONTROL ON FOREIGN INVESTMENTS (SIEX)

The Company is 70.53% owned by foreign investors.

The legal system in effect on foreign investments includes, among other issues, the following:

a) Foreign investors have the same rights and duties than those of their national counterparts.

b) Earnings corresponding to foreign investors shall be sent abroad without limitation (See Note 20).

c) Technology import agreements and of use and exploitation of patents and trademarks shall be registered with SIEX within a term of sixty (60) continuous days after being entered into.

10. ISSUANCE OF COMMERCIAL PAPERS AND SHORT-TERM LOANS

At December 31, commercial papers and short-term loans are comprised as follows (in thousand bolivars):

	2005	2004
Issuance of commercial papers	2,946,531	2,890,210
Short-term loans	47,019,985	13,459,268
Documents payable	-	2,486,040
	49,966,516	18,835,518

Issuance of obligations and commercial papers

At December 31, issuance of commercial papers based on the currency in which they are issued and on their interest rate, is as follows (in thousand bolivars):

	2005	**2004**	**Live amount of issuance**	**Yearly interest rate (%)**
Bolivars:				
Fixed interest	2,946,531	2,890,210	3,000,000	11.5%

For the years ended at December 31, the movement of issuing obligations and commercial papers is comprised of (in thousand bolivars):

	2005	2004
Initial balance	2,890,210	2,746,674
Issuances	8,808,700	11,937,900
Repayments	(8,746,600)	(11,803,500)
Net interests	(5,779)	9,136
Final balance	2,946,531	2,890,210

Issued Outstanding commercial papers have February 16, 2006 as maturity date.

For the years ended at December 31, 2005 and 2004 issuances of commercial papers generated discounts in their placements for Bs.332 million and Bs.346 million, respectively.

Short-term loans

At December 31, short-term loans are represented (in thousand bolivars):

	2005	2004
Loans received from local banks, in bolivars, at variable interest rates, with monthly repayments and maturities at 30 days renewable.	47,019,985	13,459,268

At December 31, 2005 the Company holds lines of credit with different financial institutions for Bs.85,200,000 and has available Bs.17,458,861 net of credit portfolio in force (see Note 21) which can cover any future commitment of the Company.

Average interest rates from loans indicated above ranged between 10.5% and 15% for the year 2005 and 12.46% and 15.17% for the year 2004.

11. TAX PROVISION

Consolidated tax group

According to the tax legislation in effect, the Companies part of the consolidated group individually present their income tax returns.

Fiscal years subject to tax inspection

At December 31, 2005 the last four years were subject to revision by the tax authorities in regard to the main taxes that are applicable to Companies.

At December 31, 2005 the Company has filed tax deficiency claims amounting to a total of circa Bs.7,324 million, mainly for the concept of income tax, business asset tax and value added tax. The Company has filed the timely resources and appeals. The Company management estimates that liabilities that may result from the claims filed by the tax administration will not have a significant effect on the attached consolidated financial statements.

Due to likely different interpretations to the tax standards and the results of inspections that in the future tax authorities may carry out for the years subject to review, the amount of new tax liabilities is not possible to objectively quantify at date. Nevertheless, at the

opinion of the Company management, the possibility to materialize significant additional liabilities for this concept is remote.

Balances kept with the Tax Administration

Debit and credit balances with the Tax Administration at December 31, are the following (in thousand bolivars):

	2005	2004
Accounts receivable:		
Income tax paid in excess	2,400,339	-
VAT – paid in excess	14,904,864	4,277,288
Tax credit VAT – net to compensate	1,492,571	-
	18,797,774	4,277,288
Accounts payable:		
Income tax payable	293,748	14,742,783
Withheld third-party VAT payable	918,252	740,529
	1,212,000	15,483,312

As of November 24 and 28, 2005 the Company filed with the Tax Administration the tax compensation request of the VAT paid in excess amounting to Bs.11,168 million. According to the provisions of the regulations in effect, the Tax Administration has a maximum term of 90 business days to give an opinion about such request. In view of the administrative silence by the Tax Administration, the Company may bring an action before other instances.

Income tax

Income tax at December 31 is summarized as follows (in thousand bolivars):

	2005	2004
Tax on taxable income net	8,820,272	20,223,124
Less:		
Rebate for investments in property, plant and equipment and other credits	(1,341,708)	(366,847)

	7,478,564	19,856.277
Income tax from previous year	829,338	(592,097)
Total current income tax	8,307,902	19,264,180
Deferred income tax	(12,684,919)	(10,838,938)
	(4,377,017)	8,425,242

For the years ended at December 31, 2005 and 2004 the effective rate for the income tax expense is lesser than the tax rate applicable to income before taxes. The nature of this difference comes from permanent entries related to the setting of the taxable income, which effects on the applicable tax rate are summarized as follows (in percentage on income before taxes):

	2005		2004	
	Bs.	%	Bs.	%
Tax and tax rate applicable to income as per books	10,694,824	34	21,118,183	34
Base difference in inventories and fixed assets	4,961,660	16	8,259,300	13
Tax adjustment for inflation	(8,108,928)	(26)	(7,609,773)	(12)
Dividends received				
Foreign income				
Other non-deductible expenses	4,383,932	14	2,028,287	3
Other non-taxable income	(3,111,216)	(10)	(3,107,812)	(5)
Others net			(465,061)	(1)
Effects of rebate for investment in property, plant and equipment	(1,341,708)	(4)	(366,847)	(1)
Tax expenses and tax rate applicable to income as per the books	7,478,564	24	19,856,277	31

The Venezuelan tax law provides for a yearly calculation of a regular adjustment for inflation of non-monetary and equity items, which is included in the taxable income net as a taxable or deductible entry, as the case may be. In regard to property, plant and equipment and other similar assets, this regular adjustment for inflation is depreciated or repaid in the rest of the tax useful life of the corresponding assets. For the case of

inventories, that adjustment is considered in the sales cost of products once consumed or sold. The total regular adjustment of the year is determined by the algebraic addition of the amount of different adjustments by inflation of each non-monetary and equity item. Pursuant to the aforementioned legislation, taxpayers subject to income tax that carry out transactions with parties bound abroad should determine their income by the exports made and their costs by the goods and services acquired by the parties bound abroad, according to some method established in such legislation. The management carried out the study on required transfer prices to document the aforementioned transactions, which did not indicate the important differences in regard to the amounts included to determine the net taxable income of the year ended at December 31, 2004. The Company is in the process of carrying out a study of transfer prices corresponding to the year 2005 required to document the aforementioned transactions abroad. In the opinion of company management and of its consultants, the differences in regard to the amounts included to determine the net taxable income for the year ended at December 31, 2005 will not be significant.

Likewise, pursuant to the legislation, the Company may carry forward operating tax losses, different from those originated by the tax adjustment for inflation, up to three (3) subsequent years to the fiscal year in which they are incurred in. The deductible tax effect non-compensated from the tax adjustment for inflation may be carryforward until the next subsequent year to the fiscal year in which they are incurred in. At December 31, 2005 the Company through its affiliates Inmuebles 310350, C.A. and Transporte Alpes, S.A. include tax losses for inflation carryforward amounting to Bs.1,210.5 million.

As provided for in the aforementioned legislation, the Company may carryforward rebates for new investments in property and equipment up to three (3) years following the fiscal year in which they are incurred in.

At December 31, 2005 and 2004 the foreign affiliate Vencaribbean Paper Products, Ltd. Keeps tax losses carryforwards amounting to Bs.9,476 million and Bs.4,245 million, respectively, which do not have maturity date.

The composition of the effect of entries considered to determine the differed income tax at December 31 is shown below (in thousand bolivars):

	2005	2004
Liabilities for differed income tax		
Differences based on property, plant and equipment	74,491,457	84,325,609
Income from leasing based on cash	1,189,084	829,880
	75,680,541	85,155,489
Assets for differed income tax		
Base differences on inventories	12,316,343	9,244,579
Provisions and allowances	5,231,073	4,643,953
Base differences on investments	1,667,067	3,857,467
Tax losses carryforwards	1,836,373	94,886
Tax credits carryforwards	80,077	80,077
	21,130,933	17,920,962
Net of differed tax	54,549,608	67,234,527

12. ACCOUNTS PAYABLE

At December 31, accounts payable are comprised as follows (in thousand bolivars):

	2005	2004
Commercial	53,780,859	27,667,140
Related parts (Note 17)	8,585,122	5,215,910
Others	2,229,675	1,024,093
Withheld VAT from third-parties payable	918,252	740,529
Accumulated expenses payable	7,284,469	8,466,995
	72,798,377	43,114,667

Commercial creditor accounts and other accounts payable mainly include the amounts pending payment for commercial purchases and related costs. The average credit period for import purchases ranges from advances and 180 days and that for national ones ranges between advances and 65 days, respectively.

The Company holds license agreements with different providers. At December 31, 2005 and 2004 the Company has registered in results for the use of such licenses Bs.1,505

million and Bs.1,781 million, respectively. Such agreements set forth, among others, the following conditions:

- Payment of royalty percentage on net sales of licensed products, which ranges from 10% and 17%.
- Deductions allowed for calculation of royalties include: sales returns but up to a percentage ranging from 5% and 8% of gross sales; and taxes on sales and discounts per volume.
- In case of delays in payment, interest should be paid at the highest rates allowed by the law.
- The licensee will be entitled to carry out audits of royalties paid and to demand payment of the deficit the licensee may found as a consequence thereof plus interests at the highest rate allowed as per the law. In case such audits generate deficit, 3% in some cases and 5% in other cases, the licensee shall acknowledge the expenses arising from such audit.

At December 31, 2005 65% of contracts were due; the remainder has maturity dates at very short-term. The Company management attempts to renew contracts with the following licensees: Mattel, Warner Bros., Exim de Venezuela, The Walt Disney Company, P&L Global Network, New Line Cinema, Emap Power Bikes, Comunidad Huevo, S.A.; and Marvel Characters.

The Company management considers that the amount in books of commercial creditors is close to its reasonable value.

13. INCOME

At December 31, income includes the following (in thousand bolivars):

	2005	2004
Sales of goods	373,406,646	382,426,108
Income from leasing	845,910	231,000
Income from services	807,724	495,824
	375,060,280	383,152,932

14. RESULTS FROM THE FISCAL YEAR

At December 31, results from the fiscal year of the Company include the following debit balances (in thousand bolivars):

	2005	2004
Depreciation and amortization	22,299,074	21,584,495
Cost of inventory acknowledged in results	169,488,295	160,785,492
Employee benefits	42,954,679	32,284,867

15. INFORMATION BY BUSINESS SEGMENT

Segmentation criteria

Information by segments is structured based on the different Company business lines.

Main business segments

Business lines described below have been set based on the organizing structure of the Company in effect at closure of the fiscal year 2005, taking into account, on one part, the nature of products and services offered, and for the other, the segments of client to which businesses are addressed to.

During the fiscal years 2005 and 2004, the Company centered its activity in the following big business lines:

Printing, writing and packing paper -

Manufacturing of this business segment is basically oriented to manufacture paper type Bond, Bristol, register, MF and MG, among others. Commercialization is highly in the form of final products, such as: bags, sacks, reams, four quires of letter paper, notebooks, envelopes, and other products.

Tissue paper – The tissue paper manufacturing plant produces several degrees of this paper, which are converted into final products such as hygienic paper, paper towels, napkins, and facial tissue in Maracay, Venezuela and Trinidad & Tobago locations.

Services and rentals – This business segment is basically oriented to maintenance of assets for leasing and surveillance services.

Corporate – Income and expenses that cannot be specifically attributed to any operating line or that are not the result of decision globally impacting the Company, including expenses originated from projects and activities that impact several business

lines and income from strategic participations are allocated to a "Corporate Unit" together with reconciliation entries resulting from integrating financial statements of the different business lines with the consolidated financial statements of the Company. The costs incurred in by a Corporate Unit are prorated using internal cost systems among the different business lines.

Geographic segment

Group activities are located within the Venezuelan market, in Central America and the Caribbean. However, this segmentation is not important at the level of the consolidated financial statements given the magnitude of amounts.

Bases and methodology of information by business segment

Information by segments that is shown below is based on monthly reports prepared by each division and is systematically generated on a monthly basis.

The structure of this information is designed as if each business line is about an autonomous business with independent own resources that are distributed according to risk of assets allocated to each line, pursuant to an internal percentage costs distribution.

Below there is information by segment of these activities for the years ended at December 31, 2005 and 2004 (in thousand bolivars):

2005

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income statement					
Local sales	192,580,704	156,416,297	1,653,634	-	350,650,635
Export sales	14,247,896	10,161,749	-	-	24,409,645
Sales among segments – local	-	-	8,226,918	(8,226,918)	-
Sales among segments – export	40,707	5,327,337	-	(5,368,044)	-
Total income	206,869,307	171,905,383	9,880,552	(13,594,962)	375,060,280
Costs and expenses	173,194,361	163,666,603	10,424,202	(12,916,127)	334,369,039
Operating results	33,674,946	8,238,780	(543,650)	(678,835)	40,691,241

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

Participation in results from joint-business companies	-	-	-	-	(919,621)
Financial income	-	-	-	-	678,654
Financial expenses and others	-	-	-	-	(8,989,028)
Results before taxes	-	-	-	-	31,461,246
Results after taxes	-	-	-	-	35,838,263
Depreciation	9,253,411	9,075,817	3,969,846	-	22,299,074
Capital investments	3,482,764	5,970,150	1,405	-	9,454,319
Balance sheet					
Assets					
Assets per segment	260,684,025	250,978,288	42,728,449	(10,068,085)	544,322,677
Assets per corporate segments	-	-	-	-	7,657,232
Participation in associated companies	1,040,295	-	-	-	1,040,295
Undistributed corporate assets	-	-	-	-	63,329,500
Total consolidated assets					616,349,704
Liabilities					
Liabilities by segments	37,679,175	34,496,330	6,350,101	(20,6323,668)	57,901,938
Liabilities by corporate segments	-	-	-	-	187,356
Undistributed corporate liabilities	-	-	-	-	135,694,351
Total consolidated liabilities	-	-	-	-	193,783,645

2004

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income statement					

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

Local sales	229,398,076	124,997,520	726,824		355,122,420
Export sales	15,993,564	12,036,948	-	-	28,030,512
Sales among segments – local	-	-	6,041,004	(6,041,004)	-
Sales among segments – export	345,599	2,392,249	-	(2,737,848)	-
Total income	245,737,239	139,426,717	6,767,828	(8,778,852)	383,152,932
Costs and expenses	180,224,101	130,066,754	8,584,560	(8,471,081)	310,404,334
Operating results	65,513,138	9,359,963	(1,816,732)	(307,771)	72,748,598
Participation in results from joint-business companies	-	-	-	-	(369,267)
Financial income	-	-	-	-	445,324
Financial expenses and others	-	-	-	-	(10,712,351)
Results before taxes	-	-	-	-	62,112,304
Results after taxes	-	-	-	-	53,867,062
Depreciation	10,605,028	8,617,980	2,361,487	-	21,584,495
Capital investments	970,397	11,855,044	45	-	12,825,486
Balance sheet					
Assets					
Assets per segment	261,448,840	254,946,852	41,874,871	(17,722,787)	540,547,776
Assets per corporate segments	-	-	-	-	8,443,393
Participation in associated companies	1,847,041	-	-	-	1,847,041
Undistributed corporate assets	-	-	-	-	36,003,159
Total consolidated assets					586,841,369
Liabilities					
Liabilities by segments	18,068,520	26,457,136	6,662,035	(22,955,877)	28,231,814
Liabilities by corporate segments	-	-	-	-	10,235,333
Undistributed					

corporate liabilities	-	-	-	-	114,788,199
Total consolidated liabilities					153,255,346

16. OPERATING LEASING

The Company as lessor

Income form leasing property amounted to Bs.846 million of bolivars in 2005 (Bs.231 million in 2004).

Property under operating leasing agreements are subject to leasing commitments that go from one (1) to two (2) years, and price increases are governed by the Consumer Price Index of the Metropolitan Area of Caracas (CPI); the Company management estimates that contracts in effect at December 31, 2005 will be automatically renewed.

At December 31, the Company has contracted with lessees the following minimum leasing quotas (in thousand bolivars):

	2005	2004
Less than a year	2,139,036	845,910
Up to two years	4,278,074	1,691,819
	6,417,110	2,537,729

During December 2005 and January 2006, the Company entered into leasing agreements for other property owned which were not in use in the year 2005 (see Note 2).

The Company as lessee

The Company has leasing agreements of personal property that are used for operating; however, such property is unimportant for the consolidated financial statements.

17. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The Company and its affiliates hold balances and carry out significant transactions with related companies. As a consequence of these relations it is possible that the terms agreed among parties were not the same as those that may result from transactions with unrelated companies.

During the years 2005 and 2004 the Company and its affiliates made the following significant transactions with related counterparts, during the regular course of its operations (in approximate thousand bolivars):

	2005	2004
Inventory sales	9,332,460	7,618,484
Inventory purchases	9,172,106	16,785,609
Purchases of electricity	17,426,164	14,029,667
Administrative services	25,340	24,320

The following balances receivable and payable (in thousand bolivars) were product of these transactions and of other of lesser importance:

	2005	2004
Accounts receivable:		
MANPA Centroamérica, C.A. (joint business)	7,011,952	6,499,132
Simco Recycling, Inc. (joint business)	4,816,468	3,884,667
Agroindustrial Mandioca, C.A. (associated company)	342,150	380,327
Corporación Industrial de Energía, C.A. S.A.C.A.	203,848	150,409
Turboven Maracay Company Inc. Sucursal*	31,117	31,117
Agropecuaria Mandioca, C.A. (associated company)	1,040	1,039
Turbogeneradores Maracay, C.A.*	6,921	-
	12,413,496	10,946,691
Accounts payable:		
Simco Recycling, Inc. (joint business)	4,290,388	2,629,056
Turbogeneradores Maracay, C.A.*	3,411,542	2,459,717
MANPA Centroamérica, C.A. (joint business)	763,250	-
Turboven Maracay Company Inc.*	100,160	100,160
Turboven Cagua Company Inc.*	19,782	19,782
Agroindustrial Mandioca, C.A. (associated company)	-	7,195
	8,585,122	5,215,910

* These companies are affiliates of Corporación Industrial de Energía, C.A. S.A.C.A.



REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO 114
JUDITH X. HERNANDEZ MORA

At December 31, 2005 and 2004 the Company has not created any provision for insolvencies in regard to amounts receivable from related companies, for it considers there are no doubts about their recovery.

At December 31, 2005 and 2004 the Company has not given warrantees to financial entities on account of related companies.

18. REMUNERATION TO THE BOARD OF DIRECTORS AND ADMINISTRATORS

Board of Directors

Clause No.14 of the Company By-Laws sets forth that the members of the Board of Directors will receive for the concept of participation in the benefit of the fiscal year of the company, 1% of the income. The amount paid in the year 2005 to the Board of Directors for this concept amounted to Bs.469.7 million (Bs.226.4 million in the year 2004).

In addition, the Clause No.9 of the Company By-Laws sets forth that members of the Board of Directors will receive for its assistance to the Board of Directors a diet of 200 tax units. The value of tax units in effect during the years ended at December 31, 2005 and 2004 amounted to Bs.29,400 and Bs.24,700 in 2005 and Bs.24,700 Bs.19,400 in 2004, respectively. The income paid for the concept at December 31, 2005 amounted to Bs.1,058.4 million (Bs.829.9 million in the year 2004).

Salary and wages

Remuneration for the concept of salary, other personnel benefits and professional fees received in the year 2005 for the 41 persons of the Company with executive responsibilities (administrators) amounted to some Bs.3.943,6 million (some Bs.3,187.8 million in 2004 for 40 persons).

Compromises for insurances and other concepts

After employment remunerations, some of the current and former administrators of the Company are beneficiaries or insurers which sots is responsibility of the Company. The amount charged to results for this concept in the year 2005 amounted to Bs.42.3 million, approximately (Bs.34.9 million in the year 2004).

At December 31, remuneration to the Board of Directors and administrators are composed as follows:

	2005	2004
Short-term remuneration to administrators	3,549,304	2,869,146
After-employment severance benefits	394,367	318,794
Remuneration to the Board of Directors	1,528,183	1,056,348

19. RISK MANAGEMENT

Risks of interest, type of exchange and prices

The Company is continuously exposed to credit risks, to foreign exchange, interest rates and price fluctuations; however, the management constantly monitors such risks and implements the necessary operating and financial procedures to minimize risks.

The greatest part of Company sales is addressed to the local market whereas part of the costs is in dollars; therefore, variations between the local inflation rate and the devaluation rate may influence the operating margins.

The risk of the interest rate is managed through a conservative indebtedness policy. Currently, the management does not anticipate any significant change in its exposure to change in the interests rates or in the current strategy to manage such risk.

The Company is subject to price risks of the main raw material and among them the most significant is the pulp price. Sales price of paper products are influenced partly by the pulp market price that is determined by offer and demand on the industry. Specifically, pulp price increases may negatively impact earnings if sale prices cannot be adjusted. Derivative instruments have not been used to manage risks.

During the years ended at December 31, 2005 the Company did not carry out any hedging and it has not identified instruments that may be classified as derivatives.

Credit risks

Financial instruments partially subject to the Company at credit risk concentrations mainly consist of temporary investments in cash and commercial accounts receivable. The Company places its temporary investments in different financial institutions and as a policy limits the amount of credit risks. Credit risk concentrations in regard to commercial accounts receivable are limited because of the big number of customers the Company has. At December 31, 2005 and 2004 the Company does not have significant risk concentrations different from those stated above.

Price Control

As of February 6, 2003 the National Executive decreed a price control on first-need goods and services among which certain products manufactured by the Company were included.

Concentration of operations

Export sales at December 31, 2005 and 2004 represent approximately 20% and 21% of net consolidated sales, respectively.

20. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Since 2003, the National Executive and the Venezuelan Central Bank have entered into different agreements which establish the Regime to Administer Foreign Currency as well as the type of foreign exchange that will govern operations set forth in such agreements. From that date, the Commission to Administer Foreign Exchange (CADIVI) is in charge of coordinating, administering, controlling and establishing the requirements, procedures and restrictions required to carry out such agreement. At date, CADIVI has issued several regulations related to registration, guidelines, requirements and conditions concerning the regime to administer foreign currency.

The Company has been carried out the necessary formalities to access foreign exchange aimed at paying its obligations in foreign currency derived from import of goods and services and dividends. Obtaining the necessary foreign currency for operations in foreign currency made by the Company during the regular course of its operations will depend on: (1) the approval of records and requests made before the corresponding institutions; (2) the availability of foreign currency that will be set forth in the enforcement of the aforementioned Regulations; and (3) the Company shares to access those necessary foreign currency not requested before the relevant institutions, or those foreign currency which requests are rejected by such institutions.

Below the monetary assets and liabilities in foreign currency at December 31, 2005 and 2004 are described, registered in bolivars at the exchange rate of Bs.2,150 and Bs.1,920 per US$1.oo respectively (in thousand U.S. dollars):

	(in thousand US$)	
	2005	2004

Assets:		
Cash and temporary investments	5,701	10,491
Available investments for sale	4,035	345
Commercial accounts receivable	1,325	8,937
Accounts receivable to related companies	5,600	5,482
Guaranteed deposits	3,500	1,320
Advances to suppliers and sundry debtors	1,372	1,556
	21,533	28,131
Liabilities:		
Documents payable	-	1,295
Commercial accounts payable	19,576	11,027
Accounts payable to related companies	2,350	1,369
Accumulated expenses payable and others	1,270	1,736
	23,196	15,427

21. COMMITMENTS AND CONTINGENCIES

Bonds and guarantees granted

In order to guarantee obligations, the Company has granted bonds in favor of bank institutions amounting to Bs.26 million. Likewise, the Company has given bonds in favor of the Commission to Administer Foreign Exchange (CADIVI) amounting to US$290 thousand.

In virtue of the sales contract of assets related to forest projects, a subsidiary became jointly guarantor and main payer of the Company before purchaser to guarantee this latter all and each of the obligations accepted by the Company. At date, such bond is limited to the amount of US$350,000 with maturity on April 30, 2006. In order to guarantee the aforementioned bond, the subsidiary granted a first-degree mortgage in favor of the purchaser up to US$446 thousand on real estate of its property constituted by floors 4 and 5 of Torre Country Club. Likewise, it has been agreed that in the case of selling levied property, this bond will be replaced by a guarantee on the securities listed in the Caracas Stock Exchange.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

Open Letters of Credits

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At December 31, 2005 the open letters of credits for these concepts amount to US$13,17 million (Bs.28,324 million).

Contingencies

Certain civil and labor lawsuits have been filed against the Company before courts of the country, amounting to circa Bs.1,408 million in relation to which the relevant brief of reply to charges have been filed. The Company and its legal advisors consider that there are enough grounds to claim these actions and believe that the final resolution will not have significant effects on the consolidated financial statements.

At December 31, 2005 and 2004 the appeals of foreign currency reimbursement to the Venezuelan Central Bank amounting to US$567 thousand, filed by the Treasury (currently the Ministry of Finance) are being decided at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to argument this matter and believe that the final resolution will not have significant effects on the consolidated financial statements.

At December 31, 2005 and 2004 the reimbursement resources of foreign currency to the Venezuelan Central Bank amounting to US$567 thousand filed with the Treasury (currently the Ministry of Finance) are pending decision before the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to argument this matter and they consider that the final solution will not have significant effects on the consolidated financial statements.

As of August 26, 2003 the Company was notified about an administrative procedure by the Directorate of Inspection and Taxation of the Ministry of Finance due to noncompliance with the delivery of foreign currency sales vouchers to the Venezuelan Central Bank, for exports carried out during the foreign exchange control in effect (1994-1996) amounting to US$5.321,716 million, corresponding to 90% of FOB value of customs returns. The Company and its legal advisors are of the opinion that there are enough merits to argue this matter and deem that the final resolution of such will not have significant effects on the consolidated financial statements.

22. RECONCILIATION OF BALANCES AT THE BEGINNING AND AT THE END OF THE YEAR 2004

International Financial Reporting Standards (IFRS) No. 1 "First-time adoption of the International Financial Standard" demands first-time adopters to present the main effects of such standards on the financial statements previously presented.

As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided to early approve the International Financial Reporting Standards (IFRS) to prepare and present the consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV).

The year 2005 is the first fiscal year in which the Company has presented its financial statements pursuant to the IFRS. The latest consolidated financial statements presented according to the principles and standards of the CNV corresponded to the years ended at December 31, 2004. Therefore, the date of transaction to IFRS´s is January 1, 2004.

Impact of transition on the consolidated balance sheet at December 31, 2004 (in thousand bolivars):

	As CNV standards	Effect for transition to IFRSs		According to IFRS
Property, plant and equipment - net	476,304,208	(31,427,847)	**1**	444,876,361
Spare parts	6,587,480	(6,587,480)	**1**	-
Investment in associates and joint businesses	4,020,200	(2,173,159)	**2**	1,847,041
Other assets	1,390,042	(1,390,042)	**3**	-
Total non current assets	488,301,930	(41,578,528)		446,723,402
Other current assets	10,325,755	(10,325,755)	**4**	-
Expenses paid in advance	885,614	(187,269)	**9**	698,345
Inventories	42,434,480	(9,663,397)	**1**	32,771,083

Advances to suppliers	4,813,668	(961,416)	5	3,852,252
Effects and accounts receivable – net	80,294,402	(897,290)	5	79,397,112
Investments available for sale	-	899,770	6	899,770
Cash and cash equivalents	23,142,558	(643,153)	6	22,499,405
Total current assets	161,896,477	(21,778,510)		140,117,967
TOTAL ASSETS	650,198,407	(63,357,038)		586,841,369
SHAREHOLDERS´ EQUITY	560,670,334	(127,084,311)		433,586,023
	As CNV standards	Effect for transition to IFRSs		According to IFRS
MINORITY INTERESTS	1,712,875	(1,712,875)	7	
Other liabilities and differed credits	416,821	(416,821)	10	-
Provision for long-term seniority payment	9,691,114	(7,203,695)	9	2,487,419
Lending differed income tax	6,750,000	60,484,527	8	67,234,527
Non current liability	16,857,935	52,864,011		69,721,946
Provision for short-term seniority payment	-	2,694,704		2,694,704
Accounts payable	36,238,540	6,876,127	7	43,114,667
Documents payable	2,486,040	-		2,486,040
Obligations and commercial papers	2,937,900	(47,690)	9	2,890,210
Short-term loans	561,914	(561,914)		-
Promissory notes and bank overdrafts	12,800,000	659,268	9	13,459,268
Dividends payable	4,145,728	-		4,145,728
Taxes payable	3,575,156	11,169,627	8	14,742,783
Accumulated expenses payable	8,213,985	(8,213,985)	9	-
Total current liabilities	70,957,263	12,576,137		85,533,400



TOTAL LIABILITIES	87,815,198	65,440,148	153,255,346
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES	650,198,407	(63,357,038)	586,841,369

Notes to balance reconciliation:

1. Mainly incorporation of new valuation values, analysis of spare parts inventories as components of machineries and equipment and review of useful lives, everything based on IAS 16.
2. Reverse of excess paid in purchasing Simco Recycling Inc., a foreign affiliate, based on IAS 38 instead of its repayment in 20 years as the local principle established and the effect of registration of the affiliate Manufacturas de Papel Centroamérica, C.A. for the method of participation (see 3).
3. Effect from deconsolidating the affiliate Manufacturas de Papel Centroamérica, C.A. for assets this latter had. Such deconsolidation was made based on the analysis of the joint businesses established in IAS31; registration of affiliate under IAS is made based on the method of participation.
4. Effect from consolidating the affiliate Valores y Acciones 1003, C.A. and affiliates based on the analysis of IFRS 5 instead of registering it using the method of participation.
5. Effect form deconsolidating the Centro American affiliate.
6. Reclassification of financial assets based on the provisions of IAS 39.
7. The affiliate that originated the minority interest was deconsolidated as indicated in item 3.
8. Registry of differed tax mainly for differences in the accounting and tax base of certain assets according to IAS 12, not included in the local principle.
9. Reclassification of accounts to adapt presentation to that set forth in the applicable IAS.

Impact of transition on the consolidated income statement at December 31, 2004 (in thousand bolivars):

	As CNV standards	Effect for transition to IRFSs		According to IRFS
Sales income and others	417,151,665	(33,998,733)	1	383,152,932
Sales cost	290,986,976	(20,131,150)	2	270,855,826
Gross income	126,164,689	(13,867,583)		112,297,106
Costs and expenses:				
Sales expenses	30,507,190	(8,225,017)	1	22,282,173
Overheads and administrative expenses	17,687,956	(79,870)	6	17,608,086
Income from selling assets	(47,023)	(294,728)	6	(341,751)
Operating income	78,016,566	(5,267,968)		72,748,598
Participation in results	(3,534,010)	3,164,743	3	(369,267)
Financial costs	(3,235,011)	221,768	7	(3,013,243)
Financial income	466,638	(21,314)	7	445,324
Exchange differences - net	3,425,910	(471,217)	7	2,954,693
Other income (disbursements):				
Provision for investment	3,005,275	(2,638,964)	4	366,311
Loss in operations with securities	(7,945,773)	534,498	7	(7,411,275)
Net loss in foreign currency hedge agreements	(417,348)	-	7	(417,348)
ADR commissions	-	(646,810)	7	(646,810)
Debit tax	(3,329,929)	223,998	7	(3,105,931)
Others – net	109,478	451,774	7	561,252
Monetary result form the fiscal year	(2,866,206)	2,866,206	5	-
Income before taxes	63,695,590	(1,583,286)		62,112,304
Income tax	(16,165,082	(7,739,840)	6	(8,425,242)

Net income	47,530,508	6,156,554	53,687,062

Notes to balance reconciliation:

1. The effect comes mainly from deconsolidation of the Centro American affiliate (Bs.2,243,608 net) elimination effect of inflation amounting to Bs.27,144,204 (see note 1-c) and reclassification of certain expenses related to sales that were shown as sales expenses amounting to Bs.4,610,921.
2. Mainly the effect from deconsolidating the Centro American affiliate, eliminate the effect for inflation, and registry of higher depreciation of assets for new accounting base.
3. Effect from consolidating the affiliate Valores y Acciones 1003, C.A. and affiliates.
4. Reduction of provision for reduction of assets subject to provision for elimination of the effect of inflation for the years 2002 through 2004.
5. Elimination of the effect for inflation (see note 1-c).
6. Effect of differed tax of he year on movement of temporary differences.
7. Reclassifications of accounts to adapt presentation of provision of IAS 1.

Impact of transition on the consolidated cash flow statement for the year ended at December 31, 2004:

	As CNV standards	Effect for transition to IFRSs		According to IFRS
Operating activities –				
Net cash provided for	56,694,850	12,740,003	**1**	43,954,847
Investing activities –				
Net cash used in	(17,980,522)	(4,363,066)	**2**	(13,617,456)
Financing activities –				
Net cash used in	(27,711,221)	(2,688,536)	**3**	(25,022,685)
Effects of inflation on cash and cash equivalents	(4,417,985)	(4,147,985)	**3**	-
Effect of devaluation on cash and cash equivalents	-	(3,418,780)		3,418,780

Cash increase and cash equivalents	6,855,122	(1,878,364)	1	8,733,486
Cash and cash equivalents at the beginning	16,287,436	2,521,517	**3**	13,765,919
Cash and cash equivalents at the end	23,142,558	643,153	**1**	22,499,405

Notes to balance reconciliation:

1. The effects are mainly due to the increase of the net income under the IFRS and to the deconsolidation of the Centro American *affiliate* and the incorporation of the affiliate Valores y Acciones 1003, C.A. and affiliates.
2. The main effect comes from capitalization of assets that did not meet with the requirements set forth by IAS 16.
3. Elimination of the effect for inflation.

Exemptions used by the Company to apply the International Accounting Standards according to the provisions fo IFRS 1:

The IFRS 1 allows companies to adopt for the first time the IFRS, the possibility to use certain exemptions in applying them. The Company assessed the accounting treatments allowed and has chosen to use the exemptions indicated below:

- Accumulated effect for translation of foreign affiliates – the Company decided to revert the accumulated effects for translation of all its foreign affiliates that had been registered.
- Property, plant and equipment – the Company decided to adopt as allocated cost of its property, plant and equipment (excluding furniture and equipment that was adopted as cost attributed to the net book value), the valuation values established by independent valuation experts registered with the Venezuelan Valuation Engineering Society. Such values were determined based on replacement values for machinery and equipment, and on market values for property and automotive vehicles pursuant to the provisions of IAS 16. For property, plant and equipment of affiliate Vencaribbean Paper Products, Ltd. a cost attributed to net book value in US dollars translated at the current exchange rate at the date of the

balance sheet was adopted. Useful lives of assets were reassessed based on the use expectancy and the generation of future benefits for the different assets.

Impact of transaction on consolidated shareholders´ equity:

	January the 1st, 2004	December the 31st, 2004
Shareholders´ equity according to CNV standards	450,363,074	560,670,334
Registry of differed income tax	(76,992,673)	(71,237,333)
Effect of incorporating valuation of property, plant and equipment	29,842,868	(55,302,446)
Effect of inflation on final inventories	(3,871,219)	(2,528,980)
Effect incorporation of net assets of Valores y Acciones 3103,C.A.	2,920,001	(5,183,332)
Effect deconsolidation of inventory of Manpa Centroamérica	(2,772,786)	(3,485,350)
Effect translation of property, plant and equipment of affiliate Vencaribbean Paper Products	1,894,989	6,322,470
Effect of translation of foreign affiliates	4,158,715	3,486,025
Effect of inflation on other non-monetary entries	(50,421)	(236,714)
Effect of result on investments available for sale	-	156,935
Others, net	(544,643)	924,414
Shareholder's equity as per consolidated balance sheet under IAS	404,947,905	433,586,023

3.4. Reports by the Risk Classifying Companies

CLAVE, Sociedad Calificadora de Riesgo, C.A.

Contacts: Otto Rivero (582) 905.6383

Risk Classification Report. Summary Sheet.

Caracas – Venezuela. September 2006.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

REPUBLICA DE VENEZUELA
126
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

Type of bond: Commercial Papers. Issuance No. 2006[illegible] Amount: Bs.15,000,000,000.00 Denomination: Bolivars Term: From 15 to 360 days

Issuance approved by the General Shareholders' Meeting held on April 21, 2006.

Category: A Sub-category: A2 Date of report: September 7, 2006

Most recent financial statements: At 6/30/06 (non audited)

Next revision: In six (6) months.

Definition of A Category: "It corresponds to those instruments with a very good capacity to pay capital and interests in the terms and periods agreed upon, which should not be affected in case of eventual changes in the issuer, the sector or area to which it belongs or changes in the economy."

Definition of A2 Sub-Category: "It refers to instruments that have a minimum investment risk, with a very good payment capacity of both capital and interests. At the opinion of the qualifier, if foreseen changes occurred in the issuing company, in the financial sector this belongs to or in the performance of the economy in general, the risk of the instrument will not significantly increase."

For the Qualifying Board:

Otto Rivero Salvatierra (signed) Illegible.

César Mendoza (signed) Illegible.

Sarino Russo (signed) Illegible.

Foundations of the qualification:

- In 2005 and 2006, the continuous overvaluation of the Bolivar has impacted Manpa operations, stimulating paper import (mainly white paper) ad reducing exports. Nevertheless, Manpa keeps a solid operating margin: 9.8% during the first semester of 2006 and 10.8% during the fiscal year 2005.
- Interest coverage is comfortable (11 times during the first semester of 2006). Low interest rates will continue favoring servicing the debt that is fully contracted in bolivars. Net financial debt represents a low percentage of sales from Issuer and its equity.

- Manpa holds a high proportion of current assets in cash in order to face difficult times for the industry. At 6/30/06 the cash and cash equivalents are equivalent to 60% of the financial debt.

- The overvaluation of the Bolivar can be corrected at the beginning of 2007, reducing the threat of imports in the sector and increasing competitiveness of exports.

Perspective of Sector:

Manpa is mainly devoted to the preparation of intermediate paper products (paper in reels or sheets that are used as consumables per company of the field) for Printing and Writing, Boxes and Packages and Hygienic paper, and at their conversion into finished products of industrial, commercial, domestic, school and office use. Main plants are in Maracay, Aragua State. In 2005, 32% of Manpa production was sold in paper reels whereas the remaining 68% was converted and sold as finished product; 94% of such sales were to the national market.

With the growing of the GIP during the second quarter of 2006 (+9.2%) there are eleven expansion consecutive periods enjoyed since the fourth quarter of 2003 when the contractive tendency originating the political events of the years 2002 and 2003 that include the oil industry stoppage in December 2002- January 2003 were reverted. The average quotation of the Venezuelan oil export has suffered a strong increase from the second quarter of 2004, having an average US$64/barrel in July 2006. The higher oil income together with the election process, have conditioned a significant increase of the public expenses through via budget and no budget

Apparent consumption of Paper Reels (MT)

Type of Paper	2002	2003	2004	2005
Printing/ Writing	98,873	80,361	121,614	78,467
Packs/ Wrapping	35,528	25,051	34,151	28,262
Hygienic	124,729	86,919	141,165	156,252
Total:	260,130	192,331	296,930	262,981

Source: Apropaca

In 2003, the apparent consumption of paper reels the Issuer manufactures was contracted -2.6% (-6% in 2002). The most impacted items were Hygienic paper (-30%), Packs and Wrappings (-29%) followed by Printing and Writing (-19%). In 2004, with the beginning of the economic expansion, recovery in the consumption of this type of reels was 54%, exceeding the levels of 2001 of the item Printing and Writing. This behavior reflects a tendency during foreign exchange restriction periods, to the local conversion of reels instead of imports of local products. By streamlining the delivery of foreign currency by CADIVI, in 2005 the consumption of reels of Packs and Wrapping and of Printing and Writing contracted again, leading to import of final products. The consumption of Hygienic paper continued expanding due to the natural protection it has against import of finished products.

Type of Paper	2002	2003	2004	2005
Printing/ Writing	72,706	61,413	83,228	50,615
Packs/ Wrapping	16,497	14,322	18,157	16,224
Hygienic	81,439	64,539	134,334	148,560
Total:	170,642	140,274	235,719	215,399

Source: Apropaca

The national production of reels contracted during the years 2002 and 2003, in magnitudes that go beyond the contraction of the internal demand due to an inventory reduction in the distribution channel and the effects of overvaluation of the foreign exchange type: Reduction of exports and increase of final and intermediate product imports. The most impacted item was Hygienic paper. With the recovery of the economic activity and of the consumption in 2004, the production of reels manufactured by the Issuer expanded 54%. All items had a positive performance. In 2005, the production of Hygienic paper continued expanding as opposite to Packs and Wrapping and Printing and Writing which production was reduced. By speeding up the delivery of foreign currency, import of finished products was increased in these two latter items.

Import of Paper Reels (MT)

Type of Paper	2002	2003	2004	2005
Printing/ Writing	27,167	43,512	71,677	47,092

Packs/ Wrapping	16,030	10,729	15,994	12,038
Hygienic	43,290	28,370	23,442	22,743
Total:	86,487	82,611	111,113	81,873

Source: Apropaca

In 2003, import of the segments analyzed contracted -4%. The better sold item was Hygienic paper, a sector in which significant local converters and import of final products from Colombia have appeared, and Packs and Wrapping a sector impacted by imports from local cement factories that were formerly related to local sack manufacturers. The most impacted item was Printing and Writing in which local converters have replaced the local production by imports mainly from Colombia and Brazil. In 2004, imports of Printing and Writing as well as from Packs and Wrapping increased +64% and +49%, respectively, showing a tendency to local conversion of reels in periods of foreign exchange restrictions. In 2005, by making more dynamic the delivery of foreign currency, import of finished products increased for these two items, thus reducing the import of reels. In 2004 and 2005, import of Hygienic paper contracted as local producers recovered their natural market.

Export of Paper Reels (MT)

Type of Paper	2001	2002	2003	2004
Printing/ Writing	27,732	29,082	24,565	33,291
Packs/ Wrapping	0	0	0	0
Hygienic	23,717	16,060	5,990	16,611
Total:	51,449	45,142	30,555	49,902

Source: Apropaca

The overvaluation of the Bolivar and the delays of the Government to pay the draw-back have affected export of paper. Exports contracted 12% in 2002 and 32% in 2003 although reduction of the local consumption and the high idle capacity. The most impacted segment was Hygienic paper, with a higher stability in the export of Printing and Writing. In 2004, with the increase of the international price of papers and an improvement in speeding up draw-back payment, exports suffered an increase of +63%.

In 2005, when the exchange parity remained unchanged, exports contracted again -31%.

In 2006, the political-military tensions in the Middle East are added to the factors that influenced the strong increase of the oil prices in 2004 and 2005. Price projections for the WTI, from different sources, placed at 67.7 US$/barrel for 2007. High oil prices and the anticipated elections will continue conditioning the high public expense. Foreign exchange control will continue for political and technical reasons. Therefore, internal interest rates, both lending and borrowing rates, will remain low. Under this scenario, projections are favorable for the sector where the Issuer works, being solely affected by the threat of imports and the lack of competitiveness to exports.

Regarding the items of Printing and Writing as well as Packs and Wrapping, the main competition of Manpa comes from imports and replacing products like plastic in sacks. In regard to Hygienic paper, the main competitors are "Papeles Venezolanos, C.A." and the multinational "Kimberley-Clark". In this item, Manpa has a higher participation in papers B and C whereas its competitors in papers A and B.

Financial Analysis

Profitability.

During the last three fiscal years, the Issuer shows a solid operating margin. Manpa has carried out significant cost-reduction programs, focusing on the paper business (in 2001 it sold assets from the Forest Division). In 2002, although a strong contraction of the demand, the devaluation of the Bolivar favored exports and boosted competitiveness of local products in front of imports. The results, although inferior to last year, were highly positive. In 2003, the virtual closure of Venepal together with difficulties to obtain foreign currency to import, favor even more the local manufacturer. Manpa operating margin as its sales increased again despite the strong contraction of the economy. In 2004, with the recovery of the demand, Manpa had a solid operating margin and kept a positive tendency for its profitability (ROA and ROE). In 2005, and during the first quarter of 2006, the overvaluation of the Bolivar has affected Manpa exports and its participation in the national market in front of imports (in Printing and Writing as well as Packs and Wrapping). Nevertheless, the results are kept are very solid levels. In 2007, the

expected correction of the foreign exchange should raise competitiveness of local products.

Indebtedness. During the FY01, with the cash produced by selling assets from the forest project Manpa reduced 56% its net financial debt. In the FY02, the coverage index dropped slightly due to the strong increment of interest rates, product of the instability of the foreign exchange that characterized that year. From the FY03, with the exchange control, local interest rates have progressively dropped. Manpa has used its cash surplus to paying the debt. At closure of the FY04, cash and cash equivalents exceeded the financial debt. With the excellent operating results, the interest coverage was of 37 times. In the FY05, the net financial debt became positive due to the high cash dividends paid by the Company. With the operating results more adjusted, coverage was reduced although it is still comfortable (16 times). In 2006, the net financial debt remains positive representing, however, low percentage of income from sales and equity of Issuer. It is expected that Manpa cash flow comfortably covers the financial load.

Solvency and Liquidity. During the FY02, as a result of the exchange instability and of the contraction in the demand, higher inventories of finished product and raw materials accumulated, these latter with their corresponding accounts payable in foreign currency were accumulated. Liquidity and the acid test suffered a significant reduction. Both indexes have strengthened since then, with a higher rotation of inventories of finished products (that has more than compensated the higher accumulation of raw materials) and the fastest payment of accounts payable, showing comfortable figures at the FY04. During the FY05, the higher accumulation of finished products and in-transit inventory reduced liquidity in regard to the previous fiscal year. Rotation of inventory has recovered during the first semester of 2006. In the composition o the current liabilities, the Issuer keeps a high proportion of cash in order to face the adverse effects of the industry.

Efficiency. The concentration in the paper business improved the use of assets until the year 2001. For FY02, the efficiency indexes were damaged since sales remained

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH HERNANDEZ MORA

basically constant while current values of fixed assets were considerably increased with devaluation. In 2006, recovery of indexes is an answer to a better sales performance.

Sensitivity to the Environment. Manpa reduced its short position in dollars as foreign exchange instability increased and restrictions to foreign exchange were imposed. Payment of long-term loans with financial institutions, in some cases anticipated, has contributed thereto. After indicating a long position at closure of the FY04, Manpa short position during the FY05 comes from the greater import of raw materials, thus accumulating a significant amount of commercial accounts payable in foreign currency and the drop of product exports of overvaluation that regularly impact our currency. At 6/30/06, 100% of the financial debt of Manpa is concentrated in bolivars. Foreign exchange control will allow for a low level of local interest rates, with low volatility. On the other hand, operating leverage of Manpa is low (reducing volatility of operating results). Raw material represents circa 70% of the production cost.

Selected Indexes and Figures	June 06	June 05	Dec 05	Dec 04	Dec 03
Profitability (%)					
Operating margin	9.8	11.9	10.8	19.0	22.0
Net margin	8.2	13.6	9.6	14.0	7.5
Net income/ Shareholder's Equity (ROE)	*4.0	*5.5	8.5	12.4	5.2
Net income/ Total Assets (ROA)	*2.7	*3.9	5.8	9.1	4.0
Indebtedness (times)					
EBITDA/ Net interests	10.72	25.98	15.80	36.74	17.88
Net financial debt/ Net sales	*0.08	*0.03	0.09	-0.02	0.00
Total Liabilities / Shareholder's Equity + Minority Interests	0.45	0.41	0.46	0.35	0.19
Current liabilities/ Total Liabilities	0.69	0.62	0.70	0.55	0.91
Financial debt/ Total Liabilities	0.21	0.16	0.26	0.11	0.20
Cash and cash equivalents/ Short-term financial debt	0.60	0.79	0.32	1.38	0.85

Net financial debt (million Bs.)	16.085	5,913	33,855	-6,150	-
Solvency and liquidity (times)					
Liquidity (current assets/ current liabilities)	1.39	1.51	1.34	1.68	1.75
Acid test	1.07	1.08	0.92	1.29	1.10
Rotation of accounts receivable	5.73	6.45	6.56	6.12	5.6
Rotation of inventories	7.63	5.60	4.95	8.27	3.9
Cash and temporary investments/Current assets	0.14	0.13	0.09	0.16	0.11
Efficiency (times)					
Net sales/ Total assets	*0.67	*0.58	0.61	0.65	0.53
Net sales/ Fixed assets	*0.96	*0.80	0.87	0.86	0.72

*Yearly results from the semester- multiplied by two – for comparison purposes.

Note: The results corresponding to the first semester of 2006 and the first semester of 2005 and of the fiscal years 2005 and 2004 correspond to financial statements of the Issuer prepared according to International Financial Reporting Standards (IFRS). Financial statements of the years 2003 (and previous fiscal years) were prepared according to the standards set forth by the National Securities and Exchange Commission and are stated in constant currency.

WARNING: The present report does neither imply a recommendation to purchase, sell or maintain qualified securities nor a guarantee of payment of securities but a valuation regarding the probability that the capital of such securities and their yielding are paid in due time.

Fitch Ratings Latin America Corporate

Characteristics of Issuance

Issuer: MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.

Type of issuance: Commercial Papers

Amount: Up to Bs.15,000 million

Yielding: Set at issuance

Term: Between 15 and 360 days

Risk: A2

Category: "A" corresponds to those instruments having a good capacity to pay capital and interests in the terms and conditions agreed, which shall not be affected by eventual changes at the issuer, in the sector or area to which this belongs to, or in the economy. Only in extreme cases, the risk of the qualified instrument may be slightly impacted.

Sub-category "A2" refers to instruments with a minimum investment risk; their payment capacity, of both capital and interests, is very good. According to the opinion of qualifier, if there are foreseen changes at the issuing company, in the financial sector this latter belongs to or in the direction of the economy in general, their risk would not increase significantly.

Periodicity of Review: This report will be reviewed after one hundred eighty days from the beginning of the pubic offer or when Fitch Venezuela S.A. is aware of facts that may significantly alter the risk level of the securities issued.

Use of Funds: Funds from placing this issuance of commercial papers will be 100% destined to cover the work capital needs, understanding as such, the difference between accounts receivable plus inventories less accounts payable. This difference is normally originated by the existing lagging behind among purchasing raw materials, their processing and transformation into finished products, product sale and further collection.

Authorization for issuance: Issuance was approved by the General Shareholders' Meeting held on April 21, 2006.

Processed Information:

1. Consolidated financial statements from issuer for the term 2000-2006.
2. Interviews with company executives.
3. Reports by FITCH Ratings Ltd.

Classification support: Financial analysis of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. published in September 2006.

Carlos Fiorillo (signed) Illegible.

Pedro E. Khaouli (signed) Illegible.

Hilario Ramírez (signed) Illegible. ---

CLASIFICADORES ASOCIADOS S&S,C.A.

SUMMARY OF THE RISK CLASSIFICATION REPORT

ISSUER: MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A. and Affiliates

DESCRIPTION OF BONDS: Commercial papers at bearer up to the amount of FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00), issuance approved by the Special Shareholders' Meeting held on April 21, 2006.

BOND TERM: Between 15 and 30 days.

USE FO FUNDS: As notified by the Management, funds required by MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A. and Affiliates are 100% destined to cover work capital needs.

ANALYZED INFORMATION:

a) Financial statements at December 31, 2004 and 2005 audited by Lara, Marambio & Asociados and a non-audited interim cut at June 2006.
b) Interviews with company executives.
c) Sectorial information.

RISK: A2

Category: "A" corresponds to those instruments having a good capacity to pay capital and interests in the terms and conditions agreed, which shall not be affected by eventual changes at the issuer, in the sector or area to which this belongs to, or in the economy. Only in extreme cases, the risk of the qualified instrument may be slightly impacted.

Sub-category "A2" refers to instruments with a minimum investment risk; their payment capacity, of both capital and interests, is very good. According to the opinion of qualifier, if there are foreseen changes at the issuing company, in the financial sector this latter belongs to or in the direction of the economy in general, their risk would not increase significantly.

PERIODICITY OF REVIEW: One hundred eighty (180) days from the beginning of the public offer authorized by the National Securities Commission, or when CLASIFICADORES ASOCIADOS S&S,C.A. (S&S) is aware of facts that may significantly influence the risk level of the securities issued.

EDUARDO GRASSO V. (signed) Illegible.

JUAN A. RODRIGUEZ B. (signed) Illegible.

BEATRIZ FERNANDEZ R. (signed) Illegible.

Caracas, September 11, 2006.

No.DIC-CASS-08/2006 ---

4. SUPPLEMENTARY INFORMATION

The additional information about the issuance can be obtained at the business premises of MANPA situated in Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, by the following people:

- JUAN ANTONIO LOVERA Phone 901-2325/ 2335

jlovera@manpa.com.ve

- LETICIA LEVEL Phone 901-2245

llevel@manpa.com.ve

"THE UNDERSIGNED DO HEREBY DECLARE THAT THEY JOINTLY OR INDIVIDUALLY ACCEPT, FOR ALL THE SUBSEQUENT LEGAL PURPOSES, THE RESPONSIBILITY OF THE CONTENT OF THE PRESENT PROSPECTUS AND THAT THE SAME IS TRUE AND THAT THEY DO NOT KNOW OF ANY OTHER IMPORTANT FACT OR INFORMATION WHICH OMISSION MAY ALTER THE APPRECIATION MADE BY THE PUBLIC OF THE CONTENT OF THIS PROSPECTUS."

THE PEOPLE RESPONSIBLE OF THE CONTENT OF THE PROSPECTUS:

JUAN ANTONIO LOVERA I.D. Card No.5534882

Corporate Finance Vice-President.

LETICIA LEVEL I.D. Card No.6401405

Corporate Planning Manager.

ADDRESS: Av. Francisco de Miranda, Torre Country Club, Piso No.11, Chacaito

PHONES: 901.23.35

FAX: 901.23.17 ---

[Logotype of MANPA] Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

GENERAL INDEX

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

ISSUANCE OF COMMERCIAL PAPERS AT BEARER 2006

Maximum authorized amount Bs.15,000,000,000.00

Coordinator:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.-----------------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, December the 7th, 2006.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE FOR THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2006
AND FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004
(Stated in thousand bolivars)

			Retained Earnings				
	Capital stock	Accrued result from translation of subsidiary and joint business	Legal Reserve	Updated Net Balance of retained earnings for the sole use of payment of dividends of Company shares and its subsidiaries	Undistributed	Non realization of results from investments	Total Equity
BALANCES AT DECEMBER 31, 2003	69.632.690	-	6.963.269	119.593.551	208.758.395	-	404.947.905
Reasonable value of investments available for sale	-	-	-	-	-	156.935	156.935
Result from translation	-	28.224	-	-	-	-	28.224
Losses directly recognized on equity	-	28.224	-	-	-	156.935	185.159
Net income for the year	-	-	-	-	53.687.062	-	53.687.062
Total earnings and losses recognized for the year	-	28.224	-	-	53.687.062	156.935	53.872.221
Decreed dividends	-	-	-	-	(25.234.103)	-	(25.234.103)
BALANCES AT DECEMBER 31, 2004	69.632.690	28.224	6.963.269	119.593.551	237.211.354	156.935	433.586.023
Reasonable value of investments available for sale	-	-	-	-	-	(1.156.123)	(1.156.123)
Result from translation	-	178.084	-	-	-		178.084
Losses directly recognized on equity	-	178.084	-	-	-	(1.156.123)	(978.039)
Net income for the year	-	-	-	-	35.838.263	-	35.838.263
Total earnings and losses recognized for the year	-	178.084	-	-	35.838.263	(1.156.123)	34.860.224
Decreed dividends	-	-	-	-	(45.880.188)	-	(45.880.188)
BALANCES AT DECEMBER 31, 2005	69.632.690	206.308	6.963.269	119.593.551	227.169.429	(999.188)	422.566.059
Net income for the year	-	-	-	-	16.479.474	-	16.479.474
Total earnings and losses recognized for the year	-	-	-	-	16.479.474	-	16.479.474
Results realized from investments available for sale	-	-	-	-	-	779.641	779.641
Decreed dividends	-	-	-	-	(27.528.113)	-	(27.528.113)
BALANCES AT JUNE,30 2006	69.632.690	206.308	6.963.269	119.593.551	216.120.790	(219.547)	412.297.061

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO [illegible] X. HERNANDEZ MORA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004
(Stated in thousand bolivars)

			Retained Earnings				
	Capital stock	Accrued result from translation of subsidiary and joint business	Legal Reserve	Updated Net Balance of retained earnings for the sole use of payment of dividends of Company shares and its subsidiaries	Undistributed	Non realization of results from investments	Total Equity
BALANCES AT DECEMBER 31, 2003	69.632.690	-	6.963.269	119.593.551	208.758.395	-	404.947.905
Reasonable value of investments available for sale	-	-	-	-	-	156.935	156.935
Result from translation	-	28.224	-	-	-	-	28.224
Losses directly recognized on equity	-	28.224	-	-	-	156.935	185.159
Net income for the year	-	-	-	-	53.687.062	-	53.687.062
Total earnings and losses recognized for the year	-	28.224	-	-	53.687.062	156.935	53.872.221
Decreed dividends	-	-	-	-	(25.234.103)	-	(25.234.103)
BALANCES AT DECEMBER 31, 2004	69.632.690	28.224	6.963.269	119.593.551	237.211.354	156.935	433.586.023
Reasonable value of investments available for sale	-	-	-	-	-	(1.156.123)	(1.156.123)
Result from translation	-	178.084	-	-	-		178.084
Losses directly recognized on equity	-	178.084	-	-	-	(1.156.123)	(978.039)
Net income for the year	-	-	-	-	35.838.263	-	35.838.263
Total earnings and losses recognized for the year	-	178.084	-	-	35.838.263	(1.156.123)	34.860.224
Decreed dividends	-	-	-	-	(45.880.188)	-	(45.880.188)
BALANCES AT DECEMBER 31, 2005	69.632.690	206.308	6.963.269	119.593.551	227.169.429	(999.188)	422.566.059

See notes to the consolidated financial statements.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA